                          BATTLE MOUNTAIN GOLD COMPANY
                          333 Clay Street, 42nd Floor
                           Houston, Texas 77002-4103

                                                                    June 7, 1996

Dear Stockholder:

     You are cordially invited to attend the annual meeting of stockholders of Battle Mountain Gold Company, which will be held at the Doubletree Hotel at One Allen Center, 400 Dallas Street, Houston, Texas, on July 15, 1996 at 1:30 p.m.

     On March 11, 1996, Battle Mountain and Hemlo Gold Mines Inc. entered into an agreement to combine the two companies. We regard the combination with Hemlo Gold as an event of singular importance in the history of our Company. The combination is expected to create the fifth largest North American-based gold producer. It presents an opportunity for Battle Mountain to diversify its production and proven and probable reserve base to include eight mines on three continents, expected to produce about 1 million ounces of gold in 1996. The combined company will have two flagship mines, Kori Kollo in Bolivia and the Golden Giant in Ontario.

     Your Board of Directors believes the larger size of the combined company coupled with continued low cash production costs will result in a top tier "pure play" international precious metals mining company with the expertise and financial capability to grow by bringing existing development projects into production and carrying out a strong international exploration effort. We believe the combination will result in a new critical mass and create opportunities unavailable to either company standing alone. The name of the combined enterprise will remain Battle Mountain Gold Company, with headquarters in Houston.

     At the annual meeting, you will be asked to approve and adopt the definitive agreement relating to the combination and the transactions contemplated thereby and certain related amendments to Battle Mountain's articles of incorporation. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THESE MATTERS.

     In the combination, each share of Hemlo Gold will be exchanged for 1.48 shares of a new class of "Exchangeable Shares" of Hemlo Gold. The Exchangeable Shares will entitle their holders to dividends economically equivalent to dividends paid on the Battle Mountain Common Stock and will also carry the right to vote at meetings of stockholders of Battle Mountain. They are also exchangeable at any time for Battle Mountain Common Stock at the option of the holder. Hemlo Gold will become a subsidiary of Battle Mountain and be renamed Battle Mountain Canada Inc. The Exchangeable Share structure is designed to provide an opportunity for shareholders of Hemlo Gold to achieve tax deferral in certain circumstances, as described in the attached Joint Management Information Circular and Proxy Statement.

     Other matters to be considered at the annual meeting will include the election of directors, amendments to our stock incentive plan to increase the number of shares available and allow for future awards of Exchangeable Shares, and other routine matters.

     WE URGE YOU TO CONSIDER CAREFULLY THE IMPORTANT MATTERS DESCRIBED IN THE ATTACHED JOINT MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT. The document is lengthy because of the complexity of the Exchangeable Share structure and the use of the document to obtain the necessary approvals of both the Battle Mountain and Hemlo Gold stockholders and satisfy legal requirements of both the United States and Canada. A summary of some of the more important information in the document begins on page 1, and is a useful place to begin your review.

     WHETHER OR NOT YOU ARE PERSONALLY ABLE TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE AS SOON AS POSSIBLE. This action will not limit your right to vote in person if you wish to attend the annual meeting and vote personally.

                                        Sincerely yours,


                                        /s/ Karl E. Elers
                                        Karl E. Elers
                                        Chairman of the Board

                          BATTLE MOUNTAIN GOLD COMPANY
                          333 Clay Street, 42nd Floor
                       Houston, Texas, U.S.A. 77002-4103

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON JULY 15, 1996

TO THE STOCKHOLDERS
  OF BATTLE MOUNTAIN GOLD COMPANY:

     The annual meeting of stockholders of Battle Mountain Gold Company ("Battle Mountain") will be held at the Doubletree Hotel at One Allen Center, 400 Dallas Street, Houston, Texas, on July 15, 1996 at 1:30 p.m., for the following purposes:

          1. To consider and vote upon a proposal to approve and adopt the Combination Agreement effective as of March 11, 1996 by and between Battle Mountain and Hemlo Gold Mines Inc. and the transactions contemplated thereby, including the amendment of Battle Mountain's Restated Articles of Incorporation to increase the number of shares of Battle Mountain's Common Stock authorized for issuance from 200,000,000 to 500,000,000, increase the number of shares of Battle Mountain's Preferred Stock authorized for issuance from 20,000,000 to 50,000,000, authorize one share of a new class of stock, designated Special Voting Stock, par value US$0.10 per share, and provide for the relative rights of such class;

          2. To elect three directors;

          3. To consider and vote upon a proposal to amend Battle Mountain's 1994 Long-Term Incentive Plan, in connection with the approval of the Combination Agreement referred to in proposal 1, to increase the number of shares of Battle Mountain's Common Stock authorized for issuance under the Plan to 10,000,000 and to provide that stock options and other stock awards under the Plan may include awards relating to Exchangeable Shares of Hemlo Gold Mines Inc. as well as Common Stock of Battle Mountain;

          4. To ratify the appointment of Price Waterhouse LLP as Battle Mountain's independent accountants for 1996; and

          5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

     The Board of Directors has fixed the close of business on May 28, 1996 as the record date for determining stockholders entitled to notice of and to vote at the meeting.

     You are cordially invited to attend the meeting; however, you are requested to mark, sign, date and return the accompanying proxy as soon as possible.

                                        By Order of the Board of Directors

                                        /s/ Robert J. Quinn
                                        Robert J. Quinn
                                        Vice President, General Counsel and
                                        Secretary
June 7, 1996
333 Clay Street, 42nd Floor
Houston, Texas, U.S.A. 77002

      BATTLE MOUNTAIN GOLD COMPANY              HEMLO GOLD MINES INC.
       333 Clay Street, 42nd Floor        1 Adelaide Street East, Suite 2902
    Houston, Texas, U.S.A. 77002-4103      Toronto, Ontario, Canada M5C 2Z9

           JOINT MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

     This Joint Management Information Circular and Proxy Statement ("Joint Proxy Statement") is being furnished to holders of common stock, par value US$0.10 per share ("Battle Mountain Common Stock"), of Battle Mountain Gold Company, a Nevada corporation ("Battle Mountain"), in connection with the solicitation of proxies by the Board of Directors of Battle Mountain for use at the annual meeting of Battle Mountain stockholders to be held on July 15, 1996 and any adjournment or postponement thereof (the "Battle Mountain Stockholders Meeting").

     This Joint Proxy Statement is also being furnished to holders of Common Shares ("Hemlo Gold Common Shares") of Hemlo Gold Mines Inc., an Ontario corporation ("Hemlo Gold"), in connection with the solicitation of proxies by the management of Hemlo Gold for use at the annual and special meeting of Hemlo Gold shareholders to be held on July 15, 1996 and any adjournment or postponement thereof (the "Hemlo Gold Shareholders Meeting").

     At the Battle Mountain Stockholders Meeting and the Hemlo Gold Shareholders Meeting, holders of shares of Battle Mountain Common Stock and Hemlo Gold Common Shares, respectively, will be asked to consider and vote upon (i) in the case of holders of Battle Mountain Common Stock, a proposal to approve and adopt the Combination Agreement effective as of March 11, 1996 by and between Battle Mountain and Hemlo Gold (the "Combination Agreement") and the transactions contemplated thereby, including the amendment of Battle Mountain's Restated Articles of Incorporation (the "Battle Mountain Articles") to increase the number of shares of Battle Mountain Common Stock authorized for issuance from 200,000,000 to 500,000,000, increase the number of shares of Battle Mountain Preferred Stock, par value US$1.00 per share (the "Battle Mountain Preferred Stock"), authorized for issuance from 20,000,000 to 50,000,000, authorize one share of a new class of stock, designated special voting stock, par value US$0.10 per share (the "Special Voting Stock"), and provide for the relative rights of such class, and (ii) in the case of holders of Hemlo Gold Common Shares, a special resolution to approve the arrangement (the "Arrangement") contemplated by the Combination Agreement. Pursuant to the Arrangement, each outstanding Hemlo Gold Common Share will be exchanged for 1.48 Exchangeable Shares of Hemlo Gold (the "Exchangeable Shares"), Battle Mountain will become the beneficial owner of all of the outstanding Hemlo Gold Common Shares and Hemlo Gold will change its name to Battle Mountain Canada Inc.

     SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR CERTAIN CONSIDERATIONS RELEVANT TO APPROVAL OF THE PROPOSALS AND AN INVESTMENT IN THE SECURITIES REFERRED TO HEREIN.

                                                        (Continued on next page)
                            ------------------------
     This Joint Proxy Statement and the accompanying form of proxy are first being mailed to stockholders of Battle Mountain on or about June 11, 1996.
   THE SECURITIES TO BE ISSUED IN THE TRANSACTION HAVE NOT BEEN APPROVED OR
      DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
        COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The date of this Joint Proxy Statement is June 7, 1996.

     The Exchangeable Shares will be created pursuant to the Arrangement and will be exchangeable by a holder thereof, at any time, on a one-for-one basis for shares of Battle Mountain Common Stock. Holders of Exchangeable Shares will be entitled to receive dividends economically equivalent to any dividends paid on the Battle Mountain Common Stock, and in accordance with the Voting, Support and Exchange Trust Agreement to be entered into among Battle Mountain, Hemlo Gold and The R-M Trust Company, as trustee (the "Trustee") (the "Voting, Support and Exchange Trust Agreement"), Battle Mountain will be restricted from paying dividends on the Battle Mountain Common Stock unless equivalent dividends are paid on the Exchangeable Shares. Holders of Exchangeable Shares (other than Battle Mountain and certain subsidiaries of Battle Mountain) will also be able to exercise the same voting rights with respect to Battle Mountain as they would have after exchange of their Exchangeable Shares for Battle Mountain Common Stock. These voting rights will be provided by means of the issuance by Battle Mountain to the Trustee of the one share of Special Voting Stock, which will entitle the Trustee to the number of votes per share on all matters on which holders of Battle Mountain Common Stock may vote equal to the number of Exchangeable Shares outstanding from time to time that are not held by Battle Mountain or certain subsidiaries of Battle Mountain. Holders of Exchangeable Shares will also be entitled to participate in any liquidation of Battle Mountain on the same basis as holders of Battle Mountain Common Stock. See "THE TRANSACTION -- Transaction Mechanics and Description of Exchangeable Shares."

     At the Battle Mountain Stockholders Meeting, holders of Battle Mountain Common Stock also will be asked (a) to elect three directors to the Battle Mountain Board of Directors, (b) to vote upon a proposal to amend Battle Mountain's 1994 Long-Term Incentive Plan (the "Battle Mountain Incentive Plan"), in connection with the approval of the Combination Agreement, to increase the number of shares of Battle Mountain Common Stock authorized for issuance under the Plan to 10,000,000 shares and to provide that stock options and other stock awards under the Plan may include awards relating to Exchangeable Shares as well as Battle Mountain Common Stock and (c) to ratify the appointment of Price Waterhouse LLP as Battle Mountain's independent accountants for 1996.

     At the Hemlo Gold Shareholders Meeting, the Hemlo Gold shareholders also will be asked to elect nine directors to the Hemlo Gold Board of Directors and to vote on a resolution to appoint Ernst & Young as Hemlo Gold's independent auditors and to authorize the directors to fix their remuneration.

     Upon consummation of the Combination Agreement, the Battle Mountain Board of Directors will consist of 12 directors, six of whom are currently directors of Battle Mountain and six of whom will be designated by the Hemlo Gold Board of Directors. Under the Battle Mountain Articles, the board is classified into three groups of approximately equal size. Upon consummation of the Combination Agreement, two members of each class will be current directors of Battle Mountain and two members of each class will be designated by the Hemlo Gold Board of Directors. See "THE COMPANIES AFTER THE TRANSACTION -- Management."

     All information in this Joint Proxy Statement relating to Battle Mountain has been supplied by Battle Mountain, and all information relating to Hemlo Gold has been supplied by Hemlo Gold.

     No person is authorized to give any information or to make any representation not contained in this Joint Proxy Statement and, if given or made, such information or representation should not be relied upon as having been authorized. This Joint Proxy Statement does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Joint Proxy Statement nor any distribution of the securities referred to in this Joint Proxy Statement shall, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Joint Proxy Statement.

                               TABLE OF CONTENTS

SUMMARY............................................................................         1
RISK FACTORS.......................................................................        11
GLOSSARY OF CERTAIN TERMS RELATING TO THE TRANSACTION..............................        16
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES.....................................        21
EXCHANGE RATE OF CANADIAN AND U.S. DOLLARS.........................................        21
COMPARATIVE MARKET PRICE DATA......................................................        22
COMPARATIVE PER SHARE DATA.........................................................        23
SELECTED HISTORICAL FINANCIAL DATA.................................................        24
     Battle Mountain...............................................................        24
     Hemlo Gold....................................................................        25
PRO FORMA FINANCIAL INFORMATION....................................................        26
SELECTED PRO FORMA OPERATING DATA..................................................        34
THE MEETINGS -- GENERAL PROXY INFORMATION..........................................        38
     Battle Mountain...............................................................        38
     Hemlo Gold....................................................................        39
THE TRANSACTION....................................................................        40
     Background of the Transaction.................................................        40
     Reasons for the Transaction...................................................        41
     Board Recommendations.........................................................        44
     Opinions of Financial Advisors................................................        44
     Interests of Certain Persons in the Transaction...............................        50
     Transaction Mechanics and Description of Exchangeable Shares..................        52
     The Combination Agreement.....................................................        55
     Other Agreements..............................................................        61
     Court Approval of the Arrangement and Completion of the Transaction...........        62
     Anticipated Accounting Treatment..............................................        62
     Procedures for Exchange of Share Certificates by Hemlo Gold Shareholders......        63
     Stock Exchange Listings.......................................................        63
     Eligibility for Investment in Canada..........................................        64
     Regulatory Matters............................................................        64
     Resale of Exchangeable Shares and Battle Mountain Common Stock Received in the
      Transaction..................................................................        66
     Ongoing Canadian Reporting Obligations........................................        67
     Future Issuances of Authorized Shares.........................................        67
THE COMPANIES AFTER THE TRANSACTION................................................        68
     The Combination -- General....................................................        68
     Management....................................................................        68
     Plans and Proposals...........................................................        70
     Principal Holders of Securities...............................................        71
     Battle Mountain Capital Stock.................................................        72
     Battle Mountain Canada Share Capital..........................................        75
     Voting, Support and Exchange Trust Agreement..................................        80
     Independent Accountants.......................................................        82
     Transfer Agents and Registrars................................................        82
TAX CONSIDERATIONS TO HEMLO GOLD SHAREHOLDERS......................................        82
     Canadian Federal Income Tax Considerations to Hemlo Gold Shareholders.........        82
     Shareholders Resident in Canada...............................................        83
     Shareholders Not Resident in Canada...........................................        87
     United States Federal Tax Considerations to Hemlo Gold Shareholders...........        87
BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL CONDITION AND RESULTS OF OPERATIONS.................................        96

     Years Ended December 31, 1995, 1994 and 1993..................................        96
     Three Months Ended March 31, 1996 and 1995....................................       106
INFORMATION CONCERNING BATTLE MOUNTAIN.............................................       112
     Business and Properties of Battle Mountain....................................       112
     Legal Proceedings.............................................................       134
     Executive Officers............................................................       134
     Security Ownership............................................................       135
     Executive Compensation........................................................       136
     Compensation of Directors.....................................................       141
     Compensation and Stock Option Committee Report on Battle Mountain Executive
      Compensation.................................................................       141
     Stockholder Return Performance Presentation...................................       145
HEMLO GOLD MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS....................................................................       146
     Years Ended December 31, 1995 and 1994........................................       146
     Three Months Ended March 31, 1996 and 1995....................................       155
INFORMATION CONCERNING HEMLO GOLD..................................................       156
     Incorporation and Subsidiaries................................................       156
     General Development of the Business...........................................       156
     Business and Property of Hemlo Gold...........................................       158
     Share Capital Structure.......................................................       172
     General.......................................................................       172
     Directors and Officers........................................................       174
     Statement of Corporate Governance Practices...................................       176
     Executive Compensation........................................................       179
     Interest of Management and Others in Material Transactions....................       185
COMPARISON OF STOCKHOLDER RIGHTS...................................................       185
     Vote Required for Extraordinary Transactions..................................       185
     Amendment to Governing Documents..............................................       186
     Dissenters' Rights............................................................       187
     Oppression Remedy.............................................................       187
     Derivative Action.............................................................       188
     Shareholder Consent in Lieu of Meeting........................................       188
     Director Qualifications.......................................................       188
     Fiduciary Duties of Directors.................................................       188
     Indemnification of Officers and Directors.....................................       189
     Director Liability............................................................       189
     Anti-Takeover Provisions and Interested Stockholder Transactions..............       189
DISSENTING SHAREHOLDERS' RIGHTS....................................................       191
     Hemlo Gold....................................................................       191
     Battle Mountain...............................................................       193
ADDITIONAL MATTERS FOR CONSIDERATION OF BATTLE MOUNTAIN STOCKHOLDERS...............       193
     Election of Three Directors and Director Compensation.........................       193
     Approval of Amendment to 1994 Long-Term Incentive Plan........................       195
     Appointment of Independent Accountants........................................       198
     Compliance with Section 16(a) of the Securities Exchange Act..................       198
     Other Business................................................................       198
     Stockholder Proposals.........................................................       199
ADDITIONAL MATTERS FOR CONSIDERATION OF HEMLO GOLD
  SHAREHOLDERS.....................................................................       199
     Election of Directors.........................................................       199
     Appointment of Auditors.......................................................       199

AVAILABLE INFORMATION..............................................................       200
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE....................................       200
APPROVAL OF PROXY STATEMENT BY HEMLO GOLD BOARD OF DIRECTORS.......................       202
INDEX TO FINANCIAL STATEMENTS......................................................    FS-(i)
ANNEX A  -- Form of the Arrangement Resolution
ANNEX B  -- Interim Order and Notice of Motion for Final Order
ANNEX C  -- Combination Agreement
ANNEX D  -- Plan of Arrangement including Exchangeable Share Provisions
ANNEX E  -- Form of Voting, Support and Exchange Trust Agreement
ANNEX F  -- Amendment to Restated Articles of Incorporation of Battle Mountain Gold
            Company
ANNEX G  -- Salomon Brothers Inc Fairness Opinion
ANNEX H  -- RBC Dominion Securities Inc. Fairness Opinion
ANNEX I  -- Amended and Restated 1994 Long-Term Incentive Plan of Battle Mountain Gold
            Company
ANNEX J  -- Glossary of Certain Mining Terms

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Joint Proxy Statement. It is not, and is not intended to be, complete in itself. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Joint Proxy Statement, which Hemlo Gold shareholders and Battle Mountain stockholders are encouraged to review. Unless otherwise indicated, capitalized terms used in this Joint Proxy Statement are defined in the Glossary of Certain Terms Relating to the Transaction or in the Glossary of Certain Mining Terms or elsewhere in this Joint Proxy Statement.

THE COMPANIES

Battle Mountain...............   Battle Mountain is engaged in the mining and
                                 processing of gold, silver and copper ore in the United States, Bolivia, Chile and Australia and in the exploration and evaluation of precious metals properties primarily in Latin
                                 America, the South Pacific and the United
                                 States. Battle Mountain's principal executive offices are located at 333 Clay Street, 42nd
                                 Floor, Houston, Texas, U.S.A. 77002-4103
                                 (telephone number (713) 650-6400). See
                                 "INFORMATION CONCERNING BATTLE MOUNTAIN."

Hemlo Gold....................   Hemlo Gold is engaged in the mining and
                                 processing of gold ore in Canada and in the exploration and development of precious metals properties in Canada, the United States, Australia, Mexico, Chile and Ghana. Hemlo
                                 Gold's principal executive offices are located at 1 Adelaide Street East, Suite 2902, Toronto,
                                 Ontario, Canada M5C 2Z9 (telephone number (416)
                                 982-7116). See "INFORMATION CONCERNING HEMLO
                                 GOLD."

The Combination...............   The Combination Agreement between Battle
                                 Mountain and Hemlo Gold provides for the combination of Battle Mountain and Hemlo Gold in a transaction in which each holder of Hemlo
                                 Gold Common Shares will receive 1.48
                                 Exchangeable Shares for each Hemlo Gold Common
                                 Share held. The Exchangeable Shares will be securities of Hemlo Gold (which will be renamed
                                 Battle Mountain Canada Inc.) that entitle their holders to dividend and other rights economically equivalent to those of the Battle
                                 Mountain Common Stock and, through a voting trust, to vote at meetings of stockholders of Battle Mountain. The Exchangeable Shares are exchangeable at the option of the holder for Battle Mountain Common Stock on a share-for-share basis.

THE MEETINGS

Time, Date and Place..........   The Battle Mountain Stockholders Meeting will
                                 be held at the Doubletree Hotel at One Allen
                                 Center, 400 Dallas Street, Houston, Texas on
                                 July 15, 1996 at 1:30 p.m.

                                 The Hemlo Gold Shareholders Meeting will be held at the Civic Ballroom of the Sheraton Centre Hotel, Toronto, Ontario on July 15, 1996 at 11:00 a.m. See "THE MEETINGS -- GENERAL PROXY INFORMATION."

Record Dates, Shares Entitled
  to Vote.....................   Holders of record of Battle Mountain Common
                                 Stock on May 28, 1996 (the "Battle Mountain
                                 Record Date") are entitled to notice of and to vote at the Battle Mountain Stockholders
                                 Meeting. At
                                 the close of business on the Battle Mountain
                                 Record Date, there were outstanding and
                                 entitled to vote 81,335,448 shares of Battle
                                 Mountain Common Stock, each of which will be entitled to one vote on each matter to be acted upon.

                                 Holders of record of Hemlo Gold Common Shares on June 13, 1996 (the "Hemlo Gold Record Date") are entitled to notice of and to vote at the Hemlo Gold Shareholders Meeting except to the extent that a person has transferred Hemlo Gold Common Shares after that date and the new holder of such shares establishes proper ownership and demands not later than July 5, 1996 to be included in the list of shareholders eligible to vote at the Hemlo Gold Shareholders Meeting. At the close of business on June 5, 1996, there were outstanding and entitled to vote 100,066,445 Hemlo Gold Common Shares, each of which will be entitled to five votes on each matter to be acted upon. See "THE MEETINGS -- GENERAL PROXY INFORMATION."

Matters to be Considered at
  Meetings....................   At the Battle Mountain Stockholders Meeting,
                                 the Battle Mountain stockholders will consider and vote upon: (i) approval of the Combination
                                 Agreement and the transactions contemplated thereby, including proposed amendments to the Battle Mountain Articles to increase the number of authorized shares of Battle Mountain Common
                                 Stock, to increase the number of authorized shares of Battle Mountain Preferred Stock and to authorize one share of a new class of capital stock designated as Special Voting
                                 Stock; (ii) election of three directors to Battle Mountain's Board of Directors; (iii) approval of amendments to the Battle Mountain
                                 Incentive Plan to be undertaken in connection with the Combination Agreement; (iv) ratification of the appointment of Price
                                 Waterhouse LLP as Battle Mountain's independent accountants for 1996; and (v) such further business as may properly come before the Battle
                                 Mountain Stockholders Meeting or any
                                 adjournment or postponement thereof. Whether or not Battle Mountain Stockholders are personally able to attend the Battle Mountain Stockholders
                                 Meeting, they are urged to complete, sign and date the enclosed Battle Mountain proxy card and return it in the enclosed envelope as soon as possible.

                                 At the Hemlo Gold Shareholders Meeting, the
                                 Hemlo Gold shareholders will consider and vote upon: (i) the Arrangement Resolution; (ii) the election of nine directors to Hemlo Gold's Board of Directors; (iii) a resolution to appoint Ernst & Young, Chartered Accountants, as Hemlo Gold's independent auditors and to authorize the directors to fix their remuneration; and (iv) such further business as may properly come before the Hemlo Gold Shareholders Meeting or any adjournment or postponement thereof. Hemlo Gold shareholders who are unable to attend the Hemlo Gold Shareholders Meeting are urged to complete, sign and date the enclosed Hemlo Gold proxy card and return it in the enclosed envelope as soon as possible. See "THE MEETINGS -- GENERAL PROXY INFORMATION."

Votes Required................   Approval of the Combination Agreement and the
                                 transactions contemplated thereby, including proposed amendments to the Battle Mountain
                                 Articles to increase the number of authorized shares of Battle Mountain Common Stock and to authorize one share of a new class of capital stock designated as Special Voting Stock, will require the affirmative vote of the holders of a majority of the shares of Battle Mountain
                                 Common Stock outstanding on the Battle Mountain
                                 Record Date. The election of directors of Battle Mountain will be by a plurality of the votes cast. Approval of the amendments to the Battle Mountain Incentive Plan will require the affirmative vote of the holders of a majority of the shares of Battle Mountain Common Stock represented and entitled to vote at the Battle
                                 Mountain Stockholders Meeting. Ratification of the appointment of Price Waterhouse LLP as Battle Mountain's independent accountants for
                                 1996 will require the affirmative vote of the holders of a majority of the votes cast.

                                 The Arrangement Resolution must be approved by the affirmative vote of not less than two-thirds of the votes cast in respect of that resolution at the Hemlo Gold Shareholders Meeting. The directors of Hemlo Gold must be elected by a majority of the votes cast thereon at the Hemlo Gold Shareholders Meeting. The appointment of Ernst & Young, Chartered Accountants, as auditors of Hemlo Gold at a remuneration to be fixed by the Hemlo Gold Board of Directors must be approved by the affirmative vote of a majority of the votes cast thereon at the Hemlo Gold Shareholders Meeting. Noranda, as holder of approximately 44 percent of the outstanding Hemlo Gold Common Shares, has agreed to vote its Hemlo Gold Common Shares in favor of the Arrangement Resolution unless there is a competing acquisition proposal which Noranda determines to be more favorable to it than the Arrangement.

Recommendations of Boards of
  Directors...................   The Battle Mountain Board of Directors believes
                                 that the terms of the Transaction are fair to and in the best interests of the stockholders of Battle Mountain and has unanimously approved, and unanimously recommends that stockholders of Battle Mountain vote to approve, the Combination Agreement and the transactions contemplated thereby, including proposed amendments to the Battle Mountain
                                 Articles. The Board of Directors of Battle
                                 Mountain also recommends a vote for each of the other proposals to be voted on at the Battle
                                 Mountain Stockholders Meeting and for each of the nominees for director.

                                 The Hemlo Gold Board of Directors believes that the terms of the Transaction are fair to and in the best interests of the shareholders of Hemlo Gold and has unanimously approved, and unanimously recommends that shareholders of Hemlo Gold vote to approve, the Arrangement. The Hemlo Gold Board of Directors also recommends a vote for each of the nominees for director and for appointment of Ernst & Young as independent auditors. See "THE
                                 TRANSACTION -- Board Recommendations."

Dissenters' Rights............   Hemlo Gold shareholders who oppose passage of
                                 the Arrangement Resolution are entitled to dissent under section 185 of the OBCA in accordance with the Interim Order. No rights to demand appraisal will be available with respect to the Transaction to holders of Battle
                                 Mountain Common Stock. See "DISSENTING
                                 SHAREHOLDERS' RIGHTS."

THE TRANSACTION

Transaction Mechanics.........   Under the terms of the Arrangement, Hemlo Gold
                                 will issue to Battle Mountain 100 Hemlo Gold
                                 Common Shares in consideration of the delivery by Battle Mountain to Hemlo Gold of 148 shares of Battle Mountain Common Stock, and each Hemlo
                                 Gold Common Share (other than the Hemlo Gold
                                 Common Shares held by Battle Mountain or holders who have properly exercised their rights of dissent and are ultimately entitled to be paid fair value for their shares) will be exchanged for 1.48 shares of a new class of Exchangeable Shares of Hemlo Gold, which will change its name to Battle Mountain Canada Inc.
                                 In this Joint Proxy Statement, Hemlo Gold, after the Effective Date, is referred to as "Battle Mountain Canada." As a result of these transactions, Battle Mountain will become the sole beneficial owner of the outstanding Battle
                                 Mountain Canada Common Shares. Holders of Hemlo
                                 Gold Common Shares will be able to obtain a certificate for the number of Exchangeable
                                 Shares which they are entitled to receive pursuant to the Arrangement by duly completing and returning a Letter of Transmittal to be delivered to registered holders of Hemlo Gold
                                 Common Shares after the Effective Time. See
                                 "THE TRANSACTION -- Transaction Mechanics and
                                 Description of Exchangeable Shares" and
                                 "-- Procedures for Exchange of Share
                                 Certificates by Hemlo Gold Shareholders."

The Exchangeable Shares.......   The Exchangeable Shares will be exchangeable,
                                 at any time at the option of the holder, on a one-for-one basis for shares of Battle Mountain
                                 Common Stock. Pursuant to the Voting, Support and Exchange Trust Agreement, the Trustee, as holder of the share of Special Voting Stock, will be entitled to a number of votes on all matters on which holders of Battle Mountain
                                 Common Stock are entitled to vote equal to the number of Exchangeable Shares outstanding from time to time that are not held by Battle
                                 Mountain or certain subsidiaries of Battle
                                 Mountain. By furnishing instructions to the Trustee, such holders of Exchangeable Shares will be able to exercise the same voting rights with respect to Battle Mountain as they would have after exchange of their Exchangeable
                                 Shares for Battle Mountain Common Stock.
                                 Holders of Exchangeable Shares will also be entitled to receive dividends economically equivalent to any dividends paid on the Battle
                                 Mountain Common Stock. The Voting, Support and
                                 Exchange Trust Agreement will restrict Battle
                                 Mountain from paying dividends on the Battle
                                 Mountain Common Stock unless equivalent
                                 dividends are paid on the Exchangeable Shares.
                                 Holders of Exchangeable Shares will also be entitled to participate in any liquidation of Battle Mountain on the same basis as holders of Battle Mountain Common Stock.

                                 See "THE TRANSACTION -- Transaction Mechanics and Description of Exchangeable Shares."

Exchange of Exchangeable
Shares for Battle Mountain
Common Stock...................  Holders of the Exchangeable Shares will be entitled at any time following the Effective
                                 Time, upon delivery of a certificate
                                 representing Exchangeable Shares and a duly executed Retraction Request, to require Battle Mountain Canada to redeem such Exchangeable Shares in exchange for an equivalent number of shares of Battle Mountain Common Stock. However, Battle Mountain Canada must deliver all such requests for redemption to Battle Mountain and Battle Mountain Sub, whereupon Battle Mountain and Battle Mountain Sub, instead of Battle Mountain Canada, have the right to purchase the Exchangeable Shares that are the subject of the request for redemption in exchange for an equivalent number of shares of Battle Mountain Common Stock. If this right is not exercised, Battle Mountain Canada is required to effect the requested redemption. On any date on or after July 31, 2003 (subject to acceleration in certain circumstances), Battle Mountain Canada has the right, but not the obligation, to purchase all outstanding Exchangeable Shares in exchange for an equivalent number of shares of Battle Mountain Common Stock. Battle Mountain and Battle Mountain Sub have the overriding right, but not the obligation, to acquire the outstanding Exchangeable Shares in exchange for an equivalent number of shares of Battle Mountain Common Stock on the last business day prior to the relevant Optional Redemption Date. In exercising such overriding right, neither Battle Mountain nor Battle Mountain Sub will be required to purchase Exchangeable Shares from itself, the other or Canada Holdco. If either Battle Mountain or Battle Mountain Sub exercises the overriding right, Battle Mountain Canada's right to redeem the Exchangeable Shares on the relevant Optional Redemption Date will terminate. See "THE TRANSACTION -- Transaction Mechanics and Description of Exchangeable Shares."

Reasons for the Transaction...   Battle Mountain and Hemlo Gold believe that the
                                 combination of the two companies will allow them to combine their individual resources, assets and expertise and thereby enhance their ability to compete within, and profit from, the global mining industry. The combined company is expected to rank fifth after consummation of the Transaction among North American-based producers in annual gold production and, through its greater size and financial strength, should be able to be more effective in competing internationally for exploration, development and acquisition opportunities than either company could be independently. The combined company will have a more diversified asset base, with a total of eight producing mines located in five countries and exploration programs and development projects throughout the Americas, the Western Pacific and West
                                 Africa (with approximately 49 percent of pro forma 1995 production generated from North
                                 American operations). The Transaction will bring together two large, high-quality, low-cost flagship assets, Battle Mountain's
                                 Kori Kollo mine in Bolivia and Hemlo Gold's
                                 Golden Giant mine in Canada. The combined company is expected to benefit from more effectively utilizing each company's respective strengths in exploration and production technologies, as well as affording the combined entity the opportunity to utilize Battle Mountain's strength in surface mining and Hemlo Gold's expertise in underground mining. See "THE
                                 TRANSACTION -- Reasons for the Transaction" for additional information concerning the reasons of Battle Mountain and Hemlo Gold, respectively, for the Transaction.

Management after the
Transaction...................   Pursuant to the Combination Agreement,
                                 effective upon completion of the Transaction, the Battle Mountain Board of Directors will be increased to 12 members, six of whom are currently directors of Battle Mountain and six of whom will be designated by the Hemlo Gold
                                 Board of Directors.

                                 Upon completion of the Transaction, Karl E.
                                 Elers, currently the Chairman of the Board and Chief Executive Officer of Battle Mountain, will be the Chairman of the Board of the combined company, and Ian D. Bayer, currently the President and Chief Executive Officer of Hemlo Gold, will be the President of the combined company, and those two officers will establish an office of the Chief Executive of the combined company. See "THE COMPANIES AFTER THE TRANSACTION -- Management."

Dividend Policy...............   Determinations to pay future dividends and the
                                 amount thereof will be made by the Board of Directors of the combined company and will depend on its future earnings, capital requirements, financial condition and other relevant factors. Following consummation of the Transaction, it is expected that most of the earnings of the combined company will be retained to support current operations, to fund exploration and development projects and to provide funds for acquiring gold properties.
                                 Cash dividends of US$0.025 per share were paid on shares of Battle Mountain Common Stock in each half of fiscal 1995 and 1994. See
                                 "COMPARATIVE MARKET PRICE DATA."

Opinions of Financial
Advisors......................   Salomon has rendered an opinion to the Board of
                                 Directors of Battle Mountain that the Exchange
                                 Ratio is fair to Battle Mountain's stockholders from a financial point of view. The written opinion of Salomon dated March 11, 1995 is attached to this Joint Proxy Statement as Annex
                                 G and should be read in its entirety. See "THE
                                 TRANSACTION -- Opinions of Financial Advisors."

                                 Dominion Securities has rendered an opinion to the Hemlo Gold Board of Directors that the Exchange Ratio is fair to Hemlo Gold's shareholders from a financial point of view. This written opinion of Dominion Securities dated March 11, 1995 is attached to this Joint Proxy Statement as Annex H and should be read in its entirety. See 'THE
                                 TRANSACTION -- Opinions of Financial Advisors."

Effective Time of the
Transaction...................   It is anticipated that the Transaction will
                                 become effective after the requisite
                                 shareholder, court and regulatory approvals have been obtained and are final and all other conditions to the Transaction have been satisfied or waived. It is presently anticipated that the Transaction will become effective on or about July 18, 1996. See

                                 "THE TRANSACTION -- Transaction Mechanics and Description of Exchangeable Shares."

Conditions to the
Transaction...................   The obligations of Hemlo Gold and Battle
                                 Mountain to consummate the Transaction are subject to the satisfaction of certain conditions, including obtaining approval of the stockholders of Battle Mountain and the shareholders of Hemlo Gold, expiration or termination of waiting periods under the HSR
                                 Act and the Competition Act, the receipt of necessary approvals under the Investment Canada
                                 Act, the approval (without material condition or costs) of the Plan of Arrangement by the Court and the receipt of certain accountants' letters relating to the Transaction's qualification for pooling of interests accounting treatment. The waiting periods under the HSR Act and the Competition Act have terminated. See "THE TRANSACTION -- The
                                 Combination Agreement."

Termination...................   The Combination Agreement may be terminated
                                 prior to the Effective Date, whether before or after approval of the stockholders of Battle
                                 Mountain or the shareholders of Hemlo Gold, in circumstances specified in the Combination
                                 Agreement, including (i) mutual agreement, (ii) breaches of representations, warranties or covenants by the other party which have a material adverse effect, (iii) failure of the stockholders of Battle Mountain or the shareholders of Hemlo Gold to approve the Transaction or the Arrangement Resolution, respectively, (iv) failure of the conditions precedent to closing to be satisfied by August
                                 31, 1996 other than as a result of a breach by the terminating party, (v) issuance of a final and nonappealable permanent injunction or other order preventing consummation of the arrangement, (vi) if a party's board of directors determines in good faith that it is required by its fiduciary duties to recommend to its stockholders that they vote against the Transaction and approve instead a competing acquisition proposal that is financially more favorable and likely to be successful or (vii) if the board of directors of the other party makes a recommendation to its stockholders against the Transaction or in support of a competing acquisition proposal. Under certain circumstances, Battle Mountain may be required to pay to Hemlo Gold a termination fee of US$5 million, or Hemlo Gold may be required to pay to Battle Mountain termination and break-up fees of up to US$42.5 million, depending on the circumstances of the termination. See "THE
                                 TRANSACTION -- The Combination Agreement --
                                 Termination."

Interests of Certain
Persons.......................   Battle Mountain has entered into employment
                                 agreements with certain officers of Hemlo Gold whereby Battle Mountain has agreed to employ such officers commencing on the Effective Date.
                                 Pursuant to the Combination Agreement, Battle
                                 Mountain has agreed to maintain in effect for a period of at least six years from the Effective
                                 Time all rights of indemnification existing at the time of execution of the Combination
                                 Agreement in favor of the directors and
                                 officers of Hemlo Gold. As a result of the Transaction, certain officers of Battle
                                 Mountain will be entitled to certain benefits pursuant to change of control provisions of employee benefit plans. Under the Combination Agreement, Battle Mountain has agreed to provide Noranda with both "demand" and "piggyback" registration rights for Exchangeable Shares received in the Arrangement and shares of Battle Mountain
                                 Common Stock received in exchange therefor.
                                 Battle Mountain has also agreed to enter into a Tax Cooperation Agreement at the request of persons who acquire more than the Minimum
                                 Number of the Exchangeable Shares in the Arrangement, and Noranda is expected to request that Battle Mountain enter into such a Tax
                                 Cooperation Agreement. See "THE
                                 TRANSACTION -- Interests of Certain Persons in the Transaction."

Anticipated Accounting
Treatment.....................   The Transaction is intended to qualify as a
                                 pooling of interests for accounting and
                                 financial reporting purposes. Under this method of accounting, the recorded assets and liabilities of Hemlo Gold and Battle Mountain will be carried forward to the combined company at their recorded amounts, income of the combined company for the fiscal year in which the combination occurs will include income of Hemlo Gold and Battle Mountain for such fiscal year and the reported income of the separate companies for prior periods will be combined and restated as income of the combined company.
                                 No recording nor subsequent amortization of purchase price in excess of the carrying value of the net assets of Hemlo Gold will be required of Battle Mountain.

Certain Federal Income Tax
  Consequences to Hemlo Gold
  Shareholders................   The Transaction has been structured with the
                                 intent that it be generally treated for
                                 Canadian federal income tax purposes as a reorganization of capital and for United States federal income tax purposes as a tax-free reorganization under Section 368(a) of the Code. However, such tax-deferred treatment will generally only be available for as long as shareholders hold the Exchangeable Shares.
                                 Shareholders will generally recognize a gain or loss upon the exchange of their Exchangeable
                                 Shares for shares of Battle Mountain Common
                                 Stock. There are other conditions and
                                 limitations on qualifying for tax deferral. The receipt of opinions of counsel as to the tax deferred nature of the Transaction is a condition to Hemlo Gold's obligation to consummate the Transaction. The opinion as to United States tax consequences, however, need not be unqualified. See "TAX CONSIDERATIONS TO
                                 HEMLO GOLD SHAREHOLDERS." HEMLO GOLD
                                 SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX
                                 ADVISORS.

Eligibility for Investment of
  Exchangeable Shares.........   The Exchangeable Shares will be, on the date of
                                 issue, eligible investments under certain
                                 Canadian federal and provincial statutes. So long as they are listed on a prescribed stock exchange in Canada (which currently includes
                                 The Toronto Stock Exchange (the "TSE")), the
                                 Exchangeable Shares will not be foreign
                                 property under the Canadian Tax Act for trusts governed by registered pension plans, registered retirement savings plans, registered retirement income funds and deferred profit sharing plans or for certain other tax-exempt persons. The Ancillary Rights will be foreign property under the Canadian Tax Act. Hemlo Gold is of the view, however, that the fair market value of these rights is generally nominal. See
                                 "THE TRANSACTION -- Eligibility for Investment in Canada."

STOCK EXCHANGE LISTINGS

Exchangeable Shares...........   The TSE has accepted notice of the proposed
                                 Arrangement and has conditionally approved the listing of the Exchangeable Shares, subject to the satisfaction of customary requirements of the TSE. There is no current intention to list the Exchangeable Shares on any other stock exchange in Canada or the United States.

Battle Mountain Common
Stock.........................   The Battle Mountain Common Stock is listed on
                                 the New York Stock Exchange (the "NYSE"), the
                                 TSE and certain other exchanges outside the United States. There is no current intention to list the Battle Mountain Common Stock on any other stock exchange in Canada or the United
                                 States. Following consummation of the
                                 Arrangement, Battle Mountain may consider having the shares of its Common Stock delisted from the TSE.

CERTAIN RELATED AGREEMENTS

Agreement to Support the
  Transaction.................   Battle Mountain and Noranda, as holder of
                                 approximately 44 percent of the outstanding
                                 Hemlo Gold Common Shares, have entered into an agreement pursuant to which Noranda has agreed
                                 (i) to vote its Hemlo Gold Common Shares in favor of the Arrangement, the Combination
                                 Agreement and the Transaction unless there is a Hemlo Gold Competing Transaction which Noranda determines to be more favorable to it than the Arrangement; (ii) that it will not, directly or indirectly, solicit, initiate, encourage or facilitate any proposal or offer from any person concerning the possible disposition of all or any portion of Hemlo Gold's business, assets or capital stock by merger, sale or other means; and (iii) not to sell any of its Hemlo Gold Common Shares other than to a wholly owned subsidiary pursuant to the terms of its Hemlo Gold Affiliate Agreement and applicable law. See "THE TRANSACTION -- Other
                                 Agreements -- Agreement to Support the
                                 Transaction."

Battle Mountain Affiliate
  Agreements..................   Battle Mountain and Hemlo Gold have entered
                                 into agreements with each of the Battle
                                 Mountain Affiliates, pursuant to which each such Battle Mountain Affiliate has agreed that it will not sell or otherwise dispose of any shares of Battle Mountain Common Stock, Battle
                                 Mountain Options or Hemlo Gold Common Shares until such time as Battle Mountain has filed a public report or statement containing, or otherwise publicly released, financial results covering at least 30 days of the combined operating results of Hemlo Gold and Battle
                                 Mountain. See "THE TRANSACTION -- Other
                                 Agreements -- Affiliate Agreements."

Hemlo Gold Affiliate
Agreements....................   Battle Mountain and Hemlo Gold have entered
                                 into agreements with each of the Hemlo Gold
                                 Affiliates, pursuant to which each
                                 such Hemlo Gold Affiliate has agreed (i) that it will not sell or otherwise dispose of Exchangeable Shares, shares of Battle Mountain
                                 Common Stock, any securities paid as a dividend thereon, or with respect thereto or issued or delivered in exchange or substitution therefor, any option, right or other interest with respect to the foregoing securities, or any Hemlo Gold Common Shares or Hemlo Gold Options until Battle Mountain has filed a public report or statement containing, or otherwise publicly released, its first financial results covering at least 30 days of the combined operating results of Hemlo Gold and Battle Mountain and
                                 (ii) that it will not sell, pledge or otherwise dispose of any Exchangeable Shares received in the Arrangement (or Battle Mountain Common
                                 Stock received upon exchange of Exchangeable
                                 Shares for Battle Mountain Common Stock) unless: (a) such sale, transfer or other disposition has been registered under the Securities Act; (b) such sale, transfer or other disposition is made in conformity with the requirements of Rule 145 promulgated by the SEC under the Securities Act; or (c) in the opinion of counsel reasonably acceptable to Battle Mountain, such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act. See "THE
                                 TRANSACTION -- Other Agreements -- Affiliate
                                 Agreements."

                                  RISK FACTORS

     The following risk factors should be considered by Hemlo Gold shareholders and Battle Mountain stockholders in evaluating whether to approve the Transaction. Some of these risk factors relate directly to the Transaction while others relate to the business and properties of Battle Mountain and/or Hemlo Gold independent of the Transaction. These risk factors should be considered in conjunction with the other information included in this Joint Proxy Statement.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR"
PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     The United States Private Securities Litigation Reform Act of 1995 provides a new "safe harbor" for certain forward-looking statements. The following factors, among others, in some cases have affected Battle Mountain's and Hemlo Gold's actual results and could cause actual results to differ materially from those contained in forward-looking statements made in this Joint Proxy Statement, future filings by Battle Mountain with the SEC, in Battle Mountain's press releases and in oral statements made by authorized officers of Battle Mountain. When used in this Joint Proxy Statement, the words "estimate," "project," "anticipate," "expect," "intend," "believe" and similar expressions are intended to identify forward-looking statements.

GOLD PRICE VOLATILITY

     The profitability of both Battle Mountain and Hemlo Gold is significantly affected by changes in the market price of gold. Gold prices can fluctuate and may be affected by numerous factors such as expectations for inflation, levels of interest rates, currency exchange rates, central bank sales, forward selling by producers, demand for precious metals, global or regional political and economic crises and production costs in major gold-producing regions such as South Africa, the United States, Australia and the Commonwealth of Independent States (formerly, the Soviet Union). The aggregate effect of these factors, all of which are beyond the control of both Battle Mountain and Hemlo Gold, is impossible for the management of either Battle Mountain or Hemlo Gold to predict. The demand for and supply of gold affect gold prices, but not necessarily in the same manner as supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amount produced in any single year constitutes a small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If gold prices decline substantially, Battle Mountain, Hemlo Gold or the combined company would have to reevaluate the carrying values of its properties and could determine that a write-down of values would be needed. If gold prices decline to a point below the cash production costs of Battle Mountain, Hemlo Gold or the combined company and remain below this level for any substantial period, continued commercial production at any or all of their operations could become economically unfeasible.

RESERVE ESTIMATES

     The ore reserve figures presented herein are estimates, and no assurance can be given that the indicated level of recovery of gold, silver and copper will be realized. The open pit ore reserve figures presented herein were calculated using a gold price ranging from US$365 to US$385 per ounce. The underground ore reserve figures presented herein were calculated at geological cutoff grades that are different at each operation. Market price fluctuations of gold, silver and copper, as well as increased production costs or reduced recovery rates, may render production of ore reserves uneconomic and may ultimately result in a restatement of ore reserves. Additionally, changes in the various assumptions on which the reserve estimates are based, such as the cutoff grade, may result in increases or decreases in the reserve estimates from year to year. Reserve estimates for properties that have not yet commenced production may require revision based on actual production experience. Moreover, many factors relating to each mine, such as the design of the mine plan, unexpected operating and processing problems, increases in the stripping ratio, unforeseen geotechnical conditions which may result in increased ground support or dilution in underground operations, and the complexity of the metallurgy of an ore body, may adversely affect cash production and operating costs of a project. Reserves for the Lihir project, as well as projected cost and production estimates, are based on information provided by the manager. Such information has been reviewed, but not independently confirmed, by Battle Mountain. Neither reserves nor projections of future operations should be interpreted as assurances of the economic life or profitability of future operations.

SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT; REPLACEMENT OF
RESERVES

     Mineral exploration, particularly for gold and other precious metals, is highly speculative in nature, involves many risks and frequently is nonproductive. There can be no assurance that the mineral exploration efforts of Battle Mountain, Hemlo Gold or the combined company will be successful. Once gold mineralization is discovered, it may take a number of years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Except to the extent that Battle Mountain, Hemlo Gold and the combined company conduct successful exploration activities or acquire properties containing additional ore reserves, their reserve base will continue to decline as reserves are produced. As a result of the uncertainties discussed above, no assurance can be given that the exploration programs of Battle Mountain, Hemlo Gold or the combined company will result in the replacement of current production with new reserves.

GOVERNMENTAL REGULATION

     Each of Battle Mountain and Hemlo Gold is, and the combined company will be, required to obtain a full range of environmental permits and approvals of reclamation plans to develop new properties and to maintain such permits for ongoing operations, reclamation, closure and post-closure activities. Existing and possible future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development, operation and closure of the properties of Battle Mountain, Hemlo Gold and the combined company, the extent of which cannot be predicted by management. Both Battle Mountain and Hemlo Gold expect that environmental constraints will become increasingly strict and that the costs of compliance with environmental regulations will continue to grow. In the context of environmental permitting, including the approval of reclamation and closure plans, both companies must, and the combined company will have to, comply with standards and regulations that may entail greater or lesser costs than currently anticipated and delays, depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that Battle Mountain, Hemlo Gold or the combined company would not proceed with the development or operation of a mine. Moreover, Battle Mountain's Phoenix and Crown Jewel Projects and Hemlo Gold's New World Project are presently in the permitting stage, and there can be no assurance that permits will be obtained. In addition, in Bolivia, where Battle Mountain's Kori Kollo Mine is located, new environmental regulations have recently become effective, the impact of which is uncertain. See "INFORMATION CONCERNING BATTLE MOUNTAIN" and "INFORMATION CONCERNING HEMLO GOLD."

MINING RISKS AND INSURANCE

     The business of gold mining is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geotechnical conditions, geologic formations, rock bursts, cave-ins, flooding, periodic interruptions due to inclement or hazardous weather conditions and gold bullion losses. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Although both Battle Mountain and Hemlo Gold maintain insurance within ranges of coverage consistent with industry practice, no assurance can be given that such coverage will be adequate to cover their liability under all circumstances or that such insurance will continue to be available at economically feasible premiums.

ENVIRONMENTAL RISKS

     Neither Battle Mountain nor Hemlo Gold is insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Both Battle Mountain and Hemlo Gold periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, if either company becomes subject to environmental liabilities, the payment of such liabilities would reduce its available funds. Should Battle Mountain, Hemlo Gold or the combined company be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

     Battle Mountain has investigated a discharge to groundwater of chloride
(salt) from the tailings facility at the Battle Mountain Complex. Battle Mountain is currently evaluating mitigation alternatives to achieve applicable water quality standards. Additionally, recent groundwater samples that were taken from a highly mineralized area near historic copper leach activities indicate that groundwater in this vicinity is acidic and high in metals. Due to the preliminary nature of this investigation, it is not possible to estimate what remediation might be required. See "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources -- Government Regulation."

RISKS OF INTERNATIONAL OPERATIONS

     Battle Mountain's international operations, which include significant operations and investments in Latin America and Papua New Guinea, represent a substantial part of Battle Mountain's current gross revenues and assets and are subject to the risks normally associated with conducting business internationally, including foreign exchange controls and currency fluctuations, limitations on the repatriation of earnings, changes in domestic and foreign taxation, labor disputes, civil disturbances and uncertain political and economic environments as well as risks of war and civil disturbances or other risks that may limit or disrupt production and markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation. Although Battle Mountain has not experienced any significant problem in its international operations arising from such risks, there can be no assurance that such a problem will not arise in the future. For example, if there were to occur in Bolivia a recurrence of the adverse economic conditions and high levels of inflation that occurred prior to 1985, or if exchange controls or restrictions on payments to non-Bolivians were imposed, Inti Raymi's ability to pay dividends and Battle Mountain's financial condition and results of operations could be adversely affected. International operations and investments may also be adversely affected by laws and policies of the United States affecting foreign trade, investment and taxation, which could affect the conduct or profitability of these operations. The combined company will be subject to the risks above. In addition, with the combination of Hemlo Gold's operations (principally in Canada) with those of Battle Mountain, the combined company, relative to Battle Mountain historically, will have a greater proportion of its operations outside of the United States. Sales of gold production are predominately denominated in U.S. dollars, while production costs include a significant component denominated in local currency. As a result, the combined company, relative to Battle Mountain historically, will have a greater portion of its costs denominated in foreign currencies and will be exposed to the attendant risks of the U.S. dollar depreciating against applicable foreign currencies.

UNCERTAINTY REGARDING TITLE TO PROPERTIES

     The validity of unpatented mining claims, which constitute most of the undeveloped property holdings of both Battle Mountain and Hemlo Gold in the United States, is often uncertain and may be contested by governmental and third parties. Although both Battle Mountain and Hemlo Gold have attempted to acquire satisfactory title to their respective undeveloped properties, neither company, in accordance with mining industry practice, generally obtains title opinions or title insurance until a decision is made to develop a property, with the attendant risk that some titles, particularly titles to undeveloped properties, may be defective.

COMPETITION

     Each of Battle Mountain and Hemlo Gold competes with other mining companies in connection with the acquisition of precious metal mining interests and in the recruitment and retention of qualified employees. There is significant and increasing competition for the limited number of gold acquisition opportunities in the United States, Canada, Australia and other countries. As a result of this competition, Battle Mountain, Hemlo Gold or the combined company may be unable to acquire attractive gold mining properties on terms it considers acceptable. In the pursuit of such acquisition opportunities, each of Battle Mountain and Hemlo Gold compete, and the combined company will compete, with many companies, some of which have substantially greater financial resources than either company or the combined company.

COSTS OF THE TRANSACTION

     Battle Mountain and Hemlo Gold estimate that costs related to the Transaction will be approximately US$18 million. These transaction costs principally include fees for financial advisory, accounting and legal services and for printing and further related costs likely to be incurred in connection with combining the operations of the respective companies. These other related costs principally include expenses related to the relocation of personnel.

UNCERTAIN BENEFITS OF THE TRANSACTION; RISKS OF INTEGRATION

     In evaluating the terms of the Transaction, Battle Mountain and Hemlo Gold each analyzed its respective business and made certain assumptions concerning its respective future operations and the operations of the combined company. Among the principal assumptions were that the cash flow of the combined company would be available to fund development projects, that the combined company would benefit from the complementary skills and expertise of their managements and that the combined company would achieve cost savings through, among other things, the consolidation of headquarters operations and exploration staffs. There can be no assurance, however, as to the amount of cash flow that will be generated by the combined company and available to fund development projects or that the other assumed benefits of the Transaction will be achieved. These anticipated benefits of the Transaction will not be achieved unless the companies are successfully combined in a timely manner. The process of combining the organizations could cause the interruption of, or a loss of momentum in, the activities of the combined company's operations, which could have an adverse effect on its results. See "THE COMPANIES AFTER THE TRANSACTION -- Plans and Proposals."

MANAGEMENT AND PERSONNEL CHANGES

     As a result of the Transaction, the composition of Battle Mountain's management will be changed. Specifically, Battle Mountain's Board of Directors will be comprised of 12 members, six of whom are current Battle Mountain directors and six of whom will be designated by the Hemlo Gold Board of Directors. The current Chairman and Chief Executive Officer of Battle Mountain will be the Chairman of Battle Mountain after the transaction and the current President and Chief Executive Officer of Hemlo Gold will become the President of Battle Mountain, and those two officers will establish an office of the Chief Executive. The Board of Directors of the combined company will elect its officers from the current officers of Battle Mountain and Hemlo Gold. Battle Mountain and Hemlo Gold believe that the success of the combined company will depend to a significant degree on key personnel and on its ability to continue to retain highly-skilled personnel. The loss of key Battle Mountain and Hemlo Gold personnel might adversely affect the combined company's future results if the combined company could not attract suitable replacements. See "THE TRANSACTION -- Interests of Certain Persons in the Transaction" and "THE COMPANIES AFTER THE TRANSACTION -- Management."

SHARES ELIGIBLE FOR FUTURE SALE BY NORANDA

     As a result of the Arrangement, based on Noranda's ownership of 44,082,788 Hemlo Gold Common Shares (and no shares of Battle Mountain Common Stock) as of the date of this Joint Proxy Statement,

Noranda will hold, effective upon consummation of the Arrangement, 65,242,526 Exchangeable Shares, representing approximately 28 percent of the outstanding Battle Mountain Common Stock and Exchangeable Shares, considered as one class. All of the Exchangeable Shares acquired by Noranda pursuant to the Arrangement (and shares of Battle Mountain Common Stock received in exchange therefor) will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act, subject to the restrictions of Rule 144. In addition, all of such shares could be sold by Noranda in the public market through the exercise of registration rights, including up to five "demand" registrations and an unlimited number of "piggyback" registrations with respect to common equity offerings by Battle Mountain, during the period that Noranda beneficially owns Exchangeable Shares acquired in the Arrangement (and shares of Battle Mountain Common Stock received in exchange therefor) constituting more than 5 percent of the outstanding Exchangeable Shares and shares of Battle Mountain Common Stock, considered as one class. Sales of substantial amounts of the Exchangeable Shares or shares of Battle Mountain Common Stock by Noranda could adversely affect the prevailing market price of the Exchangeable Shares or shares of Battle Mountain Common Stock and impair Battle Mountain's ability to raise capital by issuing equity securities. In connection with the intended qualification of the Transaction as a pooling of interests for financial reporting purposes under U.S. GAAP, Noranda has agreed in the Hemlo Gold Affiliates Agreement between Noranda, Hemlo Gold and Battle Mountain that it will not sell any Battle Mountain Common Stock or Exchangeable Shares for a period of time following the Effective Date. See "THE TRANSACTION -- Interests of Certain Persons in the Transaction -- Agreements with Noranda," "-- Other Agreements" and "-- Resale of Exchangeable Shares and Battle Mountain Common Stock Received in the Transaction."

ABSENCE OF APPROVAL RIGHTS WITH RESPECT TO FUTURE ISSUANCE OF AUTHORIZED SHARES

     Following the Transaction, an unlimited number of Exchangeable Shares authorized under the Battle Mountain Canada Articles, as well as the additional shares of Battle Mountain Common Stock and Battle Mountain Preferred Stock authorized under the proposed amendments to the Battle Mountain Articles, will be available for issuance from time to time in the sole discretion of the Battle Mountain Canada Board of Directors, in the case of Exchangeable Shares and the Battle Mountain Board of Directors, in the case of Battle Mountain Common Stock, for any proper corporate purpose. The approval of the holders of Battle Mountain Common Stock and Exchangeable Shares will not be sought by Battle Mountain for the issuance of Exchangeable Shares or authorized but unissued shares of Battle Mountain Common Stock or Battle Mountain Preferred Stock (or the reissuance of previously issued shares that have been reacquired) or securities of Battle Mountain that are convertible into or exercisable or exchangeable for such shares, unless deemed advisable by the Battle Mountain Board of Directors or required by applicable laws, regulations or stock exchange requirements. See "THE TRANSACTION -- Future Issuances of Authorized Shares."

             GLOSSARY OF CERTAIN TERMS RELATING TO THE TRANSACTION

     Unless the context otherwise requires, the following terms shall have the following meanings when used in this Joint Proxy Statement.

     "Agreement to Support the Transaction" means the agreement by and between Battle Mountain and Noranda dated as of March 11, 1996.

     "Ancillary Rights" means any and all rights granted by Battle Mountain to Hemlo Gold shareholders in connection with the Arrangement and the documents related thereto (including the Voting Rights and the Exchange Rights).

     "Antitrust Division" means the Antitrust Division of the United States Department of Justice.

     "Arrangement" means the proposed arrangement of Hemlo Gold under section 182 of the OBCA pursuant to the Plan of Arrangement.

     "Arrangement Resolution" means the special resolution of Hemlo Gold shareholders concerning the Arrangement in the form set out in Annex A to this Joint Proxy Statement.

     "Battle Mountain" means Battle Mountain Gold Company, a Nevada corporation.

     "Battle Mountain Affiliate" means each affiliate (as such term is defined pursuant to Rule 145 under the Securities Act) of Battle Mountain.

     "Battle Mountain Affiliate Agreements" means the affiliate agreements executed by each Battle Mountain Affiliate and agreed to and accepted by Battle Mountain and Hemlo Gold.

     "Battle Mountain Articles" means Battle Mountain's Restated Articles of Incorporation.

     "Battle Mountain Bylaws" means Battle Mountain's bylaws, as amended from time to time.

     "Battle Mountain Canada" means Hemlo Gold after the Effective Date, which will change its name to Battle Mountain Canada Inc. as of the Effective Time.

     "Battle Mountain Canada Articles" means Battle Mountain Canada's articles of amalgamation, as amended by the Plan of Arrangement.

     "Battle Mountain Canada Common Shares" means the Common Shares of Battle Mountain Canada.

     "Battle Mountain Canada Insolvency Event" means the institution by Battle Mountain Canada of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound up, or the consent of Battle Mountain Canada to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding up under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by Battle Mountain Canada to contest in good faith any such proceedings commenced in respect of Battle Mountain Canada within 15 days of becoming aware thereof, or the consent by Battle Mountain Canada to the filing of any such petition or to the appointment of a receiver, or the making by Battle Mountain Canada of a general assignment for the benefit of creditors, or the admission in writing by Battle Mountain Canada of its inability to pay its debts generally as they become due, or Battle Mountain Canada not being permitted, pursuant to solvency requirements of applicable law, to redeem any Exchangeable Shares pursuant to the Exchangeable Share Provisions.

     "Battle Mountain Common Stock" means the common stock, par value US$0.10 per share, of Battle Mountain.

     "Battle Mountain Liquidation Event" means (i) any determination by Battle Mountain's Board of Directors to institute voluntary liquidation, dissolution or winding up proceedings (not including a reorganization under applicable bankruptcy laws) with respect to Battle Mountain or to effect any other distribution of assets of Battle Mountain among its stockholders for the purpose of winding up its affairs or (ii) receipt by

Battle Mountain of notice of, or Battle Mountain otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceeding with respect to the involuntary liquidation, dissolution or winding up (not including a reorganization under applicable bankruptcy laws) of Battle Mountain or to effect any other distribution of assets of Battle Mountain among its stockholders for the purpose of winding up its affairs.

     "Battle Mountain Option" means an option to purchase shares of Battle Mountain Common Stock.

     "Battle Mountain Record Date" means May 28, 1996.

     "Battle Mountain Stockholders Meeting" means the meeting of stockholders of Battle Mountain to be held with respect to, among other things, approval by Battle Mountain's stockholders of the Combination Agreement and the transactions contemplated thereby.

     "Battle Mountain Sub" means Battle Mountain Canada Holdco, Inc., an indirect, wholly owned subsidiary of Battle Mountain organized under the laws of the State of Nevada, none of the stock of which is directly owned by Battle Mountain.

     "Call Rights" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively.

     "Canadian Dollar Equivalent" means the product obtained by multiplying the relevant U.S. dollar amount by the noon spot exchange rate on such date for U.S. dollars expressed in Canadian dollars as reported by the Bank of Canada.

     "Canadian GAAP " means generally accepted accounting principles in Canada.

     "Canada Holdco" means a single wholly owned subsidiary (within the meaning of the OBCA) of Battle Mountain incorporated under the federal laws of Canada or a province thereof.

     "Canadian Tax Act" means the Income Tax Act (Canada), as amended.

     "Closing" means the closing of the transactions contemplated by the Combination Agreement.

     "Closing Date" means the date on which the Closing occurs.

     "Combination Agreement" means the Combination Agreement by and between Battle Mountain and Hemlo Gold dated as of March 11, 1996, as amended and restated, a copy of which is attached to this Joint Proxy Statement as Annex C.

     "Competition Act" means the Competition Act (Canada), as amended.

     "Court" means the Ontario Court of Justice (General Division).

     "Current Market Price" has the meaning set forth in Section 1.1 of the Exchangeable Share Provisions.

     "Dissent Notice" means a written objection to the Arrangement sent by a Hemlo Gold shareholder to Hemlo Gold as described under "DISSENTING SHAREHOLDERS' RIGHTS."

     "Dominion Securities" means RBC Dominion Securities Inc., financial advisor to Hemlo Gold.

     "Effective Date" means the date shown on the certificate of arrangement issued by the Director under the OBCA giving effect to the Arrangement.

     "Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date.

     "Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "Exchange Ratio" means 1.48:1, being the ratio of the number of Exchangeable Shares for which each Hemlo Gold Common Share is exchanged pursuant to the Plan of Arrangement.

     "Exchange Rights" means the optional exchange right granted to the Trustee for the use and benefit of the holders of the Exchangeable Shares pursuant to the Voting, Support and Exchange Trust Agreement to require Battle Mountain to exchange Exchangeable Shares for shares of Battle Mountain Common Stock, plus an additional amount equivalent to any declared and unpaid dividends on such Exchangeable Shares, upon the occurrence of a Battle Mountain Canada Insolvency Event.

     "Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which are attached to the Plan of Arrangement.

     "Exchangeable Share Rights" has the meaning set forth below under "THE COMPANIES AFTER THE TRANSACTION -- Battle Mountain Canada Share
Capital -- Associated Rights."

     "Exchangeable Shares" means the Exchangeable Shares of Battle Mountain Canada.

     "Final Order" means the final order of the Court approving the Arrangement.

     "FTC " means the United States Federal Trade Commission and all successors thereto.

     "Hemlo Gold " means Hemlo Gold Mines Inc., an Ontario corporation, which as of the Effective Date will change its name to Battle Mountain Canada Inc.

     "Hemlo Gold Affiliate" means each affiliate (as such term is defined pursuant to Rule 145 under the Securities Act) of Hemlo Gold.

     "Hemlo Gold Affiliate Agreements" means the affiliate agreements executed by each Hemlo Gold Affiliate and agreed to and accepted by Battle Mountain and Hemlo Gold.

     "Hemlo Gold Articles" means the Hemlo Gold articles of amalgamation.

     "Hemlo Gold Bylaws" means Hemlo Gold's bylaws, as amended from time to time.

     "Hemlo Gold Common Shares" means the Common Shares of Hemlo Gold, which after the Effective Time are referred to as Battle Mountain Canada Common Shares.

     "Hemlo Gold Options" means all outstanding options to purchase Hemlo Gold Common Shares, including all outstanding options granted under the Hemlo Gold Stock Option Plan.

     "Hemlo Gold Record Date" means June 13, 1996.

     "Hemlo Gold Shareholders Meeting" means the annual and special meeting of shareholders of Hemlo Gold to be held with respect to, among other things, the approval by Hemlo Gold's shareholders of the Arrangement, the election of directors and the appointment of independent auditors.

     "HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Interim Order" means the interim order of the Court dated June 5, 1996, a copy of which is attached hereto in Annex B.

     "IRS " means the United States Internal Revenue Service.

     "Joint Proxy Statement" means this joint management information circular and proxy statement relating to the Hemlo Gold Shareholders Meeting and the Battle Mountain Stockholders Meeting.

     "Letter of Transmittal " means the letter delivered to holders of Hemlo Gold Common Shares, which when duly completed and returned with a certificate for Hemlo Gold Common Shares will enable such shareholder to exchange such certificate for a certificate for Exchangeable Shares.

     "LGL" means Lihir Gold Ltd.

     "Liquidation Call Right" means the overriding right of Battle Mountain and Battle Mountain Sub, in the event of a proposed liquidation, dissolution or winding up of Battle Mountain Canada, to purchase all of the outstanding Exchangeable Shares (other than Exchangeable Shares held by Battle Mountain, Battle Mountain Sub or Canada Holdco) from the holders thereof on the effective date of any such liquidation, dissolution or winding up in exchange for shares of Battle Mountain Common Stock, plus an additional amount equivalent to all declared and unpaid dividends on such Exchangeable Shares, pursuant to the Exchangeable Share Provisions.

     "Minimum Number" means at least that number of the Exchangeable Shares issued by Battle Mountain Canada pursuant to the Arrangement that are exchangeable pursuant to any provision of the Exchangeable Share Provisions or the Voting, Support and Exchange Trust Agreement into more than 5 percent of the number of shares of Battle Mountain Common Stock outstanding at the Effective Time (on a non-diluted basis).

     "NGCL" means the Nevada General Corporation Law, as amended.

     "Noranda" means Noranda Inc., an Ontario corporation.

     "OBCA" means the Business Corporations Act (Ontario), as amended.

     "Optional Redemption Date" means any date established by the Battle Mountain Canada Board of Directors for the redemption of Exchangeable Shares pursuant to the Exchangeable Share Provisions, provided that such date will not be earlier than July 31, 2003 unless there are less than 5,000,000 Exchangeable Shares outstanding (other than Exchangeable Shares held by Battle Mountain and its direct and indirect subsidiaries and subject to adjustment to such number of shares to reflect permitted changes to the Exchangeable Shares), as described in "THE TRANSACTION -- Transaction Mechanics and Description of Exchangeable
Shares -- Exchange and Call Right."

     "PNG" refers to the nation of Papua New Guinea.

     "Plan of Arrangement" means the plan of arrangement proposed under section 182 of the OBCA substantially in the form attached hereto as Annex D, as amended, modified or supplemented from time to time in accordance with its terms.

     "Redemption Call Right" means the overriding right of Battle Mountain and Battle Mountain Sub to purchase all of the outstanding Exchangeable Shares (other than Exchangeable Shares held by Battle Mountain, Battle Mountain Sub or Canada Holdco) from the holders thereof on the date fixed for redemption thereof in exchange for shares of Battle Mountain Common Stock, plus an additional amount equivalent to all declared and unpaid dividends on such Exchangeable Shares, pursuant to the Exchangeable Share Provisions.

     "Retraction Call Right" means the overriding right of Battle Mountain and Battle Mountain Sub, in the event of a proposed retraction of Exchangeable Shares by a holder thereof, to purchase from such holder on the Retraction Date all of the Exchangeable Shares tendered for redemption in exchange for shares of Battle Mountain Common Stock, plus an additional amount equivalent to all declared and unpaid dividends on such Exchangeable Shares, pursuant to the Exchangeable Share Provisions.

     "Retraction Date" means a date, determined by a holder of Exchangeable Shares, on which such holder can effect a redemption of such Exchangeable Shares as further set out in the Exchangeable Share Provisions and described in "THE TRANSACTION -- Transaction Mechanics and Description of Exchangeable
Shares -- Exchange and Call Right."

     "Retraction Request" means a duly executed notice of retraction given by a holder of Exchangeable Shares in the form of Schedule A to the Exchangeable Share Provisions, or in such other form as may be acceptable to Battle Mountain Canada.

     "Salomon" means Salomon Brothers Inc, financial advisor to Battle Mountain.

     "SEC " means the United States Securities and Exchange Commission.

     "Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     "Special Voting Stock" means the special voting stock, par value US$0.10 per share, of Battle Mountain, the one share of which will be issued by Battle Mountain and deposited with the Trustee pursuant to the Voting, Support and Exchange Trust Agreement.

     "Tax Cooperation Agreement" means the tax cooperation agreement substantially in the form of Exhibit 4.19 to the Combination Agreement.

     "Transaction" means the transactions contemplated by the Combination Agreement and by the Plan of Arrangement whereby, among other consequences, Battle Mountain will become the sole holder, directly or indirectly, of Hemlo Gold Common Shares.

     "Trustee" means The R-M Trust Company, or any successor thereto, pursuant to the Voting, Support and Exchange Trust Agreement.

     "U.S. Code" means the United States Internal Revenue Code of 1986, as amended.

     "U.S. GAAP " means generally accepted accounting principles in the United States.

     "Voting Rights" means the rights of the holders of Exchangeable Shares other than Battle Mountain and certain subsidiaries of Battle Mountain to direct the votes attached to the share of Special Voting Stock in accordance with the Voting, Support and Exchange Trust Agreement.

     "Voting, Support and Exchange Trust Agreement" means the voting, support and exchange trust agreement to be entered into between Hemlo Gold, Battle Mountain and the Trustee, substantially in the form of Annex E hereto.

                 REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

     The financial statements and the pro forma financial statements of, and the summaries of historical and pro forma financial information concerning, Battle Mountain contained in this Joint Proxy Statement are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP.

     The financial statements of, and the summaries of financial information concerning, Hemlo Gold contained in this Joint Proxy Statement are reported in Canadian dollars and have been prepared in accordance with Canadian GAAP, which, as applied to Hemlo Gold, conforms in all material respects with U.S. GAAP except as described in Note 16 of the Notes to Hemlo Gold's Consolidated Financial Statements.

                   EXCHANGE RATE OF CANADIAN AND U.S. DOLLARS

     In this Joint Proxy Statement, dollar amounts are expressed either in U.S. dollars ("US$") or Canadian dollars ("C$").

     The following table sets forth, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in U.S. dollars, the average of such exchange rates on the last day of each month during such period, and the exchange rate at the end of such period, based upon the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"):

                                                                                                 QUARTER
                                                         YEAR ENDED DECEMBER 31,                  ENDED
                                              ----------------------------------------------    MARCH 31,
                                               1991      1992      1993      1994      1995       1996
                                              ------    ------    ------    ------    ------    ---------
High.......................................   0.8926    0.8757    0.8046    0.7632    0.7527      0.7391
Low........................................   0.8587    0.7761    0.7439    0.7103    0.7023      0.7235
Average....................................   0.8726    0.8235    0.7729    0.7300    0.7305      0.7298
Period End.................................   0.8652    0.7865    0.7544    0.7128    0.7323      0.7334

     On May 31, 1996, the exchange rate for one Canadian dollar expressed in U.S. dollars based on the Noon Buying Rate was US$0.7297.

     The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar expressed in Canadian dollars, the average of such exchange rates on the last day of each month during such period, and the exchange rate at the end of such period, based upon the noon spot rate of the Bank of Canada (the "Noon Spot Rate"):

                                                                                                 QUARTER
                                                         YEAR ENDED DECEMBER 31,                  ENDED
                                              ----------------------------------------------    MARCH 31,
                                               1991      1992      1993      1994      1995       1996
                                              ------    ------    ------    ------    ------    ---------
High.......................................   1.1642    1.2887    1.3449    1.4074    1.4235      1.3860
Low........................................   1.1200    1.1416    1.2423    1.3102    1.3282      1.3525
Average....................................   1.1457    1.2140    1.2936    1.3698    1.3686      1.3699
Period End.................................   1.1556    1.2711    1.3240    1.4028    1.3652      1.3632

     On May 31, 1996, the exchange rate for one U.S. dollar expressed in Canadian dollars was C$1.3703, based on the Noon Spot Rate.

                         COMPARATIVE MARKET PRICE DATA

     Hemlo Gold Common Shares are traded under the symbol "HEM" on the TSE, The Montreal Exchange, the American Stock Exchange ("AMEX") and the International Stock Exchange, London, England, and shares of Battle Mountain Common Stock are traded under the symbol "BMG" on the NYSE, the TSE, the Australian Stock Exchange Limited, the Swiss Stock Exchanges and the Frankfurt Stock Exchange. The following table sets forth the high and low sales prices of Hemlo Gold Common Shares on the TSE and the AMEX and of shares of Battle Mountain Common Stock on the NYSE for the periods indicated. The quotations are as reported in published financial sources. TSE quotations are expressed in C$; AMEX and NYSE quotations are expressed in US$. On April 15, 1996, the TSE began expressing quotations in decimals.

                                      HEMLO GOLD
                      -------------------------------------------------         BATTLE MOUNTAIN
                                                              AVERAGE     ------------------------------
                                                               DAILY                         AVERAGE
                                                              VOLUME                          DAILY
                                                                (IN                           VOLUME
                          HIGH                LOW           THOUSANDS)    HIGH     LOW    (IN THOUSANDS)
                      -------------      -------------      ----------   ----     ----   --------------
                       TSE     AMEX       TSE     AMEX      TSE   AMEX   NYSE     NYSE        NYSE
                      ------   ----      ------   ----      ---   ----   ----     ----   --------------
Calendar Quarter --
  1994
  First Quarter.....  $15 5/8  $11  7/8 $12     $ 8  7/8     78   84    $12  1/8 $10  3/8      652
  Second Quarter....   14       10       11 1/2   8  1/2     55   65     11  3/8   9  1/8      388
  Third Quarter.....   15 3/4   11  3/4  11 5/8   8  1/2     68   63     12  3/4   9  5/8      432
  Fourth Quarter....   15 3/8   11  1/2  12       8  5/8     54   49     12  3/4   9  3/8      385
Calendar Quarter --
  1995
  First Quarter.....   14 1/4   10  1/4  11 1/2   8  1/4     67   52     12        8  7/8      744
  Second Quarter....   16 5/8   12  1/8  14      10  1/8     90   68     12  3/8   9  3/8      699
  Third Quarter.....   15 3/4   11  5/8  12 3/8   9  1/4     70   63     10  7/8   9  3/8      467
  Fourth Quarter....   14 1/4   10  3/8  10 3/8   7  5/8     79   71      9  7/8   7  5/8      422
Calendar Quarter --
  1996
  First Quarter.....   19 3/8   14  1/4  12 7/8   9 7/16    209  181     11  5/8   8  1/2      839
  Second Quarter
     (through June
     6).............   19.38    14  1/4  16.34    12         67  169      9  7/8   8  1/8      675

     On March 8, 1996, the last full trading day prior to the joint public announcement by Hemlo Gold and Battle Mountain of a definitive agreement with respect to the Transaction, the last reported sales price on the TSE of Hemlo Gold Common Shares was C$17 1/4 and the last reported sales price on the AMEX was US$12 1/2. The last reported sales price of Battle Mountain Common Stock on the NYSE on March 8, 1996, was US$10 3/8 (equivalent to US$15.36 per share of Hemlo Gold Common Shares based on the 1.48 Exchange Ratio). On June 6, 1996, the last reported sales price per share of Hemlo Gold Common Shares on the TSE and the AMEX was C$16.55 and US$12, respectively, and the last reported sales price of Battle Mountain Common Stock on the NYSE was US$8 1/8.

     Cash dividends of US$0.025 per share were paid on shares of Battle Mountain Common Stock in each half of fiscal 1995 and 1994. Hemlo Gold paid cash dividends of C$0.10 per share semi-annually in 1995 and 1994 and additional special dividends totaling C$0.15 per share in 1994.

     Determinations to pay future dividends and the amount thereof will be made by the Board of Directors of the combined company and will depend on its future earnings, capital requirements, financial condition and other relevant factors. Following consummation of the Transaction, it is expected that most of the earnings of the combined company will be retained to support current operations, to fund exploration and development projects and to provide funds for acquiring gold properties. Battle Mountain's ability to pay dividends is subject to certain restrictions contained in its revolving credit facility. See "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources" and Note 5 of Notes to Battle Mountain Consolidated Financial Statements.

     On June 5, 1996, there were 81,339,897 shares of Battle Mountain Common Stock outstanding held of record by 18,812 stockholders.

                           COMPARATIVE PER SHARE DATA

                COMPARISON OF EARNINGS, DIVIDENDS AND BOOK VALUE
                          PER SHARE OF COMMON STOCK(1)

                                                                                   PRO FORMA EARNINGS                 DIVIDEND
                                                                                     GIVING EFFECT                   EQUIVALENT
                                                                                   TO TRANSACTION(2)                   TO CASH
                  PER BATTLE MOUNTAIN            PER HEMLO GOLD          --------------------------------------       DIVIDEND
                     COMMON SHARE                 COMMON SHARE                                     PER 1.48         PAID ON 1.48
 YEAR ENDED     -----------------------    --------------------------    PER BATTLE MOUNTAIN    BATTLE MOUNTAIN    BATTLE MOUNTAIN
DECEMBER 31,    EARNINGS     DIVIDENDS      EARNINGS       DIVIDENDS        COMMON SHARE         COMMON SHARES      COMMON SHARES
- ------------    --------    -----------    -----------    -----------    -------------------    ---------------    ---------------
    1995(3)     US$  .09      US$ .05         C$.20          C$.20             US$ .10              US$ .15            US$ .07
    1994        US$  .02      US$ .05         C$.67          C$.35             US$ .22              US$ .33            US$ .07
    1993        US$ (.10)     US$ .05         C$.47          C$.30             US$ .12              US$ .18            US$ .07

THREE MONTHS
ENDED MARCH
     31,
- ------------
    1996        US$ (.07)     US$.025         C$.13             --             US$ .01              US$ .01            US$.037
    1995        US$  .01      US$.025         C$.14             --             US$ .04              US$ .06            US$.037

                                                                                 PRO FORMA BOOK VALUE
                                                                                    GIVING EFFECT
                                                                                  TO TRANSACTION(2)
                                                                        --------------------------------------
                                                                                                  PER 1.48
                                                                        PER BATTLE MOUNTAIN    BATTLE MOUNTAIN
                                       BATTLE MOUNTAIN    HEMLO GOLD       COMMON SHARE         COMMON SHARES
                                       ---------------    ----------    -------------------    ---------------
Book Value at March 31, 1996........       US$3.14          C$3.66            US$2.23              US$3.30

- ---------------

(1) This Comparison should be read in conjunction with the pro forma combined financial statements and the separate financial statements of the respective companies and the notes thereto appearing herein.

(2) Each Hemlo Gold Common Share at the date of the Transaction will be exchanged for 1.48 Exchangeable Shares which can be exchanged on a one-for-one basis for shares of Battle Mountain Common Stock. The pro forma amounts give effect to the Transaction on a pooling of interests basis.

(3) Hemlo Gold's 1995 results were significantly impacted by a 13-week strike and a 7-week shutdown for shaft rehabilitation at the Golden Giant Mine.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following tables set forth selected historical financial data for the five fiscal years ended December 31, 1995 and the three month periods ended March 31, 1996 and 1995 for Battle Mountain and Hemlo Gold. The selected historical financial data for Battle Mountain for the five fiscal years ended December 31, 1995 has been derived from Battle Mountain's consolidated financial statements, which statements for the year ended December 31, 1995 have been audited by Price Waterhouse LLP, independent accountants, and for each of the years in the four-year period ended December 31, 1994 by Arthur Andersen LLP, independent auditors, whose reports on certain of such financial statements are included herein. The selected historical financial data for Hemlo Gold for each of the years in the five-year period ended December 31, 1995 has been derived from Hemlo Gold's consolidated financial statements, which statements have been audited by Ernst & Young, Chartered Accountants, whose report on certain of such financial statements is included herein. The selected historical financial data for Battle Mountain and Hemlo Gold for the three-month periods ended March 31, 1996 and 1995 have been derived from unaudited condensed consolidated financial statements of Battle Mountain and Hemlo Gold, and include, in the opinion of management of Battle Mountain and Hemlo Gold, respectively, all adjustments necessary to present fairly the results of such periods. This selected historical financial data should be read in conjunction with the separate consolidated financial statements and notes thereto of Battle Mountain and Hemlo Gold, which are included elsewhere in this Joint Proxy Statement. See "INDEX TO FINANCIAL STATEMENTS."

     Hemlo Gold's financial statements are prepared in accordance with Canadian GAAP which, as applied to Hemlo Gold, does not differ materially from U.S. GAAP except as described in Note 16 of the Notes to Hemlo Gold's Consolidated Financial Statements.

BATTLE MOUNTAIN

     The following table sets forth certain consolidated financial data of Battle Mountain for the respective periods presented and should be read in conjunction with Battle Mountain's consolidated financial statements and the related notes thereto and Battle Mountain Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

                                    THREE MONTHS
                                        ENDED
                                      MARCH 31,                   YEAR ENDED DECEMBER 31,
                                  -----------------   -----------------------------------------------
                                   1996      1995      1995      1994      1993      1992      1991
                                  -------   -------   -------   -------   -------   -------   -------
                                       (EXPRESSED IN US$ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Income Statement Data:
Gross revenue...................   60,239    56,120   299,295   242,984   207,251   192,190   176,464
Net revenue.....................   57,685    54,082   284,260   229,670   193,415   181,803   170,242
Operating income (loss)(1)......   (5,521)    3,420    15,984    19,942    (5,734)  (45,295)   (6,398)
Income (loss) before cumulative
  effect of accounting
  changes(1)....................   (4,003)    2,482    15,245     9,572    (4,405)  (34,941)   (1,174)
Cumulative effects of accounting
  changes (net of taxes)(2).....       --        --        --        --        --    (1,462)       --
Net income (loss)(1)............   (4,003)    2,482    15,245     9,572    (4,405)  (36,403)   (1,174)
Preferred dividends.............    1,869     1,869     7,475     7,475     3,738        --        --
                                  -------   -------   -------   -------   -------   -------   -------
Net income (loss) to common
  shares(1).....................   (5,872)      613     7,770     2,097    (8,143)  (36,403)   (1,174)
                                  =======   =======   =======   =======   =======   =======   =======
Income (loss) per share before
  accounting changes............     (.07)      .01       .09       .02      (.10)     (.44)     (.02)
Cumulative effects of accounting
  changes (net of taxes) per
  share(2)......................       --        --        --        --        --      (.02)       --
                                  -------   -------   -------   -------   -------   -------   -------
Net income (loss) per share.....     (.07)      .01       .09       .02      (.10)     (.46)     (.02)
                                  =======   =======   =======   =======   =======   =======   =======
Cash dividends per common
  share.........................     .025      .025       .05       .05       .05       .10       .10
                                  =======   =======   =======   =======   =======   =======   =======

                                                              AS OF DECEMBER 31,
                        AS OF MARCH 31,     -------------------------------------------------------
                             1996            1995        1994        1993        1992        1991
                        ---------------     -------     -------     -------     -------     -------
                                               (EXPRESSED IN US$ IN THOUSANDS)
    Balance Sheet
      Data:
    Total assets......      743,096         737,139     679,769     668,152     577,484     524,520
                        ============        =======     =======     =======     =======     =======
    Long-term debt,
      less current
      maturities......      182,166         169,175     165,602     179,053     198,593     125,403
                        ============        =======     =======     =======     =======     =======
    Shareholders'
      equity..........      366,168         371,058     375,634     369,560     269,779     314,562
                        ============        =======     =======     =======     =======     =======

- ---------------

(1) In 1995, Battle Mountain wrote off US$1.4 million, net of a US$.8 million income tax benefit related to the decommissioned and dismantled milling facility formerly used at the depleted Fortitude mine in Nevada. In 1992, Battle Mountain (i) wrote down US$17.6 million, net of a US$9.1 million income tax benefit, of Battle Mountain's investment in the San Luis mine and (ii) wrote off US$4 million, net of a US$2 million income tax benefit, of Battle Mountain's investment in the previously closed Canyon Placer facility, which was abandoned because of gold prices being persistently less than needed for development. In 1991, Battle Mountain wrote down US$4.5 million, net of a US$1.1 million income tax benefit, of Battle Mountain's carrying value in its investment in the San Juan Project in California. In March 1992, Battle Mountain sold its interest in the San Juan Project.

(2) For 1992, includes Battle Mountain's adoption of SFAS No. 109, "Accounting for Income Taxes," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions."

HEMLO GOLD

     The following table sets forth certain consolidated financial data of Hemlo Gold for the respective periods presented, and should be read in conjunction with the consolidated financial statements and the related notes thereto and Hemlo Gold Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

                                        THREE MONTHS
                                            ENDED
                                          MARCH 31,                   YEAR ENDED DECEMBER 31,
                                       ---------------     ---------------------------------------------
                                       1996      1995      1995      1994      1993      1992      1991
                                       -----     -----     -----     -----     -----     -----     -----
                                             (EXPRESSED IN C$ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenue..............................   61.0      57.5     139.9     254.5     217.1     211.9     203.3
Mining income........................   30.6      27.4      46.7     135.4     100.5      96.5      92.7
Exploration and evaluation expense...    6.2       2.8      16.6      13.8      12.5      16.1      19.7
Gains (losses) on investments........     --        --        --       1.5        --      (0.5)    (33.6)
Earnings before taxes................   26.6      28.4      41.1     133.1      94.1      88.3      47.0
Earnings.............................   12.6      13.6      20.2      64.5      45.6      41.9      13.7
Earnings per common share (note 1)...   0.13      0.14      0.20      0.67      0.47      0.43      0.15
Total assets (note 2)................  537.1     573.6     535.7     593.8     502.1     521.1     500.5
Long-term debt and deferred income...     --        --        --        --      24.3      48.6      72.9
Shareholders' equity.................  366.2     365.5     352.7     351.8     282.6     265.7     241.5
Dividends declared per common
  share..............................     --        --      0.20      0.35      0.30      0.20      0.20

- ---------------

NOTES:

(1) Per share data is both basic and fully diluted. Stock options have no dilutive effect.

(2) Under U.S. GAAP, total assets would be C$558.1 million and C$594.6 million at March 31, 1996 and 1995, respectively, and C$556.7 million and C$614.8 million at December 31, 1995 and 1994, respectively, as a result of applying SFAS 109 to the acquisition of Freewest Resources Inc.

                        PRO FORMA FINANCIAL INFORMATION

                         BATTLE MOUNTAIN AND HEMLO GOLD

     The following unaudited pro forma financial statements give effect to the Transaction to be accounted for as a pooling of interests. The unaudited pro forma condensed statements of income give effect to the proposed Transaction by combining the results of operations of Battle Mountain for the three years ended December 31, 1995 and the three months ended March 31, 1996 and 1995, with the results of operations of Hemlo Gold for the three years ended December 31, 1995 and the three months ended March 31, 1996 and 1995, on a pooling of interests basis. The unaudited pro forma condensed balance sheet presents the combined financial position of Battle Mountain and Hemlo Gold as of March 31, 1996, assuming that the proposed Transaction had occurred as of March 31, 1996. Such pro forma information is based upon the historical balance sheet data of Battle Mountain and Hemlo Gold as of that date. These unaudited pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of Battle Mountain and Hemlo Gold included elsewhere in this Joint Proxy Statement.

                         BATTLE MOUNTAIN AND HEMLO GOLD

                PRO FORMA COMBINED INCOME STATEMENT -- UNAUDITED
                       THREE MONTHS ENDED MARCH 31, 1996

                                                     BATTLE                         PRO FORMA
                                                    MOUNTAIN       HEMLO GOLD       COMBINED
                                                   -----------     -----------     -----------
                                                               (IN THOUSANDS OF US$)
Net revenue......................................    $57,685         $44,529        $ 102,214
Costs and expenses
  Operating costs................................     39,827          13,760           53,587
  Depreciation, depletion and amortization.......     14,483           6,330           20,813
  Quarter claim royalties........................         --           1,241            1,241
  Exploration, evaluation and other lease
     costs.......................................      4,839           4,528            9,367
  General and administrative expenses............      3,311             839            4,150
  Taxes other than income........................        746              --              746
                                                     -------         -------        ---------
          Total costs and expenses...............     63,206          26,698           89,904
                                                     -------         -------        ---------
Operating (loss) income..........................     (5,521)         17,831           12,310
Investment income................................        808           1,589            2,397
Interest (expense), net..........................     (1,687)             --           (1,687)
Other (expense), net.............................     (1,511)             --           (1,511)
                                                     -------         -------        ---------
Income(loss) before income taxes and minority
  interest.......................................     (7,911)         19,420           11,509
Income tax (benefit) expense.....................     (2,545)          6,416            3,871
Mining taxes.....................................         --           3,832            3,832
Minority interest in net (income) loss...........      1,363              --            1,363
                                                     -------         -------        ---------
Net income (loss)................................     (4,003)          9,172            5,169
Preferred dividends..............................      1,869              --            1,869
                                                     -------         -------        ---------
Net income (loss) to common shares...............    $(5,872)        $ 9,172        $   3,300
                                                     =======         =======        =========
Net income (loss) per share......................    $ (0.07)                       $    0.01
                                                     =======                        =========
Average common shares outstanding for income per
  share purposes.................................     81,251                          229,226
                                                     =======                        =========

   (The accompanying notes are an integral part of these pro forma financial statements)

                         BATTLE MOUNTAIN AND HEMLO GOLD

                PRO FORMA COMBINED INCOME STATEMENT -- UNAUDITED
                       THREE MONTHS ENDED MARCH 31, 1995

                                                     BATTLE                         PRO FORMA
                                                    MOUNTAIN       HEMLO GOLD       COMBINED
                                                   -----------     -----------     -----------
                                                              (IN THOUSANDS OF US$)
Net revenue......................................    $54,082         $40,880         $94,962
Costs and expenses
  Operating costs................................     31,811          13,669          45,480
  Depreciation, depletion and amortization.......     12,358           5,807          18,165
  Quarter claim royalties........................         --           1,054           1,054
  Exploration, evaluation and other lease
     costs.......................................      3,222           1,979           5,201
  General and administrative expenses............      2,709             847           3,556
  Taxes other than income........................        562              --             562
                                                     -------         -------         -------
          Total costs and expenses...............     50,662          23,356          74,018
                                                     -------         -------         -------
Operating income.................................      3,420          17,524          20,944
Investment income................................        947           2,756           3,703
Interest (expense), net..........................     (1,711)            (93)         (1,804)
Other income, net................................        650              --             650
                                                     -------         -------         -------
Income before income taxes and minority
  interest.......................................      3,306          20,187          23,493
Income tax expense...............................        261           6,460           6,721
Mining taxes.....................................         --           4,037           4,037
Minority interest in net (income)................       (563)             --            (563)
                                                     -------         -------         -------
Net income.......................................      2,482           9,690          12,172
Preferred dividends..............................      1,869              --           1,869
                                                     -------         -------         -------
Net income to common shares......................    $   613         $ 9,690         $10,303
                                                     =======         =======         =======
Net income per share.............................    $  0.01                         $  0.04
                                                     =======                         =======
Average common shares outstanding for income per
  share purposes.................................     86,294                         229,592
                                                     =======                         =======

   (The accompanying notes are an integral part of these pro forma financial statements)

                         BATTLE MOUNTAIN AND HEMLO GOLD

                PRO FORMA COMBINED INCOME STATEMENT -- UNAUDITED
                          YEAR ENDED DECEMBER 31, 1995

                                                     BATTLE                         PRO FORMA
                                                    MOUNTAIN       HEMLO GOLD       COMBINED
                                                   -----------     -----------     -----------
                                                              (IN THOUSANDS OF US$)
Net revenue......................................   $ 284,260       $ 101,882       $ 386,142
Costs and expenses
  Operating costs................................     161,372          46,116         207,488
  Depreciation, depletion and amortization.......      70,752          15,868          86,620
  Quarter claim royalties........................          --           3,031           3,031
  Exploration, evaluation and other lease
     costs.......................................      18,032          12,067          30,099
  Asset write-downs..............................       2,222              --           2,222
  General and administrative expenses............      13,161           2,859          16,020
  Taxes other than income........................       2,737              --           2,737
                                                    ---------       ---------       ---------
          Total costs and expenses...............     268,276          79,941         348,217
                                                    ---------       ---------       ---------
Operating income.................................      15,984          21,941          37,925
Investment income................................       3,125           8,152          11,277
Interest (expense), net..........................      (7,424)           (156)         (7,580)
Other income, net................................       6,912              --           6,912
                                                    ---------       ---------       ---------
Income before income taxes and minority
  interest.......................................      18,597          29,937          48,534
Income tax (benefit) expense.....................      (2,804)         10,452           7,648
Mining taxes.....................................          --           4,778           4,778
Minority interest in net (income)................      (6,156)             --          (6,156)
                                                    ---------       ---------       ---------
Net income.......................................      15,245          14,707          29,952
Preferred dividends..............................       7,475              --           7,475
                                                    ---------       ---------       ---------
Net income to common shares......................   $   7,770       $  14,707       $  22,477
                                                    =========       =========       =========
Net income per share.............................   $    0.09                       $    0.10
                                                    =========                       =========
Average common shares outstanding for income per
  share purposes.................................      86,327                         229,625
                                                    =========                       =========

   (The accompanying notes are an integral part of these pro forma financial statements)

                         BATTLE MOUNTAIN AND HEMLO GOLD

                PRO FORMA COMBINED INCOME STATEMENT -- UNAUDITED
                          YEAR ENDED DECEMBER 31, 1994

                                                     BATTLE                         PRO FORMA
                                                    MOUNTAIN       HEMLO GOLD       COMBINED
                                                   -----------     -----------     -----------
                                                              (IN THOUSANDS OF US$)
Net revenue......................................   $ 229,670       $ 186,360       $ 416,030
Costs and expenses
  Operating costs................................     128,970          54,200         183,170
  Depreciation, depletion and amortization.......      51,247          25,185          76,432
  Quarter claim royalties........................          --           4,939           4,939
  Exploration, evaluation and other lease
     costs.......................................      14,542          11,294          25,836
  General and administrative expenses............      12,376           2,915          15,291
  Taxes other than income........................       2,593              --           2,593
                                                    ---------       ---------       ---------
          Total costs and expenses...............     209,728          98,533         308,261
                                                    ---------       ---------       ---------
Operating income.................................      19,942          87,827         107,769
Investment income................................       4,149           7,625          11,774
Interest (expense), net..........................      (7,369)           (324)         (7,693)
Other income (expense), net......................        (244)          2,339           2,095
                                                    ---------       ---------       ---------
Income before income taxes and minority
  interest.......................................      16,478          97,467         113,945
Income tax expense...............................       2,519          30,861          33,380
Mining taxes.....................................          --          19,396          19,396
Minority interest in net (income)................      (4,387)             --          (4,387)
                                                    ---------       ---------       ---------
Net income.......................................       9,572          47,210          56,782
Preferred dividends..............................       7,475              --           7,475
                                                    ---------       ---------       ---------
Net income to common shares......................   $   2,097       $  47,210       $  49,307
                                                    =========       =========       =========
Net income per share.............................   $    0.02                       $    0.22
                                                    =========                       =========
Average common shares outstanding for income per
  share purposes.................................      86,071                         229,307
                                                    =========                       =========

   (The accompanying notes are an integral part of these pro forma financial statements)

                         BATTLE MOUNTAIN AND HEMLO GOLD

                PRO FORMA COMBINED INCOME STATEMENT -- UNAUDITED
                          YEAR ENDED DECEMBER 31, 1993

                                                     BATTLE                         PRO FORMA
                                                    MOUNTAIN       HEMLO GOLD       COMBINED
                                                   -----------     -----------     -----------
                                                              (IN THOUSANDS OF US$)
Net revenue......................................   $ 193,415       $ 168,307       $ 361,722
Costs and expenses
  Operating costs................................     133,069          57,871         190,940
  Depreciation, depletion and amortization.......      41,389          24,336          65,725
  Quarter claim royalties........................          --           5,353           5,353
  Exploration, evaluation and other lease
     costs.......................................       9,474          11,211          20,685
  General and administrative expenses............      12,901           2,839          15,740
  Taxes other than income........................       2,316              --           2,316
                                                    ---------       ---------       ---------
          Total costs and expenses...............     199,149         101,610         300,759
                                                    ---------       ---------       ---------
Operating (loss) income..........................      (5,734)         66,697          60,963
Investment income................................       2,689           5,655           8,344
Interest (expense), net..........................      (6,448)           (934)         (7,382)
Other income, net................................       5,708           1,550           7,258
                                                    ---------       ---------       ---------
Income (loss) before income taxes and minority
  interest.......................................      (3,785)         72,968          69,183
Income tax (benefit) expense.....................      (4,089)         22,844          18,755
Mining taxes.....................................          --          14,737          14,737
Minority interest in net (income)................      (4,709)             --          (4,709)
                                                    ---------       ---------       ---------
Net income (loss)................................      (4,405)         35,387          30,982
Preferred dividends..............................       3,738              --           3,738
                                                    ---------       ---------       ---------
Net income (loss) to common shares...............   $  (8,143)      $  35,387       $  27,244
                                                    =========       =========       =========
Net income (loss) per share......................   $   (0.10)                      $    0.12
                                                    =========                       =========
Average common shares outstanding for income per
  share purposes.................................      80,132                         228,288
                                                    =========                       =========

   (The accompanying notes are an integral part of these pro forma financial statements)

                         BATTLE MOUNTAIN AND HEMLO GOLD

                 PRO FORMA COMBINED BALANCE SHEET -- UNAUDITED

                                            BATTLE
                                           MOUNTAIN       HEMLO GOLD
                                           MARCH 31,       MARCH 31,       PRO FORMA      PRO FORMA
                                             1996            1996         ADJUSTMENTS     COMBINED
                                          -----------     -----------     -----------    -----------
                                                            (IN THOUSANDS OF US$)
Assets
  Current Assets
     Cash and cash equivalents..........   $  42,658       $  97,179       $      --     $  139,837
     Accounts and notes receivable......      27,591           4,403              --         31,994
     Product inventories................      14,113           2,017              --         16,130
     Materials and supplies.............      29,102           5,436              --         34,538
     Other current assets...............      14,739              --              --         14,739
                                           ---------       ---------       ---------     ----------
          Total current assets..........     128,203         109,035              --        237,238
                                           ---------       ---------       ---------     ----------
  Investments...........................     231,422          13,718              --        245,140
  Property, plant and equipment, net....     352,152         265,572          15,406(5)     633,130
  Other assets..........................      31,319           5,671           5,960(6)      42,950
                                           ---------       ---------       ---------     ----------
          Total assets..................   $ 743,096       $ 393,996       $  21,366     $1,158,458
                                           =========       =========       =========     ==========
Liabilities & Shareholders' Equity
  Current Liabilities
     Short term borrowings..............   $     449       $      --       $      --     $      449
     Current maturities of long
       term debt........................      13,428              --              --         13,428
     Accounts payable and accrued
       liabilities......................      24,970           9,339              --         34,309
     Other current liabilities..........       5,047          13,930          18,000(6)      36,977
                                           ---------       ---------       ---------     ----------
          Total current liabilities.....      43,894          23,269          18,000         85,163
                                           ---------       ---------       ---------     ----------
  Long term debt........................     182,166              --              --        182,166
  Deferred income and mining taxes......       8,336          84,902          15,406(5)     108,644
  Other liabilities.....................      31,565           5,404              --         36,969
                                           ---------       ---------       ---------     ----------
          Total liabilities.............     265,961         113,575          33,406        412,942
                                           ---------       ---------       ---------     ----------
Minority Interest.......................     110,967          11,813              --        122,780
                                           ---------       ---------       ---------     ----------
Commitments and contingencies...........          --              --              --             --
Shareholders' Equity
  Preferred stock.......................     110,578              --              --        110,578
  Common stock and additional paid in
     capital............................     209,168         145,163              --        354,331
  Retained earnings.....................      45,877         140,036         (12,040)(6)    173,873
  Foreign currency translation
     adjustment.........................         545         (16,591)             --        (16,046 )
                                           ---------       ---------       ---------     ----------
          Total shareholders' equity....     366,168         268,608         (12,040)       622,736
                                           ---------       ---------       ---------     ----------
          Total liabilities and
            shareholders' equity........   $ 743,096       $ 393,996       $  21,366     $1,158,458
                                           =========       =========       =========     ==========

   (The accompanying notes are on integral part of these pro forma financial statements)

                         BATTLE MOUNTAIN AND HEMLO GOLD

                   NOTES TO PRO FORMA COMBINED BALANCE SHEET
                       AND COMBINED STATEMENTS OF INCOME

1. The unaudited pro forma combined statements of income were prepared as if the companies were combined as of the beginning of the periods presented.

2. The unaudited pro forma combined financial statements should be read in conjunction with the unaudited balance sheets as of March 31, 1996, the related statements of income for the three months ended March 31, 1996 and 1995 and the audited statements of income for each of the three years ended December 31, 1995, of Battle Mountain and Hemlo Gold.

3. The unaudited pro forma combined statements of income are not necessarily indicative of operating results that would have been achieved had the Transaction been consummated at the beginning of the periods presented and should not be construed as representative of future operations.

4. The Hemlo Gold statements of income were converted from C$ to US$ using average exchange rates for each period presented. The balance sheet of Hemlo Gold was converted from C$ to US$ using the exchange rate effective on the balance sheet date.

5. Hemlo Gold's historical financial statements were prepared in accordance with Canadian GAAP. These unaudited pro forma combined financial statements contain an adjustment to conform Hemlo Gold's balance sheet as of March 31, 1996 to U.S. GAAP. U.S. GAAP requires under SFAS 109 that the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on tax carry-forwards and the differences between financial reporting and the tax basis of assets and liabilities. Under Canadian GAAP, deferred taxes are provided based on differences between amounts included in the income statement and amounts included in the income tax return. An adjustment has been made to the Pro Forma Combined Balance Sheet to conform Hemlo Gold's method of accounting for income taxes to U.S. GAAP. This adjustment relates to the gross up of the purchase price of Freewest Resources Inc. for related deferred income taxes as required by SFAS 109.

6. Battle Mountain and Hemlo Gold expect to incur charges to operations estimated to total approximately US$18 million in the period of consummation of the Transaction. These costs are primarily related to professional services and other merger related expenses. An estimated charge of approximately US$12 million, net of related estimated income tax benefits, is included in the Pro Forma Combined Balance Sheet but has not been included in the Pro Forma Combined Statements of Income. This amount is a preliminary estimate only and is subject to change.

7. Certain amounts have been reclassified to conform to the pro forma presentation.

                       SELECTED PRO FORMA OPERATING DATA

                 PRO FORMA NET PROVEN AND PROBABLE RESERVES (1)

                                                                       DECEMBER 31, 1995
                                                     ------------------------------------------------------
                                                       THOUSANDS OF        AVERAGE GOLD ORE       CONTAINED
                                                     TONS (NET BASIS)    GRADE (OUNCE PER TON)     OUNCES
                                                     ----------------    ---------------------    ---------
Operating Properties:
     Battle Mountain (Reona)......................        13,610                  .022              295,000
     Golden Giant.................................        10,968                  .322            3,533,000
     Kori Kollo...................................        49,421                  .061            3,065,000
     Pajingo/Cindy................................            77                  .217               15,000
     Red Dome.....................................         1,017                  .056               60,000
     San Cristobal................................         5,676                  .029              165,000
     San Luis.....................................         2,156                  .043               95,000
     Silidor......................................           374                  .137               51,000
                                                         -------                                  ---------
          Total operating properties..............        83,311                  .087            7,279,000
                                                         =======                                  =========
Development Properties (2):
     Battle Mountain (Phoenix)....................        46,600                  .039            1,890,000
     Crown Jewel..................................         4,595                  .182              835,000
     Holloway.....................................         5,383                  .197            1,061,300
     Lihir........................................         9,925                  .128            1,265,000
     New World....................................         4,927                  .206            1,010,100
                                                         -------                                  ---------
          Total development properties............        71,430                  .084            6,061,400
                                                         =======                                  =========

- ---------------
(1) Reflects Battle Mountain's net interest in Empresa Minera Inti Raymi S.A., a Bolivian company ("Inti Raymi"), and Niugini Mining Limited, a Papua New Guinea company ("Niugini Mining"), as of the date presented, and Hemlo Gold's net interest in Crown Butte Resources Ltd., a Canadian corporation ("Crown Butte"), and the Silidor Mine as of the date presented. For more detailed information concerning Battle Mountain's reserves and the ownership, operation and development of Battle Mountain's properties, see "INFORMATION CONCERNING BATTLE MOUNTAIN." For more detailed information concerning Hemlo Gold's reserves and the ownership, operations and development of Hemlo Gold's properties, see "INFORMATION CONCERNING HEMLO GOLD." See also "RISK FACTORS -- Reserve Estimates" and "-- Government Regulation."

(2) Realization of these reserves is subject to, among other things, completion of development. In addition, realization of reserves for these properties (other than Holloway and Lihir) is subject to obtaining permits and approvals, and there can be no assurance that they will be obtained. See "INFORMATION CONCERNING BATTLE MOUNTAIN," "INFORMATION CONCERNING HEMLO GOLD" and "RISK FACTORS -- Reserve Estimates," "-- Speculative Nature of Mineral Exploration and Development; Replacement of Reserves" and
    "-- Government Regulation."

              PRO FORMA AGGREGATE PRODUCTION, PRICE AND COST DATA

                                    BATTLE MOUNTAIN             HEMLO GOLD
                                  YEAR ENDED DECEMBER      YEAR ENDED DECEMBER         PRO FORMA COMBINED
                                          31,                      31,               YEAR ENDED DECEMBER 31,
                                  -------------------     ----------------------     -----------------------
                                   1995        1994          1995         1994          1995          1994
                                  -------     -------     ----------     -------     ----------      -------
                                  NET (1)     NET (2)     NET (1)(3)     NET (2)     NET (1)(3)      NET (2)
                                  -------     -------     ----------     -------     ----------      -------
Production:
  Gold production (000s oz)....      579         486          264          489            843           975
  Silver production (000s
     oz).......................    1,855       1,724           --           --          1,855         1,724
  Copper production (000s
     lbs)......................    5,520       6,546           --           --          5,520         6,546
Average price realized:
  Gold (US$ per oz)............      383         385          387          383            385           385
  Silver (US$ per oz)..........     5.23        5.33           NA           NA           5.23          5.33
  Copper (US$ per lb)..........     1.19        1.05           NA           NA           1.19          1.05
Weighted average US$ cost per
  equivalent gold ounce (4):
  Cash production costs........      202         203          137          109            183           157
  Taxes, other than income.....        4           4           --           --              3             2
  Depreciation, depletion and
     amortization..............       92          83           63           53             83            69
                                  ------      ------       ------       ------         ------        ------
     Total operating costs.....      298         290          200          162            269           228
                                  ======      ======       ======       ======         ======        ======

- ---------------

(1) Includes data based on Battle Mountain's 88 percent ownership of Inti Raymi during 1995. Gold production and gold sales each include 298,000 ounces related to Battle Mountain's interest in Inti Raymi; silver production and silver sales include 1,153,000 ounces and 1,154,000 ounces, respectively, related to such interest. The information in the table also includes data based on Battle Mountain's 50.9 percent average ownership interest in Niugini Mining for 1995. Gold production and gold sales include 98,000 ounces and 97,000 ounces, respectively, related to Battle Mountain's interest in Niugini Mining; silver production and silver sales include 419,000 ounces and 402,000 ounces, respectively, related to such interest; copper production and copper sales relate only to such interest. The information in the table also includes data based on Hemlo Gold's 55 percent ownership interest in the Silidor Mine for 1995. Gold production and gold sales include 30,700 ounces related to Hemlo Gold's interest in the Silidor Mine.

(2) Includes data based on Battle Mountain's 85 percent ownership of Inti Raymi until February 28, 1994, and 88 percent thereafter. Gold production and gold sales include 274,000 ounces and 271,000 ounces, respectively, related to Battle Mountain's interest in Inti Raymi, and silver production and silver sales include 1,251,000 ounces and 1,238,000 ounces, respectively, related to such interest. The information in the table also includes data based on Battle Mountain's 52 percent average ownership interest in Niugini Mining for 1994. Gold production and gold sales include 61,000 ounces and 57,000 ounces, respectively, related to Battle Mountain's interest in Niugini Mining; silver production and silver sales include 265,000 ounces and 242,000 ounces, respectively, related to such interest; and copper production and copper sales relate only to such interest. The information in the table also includes data based on Hemlo Gold's 55 percent ownership interest in the Silidor Mine for 1994. Gold production and gold sales include 42,000 ounces related to Hemlo Gold's interest in the Silidor Mine.

(3) The above operating costs for 1995 are the costs incurred while the Golden Giant mine was operating and exclude costs incurred during the strike and shaft rehabilitation shut-down. See "INFORMATION CONCERNING HEMLO GOLD."

(4) Represents production costs incurred which, because of changes in inventory, may not be included in operating results for the period. All costs are shown on a per equivalent gold ounce produced basis, with silver and copper by-products converted to ounces of gold on an equivalent revenue basis. Cash production costs include mining, processing, mine-related corporate administrative and other direct plant costs, but exclude sales expenses, royalties, corporate administrative expenses unrelated to a particular mine site and other indirect costs.

      [MAP OF NORTH AMERICA SHOWING BATTLE MOUNTAIN AND HEMLO GOLD OFFICE AND MINE LOCATIONS]

[MAPS OF THE AUSTRAL PACIFIC, SOUTH AMERICA AND AFRICA SHOWING BATTLE MOUNTAIN AND HEMLO GOLD OFFICE AND MINE LOCATIONS]

                   THE MEETINGS -- GENERAL PROXY INFORMATION

BATTLE MOUNTAIN

     This Joint Proxy Statement and the Battle Mountain proxy card are being mailed to stockholders of Battle Mountain beginning on or about June 11, 1996. They are furnished in connection with the solicitation of proxies by the Battle Mountain Board of Directors for use at the Battle Mountain Stockholders Meeting to be held at the time and place and for the purposes set forth in the accompanying notice of the Battle Mountain Stockholders Meeting. In addition to the solicitation of proxies by mail, proxies may also be solicited by telephone, telegram or personal interview by regular employees of Battle Mountain. Battle Mountain has retained Georgeson & Company Inc. on customary terms and at a fee estimated not to exceed US$15,000, plus reasonable expenses, to assist in soliciting proxies. Battle Mountain will pay all costs of soliciting proxies. Battle Mountain will also reimburse brokers or other persons holding stock in their names or in the names of their nominees for their reasonable expenses in forwarding proxy material to beneficial owners of stock, in accordance with applicable SEC and NYSE requirements.

     All duly executed proxies received prior to the meeting will be voted in accordance with the choices specified thereon. As to any matter for which no choice has been specified in a duly executed proxy, the shares represented thereby will be voted for the approval of the Combination Agreement and the transactions contemplated thereby, including proposed amendments to the Battle Mountain Articles, for the election as directors of the nominees listed herein, for the proposal to amend the Battle Mountain Incentive Plan, for ratification of Price Waterhouse LLP as Battle Mountain's independent accountants for 1996 and, in the discretion of the persons named in the proxy, in connection with any other business that may properly come before the meeting. A Battle Mountain stockholder giving a proxy may revoke it at any time before it is voted at the meeting by filing with the Secretary of Battle Mountain at Battle Mountain's address shown on the accompanying notice an instrument revoking the proxy, by delivering a duly executed proxy bearing a later date or by appearing at the Battle Mountain Stockholders Meeting and voting in person.

     As of May 28, 1996, the record date for determining stockholders entitled to vote at the Battle Mountain Stockholders Meeting, there were 81,335,448 shares of Battle Mountain Common Stock outstanding and entitled to vote. Each holder of record of shares of Battle Mountain Common Stock is entitled to one vote per share as to each matter presented to a vote of stockholders of Battle Mountain. The quorum requirement for transaction of business at the Battle Mountain Stockholders Meeting is the presence in person or by proxy of a majority of the outstanding shares of Battle Mountain Common Stock. Shares represented by proxies that reflect abstentions and shares referred to as "broker non-votes" (i.e., shares held by brokers or nominees as to which instructions have not been received from the beneficial owners or persons entitled to vote that the broker or nominee does not have discretionary power to vote on a particular matter) will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum.

     Approval of the Combination Agreement and the transactions contemplated thereby, including proposed amendments to the Battle Mountain Articles to increase the number of authorized shares of Battle Mountain Common Stock and to authorize one share of a new class of capital stock designated as Special Voting Stock, will require the affirmative vote of the holders of a majority of the shares of Battle Mountain Common Stock outstanding on the Battle Mountain Record Date. The election of directors will be by a plurality of the votes cast. Approval of the proposal to amend the Battle Mountain Incentive Plan will require the affirmative vote of the holders of a majority of the shares of Battle Mountain Common Stock represented and entitled to vote at the Battle Mountain Stockholders Meeting. Ratification of the appointment of Price Waterhouse LLP as Battle Mountain's independent accountants for 1996 will require the affirmative vote of the holders of a majority of the votes cast.

     Broker non-votes and abstentions will have the same effect as a vote cast against the proposal to approve the Combination Agreement and the transactions contemplated thereby, and will have no effect on the outcome of the election of directors or the ratification of the appointment of Price Waterhouse LLP as Battle Mountain's independent accountants for 1996. With respect to the proposal to amend the Battle Mountain Incentive Plan, abstentions will have the same effect as a vote cast against the proposal, and broker non-votes will have no effect on the determination of the outcome of the vote.

     Battle Mountain's Annual Report to Stockholders, including financial statements, for the year ended December 31, 1995, accompanies the proxy materials being mailed to Battle Mountain stockholders who have not previously been sent a copy of the Annual Report. The Annual Report is not a part of this proxy solicitation material.

HEMLO GOLD

     This Joint Proxy Statement accompanies the Notice of the Hemlo Gold Shareholders Meeting to be held on July 15, 1996, and IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF HEMLO GOLD OF PROXIES FOR USE AT THE MEETING. The solicitation will be primarily by mail but proxies may also be solicited by regular employees of Hemlo Gold. In addition, Hemlo Gold has retained The Proxy Solicitation Company Ltd. on customary terms and at a fee of C$18,000 plus out-of-pocket expenses to assist in the solicitation of proxies. Hemlo Gold will provide proxy materials to brokers, custodians, nominees and fiduciaries and request that such materials be promptly forwarded to the beneficial owners of Hemlo Gold Common Shares registered in the names of such brokers, custodians, nominees and fiduciaries. The cost of such solicitation will be borne by Hemlo Gold.

     The persons named in the form of proxy mailed to Hemlo Gold shareholders are officers of Hemlo Gold. Shares represented by properly executed Hemlo Gold proxies in the enclosed form deposited with The R-M Trust Company, 393 University Avenue, Fifth Floor, Toronto, Ontario, M5G 2M7 not less than 48 hours prior to the time of the Hemlo Gold Shareholders Meeting or any adjournment thereof will be voted for or against or withheld from voting in accordance with the instructions of the shareholder on the proxy on any ballot that may be called for. In the absence of any instructions on the proxy, such shares will be voted at the Hemlo Gold Shareholders Meeting:

        (i)  FOR THE PASSAGE OF THE ARRANGEMENT RESOLUTION;

        (ii) FOR THE ELECTION AS DIRECTORS OF HEMLO GOLD OF THE PERSONS LISTED UNDER THE HEADING "ADDITIONAL MATTERS FOR CONSIDERATION OF HEMLO GOLD SHAREHOLDERS -- ELECTION OF DIRECTORS"; AND

        (iii) FOR THE APPOINTMENT OF ERNST & YOUNG, CHARTERED ACCOUNTANTS, AS AUDITORS OF HEMLO GOLD AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.

     The Hemlo Gold form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of the Hemlo Gold Shareholders Meeting and other matters that may properly come before the Hemlo Gold Shareholders Meeting.

     A Hemlo Gold shareholder who has given a proxy may revoke it by an instrument in writing, including another proxy, executed by the shareholder or by the shareholder's attorney authorized in writing and deposited at the registered office of Hemlo Gold at Suite 2902, 1 Adelaide Street East, Toronto, Ontario M5C 2Z9 prior to the day of the Hemlo Gold Shareholders Meeting, or with the Chairman of the meeting.

     At June 6, 1996 there were 100,066,445 outstanding Hemlo Gold Common Shares entitled to be voted at the Hemlo Gold Shareholders Meeting. Each shareholder is entitled to five votes on all matters to come before the Hemlo Gold Shareholders Meeting for each Hemlo Gold Common Share registered in the shareholder's name in the list of holders of Hemlo Gold Common Shares prepared as of the Hemlo Gold Record Date, unless a person has transferred shares after such date and the new holder of such shares establishes proper ownership and makes a request not later than July 5, 1996 to the Corporate Secretary of Hemlo Gold to be included in the list of holders of Hemlo Gold Common Shares eligible to vote at the Hemlo Gold Shareholders Meeting.

     The only person who, to the knowledge of the directors or officers of Hemlo Gold, beneficially owns or exercises control or direction over more than 10 percent of the outstanding Hemlo Gold Common Shares, is Noranda. As of March 31, 1996, Noranda owned 44,082,788 Hemlo Gold Common Shares, representing 44.1 percent of the Hemlo Gold Common Shares outstanding.

     The Arrangement Resolution must be approved by the affirmative vote of not less than two-thirds of the votes cast in respect of that resolution at the Hemlo Gold Shareholders Meeting. The directors of Hemlo Gold must be elected by a majority of the votes cast thereon at the Hemlo Gold Shareholders Meeting. The appointment of Ernst & Young, Chartered Accountants, as auditors of Hemlo Gold at a remuneration to be fixed by the Hemlo Gold Board of Directors, must be approved by the affirmative vote of a majority of the votes cast thereon at the Hemlo Gold Shareholders Meeting. Noranda has agreed to vote its Hemlo Gold Common Shares in favor of the Combination Agreement and the Arrangement unless there is a Hemlo Gold Competing Transaction (as defined below under "THE TRANSACTION -- The Combination Agreement") which Noranda determines to be more favorable to it than the Arrangement.

     Hemlo Gold's Annual Report, including financial statements for the year ended December 31, 1995, accompanies the proxy material being mailed to Hemlo Gold shareholders who have not previously been sent a copy of the Annual Report. The Annual Report is not part of the proxy solicitation material.

                                THE TRANSACTION

BACKGROUND OF THE TRANSACTION

     Beginning in November 1994, Karl E. Elers, Chief Executive Officer of Battle Mountain, and Ian D. Bayer, Chief Executive Officer of Hemlo Gold, held preliminary discussions concerning the potential advantages of a combination of Battle Mountain and Hemlo Gold. At that time, they concluded that such a combination was of sufficient interest that detailed financial and operational information concerning the two companies should be exchanged and evaluated. A confidentiality agreement respecting the information to be exchanged was executed by the two companies on December 1, 1994.

     During the first quarter of 1995, financial and operational information was exchanged, site visits to certain principal properties of the respective parties took place and additional meetings at the Chief Executive Officer level were held. In April 1995, Mr. Elers was informed by Mr. Bayer, at a meeting also attended by David W. Kerr, President and Chief Executive Officer of Noranda and a director of Hemlo Gold, that Noranda wished to review its alternatives and was not in a position to support a transaction between Hemlo Gold and Battle Mountain at that time.

     In February 1996, Mr. Elers telephoned Mr. Bayer to suggest that discussions be resumed and that Battle Mountain was willing to consider a transaction with an exchange ratio that would afford a premium to Hemlo Gold's shareholders. On February 16, 1996, Mr. Elers and R. Dennis O'Connell, Chief Financial Officer of Battle Mountain, met with Alex G. Balogh, Chairman of the Board of Hemlo Gold and Deputy Chairman of Noranda, and Mr. Kerr. The representatives of Battle Mountain outlined in general terms a structure in which Battle Mountain and Hemlo Gold would be combined in a transaction in which shareholders of Hemlo Gold would receive consideration consisting of Battle Mountain Common Stock or exchangeable shares. After consideration by the management of Hemlo Gold, Battle Mountain and Hemlo Gold, with the assistance of their respective financial, legal and accounting advisors, continued discussions regarding the structure and other terms and conditions of a transaction. Further exchanges of information also took place. The discussions culminated in a series of meetings beginning the week of March 4, 1996 in which negotiations progressed and issues were addressed at an increased level of detail. During that week, the Board of Directors of Battle Mountain met on March 4, 1996 and the Board of Directors of Hemlo Gold met on March 8, 1996 to consider the Combination Agreement. On March 7, 1996, the Board of Directors of Noranda met and determined that it would support the transaction, subject to satisfactory definitive documentation, and enter into the Agreement to Support the Transaction. The Combination Agreement was presented for consideration by the boards of directors of the respective companies party to such agreements at meetings held on March 11, 1996. Following approval by the respective boards of directors, the Combination Agreement and the Agreement to Support the Transaction were executed, and the Transaction was publicly announced, later that day.

     At the time of signing, Battle Mountain, Hemlo Gold and Noranda had under discussion possible changes to the transaction documents relating primarily to technical matters involving, among other things, the corporate structure of the combined company after the Transaction and the tax treatment of the

Transaction. Subsequently, Battle Mountain, Hemlo Gold and Noranda reached agreement on amendments to the transaction documents and on April 12, 1996, the Combination Agreement was amended and restated to implement various agreed upon revisions, effective as of March 11, 1996, the original date of execution. On June 7, 1996, the Combination Agreement was amended and restated to implement additional technical revisions, effective as of March 11, 1996.

REASONS FOR THE TRANSACTION

  Joint Reasons for the Transaction

     Battle Mountain and Hemlo Gold believe that the combination of the two companies will allow them to combine their individual resources, assets and expertise to enhance their ability to compete within, and profit from, the global mining industry. After consummation of the Transaction, the combined company is expected to rank fifth among North American-based producers in annual gold production and, through its greater size and financial strength, should be able to be more effective in competing internationally for exploration, development and acquisition opportunities than either company could be independently. The combined company will have a more diversified asset base, with a total of eight producing mines located in five countries and exploration programs and development projects throughout the Americas, the South Pacific and West Africa (with approximately 49 percent of pro forma 1995 production generated from North American operations). The Transaction will bring together two large, high-quality, low-cost flagship assets, Battle Mountain's Kori Kollo mine in Bolivia and Hemlo Gold's Golden Giant mine in Canada. The combined company is expected to benefit from more effectively utilizing each company's respective strengths in exploration and production technologies, as well as affording the combined entity the opportunity to utilize Battle Mountain's strength in surface mining and Hemlo Gold's expertise in underground mining.

  Battle Mountain's Reasons for the Transaction

     The Board of Directors of Battle Mountain has reviewed the proposed Transaction and has concluded that the Transaction is fair to and in the best interests of Battle Mountain and its stockholders and has unanimously approved the Combination Agreement and the transactions contemplated by the Combination Agreement, including the proposed amendments to the Battle Mountain Articles.

     The Board of Directors of Battle Mountain believes that the Transaction represents a unique strategic opportunity for Battle Mountain. The combined company is expected, following consummation of the Transaction, to be the fifth largest precious metals mining company based in North America in terms of annual production, with anticipated 1996 production of approximately 1 million ounces. The Transaction presents an opportunity for Battle Mountain to diversify its production base to include eight mines on three continents including two flagship mines, Battle Mountain's Kori Kollo mine in Bolivia and Hemlo Gold's Golden Giant mine in Ontario, Canada. In addition, the combined company will have exploration and development projects in the United States, Canada, Ghana, Australia, Indonesia, Chile and Bolivia.

     The Board of Directors of Battle Mountain also considered the advantages that would flow from the combined company's having one of the lowest average cash cost of production among North American gold producers. The Board of Directors of Battle Mountain believes that the larger size of the combined company coupled with low average cash production costs will result in the creation of a top tier "pure play" international precious metals mining company with a critical mass that neither Battle Mountain nor Hemlo Gold would possess independently.

     The Board of Directors of Battle Mountain also considered the advantages of a strengthened balance sheet resulting from an increase in cash and cash equivalents and a relatively lower debt level and the availability of increased cash flow from operations, including contributions from Hemlo Gold's Golden Giant mine, for use, in part, to fund exploration and development projects such as the Phoenix and Crown Jewel projects. The combined company is expected to have a stronger credit standing than that presently held by Battle Mountain, which should allow it to access the credit markets on more favorable terms.

     The Board of Directors of Battle Mountain believes the potential for future reserve growth will be strengthened by combining the complementary exploration programs of Battle Mountain and Hemlo Gold. The Board of Directors of Battle Mountain also believes the combination of Battle Mountain's open pit mining expertise with Hemlo Gold's underground mining expertise should result in a broader skill base from which to assess and seek to capitalize on international exploration and development opportunities.

     The Board of Directors also considered potential cost savings and synergies that may result from the combination of the two companies. In particular, potential cost savings at the corporate level and potential synergies in exploration efforts were considered.

     In reaching its determination, the Board of Directors of Battle Mountain also considered and evaluated information discussed with the Board by the management of Battle Mountain with respect to the Transaction. In this regard, the Board of Directors of Battle Mountain considered, among other things, (i) information concerning the results of operations, performance, financial condition and prospects of Battle Mountain and Hemlo Gold on a company-by-company basis, and on a combined basis, (ii) the reserve levels, asset quality and cost structure of Battle Mountain's and Hemlo Gold's businesses, (iii) the results and scope of the due diligence review conducted by members of Battle Mountain's management with respect to Hemlo Gold's business and operations, (iv) information with respect to recent and historical trading prices and trading multiples of Battle Mountain Common Stock and Hemlo Gold Common Shares, (v) information with respect to recent and historical prices and price trends of gold and the potential impact thereof on each of Battle Mountain, Hemlo Gold and the combined entity, and (vi) current economic, industry, market and world political conditions affecting Battle Mountain and Hemlo Gold.

     The Board of Directors of Battle Mountain also considered (i) the terms of the Combination Agreement and the other agreements contemplated thereby, (ii) the structure of the Transaction including the expectation that the Transaction would be accounted for as a pooling of interests and therefore not result in the recording and subsequent amortization of the purchase price in excess of the carrying value of the net assets of Hemlo Gold, (iii) the tax consequences of the Transaction, (iv) the presentation by, and the opinion of, Salomon as described below, (v) the judicial and regulatory approval requirements including approval by the Court, (vi) the fact that Battle Mountain's stockholders would, based on the Exchange Ratio of 1.48, retain approximately 35 percent of the equity of the combined company (and approximately 40 percent of the combined company on a fully diluted basis), (vii) the fact that current directors of Battle Mountain would constitute half of the Board of Directors of the combined company after the Transaction, (ix) the fact that the headquarters of the combined company would be in Houston, Texas, and (x) the potential impact of the Transaction on the employees, customers and suppliers of Battle Mountain and on the communities in which Battle Mountain operates.

     Based on all of these matters, and such other matters as the members of the Board deemed relevant, the Battle Mountain Board of Directors unanimously approved the Combination Agreement and the transactions contemplated thereby, including the proposed amendments to the Battle Mountain Articles.

     The foregoing discussion of the information and factors considered and given weight by the Battle Mountain Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by the Battle Mountain Board of Directors. In addition, in reaching the determination to approve and recommend the Combination Agreement, the Battle Mountain Board of Directors did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given differing weights to different factors. The Battle Mountain Board of Directors is, however, unanimous in its recommendation to the holders of Battle Mountain Common Stock that the Combination Agreement and the transactions contemplated thereby, including the proposed amendments to the Battle Mountain Articles, be approved.

     The Battle Mountain Board of Directors realized that there are certain risks associated with the Transaction, including that some of the potential benefits set forth above may not be realized or that there may be high costs associated with realizing such benefits and also the factors set forth in this Joint Proxy Statement under "RISK FACTORS." However, the Battle Mountain Board of Directors believes that the positive factors should outweigh any negative factors, although there can be no assurances in this regard.

  Hemlo Gold's Reasons for the Transaction

     The Hemlo Gold Board of Directors has determined that the terms of the Transaction are fair to the Hemlo Gold Shareholders and has unanimously approved the Combination Agreement and the transactions contemplated thereby including the Arrangement. In reaching its conclusion, the Hemlo Gold Board of Directors considered information with respect to the business and affairs of Battle Mountain as well as the following factors:

          (a) that the combined company is expected to be the fifth largest North American-based gold producer and, as such, should be able to compete more effectively for exploration and development activities;

          (b) that the combined company will have greater geographic diversification in its operating and exploration properties than either company now has by itself;

          (c) that the combination will allow the anticipated cash flow from the Golden Giant mine over its remaining life (see "INFORMATION CONCERNING HEMLO GOLD -- Business and Property of Hemlo Gold -- Golden Giant Mine") to be applied toward development and exploration of this more geographically diversified group of properties, as well as other exploration and development activities;

          (d) that the Exchange Ratio represents a premium of approximately 29% over the average ratio of the Hemlo Gold Common Shares to Battle Mountain Common Stock for 20 trading days prior to the public announcement of the Transaction;

          (e) the pro forma increase, on a per Hemlo Gold Common Share basis, in proven and probable reserves, projected near term production, projected near term cash flow and net asset values based on undiscounted free cash flows, as well as the decrease, on a pro forma per Hemlo Gold Common Share basis, in projected near term earnings of the combined company;

          (f) that holders of Hemlo Gold Common Shares will continue to own approximately 62% of the equity of the combined company, assuming that all options and conversion rights (other than certain "out of the money" options and conversion rights) are exercised (and approximately 60% on a fully diluted basis);

          (g) the greater total market capitalization and liquidity of the combined company relative to Hemlo Gold; and

          (h) that Hemlo Gold and Battle Mountain have complementary capabilities and characteristics -- for example, Battle Mountain has expertise in surface mining while Hemlo Gold's strength is in underground mining.

     In reaching its determination, the Board of Directors of Hemlo Gold also considered and evaluated, among other things, (i) information concerning the results of operations, performance, financial condition and prospects of Battle Mountain and Hemlo Gold on a company-by-company basis, and on a combined basis,
(ii) the reserve levels, asset quality and cost structure of Battle Mountain's and Hemlo Gold's businesses, (iii) the results and scope of the due diligence review conducted by members of Hemlo Gold's management with respect to Battle Mountain's business and operations, (iv) information with respect to recent and historical trading prices and trading multiples of Battle Mountain Common Stock and Hemlo Gold Common Shares, (v) information with respect to recent and historical prices and price trends of gold and the potential impact thereof on each of Battle Mountain, Hemlo Gold and the combined entity, and (vi) current economic, industry, market and world political conditions affecting Battle Mountain and Hemlo Gold.

     The Board of Directors of Hemlo Gold also considered (i) the terms of the Combination Agreement, Plan of Arrangement and the other agreements contemplated thereby, (ii) the structure of the Transaction including the expectation that the Transaction would be accounted for as a pooling of interests and therefore not result in the recording and subsequent amortization by the combined company of purchase price in excess of the carrying value of the net assets of Hemlo Gold, (iii) the tax consequences of the Transaction, (iv) the presentation by, and the opinion of, Dominion Securities as described below, (v) the judicial and regulatory approval requirements, including approval by the Court, (vi) the right of Hemlo Gold shareholders to dissent pursuant to section 185 of the OBCA, (vii) the fact that directors nominated by Hemlo Gold would constitute half of the Board of Directors of the combined company after the Transaction, and (viii) the potential impact of the Transaction on the employees, customers and suppliers of Hemlo Gold and on the communities in which Hemlo Gold operates.

     Based on all of these matters, and such other matters as the members of the Board deemed relevant, the Board of Directors unanimously approved the Combination Agreement and the transactions contemplated thereby, including the proposed Arrangement.

     This discussion of the information and factors considered and given weight by the Hemlo Gold Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by the Hemlo Gold Board of Directors. In addition, in reaching the determination to approve and recommend the Combination Agreement and the related Arrangement, the Hemlo Gold Board of Directors did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given differing weights to different factors. The Hemlo Gold Board of Directors is, however, unanimous in its recommendation to the holders of Hemlo Gold Common Shares that the Combination Agreement, the Arrangement and the transactions contemplated thereby be approved.

     The Hemlo Gold Board of Directors realized that there are certain risks associated with the Transaction including that some of the potential benefits set forth above may not be realized or that there may be high costs associated with realizing such benefits and also the factors set forth in this Joint Proxy Statement under "RISK FACTORS." However, the Hemlo Gold Board of Directors believes that the positive factors should outweigh any negative factors, although there can be no assurances in this regard.

BOARD RECOMMENDATIONS

     THE BATTLE MOUNTAIN BOARD OF DIRECTORS BELIEVES THAT THE TRANSACTION IS FAIR TO AND IN THE BEST INTERESTS OF BATTLE MOUNTAIN AND ITS STOCKHOLDERS AND THEREFORE UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE COMBINATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE PROPOSED AMENDMENTS TO THE BATTLE MOUNTAIN ARTICLES.

     THE HEMLO GOLD BOARD OF DIRECTORS BELIEVES THAT THE TRANSACTION IS FAIR TO AND IN THE BEST INTERESTS OF HEMLO GOLD AND ITS SHAREHOLDERS AND THEREFORE UNANIMOUSLY RECOMMENDS A VOTE FOR PASSAGE OF THE ARRANGEMENT RESOLUTION.

OPINIONS OF FINANCIAL ADVISORS

  Opinion of Salomon

     At the March 11, 1996 Battle Mountain Board of Directors meeting, Salomon delivered its written opinion (the "Salomon Opinion") to the Battle Mountain Board of Directors that, as of such date and based upon and subject to various considerations set forth in the Salomon Opinion, the Exchange Ratio was fair to the stockholders of Battle Mountain from a financial point of view. The Salomon Opinion does not constitute an opinion as to the value of the Battle Mountain Common Stock or the Exchangeable Shares or the prices at any time at which the Battle Mountain Common Stock or the Exchangeable Shares will trade. No restrictions or limitations were imposed by the Battle Mountain Board of Directors upon Salomon with respect to the investigations made or the procedures followed by Salomon in rendering its opinion. Salomon was not requested by the Battle Mountain Board to make any recommendation as to the form or amount of consideration to be paid by Battle Mountain pursuant to the Combination Agreement, which issues were resolved in arm's length negotiations between Battle Mountain and Hemlo Gold.

     A COPY OF THE SALOMON OPINION IS ATTACHED HERETO AS ANNEX G. THE BATTLE MOUNTAIN STOCKHOLDERS ARE URGED TO READ THE SALOMON OPINION IN ITS ENTIRETY FOR ASSUMPTIONS MADE, PROCEDURES FOLLOWED, OTHER MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY SALOMON. THE SALOMON OPINION WAS PREPARED FOR THE BATTLE MOUNTAIN

BOARD OF DIRECTORS AND IS DIRECTED ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO, FROM A FINANCIAL POINT OF VIEW, TO THE STOCKHOLDERS OF BATTLE MOUNTAIN AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF BATTLE MOUNTAIN AS TO HOW TO VOTE AT THE BATTLE MOUNTAIN STOCKHOLDERS MEETING. THE SUMMARY OF THE OPINION OF SALOMON SET FORTH IN THIS JOINT PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. SALOMON HAS PROVIDED ITS WRITTEN CONSENT TO THE INCLUSION OF THE SALOMON OPINION AS ANNEX G HERETO.

     In rendering its opinion, Salomon reviewed, among other things, certain publicly available business and financial information relating to Battle Mountain and Hemlo Gold, and also reviewed a draft of the Combination Agreement. Salomon also reviewed, among other things, certain other information, including financial forecasts and life of mine plans, provided to Salomon by Battle Mountain and Hemlo Gold, and met with management of Battle Mountain and Hemlo Gold to discuss the business and prospects of Battle Mountain and Hemlo Gold, respectively.

     Salomon also considered, among other things, certain financial and stock market data of Battle Mountain and Hemlo Gold, compared that data with similar data for the other publicly held companies in businesses similar to those of Battle Mountain and Hemlo Gold and considered the financial terms of certain other business combinations and other transactions which have recently been effected. Salomon also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

     In connection with its review and in rendering its opinion, Salomon did not assume any responsibility for independent verification of any of the information reviewed or considered and assumed and relied on its being complete and accurate in all respects. With respect to the financial forecasts and life of mine plans, Salomon assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Battle Mountain and Hemlo Gold as to the future financial performance of Battle Mountain and Hemlo Gold, respectively. In addition, Salomon did not make an independent evaluation or appraisal of the assets of Battle Mountain and Hemlo Gold, nor was Salomon furnished with any such evaluations or appraisals. The Salomon Opinion was necessarily based upon financial, economic, market and other conditions as they existed on March 11, 1996. It should be understood that, although subsequent developments may affect the Salomon Opinion, Salomon does not have any obligation to update, revise or reaffirm the Salomon Opinion. In connection with the Salomon Opinion, Salomon did not express any opinion as to what the value of the Battle Mountain Common Stock or the Exchangeable Shares actually will be when issued pursuant to the Combination Agreement or the prices at which such Battle Mountain Common Stock or the Exchangeable Shares will trade subsequent to the Transaction. Salomon relied on advice of counsel to Battle Mountain as to all legal matters regarding the structure and tax implications of the Transaction and related matters. Salomon assumed that the Exchangeable Shares will be the economic and voting equivalent of the underlying shares of Battle Mountain Common Stock into which they are exchangeable. Salomon assumed that the Transaction will be accounted for financial reporting purposes as a pooling of interests under U.S. GAAP and that the Transaction will result in a tax-free rollover of bases for U.S. and Canadian shareholders of Hemlo Gold.

     The following is a brief summary of the material analyses performed by Salomon in preparation of the Salomon Opinion. In this connection, Salomon performed certain procedures, including each of the financial analyses described below, and reviewed with management of Battle Mountain the assumptions on which such analyses were based and other factors, including the current and projected financial results of Battle Mountain and Hemlo Gold.

     Transaction Analysis. Salomon reviewed publicly available information for ten completed or pending transactions involving North American gold producers in the period from 1988 to the present (the "Gold Transactions"). These transactions did not constitute the complete list of gold mining transactions which have occurred in such period. Only transactions involving gold companies deemed relevant by Salomon were reviewed. The Gold Transactions comprise the following companies (acquiror and target, respectively): (i) Placer Dome, Inc. and Kiena Gold Mines Ltd.; (ii) Placer Dome, Inc. and Sigma Mines Ltd.; (iii) Minorco SA and Freeport McMoran Copper & Gold, Inc.; (iv) LAC Minerals Ltd. and Bond

International Gold Inc.; (v) Homestake Mining Company and International Corona Corporation; (vi) Hecla Mining Company and Equinox Resources Ltd.; (vii) American Barrick Resources Corporation and LAC Minerals Ltd.; (viii) Homestake Mining Company and Homestake Gold of Australia; (ix) Pegasus Gold, Inc. and Zapopan NL; and (x) Coeur d'Alene Mines Corporation and Gasgoyne Gold Mines NL.

     Salomon reviewed the consideration paid in such transactions in terms of the price paid for the common stock ("Equity Value") plus total debt less cash and equivalents ("Firm Value") of such transactions as a multiple of proven and probable gold reserves as published in publicly available financial statements ("Reserves") and as a multiple of earnings before interest, taxes, depreciation and amortization ("EBITDA") for the latest reported twelve months ("LTM") prior to the announcement of such transactions.

     For the Gold Transactions, the analysis of Firm Value to (i) Reserves and
(ii) EBITDA indicated high, low, mean and median values of these transactions of
(i) $445.9/oz., $65.5/oz., $194.8/oz. and $160.6/oz., and (ii) 42.2x, 5.1x,
19.7x and 17.1x, respectively, compared to the implied multiples for Hemlo Gold (based upon the Exchange Ratio of 1.48 and Battle Mountain's closing price on March 5, 1996 of $10.25) of $254.7/oz. and 16.6x, respectively.

     Salomon also derived the percentage premium of the offer prices (represented by the purchase price per share in cash transactions and the stock price of the constituent securities times the exchange ratio in the case of stock-for-stock mergers) over the target companies' trading prices one day prior to the announcement date of the Gold Transactions. The high, low, mean and median premiums for the Gold Transactions were 48.1%, 13.0%, 29.3% and 28.2%, respectively. For the proposed transaction, Salomon derived premiums based on the implied stock price for Hemlo Gold by (i) multiplying the closing stock price of Battle Mountain on March 5, 1996 (six days before the announcement date), times the Exchange Ratio of 1.48 and dividing that quantity by Hemlo Gold's closing price on March 5, 1996 and (ii) multiplying Battle Mountain's 20 day average closing stock price over the period ending on March 5, 1996, times the Exchange Ratio of 1.48 and dividing that quantity by Hemlo Gold's 20 day average closing stock price over the same period. The implied stock price premiums were 23.8% and 29.1%, respectively.

     In using the Gold Transactions to value Battle Mountain, an analysis of the results was not simply mathematical nor necessarily precise; rather, it involved complex considerations and judgments concerning differences in financial and operating characteristics of each of the constituent companies for each transaction and other factors that affect public trading values.

     Analysis of Certain Publicly Traded Companies. As a separate analysis, Salomon compared selected historical share price and operating and financial ratios for Hemlo Gold to the corresponding data and ratios of the following companies whose securities are publicly traded: "Top Tier" (Over 1 million ounces of gold produced per year) (i) Barrick Gold Corporation; (ii) Homestake Mining Company; (iii) Newmont Mining Corporation; (iv) Placer Dome, Inc.; "Middle Tier" (Less than 1 million ounces of gold produced per year) (v) Agnico-Eagle Mines, Ltd.; (vi) Amax Gold Inc.; (vii) Battle Mountain; (viii) Cambior, Inc.; (ix) Echo Bay Mines Ltd.; (x) FirstMiss Gold, Inc.; (xi) Hemlo Gold; (xii) Kinross Gold Corporation; (xiii) Pegasus Gold, Inc.; (xiv) Royal Oak Mines Inc.; (xv) Santa Fe Pacific Gold Corporation; and (xvi) TVX Gold, Inc.

     Such analysis included, among other things, the ratios of Firm Value to Reserves at December 31, 1995, to 1996E ounces of gold production as obtained through press releases and other publicly available resources ("Production") and to LTM EBITDA. Although Salomon used these companies for comparison purposes, none of the other companies is identical to Hemlo Gold. Such analysis indicated that the high, low and median values of Firm Value as a multiple of (i) Reserves at December 31, 1995, (ii) 1996E Production and (iii) LTM EBITDA for Top Tier companies were (i) $329.0/oz., $124.2/oz. and $237.8/oz, (ii) $3,503.2/oz.,
$1,744.9/oz. and $2,830.5/oz., and (iii) 35.1x, 15.7x and 21.8x, respectively, and for Middle Tier companies were (i) $582.9/oz., $100.0/oz. and $153.0/oz.,
(ii) $3,159.6/oz., $1,008.3/oz., and $2,257.8/oz., and (iii) 34.7x, 9.2x and
19.2x, respectively. These compared to Hemlo Gold's pre-transaction multiples as of March 5, 1996 of (i) $203.3/oz., (ii) $2,772.7/oz. and (iii) 13.3x 1996E
EBITDA (1996E EBITDA was used for Hemlo Gold because LTM EBITDA was negatively impacted by two major non-recurring events, the strike at Golden Giant and the temporary shaft closure for repair work). Hemlo Gold's implied post-transaction multiples as of March 5, 1996 were (i) $254.7/oz., (ii) $3,473.7/oz. and (iii) 16.6x 1996E EBITDA, respectively.

     Discounted Cash Flow Analyses. Salomon performed discounted cash flow analyses for mines and development projects of both Battle Mountain and Hemlo Gold, based upon projections provided by each company. As part of this analysis, no value was attributed to exploration projects to which no proven and probable reserves are presently attributed. As part of this analysis, no value was attributed to additional "Blue Sky" exploration potential of either company. This resulted in all exploration costs being removed from each company's projections. The purpose of the discounted cash flow analyses was merely to determine the relative contribution of producing mines and development projects of both companies and was not expected to calculate the full net present value of either company as an ongoing operation. Assuming a 4% discount rate, $400/oz. projected gold prices and no inflation, the net present asset value (the "Net Present Value of Projected Gold Production") for Hemlo Gold's mines and development projects is $494.1 million based upon the aforementioned assumptions. Adding cash and subtracting the net present value of corporate expenses and debt from the Net Present Value of Projected Gold Production leads to an aggregate value (the "Total Net Present Value") for Hemlo Gold of $560.4 million. Assuming a 4% discount rate, $400/oz. projected gold prices and no inflation, the Net Present Value of Projected Gold Production for Battle Mountain's mines and development projects is $744.5 million based upon the aforementioned assumptions. Adding cash and subtracting the net present value of corporate expenses and debt from the Net Present Value of Projected Gold Production leads to a Total Net Present Value for Battle Mountain of $462.7 million. Based upon these discounted cash flow analyses, Hemlo Gold's contribution would comprise approximately 55% of the combined entity while Battle Mountain would contribute approximately 45%.

     Stock Trading History. To provide contextual data and comparative market data, Salomon examined the history of the trading prices and their relative relationships for both Battle Mountain and Hemlo Gold common stock for the (i) latest six months, (ii) latest year and (iii) latest five years. The high, low and average exchange ratios between Battle Mountain and Hemlo Gold were (i) 1.22, 0.93 and 1.08, (ii) 1.22, 0.84 and 1.05, and (iii) 1.49, 0.82 and 1.07,
respectively. The Exchange Ratio of 1.48 times Battle Mountain's March 5, 1996 closing stock price of $10.25 represents a 20% premium to Hemlo Gold's high stock price and a 176% premium to Hemlo Gold's low stock price during the five years prior to March 5, 1996.

     Pro Forma Merger Analysis. Salomon analyzed pro forma financial effects resulting from the Transaction. Salomon relied upon certain assumptions described above and projected financial information provided by the managements of both Battle Mountain and Hemlo Gold. The pro forma dollar and percentage accretion/(dilution) impacts for fiscal year end 1996E, 1997E and 1998E (i) EBITDA per share, (ii) earnings per share ("EPS"), (iii) Production per 10 shares and (iv) Reserves at December 31, 1995 per 10 shares were (i) ($0.17) and (19.0%); ($0.05) and (5.7%); and ($0.12) and (12.5%); (ii) $0.14 and NM; $0.10
and 106.5%; and $0.08 and 77.0%; (iii) ($0.025) and (36.9%); ($0.018) and
(28.7%); and ($0.034) and (38.8%); and (iv) ($0.312) and (35.5%), respectively.
The pro forma results above assume pre-tax synergies of US$7.27 million (US$4.73 after-tax) for each year mentioned. The results of the pro forma combination analysis are not necessarily indicative of future results or financial position.

     Contribution Analysis. Salomon analyzed Battle Mountain's and Hemlo Gold's relative contribution to the combined company with respect to (i) Reserves at December 31, 1995, (ii) 1996E, 1997E and 1998E Production, (iii) "Cash Value of Reserves" defined as [spot price of gold - cash production cost per oz.] x [Reserves at December 31, 1995], (iv) 1996E EBITDA; (v) 1996E net income, (vi) total shares outstanding times closing price on March 5, 1996 ("Market Capitalization"), (vii) Firm Value and (viii) Total Net Present Value. Such contribution analysis indicated that Hemlo Gold would contribute (i) 42%, (ii) 41%, 46% and 38%, (iii) 52%, (iv) 52%, (v) 100%, (vi) 60%, (vii) 49% and (viii)
55%, respectively. The results of the contribution analysis are not necessarily indicative of the contributions that the respective businesses may have in the future.

     The foregoing is a summary of certain financial analyses used by Salomon in connection with rendering its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the analyses considered for the Salomon Opinion. In arriving at its opinion, Salomon considered the results of all such analyses. Salomon has not indicated that any of the analyses had a greater significance than any other. The analyses were prepared solely for the purposes of Salomon providing its opinion as to the fairness of the Exchange Ratio, from a financial point of view, to the stockholders of Battle Mountain and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. No other company used in the comparable company analysis summarized above is identical to Battle Mountain or Hemlo Gold, and no transaction used in the comparable transaction analysis summarized above is identical to the Transaction. Any analysis of the fairness of the Exchange Ratio, from a financial point of view, to the stockholders of Battle Mountain involves complex considerations and judgments concerning differences in the potential financial and operating characteristics of the comparable companies and transactions and other factors in relation to the trading and acquisition values of the comparable companies. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such analyses. As described above, the Salomon Opinion and the related presentation to the Battle Mountain Board of Directors on March 11, 1996 was one of many factors taken into consideration by the Battle Mountain Board of Directors in making its determination to approve the Combination Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Salomon.

     The ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Salomon of the actual values of Battle Mountain, Hemlo Gold or the combined entity. In performing its analyses, Salomon made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Battle Mountain or Hemlo Gold. The analyses performed by Salomon are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Salomon's analysis of the fairness of the Exchange Ratio, from a financial point of view, to the stockholders of Battle Mountain. In addition, analyses relating to value of businesses do not purport to be appraisals or to reflect the prices at which a business actually might be sold, or the prices at which securities might trade at the present time or at any time in the future.

     Salomon Brothers is an internationally recognized investment banking firm that provides financial services in connection with a wide range of business transactions. As part of its business, Salomon regularly engages in the valuation of companies and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions. Battle Mountain retained Salomon based upon Salomon's expertise in the valuation of companies, as well as its familiarity with Battle Mountain and other gold mining companies. In the ordinary course of its business, Salomon may actively trade the debt and/or equity securities of Battle Mountain and Hemlo Gold for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Salomon has previously rendered investment banking and financial advisory services to Battle Mountain for which it received customary compensation.

     Pursuant to a letter agreement, dated February 22, 1996, Battle Mountain agreed to pay Salomon fees of US$150,000 payable upon signing the letter agreement, US$300,000 payable upon public announcement of the combination between Battle Mountain and Hemlo Gold and an additional US$4,550,000 payable upon consummation of such transaction, for rendering its financial advisory services, including its opinion. As of the date of this joint proxy statement, US$450,000 has been paid to Salomon. Battle Mountain has also agreed to reimburse Salomon for its out-of-pocket expenses, including the reasonable fees and disbursements of counsel, and to indemnify Salomon and certain related persons against certain liabilities in connection with the engagement of Salomon, including certain liabilities under the federal securities laws.

  Opinion of Dominion Securities

     Hemlo Gold retained Dominion Securities to act as its financial advisor in connection with the Combination Agreement and to provide an opinion with respect to the fairness of the transaction to the Hemlo Gold shareholders. Dominion Securities orally advised the Hemlo Gold Board of Directors on March 8, 1996 that the terms of the transaction between Battle Mountain and Hemlo Gold contemplated by the Combination Agreement were fair to the Hemlo Gold shareholders from a financial point of view. Dominion Securities has delivered to the Hemlo Gold Board of Directors its written opinion dated March 11, 1996 (the "Dominion Securities Opinion"), a copy of which is attached as Annex H to the Joint Proxy Statement and incorporated herein by reference. Hemlo Gold shareholders are urged to read the full text of the Dominion Securities Opinion for a complete description of the factors considered, the assumptions made and the limitations on the review undertaken by Dominion Securities in rendering its opinion.

     The Dominion Securities Opinion addresses only the fairness of the Transaction from a financial point of view and does not constitute a recommendation to any Hemlo Gold shareholder as to how to vote at the Hemlo Gold Shareholders Meeting. The summary of the Dominion Securities Opinion set forth in this Joint Proxy Statement is qualified in its entirety by reference to the full text of such opinion.

     In connection with rendering its opinion, Dominion Securities reviewed and relied upon, among other things, the Combination Agreement; certain publicly available business and financial information relating to Hemlo Gold and Battle Mountain; life of mine operating and financial projections for the principal operations of Hemlo Gold and Battle Mountain prepared by their respective managements; discussions with senior management of Hemlo Gold and Battle Mountain with respect to current operations, financial condition and future prospects of their respective companies; publicly available information relating to the business operations, financial performance and stock trading history of Hemlo Gold, Battle Mountain and other selected public companies; and information with respect to other transactions of a comparable nature and relied upon or carried out such other information, investigations and analyses as Dominion Securities considered necessary or appropriate in the circumstances.

     Dominion Securities relied upon and assumed the completeness, accuracy and fair representation of the foregoing information and has not attempted to verify independently its accuracy or completeness. The Dominion Securities Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at March 11, 1996 and the condition and prospects, financial and otherwise, of Hemlo Gold and Battle Mountain as they were reflected in the information and documents reviewed and as they were represented to Dominion Securities in discussions with their respective managements.

     In connection with rendering its opinion Dominion Securities considered, among other things, the following: that the Exchange Ratio results in a premium of approximately 20 percent based on the closing market prices of Hemlo Gold Common Shares and Battle Mountain Common Stock prior to the public announcement of the Transaction and represents a premium of approximately 29% based on the ratio of the average of the closing market prices of the respective shares for the 20 trading days prior to such announcement; the pro forma increase, on a per Hemlo Gold Common Share basis, in proven and probable reserves, near term production, near term cash flow and net asset values based on undiscounted free cash flows; the pro forma decrease, on a per Hemlo Gold Common Share basis, in near term earnings; the benefits of holding shares in a larger company with a more diversified asset base, particularly the reduction in the proportion of gold produced from a single mine from more than 80 percent to less than 40 percent; the increase in the proportion of reserves and production derived from non-North American operations; the increases in total market capitalization and liquidity of the combined company relative to Hemlo Gold; that Hemlo Gold shareholders will continue to own approximately 62% of the equity of the combined company, assuming that all options and conversion rights (other than certain "out of the money" options and conversion rights) are exercised; and that Hemlo Gold and Battle Mountain have a number of complementary capabilities and characteristics.

     Pursuant to the terms of the engagement letter dated March 11, 1996 between Hemlo Gold and Dominion Securities, Hemlo Gold agreed to pay Dominion Securities, in connection with the Transaction, a monthly work fee of C$50,000 for each 30-day period commencing February 16, 1996 and ending upon the closing or termination of the Transaction; an opinion fee of C$150,000, payable upon delivery of the Dominion Securities Opinion to the Hemlo Gold Board of Directors; a fee of C$1,000,000, payable upon approval of the Transaction by the Hemlo Gold Board of Directors and the Battle Mountain Board of Directors and mailing of the Joint Proxy Statement to the Hemlo Gold shareholders; and a fee of C$3,300,000, payable upon consummation of the Transaction. In addition, Hemlo Gold agreed to reimburse Dominion Securities for any reasonable out-of-pocket expenses, including the fees and disbursements of legal counsel, and to indemnify Dominion Securities and certain related persons against certain liabilities in connection with the engagement.

     None of Dominion Securities, its associates or affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Hemlo Gold or Noranda or any of their respective associates or affiliates. Dominion Securities has not provided any financial advisory services or participated in financings involving Hemlo Gold or Noranda within the past two years. However, within the last two years, Dominion Securities has participated in, but not led, two financings for affiliates of Noranda. In addition, Dominion Securities has in the past been engaged to provide financial advisory services to certain companies affiliated, associated or related to Noranda. None of the fees received by Dominion Securities in respect of such engagements has been material to Dominion Securities. There are no understandings, agreements or commitments between Dominion Securities and Hemlo Gold or Noranda with respect to any future business dealings. Dominion Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Hemlo Gold or Noranda or any of their respective associates or affiliates.

     Dominion Securities acts as a trader and dealer, both as principal and agent, in all major North American financial markets and as such may have had and may in the future have positions in the securities of Hemlo Gold, Noranda or Battle Mountain and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

  Employment Agreements with Certain Officers of Hemlo Gold

     Battle Mountain has entered into an employment agreement with Ian Bayer whereby Battle Mountain has agreed to employ Mr. Bayer commencing on the Effective Date. Under this agreement Mr. Bayer will be employed at Battle Mountain's headquarters in Houston as President of Battle Mountain with an annual base salary, bonus program and other benefits on the same basis as other comparable executives of Battle Mountain including a severance agreement in a form substantially similar to those entered into with other executives of Battle Mountain.

     Battle Mountain has also entered into an employment agreement with each of Ian Atkinson, Joseph Baylis, John Keyes, Michael Power and Michael Proctor with terms substantially similar to those of Mr. Bayer's agreement, except that each of these individuals will be employed as an executive officer of Battle Mountain in a position to be mutually agreed upon.

  Indemnification of Hemlo Gold Officers and Directors

     The Combination Agreement provides that all rights to indemnification for Hemlo Gold directors and officers will survive the Arrangement and remain in full force and effect for at least six years from the Effective Time. Battle Mountain has also agreed to maintain insurance for Hemlo Gold's directors and officers equivalent to Hemlo Gold's current directors' and officers' liability insurance for at least six years after the Effective Time.

  Change of Control Provisions Applicable to Officers of Battle Mountain

     Consummation of the Transaction will constitute a change of control under severance agreements between Battle Mountain and each of Karl E. Elers, Kenneth
R. Werneburg, R. Dennis O'Connell, Joseph L. Mazur, Robert J. Quinn and Fred B. Reisbick. As a result, in the event the employment of any of these officers terminates in specified circumstances following the Transaction, the officer would receive a cash payment equal to two times the sum of his annual salary and bonus and special incentive payments during the prior twelve months. A covered officer, under the agreement, would receive such payment only as a result of involuntary termination or specified changes in duties, responsibilities or benefits within three years of the date of consummation of the Transaction or voluntary termination during a 120-day period commencing 120 days following such date. The agreements also provide for continuation of group life, medical and dental insurance benefits for a period of 30 months after a covered termination on the same contributory basis as such benefits are provided to active employees of Battle Mountain. If a covered termination were to occur, cash payments under the foregoing provisions of the severance agreements for each of Battle Mountain's executive officers, based on 1995 salaries and covered incentive compensation, would be approximately US$1,626,238 for Mr. Elers, US$1,295,916 for Mr. Werneburg, US$719,548 for Mr. O'Connell, US$676,900 for Mr. Mazur, US$635,436 for Mr. Quinn and US$417,958 for Mr. Reisbick. Battle Mountain has not been notified by any of the covered officers of any intention to terminate employment pursuant to a severance agreement.

     Consummation of the Transaction will also constitute a change of control under the terms of outstanding performance unit awards under the 1988 Long-Term Performance Unit Plan and the 1994 Long-Term Incentive Plan which will result in the awards becoming immediately payable at the credited value if the units have already been valued or at the target value of US$1.00 per unit if the units have not been valued. Payments under these plans in respect of the outstanding performance units would be approximately as follows: US$471,436 for Mr. Elers, US$375,629 for Mr. Werneburg, US$188,574 for Mr. O'Connell, US$178,841 for Mr. Mazur, US$167,892 for Mr. Quinn and US$132,045 for Mr. Reisbick. Although Battle Mountain's 1985 Stock Option Plan and 1994 Long-Term Incentive Plan contain provisions for acceleration of vesting of options granted to these officers in the event of a change of control and payment in cash of the then appreciated value of the options, no such options are currently outstanding that have not vested.

     The above described severance agreements and performance unit awards also provide for tax gross-up payments designed to make the officers whole against any excise or other tax above the rate ordinarily applicable that is occasioned by the Transaction, pursuant to the provisions of Section 280G of the U.S. Code or otherwise.

     In addition, after the Transaction, Battle Mountain will become obligated, by reason of the occurrence of a change of control, to continue making premium payments under Battle Mountain's split-dollar life insurance program until each executive officer reaches age 65, whether the officer remains employed by Battle Mountain or not, or until death if earlier. Such annual premium amounts are approximately $104,000 in the case of Mr. Elers, $55,000 in the case of Mr. Werneburg, $52,000 in the case of Mr. Mazur, $20,000 in the case of Mr. O'Connell, $7,000 in the case of Mr. Quinn and $62,000 in the case of Mr. Reisbick (the aggregate of such premium amounts to be refundable to Battle Mountain at age 65 or upon death, if earlier). Further, under Battle Mountain's Supplemental Executive Retirement Plan ("SERP"), the SERP benefits described below under "INFORMATION CONCERNING BATTLE MOUNTAIN -- Executive Compensation" will be recalculated so that the "prior benefit" will be fully vested and the "current benefit" will also be fully vested and credit given for four additional years of benefit accrual. Based on current covered compensation, the annual retirement benefit under the SERP after giving effect to such recalculation would be approximately $173,000 for Mr. Elers, $137,000 for Mr. Werneburg, $81,000 for Mr. Mazur, $85,000 for Mr. O'Connell, $76,000 for Mr. Quinn and $62,000 for Mr. Reisbick.

     See "INFORMATION CONCERNING BATTLE MOUNTAIN -- Executive Compensation" for additional information concerning the foregoing plans and compensation arrangements.

  Agreements with Noranda

     In the Combination Agreement, Battle Mountain agreed to provide Noranda with registration rights under United States law and secondary offering cooperation rights under Canadian law with respect to the Exchangeable Shares issuable to it in the Arrangement or the Battle Mountain Common Stock issuable in exchange therefor (the "Registration Rights"). The Registration Rights will include up to five "demand" registrations, subject to separation requirements, blackout periods and postponement rights, and an unlimited number of "piggyback" registrations with respect to common equity offerings by Battle Mountain. The Registration Rights will survive so long as Noranda owns Exchangeable Shares acquired in the Arrangement or Battle Mountain Common Stock issued in exchange therefor entitling Noranda to beneficial ownership of more than 5 percent of the outstanding Exchangeable Shares and shares of Battle Mountain Common Stock, considered as one class.

     The Combination Agreement provides that Battle Mountain will, upon request, enter into a Tax Cooperation Agreement with any person who acquires in the Arrangement more than the Minimum Number of the Exchangeable Shares issued by Battle Mountain Gold in the Arrangement. The purpose of the Tax Cooperation Agreement is to set forth terms on which a person party to such an agreement is to be informed of circumstances that could result in Battle Mountain's becoming a "United States real property holding corporation" within the meaning of
Section 897 of the U.S. Code. It is expected that Noranda will enter into a Tax Cooperation Agreement with Battle Mountain. See "TAX CONSIDERATIONS TO HEMLO GOLD SHAREHOLDERS."

TRANSACTION MECHANICS AND DESCRIPTION OF EXCHANGEABLE SHARES

     The following description is qualified in its entirety by reference to the full text of the Combination Agreement, which is attached as Annex C to this Joint Proxy Statement and is incorporated herein by reference.

  The Arrangement

     Pursuant to the terms of the Plan of Arrangement, at the Effective Time, Hemlo Gold will undergo a reorganization of capital whereby:

          (a) Hemlo Gold will amend its articles of incorporation to, among other things, (i) replace the rights, privileges, restrictions and conditions attaching to the Hemlo Gold Common Shares with those set forth in Appendix A to the Plan of Arrangement, (ii) authorize an unlimited number of Exchangeable Shares and (iii) change its name to Battle Mountain Canada Inc.;

          (b) Hemlo Gold will issue 100 Hemlo Gold Common Shares to Battle Mountain in exchange for the delivery by Battle Mountain to Hemlo Gold of 148 shares of Battle Mountain Common Stock; and

          (c) each existing Hemlo Gold Common Share (other than Hemlo Gold Common Shares held by Battle Mountain or holders who have properly exercised their rights of dissent and are ultimately entitled to be paid fair value for their shares) will be exchanged for 1.48 Exchangeable Shares.

As a result of the foregoing, immediately following the Effective Time, Battle Mountain Canada's outstanding capital stock will consist of 100 Battle Mountain Canada Common Shares held by Battle Mountain and the Exchangeable Shares held by the former holders of Hemlo Gold Common Shares.

     No fractional Exchangeable Shares will be delivered in exchange for Battle Mountain Canada Common Shares pursuant to the Arrangement. In lieu of such fractional Exchangeable Shares, each former holder of Hemlo Gold Common Shares who otherwise would be entitled to receive a fraction of an Exchangeable Share will receive an amount of cash (rounded to the nearest whole cent), without interest, equal to the Canadian Dollar Equivalent of the Current Market Price of Battle Mountain Common Stock. Payments to former holders of Hemlo Gold Common Shares with registered addresses in the United States in respect of fractional interests in Exchangeable Shares will be made in United States dollars, rather than the Canadian Dollar Equivalent thereof.

     See "-- Procedures for Exchange of Share Certificates by Hemlo Gold Shareholders" for procedures to be followed in order to obtain certificates representing the Exchangeable Shares issuable in the Arrangement.

     The Exchangeable Shares are subject to adjustment or modification in the event of a stock split or other changes to the capital structure of Battle Mountain so as to maintain the initial one-to-one relationship between the Exchangeable Shares and shares of Battle Mountain Common Stock. Each Exchangeable Share issued in the Arrangement will have an associated right entitling the holder of such Exchangeable Share to acquire additional Exchangeable Shares in certain circumstances (including acquisitions of beneficial ownership of Battle Mountain Common Stock or Exchangeable Shares in excess of specified percentages or certain tender or exchange offers). The rights associated with the Exchangeable Shares are intended to have characteristics essentially equivalent in economic effect to rights associated with the Battle Mountain Common Stock under Battle Mountain's Rights Agreement. See "THE COMPANIES AFTER THE TRANSACTION -- Battle Mountain Canada Share Capital" and "-- Voting, Support and Exchange Trust Agreement."

  Retraction, Redemption and Call Rights

     Holders of the Exchangeable Shares will be entitled at any time following the Effective Time to retract (i.e., require Battle Mountain Canada to redeem) any or all such Exchangeable Shares owned by them and to receive an equivalent number of shares of Battle Mountain Common Stock, plus an additional amount equivalent to the full amount of all declared and unpaid dividends on such Exchangeable Shares, subject to the Retraction Call Rights of Battle Mountain and Battle Mountain Sub described below. Holders of the Exchangeable Shares may effect such retraction by presenting a certificate or certificates to Battle Mountain Canada or its transfer agent representing the number of Exchangeable Shares the holder desires to retract, together with a duly executed statement in the form of Schedule A to the Exchangeable Share Provisions or in such other form as may be acceptable to Battle Mountain Canada (the "Retraction Request") specifying the number of Exchangeable Shares the holder wishes to retract and such other documents as may be required to effect the retraction of the Exchangeable Shares. Former holders of Hemlo Gold Common Shares who desire to obtain Battle Mountain Common Stock following the consummation of the Transaction without receiving the Exchangeable Share certificates issuable to such holder under the Arrangement may do so in connection with the exchange of certificates for Hemlo Gold Common Shares that will occur after the consummation of the Transaction. See "-- Procedures for Exchange of Share Certificates by Hemlo Gold Shareholders." The retraction will become effective five business days after the request is received by Battle Mountain Canada (the "Retraction Date").

     Upon receipt of the certificate for Exchangeable Shares, the Retraction Request and other required documentation from the holder thereof, Battle Mountain Canada is required to immediately notify Battle Mountain and Battle Mountain Sub of such Retraction Request. Battle Mountain or Battle Mountain Sub will thereafter have two business days in which to exercise its Retraction Call Right to purchase all of the Exchangeable Shares submitted by the holder thereof by the delivery of an equivalent number of shares of Battle Mountain Common Stock, plus an additional amount equivalent to the full amount of all declared and unpaid dividends on the Exchangeable Shares, to the transfer agent for delivery to such holder on the Retraction Date. In the event neither Battle Mountain nor Battle Mountain Sub determines to exercise its Retraction Call Right and provided that the Retraction Request is not revoked in accordance with the Exchangeable Share Provisions, Battle Mountain Canada is obligated to deliver to the holder the number of shares of Battle Mountain Common Stock equal to the number of Exchangeable Shares submitted by the holder for retraction, plus an additional amount equivalent to the full amount of all declared and unpaid dividends on such Exchangeable Shares.

     Subject to applicable law and the Redemption Call Right of Battle Mountain and Battle Mountain Sub described below, on any Optional Redemption Date, Battle Mountain Canada may redeem all of the then outstanding Exchangeable Shares in exchange for an equal number of shares of Battle Mountain Common Stock, plus an additional amount equivalent to the full amount of all declared and unpaid dividends on such Exchangeable Shares. Notwithstanding any proposed redemption of the Exchangeable Shares by Battle Mountain Canada, Battle Mountain and Battle Mountain Sub will have the overriding right to purchase on the Optional Redemption Date all of the outstanding Exchangeable Shares (other than Exchangeable Shares held by Battle Mountain, Battle Mountain Sub or Canada Holdco) in exchange for one share of Battle Mountain Common Stock for each such Exchangeable Share, plus an additional amount equivalent to the full amount of all declared and unpaid dividends on such Exchangeable Share. In exercising the Redemption Call Right, neither Battle Mountain nor Battle Mountain Sub will be required to purchase Exchangeable Shares from itself, the other or Canada Holdco. If either Battle Mountain or Battle Mountain Sub exercises such Redemption Call Right, Battle Mountain Canada's right to redeem the Exchangeable Shares on such Optional Redemption Date will terminate. Battle Mountain Canada will, at least 120 days before any Optional Redemption Date, provide the registered holders of Exchangeable Shares with written notice of the proposed redemption of the Exchangeable Shares by Battle Mountain Canada. If the Redemption Call Right is exercised, Battle Mountain Canada may elect to redeem all then outstanding Exchangeable Shares on a subsequent Optional Redemption Date. For a more detailed description of the Call Rights in connection with the Exchangeable Shares, see "THE COMPANIES AFTER THE TRANSACTION -- Battle Mountain Canada Share Capital -- Exchangeable Shares of Battle Mountain Canada."

  Voting, Dividend and Liquidation Rights of Holders of Exchangeable Shares

     On the Effective Date, Battle Mountain, Hemlo Gold and the Trustee will enter into the Voting, Support and Exchange Trust Agreement in substantially the form attached hereto as Annex E. Pursuant to the terms of the Voting, Support and Exchange Trust Agreement, Battle Mountain will on the Effective Date deposit with the Trustee the share of Special Voting Stock, which will entitle the Trustee to a number of votes equal to the number of Exchangeable Shares outstanding from time to time that are not held by Battle Mountain or certain subsidiaries of Battle Mountain. With respect to any matter as to which holders of shares of Battle Mountain Common Stock are entitled to vote, each holder of an Exchangeable Share will have the right to instruct the Trustee as to the manner of voting for one of the votes attached to the share of Special Voting Stock for each Exchangeable Share owned by such holder.

     In the event of the liquidation, dissolution or winding up of Battle Mountain Canada or any other proposed distribution of the assets of Battle Mountain Canada among its shareholders for the purpose of winding up its affairs, holders of the Exchangeable Shares will have preferential rights to receive from Battle Mountain Canada one share of Battle Mountain Common Stock for each Exchangeable Share they hold, plus an additional amount equivalent to the full amount of any declared and unpaid dividends on each such Exchangeable Share. Upon the occurrence of such liquidation, dissolution or winding up, Battle Mountain and Battle Mountain Sub will have the right to purchase all of the outstanding Exchangeable Shares (other than Exchangeable Shares held by Battle Mountain, Battle Mountain Sub or Canada Holdco) from the holders thereof on the effective date of such liquidation, dissolution or winding up in exchange for one share of Battle Mountain Common Stock for each such Exchangeable Share, plus an additional amount equivalent to the full amount of all declared and unpaid dividends on such Exchangeable Share. Upon the occurrence of a Battle Mountain Canada Insolvency Event, the trustee under the Voting, Support and Exchange Trust Agreement on behalf of the holders of Exchangeable Shares will have the right to require Battle Mountain to purchase any Exchangeable Share then outstanding (other than Exchangeable Shares held by Battle Mountain and certain of its subsidiaries) in exchange for one share of Battle Mountain Common Stock for each Exchangeable Share, plus an additional amount equivalent to the full amount of all declared and unpaid dividends on the Exchangeable Share.

     Upon the occurrence of a Battle Mountain Liquidation Event, in order for the holders of the Exchangeable Shares to participate on a pro rata basis with the holders of Battle Mountain Common Stock, on the fifth business day prior to the effective date of the liquidation, dissolution or winding up contemplated by a Battle Mountain Liquidation Event, Battle Mountain will purchase all Exchangeable Shares (other than Exchangeable Shares held by Battle Mountain, Battle Mountain Sub or Canada Holdco) in exchange for an equivalent number of shares of Battle Mountain Common Stock, plus an additional amount equivalent to the full amount of all declared and unpaid dividends on such Exchangeable Shares. For a more detailed description of the Exchange Rights in connection with the Exchangeable Shares, see "THE COMPANIES AFTER THE TRANSACTION -- Battle Mountain Canada Share Capital -- Exchangeable Shares of Battle Mountain Canada" and "-- Voting, Support and Exchange Trust Agreement."

  Battle Mountain Support Obligation

     Pursuant to the Voting, Support and Exchange Trust Agreement, Battle Mountain will make the following covenants regarding the Exchangeable Shares:
(i) Battle Mountain will not declare or pay dividends on the Battle Mountain Common Stock unless Battle Mountain Canada is able to pay and simultaneously pays an equivalent dividend on the Exchangeable Shares; (ii) Battle Mountain will advise Battle Mountain Canada in advance of the declaration of any dividend on the Battle Mountain Common Stock and ensure that the declaration date, record date and payment date for dividends on the Exchangeable Shares are the same as that for the Battle Mountain Common Stock and that such dates will correspond with any requirement of the stock exchange on which the Exchangeable Shares are then listed; (iii) Battle Mountain will ensure that the record date for any dividend declared on the Battle Mountain Common Stock is not less than 10 business days after the declaration date of such dividend or such shorter period within which applicable law may be complied with; (iv) Battle Mountain will take all actions and do all things necessary to ensure that Battle Mountain Canada is able to pay to the holders of the Exchangeable Shares the equivalent number of shares of Battle Mountain Common Stock, plus an additional amount equivalent to the full amount of all declared and unpaid dividends on the Exchangeable Shares, in the event of a liquidation, dissolution or winding up of Battle Mountain Canada, a retraction request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by Battle Mountain Canada; (v) Battle Mountain will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding up of Battle Mountain Canada; and (vi) Battle Mountain will enable Battle Mountain Canada to maintain a listing for the Exchangeable Shares on a Canadian stock exchange.

     Battle Mountain Canada is required to notify Battle Mountain of the occurrence of certain events, such as the liquidation, dissolution or winding up of Battle Mountain Canada, and Battle Mountain Canada's receipt of a Retraction Request from a holder of Exchangeable Shares. See "THE COMPANIES AFTER THE TRANSACTION -- Voting, Support and Exchange Trust Agreement."

  Amendments to Battle Mountain's Restated Articles of Incorporation

     An amendment to the Battle Mountain Articles, to be filed with the Secretary of State of the State of Nevada on the Effective Date, will increase the number of shares of Battle Mountain Common Stock authorized for issuance from 200,000,000 to 500,000,000, increase the number of shares of Battle Mountain Preferred Stock authorized for issuance from 20,000,000 to 50,000,000 and create a new class of stock consisting of one share of Special Voting Stock.

  Hemlo Gold Options

     At the Effective Time, Battle Mountain will issue to each holder of a Hemlo Gold Option, in exchange for such Hemlo Gold Option, Battle Mountain Options as follows: each Hemlo Gold Option will be exchanged for a Battle Mountain Option exercisable for a number of whole shares of Battle Mountain Common Stock or, at the option of the holder, a number of Exchangeable Shares, equal in either case to the number of Hemlo Gold Common Shares subject to the Hemlo Gold Option at the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares, at an exercise price per share of Battle Mountain Common Stock or Exchangeable Shares, as applicable, equal to the exercise price per share of such Hemlo Gold Option immediately prior to the Effective Time divided by the Exchange Ratio. Battle Mountain will cause the Exchangeable Shares and Battle Mountain Common Stock issuable upon exercise of the Battle Mountain Options to be registered on Form S-8 promulgated by the SEC, and will use its best efforts to maintain the effectiveness of such registration statement for so long as such options remain outstanding.

THE COMBINATION AGREEMENT

  Representations and Covenants

     The Combination Agreement contains certain customary representations and warranties of each of Hemlo Gold and Battle Mountain relating to, among other things, their respective organization, good standing, qualification, capital structure, accuracy of securities filings, operations, taxes, restrictions on business activities, material contracts, insurance, proposed accounting treatment of the Transaction, fairness opinions relating to the Transaction, financial condition, reserves, title to assets, litigation, environmental matters, compliance with necessary regulatory or governmental authorities and other matters, including their authority to enter into the Combination Agreement and to consummate the Transaction. Pursuant to the Combination Agreement, each party has covenanted, among other things, that, until the Effective Time, it will: maintain its business; not take certain actions outside the ordinary course without the other's consent; not undertake certain matters respecting changes to its capital structure or dividends; not allow certain dispositions of its or its subsidiaries' securities; not authorize capital expenditures or make any material investments or acquisitions, other than in the ordinary course; not enter into certain employee arrangements; not change its accounting principles; not take actions to affect adversely the treatment of the Transaction as a "pooling of interests" under U.S. GAAP; and use its commercially reasonable efforts to satisfy the conditions precedent to the Transaction. Each party has also agreed to advise the other of material changes and to allow the other access to its information and properties. Further, the parties have agreed: to apply for and use their commercially reasonable efforts to obtain all regulatory and other consents and approvals; to use their commercially reasonable efforts to cause to be executed certain affiliate agreements required for the consummation of the transactions contemplated by the Combination Agreement; to use their commercially reasonable efforts to effect the transactions contemplated by the Combination Agreement, including the preparation and mailing of this Joint Proxy Statement; to provide promptly such information as is necessary for inclusion in this Joint Proxy Statement; and, as applicable, to hold the Hemlo Gold Shareholders Meeting and the Battle Mountain Stockholders Meeting, recommending the approval of the Combination Agreement, the Transaction and related matters to the shareholders thereat. Battle Mountain additionally agreed (i) that all rights to indemnification for directors and officers of Hemlo Gold will survive the Arrangement and remain in full force and effect for at least six years from the Effective Time, (ii) to assume all of Hemlo Gold's obligations in respect of such indemnification rights and (iii) to maintain insurance for Hemlo Gold's directors and officers that provides coverage equivalent to Hemlo Gold's current directors' and officers' liability insurance for at least six years from the Effective Time. See "-- Interests of Certain Persons in the Transaction -- Indemnification of Hemlo Gold Officers and Directors." Battle Mountain also agreed to list the Battle Mountain Common Stock issuable upon exchange of the Exchangeable Shares on the NYSE, to cause the Exchangeable Shares to be listed on the TSE or other Canadian securities exchange on the Effective Date and that it currently has no plans to liquidate or otherwise dispose of Battle Mountain Canada or its stock. The listing of the Exchangeable Shares on the TSE on the Effective Date is subject to the satisfaction of the requirements of the TSE.

     The Combination Agreement also provides that until the earlier of the Effective Time or the termination of the Combination Agreement, Hemlo Gold and its subsidiaries will not (and they will use their best efforts to see that none of their officers, directors, employees, agents, investment bankers, representatives or affiliates will) directly or indirectly: (i) solicit, initiate or engage in discussions or negotiations with any person, encourage submission of any inquiries, proposals or offers by or take any other action intended or designed to facilitate the efforts of any person, other than Battle Mountain, relating to the possible acquisition of, or business combination with, Hemlo Gold or any of its subsidiaries or any material portion of its or their capital stock or assets by any person other than Battle Mountain (a "Hemlo Gold Competing Transaction"); (ii) provide non-public information with respect to Hemlo Gold or any of its subsidiaries or afford access to the properties, books or records of Hemlo Gold or its subsidiaries to any person other than Battle Mountain relating to a possible Hemlo Gold Competing Transaction; (iii) make or authorize any statement, recommendation or solicitation in support of any possible Hemlo Gold Competing Transaction; or (iv) enter into an agreement providing for a possible Hemlo Gold Competing Transaction. Notwithstanding the foregoing, prior to the approval of the Arrangement at the Hemlo Gold Shareholders Meeting, the Hemlo Gold Board of Directors and its agents are not prohibited from engaging in discussions or negotiations with a party concerning an unsolicited proposal for a Hemlo Gold Competing Transaction, providing non-public information with respect to Hemlo Gold or any of its subsidiaries that has been provided to Battle Mountain, or making any statement or recommendation in support of a Hemlo Gold Competing Transaction, in each case if Hemlo Gold's directors determine in good faith, after consultation with and receiving advice from its outside legal counsel, that such actions are required by reason of the Hemlo Gold Board of Directors' fiduciary duties to Hemlo Gold's shareholders under applicable law and Hemlo Gold first notifies Battle Mountain of such determination, provides Battle Mountain with the fact that it is furnishing information to or entering into discussions or negotiations with a person respecting a Hemlo Gold Competing Transaction and keeps Battle Mountain informed of the status (but not the identity or terms) of any such discussions or negotiations. The Combination Agreement also provides that Hemlo Gold will immediately notify Battle Mountain of any unsolicited offer or proposal to enter into negotiations relating to a Hemlo Gold Competing Transaction. The Combination Agreement also provides that, at any time prior to the Hemlo Gold Shareholders Meeting,

Battle Mountain may, in its sole discretion, increase the consideration payable to Hemlo Gold's shareholders by amending the Plan of Arrangement under certain conditions.

     The Combination Agreement also provides that, notwithstanding any other provisions thereof, Hemlo Gold will not (i) enter into a Hemlo Gold Competing Transaction until at least two business days following the first notification by Hemlo Gold to Battle Mountain that it has entered into discussions with a third party in respect of such Hemlo Gold Competing Transaction, (ii) for a period of 10 business days following termination of the Combination Agreement by Hemlo Gold pursuant to the determination of the Hemlo Gold Board of Directors respecting the recommendation of a Hemlo Gold Competing Transaction that the Hemlo Gold Board of Directors determines that its fiduciary duties require it to recommend to the Hemlo Gold shareholders and that, among other things, is financially more favorable to the Hemlo Gold shareholders than the Arrangement (see "-- Termination"), grant or agree to grant to any third party, in connection with a Hemlo Gold Competing Transaction, an option to purchase treasury securities or assets of Hemlo Gold or any of its subsidiaries, pay or agree to pay to any such third-party termination, expense reimbursement, "topping" or similar fees in the event of non-consummation of such Hemlo Gold Competing Transaction in an amount greater than US$42.5 million, or (iii) otherwise commit to any inducement to any such third party which is not contemplated in the Combination Agreement in favor of Battle Mountain.

     The Combination Agreement also provides that until the earlier of the Effective Time or the termination of the Combination Agreement, Battle Mountain and its subsidiaries will not (and they will use their best efforts to ensure that none of their officers, directors, employees, investment bankers, agents, representatives or affiliates will) directly or indirectly: (i) solicit, initiate or engage in discussions or negotiations with any person, encourage submission of any inquiries, proposals or offers by or take any other action intended or designed to facilitate the efforts of any person, other than Hemlo Gold, relating to the possible acquisition of, or business combination with, Battle Mountain or any of its subsidiaries or any material portion of its or their capital stock or assets by any person other than Hemlo Gold (a "Battle Mountain Competing Transaction"); (ii) provide non-public information with respect to Battle Mountain or any of its subsidiaries or afford access to the properties, books or records of Battle Mountain or its subsidiaries to any person other than Hemlo Gold in connection with a possible Battle Mountain Competing Transaction; (iii) make or authorize any statement, recommendation or solicitation in support of any possible Battle Mountain Competing Transaction; or (iv) enter into an agreement providing for a possible Battle Mountain Competing Transaction. Notwithstanding the foregoing, prior to the approval of the Combination Agreement and the proposed amendments to the Battle Mountain Articles at the Battle Mountain Stockholders Meeting, the Board of Directors of Battle Mountain and its agents are not prohibited from engaging in discussions or negotiations with a party concerning an unsolicited proposal for a Battle Mountain Competing Transaction, providing non-public information with respect to Battle Mountain or any of its subsidiaries that has been provided to Hemlo Gold, or making any statement or recommendation in support of a Battle Mountain Competing Transaction, in each case if Battle Mountain's directors determine in good faith, after consultation with and receiving advice from its outside legal counsel, that such actions are required by reason of the Battle Mountain Board of Directors' fiduciary duties to Battle Mountain's shareholders under applicable law and Battle Mountain first notifies Hemlo Gold of such determination and provides Hemlo Gold the fact that it is furnishing information to or entering into discussions or negotiations with a person respecting a Battle Mountain Competing Transaction and keeps Hemlo Gold informed of the status (but not the identity or terms) of any such discussions or negotiations. The Combination Agreement also provides that Battle Mountain will immediately notify Hemlo Gold of any unsolicited offer or proposal to enter into negotiations relating to a Battle Mountain Competing Transaction. In addition, and notwithstanding the foregoing, the Board of Directors of Battle Mountain (or its agents pursuant to its instructions) is not prohibited from (i) engaging in discussions with or soliciting or initiating such discussions or negotiations or encouraging inquiries from a party concerning a Battle Mountain Competing Transaction, (ii) providing information with respect to Battle Mountain or the Battle Mountain Subsidiaries in connection therewith or (iii) making any statement or recommendation in support of any Battle Mountain Competing Transaction, in each case if the Board of Directors of Battle Mountain has received a bona fide unsolicited proposal with respect to another Battle Mountain Competing Transaction which the Board of Directors of Battle Mountain has determined in good faith, after consultation with its outside financial advisors, creates a substantial risk that the Arrangement will not be consummated and the Board of Directors of Battle Mountain thereafter in good faith determines that taking such action is an appropriate response to such proposal and is required by its fiduciary duties under applicable law, and provided that, if Battle Mountain or any of its Subsidiaries receives any unsolicited offer or proposal to enter into negotiations relating to a Battle Mountain Competing Transaction, Battle Mountain will immediately notify Hemlo Gold thereof.

     The Combination Agreement also provides that Battle Mountain will, prior to the Effective Date, take the necessary action so that its bylaws will provide, on the date specified therein, that the provisions of the NGCL described below under "COMPARISON OF STOCKHOLDER RIGHTS -- Anti-takeover Provisions and Interested Stockholder Transactions" will not apply to the acquisition by Noranda of up to 65,242,526 Exchangeable Shares in the Arrangement (including shares of Battle Mountain Common Stock issuable upon exchange for such Exchangeable Shares).

     The Combination Agreement also provides (a) that upon the Effective Time, the Battle Mountain Board will consist of twelve persons, six of whom will be members of Battle Mountain's current Board of Directors and six of whom will be designated by Hemlo Gold's current Board of Directors, such allocation to be applicable as nearly as practicable on a proportionate basis to directors of each of the three classes into which the Battle Mountain Board of Directors is divided, and (b) that following the Effective Time, Karl E. Elers will be Chairman and Ian D. Bayer will be President of Battle Mountain, which two officers will establish an office of the Chief Executive with officers from Battle Mountain and Hemlo Gold to manage Battle Mountain, Battle Mountain Canada and their respective subsidiaries.

     The Combination Agreement also provides that under certain circumstances and subject to certain limitations, Battle Mountain will provide Noranda with certain registration rights under United States law and secondary offering cooperation rights under Canadian law with respect to the Exchangeable Shares acquired by Noranda in the Arrangement or the Battle Mountain Common Stock issuable upon exchange for such Exchangeable Shares. The Registration Rights will include up to five "demand" registrations, subject to separation requirements, blackout periods and postponement rights, and an unlimited number of "piggyback" registrations with respect to common equity offerings by Battle Mountain. The Registration Rights will survive so long as Noranda owns Exchangeable Shares acquired in the Arrangement or Battle Mountain Common Stock issued in exchange therefor entitling Noranda to beneficial ownership of more than 5 percent of the outstanding Exchangeable Shares and shares of Battle Mountain Common Stock, considered as one class. See "RISK FACTORS -- Shares Eligible for Future Sale by Noranda."

     The Combination Agreement provides that Battle Mountain will, upon request, enter into a Tax Cooperation Agreement with any person who acquires in the Arrangement more than the Minimum Number of the Exchangeable Shares issued by Battle Mountain Canada in the Arrangement. The purpose of the Tax Cooperation Agreement is to set forth terms on which a person party to such an agreement is to be informed by Battle Mountain of circumstances that could result in Battle Mountain's becoming a "United States real property holding corporation" within the meaning of Section 897 of the U.S. Code (a "USRPHC"). It is expected that Noranda will enter into a Tax Cooperation Agreement with Battle Mountain. The form of Tax Cooperation Agreement requires Battle Mountain to, among other things, provide information to enable a party to such an agreement to determine whether Battle Mountain is a USRPHC and to promptly inform the party of certain anticipated transactions, events or other information that could reasonably be expected to cause Battle Mountain to become a USRPHC.

  Conditions to Closing

     The Combination Agreement provides that the respective obligations of each party to complete the Transaction are subject to a number of conditions, including the following material conditions: (a) the Combination Agreement and the Arrangement shall have been approved and adopted by the required vote of the holders of Hemlo Gold Common Shares; (b) the Combination Agreement and the proposed amendments to the Battle Mountain Articles shall have been approved by the holders of Battle Mountain Common Stock; (c) all orders, including the Final Order, and orders from the Ontario Securities Commission and other relevant Canadian securities regulatory authorities that are legally required for the consummation of the

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

transactions contemplated by the Combination Agreement, shall have occurred, been filed or been obtained, in the case of the Final Order, without material conditions or costs; (d) approval under the Investment Canada Act shall have been given or deemed to have been given; (e) all regulatory permits and authorizations shall have been obtained, and regulatory authorities shall have taken all action, in each case required to consummate the Arrangement and the Transaction, including requirements relating to the expiration or termination of applicable waiting periods (including any extensions thereof) under the HSR Act and the Competition Act; (f) no order, decree or ruling or statute, rule, regulation or order shall be threatened, enacted, entered or enforced by any governmental agency that prohibits or renders illegal the consummation of the Arrangement; (g) there shall be no temporary restraining order, preliminary injunction, permanent injunction or other order preventing the consummation of the Arrangement issued by any Canadian or U.S. federal, provincial or state court remaining in effect, nor shall any proceeding that is reasonably likely to succeed seeking any of the foregoing be pending; (h) the representations and warranties of the parties shall be true and accurate as of the Closing Date as though made at and as of the Closing Date except to the extent the failure of such representations and warranties to be true and accurate has not and would not be reasonably likely to have a Material Adverse Effect (as defined in the Combination Agreement) on Battle Mountain or Hemlo Gold, as the case may be; (i) the parties shall have performed in all material respects all agreements and covenants to be performed by them under the Combination Agreement; (j) there shall not have been any event or change, or events or changes, that has or have an effect on either of the parties that is materially adverse to such party's condition (financial or otherwise), properties, assets, liabilities, businesses, operations, results of operations or prospects involving or reasonably likely to involve, in the aggregate, more than US$50,000,000 (not including effects resulting from any change in the market value of Battle Mountain Common Stock or Hemlo Gold Common Shares or changes in general economic conditions or conditions generally affecting gold prices); (k) Battle Mountain shall have received an opinion from Price Waterhouse LLP to the effect that the Transaction will qualify for pooling of interests accounting treatment under U.S. GAAP and Hemlo Gold shall have received an opinion from Ernst & Young, Chartered Accountants, that no matters have come to their attention as a result of performing certain agreed upon procedures that would preclude Battle Mountain from accounting for the Transaction as a pooling of interests under U.S. GAAP; (l) the Battle Mountain Board of Directors shall have been restructured to consist of twelve persons, six of whom shall be members of Battle Mountain's current Board of Directors and six of whom shall be designated by Hemlo Gold's current Board of Directors, and Karl E. Elers and Ian D. Bayer shall have been appointed, effective as of the Closing of the Transaction, as Chairman and President, respectively, of Battle Mountain (a condition precedent to Hemlo Gold's obligations only); (m) holders of no more than 8 percent of the Hemlo Gold Common Shares shall have notified Hemlo Gold of their intention to dissent from the Transaction and the transactions contemplated by the Combination Agreement (a condition precedent to Battle Mountain's obligations only); (n) Hemlo Gold shall have received tax opinions dated as of the Closing Date as to certain United States and Canadian tax consequences of the Transaction, which, in the case of opinions as to United States tax consequences, need not be unqualified (a condition precedent to Hemlo Gold's obligations only); (o) a registration statement on SEC Form F-4, Form S-3 or such other Form as may be applicable, if filed, shall have been declared effective under the Securities Act, and such Form, if any, and this Joint Proxy Statement shall not be the subject of any stop-order or proceedings seeking a stop-order; and (p) Battle Mountain shall have received executed originals of the Hemlo Gold Affiliate Agreements (a condition precedent to Battle Mountain's obligations only).

  Termination

     The Combination Agreement may be terminated by mutual agreement of the parties at any time prior to the Effective Time. Also, either party may terminate the Combination Agreement prior to the Effective Time if: (i) there has been a breach of any representation, warranty, covenant or agreement contained in the Combination Agreement on the part of the other party that has or is likely to have a Material Adverse Effect (as defined in the Combination Agreement) on the breaching party, and such breach has not been cured within 15 business days after notice thereof; (ii) all conditions for closing the Arrangement have not been satisfied or waived by 5:00 p.m., Houston time, on August 31, 1996 (other than as a result of a breach of the Combination Agreement by the terminating party, or in the case of termination by Hemlo Gold, other than as

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

a result of a breach by Noranda of the Agreement to Support the Transaction or in the case of either party, other than as a result of a breach by its affiliates of the Affiliate Agreements); (iii) any required approval of the shareholders of Hemlo Gold or the stockholders of Battle Mountain shall not have been obtained; or (iv) any permanent injunction or other order of a court has been issued and become final and nonappealable which would prohibit or otherwise restrain consummation of the Arrangement, prohibit Battle Mountain's ownership or operation of all or any material portion of the business or assets of Hemlo Gold or compel Battle Mountain to dispose of or hold separate all or any material portion of the business or assets of Hemlo Gold.

     The Combination Agreement may be terminated by Battle Mountain if: (i) the Board of Directors of Hemlo Gold shall have made any recommendation to the shareholders of Hemlo Gold against the Arrangement or in support of a Hemlo Gold Competing Transaction (a "Hemlo Gold Competing Transaction Termination"), or
(ii) the Board of Directors of Battle Mountain determines in good faith, after consultation with its outside legal counsel, that it is required by its fiduciary duties to recommend to the Battle Mountain stockholders that they vote against the issuance of Battle Mountain Common Stock issuable upon exchange of the Exchangeable Shares as contemplated by the Combination Agreement and approve instead a Battle Mountain Competing Transaction (a) in which a third party is to acquire all or substantially all of the business of Battle Mountain, (b) that requires that Battle Mountain terminate the Combination Agreement as a condition of the consummation of such transaction, (c) that the Battle Mountain Board of Directors determines in good faith, after consultation with its outside financial advisors, is financially more favorable to the Battle Mountain stockholders than the Transaction and (d) that is the subject of a firm written offer from a third party that is capable of consummating such alternative transaction and is likely to be successful (each an "Inconsistent Transaction" and the termination of the Combination Agreement under such circumstances an "Inconsistent Transaction Termination"). The Combination Agreement may be terminated by Hemlo Gold if (i) the Board of Directors of Hemlo Gold determines in good faith, after consultation with its outside legal counsel, that it is required by its fiduciary duties to recommend to the Hemlo Gold Shareholders that they vote against the Arrangement and approve instead a Hemlo Gold Competing Transaction that the Hemlo Gold Board of Directors has determined in good faith, after consultation with its outside financial advisors, is financially more favorable to the Hemlo Gold Shareholders than the Transaction (including any adjustment to the terms and conditions of the Transaction proposed by Battle Mountain in response to such Hemlo Gold Competing Transaction), is the subject of a firm written offer from a third party that is capable of consummating such Hemlo Gold Competing Transaction and is likely to be successful, taking into account any amendments to the Plan of Arrangement effected by Battle Mountain to increase the consideration offered to the Hemlo Gold Shareholders, the Agreement to Support the Transaction and the valid and binding character thereof (a "Superior Proposal Termination"), or (ii) the Board of Directors of Battle Mountain shall have made any recommendation to the stockholders of Battle Mountain against the Arrangement or in support of a Battle Mountain Competing Transaction (a "Battle Mountain Competing Transaction Termination").

     In the event the Combination Agreement is terminated (a) by either party as a result of the failure of Hemlo Gold's shareholders to approve the Arrangement;
(b) by Battle Mountain pursuant to a Hemlo Gold Competing Transaction Termination; (c) by Battle Mountain as a result of a breach by Hemlo Gold of any representation, warranty, covenant or agreement set forth in the Combination Agreement on the part of Hemlo Gold having or likely to have a Material Adverse Effect; or (d) by Hemlo Gold pursuant to a Superior Proposal Termination, then Hemlo Gold will pay to Battle Mountain a fee of US$5 million within two business days of the delivery of the notice of termination. Battle Mountain is not entitled to receive any such payment if it is in material breach of the Combination Agreement at the time of delivery of the applicable notice of termination or if its stockholders have disapproved the Combination Agreement and the proposed amendments to the Battle Mountain Articles.

     In the event the Combination Agreement is terminated (a) by either party as a result of the failure of Battle Mountain's stockholders to approve the Combination Agreement and the proposed amendments to the Battle Mountain Articles; (b) by Battle Mountain pursuant to an Inconsistent Transaction Termination; (c) by Hemlo Gold as a result of a breach by Battle Mountain of any representation, warranty, covenant or agreement set forth in the Combination Agreement on the part of Battle Mountain having or likely to have a

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

Material Adverse Effect; or (d) by Hemlo Gold pursuant to a Battle Mountain Competing Transaction Termination, then Battle Mountain will pay to Hemlo Gold a fee of US$5 million. Hemlo Gold is not entitled to receive any such payment if it is in material breach of the Combination Agreement at the time of delivery of the applicable notice of termination or if its shareholders have disapproved the Arrangement.

     The Combination Agreement also provides that if there is a Hemlo Gold Competing Transaction Termination or a Superior Proposal Termination, Hemlo Gold will pay to Battle Mountain an additional fee of US$20 million within two days of the recommendation by the Hemlo Gold Board of Directors that results in such termination. The Combination Agreement also provides that if a Hemlo Gold Competing Transaction is consummated within the period commencing on the date of the Combination Agreement and ending 12 months after any Hemlo Gold Competing Transaction Termination or Superior Proposal Termination, Hemlo Gold will pay to Battle Mountain an additional fee of US$42.5 million less any US$5 million or US$20 million fee previously or simultaneously paid as aforesaid. Battle Mountain will not, however, be entitled to receive such fees if it is in material breach of the Combination Agreement at the time of delivery of an applicable notice of termination or if Battle Mountain's stockholders have disapproved the Combination Agreement and the proposed amendments to the Battle Mountain Articles.

     Upon any termination of the Combination Agreement resulting in payment or payments described above by Hemlo Gold to Battle Mountain, or by Battle Mountain to Hemlo Gold, under the circumstances described above, such payment or payments will be the exclusive remedy of the terminating party.

OTHER AGREEMENTS

  Agreement to Support the Transaction

     Battle Mountain and Noranda, as holder of approximately 44 million Hemlo Gold Common Shares, have entered into the Agreement to Support the Transaction pursuant to which Noranda has agreed (i) to vote its Hemlo Gold Common Shares in favor of the Arrangement, the Combination Agreement and the Transaction unless there is a Hemlo Gold Competing Transaction which Noranda determines in it sole discretion, acting in good faith, after consultation with its outside financial advisors, to be more favorable to it than the Arrangement; (ii) that it will not, directly or indirectly, solicit, initiate, encourage or facilitate any proposal or offer from any person concerning the possible disposition of all or any portion of Hemlo Gold's business, assets or capital stock by merger, sale or other means; and (iii) not to sell any of its Hemlo Gold Common Shares other than to a wholly owned subsidiary pursuant to the terms of its Affiliate Agreement and applicable law.

  Affiliate Agreements

     Battle Mountain and Hemlo Gold have entered into agreements (the "Hemlo Gold Affiliate Agreements") with each of the Hemlo Gold Affiliates pursuant to which such Hemlo Gold Affiliate has agreed that it (i) will not sell, transfer or otherwise dispose of Battle Mountain Common Stock delivered to them or Exchangeable Shares issued to them in the Arrangement (or obtained upon exchange or conversion of the Exchangeable Shares for Battle Mountain Common Stock) unless (A) such sale, transfer or other disposition has been registered under the Securities Act; (B) such sale, transfer or other disposition is made in conformity with the requirements of Rule 145 promulgated under the Securities Act; or (C) in the opinion of counsel reasonably acceptable to Battle Mountain, such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act; and (ii) will not, until such time as results covering at least 30 days of combined operations of Hemlo Gold and Battle Mountain have been published by Battle Mountain, in the form of a quarterly earnings report, an effective registration statement filed with the SEC, a report to the SEC on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes the combined results of operations, engage in any sale, exchange, transfer, pledge, disposition of or grant of any option, the establishment of any "short" or put-equivalent position with respect to or the entry into any similar transaction intended to reduce the risk of their risk of ownership of or investment in (A) any shares of the Battle Mountain Common Stock or Exchangeable Shares or any securities which may be paid as a dividend or otherwise distributed thereon or with respect thereto or issued or delivered in exchange or substitution therefor, or any option, right or other interest with respect to any of the foregoing securities; (B) any Hemlo

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

Gold Common Share or Hemlo Gold Option owned at the time of execution of the applicable Hemlo Gold Affiliate Agreement; or (C) any Hemlo Gold Common Shares or other Hemlo Gold equity securities which they may acquire after the execution of the applicable Affiliate Agreement.

     Battle Mountain and Hemlo Gold have also entered into agreements (the "Battle Mountain Affiliate Agreements") with each of the Battle Mountain Affiliates, pursuant to which such Battle Mountain Affiliate has agreed that it will not, until such time as results covering at least 30 days of combined operations of Hemlo Gold and Battle Mountain have been published by Battle Mountain, in the form of a quarterly earnings report, an effective registration statement filed with the Commission, a report to the Commission on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes the combined results of operations, engage in any sale, exchange, transfer, pledge, disposition of or grant of any option, the establishment of any "short" or put-equivalent position with respect to or the entry into any similar transaction intended to reduce the risk of their risk of ownership of or investment in any Battle Mountain Common Stock, Battle Mountain Option or Hemlo Gold Common Shares.

COURT APPROVAL OF THE ARRANGEMENT AND COMPLETION OF THE TRANSACTION

     An arrangement of a corporation under the OBCA requires approval by both the Court and the shareholders of the subject corporation. Prior to the mailing of this Joint Proxy Statement, Hemlo Gold obtained the Interim Order providing for the calling and holding of the Hemlo Gold Shareholders Meeting and other procedural matters. A copy of the Interim Order is attached hereto in Annex B. The Notice of Motion for the Final Order also appears in Annex B.

     Subject to the approval of the Arrangement by the Hemlo Gold shareholders at the Hemlo Gold Shareholders Meeting, the hearing in respect of the Final Order is scheduled to take place on July 18, 1996 at 10:00 a.m. (Toronto time) in the Court at 145 Queen Street West, Toronto, Ontario. All Hemlo Gold shareholders who wish to participate or be represented or to present evidence or arguments at that hearing must serve and file a notice of appearance as set out in the Notice of Motion for the Final Order and satisfy any other requirements. At the hearing of the motion in respect of the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

     Assuming the Final Order is granted and the other conditions to the Combination Agreement are satisfied or waived, it is anticipated that the following will occur substantially simultaneously: Articles of Arrangement will be filed with the Director under the OBCA to give effect to the Arrangement, the Voting, Support and Exchange Trust Agreement will be executed and delivered, and the various other documents necessary to consummate the transactions contemplated under the Combination Agreement will be executed and delivered.

     Subject to the foregoing, it is presently anticipated that the Effective Time will occur on or about July 18, 1996.

ANTICIPATED ACCOUNTING TREATMENT

     The Transaction is intended to qualify as a pooling of interests for accounting and financial reporting purposes under U.S. GAAP. Under this method of accounting, the recorded assets and liabilities of Hemlo Gold and Battle Mountain will be carried forward to the combined company at their recorded amounts, income of the combined company for the fiscal year in which the combination occurs will include income of Hemlo Gold and Battle Mountain for such fiscal year and the reported income of the separate companies for prior periods will be combined and restated as income of the combined company. No recognition of purchase price in excess of the carrying value of the net assets of Hemlo Gold is required of Battle Mountain. Consummation of the Transaction is conditioned upon the receipt at Closing of an opinion from Price Waterhouse LLP to Battle Mountain to the effect that the Transaction will qualify for pooling of interests treatment and an opinion from Ernst & Young that no matters have come to its attention as a result of

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

performing certain agreed upon procedures that would preclude the combined company from accounting for the Transaction as a pooling of interests.

     Battle Mountain has entered into affiliate agreements with each Hemlo Gold Affiliate and Battle Mountain Affiliate. See "-- Other Agreements -- Affiliate Agreements." Such agreements relate to the ability of Battle Mountain to account for the Transaction as a pooling of interests under U.S. GAAP.

PROCEDURES FOR EXCHANGE OF SHARE CERTIFICATES BY HEMLO GOLD SHAREHOLDERS

     As soon as practicable after the Effective Time, a Letter of Transmittal will be delivered to the registered holders of Hemlo Gold Common Shares. The Letter of Transmittal, when duly completed and returned together with a certificate for Hemlo Gold Common Shares, will enable each Hemlo Gold shareholder to obtain a certificate for that number of Exchangeable Shares equal to the number of Hemlo Gold Common Shares previously held by such shareholder multiplied by the Exchange Ratio (subject to adjustment for fractional shares, as discussed below). Incorporated into the Letter of Transmittal will be a form of a Retraction Request, which when duly completed and returned with a Letter of Transmittal and a certificate for Hemlo Gold Common Shares, will enable holders of Hemlo Gold Common Shares to retract any or all of the Exchangeable Shares which they are entitled to receive pursuant to the Arrangement and receive an equivalent number of shares of Battle Mountain Common Stock. See "-- Transaction Mechanics and Description of Exchangeable Shares."

     No certificates representing fractional Exchangeable Shares will be issued. In lieu of fractional Exchangeable Shares, each holder of a Hemlo Gold Common Share who would otherwise be entitled to receive a fraction of an Exchangeable Share will be paid by Battle Mountain Canada an amount of cash (rounded to the nearest whole cent) equal to the Canadian Dollar Equivalent of the product of
(i) such fraction, multiplied by (ii) the Current Market Price of the Battle Mountain Common Stock. Payments to holders of Hemlo Gold Common Shares with registered addresses in the United States in respect of fractional interests in Exchangeable Shares will be made in United States dollars, rather than the Canadian Dollar Equivalent thereof.

     Any use of the mails to transmit a certificate for Hemlo Gold Common Shares and a related Letter of Transmittal is at the risk of the Hemlo Gold shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

     Certificates representing the appropriate number of Exchangeable Shares issuable to a former holder of Hemlo Gold Common Shares who has complied with the procedures set out above, together with a check in the amount, if any, payable in lieu of fractional Exchangeable Shares will, as soon as practicable after the date of receipt of a certificate for Hemlo Gold Common Shares and a related Letter of Transmittal, be (a) forwarded to the holder at the address specified in the Letter of Transmittal by first class mail or (b) made available at the offices of The R-M Trust Company for pick up by the holder, if requested by the holder in the Letter of Transmittal.

     Where a certificate for Hemlo Gold Common Shares has been destroyed, lost or mislaid, the registered holder of that certificate should immediately contact The R-M Trust Company regarding the issuance of a replacement certificate upon the holder satisfying such requirements as may be imposed by Hemlo Gold in connection with issuance of the replacement certificate.

STOCK EXCHANGE LISTINGS

  Exchangeable Shares

     The TSE has accepted notice of the proposed Arrangement and has conditionally approved the listing of the Exchangeable Shares, subject to the satisfaction of the customary requirements of the TSE. There is no current intention to list the Exchangeable Shares on any other stock exchange in Canada or the United States.

  Battle Mountain Common Stock

     The Battle Mountain Common Stock is listed on the NYSE, the TSE and certain other exchanges outside the United States. Battle Mountain has agreed that the shares of Battle Mountain Common Stock issuable from time to time in exchange for the Exchangeable Shares will be listed on the NYSE. There is no current intention to list the Battle Mountain Common Stock on any other stock exchange in Canada or the United States. Following consummation of the Arrangement, Battle Mountain may consider having the shares of Battle Mountain Common Stock delisted from the TSE.

ELIGIBILITY FOR INVESTMENT IN CANADA

     In the opinion of McCarthy Tetrault, counsel to Hemlo Gold, if the Arrangement were to become effective on the date hereof, the Exchangeable Shares would not be precluded as investments under or by the following statutes (and, where applicable, the regulations thereunder):

     Insurance Companies Act (Canada)              Loan and Trust Corporations Act (Ontario)
     Pension Benefits Standards Act, 1985 (Canada) Supplemental Pensions Act (Quebec)
     Trust and Loan Companies Act (Canada)         An Act respecting insurance (Quebec)
     Pension Benefits Act (Ontario)

subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to above (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies or goals and, in certain cases, the filing of such policies or goals.

     Provided they are listed on a prescribed stock exchange in Canada (which currently includes the TSE), the Exchangeable Shares will not be foreign property under the Canadian Tax Act for trusts governed by registered pension plans, registered retirement savings plans, registered retirement income funds and deferred profit sharing plans or for certain other tax-exempt persons. The Ancillary Rights will be foreign property under the Canadian Tax Act. However, Hemlo Gold is of the view that the fair market value of such rights is generally nominal. Battle Mountain Common Stock will be foreign property under the Canadian Tax Act.

     Provided they are listed on a prescribed stock exchange in Canada (which currently includes the TSE), the Exchangeable Shares will be a qualified investment under the Canadian Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans. (In certain other circumstances, such shares may also be qualified investments even if not so listed.) Battle Mountain Common Stock will be a qualified investment under the Canadian Tax Act for such plans provided such shares remain listed on the NYSE (or are listed on another prescribed stock exchange). The Ancillary Rights will not be qualified investments under the Canadian Tax Act. However, Hemlo Gold is of the view that the fair market value of such rights is generally nominal.

REGULATORY MATTERS

  Hart-Scott-Rodino Act

     Under the HSR Act and the rules promulgated thereunder by the FTC, certain transactions, including the Transaction, may not be consummated unless notification has been given and certain information has been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. Pursuant to the HSR Act, on April 29, 1996, Battle Mountain and Hemlo Gold each filed a Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Transaction. On May 8, 1996, Noranda filed a Notification and Report Form with the FTC and the Antitrust Division for review with respect to its acquisition of Exchangeable Shares in the Transaction. The FTC has notified Battle Mountain, Hemlo Gold and Noranda that their respective requests for early termination of the waiting period under the HSR Act have been granted and that the waiting period has been terminated. Notwithstanding any termination of the HSR Act waiting period, at any time before or after the Effective Time, the FTC, the Antitrust Division or private parties and state attorneys general could take action under the antitrust laws, including seeking to enjoin the consummation of the Transaction or seeking the divestiture by Battle Mountain of all or any part of the stock or assets of Hemlo Gold. Although Battle Mountain and Hemlo Gold know of no grounds for such injunction or divestiture, there can be no assurance that a challenge to the Transaction on antitrust grounds will not be made or that, if such a challenge is made, it would not be successful.

     Certain shareholders of Hemlo Gold, in addition to Noranda, may be individually subject to the notification and waiting-period requirements of the HSR Act if they receive Exchangeable Shares in the Transaction having a value of more than US$15 million or representing 15 percent or more of the voting securities of Battle Mountain. Determination of whether notification is required in a particular case will necessitate, among other things, consideration of potentially applicable exemptions and application of a jurisdictional test relating to such holder's revenue and assets.

  Competition Act (Canada)

     Unless the Director of Investigation and Research of the Bureau of Competition Policy issues an advance ruling certificate under the Competition Act in respect of a proposed transaction, that Act requires a notification filing to be submitted to the Director in respect of a transaction that surpasses certain prescribed size and other thresholds. The combination of Battle Mountain and Hemlo Gold exceeds the relevant thresholds.

     Under the Competition Act, a notifiable transaction may not be completed prior to the expiration or earlier termination of the applicable waiting period prescribed under that Act. The waiting period may be seven or 21 days after the day on which a complete notification filing is received by the Director, depending upon the type of information required by the Director in connection with such filing. The waiting period is intended to afford the Director an opportunity to review a proposed transaction in order to determine whether it gives rise to substantive competition law concerns.

     On May 1, 1996, Battle Mountain and Hemlo Gold each made a prenotification filing with the Director pursuant to the Competition Act. On May 9, 1996, Battle Mountain was advised that the Director does not intend at this time to initiate proceedings to challenge the completion of the Transaction under the merger provisions of the Competition Act. Notwithstanding the issuance of the letter referred to above, the Director may bring an application to challenge the Transaction under the merger provisions of the Competition Act within three years of completion of the Transaction if he determines that it prevents or lessens or is likely to prevent or lessen competition substantially.

  Investment Canada Act

     The Investment Canada Act is Canada's statute of general application governing the acquisition of control of Canadian businesses by non-Canadians. An acquisition of a Canadian business by an offeror is reviewable if the value of the assets acquired is equal to or greater than C$168 million (for transactions that close in 1996). The Arrangement exceeds this threshold and is, therefore, reviewable. A reviewable investment is one for which the acquiror must submit an application for review with prescribed information to Investment Canada.

     Before a reviewable investment may be completed, the Minister of the federal Cabinet responsible for Investment Canada must determine that the investment is likely to be of "net benefit to Canada." The Minister has an initial 45-day period to make his determination. The Minister may extend the period for a further 30 days by giving notice to the prospective acquiror. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, he must send a notice to that effect to the prospective acquiror, and the acquiror has 30 days to make representations and submit undertakings to the Minister in an attempt to change his decision.

     An application for review under the Investment Canada Act was filed on May 6, 1996. The initial 45-day review period will expire on June 20, 1996. Although Battle Mountain and Hemlo Gold believe that the approval of the Minister will be obtained, there can be no assurance of this result.

  Securities Act (Ontario and Quebec)

     The Transaction is a related party transaction for the purposes of Policy
9.1 of the Ontario Securities Commission and Policy Q-27 of the Quebec Securities Commission in that Exchangeable Shares will be issued to Noranda and Noranda is a related party (as defined in such policies) of Hemlo Gold and/or as a consequence of the purchase or other acquisition by Hemlo Gold of Hemlo Gold Common Shares. See "Comparison of Stockholder Rights -- Anti-Takeover Provisions and Interested Stockholder Transactions." The Transaction is, however, exempt from the valuation and minority approval requirements of such policies based on the arm's length negotiation that took place to establish the terms of the Transaction.

RESALE OF EXCHANGEABLE SHARES AND BATTLE MOUNTAIN COMMON STOCK RECEIVED IN THE TRANSACTION

  United States

     The issuance of Exchangeable Shares to holders of Hemlo Gold Common Shares will not be registered under the Securities Act. Such shares will instead be issued in reliance upon the exemption provided by Section 3(a)(10) of the Securities Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom such securities will be issued have the right to appear. The Court is authorized to conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of securities in exchange for other outstanding securities. The Court entered the Interim Order on June 5, 1996 and subject to the approval of the Arrangement by the Hemlo Gold shareholders, a hearing on the fairness of the Arrangement will be held on July 18, 1996 by the Court. See "-- Court Approval of the Arrangement and Completion of the Transaction."

     The Exchangeable Shares received in exchange for Hemlo Gold Common Shares in the Arrangement will be freely transferable under U.S. federal securities laws, except Exchangeable Shares held by Hemlo Gold Affiliates. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, such issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.

     Battle Mountain has entered into affiliate agreements with each of the Hemlo Gold Affiliates restricting such persons in connection with the requirements for pooling of interests accounting treatment (see "-- Anticipated Accounting Treatment") and restricting the sale, pledge or other disposal of Exchangeable Shares, Battle Mountain Options, Battle Mountain Common Stock acquired thereby or any securities paid as a dividend thereon or with respect thereto. See "-- Other Agreements -- Affiliate Agreements."

     The issuance of shares of Battle Mountain Common Stock from time to time in exchange for the Exchangeable Shares will be registered under the Securities Act prior to the Effective Time.

  Canada

     Battle Mountain, Battle Mountain Sub and Hemlo Gold have applied for rulings or orders of certain provincial securities regulatory authorities in Canada to permit the issuance to Hemlo Gold shareholders of the Exchangeable Shares. Application has also been made to permit resale of those shares in such provinces without restriction by a shareholder other than a "control person," provided that no unusual effort is made to prepare the market for any such resale or to create a demand for the securities which are the subject of any such resale and no extraordinary commission or consideration is paid in respect thereof. Applicable Canadian securities legislation provides a rebuttable presumption that a person or company is a control person in relation to an issuer where the person or company alone or in combination with others holds more than 20 percent of the outstanding voting securities of the issuer.

     Battle Mountain, Battle Mountain Sub and Hemlo Gold have also applied for rulings or orders of certain provincial securities regulatory authorities in Canada to permit the issuance of Battle Mountain Common

Stock to holders of Exchangeable Shares, and to permit the resale of Battle Mountain Common Stock by such holders on the same terms as set out above with respect to the Exchangeable Shares.

ONGOING CANADIAN REPORTING OBLIGATIONS

     Upon completion of the Arrangement, Hemlo Gold, under its new name, Battle Mountain Canada Inc., will continue to be a reporting issuer in certain Canadian provinces. Application has also been made for certain exemptions from statutory financial and other reporting requirements, including exempting insiders of Hemlo Gold from the requirement of filing reports with respect to trades of Hemlo Gold securities, in those Canadian provinces on the condition that Battle Mountain files with the relevant provincial securities regulatory authorities copies of certain of its reports filed with the SEC and that holders of Exchangeable Shares receive certain materials that are sent to holders of Battle Mountain Common Stock.

FUTURE ISSUANCES OF AUTHORIZED SHARES

     Following the Transaction, the Battle Mountain Canada Articles will authorize an unlimited number of Exchangeable Shares and the Battle Mountain Articles will authorize additional shares of Battle Mountain Common Stock and Battle Mountain Preferred Stock, to be available for issuance for general corporate purposes, including, but not limited to, acquisitions, financings and stock dividends and splits. The Exchangeable Shares and the additional shares of Battle Mountain Common Stock and Battle Mountain Preferred Stock that would be authorized could be issued, without approval of holders of shares of Battle Mountain Common Stock or Exchangeable Shares, at such time or times, to such persons and for such consideration as Battle Mountain may determine, except as may otherwise be required by applicable laws, regulations or stock exchange requirements. The NYSE, on which the Battle Mountain Common Stock now trades, and the TSE, on which the Exchangeable Shares will trade, currently require stockholder approval of the issuance of shares in certain instances, including with respect to the NYSE, transactions where the issuance could increase the number of outstanding shares by 20 percent or more and, with respect to the TSE, transactions where the issuance could increase the number of outstanding shares by 25 percent or more.

     The Battle Mountain Articles authorize the Board of Directors to issue shares of Battle Mountain Preferred Stock in one or more series and to fix and state the designations, powers, preferences, qualifications, limitations, restrictions and relative rights of the shares of each such series. The Battle Mountain Board of Directors may determine, without any vote or action by stockholders, among other things, the payment dates and rates of dividends, if any, whether dividends are to be cumulative or noncumulative, whether the series is subject to redemption and, if so, the manner of redemption and the redemption price, the preference of any series over any other series of Battle Mountain Preferred Stock or Battle Mountain Common Stock on liquidation or dissolution of Battle Mountain, any sinking fund or other retirement provisions for the series and any conversion or exchange rights or other privilege of the holders to acquire shares of any other series of Battle Mountain Preferred Stock or of Battle Mountain Common Stock. The Battle Mountain Board of Directors may also determine the number of shares in each series, the stated value for which the series may be issued and the voting rights of each series. The shares of each series of Battle Mountain Preferred Stock may rank prior to the Battle Mountain Common Stock in respect of dividends and rights in liquidation.

     Other than pursuant to the Arrangement, upon exchange of Exchangeable Shares and pursuant to employee benefit plans, Battle Mountain has no present understanding or agreement with respect to the issuance for any purpose of any additional Exchangeable Shares or shares of Battle Mountain Common Stock and Battle Mountain Preferred Stock that will be authorized for issuance under the proposed amendments to the Battle Mountain Articles. Although the Battle Mountain Board of Directors has no present intention of doing so, the additional Exchangeable Shares, shares of Battle Mountain Common Stock or shares of Battle Mountain Preferred Stock that will be authorized for issuance could be issued in one or more transactions (within limitations imposed by applicable law) that would make a takeover of Battle Mountain more difficult and, therefore, less likely, even though such a takeover might be economically beneficial to Battle Mountain and holders of Battle Mountain Common Stock and Exchangeable Shares. The Battle Mountain Board of Directors and management of Battle Mountain have no knowledge of any person or entity that intends to seek a controlling interest in, or to make a takeover proposal with respect to, Battle Mountain.

                      THE COMPANIES AFTER THE TRANSACTION

THE COMBINATION -- GENERAL

     Upon completion of the Transaction, the parent company of the combined entity will be Battle Mountain Gold Company, which will continue to be a corporation governed by the NGCL, and its principal executive office will continue to be located at 333 Clay Street, 42nd Floor, Houston, Texas 77002 (telephone number (713) 650-6400). After the Effective Time, Battle Mountain will own all of the voting securities of Hemlo Gold, which under its new name, Battle Mountain Canada Inc., will continue to be a corporation governed by the OBCA. Battle Mountain Canada's registered office will continue to be located at 1 Adelaide Street, Suite 2902, Toronto, Ontario, Canada M5C 2Z9 (telephone number (416) 982-7116).

MANAGEMENT

  Directors

     Pursuant to the Combination Agreement, effective upon completion of the Transaction, the Battle Mountain Board of Directors will be increased to 12 members, six of whom are current directors of Battle Mountain and six of whom will be designated by the Hemlo Gold Board of Directors.

     The following persons are expected to serve as directors of Battle Mountain following the Effective Time.

                       NAME, AGE AND BUSINESS EXPERIENCE

ALEX G. BALOGH has served as Deputy Chairman of the Board of Noranda (resource company) since November 1994. From January 1991 to November 1994, Mr. Balogh served as President and Chief Executive Officer of Noranda Minerals Inc. ("Noranda Minerals"). Prior thereto, he served as President and Chief Executive Officer of Falconbridge Limited ("Falconbridge") (mining company). Mr. Balogh has been a director with Hemlo Gold since 1991. He also serves as Chairman of the Board of Hemlo Gold. Mr. Balogh is 63 years old.

IAN D. BAYER has served as President and Chief Executive Officer of Hemlo Gold and Chairman of Crown Butte since July 1991. Prior thereto, Mr. Bayer served as President and Chief Executive Officer of Kerr Addison Mines Limited (mining company) and its then subsidiary Minnova, Inc. (mining company). Mr. Bayer has been a director of Hemlo Gold since 1991. He is 57 years old.

DOUGLAS J. BOURNE was Chairman of the Board and Chief Executive Officer of Battle Mountain until his retirement in April 1990. Mr. Bourne has been a director of Battle Mountain since its formation, and his present term expires in 1997. He is 73 years of age and is also a director of Potash Corporation of Saskatchewan, Inc.

DAVID L. BUMSTEAD has served as Executive Vice President of Noranda since January 1, 1995 prior to which he served as Executive Vice President, Marketing and Finance, of Noranda Minerals. He has also served as Chairman of Kerr Addison Mines Limited since May 1992 and of Rudolf Wolff & Co. Ltd. (metals brokerage) since January 1, 1994; as President of Brenda Mines Ltd. (mining company) since November 1992; and as a Director of Falconbridge since October 1989. Mr. Bumstead is 54 years old.

DELO H. CASPARY has been engaged for more than five years in managing his personal investments. He became a director of Battle Mountain in 1985, and his present term expires in 1997. Mr. Caspary is also a director of Caspen, plc., a British company, and Victoria Bank and Trust. He is 70 years old.

CHARLES E. CHILDERS has served as Chairman of the Board, President and Chief Executive Officer of Potash Corporation of Saskatchewan, Inc. (mining and processing of potash) since 1990. From 1987 through 1990, Mr. Childers served as President and Chief Executive Officer of that corporation. Mr. Childers is also a director of Kap Resources Ltd. (resource company). He became a director of Battle Mountain in 1993 and is a nominee for election as a director of Battle Mountain at the Battle Mountain Stockholders Meeting. He is 63 years old.

KARL E. ELERS is Chairman of the Board and Chief Executive Officer of Battle Mountain. From April 1988 until April 1990, he was President and Chief Operating Officer of Battle Mountain. From May 1987 until April 1988, Mr. Elers was Executive Vice President of Battle Mountain. Mr. Elers became a director in 1987 and is a nominee for election as a director of Battle Mountain at the Battle Mountain Stockholders Meeting. He is 57 years old.

DAVID W. KERR has served as Chairman and Chief Executive Officer of Noranda since April 1995. Prior thereto, he served as President and Chief Executive Officer of Noranda. Mr. Kerr has been a director of Hemlo Gold since 1986. He is 52 years old.

JAMES W. MCCUTCHEON, Q.C., has been counsel, in Toronto, with the law firm of McCarthy Tetrault since July 1990. Mr. McCutcheon has been a director of Hemlo Gold since 1992 and is also a director of Noranda and CAE Industries Inc. and Chairman of Empire Life Insurance Company. He is 59 years old.

MARY MOGFORD is a corporate director and has been a partner with Mogford Campbell Associates Inc. (consultants on finance, business and public policy) since August 1989. Prior to this date, she was Deputy Minister of Treasury & Economics (Finance) and Deputy Minister of Natural Resources for the Province of Ontario. Ms. Mogford has been a director of Hemlo Gold since April 1992 and is also a director of Falconbridge, Credit Suisse Canada, Teranet Land Information Systems and Altamira Advisory Council. She is 52 years of age.

TED H. PATE was President and Chief Operating Officer of Battle Mountain until April 1988. Mr. Pate became a director of Battle Mountain in 1985, and his present term expires in 1998. He is 69 years of age.

WILLIAM A. WISE has served as Chairman of the Board, President and Chief Executive Officer of El Paso Natural Gas Company, an integrated natural gas company, since January 1994. From April 1989 through January 1990, Mr. Wise was President and Chief Operating Officer of that corporation. He became Chief Executive Officer in January 1990. Mr. Wise has been a director of Battle Mountain since 1994, and his present term expires in 1998. He is 50 years old.

     The Battle Mountain Articles provide for the classification of its Board of Directors into three classes having staggered terms of three years each. Messrs. Bourne, Caspary, McCutcheon and Bumstead will be members of the class of directors standing for election in 1997, Messrs. Pate, Wise and Kerr and Ms. Mogford will be members of the class of directors standing for election in 1998, and Messrs. Elers, Childers, Bayer and Balogh will be members of the class of directors standing for election in 1999.

     For information concerning the committees of the Battle Mountain Board of Directors and compensation of directors, see "ADDITIONAL MATTERS FOR CONSIDERATION OF BATTLE MOUNTAIN STOCKHOLDERS -- Election of Three Directors and Director Compensation."

  Executive Officers

     Upon completion of the Transaction, Karl E. Elers, currently the Chairman of the Board and Chief Executive Officer of Battle Mountain, will be the Chairman of the Board of the combined company, and Ian D. Bayer, currently the President and Chief Executive Officer of Hemlo Gold, will be the President of the combined company, and those two officers will establish a joint office of the Chief Executive of the combined company.

     In addition to Messrs. Elers and Bayer, the following persons are expected to serve as officers of the combined company following the Effective Time.

                       NAME, AGE AND BUSINESS EXPERIENCE

     R. DENNIS O'CONNELL -- EXECUTIVE VICE PRESIDENT, FINANCE AND CORPORATE DEVELOPMENT. Mr. O'Connell has served as Vice President, Finance and Chief Financial Officer of Battle Mountain since July 1992. From May 1992 until July 1992 he served as Vice President of Battle Mountain. Prior to joining Battle Mountain in May 1992, Mr. O'Connell served as Assistant Controller, Worldwide Exploration and Production for Marathon Oil Company since January 1991. He is 49 years of age.

     IAN ATKINSON -- SENIOR VICE PRESIDENT, EXPLORATION. Mr. Atkinson has served as Senior Vice President of Hemlo Gold since February 1996. From September 1991 to February 1996, he served as Vice President -- Exploration of Hemlo Gold. Prior thereto he served as Assistant Regional Manager -- Ontario and N.W. Quebec, of Noranda Exploration Company, Limited (No Personal Liability) ("Norex"). He is 46 years of age.

     JOHN A. KEYES -- SENIOR VICE PRESIDENT, OPERATIONS. Mr. Keyes has served as Vice President -- Operations of Hemlo Gold since September 1995. He served as Mine Manager -- Golden Giant Mine of Hemlo Gold from March 1992 to September 1995. Prior thereto he served as Mine Manager of the Geco Mine of Noranda. He is 52 years of age.

     JOSEPH J. BAYLIS -- PRESIDENT, BATTLE MOUNTAIN AUSTRALIA. Mr. Baylis has served as Vice President -- Investor Relations and General Counsel of Hemlo Gold since September 1991. He served as Vice President. Business and Corporate Development of Hemlo Gold from October 1990 to September 1991, Secretary of Norex from November 1986 to July 1991, and Senior Counsel of Noranda Minerals from March 1990 to July 1991. He is 39 years of age.

     JOSEPH L. MAZUR -- VICE PRESIDENT, ADMINISTRATION AND COMMUNICATIONS. Mr. Mazur has served as Vice President, Administration and Communications of Battle Mountain since 1985. He is 57 years of age.

     MICHAEL E. POWER -- VICE PRESIDENT, CORPORATE DEVELOPMENT. Mr. Power has served as Vice President -- Corporate Development of Hemlo Gold since February 1993. He served as Director -- Corporate Development of Hemlo Gold from September 1991 to February 1993 and Senior Analyst of Noranda prior thereto. He is 54 years of age.

     MICHAEL C. PROCTOR -- VICE PRESIDENT, FINANCE, BATTLE MOUNTAIN CANADA. Mr. Proctor has served as Vice President -- Finance of Hemlo Gold since September 1991. He served as Vice President and Comptroller of Noranda Minerals prior thereto. He is 53 years of age.

     ROBERT J. QUINN -- VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY. Mr. Quinn has served as Vice President, General Counsel and Secretary of Battle Mountain since 1989. He is 40 years of age.

     FRED B. REISBICK -- VICE PRESIDENT, EXPLORATION. Mr. Reisbick has served as Vice President, Exploration of Battle Mountain since November 1992. He served as General Manager, North America Exploration prior thereto. He is 58 years of age.

PLANS AND PROPOSALS

     Battle Mountain and Hemlo Gold believe that the Transaction represents an excellent opportunity to create a precious metals mining company that will enjoy benefits of increased size, a more diversified asset base, low cash production costs and good positioning to take advantage of opportunities for growth.

     Following consummation of the Transaction, attributable annual gold production from the new Battle Mountain is expected to rank fifth among companies based in North America. The combined company will have eight operating mines located in Australia, Bolivia, Canada, Chile and the United States. Approximately 70 percent of pro forma 1996 attributable production is expected to come from the low-cost Golden Giant and Kori Kollo mines. On a pro forma basis as of December 31, 1995, proven and probable attributable reserves of the combined company aggregated approximately 13,310,600 contained ounces of which 7,279,000 ounces were attributed to operating mines, 2,326,300 ounces to mines under development for which permitting is complete and 3,705,300 ounces are attributable to development projects that remain subject to permitting. See "SELECTED PRO FORMA OPERATING DATA -- Pro Forma Net Proven and Probable Reserves."

     Although the principal benefits of the transaction are related to size, diversification of assets and greater financial strength, Battle Mountain and Hemlo also expect annual cost savings in the range of $3-5 million. These savings are expected to be achieved primarily through reduced general and administrative expenses resulting from consolidation of headquarters operations and exploration staffs, improved access to capital markets and the advantage of size in achieving potentially more favorable terms from suppliers of goods and services. These savings are expected to be realized over time as the consolidation is completed. There is no assurance that all of the anticipated cost savings will prove to be achievable or that the cost savings that are realized will not be offset by increases in other costs.

     Battle Mountain and Hemlo Gold also believe that the combined company will benefit from the complementary skills and expertise of their managements in open pit mining and underground mining, respectively. The Battle Mountain organization will also contribute its international mining expertise.

     On a pro forma basis as of December 31, 1995, the combined company would have a ratio of consolidated net debt to consolidated total capitalization of 9 percent. Battle Mountain and Hemlo Gold believe these measures reflect financial strength that will help position the combined company to complete development of projects currently identified, to fund a strong exploration effort and otherwise to take advantage of new opportunities as they arise. Following consummation of the Transaction, cash flow from the combined company, including that attributable to Hemlo Gold's Golden Giant mine, will be available for, among other things, funding existing development projects, including Battle Mountain's Phoenix and Crown Jewel projects.

     The combined company is expected to have an exploration program with activity spanning four continents, with emphasis in North and South America, the Austral Pacific and West Africa. The exploration budget of the combined companies for 1996 is expected to be approximately $35 million. Exploration activities are expected to range from greenfield projects to acquisitions of undeveloped properties and will be conducted both directly and through joint ventures with others. Specific areas of near-term interest are expected to include the Tupiza region in Bolivia, Southern Chile, the Kuiri area of Irian Jaya, Moyagee in Western Australia, Vera in Queensland, Australia and Dunkwa in Ghana. In addition, exploration efforts are expected to continue near existing operating properties such as Golden Giant and Holloway in Ontario, Kori Kollo in Bolivia and the Battle Mountain Complex in Nevada.

     Following consummation of the Transaction, it is expected that some technical, data processing and research services presently provided by Noranda to Hemlo Gold will continue to be used by Battle Mountain Canada during a transition period. The amount paid to Noranda for services in these categories was C$1.0 million during the 1995 calendar year.

PRINCIPAL HOLDERS OF SECURITIES

     Based on Noranda's ownership of 44,082,788 Hemlo Gold Common Shares (and no shares of Battle Mountain Common Stock) as of the date of this Joint Proxy Statement, after giving effect to the Transaction Noranda will be the beneficial owner of 65,242,526 Exchangeable Shares, which will represent approximately 28 percent of the aggregate outstanding shares of Battle Mountain Common Stock and the Exchangeable Shares following consummation of the Transaction.

     To the knowledge of Hemlo Gold and its directors and officers, other than Noranda, there are no persons who, had the Transaction occurred on May 31, 1996, would beneficially own, directly or indirectly, or exercise control or direction over, in excess of 5 percent of the outstanding shares of Battle Mountain Common Stock. With respect to Battle Mountain, to its knowledge and to the knowledge of its directors and officers, there are no persons who, had the Transaction occurred on May 31, 1996, would beneficially own, directly or indirectly, or exercise control or direction over, in excess of 5 percent of the outstanding shares of Battle Mountain Common Stock.

     See "INFORMATION CONCERNING HEMLO GOLD -- Directors and Officers" and "INFORMATION CONCERNING BATTLE MOUNTAIN -- Security Ownership" for information with respect to securities of Hemlo Gold and Battle Mountain currently owned by certain directors and officers of Hemlo Gold and Battle Mountain, respectively.

BATTLE MOUNTAIN CAPITAL STOCK

     The Battle Mountain Articles currently authorize 200,000,000 shares of Battle Mountain Common Stock and 20,000,000 shares of Battle Mountain Preferred Stock. If the proposal amending the Restated Articles of Incorporation is approved at the Battle Mountain Stockholders Meeting, the authorized number of shares of Battle Mountain Common Stock will be increased to 500,000,000, the authorized number of shares of Battle Mountain Preferred Stock will be increased to 50,000,000 and one share of Special Voting Stock will be authorized.

  Battle Mountain Common Stock

     Subject to the prior rights of any shares of Battle Mountain Preferred Stock that may from time to time be outstanding, holders of Battle Mountain Common Stock are entitled to share ratably in such dividends as may be lawfully declared by the Board of Directors and paid by Battle Mountain and, in the event of liquidation, dissolution or winding up of Battle Mountain, are entitled to share ratably in all assets available for distribution.

     The Battle Mountain Common Stock is entitled to one vote per share held of record on each matter submitted to a vote of stockholders. The holders of Battle Mountain Common Stock have no preemptive rights to purchase any securities of Battle Mountain or cumulative voting rights. Preferred stock purchase rights are issuable in respect of all shares of Battle Mountain Common Stock issued prior to certain events. See "-- Battle Mountain Preferred Stock -- Series A Preferred Stock." All outstanding shares of Battle Mountain Common Stock are validly issued, fully paid and nonassessable. Battle Mountain is not prohibited by the Battle Mountain Articles from repurchasing shares of its Common Stock. Any such repurchases would be subject to any limitations on the amount available for such purpose under applicable corporate law, any applicable restrictions under the terms of any outstanding Battle Mountain Preferred Stock or indebtedness and, in the case of market purchases, such restrictions on the timing, manner and amount of such purchases as might apply in the circumstances under applicable securities laws.

  Battle Mountain Special Voting Stock

     A single share of Battle Mountain Special Voting Stock will be authorized for issuance and a single share will be outstanding having a par value of US$0.10 per share. Except as otherwise required by law or the Battle Mountain Articles, the Special Voting Share will be entitled to a number of votes equal to the number of outstanding Exchangeable Shares from time to time not owned by Battle Mountain or certain subsidiaries of Battle Mountain, and may be voted in the election of directors and on all other matters submitted to a vote of stockholders of Battle Mountain. The holders of Battle Mountain Common Stock and the holder of the Special Voting Share will vote together as a single class on all matters, except to the extent voting as a separate class is required by applicable law or the Battle Mountain Articles. In the event of any liquidation, dissolution or winding up of Battle Mountain, the holder of the Special Voting Share will not be entitled to receive any assets of Battle Mountain available for distribution to its stockholders. The holder of the Special Voting Share will not be entitled to receive dividends. Pursuant to the Combination Agreement, the Special Voting Share will be issued to the Trustee appointed under the Voting, Support and Exchange Trust Agreement. See "-- Voting, Support and Exchange Trust Agreement." At such time as the Special Voting Share has no votes attached to it because there are no Exchangeable Shares outstanding not owned by Battle Mountain or certain subsidiaries of Battle Mountain, and there are no shares of stock, debt, options or other agreements of Battle Mountain Canada that could give rise to the issuance of any Exchangeable Shares to any person (other than Battle Mountain or certain subsidiaries of Battle Mountain), the Special Voting Share will be cancelled.

  Battle Mountain Preferred Stock

     Battle Mountain's Board of Directors is authorized, without any further vote or action by Battle Mountain's stockholders, to divide the Battle Mountain Preferred Stock into series and, with respect to each series, to determine the dividend rights, dividend rates, conversion rights, voting rights (which may be greater or lesser than the voting rights of the Battle Mountain Common Stock), redemption rights and terms, liquidation preferences, sinking fund rights and terms, the number of shares constituting the series and the designation of each series.

     Convertible Preferred Stock. Holders of shares of Battle Mountain's US$3.25 Convertible Preferred Stock (the "Convertible Preferred Stock") are entitled to receive, when, as and if declared by the Board of Directors of Battle Mountain, an annual cash dividend of US$3.25 per share, payable in equal quarterly installments. Except as required by law or as described in the next sentence, holders of shares of Convertible Preferred Stock have no voting rights. Whenever dividends on the Convertible Preferred Stock are in arrears for at least six full quarterly dividends, holders of the Convertible Preferred Stock will be entitled (voting separately as a class together with holders of shares of any one or more other series of capital stock of Battle Mountain ranking on a parity with the Convertible Preferred Stock as to dividends and having like voting rights) to elect two additional directors until such dividend arrearage is eliminated. Each share of Convertible Preferred Stock is convertible at any time, at the option of the holder, into shares of Battle Mountain Common Stock at a conversion rate of 4.762 shares of Battle Mountain Common Stock for each share of Convertible Preferred Stock, subject to adjustment under certain circumstances. The Convertible Preferred Stock is redeemable at any time on and after May 15, 1996, at the option of Battle Mountain, in whole or in part, in exchange for shares of Battle Mountain Common Stock at a redemption price of US$52.275 per share of Convertible Preferred Stock, and thereafter at prices decreasing ratably annually to US$50.00 per share on or after May 15, 2003, plus accrued and unpaid dividends. The number of shares of Battle Mountain Common Stock to be issued upon the redemption of any share of Convertible Preferred Stock will be equal to the then-current redemption price divided by the lower of
(i) the average of the daily closing prices of the Battle Mountain Common Stock for the 20 consecutive trading days immediately preceding the first business day immediately preceding the date of any applicable redemption notice or (ii) the closing price of the Battle Mountain Common Stock on the trading day immediately preceding the first business day immediately preceding the date of any applicable redemption notice. At no time is the Convertible Preferred Stock redeemable for cash.

     In the event of any liquidation, dissolution or winding up of Battle Mountain, the holders of shares of Convertible Preferred Stock are entitled to receive a liquidation preference of US$50.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of Common Stock or any other stock that ranks junior to the Convertible Preferred Stock as to liquidation rights. The holders of Convertible Preferred Stock and all series or classes of Battle Mountain's stock that rank on a parity as to liquidation rights with the Convertible Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution which is not sufficient to pay in full the aggregate of the amounts payable thereon.

     The Convertible Preferred Stock is listed for trading on the New York Stock Exchange. The registrar, transfer agent, conversion agent and dividend disbursing agent for the Convertible Preferred Stock is The Bank of New York.

     Series A Preferred Stock. On November 10, 1988, the Board of Directors of Battle Mountain declared a dividend of one Right (a "Right") for each outstanding share of Battle Mountain Common Stock to stockholders of record at the close of business on November 21, 1988. Rights are issuable in respect of all shares of Battle Mountain Common Stock issued after such record date but prior to the earliest of (i) the Distribution Date (as defined below), (ii) the date on which the Rights are redeemed as provided below and (iii) November 10, 1998. Each Right entitles the registered holder to purchase from Battle Mountain a unit consisting of one one-hundredth of a share (a "Unit") of Battle Mountain's Series A Junior Participating Preferred Stock (the "Series A Preferred Stock"), at a purchase price of US$60 per Unit, subject to adjustment (the "Purchase Price").

     The Rights are now attached to all Battle Mountain Common Stock certificates representing shares then outstanding, and no separate Rights Certificates have been distributed. The Rights will separate from the Battle Mountain Common Stock and a "Distribution Date" will occur upon the earlier of
(i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20 percent or more of the outstanding shares of Battle Mountain Common Stock (the date of the announcement being the "Stock Acquisition Date") or (ii) 10 business days (or such later date as may be determined by Battle Mountain's Board of Directors before the Distribution Date occurs) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 30 percent or more of such outstanding shares of Battle Mountain Common Stock. In connection with the Transaction, the Rights Agreement specifying the terms of the Rights (the "Rights Agreement") will be supplemented by Battle Mountain pursuant to the terms thereof to provide that Noranda will not be an Acquiring Person unless and until it or any of its affiliates or associates (as defined) purchase or otherwise become the beneficial owner of Exchangeable Shares or shares of Battle Mountain Common Stock in addition to that acquired by it in the Transaction or any other person or persons who is (or collectively are) the beneficial owners of any Exchangeable Shares or shares of Battle Mountain Common Stock become an affiliate or associate of Noranda unless (x) in either such case, Noranda, together with all of its affiliates and associates, is not then the beneficial owner of 20 percent or more of the Exchangeable Shares or shares of Battle Mountain Common Stock then outstanding, considered as one class, or (y) in case Noranda becomes the beneficial owner of such additional shares as a result of the acquisition of another person or becomes an affiliate or associate of another person as a result of a bona fide transaction undertaken primarily for another purpose not related to the acquisition of beneficial ownership of Exchangeable Shares or shares of Battle Mountain Common Stock and not for any purpose or with any effect of changing or influencing control of Battle Mountain, Noranda promptly divests or causes to be divested such additional shares or the shares owned beneficially by such affiliate or associates. The supplement to the Rights Agreement will also provide a customary "inadvertence" exception in the definition of Acquiring Person (conditional on prompt divestiture) and may also make such other changes as the Battle Mountain Board of Directors, with the consent of Hemlo Gold which shall not be unreasonably withheld, shall determine to be appropriate following consultation with counsel. For purposes of the Rights, beneficial ownership of Exchangeable Shares will be treated as beneficial ownership of Battle Mountain Common Stock and calculations of percentage ownership, the number of shares outstanding and related provisions will be made on a basis that treats the Battle Mountain Common Stock and Exchangeable Shares as though they are the same security. The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 10, 1998, unless earlier redeemed by Battle Mountain as described below.

     The Rights Agreement provides that in the event that (i) Battle Mountain is the surviving corporation in a merger with an Acquiring Person and the Battle Mountain Common Stock is not changed or exchanged, (ii) a person becomes the beneficial owner of 30 percent or more of the then outstanding shares of Battle Mountain Common Stock (except pursuant to a tender or exchange offer for all outstanding shares of Battle Mountain Common Stock at a price and on terms that a majority of the independent directors of Battle Mountain determines to be fair to and otherwise in the best interests of Battle Mountain and its stockholders),
(iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement or (iv) during such time as there is an Acquiring Person, an event involving Battle Mountain or a subsidiary of Battle Mountain occurs that results in such Acquiring Person's ownership interest being increased by more than one percent (e.g., a reverse stock split), at any time following the Distribution Date, each holder of a Right will thereafter have the right to receive, upon exercise, Battle Mountain Common Stock (or, in certain circumstances, cash, property or other securities of Battle Mountain) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units issuable upon exercise of the Right prior to the event described in this paragraph (initially, one). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void. However,

Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by Battle Mountain as set forth below.

     In the event that, on or after the Stock Acquisition Date, (i) Battle Mountain is acquired in a merger or other business combination transaction (other than a merger described in the preceding paragraph or a merger which follows an offer described in the preceding paragraph) or (ii) 50 percent or more of Battle Mountain's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

     At any time until 10 days following the Stock Acquisition Date, Battle Mountain may redeem the Rights in whole, but not in part, at a price of US$0.01 per Right, payable, at the option of Battle Mountain, in cash, shares of Battle Mountain Common Stock or such other consideration as the Board of Directors may determine. The Rights may have certain antitakeover effects, including deterring someone from acquiring control of Battle Mountain in a manner or on terms not approved by the Board of Directors of Battle Mountain. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of Battle Mountain.

     Any shares of Series A Preferred Stock that may be issued upon exercise of the Rights will be nonredeemable. The holders of shares of Series A Preferred Stock will be entitled to receive, when, as and if declared, a preferential quarterly dividend in an amount per share effectively equal to the greater of US$2.00 per share or 100 times any cash or noncash dividend or other distribution declared on the Battle Mountain Common Stock (other than dividends payable in shares of Battle Mountain Common Stock), in like kind. In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to receive a liquidation payment per share in an amount effectively equal to the greater of US$100 per share or 100 times the per share amount distributed to holders of Battle Mountain Common Stock. In the event of any merger, consolidation or other transaction in which shares of Battle Mountain Common Stock are exchanged, the holder of the shares of Series A Preferred Stock will be entitled to receive per share 100 times the amount received per share of Battle Mountain Common Stock. Holders of Series A Preferred Stock will have 100 votes per share of Series A Preferred Stock and, except as otherwise provided in the Restated Articles of Incorporation of Battle Mountain or required by law, will vote together with holders of Battle Mountain Common Stock as a single class. The rights of the Series A Preferred Stock as to dividends, liquidation and voting are protected by antidilution provisions. Whenever dividend payments on the Series A Preferred Stock are in arrears, Battle Mountain will not (i) purchase or redeem any shares of Series A Preferred Stock or shares ranking on a parity with respect to the Series A Preferred Stock except in accordance with a purchase offer to all holders, (ii) declare or pay dividends on or purchase or redeem any shares of stock ranking junior to the Series A Preferred Stock or
(iii) declare or pay dividends on or purchase or redeem any shares of stock ranking on a parity with the Series A Preferred Stock except dividends paid ratably on the Series A Preferred Stock and all such parity stock and except purchases or redemptions of such parity stock in exchange for junior stock. If dividend payments on the Series A Preferred Stock are in arrears for six quarters, the holders of the Series A Preferred Stock (altogether with holders of any other Preferred Stock with similar rights) will have the right to elect two directors of Battle Mountain.

BATTLE MOUNTAIN CANADA SHARE CAPITAL

     In the event of the consummation of the Transaction, the share capital of Battle Mountain Canada after the Effective Time will have the rights and preferences summarized below. Such summary is qualified in its entirety by reference to the Plan of Arrangement, which is attached as Annex D hereto.

  Battle Mountain Canada Common Shares

     The holders of Battle Mountain Canada Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of Battle Mountain Canada and are entitled to one vote for each share held of record on all matters submitted to a vote of holders of Battle Mountain Canada Common Shares. Subject to the prior rights of the holders of the Exchangeable Shares and any other shares ranking senior to the Common

Shares with respect to priority in the payment of dividends, the holders of Battle Mountain Canada Common Shares are entitled to receive such dividends as may be declared by the Battle Mountain Canada Board of Directors out of funds legally available therefor. Holders of Battle Mountain Canada Common Shares are entitled upon any liquidation, dissolution or winding up of Battle Mountain Canada, subject to the prior rights of the holders of the Exchangeable Shares and to any other shares ranking senior to the Battle Mountain Canada Common Shares, to receive the remaining property and assets of Battle Mountain Canada.

  Battle Mountain Canada Preferred Shares

     The Preferred Shares of Battle Mountain Canada are issuable in series. The directors are empowered to fix the number of shares in and the designation and attributes of each series.

  Battle Mountain Canada Subordinate Shares

     The Subordinate Shares of Battle Mountain Canada are issuable in series. The directors will be empowered to fix the number of shares in and the designation and attributes of each series. The Subordinate Shares of Battle Mountain Canada will rank junior to the Exchangeable Shares to the same extent as the Battle Mountain Canada Common Shares.

  Battle Mountain Canada Exchangeable Shares

     Ranking. The Exchangeable Shares will rank prior to the Battle Mountain Canada Common Shares, Subordinate Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up of Battle Mountain Canada.

     Dividends. Holders of Exchangeable Shares will be entitled to receive dividends equivalent to dividends paid from time to time by Battle Mountain on shares of Battle Mountain Common Stock. The declaration date, record date and payment date for dividends on the Exchangeable Shares will be the same as that for the corresponding dividends on the Battle Mountain Common Stock.

     Certain Restrictions. Except as provided in the next sentence, Battle Mountain Canada will not without the approval of the holders of the Exchangeable Shares as set forth below under "-- Amendment and Approval":

          (a) pay any dividend on the Battle Mountain Canada Common Shares, Subordinate Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Battle Mountain Canada Common Shares, Subordinate Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

          (b) redeem, purchase or make any capital distribution in respect of Battle Mountain Canada Common Shares, Subordinate Shares or any other shares ranking junior to the Exchangeable Shares;

          (c) redeem or purchase any other shares of Battle Mountain Canada ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

          (d) issue any shares other than Exchangeable Shares, Battle Mountain Canada Common Shares, Subordinate Shares, Preferred Shares issuable in connection with the exercise of rights associated with Exchangeable Shares having terms substantially the same as the Rights issued under the Rights Agreement and any other shares not ranking superior to the Exchangeable Shares.

     The restrictions in clauses (a), (b) and (c) above will not apply at any time when the dividends on the outstanding Exchangeable Shares corresponding to dividends declared on the Battle Mountain Common Stock have been declared and paid in full.

     Liquidation of Battle Mountain Canada. In the event of the liquidation, dissolution or winding up of Battle Mountain Canada or any other proposed distribution of the assets of Battle Mountain Canada among its shareholders for the purpose of winding up it affairs, a holder of Exchangeable Shares will be entitled to receive for each Exchangeable Share on the effective date of such liquidation, dissolution or winding up (the "Liquidation Date") an amount to be satisfied by issuance of one share of Battle Mountain Common Stock, plus an additional amount equivalent to the full amount of all declared and unpaid dividends on the Exchangeable Share (the "Liquidation Amount") .

     On or after the Liquidation Date, a holder of Exchangeable Shares may surrender certificates representing such Exchangeable Shares, together with such other documents as may be required, to Battle Mountain Canada's registered office or the office of the transfer agent. Upon receipt of the certificates and other documents and subject to the exercise by Battle Mountain and Battle Mountain Sub of its Liquidation Call Right, Battle Mountain Canada will deliver the Liquidation Amount to such holder at the address recorded in the securities register or by holding the Liquidation Amount for pick up by the holder at Battle Mountain Canada's registered office or the office of the transfer agent, as specified by Battle Mountain Canada in a notice to such holders.

     Upon the occurrence of a liquidation, dissolution or winding up of Battle Mountain Canada, Battle Mountain Sub and Battle Mountain will have the right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by Battle Mountain, Battle Mountain Sub or Canada Holdco) at a purchase price per share equal to the Liquidation Amount and, upon the exercise of the Liquidation Call Right, the holders thereof will be obligated to sell such shares to Battle Mountain Sub or Battle Mountain, as applicable. The purchase by Battle Mountain Sub or Battle Mountain of all of the outstanding Exchangeable Shares upon the exercise of the Liquidation Call Right will occur on the Liquidation Date.

     The Liquidation Call Right may, in general, be exercised, at the election of Battle Mountain, by either Battle Mountain or Battle Mountain Sub, but with respect to a holder who acquires in the Arrangement at least the Minimum Number of Exchangeable Shares and has requested that Battle Mountain execute and deliver a Tax Cooperation Agreement, in accordance with the Combination Agreement, may be exercised only by Battle Mountain Sub unless certain conditions have occurred.

     Upon the occurrence of a Battle Mountain Canada Insolvency Event, the trustee under the Voting, Support and Exchange Trust Agreement on behalf of the holders of Exchangeable Shares will have the right to require Battle Mountain to purchase any or all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by Battle Mountain and certain of its subsidiaries) for the Liquidation Amount as described under "-- Voting, Support and Exchange Trust Agreement -- Optional Exchange Right."

     Automatic Exchange on Liquidation of Battle Mountain. In the event of a Battle Mountain Liquidation Event, Battle Mountain will be required to purchase each outstanding Exchangeable Share (other than Exchangeable Shares held by Battle Mountain, Battle Mountain Sub or Canada Holdco) and holders of Exchangeable Shares will be required to sell the Exchangeable Shares held by them at that time, by exchanging one share of Battle Mountain Common Stock for each such Exchangeable Share, plus an additional amount equivalent to the full amount of all declared and unpaid dividends on the Exchangeable Share.

     Upon a holder's request and surrender of Exchangeable Share certificates, duly endorsed in blank and accompanied by such instrument of transfer as Battle Mountain may reasonably require, Battle Mountain will deliver to such holder certificates representing an equivalent number of shares of Battle Mountain Common Stock plus a check in the amount equivalent to the full amount of all declared and unpaid dividends on the Exchangeable Shares.

     Retraction of Exchangeable Shares by Holders. A holder of Exchangeable Shares will be entitled at any time to require Battle Mountain Canada to redeem any or all of the Exchangeable Shares held by such holder for a retraction price per share to be satisfied by issuance of a share of Battle Mountain Common Stock, plus an additional amount equivalent to the full amount of all declared and unpaid dividends on the Exchangeable Shares, subject to the Retraction Call Rights of Battle Mountain and Battle Mountain Sub described below. Holders of the Exchangeable Shares may effect such retraction by presenting a certificate or certificates to Battle Mountain Canada or its transfer agent representing the number of Exchangeable Shares the holder desires to retract, together with a duly executed Retraction Request specifying the number of Exchangeable Shares the holder wishes to retract and such other documents as may be required to effect the retraction of the

Exchangeable Shares. The retraction will become effective five business days after the date on which Battle Mountain Canada receives the Retraction Request from the holder.

     When a holder requests Battle Mountain Canada to redeem the Exchangeable Shares, Battle Mountain Sub or Battle Mountain will have an overriding Retraction Call Right to purchase all but not less than all of the Exchangeable Shares that the holder has requested Battle Mountain Canada to redeem at a purchase price per share equal to one share of Battle Mountain Common Stock, plus an additional amount equivalent to the full amount of all declared and unpaid dividends on the Exchangeable Share.

     At the time of a Retraction Request by a holder of Exchangeable Shares, Battle Mountain Canada will immediately notify Battle Mountain and Battle Mountain Sub. Battle Mountain or Battle Mountain Sub must then advise Battle Mountain Canada within two business days as to whether the Retraction Call Right will be exercised. If either Battle Mountain or Battle Mountain Sub so advises Battle Mountain Canada within such two business day period, Battle Mountain Canada will notify the holder as soon as possible thereafter that the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the business day preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by Battle Mountain or Battle Mountain Sub nor be redeemed by Battle Mountain Canada. If the holder does not revoke his or her Retraction Request, on the Retraction Date the Exchangeable Shares that the holder has requested Battle Mountain Canada to redeem will be purchased by Battle Mountain or Battle Mountain Sub or redeemed by Battle Mountain Canada, as the case may be, in each case at a purchase price per share equal to one share of Battle Mountain Common Stock, plus an additional amount equivalent to the full amount of all declared and unpaid dividends on the Exchangeable Share.

     The Retraction Call Right may, in general, be exercised, at the election of Battle Mountain, by either Battle Mountain or Battle Mountain Sub, but with respect to a holder who acquires in the Arrangement at least the Minimum Number of Exchangeable Shares and has requested that Battle Mountain execute and deliver a Tax Cooperation Agreement in accordance with the Combination Agreement, may be exercised only by Battle Mountain Sub unless certain conditions have occurred.

     If, as a result of solvency provisions of applicable law, Battle Mountain Canada is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, Battle Mountain Canada will redeem only those Exchangeable Shares tendered by the holder (rounded down to a whole number of shares) as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by Battle Mountain Canada will be deemed to have required Battle Mountain to purchase such unretracted shares in exchange for Battle Mountain Common Stock on the retraction date pursuant to the optional Exchange Right. See "-- Exchange Rights."

     Redemption of Exchangeable Shares. Subject to applicable law and the Redemption Call Right of Battle Mountain or Battle Mountain Sub, on any Optional Redemption Date, Battle Mountain Canada will redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per share equal to a share of Battle Mountain Common Stock, plus an additional amount equivalent to the full amount of all declared and unpaid dividends on the Exchangeable Shares (the "Redemption Price"). Battle Mountain Canada will, at least 120 days prior to the relevant Optional Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the proposed redemption of the Exchangeable Shares by Battle Mountain Canada. On or after the date such proposed redemption is exercised, upon the holder's presentation and surrender of the certificates representing the Exchangeable Shares and such other documents as may be required at the office of the transfer agent or the registered office of Battle Mountain Canada, Battle Mountain Canada will deliver the Redemption Price to the holder at the address of the holder recorded in the securities register or by holding the Redemption Price for pick up by the holder at the registered office of Battle Mountain Canada or the office of the transfer agent as specified in the written notice.

     Battle Mountain and Battle Mountain Sub will be granted a Redemption Call Right, notwithstanding a proposed redemption of the Exchangeable Shares by Battle Mountain Canada on the Optional Redemption Date pursuant to the Exchangeable Share Provisions, to purchase on such Optional Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by Battle

Mountain, Battle Mountain Sub or Canada Holdco) in exchange for the Redemption Price and, upon the exercise of the Redemption Call Right, the holders thereof will be obligated to sell such shares to Battle Mountain Sub or Battle Mountain, as applicable. If either Battle Mountain or Battle Mountain Sub exercises the Redemption Call Right, Battle Mountain Canada's right to redeem the Exchangeable Shares on such Optional Redemption Date will terminate.

     The Redemption Call Right may, in general, be exercised, at the election of Battle Mountain, by either Battle Mountain or Battle Mountain Sub, but with respect to a holder who acquires in the Arrangement at least the Minimum Number of Exchangeable Shares and has requested that Battle Mountain execute and deliver a Tax Cooperation Agreement in accordance with the Combination Agreement, may be exercised only by Battle Mountain Sub unless certain conditions have occurred. If the Redemption Call Right is exercised, Battle Mountain Canada may elect to redeem all then outstanding Exchangeable Shares on a subsequent Optional Redemption Date.

     Voting Rights. Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of Battle Mountain Canada or to vote at any such meeting.

     Amendment and Approval. The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by Battle Mountain, Battle Mountain Sub or any of their direct or indirect subsidiaries) at a meeting of the holders of Exchangeable Shares duly called and held at which holders of at least 50 percent of the then outstanding Exchangeable Shares are present or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than 10 days later) as may be determined at the original meeting and the holders of Exchangeable Shares present or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon will constitute the approval or consent of the holders of the Exchangeable Shares.

     Actions by Battle Mountain Canada under Voting, Support and Exchange Trust Agreement. Under the Exchangeable Share Provisions, Battle Mountain Canada will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by Battle Mountain with its obligations under, the Voting, Support and Exchange Trust Agreement.

  Associated Rights

     Each Exchangeable Share issued in the Arrangement will have an associated right (an "Exchangeable Share Right") entitling the holder of such Exchangeable Share Right to acquire additional Exchangeable Shares on terms substantially the same as the terms and conditions upon which the Rights entitle a holder of a Right to acquire either a Unit of Series A Preferred Stock (essentially the economic equivalent of a share of Battle Mountain Common Stock) or, in certain circumstances, shares of Battle Mountain Common Stock (with the definitions of beneficial ownership, the calculation of percentage ownership and the number of shares outstanding and related provisions applying, as appropriate, to Battle Mountain Common Stock and Exchangeable Shares as though they were the same security). The Exchangeable Share Rights are intended to have characteristics essentially equivalent in economic effect to the Rights. See "THE COMPANIES AFTER THE TRANSACTION -- Battle Mountain Capital Stock -- Battle Mountain Preferred Stock -- Series A Preferred Stock."

VOTING, SUPPORT AND EXCHANGE TRUST AGREEMENT

     The following is a summary description of the material provisions of the Voting, Support and Exchange Trust Agreement and is qualified in its entirety by reference to the full text of the Voting, Support and Exchange Trust Agreement which appears as Annex E hereto.

  Voting Rights

     Pursuant to the Voting, Support and Exchange Trust Agreement, Battle Mountain will issue the Special Voting Share to the Trustee for the benefit of the holders (other than Battle Mountain and certain subsidiaries of Battle Mountain) of the Exchangeable Shares. The Special Voting Share will have a number of votes, which may be cast at any meeting at which Battle Mountain stockholders are entitled to vote, equal to the number of outstanding Exchangeable Shares (other than shares held by Battle Mountain and certain subsidiaries of Battle Mountain). With respect to any written consent sought from the Battle Mountain stockholders, the Special Voting Share will have a like number of votes.

     Each such holder of an Exchangeable Share on the record date for any meeting at which Battle Mountain stockholders are entitled to vote will be entitled to instruct the Trustee to exercise one of the votes attached to the Special Voting Share for such Exchangeable Share. The Trustee will exercise each vote attached to the Special Voting Share only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes. A holder may, upon instructing the Trustee, obtain a proxy from the Trustee entitling the holder to vote directly at the relevant meeting the votes attached to the Special Voting Share to which the holder is entitled.

     The Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Battle Mountain stockholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Trustee to exercise the votes attaching to the Special Voting Share, at the same time as Battle Mountain sends such notice and materials to the Battle Mountain stockholders. The Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by Battle Mountain to the Battle Mountain stockholders at the same time as such materials are sent to the Battle Mountain stockholders. To the extent such materials are provided to the Trustee by Battle Mountain, the Trustee will also send to the holders all materials sent by third parties to Battle Mountain stockholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Battle Mountain stockholders.

     All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Share will cease upon the exchange of all of such holder's Exchangeable Shares for shares of Battle Mountain Common Stock.

  Optional Exchange Right in case of a Battle Mountain Canada Insolvency Event.

     Upon the occurrence and during the continuance of a Battle Mountain Canada Insolvency Event, a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring Battle Mountain to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of a Battle Mountain Canada Insolvency Event or any event which may, with the passage of time or the giving of notice, become a Battle Mountain Canada Insolvency Event, Battle Mountain Canada and Battle Mountain will give written notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will then notify each holder of Exchangeable Shares of such event or potential event and will advise the holder of its rights with respect to the optional Exchange Right.

     The purchase price payable by Battle Mountain for each Exchangeable Share to be purchased under the optional Exchange Right will be satisfied by issuance of one share of Battle Mountain Common Stock plus an additional amount equivalent to the full amount of all declared and unpaid dividends on the Exchangeable Share.

     If, as a result of solvency provisions of applicable law, Battle Mountain Canada is unable to redeem all of the Exchangeable Shares tendered for retraction by a holder in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the optional Exchange Right with respect to the unredeemed Exchangeable Shares and Battle Mountain will be required to purchase such shares from the holder in the manner set forth above.

  Battle Mountain Support Obligation

     Under the Voting, Support and Exchange Trust Agreement, Battle Mountain will agree that: (i) it will not declare or pay dividends on the Battle Mountain Common Stock unless Battle Mountain Canada is able to and simultaneously pays an equivalent dividend on the Exchangeable Shares; (ii) it will advise Battle Mountain Canada in advance of the declaration of any dividend on the Battle Mountain Common Stock and ensure that the declaration date, record date and payment date for dividends on the Exchangeable Shares are the same as that for the Battle Mountain Common Stock and that such dates will correspond with any requirement of the stock exchange on which the Exchangeable Shares are then listed; (iii) it will ensure that the record date for any dividend declared on the Battle Mountain Common Stock is not less than 10 business days after the declaration date for such dividend or such shorter period within which applicable law may be complied with; (iv) it will take all actions and do all things necessary to ensure that Battle Mountain Canada is able to pay to the holders of the Exchangeable Shares the equivalent number of shares of Battle Mountain Common Stock plus any additional amount equivalent to the full amount of all unpaid dividends on the Exchangeable Shares in the event of a liquidation, dissolution or winding up of Battle Mountain Canada, a retraction request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by Battle Mountain Canada; (v) it will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding up of Battle Mountain Canada; and (vi) it will enable Battle Mountain Canada to maintain a listing for the Exchangeable Shares on a Canadian stock exchange.

     The Voting, Support and Exchange Trust Agreement also provides that, without the prior approval of Battle Mountain Canada and the holders of the Exchangeable Shares as set forth under "-- Battle Mountain Canada Share
Capital -- Battle Mountain Canada Exchangeable Shares -- Amendment and Approval," Battle Mountain will not distribute additional shares of Battle Mountain Common Stock or rights to subscribe therefor or other property or assets to all or substantially all holders of shares of Battle Mountain Common Stock, nor change the Battle Mountain Common Stock, unless the same or an economically equivalent distribution on, change to or offer for the Exchangeable Shares (or in the rights of the holders thereof) is made simultaneously. The Battle Mountain Canada Board of Directors is conclusively empowered to determine in good faith and in its sole discretion whether any corresponding distribution on or change to the Exchangeable Shares is the same as or economically equivalent to any proposed distribution on or change to the Battle Mountain Common Stock. In the event of any proposed tender offer, share exchange offer, issuer bid, take-over bid or similar transaction affecting the Battle Mountain Common Stock, Battle Mountain will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the holders of Battle Mountain Common Stock.

     The Voting, Support and Exchange Trust Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Battle Mountain, Battle Mountain Sub or any of their subsidiaries, Battle Mountain will, unless approval to do otherwise is obtained from the holders of the Exchangeable Shares, remain the direct or indirect beneficial owner of at least 50.1% of all issued and outstanding securities of Battle Mountain Canada having voting rights (excluding the Exchangeable Shares).

     With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of each of Battle Mountain, Battle Mountain Canada and the Trustee and its counsel are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting, Support and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares as set forth under

"-- Battle Mountain Canada Share Capital -- Exchangeable Shares of Battle Mountain Canada -- Amendment and Approval."

     Under the Voting, Support and Exchange Trust Agreement, Battle Mountain has agreed not to exercise any voting rights attached to the Exchangeable Shares owned by it or any of its direct or indirect subsidiaries on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Voting, Support and Exchange Trust Agreement).

  Delivery of Battle Mountain Common Stock

     Battle Mountain will ensure that all shares of Battle Mountain Common Stock to be delivered by it or Battle Mountain Sub under the Voting, Support and Exchange Trust Agreement or the Plan of Arrangement are duly registered, qualified or approved under applicable Canadian and United States securities laws, if required, so that such shares may be freely traded by the holders thereof (other than any restriction on transfer by reason of a holder being a "control person" of Battle Mountain Canada for purposes of Canadian law or an "affiliate" of Battle Mountain or, prior to the Effective Date, of Hemlo Gold for purposes of United States law). In addition, Battle Mountain will take all actions necessary to cause all such shares of Battle Mountain Common Stock to be listed or quoted for trading on all stock exchanges or quotation systems on which outstanding shares of Battle Mountain Common Stock are then listed or quoted for trading.

INDEPENDENT ACCOUNTANTS

     In the event that the proposal requesting ratification of Price Waterhouse LLP as Battle Mountain's independent accountants is approved, Price Waterhouse LLP will be the independent accountants of all of Battle Mountain and its subsidiaries, including Battle Mountain Canada, but excluding Niugini Mining and its subsidiaries.

TRANSFER AGENTS AND REGISTRARS

     The R-M Trust Company at its offices in Montreal, Toronto and Vancouver will be the transfer agent and registrar for Battle Mountain Canada. The Bank of New York at its office in New York, New York will be the transfer agent and registrar for Battle Mountain.

                 TAX CONSIDERATIONS TO HEMLO GOLD SHAREHOLDERS

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS TO HEMLO GOLD SHAREHOLDERS

     In the opinion of McCarthy Tetrault, counsel for Hemlo Gold, the following is a summary of the principal Canadian federal income tax considerations under the Canadian Tax Act generally applicable to Hemlo Gold shareholders who, for purposes of the Canadian Tax Act, hold their Hemlo Gold Common Shares and will hold their Exchangeable Shares and Battle Mountain Common Stock as capital property and deal at arm's length with Hemlo Gold, Battle Mountain and Battle Mountain Sub. This summary does not apply to a shareholder with respect to whom Battle Mountain or Battle Mountain Sub is or will be a foreign affiliate within the meaning of the Canadian Tax Act or who holds more than 10 percent of the Hemlo Gold Common Shares.

     The shares will generally be considered to be capital property to a shareholder unless held in the course of carrying on a business, in an adventure in the nature of trade or as "mark-to-market" property for purposes of the Canadian Tax Act. Shareholders who are resident in Canada and whose Hemlo Gold Common Shares or Exchangeable Shares might not otherwise qualify as capital property may be entitled to obtain such qualification by making the irrevocable election provided by subsection 39(4) of the Canadian Tax Act. Shareholders who do not hold their shares as capital property should consult their own tax advisers regarding their particular circumstances and, in the case of certain "financial institutions" (as defined in the Canadian Tax Act), the potential application to them of the special "mark-to-market" rules in the Canadian Tax Act, as the following discussion does not apply to such shareholders.

     This summary is based on the Canadian Tax Act, the regulations thereunder, the Canada-United States Income Tax Convention (the "Tax Treaty") and counsel's understanding of the administrative practices published by Revenue Canada, Customs, Excise and Taxation ("Revenue Canada"), all in effect as of the date of this Joint Proxy Statement. This summary takes into account specific proposals to amend the Canadian Tax Act and regulations announced prior to the date hereof (the "Tax Proposals"), although no assurances can be given that the Tax Proposals will be enacted in the form presented, or at all. This summary does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein. No advance income tax ruling has been obtained from Revenue Canada to confirm the tax consequences of any of the transactions described herein.

     THIS SUMMARY IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR HEMLO GOLD SHAREHOLDER. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE ARRANGEMENT IN THEIR PARTICULAR CIRCUMSTANCES.

     In computing a shareholder's liability for tax under the Canadian Tax Act, any cash amounts received by the shareholder in U.S. dollars must be converted into the Canadian Dollar Equivalent, and the amount of any non-cash consideration received by the shareholder must be expressed in Canadian dollars, generally determined at the time such consideration is received.

SHAREHOLDERS RESIDENT IN CANADA

     The following portion of the summary is applicable to Hemlo Gold shareholders who, for purposes of the Canadian Tax Act, are resident or deemed to be resident in Canada.

  Exchange of Hemlo Gold Common Shares for Exchangeable Shares

     So long as, at the Effective Time, the aggregate adjusted cost base of a holder's Hemlo Gold Common Shares exceeds the sum of (i) any cash received in respect of a fractional Exchangeable Share and (ii) the fair market value of the Ancillary Rights acquired by such holder in connection with the exchange and net of any reasonable costs of disposition, such holder will not realize a capital gain for purposes of the Canadian Tax Act on the exchange. To the extent that such sum, net of any reasonable costs of disposition, exceeds the aggregate adjusted cost base of such holder's Hemlo Gold Common Shares, such holder will realize a capital gain for purposes of the Canadian Tax Act. The taxation of capital gains is described below under "-- Taxation of Capital Gain or Capital Loss" in respect of a redemption or exchange of Exchangeable Shares.

     Hemlo Gold shareholders that participate in the Arrangement will initially receive Exchangeable Shares and Ancillary Rights. A shareholder will be deemed to have acquired

           (a) the Exchangeable Shares for a cost equal to the amount, if any, by which the adjusted cost base to such holder of the Hemlo Gold Common Shares exceeds the sum of (i) the fair market value of the Ancillary Rights in respect of the shareholder's Exchangeable Shares and (ii) any cash received by the holder in lieu of a fractional Exchangeable Share; and

          (b) the Ancillary Rights in respect of the shareholder's Exchangeable Shares for a cost equal to their fair market value.

     For these purposes, a holder of Hemlo Gold Common Shares will be required to determine the fair market value of the Ancillary Rights on a reasonable basis for purposes of the Canadian Tax Act. Hemlo Gold is of the view and has advised counsel that the Ancillary Rights have only nominal value. Therefore, a holder of Hemlo Gold Common Shares should not realize a capital gain on the exchange of Hemlo Gold Common Shares for Exchangeable Shares. Such determinations of value are not binding on Revenue Canada and counsel can express no opinion on matters of factual determination such as this.

  Call Rights

     Hemlo Gold is of the view and has advised counsel that the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right have nominal value and that accordingly, no amount should be allocated to the Call Rights. On this basis, no shareholder should realize a gain at the time that any of such rights are granted to Battle Mountain and Battle Mountain Sub. Such determinations of value are not binding on Revenue Canada and counsel can express no opinion on matters of factual determination such as this.

  Dividends

     i. Exchangeable Shares

     In the case of a shareholder who is an individual, dividends received or deemed to be received on the Exchangeable Shares will be included in computing the shareholder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

     Subject to the discussion below as to the denial of the dividend deduction, in the case of a shareholder that is a corporation, other than a "specified financial institution" as defined in the Canadian Tax Act, dividends received or deemed to be received on the Exchangeable Shares will be included in computing the corporation's income and will normally be deductible in computing its taxable income. A corporation is a specified financial institution for purposes of the Canadian Tax Act if it is a bank, a trust company, a credit union, an insurance corporation or a corporation whose principal business is the lending of money to persons with whom the corporation is dealing at arm's length or the purchasing of debt obligations issued by such persons or a combination thereof, and corporations controlled by or related to such entities.

     In the case of a shareholder that is a specified financial institution, such a dividend will be deductible in computing its taxable income only if either:

           (i) the specified financial institution did not acquire the Exchangeable Shares in the ordinary course of the business carried on by such institution; or

          (ii) at the time of the receipt of the dividend by the specified financial institution, the Exchangeable Shares are listed on a prescribed stock exchange in Canada (which currently includes the TSE) and the specified financial institution, either alone or together with persons with whom it does not deal at arm's length, does not receive (or is not deemed to receive) dividends in respect of more than 10 percent of the issued and outstanding Exchangeable Shares.

     A shareholder that is a "private corporation" (as defined in the Canadian Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Canadian Tax Act to pay a refundable tax of 33 1/3 percent on dividends received or deemed to be received on the Exchangeable Shares to the extent that such dividends are deductible in computing the shareholder's taxable income.

     If Battle Mountain, Battle Mountain Sub or any other person with whom Battle Mountain does not deal at arm's length is a specified financial institution at a point in time that a dividend is paid on an Exchangeable Share, then, subject to the exemption described below, dividends received or deemed to be received by a shareholder that is a corporation will not be deductible in computing taxable income but will be fully includable in taxable income under
Part I of the Canadian Tax Act. A shareholder that is a "Canadian-controlled private corporation" (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax of 6 2/3 percent on dividends or deemed dividends that are not deductible in computing taxable income. As set forth and qualified in the Combination Agreement, Battle Mountain has represented that neither it nor any person with whom it does not deal at arm's length is a specified financial institution as of the Effective Date. Battle Mountain intends to endeavor to avoid such status in the future, although there can be no assurances that this status will not change prior to any receipt or deemed receipt of any dividend by a corporate shareholder.

     This denial of the dividend deduction for a corporate shareholder will not in any event apply if, at the time a dividend is received or deemed to be received, the Exchangeable Shares are listed on a prescribed stock exchange (which currently includes the TSE), Battle Mountain controls Hemlo Gold, and the recipient (together with persons with whom the recipient does not deal at arm's length or any partnership or trust of which the recipient or person is a member or beneficiary, respectively) does not receive dividends on more than 10 percent of the issued and outstanding Exchangeable Shares.

     The Exchangeable Shares will be "taxable preferred shares" and "short-term preferred shares" for purposes of the Canadian Tax Act. Accordingly, Hemlo Gold will be subject to a 66 2/3 percent tax under Part VI.1 of the Canadian Tax Act on dividends paid or deemed to be paid on the Exchangeable Shares and will be entitled to deduct 9/4 of the tax payable in computing its taxable income under
Part I of the Canadian Tax Act.

     ii. Battle Mountain Common Stock

     Dividends on Battle Mountain Common Stock will be included in the recipient's income for the purposes of the Canadian Tax Act. Such dividends received by an individual shareholder will not be subject to the gross-up and dividend tax credit rules in the Canadian Tax Act. A corporation that is a shareholder will include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income. A shareholder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3 percent on dividends. United States non-resident withholding tax on such dividends will be eligible for foreign tax credit or deduction treatment where applicable under the Canadian Tax Act.

  Redemption or Exchange of Exchangeable Shares

     On the redemption (including a retraction) of an Exchangeable Share by Hemlo Gold, the holder of an Exchangeable Share will be deemed to have received a dividend equal to the amount, if any, by which the redemption proceeds (the fair market value at that time of Battle Mountain Common Stock received by the shareholder from Hemlo Gold on the redemption plus the amount of any accrued but unpaid dividends on the Exchangeable Share) exceeds the paid-up capital (for purposes of the Canadian Tax Act) at that time of the Exchangeable Share so redeemed. The amount of any such deemed dividend will be subject to the tax treatment described above under "-- Dividends -- Exchangeable Shares." On the redemption, the holder of an Exchangeable Share will also be considered to have disposed of the Exchangeable Share for proceeds of disposition equal to the redemption proceeds less the amount of such deemed dividend. A holder will in general realize a capital loss (or a capital gain) equal to the amount by which the adjusted cost base to the holder of the Exchangeable Share exceeds (or is less than) such proceeds of disposition. See "-- Taxation of Capital Gain or Capital Loss" below. In the case of a shareholder that is a corporation, in some circumstances the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

     On the exchange of an Exchangeable Share by the holder thereof with Battle Mountain or Battle Mountain Sub for Battle Mountain Common Stock, the holder will in general realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Exchangeable Share, net any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Exchangeable Share. For these purposes, the proceeds of disposition will be the fair market value of Battle Mountain Common Stock at the time of the exchange plus the amount of any accrued but unpaid dividends on the Exchangeable Share received by the holder as part of the exchange consideration. See "-- Taxation of Capital Gain or Capital Loss" below.

  Taxation of Capital Gain or Capital Loss

     Three-quarters of any such capital gain (the "taxable capital gain") realized on a retraction, redemption or exchange of Exchangeable Shares or disposition of Battle Mountain Common Stock will be included in the shareholder's income for the year of disposition. Three-quarters of any capital loss so realized (the "allowable capital loss") may be deducted by the holder against taxable capital gains for the year of disposition. Any excess of allowable capital losses over taxable capital gains of the shareholder for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years.

     Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Canadian Tax Act. A shareholder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3 percent on taxable capital gains.

     If the holder of an Exchangeable Share is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of an Exchangeable Share may be reduced by the amount of dividends received or deemed to have been received by it on such share or on the Hemlo Gold Common Shares previously owned by such holder, to the extent and under circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Exchangeable Shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns Exchangeable Shares.

  Acquisition and Disposition of Battle Mountain Common Stock

     The cost of Battle Mountain Common Stock received on the retraction, redemption or exchange of an Exchangeable Share will be equal to the fair market value of Battle Mountain Common Stock at the time of such event.

     A disposition or deemed disposition of Battle Mountain Common Stock by a holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of Battle Mountain Common Stock.

  Foreign Property Information Reporting

     A holder of Battle Mountain Common Stock who is a "specified Canadian entity" (as defined in the Tax Proposals) and whose cost amount for such shares at any time in a year or fiscal period exceeds C$100,000 will be required to file an information return in respect of such shares disclosing the holder's cost amount, any dividends received in the year and any gains or losses realized in the year in respect of such shares. A specified Canadian entity means a taxpayer resident in Canada in the year, other than a corporation or a trust exempt from tax under Part I of the Canadian Tax Act, a non-resident-owned investment corporation, a mutual fund corporation, a mutual fund trust and certain other trusts and partnerships.

  Dissenting Shareholders

     A dissenting Hemlo Gold shareholder will be considered to have realized a deemed dividend and capital gain (or capital loss) based on proceeds equal to the fair value of the Hemlo Gold Common Shares held by such holder determined as of the appropriate date, computed as generally described above in the case of a redemption (including a retraction) of an Exchangeable Share by Hemlo Gold for Battle Mountain Common Stock under "-- Redemption or Exchange of Exchangeable Shares." The amount of any such deemed dividend received by an individual will be included in computing the individual's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. The amount of any such deemed dividend received by a corporation (except to the extent that it may in some circumstances be treated as proceeds of disposition and not as a dividend) will be included in computing its income, will normally be deductible in computing its taxable income and may be subject to tax under Part IV of the Canadian Tax Act if received by a private corporation and certain other corporations as described under "-- Dividends -- (i) Exchangeable Shares" above. Dissenting Hemlo Gold shareholders should consult their own tax advisors in respect of the treatment of such deemed dividends. Additional income tax considerations may be relevant to dissenting Hemlo Gold shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent.

SHAREHOLDERS NOT RESIDENT IN CANADA

     The following portion of the summary is applicable to holders of Hemlo Gold Common Shares who, for purposes of the Canadian Tax Act, have not been and will not be resident or deemed to be resident in Canada at any time while they have held Hemlo Gold Common Shares or will hold Exchangeable Shares or Battle Mountain Common Stock and to whom such shares are not "taxable Canadian property" (as defined in the Canadian Tax Act) and who do not use or hold and are not deemed to use or hold such shares in connection with carrying on a business in Canada.

     Generally, Hemlo Gold Common Shares, Exchangeable Shares and Battle Mountain Common Stock will not be taxable Canadian property provided that such shares are listed on a prescribed stock exchange (which currently includes the TSE and NYSE), the holder does not use or hold, and is not deemed to use or hold, such shares, in connection with carrying on a business in Canada and the holder, alone or together with persons with whom such holder does not deal at arm's length, has not owned (or had under option) 25 percent or more of the issued shares of any class or series of the capital stock of Hemlo Gold or Battle Mountain at any time within five years preceding the date of disposition. Hemlo Gold has applied for the listing of the Exchangeable Shares on the TSE and Battle Mountain has indicated that it intends to use its best efforts to cause Hemlo Gold to maintain such listing. Battle Mountain has indicated that it will maintain the listing of Battle Mountain Common Stock on the NYSE or another prescribed stock exchange.

     A holder of Hemlo Gold Common Shares will not be subject to tax under the Canadian Tax Act on the exchange of Hemlo Gold Common Shares for Exchangeable Shares, on the exchange of an Exchangeable Share for Battle Mountain Common Stock (except to the extent the exchange results in a redemption of an Exchangeable Share) or on the sale or other disposition of an Exchangeable Share or Battle Mountain Common Stock. A holder whose Exchangeable Shares are redeemed (either under Hemlo Gold's redemption right or pursuant to the holder's retraction rights) will be deemed to receive a dividend as described above for shareholders resident in Canada under "-- Redemption or Exchange of Exchangeable Shares." The amount of such deemed dividend will be subject to the tax treatment accorded to dividends described below.

     Dividends paid or deemed to be paid on the Exchangeable Shares are subject to non-resident withholding tax under the Canadian Tax Act at the rate of 25 percent, although such rate may be reduced under the provisions of an applicable income tax treaty. Under the Tax Treaty, the rate is generally reduced to 15 percent in respect of dividends paid to a person who is the beneficial owner and who is resident in the United States for purposes of the Tax Treaty.

     A dissenting Hemlo Gold shareholder will be considered to have realized a deemed dividend computed as generally described above in the case of shareholders resident in Canada. See "-- Shareholders Resident in
Canada -- Dissenting Shareholders" above. The amount of any such deemed dividend will be subject to the tax treatment accorded to dividends described immediately above. Additional income tax considerations may be relevant to dissenting Hemlo Gold shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent.

UNITED STATES FEDERAL TAX CONSIDERATIONS TO HEMLO GOLD SHAREHOLDERS

     The following summary of the principal United States federal income tax considerations generally applicable to a United States Holder (as defined below) arising from and relating to the Arrangement, including the receipt and ownership of Exchangeable Shares and Battle Mountain Common Stock, represents the opinion of Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), United States counsel to Hemlo Gold ("Fried Frank"), insofar as it relates to matters of United States federal income tax law and legal conclusions with respect thereto.

     As used herein, a United States Holder includes a Hemlo Gold shareholder who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States, or of any political subdivision thereof, or an estate or trust the income of which is includible in its gross income for United States federal income tax purposes without regard to its source, but excludes persons subject to special provisions of United States federal income tax law, such as tax-exempt

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

organizations, financial institutions, insurance companies, broker-dealers, persons having a "functional currency" other than the United States dollar, Hemlo Gold shareholders who hold Hemlo Gold shares as part of a straddle, wash sale, hedging or conversion transaction (other than by virtue of their participation in the Arrangement) and Hemlo Gold shareholders who acquired their Hemlo Gold shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to United States Holders who hold Hemlo Gold shares as capital assets and who own, actually or constructively, less than 5 percent of the Hemlo Gold Common Shares.

     This summary is based on United States federal income tax law in effect as of the date of this Joint Proxy Statement. No statutory, judicial or administrative authority exists which directly addresses certain of the United States federal income tax consequences of the issuance and ownership of instruments and rights comparable to the Exchangeable Shares, the Ancillary Rights granted to the Hemlo Gold shareholders and the Call Rights. Consequently, as discussed more fully below, some aspects of the United States federal income tax treatment of the Arrangement, including the receipt and ownership of Exchangeable Shares and the exchange of Exchangeable Shares for shares of Battle Mountain Common Stock, are not certain. No advance income tax ruling has been sought or obtained from the United States Internal Revenue Service (the "IRS") regarding the tax consequences of any of the transactions described herein.

     This summary does not address aspects of United States taxation other than United States federal income taxation under the U.S. Code, nor does it address all aspects of United States federal income taxation that may be applicable to a particular United States Holder in light of the United States Holder's particular circumstances. In addition, this summary does not address the United States state or local tax consequences or the foreign tax consequences of the Arrangement or the receipt and ownership of the Exchangeable Shares or shares of Battle Mountain Common Stock.

     UNITED STATES HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF THE ARRANGEMENT, INCLUDING THE RECEIPT AND OWNERSHIP OF EXCHANGEABLE SHARES, ANCILLARY RIGHTS AND SHARES OF BATTLE MOUNTAIN COMMON STOCK.

  Characterization of the Arrangement for United States Federal Income Tax Purposes

     There is no direct authority addressing the proper treatment of the Arrangement for United States federal income tax purposes and therefore the conclusions contained in the discussion below are subject to significant uncertainty. There can be no assurance that the IRS would not challenge the characterization of the Arrangement discussed below, or that, if challenged, a court would not agree with the IRS.

  Receipt of Exchangeable Shares

     Hemlo Gold shareholders that participate in the Arrangement will initially receive Exchangeable Shares and Ancillary Rights (and may be deemed to grant certain of the Call Rights). It is a condition to the obligation of Hemlo Gold to consummate the Arrangement that Hemlo Gold shall have received an opinion from Fried Frank, in form and substance reasonably satisfactory to Hemlo Gold, to the effect that, although not free from doubt, the Arrangement should generally be treated as a "reorganization" within the meaning of Section 368(a)(1)(E) of the U.S. Code, and accordingly, a United States Holder generally should not recognize gain or loss to the extent that Exchangeable Shares are received in exchange for Hemlo Gold Common Shares, except as otherwise provided herein.

     United States Holders will nevertheless recognize gain or loss equal to the difference, if any, between the amount of cash received in lieu of a fractional share interest and the tax basis of the Hemlo Gold Common Shares allocated to the holder's fractional share interest. Such gain or loss will constitute capital gain or loss and will be long-term capital gain or loss if the fractional share interest exchanged has been held for more than one year at the time cash is received in lieu thereof.

     The tax basis of the Exchangeable Shares received by a United States Holder generally should be equal to the tax basis of the Hemlo Gold Common Shares surrendered pursuant to the Arrangement, reduced by the tax basis allocated to
(i) fractional share interests for which cash is received and (ii) Hemlo Gold Common Shares, if any, deemed to have been exchanged for the Ancillary Rights (as discussed below). The holding period of Exchangeable Shares in the hands of a United States Holder should include the holding period of the Hemlo Gold Common Shares converted pursuant to the Agreement.

     To the extent that the Arrangement was not treated as a reorganization within the meaning of Section 368(a) of the U.S. Code, a United States Holder would generally recognize gain (or loss) equal to the difference between such United States Holder's adjusted tax basis in the Hemlo Gold Common Shares exchanged and the aggregate fair market value of the consideration received therefor. Battle Mountain and Hemlo Gold intend that the Arrangement be treated as a reorganization within the meaning of Section 368(a)(1)(E) of the U.S. Code and the balance of the discussion below assumes that the Arrangement will be so treated.

     Hemlo Gold believes that the Ancillary Rights received and any Call Rights deemed to be granted by Hemlo Gold shareholders pursuant to the Combination Agreement and the Arrangement generally will have only nominal value and, therefore, that their receipt or grant, as the case may be, should not result in any material United States federal income tax consequences, although the value of such rights could vary depending on the circumstance of a particular Hemlo Gold shareholder. It is possible, however, that the IRS could take the position that the Ancillary Rights and the Call Rights have greater than nominal value and that the transfer or receipt of such rights is taxable. In such event, the receipt of the Ancillary Rights and the grant of certain of the Call Rights could generate taxable gain or loss. Such gain or loss would generally be capital gain or loss, unless the IRS were successfully to assert that the Ancillary Rights were transferred to the United States Holder by Hemlo Gold in redemption of a portion of the United States Holder's Hemlo Gold Common Shares.

     If the IRS successfully asserted that the Ancillary Rights have greater than nominal value and such rights are deemed to have been transferred by Hemlo Gold in redemption of Hemlo Gold Common Shares, a United States Holder would recognize dividend income equal to the value of the Ancillary Rights to the extent of the accumulated earnings and profits of Hemlo Gold (as determined under United States federal income tax principles), unless such deemed redemption is either "not essentially equivalent to a dividend" or "substantially disproportionate" (as such terms are defined in Section 302(b) of the U.S. Code). If the deemed redemption is "substantially disproportionate" or "not essentially equivalent to a dividend," any gain recognized by a United States Holder would be capital gain. United States Holders should consult their tax advisors with respect to the potential tax consequences of the receipt of the Ancillary Rights pursuant to the Arrangement.

  Proposed Legislation

     Provisions contained in the Clinton Administration's fiscal year 1997 budget proposal (the "Proposal"), as submitted to the United States Congress on March 19, 1996, could affect the federal income tax consequences to United States Holders described above. Under the Proposal, if there is a "constructive sale" of an "appreciated financial position" a taxpayer would recognize gain as if such appreciated financial position were sold for its fair market value on the date of such constructive sale. For this purpose, an "appreciated financial position" would include ownership of appreciated stock. A taxpayer would be treated as having made a constructive sale of the appreciated financial position if the taxpayer (or a related person) either enters into one or more "positions" with respect to the same or substantially identical property which, for some period, substantially eliminate both risk of loss and opportunity for gain on the appreciated financial position (the "risk/reward" test) or enters into any other transaction that was marketed or sold as being economically equivalent to any transaction that satisfies the risk/reward test. A "position" in property means an interest in or with respect to such property, including a futures or forward contract, a short sale, or an option. The granting of a call option, or the acquisition of a put option, is a position which would satisfy the risk/reward test only if there is substantial certainty that such call or put option would be exercised. Under the Proposal, the new constructive sale rule would apply to constructive sales occurring after enactment of the provision and

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

to constructive sales occurring after January 12, 1996 that were not closed prior to 30 days after the date of the enactment. However, the chairmen of the House Ways and Means and Senate Finance Committees of the United States House of Representatives and Senate, respectively, issued a joint statement on March 29, 1996 saying that the effective date of any of the revenue proposals included in the Clinton Administration's fiscal year 1997 budget proposal would be no earlier than the date of appropriate congressional action.

     The application of the constructive sale rule contained in the Proposal to the receipt of Exchangeable Shares upon conversion of Hemlo Gold Common Shares is uncertain. In addition, it is uncertain at present whether (a) any constructive sale rule will be enacted, and, if so, whether such enacted rule will be substantially similar to the constructive sale rule contained in the Proposal, (b) any such enactment will retain the effective date rules contained in the Proposal, and (c) the receipt of Exchangeable Shares upon conversion of Hemlo Gold Common Shares would be within the scope of any enacted constructive sale rule.

  Requirement of Notice Filing

     Any United States Holder that receives Exchangeable Shares in exchange for Hemlo Gold Common Shares will be required to file a notice with the IRS on or before the last date for filing a United States federal income tax return for the holder's taxable year in which the Arrangement occurs. The notice must contain certain information specifically enumerated in Section 7.367(b)-1 of the United States Treasury regulations, and United States Holders are advised to consult their tax advisors for assistance in preparing such notice.

     If a United States Holder required to give notice as described above fails to give such notice, and if the United States Holder further fails to establish reasonable cause for the failure, then the Commissioner of the IRS (the "Commissioner") will be required to determine, based on all the facts and circumstances, whether the conversion of Hemlo Gold Common Shares into Exchangeable Shares is eligible for nonrecognition of gain treatment. In making this determination, the Commissioner may conclude (i) that the conversion is eligible for nonrecognition of gain treatment, despite such noncompliance, (ii) that the conversion is eligible for nonrecognition of gain treatment, provided that certain other conditions imposed by the United States Treasury regulations are satisfied, or (iii) that the conversion is not eligible for nonrecognition of gain treatment and that any gain recognized will be taken into account for purposes of increasing the tax basis of the Exchangeable Shares received pursuant to the Combination Agreement and the Arrangement. Nevertheless, the failure of any one United States Holder to satisfy the foregoing notice requirements should not prevent other United States Holders that do satisfy such requirements from receiving nonrecognition treatment with respect to the conversion of their Hemlo Gold Common Shares into Exchangeable Shares pursuant to the Arrangement.

  Exchange of Exchangeable Shares

     A United States Holder that exercises such holder's right to exchange its Exchangeable Shares for shares of Battle Mountain Common Stock generally will (subject to the discussion below) recognize gain or loss on such exchange. Such gain or loss will be equal to the difference between the fair market value of the shares of Battle Mountain Common Stock at the time of the exchange and the United States Holder's tax basis in the Exchangeable Shares surrendered. The gain or loss will generally be capital gain or loss, except that, with respect to any declared but unpaid dividends on the Exchangeable Shares, ordinary income may be recognized. Capital gain or loss will generally be long-term capital gain or loss if the Exchangeable Shares (together with the Hemlo Gold Common Shares surrendered therefor in the Arrangement) have been held for more than one year at the time of the exchange. A United States Holder will have a tax basis in the shares of Battle Mountain Common Stock received equal to the fair market value of such shares at the time of the exchange. The holding period for such shares will begin on the day after the exchange. The IRS could assert, however, that the Exchangeable Shares and certain of the rights associated therewith constitute "offsetting positions" for purposes of the straddle rules set forth in Section 1092 of the U.S. Code. In such case, the holding period of the Exchangeable Shares would not increase while held by a United States Holder (and interest incurred in carrying the Exchangeable Shares would not be deductible by a United States Holder). Under certain limited circumstances, the exchange by a United States Holder of Exchangeable Shares for shares of Battle Mountain Common Stock may be characterized as a tax-free exchange. Whether an exchange

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

would be tax-free will depend upon the facts and circumstances existing at the time of the exchange and cannot be accurately predicted at the time of this Joint Proxy Statement.

     For United States federal income tax purposes, gain realized on the exchange of Exchangeable Shares for shares of Battle Mountain Common Stock generally will be treated as United States source gain, except that, under the terms of the Tax Treaty, such gain may be treated as sourced in Canada. Any Canadian tax imposed on the exchange may be available as a credit against United States federal income taxes, subject to applicable limitations. A United States Holder that is ineligible for a foreign tax credit with respect to any Canadian tax paid may be entitled to a deduction therefor in computing United States taxable income

  Distributions on the Exchangeable Shares

     A United States Holder of Exchangeable Shares generally will be required to include in gross income as ordinary income dividends paid on the Exchangeable Shares to the extent paid out of the earnings and profits of Hemlo Gold, as determined under United States federal income tax principles. Such dividends paid in Canadian dollars will be includible in the income of a United States Holder in a United States dollar amount calculated by reference to the exchange rate in effect on the date the dividends are distributed. United States Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Canadian dollars received which are not converted into United States dollars on such date. Dividends should generally be treated as foreign source passive income for foreign tax credit limitation purposes. Under the current Tax Treaty, such distributions will be subject to Canadian withholding tax at a maximum rate of 15 percent. Subject to certain limitations of United States federal income tax law, a United States Holder should generally be entitled to either a credit against such holder's United States federal income tax liability or a deduction in computing United States taxable income for Canadian income taxes withheld from distributions with respect to the Exchangeable Shares.

  Dissenters

     A United States Holder who exercises such holder's right to dissent from the Arrangement should recognize gain or loss on the exchange of such holder's Hemlo Gold Common Shares for cash in an amount equal to the difference between the amount of cash received (other than amounts, if any, which are or are deemed to be interest for federal income tax purposes, which amounts will be taxed as ordinary income) and such holder's basis in the Hemlo Gold Common Shares. Such gain or loss will be capital gain or loss if the Hemlo Gold Common Shares were held as capital assets at the time of the Effective Time and will be long-term capital gain or loss if the Hemlo Gold Common Shares have been held for more than one year at such time.

  Passive Foreign Investment Company Considerations

     For United States federal income tax purposes, Hemlo Gold generally will be classified as a passive foreign investment company (a "PFIC") for any taxable year ending prior to consummation of the Arrangement during which either (i) 75 percent or more of its gross income is passive income (as defined for United States federal income tax purposes) or (ii) on average for such taxable year, 50 percent or more of its assets (by value) produce or are held for the production of passive income. For purposes of applying the foregoing tests, the assets and gross income of Hemlo Gold's significant subsidiaries will be attributed to Hemlo Gold.

     While there can be no assurance with respect to the classification of Hemlo Gold as a PFIC, Hemlo Gold believes that it did not constitute a PFIC during its taxable years ending prior to consummation of the Arrangement. Currently, Hemlo Gold and Battle Mountain intend to endeavor to cause Hemlo Gold to avoid PFIC status in the future, although there can be no assurance that they will be able to do so or that their intent will not change. Moreover, in connection with the transactions contemplated herein, no opinion will be rendered regarding Hemlo Gold's status as a PFIC.

     For purposes of applying the 50 percent asset test following the Arrangement, Hemlo Gold's assets must be measured by their adjusted tax bases (as calculated in order to compute earnings and profits for United

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

States federal income tax purposes) instead of by value, subject to certain adjustments. As a result, it is possible that Hemlo Gold could be a PFIC for taxable years ending after the Arrangement even though less than 50 percent of Hemlo Gold's assets (measured by the fair market value of such assets) do not constitute passive assets. After the Arrangement, Hemlo Gold intends to monitor its status regularly, and promptly following the end of each taxable year, Hemlo Gold will endeavor to notify United States Holders of Exchangeable Shares if it believes that Hemlo Gold was a PFIC for that taxable year.

     If Hemlo Gold were a PFIC at any time during a particular United States Holder's holding period for its Hemlo Gold Common Shares, is not a PFIC following the Arrangement, and a United States Holder had not made an election to treat Hemlo Gold as a qualified electing fund (a "QEF Election") for all taxable years included in the United States Holder's holding period in which Hemlo Gold was a PFIC, then, under proposed regulations, such United States Holder would be required to recognize gain upon the conversion of its Hemlo Gold Common Shares into Exchangeable Shares. In the event that gain recognition were so required, the amount of such gain would be equal to the excess of the fair market value of the Hemlo Gold Common Shares over their adjusted tax bases.

     If Hemlo Gold is a PFIC following the Arrangement during a United States Holder's holding period for such holder's Exchangeable Shares, and the United States Holder does not make a QEF Election with respect to all taxable years included in the United States Holder's holding period in which Hemlo Gold was a PFIC, then (i) the United States Holder would be required to allocate income recognized upon receiving certain "excess distributions" (generally, 125 percent of the average amount distributed in respect of the Exchangeable Shares held by the holder during the three preceding taxable years) with respect to, and gain recognized upon the disposition of, the United States Holder's Exchangeable Shares (including upon the exchange of Exchangeable Shares for shares of Battle Mountain Common Stock), ratably over the United States Holder's holding period for such Exchangeable Shares, (ii) the amount allocated to each year other than
(x) the year of the excess dividend payment or disposition of the Exchangeable Shares or (y) any year prior to the beginning of the first taxable year of Hemlo Gold for which it was a PFIC, would be subject to tax at the highest rate applicable to individuals or corporations, as the case may be, for the taxable year to which such income is allocated, and an interest charge would be imposed upon the resulting tax attributable to each such year, and (iii) gain recognized upon the disposition of the Exchangeable Shares would be taxable as ordinary income.

     If a United States Holder has made a QEF Election with respect to all taxable years included in the United States Holder's holding period in which Hemlo Gold was a PFIC, the United States Holder would recognize gain or loss on the disposition of Exchangeable Shares without regard to the PFIC rules. If a United States Holder makes a QEF Election, the holder generally will be currently taxable on its pro rata share of Hemlo Gold's ordinary earnings and net capital gains (at ordinary income and capital gains rates, respectively) for each taxable year of Hemlo Gold in which Hemlo Gold is classified as a PFIC for which a QEF Election is in effect, even if no dividend distributions are received by such United States Holder, unless such United States Holder makes an election to defer such taxes. If Hemlo Gold believes that it was a PFIC for a taxable year, it will endeavor to provide United States Holders of Exchangeable Shares with information sufficient to allow such holders to make a QEF Election and report and pay any current or deferred taxes due with respect to their pro rata shares of Hemlo Gold's ordinary earnings and profits and net capital gains for such taxable year. United States Holders should consult their tax advisors concerning the merits and mechanics of making a QEF Election and other relevant tax considerations if Hemlo Gold is a PFIC for any taxable year.

     The foregoing summary of the possible application of the PFIC rules to Hemlo Gold and the United States Holders of Hemlo Gold Common Shares and Exchangeable Shares is only a summary of certain material aspects of those rules. Because the United States federal income tax consequences to such United States Holders under the PFIC provisions are significant and complex, such United States Holders are urged to discuss those consequences with their tax advisors.

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  Shareholders Not Resident in or Citizens of the United States

     The following summary is applicable to a non-United States Holder. As used herein, a non-United States Holder is a Hemlo Gold shareholder who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, but excludes persons subject to special provisions of United States federal income tax law, such as tax-exempt organizations, financial institutions, insurance companies, broker-dealers, Hemlo Gold shareholders who hold Hemlo Gold shares as part of a straddle, wash sale, hedging or conversion transaction (other than by virtue of their participation in the Arrangement) and Hemlo Gold shareholders who acquired their Hemlo Gold shares through the exercise of employee stock options or otherwise as compensation for services. A non-United States Holder seeking benefits under an applicable tax treaty or an exemption from United States withholding tax for "effectively connected" income, as described below, may be required to comply with additional certification and other requirements in order to establish the holder's entitlement to such benefits or exemption. This summary is limited to non-United States Holders who hold Hemlo Gold shares as capital assets and who will hold Exchangeable Shares and shares of Battle Mountain Common Stock as capital assets.

     An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to tax as if they were U.S. citizens.

     This discussion does not consider specific facts and circumstances that may be relevant to a particular non-United States Holder's tax position, including whether such non-United States Holder is a United States expatriate.

     Dividends received by a non-United States Holder with respect to the Exchangeable Shares should not be subject to United States withholding tax, and Hemlo Gold and Battle Mountain do not intend that Hemlo Gold or Battle Mountain will withhold any amounts in respect of such tax from such dividends. There is some possibility, however, that the IRS may assert that United States withholding tax is payable with respect to dividends paid on the Exchangeable Shares to non-United States Holders. In such case, holders of Exchangeable Shares could be subject to United States withholding tax at a rate of 30 percent, which rate may be reduced by an applicable income tax treaty in effect between the United States and the non-United States Holder's country of residence (currently 15 percent, generally, on dividends paid to residents of Canada under the Tax Treaty).

     Dividends received by a non-United States Holder with respect to Battle Mountain Common Stock that are not effectively connected with the conduct by such holder of a trade or business in the United States will generally be subject to United States withholding tax at a rate of 30 percent, which rate may be reduced by an applicable income tax treaty in effect between the United States and the non-United States Holder's country of residence (currently 15 percent, generally, on dividends paid to residents of Canada under the Tax Treaty).

     Subject to the discussion below, a non-United States Holder generally will not be subject to United States federal income tax on gain (if any) recognized on the receipt of the Exchangeable Shares, on the sale or exchange of the Exchangeable Shares, or on the sale or exchange of shares of Battle Mountain Common Stock, unless (i) such gain is effectively connected with a trade or business of the non-United States Holder in the United States, or, if a tax treaty applies, is attributable to a permanent establishment maintained by the non-United States Holder in the United States, or (ii) the non-United States Holder is an individual who holds the Hemlo Gold Common Shares, the Exchangeable Shares or the Battle Mountain Common Stock, as the case may be, as capital assets and is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are satisfied.

     Notwithstanding the general rule set forth in the preceding paragraph, under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), gain or loss recognized by a non-United States Holder on the sale or exchange of Exchangeable Shares or on the sale or exchange of shares of Battle Mountain Common

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

Stock will be subject to regular United States federal income tax, as if such gain or loss were effectively connected with a U.S. trade or business, if (a) Battle Mountain is a "U.S. real property holding corporation" ("USRPHC") (as defined below) and (b) such non-United States Holder is a "greater than 5 percent shareholder" (as defined below) of Hemlo Gold or Battle Mountain, as the case may be.

     Battle Mountain will be a USRPHC with respect to any greater than 5 percent shareholder if at any time during the shorter of (x) the five-year period ending on the date of the sale or exchange of Exchangeable Shares or Battle Mountain Common Stock (as the case may be) or (y) the period during which such greater than 5 percent shareholder held such Exchangeable Shares or Battle Mountain Common Stock (as the case may be) (such period the "FIRPTA holding period"), the fair market value of Battle Mountain's interests in United States real property equaled or exceeded 50 percent of the sum of the fair market values of all of its interests in real property and all of its other assets used or held for use in a trade or business (as defined in applicable regulations). Battle Mountain has represented in the Combination Agreement that it is not presently a USRPHC. Moreover, Battle Mountain considers it unlikely that Battle Mountain will become a USRPHC in the future unless its interests in United States real property increase significantly as a result of one or more acquisitions, but there can be no assurance that Battle Mountain will not in any event become a USRPHC in the future. After the Arrangement, Battle Mountain intends to monitor its USRPHC status regularly, and has covenanted that it will enter into a Tax Cooperation Agreement to provide information as to its USRPHC status to holders of Exchangeable Shares who are greater than 5 percent shareholders at the Effective Time, if such holders have properly requested such an agreement prior to the Effective Time.

     The definition of a "greater than 5 percent shareholder" is complex and subject to some uncertainty. In the case of a non-United States Holder who owns only Battle Mountain Common Stock (actually and constructively), such non-United States Holder will be a greater than 5 percent shareholder if such non-United States Holder holds more than 5 percent of the total fair market value of the Battle Mountain Common Stock outstanding (on a non-diluted basis). In the case of a non-United States Holder who owns only Exchangeable Shares (actually and constructively, other than Battle Mountain Common Stock constructively owned by reason of ownership of Exchangeable Shares), such non-United States Holder will be a greater than 5 percent shareholder if either (a) such non-United States Holder holds more than 5 percent of the total fair market value of the Exchangeable Shares outstanding and the Exchangeable Shares are treated as "regularly traded on an established securities market" or (b) such non-United States Holder holds Exchangeable Shares with a fair market value on the relevant date of determination greater than 5 percent of the total fair market value of the Battle Mountain Common Stock outstanding (on a non-diluted basis) on such date and the Exchangeable Shares are not treated as "regularly traded on an established securities market." The Exchangeable Shares will be traded on the TSE which should be considered an "established securities market" for this purpose. The Exchangeable Shares will be treated as regularly traded on that market if they are registered by Battle Mountain under Section 12 of the Exchange Act or Battle Mountain makes certain filings with the IRS, and certain other conditions are met. Battle Mountain intends to register the Exchangeable Shares under Section 12 of the Exchange Act. Notwithstanding the foregoing, the Exchangeable Shares will not be considered regularly traded on the TSE during any calendar quarter in which 100 or fewer persons own 50 percent or more of the Exchangeable Shares. If a non-United States Holder which is a greater than 5 percent shareholder during a period in which Battle Mountain is a USRPHC subsequently disposes of sufficient Exchangeable Shares or Battle Mountain Common Shares so that such non-United States Holder is no longer a greater than 5 percent shareholder, such non-United States Holder will still be subject to United States federal income tax on subsequent dispositions until Battle Mountain has ceased to be a USRPHC for at least five years. If, at any time, the Battle Mountain Common Stock were not regularly traded on an established securities market, or the Exchangeable Shares were traded on an established securities market located in the United States, different rules, not described herein, may apply. Non-United States Holders who believe they may be greater than 5 percent shareholders are particularly urged to consult their own tax advisors to determine the possible application of FIRPTA to them, and, if appropriate, to consider entering into a Tax Cooperation Agreement.

     A non-United States Holder that is a greater than 5 percent shareholder may be subject to withholding on the sale or exchange of Exchangeable Shares, if, at the time of such sale or exchange, such Exchangeable

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

Shares are not treated as regularly traded on an established securities market. Upon the sale or exchange of Exchangeable Shares, the transferee of such Exchangeable Shares would be required to withhold ten percent of the amount realized in the sale or exchange, unless, in general, the non-United States Holder obtains from Battle Mountain and provides to the transferee a statement signed under penalties of perjury to the effect that Battle Mountain is not a USRPHC and was not a USRPHC at any time during the FIRPTA holding period (described above). Any tax withheld may be credited against the United States federal income tax owed by the non-United States Holder for the year in which the sale or exchange occurs.

     The foregoing summary of the possible application of the FIRPTA rules to non-United States Holders is only a summary of certain material aspects of these rules. Because the United States federal income tax consequences to a non-United States Holder under FIRPTA may be significant and are complex, non-United States Holders are urged to discuss those consequences with their tax advisors.

     Battle Mountain Common Stock (or a previously triggered obligation of Battle Mountain or Battle Mountain Sub to deliver Battle Mountain Common Stock along with unpaid dividends) will be deemed to be a United States situs asset for purposes of United States federal estate tax law and, therefore, Battle Mountain Common Stock (or a previously triggered obligation of Battle Mountain or Battle Mountain Sub to deliver Battle Mountain Common Stock along with unpaid dividends) held by an individual non-United States Holder at the time of his or her death will generally be subject to the United States federal estate tax, except as may otherwise be provided by an applicable tax or estate tax treaty with the United States.

     The Exchangeable Shares should not be considered United States situs assets for purposes of United States federal estate tax law. However, as there is no direct authority addressing the proper treatment of the Exchangeable Shares for United States federal estate tax purposes, this conclusion is subject to uncertainty, and there can be no assurance that the IRS would not take a contrary position.

     The Tax Treaty provides that United States federal estate tax paid by a resident of Canada will generally be allowed as a deduction from the amount of any Canadian tax otherwise payable by the individual for the year in which the individual died on the total of (a) any income, profits or gains of the individual arising in the United States in that year and (b) where the value at the time of the individual's death of the individual's entire gross estate wherever situated exceeds $US 1.2 million, any income, profits or gains of the individual for that year from property situated in the United States at that time. This summary does not purport to be a complete description of all of the provisions of the Tax Treaty that may affect the taxation of Canadian residents. Non-United States Holders should consult their tax advisors as to the tax consequences to them of the Tax Treaty or another applicable tax or estate tax treaty with the United States.

            BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

RESULTS OF OPERATIONS

     The following table presents significant financial data related to Battle Mountain's results of operations for the years ending December 31:

                                                              1995        1994        1993
                                                            --------    --------    --------
    Gold sales (ounces) -- 100%...........................   713,000     569,000     503,000
    Gold revenue realized per ounce.......................    US$384      US$386      US$366
    Average London PM fix per ounce.......................    US$384      US$384      US$360
    Cash production costs per equivalent gold ounce
      produced*...........................................    US$202      US$203      US$232
    Depreciation, depletion and amortization per
      equivalent ounce produced...........................     US$92       US$83       US$82

- ---------------

* Includes mining, milling and other plant costs directly related to a mine site and stripping cost adjustments but excludes third-party smelting costs, transportation costs, royalties, depreciation, depletion and amortization and taxes.

  Revenues

     Gross revenue increased in 1995 compared with 1994 primarily because of increased sales volumes. Sales volumes increased at all of Battle Mountain's mines in 1995 compared with 1994, with the largest increases coming from the Kori Kollo mine, the Battle Mountain Complex mines and the Red Dome mine. Production volumes increased at the Kori Kollo mine in 1995 because of increased mill throughput. Production volumes at the Red Dome mine and the Battle Mountain Complex increased in 1995 because 1995 was the first full year of production from the new mine areas at these sites.

     Gross revenue increased in 1994 compared with 1993 because of increased sales volumes, primarily from the Kori Kollo and San Cristobal mines, and an increase in the average realized price of gold. Volumes from the Kori Kollo mine increased in 1994 compared with 1993 because 1994 was the first full year of operation of that mine's new milling facilities and because of increased recoveries. Upgrading of the crushing facilities at the San Cristobal mine was the main factor contributing to the increase in that mine's sales volume in 1994. The increases at Kori Kollo and San Cristobal in 1994 compared with 1993 were partially offset by a significant decrease in sales volumes at the Red Dome mine, which was caused primarily by the majority of the mining efforts at that mine being directed at a push back of the existing mine pit. Additionally, a pit wall slippage delayed startup of production from the push back of the mine pit and also delayed access to higher grade ore. The Battle Mountain Complex experienced a decrease in production volumes in 1994 compared with 1993 primarily because the Basin Leach facility, which was the complex's main operation during 1993, was nearing the end of its production cycle. This decrease in production at the complex was partially offset by production from the start up of the Reona Leach facility in October 1994.

  Selling and Operating Costs

     Freight, allowances and royalties increased in total and decreased slightly on a cost per equivalent ounce of gold sold basis in 1995 compared with 1994. These costs increased in total because of increased sales volumes and decreased on a cost per equivalent ounce basis because of reduced shipping costs for concentrate shipped from the Red Dome mine. Freight, allowances and royalties decreased in total and on a cost per equivalent ounce of gold sold basis in 1994 compared with 1993 due to fewer concentrate sales from the Red Dome mine in 1994. Shipments from the Red Dome mine carry relatively high shipping costs.

     Cash production costs increased in total in 1995 compared with 1994 but remained approximately the same on the basis of cost per equivalent ounce produced. The increase in total cash production costs is directly related to the increase in production from all of Battle Mountain's mines as previously discussed.

     Cash production costs decreased in total and on a per equivalent ounce of gold produced basis in 1994 compared with 1993. These costs decreased on a per equivalent ounce of gold produced basis because of an increased percentage (from approximately 41 percent in 1993 to approximately 52 percent in 1994) of volumes being produced at the Kori Kollo mine, which has lower cash production costs per equivalent ounce than the rest of the mines. Cash operating costs per equivalent ounce of gold sold at the Kori Kollo mine were lower in 1994 compared with 1993 because of increased recoveries. The San Cristobal mine costs decreased on an equivalent ounce of gold sold basis because of the addition of more efficient crushing equipment. Lower per equivalent ounce cash production costs at the Battle Mountain Complex, the San Luis mine and the Pajingo mine also contributed to the decrease in cash production costs on a per ounce and total basis for 1994.

     Depreciation, depletion and amortization increased 38 percent in total and 11 percent on a per equivalent ounce of gold produced basis for 1995 compared with 1994. These costs have increased on an equivalent ounce basis primarily because of the high capital costs incurred to develop new areas at the Pajingo Complex and the Red Dome mine relative to the amount of production expected from these new areas. Depreciation, depletion and amortization increased 24 percent in total and remained approximately the same on a per equivalent ounce of gold produced basis for 1994 compared with 1993. The increase in total was caused primarily by increased sales volumes.

  Exploration Costs

     Exploration and evaluation expenses increased 24 percent in 1995 compared with 1994 and 53 percent in 1994 compared with 1993. In 1995 and 1994, Battle Mountain expanded its exploration activities in Australia, Indonesia and Bolivia, and also in the vicinity of currently operating mines. (See
"-- Liquidity and Capital Resources -- Investing Activities").

  Write-off of Property, Plant and Equipment

     In June 1995, management decided that Battle Mountain would dismantle portions of the milling facility used for the milling of ore from the depleted Fortitude mine in Nevada rather than renovate it for use in the Phoenix project or other possibilities. Consequently, the net carrying value of this mill and related facilities was written off during June 1995 and resulted in a charge to operations of approximately US$2.2 million. Spare parts related to this milling facility were rendered obsolete due to this decision and, therefore, US$.9 million was charged to milling and other plant costs to expense these now obsolete parts. No further write-downs are currently anticipated, and none were recorded in 1994 or 1993.

  General and Administrative Costs

     Battle Mountain's general and administrative costs are presented on a consolidated basis without reduction for minority interest and include the following (in thousands):

                                                           YEAR ENDED DECEMBER 31,
                                                    --------------------------------------
                                                       1995          1994          1993
                                                    ----------    ----------    ----------
    Battle Mountain...............................    US$7,841      US$8,198      US$8,672
    Inti Raymi....................................       2,482         1,638         1,794
    Niugini Mining................................       2,838         2,540         2,435
                                                     ---------     ---------     ---------
              Total...............................   US$13,161     US$12,376     US$12,901
                                                     =========     =========     =========

     As a result of evaluations of peer group operational and reporting practices, in 1995 management instituted alternative reporting of certain costs to allocate to mine operations certain costs which previously were recorded as general and administrative costs. The amounts for 1994 and 1993 have been reclassified for comparability to the 1995 treatment of these costs. These reclassifications resulted in a reduction in general and administrative costs in the amount of US$4.7 million in 1994 and US$4.6 million in 1993.

  Other

     Interest income decreased in 1995 compared with 1994 because of lower interest rates and lower average balances of invested cash. Interest income increased in 1994 compared to 1993 primarily due to an increase in invested cash balances and higher interest rates.

     Gross interest expense, including amounts capitalized, increased in 1995 compared with 1994 and in 1994 compared with 1993. Gross interest expense increased in 1995 because of increased borrowings. Niugini Mining borrowed US$30 million under a bridge financing in order to purchase an additional interest in the Lihir project. This borrowing was repaid in December 1995. All of the interest expense related to this borrowing was capitalized as part of the Lihir investment. Gross interest expense also increased because of borrowings under Battle Mountain's new revolving credit facility during the fourth quarter of 1995. All interest related to the latter borrowings was capitalized as part of the Crown Jewel project.

     Gross interest expense, including amounts capitalized, increased in 1994 because of generally higher interest rates on Inti Raymi's variable rate debt which was somewhat offset by recoveries from interest rate cap contracts. The increase in gross interest expense due to increases in interest rates was partially offset by a decrease in outstanding debt.

     Interest with respect to borrowings attributable to any given project in the pre-commercial production stage is capitalized. The interest associated with the 6 percent convertible subordinated debentures has been and continues to be capitalized as part of the Lihir investment. Interest expense would be expected to increase when any acquisitions or mine development investments reach the operational stage.

     Other income (expense), net in 1995 included approximately US$5.5 million in gains from the sale of various exploration prospects, primarily a US$4.2 million gain on the sale of the Plutonic Bore exploration project in Australia. It also includes US$1.3 million in royalties received from the owner of the Triple P ore deposit, which was sold by Battle Mountain in 1993.

     Other income (expense), net in 1994 included approximately US$.8 million in royalties from the owner of the Triple P ore deposit and a gain of US$.7 million from the sale of a prospect in Chile. This income was offset by foreign currency losses of approximately US$1.2 million attributable to Papua New Guinea kina cash deposits. The 1993 income resulted primarily from gains of US$3.7 million from the sale of the Triple P ore deposit and US$2 million from the sale of certain other long-term investments held by Niugini Mining.

     Battle Mountain's effective income tax benefit rate was 23 percent in 1995 compared with an income tax expense rate of 21 percent in 1994 and an income tax benefit rate of 48 percent in 1993. The effective income tax rate for 1995 was affected by the recognition of deferred tax assets related to foreign tax credits. Battle Mountain previously treated foreign taxes paid as deductions for U.S. income tax purposes; however, Battle Mountain has determined that it is more likely than not that it will be able to utilize foreign tax credits because of Inti Raymi's projected net income and its ability to remit earnings in the form of dividends to Battle Mountain.

     The effective income tax rate for 1994 was influenced by a reduction in Battle Mountain's deferred tax valuation allowance. In 1994, Battle Mountain determined that it was more likely than not that additional deferred tax benefits would be realized as a result of Battle Mountain's profitability in 1995.

     Income tax expense in 1994 resulted primarily from the accrual of withholding taxes on income from Battle Mountain's majority owned subsidiary Inti Raymi. The income tax benefit in 1993 resulted from the net operating loss generated in 1993.

     Net income attributable to minority interests increased in 1995 compared with 1994 and decreased in 1994 compared with 1993. Net income attributable to minority interest increased in 1995 because of increased profits generated by Battle Mountain's majority owned subsidiaries Inti Raymi and Niugini Mining. Minority interest in net income decreased in 1994 because of net losses incurred by Niugini Mining, as calculated under

Battle Mountain's accounting policies which are in accordance with U.S. GAAP, compared with net income from Niugini Mining in 1993.

  Net Income

     Net income increased in 1995 compared with 1994 in spite of reduced operating income because of the gains generated on the sale of exploration prospects and the income tax benefit derived from the recognition of foreign tax credits as described above. Operating income decreased in 1995 principally because of the write-off of assets at the Battle Mountain Complex as described above and increased exploration expenditures.

     Battle Mountain generated net income in 1994 primarily because of the increased profitability of its Kori Kollo mine in Bolivia and higher realized gold, silver and copper prices. Production increases and decreased operating costs per equivalent ounce of gold were the main factors contributing to Kori Kollo's profitability.

     During 1993, Battle Mountain completed the transition of its primary production stream from the Fortitude mine in Nevada to the Kori Kollo mine in Bolivia. As expected, there was little change in Battle Mountain's total gold production during this transition period. However, increased costs related to the transition to a lower grade ore body at the Battle Mountain Complex and lower than anticipated production levels from the heap leach operations at the Battle Mountain Complex and the San Cristobal mine resulted in an increase in total operating costs per equivalent ounce of gold sold for 1993. These factors all contributed to the net loss incurred by Battle Mountain in 1993.

LIQUIDITY AND CAPITAL RESOURCES

  Summary

     At December 31, 1995, Battle Mountain had cash and cash equivalents of US$46.1 million, of which US$6.1 million was held by Battle Mountain, US$29.4 million was held by Niugini Mining, and US$10.6 million was held by Inti Raymi.

  Operating Activities

     Battle Mountain generated cash flow of US$90.6 million, US$83.1 million and US$30.1 million from operating activities for the years ended December 31, 1995, 1994 and 1993, respectively. The increase in cash flow from operating activities in 1995 compared with 1994 and 1994 compared with 1993 resulted primarily from the increased production and sales. In 1994, the recovery of approximately US$8.1 million of refundable value added taxes from the Bolivian government paid in years prior to 1994 related to the construction of the Kori Kollo sulfide mining facilities contributed to the increase for that year. These increases were partially offset by increased outlays for materials and supplies in 1994 which increased inventories of materials and supplies by US$4.6 million. Inventories of materials and supplies increased at the expanding Kori Kollo mine operations in Bolivia due to an increase in the quantities of the materials which must be retained at that mine site due to its remote location.

  Investing Activities

     Cash used for investing activities increased to US$132.7 million in 1995 from US$100.8 million in 1994 and US$60.3 million in 1993. Capital and exploration expenditures were the most significant components contributing to the increase in cash flows used for investing activities. Battle Mountain has spent approximately US$67 million on the Lihir project during 1995. Expenditures in 1995 include the acquisition by Niugini Mining of an additional interest in the Lihir joint venture (see "-- Investing Activities -- Lihir Project" below). In 1995, Battle Mountain spent a total of approximately US$25 million at the Kori Kollo mine on capital expenditures which included approximately US$6.3 million for the recovery enhancement system and US$1.4 million for the tailings treatment facility. The remaining amount of approximately US$17 million was spent at the Kori Kollo mine primarily on various dewatering system projects and on the purchase of haul trucks and other mining equipment. Battle Mountain has spent a total of approximately US$15.1 million on the recovery enhancement system and approximately US$5.9 million on the tailings treatment facility. The new recovery enhancement system at Kori Kollo began operating in start-up mode in January 1996. Based on the varied results to date from partial system operation, a metallurgical review is under way in order to optimize the operating mode. Other throughput efforts to date have increased the recovery rate for sulfide ore by 6 percent compared to feasibility study levels, and the objective of the current review is to determine how much additional recovery is possible from the gravity concentrator.

     Battle Mountain has included US$47 million for capital expenditures in its 1996 business plan. The plan includes US$10.5 million for development of the Phoenix project and US$8.4 million for development of the Crown Jewel project. Of the total 1996 projected expenditures, 39 percent is expected to be spent in North America, 24 percent in Latin America, 8 percent in Australia and 29 percent in various countries by Niugini Mining.

  Phoenix Project

     Battle Mountain has announced its decision to develop the Phoenix project, subject to permitting. The project, which is expected to be in operation in the first half of 1998, includes the construction of a milling facility and is located in the Copper Canyon area of the Battle Mountain Complex. The cost of developing the project is estimated to be approximately US$142 million excluding capitalized interest and escalation, of which US$7.2 million has been spent through December 31, 1995. The cost of the project has increased substantially primarily because the scope of the project has increased. The new project envisages a milling operation of 14,000 tons per day compared with the original plan of 10,000 tons per day. The project contains reserves of approximately 34.7 million tons of millable ore at an average ore grade of .05 ounces of gold per ton, and 11.9 million tons of heap leach ore with an average grade of .03 ounces of gold per ton, for a total of approximately 1.9 million contained ounces of gold. The project also includes approximately 10.1 million contained ounces of silver. The reserves were determined using cutoff grades ranging from .01 to
 .024 ounces of gold per ton and an assumed gold price of US$385 per ounce. The estimated recovery factor was approximately 86 percent for the mill ore and 65 percent for the leach ore.

  Crown Jewel Project

     Battle Mountain expects to construct a 3,000 ton per day milling facility with start-up possible in the spring of 1998, depending on the time it will take to complete the permitting process. A Draft Environmental Impact Statement was issued at the end of June 1995. The issuance of the Final Environmental Impact Statement is currently expected by the end of 1996.

     To earn a 54 percent ownership interest in the Crown Jewel project, Battle Mountain has agreed to fund all expenditures for exploration, evaluation and development of the project through commencement of commercial production. The minority partner will not reimburse Battle Mountain for any portion of funding provided through the commencement of commercial production. These expenditures, plus acquisition costs, are currently estimated to be approximately US$108 million excluding capitalized interest and escalation, of which, as of December 31, 1995, US$54 million (US$45.2 million of which has been capitalized) has been incurred. Management expects that Battle Mountain should be able to recover more than its total investment in the project from its 54 percent interest in the project's operating cash flows based on current market conditions and current expectations of the timing to obtain permitting.

  Lihir Project

     Battle Mountain holds an indirect interest in the Lihir project through its
50.5 percent ownership of Niugini Mining, which in turn now owns 17.15 percent of Lihir Gold Limited ("LGL"). With a wholly owned subsidiary of RTZ Corporation, plc ("RTZ") as operator, LGL is now developing and constructing the Lihir project in Papua New Guinea ("PNG"). Financing for the project involved bank debt facilities and an initial public offering of common stock of LGL. The initial public offering was completed on October 6, 1995. The following paragraphs describe the series of now completed transactions related to the financing of the Lihir project and the restructuring of its ownership.

     In March 1995, the Special Mining Lease ("SML") for the Lihir project was executed by the PNG government, and final landowner agreements were executed in April 1995. The SML provided Niugini Mining, and subsidiaries of RTZ and the PNG government, as joint venture partners, the right to develop and operate the Lihir gold project. In connection with the execution of the SML, an entity of the PNG government acquired an intermediate 30 percent joint venture interest, pro rata from RTZ's 80 percent position and Niugini Mining's 20 percent position. In June 1995, Niugini Mining acquired an additional 16 percent of the Lihir joint venture from a subsidiary of RTZ for US$54.1 million, which included payment of Niugini Mining's share of joint venture costs and interest dating back to January 1, 1994. Niugini Mining then temporarily owned, pending the planned initial public offering described below, a 30 percent interest in the Lihir joint venture.

     Niugini Mining and subsidiaries of RTZ and the PNG government (the "Sponsoring Parties") formed LGL for the sole purpose of ownership of the Lihir project. Initially, upon transfer of the joint venture interests of the respective owners, LGL was owned 30 percent by Niugini Mining, 40 percent by a subsidiary of RTZ and 30 percent by an entity of the PNG government. On October 6, 1995, LGL completed a planned initial public offering of common stock raising approximately US$450 million to be used for the construction, development and initial operation of the Lihir project. Prior to consummation of the offering, the joint venture assets related to the Lihir project were contributed by the Sponsoring Parties to LGL. Additional funding required for the project is to be provided in the form of debt financing by LGL. In connection with the LGL debt financing, Niugini Mining has guaranteed, until project completion, 30 percent of LGL's obligations under the facility (which obligations include up to US$300 million of senior facility debt, up to US$10 million of subordinated debt incurred to fund the purchase of instruments required in connection with hedging activities and up to US$50 million of potential liabilities under hedging arrangements). Neither Battle Mountain nor its non-Niugini Mining subsidiaries have any obligation or liability under this guarantee. In addition, Niugini Mining has pledged its LGL shares as security under the facility until project completion.

     The initial public offering was the final transaction in the series of transactions which restructured and reduced Battle Mountain's participation in the Lihir project. As a result of the initial public offering, Niugini Mining now owns a 17.15 percent interest in LGL and Battle Mountain's attributable interest is 8.7 percent. In the fourth quarter of 1995, Battle Mountain recorded the effects of this series of transactions. An increase in Niugini Mining's shareholders' equity of approximately US$57 million related to the issuance of the common stock by LGL at a value in excess of Niugini Mining's carrying value per share in LGL was recorded. This increase was recorded as a credit to additional paid-in capital consistent with Battle Mountain's accounting policy with regard to transactions of this nature. An offsetting increase in the carrying value of Niugini Mining's investment in LGL was recorded. Battle Mountain attributed US$28 million of this increase to minority interest in its consolidated financial statements; the remainder was credited to additional paid in capital. Also, as a result of these transactions, Battle Mountain amortized approximately US$35 million of its investment in Niugini Mining, which has been attributed to the investment in LGL. This amortization was recorded as a charge to Battle Mountain's additional paid in capital. The net result of these transactions in Battle Mountain's Consolidated Financial Statements was an increase in the carrying value of the LGL investment of approximately US$22 million, an increase in minority interest of approximately US$28 million and a net decrease in additional paid in capital of approximately US$6 million. As of December 31, 1995, the carrying value of Battle Mountain's investment in the Lihir project was approximately US$225 million. Niugini Mining's interest in LGL is being accounted for using the equity method of accounting.

     The capital costs for the Lihir project were estimated by the manager of the project at US$673 million. The manager's estimate of total cash operating costs, which exclude royalties and sales costs, is US$234 per ounce over the expected life of the project. The estimate of minable sulfide reserves is 114.6 million tons, or 14.6 million contained gold ounces, with an average grade of
 .13 ounces of gold per ton.

  Exploration

     Battle Mountain currently estimates that it will spend approximately US$18.3 million on its 1996 exploration programs in search of potential additional mineral deposits. Of this amount, 10 percent is budgeted to be spent in North America, 30 percent in Latin America, 31 percent in Australia and the South Pacific and

23 percent in various countries by Niugini Mining. The remaining six percent of the budgeted amount is earmarked for evaluation of exploration and acquisition opportunities worldwide. During 1995, Battle Mountain spent approximately US$18.8 million on exploration and evaluation activities and related capital expenditures. The foregoing does not give effect to any changes in exploration activities that may occur after consummation of the transaction. See "THE COMPANIES AFTER THE TRANSACTION -- Plans and Proposals."

  Financing Activities

     On November 6, 1995, Battle Mountain completed a new committed non-reducing revolving credit agreement with a syndicate of six banks, led by Citibank N.A., as agent. In connection with the new revolving credit agreement Battle Mountain terminated its previously existing committed revolving credit agreement. The new facility provides for unsecured borrowings of up to US$75 million, of which US$17 million was outstanding as of December 31, 1995. Interest rates under the facility are based on the facility agent's base rate, LIBOR, applicable certificate of deposit rates or gold funding rates plus an applicable margin which is subject to adjustment in case of certain changes in Battle Mountain's credit rating and certain financial ratios. Additionally, interest charges increase when outstanding borrowings under this facility exceed US$25 million and, again, when such borrowings exceed US$50 million. The revolving credit agreement imposes certain financial covenants upon Battle Mountain which include covenants relating to leverage, net worth, contained production, mineral reserves and working capital, as well as certain restrictions on liens, investments, additional debt, lease obligations, and the acquisition or disposition of assets. These restrictions are not expected to affect planned operations.

     Battle Mountain may borrow an additional US$15 million through a separate uncommitted revolving credit facility. As of December 31, 1995, no borrowings were outstanding under this facility; however, letters of credit amounting to approximately US$2.2 million had been issued.

     Battle Mountain's majority-owned Bolivian subsidiary, Inti Raymi, borrowed funds from three international agencies, the Overseas Private Investment Corporation ("OPIC") (US$40 million), the International Finance Corporation ("IFC") (US$40 million) and the Corporacion Andina de Fomento ("CAF") (US$15 million) under three separate but coordinated financing facilities. These facilities provided most of the funding necessary for the development of the Kori Kollo mine. Each of these facilities imposes restrictions on dividend payments and loan repayments by Inti Raymi to its shareholders, and limits additional fixed asset purchases or dispositions, debt and liens. As of February 22, 1996, Inti Raymi owed an aggregate of US$65.6 million under these facilities. This amount includes US$2.6 million previously owed by Inti Raymi to OPIC. The IFC facility includes a US$5 million convertible loan payable on March 1, 2002, which may be converted at any time, at IFC's option, into a 3.98 percent ownership interest in Inti Raymi. Other than the convertible portion, loans under the facilities are to be repaid in semi-annual installments which commenced in December 1994 and will continue through June 2000. Certain prepayments would be required in the event of substantial Kori Kollo reserve losses or significantly improved gold prices.

     In 1994, Inti Raymi successfully obtained lender acceptance of project completion status under the Kori Kollo project financing agreements. Accordingly, Battle Mountain is no longer required to provide financial support to Inti Raymi under the terms of these agreements. Subject to other restrictions in the financing agreements and general operating needs, Inti Raymi may generally pay dividends up to the amount of Inti Raymi's net income for the preceding fiscal year, which ends September 30. In 1995, Inti Raymi paid dividends of US$20 million to its shareholders (US$17.6 million to Battle Mountain). In both 1994 and 1995, dividends paid by Inti Raymi to its shareholders were less than amounts permitted under the financing agreements because available cash was required to fund Kori Kollo plant modifications. Permitted but unpaid amounts of dividends in one year are available for dividend declarations in future years and it is expected that future Inti Raymi dividends will be declared and paid based, in part, on such availability.

     The OPIC and IFC loan agreements require that the current mining plan indicate that production from the Kori Kollo mine extends at least three years beyond the final scheduled principal payment ("Reserve Life Provision"). Failure to meet this Reserve Life Provision results in the suspension of all debt repayments from

Inti Raymi to its shareholders and all Inti Raymi dividend payments until such time as compliance with the Reserve Life Provision is achieved by either a pre-payment of a sufficient portion of the debt or an increase in the Kori Kollo mine ore reserves. The IFC and CAF loan agreements contain provisions which entitle their respective agencies to receive principal pre-payments proportionate to those received by OPIC. In the third quarter of 1994, Battle Mountain completed a rescheduling of the life of mine production and observed that the new schedule was not in compliance with the Reserve Life Provision due to more accelerated mining and production than originally planned. The then-current plan indicated that production would extend approximately 2.8 years beyond the date of the final scheduled principal payment. To allow continuing payments of dividends and the repayment of intercompany debts, Inti Raymi obtained temporary waivers permitting noncompliance with the Reserve Life Provision until June 30, 1996. Inti Raymi has recently announced reserve additions which the lenders have approved as sufficient to satisfy the Reserve Life Provision.

     In December 1995, Niugini Mining completed a bonus issue of options under which its shareholders had received one option for each four shares of Niugini Mining stock held as of June 26, 1995. All the options issued were exercised on December 8, 1995 and each option allowed the holder to purchase one share of Niugini Mining stock for A$2.00. Niugini Mining sold approximately 23.5 million shares of Niugini Mining stock for aggregate proceeds of approximately A$47 million upon exercise of the options. Niugini Mining had agreed to a bridge financing facility of US$30 million which was drawn down in June 1995 to enable consummation of the purchase of the additional interest in the Lihir joint venture (see "-- Investing Activities" above). The bridge financing was secured by the proceeds of the exercise of the options, and therefore a majority of the proceeds from the stock issuance was used to repay the bridge financing.

     Battle Mountain does not expect Niugini Mining to pay dividends currently because of Niugini Mining's other business commitments and plans for its working capital.

  Conclusion

     Battle Mountain expects that, even without giving effect to the Transaction, the cash currently held, along with cash flows from operations and financing facilities currently in place, will be adequate to meet its cash needs at least through the end of 1996. If the Transaction is consummated, the cash flow of Battle Mountain will be substantially increased.

  Government Regulation

     All of Battle Mountain's mining and processing operations are subject to reclamation and closure requirements. Battle Mountain monitors such requirements and periodically revises its cost estimates to meet the legal and regulatory requirements of the various jurisdictions in which it conducts its business. Where possible, plans for ongoing operations and future mine development are implemented in a manner that contributes to the fulfillment of reclamation and closure obligations in a cost-effective manner through the conduct of ongoing operating activities. Costs estimated to be incurred in future periods which cannot be addressed in this manner are charged to operations through provisions based on the units of production method such that the estimated cost of ultimate reclamation is fully provided for by the time mineral reserves are depleted. The timing of actual cash expenditures for reclamation may be accelerated or deferred depending on cost and other determinations which may make such decisions prudent in the circumstances. Battle Mountain believes that these policies and practices adequately address its reclamation obligations and provide a systematic and rational method of charging such costs to operations consistent with industry practice. Accruals amounting to an aggregate of US$8.0 million at December 31, 1995, are included as long-term liabilities in Battle Mountain's consolidated balance sheet. At the Battle Mountain Complex, aggregate reclamation expenditures estimated to be spent in future periods are expected to amount to approximately US$7.8 million. Actual expenditures made to date have equaled the total amount accrued to date, therefore there is no net accrued liability at December 31, 1995, for this location. Estimated ultimate reclamation obligations and related accrued liability balances at December 31, 1995, respectively, for each of Battle Mountain's other operating mines are as follows: San Luis US$3.3 million and US$1.7 million, Pajingo US$2.6 million and US$1.5 million, Kori Kollo US$10.0 million and US$1.9 million and Red Dome

US$3.7 million and US$2.9 million. Reclamation expenditures for the San Cristobal mine are not expected to be material.

     Legislative amendment of the General Mining Law, under which Battle Mountain holds claims on public lands in the U.S., could take place in 1996. Among other things, such legislation could impose a royalty on production from public lands. Approximately 40 percent of the Reona reserves, 23 percent of Phoenix project reserves and 80 percent of the Crown Jewel ore body are on public lands. However, a First Half -- Mineral Entry Final Certificate has been issued with respect to the unpatented portion of the Crown Jewel ore body and mineral surveys have been completed for the claims constituting the unpatented portion of the Crown Jewel, Reona and Phoenix project reserves. Battle Mountain cannot yet predict whether existing law will be amended, the extent of such amendment or the impact of any such change on its U.S. activities. However, the passage of legislation that can be reasonably anticipated is not expected to render uneconomic any of Battle Mountain's existing operating mines or development projects, assuming current gold prices.

     Battle Mountain has investigated the discharge to groundwater of chloride
(salt) from the tailings facility at the Battle Mountain Complex. This facility was unlined at the time it was constructed in keeping with then-accepted practice. Battle Mountain is currently evaluating mitigation alternatives to achieve applicable water quality standards. Battle Mountain currently expects to achieve the applicable standards by utilizing the high chloride water in connection with its proposed Phoenix operation. Additionally, recent groundwater samples were taken from a highly mineralized area near historic copper leach activities. The results indicate that groundwater in this vicinity is acidic and high in metals. Pursuant to the State-issued Water Pollution Control Permit covering the site, Battle Mountain has prepared and submitted a work plan for further investigation of groundwater in this area. Due to the preliminary nature of this investigation, it is not possible to estimate what, if any, remediation might be required.

     In Bolivia, new environmental regulations to implement federal legislation passed in 1992 became effective in December 1995. The official version of the new regulations was released in April 1996. These regulations contain new environmental standards and requirements applicable to Battle Mountain's Kori Kollo project which, depending on how the regulations are implemented and interpreted, could require expenditures and changes in operations and it is possible that such expenditures and changes could have a material effect on Battle Mountain's financial condition or results of operations. However, based on Battle Mountain's initial review of the regulations and assuming reasonable interpretation and implementation, Battle Mountain does not anticipate that compliance will have a material adverse effect on Battle Mountain's financial condition or results of operations.

  Forward Sales and Hedging

     Battle Mountain has limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate, foreign currency exchange rate and commodity price risks.

     Interest rate cap agreements are used to reduce the potential impact of increases in interest rates on floating-rate long-term debt. At December 31, 1995, Inti Raymi was party to three interest rate cap agreements which were effective June 1, 1994, each with a term of three years. The agreements entitle Inti Raymi to receive from counterparties on a quarterly basis the amounts, if any, by which Inti Raymi's interest payments on a portion of its LIBOR-based floating-rate Kori Kollo project financing exceed various fixed rates over the term of the caps. The fixed rates in the cap agreements gradually escalate from
5.4 percent in 1995 to 7.2 percent in 1997. Inti Raymi has hedged 50 percent of its net interest rate exposure currently related to the Kori Kollo LIBOR-based project financing. The hedge increases to 100 percent of its exposure by June 1996. Inti Raymi has not hedged any of its exposure subsequent to December 1997. The net unamortized cost of the premiums paid for these caps amounting to US$.5 million at December 31, 1995, has been included in other assets. Since the interest rate caps were put in place, Battle Mountain has amortized approximately US$.2 million of such premiums and has received approximately US$.2 million in settlement of expiring caps.

     Battle Mountain uses fixed forward sales contracts, spot deferred sales contracts and put options to hedge anticipated sales of gold, silver and copper. The following table summarizes Battle Mountain's forward sales contracts at December 31, 1995:

                                                               AVERAGE PRICE
                                                 AMOUNT          PER UNIT            PERIOD
                                              -------------    -------------     ---------------
    Battle Mountain
      Forward sales contracts
         Gold...............................     129,977 oz      US$397          Jan 96 - Oct 96
    Niugini Mining
      Forward sales contracts
         Gold...............................      91,529 oz       A$536          Jan 96 - Dec 96
                                                  28,679 oz      US$386              Jan 96
         Silver.............................      12,568 oz      US$5.87             Jan 96
         Copper.............................   2,000 tonnes     US$2,654         Jan 96 - Feb 96
    Inti Raymi
      Forward sales contracts
         Gold...............................      83,500 oz      US$396          Jan 96 - Jun 96
      Purchased put options
         Gold...............................      42,000 oz      US$385          Jan 96 - Apr 96

     Deferred costs associated with Inti Raymi's forward sales contracts amounted to US$1.3 million and US$1.5 million at December 31, 1995 and 1994, respectively. Deferred costs associated with put options amounted to US$.2 million at December 31, 1995. There were no put options at December 31, 1994.

     Battle Mountain is exposed to credit-related losses in the event of nonperformance by the counterparties to its interest rate caps and forward sales contracts, but does not expect any counterparties to fail to meet their obligations. Battle Mountain does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.

     In future periods, Battle Mountain may continue to employ selective hedging strategies, where appropriate, to protect cash flow for specific needs.

  Foreign Operations

     Battle Mountain continues to expand and geographically diversify its resource base through the exploration, acquisition, development and exploitation of foreign gold reserves. Battle Mountain's identifiable assets attributable to foreign operations as of December 31, 1995, were approximately US$570 million and foreign operations represented approximately 81 percent of the total gross revenues of Battle Mountain for the year ended December 31, 1995. As a result, Battle Mountain is exposed to risks normally associated with foreign operations, including political, economic, social and labor instabilities, as well as foreign exchange controls, currency fluctuations and taxation changes.

     In Bolivia, presidential and congressional elections are scheduled for mid-1997. Under the Bolivian constitution, a sitting president cannot serve consecutive terms. Therefore, a change in administration will occur in 1997. The current administration has initiated far-reaching programs to decentralize central government's authority, to decentralize the distributions of the tax revenues, to reform the education and tax system and to promote private ownership of previously state-owned companies. While Battle Mountain believes these reforms are beneficial to the Bolivian people and Bolivian economy, it is difficult to predict the ultimate impacts of these, and associated reforms and a change in administration, on Battle Mountain's Bolivian operations.

     Foreign operations and investments may also be subject to laws and policies of the United States affecting foreign trade, investment and taxation which could affect the conduct or profitability of those operations.

  Inflation and Changing Prices

     Gold production costs and corporate expenses are subject to normal inflationary pressures, which, to date, have not had a significant impact on Battle Mountain. Battle Mountain's results of operations and cash flows are affected by fluctuations in the market prices of gold, silver and copper, and to a lesser extent by changes in foreign currency exchange rates.

THREE MONTHS ENDED MARCH 31, 1996 AND 1995

LIQUIDITY AND CAPITAL RESOURCES

     Summary -- At March 31, 1996, Battle Mountain had cash and cash equivalents of US$42.7 million, of which US$11.0 million was held by Battle Mountain, US$21.0 million was held by Niugini Mining and US$10.7 million was held by Inti Raymi.

     Operating Activities -- Battle Mountain generated cash flow of $5.4 million from operating activities during the three months ended March 31, 1996, compared with cash flow from operations of US$7.0 million for the three months ended March 31, 1995. The decrease in cash flows from operations of US$1.6 million was primarily the result of higher production costs at the Kori Kollo, Red Dome and Pajingo mines. Total production costs increased at the Red Dome mine because of a 47% increase in production volumes. The increase in production costs at the Kori Kollo and Pajingo mines resulted from an increase in per unit costs. (See "- Results of Operations -- Production Costs").

     Investing Activities -- Battle Mountain used cash of US$13.5 million for capital expenditures during the three months ended March 31, 1996. This amount includes US$6.0 million in interest that has been capitalized related to Battle Mountain's investment in the Lihir Gold Ltd. Battle Mountain's 1996 business plan includes a total of US$47.8 million for capital expenditures, of which approximately US$10.5 million and US$8.6 million are associated with the Phoenix and Crown Jewel projects, respectively and approximately US$9.7 million is associated with various projects and purchases of equipment by Inti Raymi.

     During the three months ended March 31, 1996, Battle Mountain spent approximately US$5.2 million on exploration and evaluation. Battle Mountain currently estimates that it will spend a total of approximately US$18 million on its 1996 exploration programs. Exploration and evaluation expenditures increased for the three months ended March 31, 1996 compared with the same period of 1995 primarily because of the expansion of Battle Mountain's exploration activities in the area of the Red Dome and Pajingo mines.

     Financing Activities -- During the first quarter of 1996, Battle Mountain borrowed an additional US$13 million under its US$75 million revolving credit facility, resulting in a total of US$30 million outstanding under this facility as of March 31, 1995. During the first quarter of 1996, Battle Mountain received US$3.9 million in dividends from Inti Raymi, net of applicable Bolivian withholding taxes. Further dividends are expected from Inti Raymi as earnings and cash are available.

     Conclusion -- Battle Mountain expects cash on hand, along with cash flows from operations and financing facilities currently in place, to be adequate to meet its cash needs at least through the middle of 1997.

     Government Regulation -- In Bolivia, new environmental regulations to implement federal legislation passed in 1992 became effective in December 1995. The official version of the new regulations was released in April 1996. These regulations contain new environmental standards and requirements applicable to Battle Mountain's Kori Kollo project which, depending on how the regulations are implemented and interpreted could require expenditures and changes in operations and it is possible that such expenditures and changes could have a material effect on Battle Mountain's financial condition or results of operations. However, based on Battle Mountain's initial review of the regulations and assuming reasonable interpretation and implementation, Battle Mountain does not anticipate that compliance will have a material adverse effect on Battle Mountain's financial condition or results of operations.

     Forward Sales and Hedging -- Battle Mountain has limited involvement with derivative financial instruments and does not use them for trading purposes.

     At March 31, 1996, Inti Raymi was party to three interest rate cap agreements which were effective June 1, 1994, each with a term of three years. The agreements entitle Inti Raymi to receive from counterparties on a quarterly basis the amounts, if any, by which Inti Raymi's interest payments on a portion of its LIBOR based floating-rate Kori Kollo project financing exceed various fixed rates over the term of the caps. The fixed rates in the cap agreements gradually escalate from 5.4 percent to 7.2 percent by 1997. The net unamortized cost of the premiums paid for these caps amounting to US$.4 million at March 31, 1996, has been included in other assets. Since the interest rate caps were put in place, Battle Mountain has amortized approximately US$.3 million of such premiums and has received approximately US$.2 million in settlement of expiring caps.

     Battle Mountain uses fixed forward sales contracts, spot deferred sales contracts and put options to hedge anticipated sales of gold, silver and copper. The following table summarizes Battle Mountain's contracts at March 31, 1996:

                                                              AVERAGE PRICE
                                                AMOUNT          PER UNIT             PERIOD
                                             -------------    -------------     ----------------
    Battle Mountain
      Forward sales contracts
         Gold..............................   129,977 oz         US$399         Apr 96 -- Feb 97
    Niugini Mining
      Forward sales contracts
         Gold..............................    85,422 oz          A$543         Apr 96 -- Dec 96
                                               53,679 oz         US$394              Apr 96
         Silver............................   312,568 oz         US$5.81             Apr 96
         Copper............................  1,000 tonnes       US$2,460             Sep 96
    Inti Raymi
      Forward sales contracts
         Gold..............................    83,500 oz         US$399         Apr 96 -- Sep 96
      Purchased put options
         Gold..............................    10,500 oz         US$385              Apr 96

     Deferred costs associated with Inti Raymi's forward sales contracts amounted to US$1.1 million and US$1.5 million at March 31, 1996 and 1995, respectively. Deferred costs associated with put options amounted to US$.1 million at March 31, 1996. There were no put options at March 31, 1995.

     The aggregate amount by which the net market value of Battle Mountain's open forward sales contracts is greater than the spot price of US$396 per ounce of gold, US$5.51 per ounce of silver and US$2,549 per tonne of copper, as of March 31, 1996, before consideration of the deferred costs referred to above, is US$2.9 million, of which US$1.1 million is attributable to minority interests. The foregoing amounts were calculated assuming conversion of Australian dollar contracts to U.S. dollars at the March 1996 month end exchange rate of US$.78 to A$1.

     Foreign Operations -- Battle Mountain's identifiable assets attributable to foreign operations as of March 31, 1996, were approximately US$554 million and foreign mining operations represented approximately 80 percent of the total gross revenues of Battle Mountain for the three months ended March 31, 1996. As a result, Battle Mountain is exposed to risks normally associated with foreign operations, including political, economic, social and labor instabilities, as well as foreign exchange controls, currency fluctuations and taxation changes.

     In Bolivia, presidential and congressional elections are scheduled for mid-1997. Under the Bolivian constitution, a sitting president cannot serve consecutive terms. Therefore, a change in administration will occur in 1997. The current administration has initiated far reaching programs to decentralize central government's authority, to decentralize the distributions of the tax revenues, to reform the education and tax system and to promote private ownership of previously state-owned companies. While Battle Mountain believes these reforms are beneficial to the Bolivian people and Bolivian economy, it is difficult to predict the ultimate impacts of these and associated reforms and a change in administration on Battle Mountain's Bolivian operations.

RESULTS OF OPERATIONS

     The following table presents significant financial data related to Battle Mountain's results of operations for the three months ended March 31:

                                                                        1996        1995
                                                                       -------     -------
    Gold sales (ounces -- 100%)......................................  148,000     142,000
    Gold revenues realized per ounce.................................   US$393      US$382
    Average London PM fix per ounce..................................   US$400      US$379
    Cash production costs per equivalent gold ounce produced*........   US$240      US$209
    Depreciation, depletion and amortization per equivalent gold
      ounce produced.................................................    US$96       US$87

- ---------------

* Includes mining, milling and other plant costs directly related to a mine site and stripping cost adjustments but excludes third party smelting costs, transportation costs, royalties, depreciation, depletion and amortization and taxes.

     Gross Revenue -- Gross revenue increased for the three months ended March 31, 1996, compared with the same period of 1995 because of a higher average realized gold price and increased sales volumes from the Red Dome, San Cristobal, Pajingo and Kori Kollo mines. Increased spot gold prices caused the average realized sales price of gold to increase to US$393 per ounce for the first quarter of 1996 compared with US$382 per ounce for the first quarter of 1995. Average realized prices for the first quarter of 1996 were lower than the average London PM fix because of Battle Mountain's practice of pricing its gold shipments 20 to 45 days in advance of shipment.

     Production Costs -- Production costs increased on a total and per equivalent ounce of gold produced basis for the three month period ended March 31, 1996, compared with the same period of 1995. Production costs increased because of increased sales volumes at the Red Dome, San Cristobal, Pajingo and Kori Kollo mines. Production costs per equivalent ounce of gold produced increased at the Kori Kollo, Pajingo and San Luis mines. These unit costs increased at the Kori Kollo mine because of lower mill head grades and temporary increases in materials costs. Studies are underway regarding the lower mill head grades. Per equivalent ounce of gold produced costs increased at the Pajingo mine because production is now coming from ore recovered from the higher cost underground section of the Cindy deposit and because ore was being mined at a faster rate than it was being milled. Mining was completed at the Cindy deposit in April and production is currently from stockpiles which will result in a reduction of per equivalent ounce production costs. Battle Mountain expects production to be completed towards the end of the third quarter of 1996.

     Depreciation, depletion and amortization increased in total and on a cost per equivalent ounce produced for the three months ended March 31, 1996, when compared with the same period of 1995. Depreciation, depletion and amortization increased primarily because of an increase in this cost on a per equivalent ounce of gold produced basis at the Pajingo mine complex. The depreciation, depletion and amortization at the Pajingo mine complex is high because of the high cost of the development of the underground portion of the Cindy mine relative to the number of ounces that will be produced from that mine. Production from ore from the Cindy mine will cease during the second quarter of 1996 thus reducing depreciation, depletion and amortization charges at the Pajingo mine complex in subsequent quarters. Once the ore from the Cindy mine is exhausted, gold will continue to be produced at the Pajingo complex from low grade stockpiles from the previously depleted Scott Lode.

     Other -- Battle Mountain had other expense in the amount of US$1.5 million for the three months ended March 31, 1996, compared with other income of US$.6 million for the three months ended March 31, 1995. The other expense resulted primarily from foreign exchange losses in the amount of approximately

US$1.6 million. Most of these foreign exchange losses resulted from losses recorded on U.S. dollar cash deposits held by Niugini Mining (Australia) Pty. Ltd. ("NMA"), an Australian dollar functional currency subsidiary of Niugini Mining. The losses occurred because of the strengthening of the Australian dollar compared with the U.S. dollar. The U.S. dollar cash deposits were from sales of gold, silver and copper from the Red Dome mine. Under the terms of a short term loan agreement, Niugini Mining was required to keep U.S. dollars received from the sales of its metals from the Red Dome mine in a U.S. dollar bank account held by NMA. At the end March 1996, this loan was repaid and there are no further restrictions imposed by the loan agreement on the transfer of funds between NMA and its affiliates. This should allow Niugini Mining more flexibility in managing its foreign currency gains and losses. Niugini Mining transferred most of the U.S. dollar cash deposits from NMA to Niugini Mining Ltd. in April 1996. Niugini Mining Ltd. is a U.S. dollar functional currency company.

     Battle Mountain's effective income tax rate is 40 percent for the first quarter of 1996, as compared with an effective income tax rate of 9.5 percent in 1995. The effective tax rate for 1996 is higher than the U.S. statutory rate primarily because the income tax benefit derived from the undistributed losses of Niugini Mining have not been included in the calculation of the income tax rate. The effective income tax rate for 1995 was affected by the recognition of deferred tax assets related to foreign tax credits. Prior to 1995, Battle Mountain treated foreign taxes paid as deductions for U.S. income tax purposes. However, Battle Mountain determined in 1995 that it is more likely than not that it will be able to utilize foreign tax credits for foreign taxes because of Inti Raymi's projected net income and its ability to remit earnings in the form of dividends to Battle Mountain.

STATISTICAL INFORMATION (UNAUDITED)

                                                                      THREE MONTHS ENDED
                                                                           MARCH 31,
                                                                   -------------------------
                                                                    1996              1995
                                                                   -------           -------
BATTLE MOUNTAIN COMPLEX Operating Data
  Production statistics
     Gold recovered (000s oz)....................................       17                17
     Silver recovered (000s oz)..................................       64                42
                                                                   -------           -------
  Cost Per Equivalent Gold Ounce(1)
     Cash production costs.......................................  US$ 311           US$ 334
     Taxes, other than income....................................       10                12
     Depreciation, depletion and amortization....................       73                62
                                                                   -------           -------
          Total operating costs..................................  US$ 394           US$ 408
                                                                   -------           -------
SAN LUIS Operating Data
  Production statistics
     Gold Recovered (000s oz)....................................       15                17
     Silver Recovered (000s oz)..................................        9                 6
                                                                   -------           -------
  Cost Per Equivalent Gold Ounce(1)
     Cash production costs.......................................  US$ 273           US$ 250
     Taxes, other than income....................................       18                 7
     Depreciation, depletion and amortization....................       85                96
                                                                   -------           -------
          Total operating costs..................................  US$ 376           US$ 353
                                                                   -------           -------
PAJINGO Operating Data
  Production statistics
     Gold recovered (000s oz)....................................       11                 8
     Silver recovered (000s oz)..................................        5                18
                                                                   -------           -------
  Cost Per Equivalent Gold Ounce(1)
     Cash production costs.......................................  US$ 292           US$ 110
     Taxes, other than income....................................        3                 2
     Depreciation, depletion and amortization....................      115                54
                                                                      ----              ----
          Total operating costs..................................  US$ 410           US$ 166
                                                                   -------           -------
KORI KOLLO Operating Data
  Production statistics
     Gold recovered Battle Mountain share (000s oz)(2)...........       69                71
     Silver recovered Battle Mountain share (000s oz)(2).........      214               302
     Gold recovered (000s oz)....................................       78                81
     Silver recovered (000s oz)..................................      243               343
                                                                   -------           -------
  Cost Per Equivalent Gold Ounce(1)
     Cash production costs.......................................  US$ 206           US$ 167
     Taxes, other than income....................................        3                 1
     Depreciation, depletion and amortization....................      103                90
                                                                   -------           -------
          Total operating costs..................................  US$ 312           US$ 258
                                                                   =======           =======

                                                                      THREE MONTHS ENDED
                                                                           MARCH 31,
                                                                    1996              1995
                                                                    ----              ----
SAN CRISTOBAL Operating Data
  Production statistics
     Gold recovered Battle Mountain share (000s oz)(3)...........       10                 9
     Silver recovered Battle Mountain share (000s oz)(3).........       25                21
     Gold recovered (000s oz)....................................       21                18
     Silver recovered (000s oz)..................................       50                41
                                                                   -------           -------
  Cost Per Equivalent Gold Ounce(1)
     Cash production costs.......................................  US$ 312           US$ 314
     Taxes, other than income....................................       --                --
     Depreciation, depletion and amortization....................       93                81
                                                                   -------           -------
          Total operating costs..................................  US$ 405           US$ 395
                                                                   -------           -------
RED DOME Operating Data
  Production statistics
     Gold recovered Battle Mountain share (000s oz)(3)...........       12                11
     Silver recovered Battle Mountain share (000s oz)(3).........      106                76
     Gold recovered (000s oz)....................................       24                21
     Silver recovered (000s oz)..................................      209               146
     Copper recovered (000s lbs).................................    3,525             2,542
                                                                   -------           -------
  Cost Per Equivalent Gold Ounce(1)
  Cash production costs..........................................  US$ 204           US$ 220
     Taxes, other than income....................................       --                --
     Depreciation, depletion and amortization....................       92               125
                                                                   -------           -------
          Total operating costs..................................  US$ 296           US$ 345
                                                                   -------           -------
  AGGREGATE DATA
     Gold recovered Battle Mountain share (000s oz)..............      134               133
     Gold sales Battle Mountain share (000s oz)..................      125               124
     Gold recovered (000s oz)....................................      166               162
     Gold sales (000s oz)........................................      148               142
     Average price per oz realized...............................  US$ 393           US$ 382
                                                                   -------           -------
     Silver recovered Battle Mountain share (000s oz)............      423               465
     Silver sales Battle Mountain share (000s oz)................      320               388
     Silver recovered (000s oz)..................................      580               596
     Silver sales (000s oz)......................................      379               453
     Average price per oz realized...............................  US$5.45           US$4.83
                                                                   -------           -------
     Weighted Average Cost Per Equivalent Gold Ounce(1)
       Cash production costs.....................................  US$ 240           US$ 209
       Taxes, other than income..................................        5                 3
       Depreciation, depletion and amortization..................       96                87
                                                                   -------           -------
          Total operating costs..................................  US$ 341           US$ 299
                                                                   -------           -------

- ---------------

(1) Represents production costs incurred which, because of changes in inventory, may not be included in operating results for the period. Includes mining, milling and other plant costs directly related to a mine site and stripping cost adjustments but excludes third party smelting costs, transportation costs, royalties, depreciation, depletion and amortization and taxes.

(2) Reflects Battle Mountain's 88 percent equity interest.

(3) Reflects Battle Mountain's average equity interest of 50.5 percent for 1996 and of 51.4 percent for 1995.

                     INFORMATION CONCERNING BATTLE MOUNTAIN

BUSINESS AND PROPERTIES OF BATTLE MOUNTAIN

  Introduction

     Battle Mountain is engaged in the mining and processing of gold, silver and copper ore in the United States, Bolivia, Chile and Australia and in the exploration and evaluation of precious metals properties primarily in Latin America, the South Pacific, Australia and the United States. Battle Mountain was incorporated in Nevada in 1985.

     Battle Mountain's operating properties include the Battle Mountain Complex in Nevada, the San Luis mine in Colorado, the Pajingo and Red Dome mines in Queensland, Australia, the San Cristobal mine in Chile and the Kori Kollo mine in Bolivia. Battle Mountain is in the permitting phase of two development projects in the United States, the Crown Jewel in Washington and the Phoenix at the Battle Mountain Complex in Nevada, and the Lihir project is under development in PNG.

     Battle Mountain currently owns 88 percent of the outstanding common equity of Inti Raymi, which owns and operates the Kori Kollo mine. Battle Mountain also owns approximately 50.5 percent of the outstanding common equity of Niugini Mining, which owns and operates the San Cristobal and the Red Dome mines and has a 17.15 percent interest in LGL, which is constructing and developing the Lihir project. See "-- Niugini Mining Limited -- Lihir Project."

     In 1995, Battle Mountain produced approximately 714,000 ounces of gold, 2.4 million ounces of silver and 10.8 million pounds of copper, of which Battle Mountain's attributable portion was 579,000 ounces of gold, 1.9 million ounces of silver and 5.5 million pounds of copper. A majority of Battle Mountain's production in 1995 was attributable to foreign operations.

     The following table provides aggregate operating data for all of Battle Mountain's operating mines for the years 1995 and 1994:

                                                            YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------
                                                         1995                    1994
                                                 ---------------------   ---------------------
                                                  BATTLE                  BATTLE
                                                 MOUNTAIN                MOUNTAIN
           AGGREGATE OPERATING DATA               NET(1)       100%       NET(2)       100%
- -----------------------------------------------  ---------   ---------   ---------   ---------
Gold production (000s oz)......................        579         714         486         581
Gold sales (000s oz)...........................        579         713         478         569
Average realized gold price per oz.............     US$383      US$384      US$385      US$386
Silver production (000s oz)....................      1,855       2,414       1,724       2,150
Silver sales (000s oz).........................      1,842       2,389       1,692       2,094
Average realized silver price per oz...........    US$5.23     US$5.26     US$5.33     US$5.34
Copper production (000s lbs)...................      5,520      10,840       6,546      12,606
Copper sales (000s lbs)........................      5,415      10,637       6,022      11,601
Average realized copper price per lb...........   US$1.191    US$1.191    US$1.053    US$1.053
Weighted average cost per equivalent gold
  ounce(3):
  Cash production costs........................     US$202      US$201      US$203      US$205
  Taxes, other than income.....................          4           4           4           3
  Depreciation, depletion and amortization.....         92          na          83          na
                                                  --------    --------    --------    --------
          Total operating costs................     US$298          na      US$290          na
                                                  ========    ========    ========    ========

- ---------------

(1) Includes data based on Battle Mountain's 88 percent ownership of Inti Raymi during 1995. Gold production and gold sales each include 298,000 ounces related to Battle Mountain's interest in Inti Raymi; silver production and silver sales include 1,153,000 ounces and 1,154,000 ounces, respectively, related to such interest. The information in the table also includes data based on Battle Mountain's 50.9 percent average ownership interest in Niugini Mining for 1995. Gold production and gold sales include 98,000 ounces and 97,000 ounces, respectively, related to Battle Mountain's interest in Niugini Mining; silver production and silver sales include 419,000 ounces and 402,000 ounces, respectively, related to such interest; copper production and copper sales relate only to such interest.

(2) Includes data based on Battle Mountain's 85 percent ownership of Inti Raymi until February 28, 1994, and 88 percent thereafter. Gold production and gold sales include 274,000 ounces and 271,000 ounces, respectively, related to Battle Mountain's interest in Inti Raymi, and silver production and silver sales include 1,251,000 ounces and 1,238,000 ounces, respectively, related to such interest. The information in the table also includes data based on Battle Mountain's 52.0 percent average ownership interest in Niugini Mining for 1994. Gold production and gold sales include 61,000 ounces and 57,000 ounces, respectively, related to Battle Mountain's interest in Niugini Mining; silver production and silver sales include 265,000 ounces and 242,000 ounces, respectively, related to such interest; and copper production and copper sales relate only to such interest.

(3) Represents production costs incurred which, because of changes in inventory, may not be included in operating results for the period. All costs are shown on a per equivalent gold ounce produced basis, with silver and copper by-products converted to ounces of gold on an equivalent revenue basis.
    Cash production costs include mining, processing, mine-related corporate administrative and other direct plant costs, but exclude sales expenses, royalties, corporate administrative expenses unrelated to a particular mine site and other indirect costs.

  Gold Price Volatility

     The volatility of gold prices is illustrated by the following table of the high, low and average afternoon fixing prices of gold per ounce on the London Bullion Market:

                                                      YEAR ENDED DECEMBER 31,
                                          -----------------------------------------------
                                           1995      1994      1993      1992      1991
                                          -------   -------   -------   -------   -------
    High................................   US$397    US$395    US$406    US$359    US$403
    Low.................................      374       378       326       330       344
    Average.............................      384       384       360       344       362

     To mitigate the impact of downturns in the gold, silver and copper markets, Battle Mountain currently engages in limited hedging transactions with respect to a portion of its production and reserves of gold, silver and copper. See "RISK FACTORS -- Gold Price Volatility" for a discussion of gold price fluctuation and its impact on the profitability of Battle Mountain. Also, see "-- Sales and Precious Metals Hedging Activities," "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS -- Liquidity and Capital Resources" and Note 15, "Forward Sales and Hedging," of Notes to Battle Mountain Consolidated Financial Statements included elsewhere herein.

  Battle Mountain Gold Company

     Battle Mountain's corporate headquarters is located in Houston, Texas. Battle Mountain has a North American regional office in Denver, Colorado. Mine offices are located in Battle Mountain, Nevada; San Luis, Colorado; and near Charters Towers, Queensland; with an operations branch office in Oroville, Washington. Battle Mountain's worldwide exploration program is headquartered in Houston, Texas. U.S. exploration activities are managed from the Reno, Nevada branch office. Latin American exploration activities are managed from the Tucson, Arizona branch office. Other exploration offices are located in Helena, Montana; San Juan, Argentina; Townsville, Queensland; Perth, Western Australia; and Jakarta, Indonesia.

  Battle Mountain Complex

     General. Battle Mountain's Battle Mountain Complex is located near Battle Mountain, Nevada, and consists of two areas known as Copper Canyon and Copper Basin, totaling approximately 50 square miles. The Copper Basin area is located 10 miles northeast of the Copper Canyon area. Battle Mountain's identifiable assets attributable to the Battle Mountain Complex as of December 31, 1995, were US$45.0 million.

     The Fortitude mine's reserves at the Battle Mountain Complex were exhausted in March 1993. Heap leaching at Copper Basin commenced in 1991 and is expected to continue through mid-1996. The Reona heap leach mine in Copper Canyon commenced production in October 1994. Battle Mountain announced a development decision with regard to the Phoenix milling project in March 1995. Start-up of the Phoenix project will depend on the length of the permitting process.

     Battle Mountain holds title to the Battle Mountain property in the form of fee land, unpatented lode, placer and millsite claims and leased claim acreage. The Reona mine and Phoenix project are located in part on unpatented lode claims which may be subject to future royalties if legislative amendment or replacement of the General Mining Law takes place. See "-- Property Interests -- United States." Access to the Battle Mountain Complex is by way of a two-mile paved road, which connects to a state highway.

                                                                           DECEMBER 31, 1995
                                                                           -----------------
    RESERVE DATA(1)
    Proven/probable ore reserves (000s tons).............................        13,610
    Average gold ore grade (oz/ton)......................................          .022
    Contained ounces (000s)
      Gold...............................................................           295
      Silver.............................................................         2,120
    Recovery factor for gold (%).........................................            66

                                                                         YEAR ENDED
                                                                        DECEMBER 31,
                                                                      -----------------
                                                                       1995       1994
                                                                      ------     ------
    OPERATING DATA
    Production statistics:
      Tons of ore leached (000s)....................................   6,362      2,853
      Stripping ratio(2)............................................   1.0:1      1.9:1
      Leach ore grade (oz gold/ton).................................    .009       .010
      Leach recovery factor for gold (%)............................      60         45
      Gold recovered (000s oz)......................................      75         48
      Silver recovered (000s oz)....................................     207         96
    Cost per equivalent gold ounce(3):
      Cash production costs.........................................  US$311     US$276
      Taxes, other than income......................................      12         16
      Depreciation, depletion and amortization......................      72        117
                                                                      ------     ------
      Total operating costs.........................................  US$395     US$409
                                                                      ======     ======

- ---------------

(1) The reserves relate to the Reona mine only and were determined using a cutoff grade ranging from .009 to .024 ounce per ton and an assumed gold price of US$385 per ounce. These reserve data do not include approximately 7,000 contained ounces of gold attributable to Copper Basin heap leach ore which will continue to be leached through mid-1996. See "-- Certain Factors Affecting Reserves, Foreign Investments and Properties."

(2) As of December 31, 1995, the estimated average stripping ratio over the remaining life of the Battle Mountain Complex ore reserves was approximately 1.3:1.

(3) Represents production costs incurred which, because of changes in inventory, may not be included in operating results for the period. All costs are shown on a per equivalent gold ounce produced basis, with by-product silver converted to ounces of gold on an equivalent revenue basis. Cash production costs include mining, processing, other direct plant costs and mine-related corporate administrative costs, but exclude sales expenses, corporate administrative expenses unrelated to a particular mine site and other indirect costs.

     Reona Mine. The Reona mine commenced operations in October 1994 and had its first full year of production in 1995.

     Copper Basin Heap Leach. Residual leaching of ore continued at the Copper Basin Heap Leach operation during 1995 and is expected to be discontinued in mid-1996.

     Phoenix Project. Battle Mountain announced a development decision in March 1995 for the Phoenix milling project in Copper Canyon at the Battle Mountain Complex. Reserves at the Phoenix project were estimated at 46.6 million tons of ore at an average grade of .039 ounce of gold per ton as of December 31, 1995, for proven and probable reserves of approximately 1,890,000 contained ounces of gold and approximately 10,100,000 contained ounces of silver. The average recovery factor for gold was estimated to be approximately 82 percent. The reserves were determined using a cutoff grade ranging from .009 to .024 and an assumed gold price of US$385 per ounce. The estimated average stripping ratio over the life of the Phoenix project is expected to be approximately 3.9:1. See "-- Certain Factors Affecting Reserves, Foreign Investments and Properties."

     Preliminary engineering for the project commenced in the fall of 1995. The Phoenix project is in the process of being permitted. The draft Environmental Impact Statement ("EIS") is expected to be issued in late 1996 with the final EIS expected to be issued in the first half of 1997. See "-- Environmental Matters -- United States -- Battle Mountain Complex." Total capital costs of the Phoenix project are estimated at US$142 million, excluding escalation and capitalized interest. The estimated cost of the project has increased from the previous estimate of US$125 million primarily due to the redesign of the milling facility with a throughput capacity of 14,000 tons per day compared to the previous design of 10,000 tons per day. This new design anticipates higher annual production of approximately 190,000 ounces per year over a nine-year life of mine. This compares to the previously reported average production rate of 150,000 ounces of gold per year. The higher production rate is based in part on an increase in proven and probable reserves at the Phoenix project. See "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

     Geology. The mines at the Battle Mountain Complex are located in the Battle Mountain Range. The range consists of predominantly faulted and folded Paleozoic rocks which have been locally intruded by plutonic masses. Marginal to and associated with the plutons, sulfide mineralization containing base and precious metals has locally formed. Economic concentrations of gold and silver are typically associated with carbonate sediments that have been converted to "skarn" through the process of contact metamorphism. Economic mineralization is also associated with faulting and shearing which formed contemporaneously with the intrusive events. Mill grade gold and silver mineralization has been mined from several areas within the district where strong sulfide mineralization was deposited. Natural weathering has altered areas of sulfide mineralization to form iron oxides and other secondary minerals that are generally favorable for heap leach recovery of precious metals.

     Mining, Processing and Environmental Compliance. Battle Mountain conducts its mining operation at the Battle Mountain Complex utilizing conventional open pit mining methods. Leach grade ore is processed at Reona and Copper Basin by heap leaching. The precious metals refinery and desorption plant at Copper Canyon processes solution from the Reona and Copper Basin heap leach facilities. The Battle Mountain Complex is subject to federal and state environmental laws and regulations including reclamation and closure requirements under the laws and regulations of the State of Nevada and the U.S. Department of the Interior,

Bureau of Land Management (the "BLM"). See "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources -- Government Regulation" and "-- Environmental Matters -- United States -- Battle Mountain Complex."

  San Luis Mine

     General. The San Luis mine is located approximately 3 miles northeast of San Luis, Colorado. The San Luis mine lies within approximately 800 acres of land leased from a private party which in turn owns the land in fee. The lease is held by Battle Mountain Resources Inc., a wholly owned subsidiary of Battle Mountain. Battle Mountain also owns fee lands in the proximity of the mine. Production from the mine is subject to a net smelter returns royalty of 3.5 percent payable to a private party. See "-- Property Interests -- United States." Commercial production at the San Luis mine began in July 1991. The San Luis reserves are expected to be depleted in the second quarter of 1997. Access to the San Luis property is by way of a five mile dirt road, which connects to a state highway. Battle Mountain's identifiable assets attributable to the San Luis mine as of December 31, 1995, were US$19.4 million.

                                                                           DECEMBER 31, 1995
                                                                           -----------------
    RESERVE DATA(1)
    Proven/probable ore reserves (000s tons)...........................          2,155
    Average gold ore grade (oz/ton)....................................           .043
    Contained gold ounces (000s).......................................             95
    Recovery factor for gold (%).......................................             90

                                                                         YEAR ENDED
                                                                        DECEMBER 31,
                                                                      -----------------
                                                                       1995       1994
                                                                      ------     ------
    OPERATING DATA
    Production statistics:
      Tons of ore milled (000s).....................................   1,881      1,692
      Stripping ratio(2)............................................   1.3:1      2.0:1
      Mill feed ore grade (oz gold/ton).............................    .043       .046
      Mill recovery factor for gold (%).............................      89         89
      Gold recovered (000s oz)......................................      72         73
      Silver recovered (000s oz)....................................      32         19
    Cost per equivalent gold ounce(3):
      Cash production costs.........................................  US$235     US$244
      Taxes, other than income......................................      13         14
      Depreciation, depletion and amortization......................      96         71
                                                                      ------     ------
              Total operating costs.................................  US$344     US$329
                                                                      ======     ======

- ---------------

(1) The reserves were determined using a cutoff grade of .022 ounce of gold per ton and an assumed gold price of US$385 per ounce. See "-- Certain Factors Affecting Reserves, Foreign Investments and Properties."

(2) As of December 31, 1995, the estimated average stripping ratio was approximately 1.6:1 over the remaining life of the mine.

(3) Represents production costs incurred which, because of changes in inventory, may not be included in operating results for the period. All costs are shown on a per equivalent gold ounce produced basis, with silver by-product converted to ounces of gold on an equivalent revenue basis. Cash production costs include mining, processing, mine-related corporate administrative costs and other direct plant costs, but exclude sales expenses, royalties, corporate administrative expenses unrelated to a particular mine site and other indirect costs.

     Geology. The San Luis gold deposits, composed of the east and west zones, are part of a relatively flat dipping, tabular mineralized zone. This zone lies on the south-facing slope of the north side of Rito Seco

Valley. The host rocks of the deposits are intensely deformed gneisses of Precambrian age. The gold is fine-grained and associated with various sulfide minerals, pyrite being the most common. The degree of oxidation is weak and generally is restricted to fractures near the surface. Sulfides occur at the surface in some areas, particularly the west zone.

     Mining, Processing and Environmental Compliance. Battle Mountain conducts its mining operations at San Luis utilizing conventional open pit mining methods. Ore is processed at a mill in a carbon-in-pulp cyanide leach circuit. Operations at San Luis are subject to federal and state environmental laws and regulations. See "-- Environmental Matters -- United States."

  Pajingo Mine/Cindy Deposit

     General. The Pajingo mine and milling facility and the nearby Cindy deposit are situated on a 10.5 square mile state-issued mining lease, 44 miles southeast of Charters Towers and 120 miles southwest of Townsville, Queensland. The ownership of the Pajingo facilities, surrounding area and Cindy deposit was transferred by Pajingo Gold Mine Pty. Ltd., a wholly owned Australian subsidiary of a U.S. subsidiary of Battle Mountain, to Battle Mountain (Australia) Inc., a wholly owned U.S. subsidiary of Battle Mountain, in early 1996. An agreement is presently being negotiated with Posgold Operations Pty. Ltd. whereunder Battle Mountain (Australia) Inc.'s interest in the Pajingo facilities, surrounding area and Cindy deposit would be transferred to the currently existing joint venture between Battle Mountain (Australia) Inc. and Posgold, in which Battle Mountain Australia holds a 50 percent interest. Production from the state-issued mining lease is subject to an annual royalty payable to the State of Queensland. See "-- Property Interests -- Australia" and "-- Taxes -- Australia." Production from the Cindy deposit is subject to a 3 percent royalty payable to a private party. Battle Mountain's identifiable assets attributable to the Pajingo mine and Cindy deposit as of December 31, 1995, were US$7.2 million.

     The Pajingo mine commenced production in 1987. Mining operations at the Pajingo mine ceased in 1993; however, processing of stockpiled ore continued into 1995. Battle Mountain commenced development of the Cindy deposit in November 1993. Open pit mining of the Cindy deposit ceased in July 1994. Underground mining of the Cindy deposit, which began in 1995, is currently expected to cease in 1996 with the depletion of Cindy reserves. Exploration is ongoing at the nearby Vera and other prospects in which Battle Mountain (Australia) Inc. has a 50 percent joint venture interest, as well as around the Cindy deposit. Access to the Pajingo mine and Cindy deposit is by way of a 13-mile gravel road, which connects to a state highway.

                                                                           DECEMBER 31, 1995
                                                                           -----------------
    RESERVE DATA(1)
    Proven/probable ore reserves (000s tons)...............................          77
    Average gold ore grade (oz/ton)........................................        .217
    Contained gold ounces (000s)...........................................          15
    Recovery factor for gold (%)...........................................          96

                                                                         YEAR ENDED
                                                                        DECEMBER 31,
                                                                      -----------------
                                                                       1995       1994
                                                                      ------     ------
    OPERATING DATA
    Production statistics:
      Tons of ore milled (000s).....................................     192        191
      Stripping ratio(2)............................................      na     22.7:1
      Mill feed ore grade (oz gold/ton).............................    .199       .170
      Mill recovery factor for gold (%).............................      96         95
      Gold recovered (000s oz)......................................      36         30
      Silver recovered (000s oz)....................................      44         93
    Cost per equivalent gold ounce(3):
      Cash production costs.........................................  US$172     US$160
      Taxes, other than income......................................       2          2
      Depreciation, depletion and amortization......................     107         47
                                                                      ------     ------
         Total operating costs......................................  US$281     US$209
                                                                      ======     ======

- ---------------

(1) This table includes ore reserves at the Cindy deposit. The reserves were determined using a cutoff grade of .117 ounce of gold per ton and an assumed gold price of US$385 per ounce. See "-- Certain Factors Affecting Reserves, Foreign Investments and Properties."

(2) The stripping ratio reported for 1994 relates to open pit mining at the Cindy deposit.

(3) Represents production costs incurred which, because of changes in inventory, may not be included in operating results for the period. All costs are shown on a per equivalent gold ounce produced basis, with by-product silver converted to ounces of gold on an equivalent revenue basis. Cash production costs include mining, processing, mine-related corporate administrative costs and other direct plant costs, but exclude sales expenses, corporate administrative expenses unrelated to a particular mine site and other indirect costs. Under the mining lease, Battle Mountain pays to the State of Queensland an annual royalty equal to the greater of 2 percent of gross sales after deducting A$30,000 or 5 percent of the operating income that exceeds A$30,000. Payment of such royalty is not included in cash production costs.

     Vera Prospect. Battle Mountain, with its joint venture partner PosGold Operations Pty. Ltd., conducts exploration and evaluation activities in search of precious metals near the Pajingo mine and Cindy deposit. Gold mineralization has been found at the Vera prospect near the Cindy deposit. Additional drilling is currently underway in an effort to further evaluate the Vera prospect gold mineralization.

     Geology. The Cindy deposit and Vera prospect are located in rocks of Paleozoic age in the Drummond Basin. The host rocks are volcanic pyroclastic and lava rocks intermixed with sandstone and siltstone sedimentary rocks. The gold ores occur as quartz veins emplaced in steeply dipping fractures in the host rocks.

     Mining, Processing and Environmental Compliance. Battle Mountain conducts its mining operations at the Cindy deposit utilizing underground mining methods. Ore from the Cindy deposit is transported by truck over a three-kilometer road to the Pajingo mine and processed at the Pajingo mill in a carbon-in-pulp cyanide leach circuit. The Pajingo mine and Cindy deposit are subject to environmental laws and regulations including reclamation requirements under Queensland legislation. See "-- Environmental Matters -- Australia."

  Crown Jewel Project

     Battle Mountain has an option to earn a 54 percent joint venture interest in the Crown Jewel project near Oroville, Washington. After the joint venture produces 1.6 million ounces of gold, this joint venture interest would be reduced to 51 percent. Battle Mountain announced a decision to develop the Crown Jewel project in 1992, subject to obtaining requisite permits and approvals. Total capital costs for the project, including plant construction, exploration, evaluation and option payments, are anticipated to be approximately US$100 million excluding escalation and capitalized interest, of which approximately US$45.2 million have been incurred through December 31, 1995. See "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources." Legislative amendment of the General Mining Law could take place in 1996 which could result in the imposition of a royalty on a portion of Crown Jewel production. See "-- Property
Interests -- United States."

     The project is located in northeastern Washington state on lands consisting of patented, unpatented and lease holdings. Battle Mountain's identifiable assets attributable to the Crown Jewel project as of December 31, 1995, were US$44.0 million. A First Half -- Mineral Entry Final Certificate has been issued with respect to the unpatented portion of the Crown Jewel ore body. See
"-- Property Interests -- United States." The Crown Jewel milling facility will have a throughput capacity of 3,000 tons per day which is expected to produce an average of approximately 97,200 ounces of gold per year attributable to Battle Mountain. Battle Mountain will be the operator.

     Battle Mountain is proceeding with permitting of the Crown Jewel project. The draft Environmental Impact Statement was issued in June 1995. The final Environmental Impact Statement is currently expected to be issued by the end of 1996. Start-up of the Crown Jewel project will depend on the length of the permitting and the extent to which legal appeals are made. See "-- Environmental Matters -- United States -- Crown Jewel Project."

     Reserves at the Crown Jewel project were estimated at 8.5 million tons of ore at an average grade of .182 ounce of gold per ton as of December 31, 1995, for proven and probable gold reserves of approximately 1,550,000 contained ounces with 835,000 ounces attributable to Battle Mountain. The average recovery factor for gold was estimated to be approximately 88 percent. The reserves were determined using a cutoff grade of .042 ounce of gold per ton and an assumed gold price of US$375 per ounce. Additional gold mineralization exists at the Crown Jewel project comprising approximately 600,000 tons of gold mineralization with an average grade of .182 ounce of gold per ton based on the same cutoff grade and assumed gold price used to determine the above stated reserves. See "-- Certain Factors Affecting Reserves, Foreign Investments and Properties."

  Exploration

     Battle Mountain, through subsidiaries and joint ventures, currently conducts exploration and evaluation activities in search of precious metals internationally, including the United States, Argentina, Bolivia, Mexico, Chile, Panama, Honduras, Australia, Peru, Indonesia and China. Battle Mountain's primary objective is to develop high-quality ore deposits with low operating costs per ounce. Battle Mountain seeks to do this through exploration for extensions of ore zones at operating properties, in areas proximate to other gold production and through frontier exploration. For additional information concerning Battle Mountain's exploration expenditures, see "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

  Empresa Minera Inti Raymi S.A.

     Inti Raymi's corporate headquarters is located in La Paz, Bolivia. Battle Mountain owns 88 percent of Inti Raymi's equity. The remaining 12 percent of Inti Raymi is owned by Zeland Mines S.A. See "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS -- Liquidity and Capital Resources." Battle Mountain maintains political risk insurance for a portion of its investment in Inti Raymi with the Overseas Private Investment Corporation, a United States government agency. See "-- Certain Factors Affecting Reserves, Foreign Investments and Properties." Inti Raymi's principal asset is the Kori Kollo mine.

  Kori Kollo Mine

     General. The Kori Kollo mine is located near Oruro in western Bolivia on government mining concessions issued to Inti Raymi covering approximately 43.7 square miles. See "-- Property Interests -- Bolivia." Access to the mine site is by way of a 27-mile dirt and gravel road connected to a national highway. Battle Mountain's identifiable assets attributable to the Kori Kollo mine as of December 31, 1995, were US$265.0 million.

     Commercial production from the milling facility at the Kori Kollo mine commenced in February 1993. At that time, heap leaching of oxide ore at the mine was discontinued. The cost of constructing the milling facility was partially project financed. See "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources." Inti Raymi completed its first full year of production from the milling facility in 1994.

     Inti Raymi conducts ongoing exploration and evaluation activities in search of precious metals within the Kori Kollo concession areas. At the Llallagua project located on the Kori Kollo concessions, Inti Raymi has identified 8.21 million tons of proven and probable oxide gold reserves, with an average ore grade of .039 ounce of gold per ton at an assumed gold price of US$385 per ounce of gold, or approximately 320,000 contained ounces of gold. These reserves, included in the table below, will be processed at the nearby Kori Kollo milling facility. Additional gold mineralization has been found in the sulfide ore underlying the oxide cap at Llallagua. Metallurgical testing is underway to further evaluate this sulfide ore. See "-- Certain Factors Affecting Reserves, Foreign Investments and Properties."

                                                                       DECEMBER 31, 1995
                                                                     ---------------------
                                                                      BATTLE
                                                                     MOUNTAIN
                                                                       NET
                                                                      (88%)          100%
                                                                     --------       ------
    RESERVE DATA(1)
    Proven/probable ore reserves (000s tons).......................   49,421        56,161
    Average gold ore grade (oz/ton)................................     .061          .061
    Contained ounces (000s)
      Gold.........................................................    3,065         3,480
      Silver.......................................................   17,625        20,030
    Recovery factor for gold (%)...................................       70            70

                                                           YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------
                                                          1995                  1994
                                                  --------------------  --------------------
                                                   BATTLE                BATTLE
                                                  MOUNTAIN              MOUNTAIN
                                                    NET                   NET
                                                   (88%)        100%      (2)         100%
                                                  --------     -------  --------     -------
    OPERATING DATA
      Tons of ore milled (000s).................     6,217       7,065     5,980       6,831
      Stripping ratio(3)........................     1.5:1       1.5:1     1.2:1       1.2:1
      Mill feed ore grade (oz gold/ton).........      .069        .069      .066        .066
      Mill recovery factor for gold (%).........        70          70        69          69
      Gold recovered (000s oz)..................       298         339       274         313
      Silver recovered (000s oz)................     1,153       1,310     1,251       1,431
    Cost per equivalent gold ounce(4):
      Cash production costs.....................   US$ 172      US$172   US$ 173      US$173
      Taxes, other than income..................         3           3         1           1
      Depreciation, depletion and
         amortization...........................        90          na        91          na
                                                   -------      ------   -------      ------
              Total operating costs.............   US$ 265          na   US$ 265          na
                                                   =======      ======   =======      ======

- ---------------

(1) The reserves were determined using a cutoff grade ranging from .025 to .037 ounce of gold per ton and an assumed gold price of US$385 per ounce. See
    "-- Certain Factors Affecting Reserves, Foreign Investments and Properties."

(2) Reflects data attributable to Battle Mountain's 85 percent-ownership of Inti Raymi through February 1994 and its 88 percent ownership of Inti Raymi thereafter.

(3) As of December 31, 1995, the estimated average stripping ratio was approximately 1.1:1 over the remaining life of the mine.

(4) Represents production costs incurred which, because of changes in inventory, may not be included in operating results for the period. All costs are shown on a per equivalent gold ounce produced basis, with by-product silver converted to ounces of gold on an equivalent revenue basis. Cash production costs include mining, processing, mine-related corporate administrative costs and other direct plant costs, but exclude sales expenses, corporate administrative expenses unrelated to a particular mine site and other indirect costs.

     Start-up of a recovery enhancement plant at the Kori Kollo mine began in January 1996. The plant has produced varied results to date which have been significantly below expectation. Inti Raymi is evaluating ore metallurgy and the plant system in an effort to maximize future recovery rates. See "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

     Geology. The project is in the Andean tectonic belt of western Bolivia between the Cordillera Occidental and the Cordillera Real, and within an area of lacustrine deposits on the Altiplano. Deformed Paleozoic sediments and a Tertiary volcanic sequence underlie the lacustrine deposits. Locally these rocks form topographic highs, reflecting block-faulting. Irregular masses of biotite-hornblende dacite porphyry intrude the Paleozoic sediments. The deposit is contained within two varieties of dacite porphyry intrusions. Both varieties of dacite have been pervasively quartz-sericite altered throughout the deposit. The most important structural controls of mineralization are fault systems which trend in two directions and contain auriferous sulfide veins and veinlets. Some veins contain minor stibnite, tetrahedrite, galena, sphalerite and realgar.

     Mining, Processing and Environmental Compliance. Inti Raymi utilizes conventional open pit mining methods at Kori Kollo. Mining at the Kori Kollo mine is performed by Servicios de Maquinaria y Transporte, S.A., an 88 percent-owned subsidiary of Battle Mountain ("SERMAT"). Ore from the Kori Kollo mine is processed at the mill in a carbon-in-leach cyanide leach circuit. The mill processes an average of approximately 19,000 tons of ore per day. The Kori Kollo operations are subject to Bolivian environmental laws and regulations. See "-- Environmental Matters -- Bolivia."

  Exploration

     Battle Mountain conducts exploration in Bolivia (outside the Kori Kollo concession area) through Compania Minera La Barca S.A. ("La Barca"), a separate 88 percent-owned subsidiary of Battle Mountain. For additional information concerning exploration expenditures, see "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS -- Liquidity and Capital Resources."

  Niugini Mining Limited

     Niugini Mining's administrative offices are located in Sydney, Australia and Kainantu, Papua New Guinea, with subsidiary branch offices in Santiago and Antofagasta, Chile; and Cairns, Australia. Battle Mountain owns 50.5 percent of Niugini Mining's equity. The remaining share ownership of Niugini Mining is publicly held, with the shares quoted on the Australian Stock Exchange Limited. In 1995, Niugini Mining completed a bonus issue involving the grant of an option to purchase one share of Niugini Mining stock for each four shares of Niugini Mining stock held as of June 26, 1995. The options, including Battle Mountain's Niugini Mining options, were exercised on December 8, 1995. See "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

  San Cristobal Mine

     General. In 1989, Niugini Mining purchased a 100 percent interest in the San Cristobal gold mine located on 52.5 square miles of government-issued mining concessions in northern Chile, 68 miles from the port city of Antofagasta. See "-- Property Interests -- Chile." The San Cristobal mine is owned and operated by Niugini Mining's wholly owned Chilean subsidiary Inversiones Mineras del Inca, S.A. The mine is readily accessible by existing roads. Commercial production of the mine began in July 1991. Battle Mountain's identifiable assets attributable to the San Cristobal mine as of December 31, 1995, were US$36.3 million.

                                                                       DECEMBER 31, 1995
                                                                     ----------------------
                                                                      BATTLE
                                                                     MOUNTAIN
                                                                       NET
                                                                     (50.5%)         100%
                                                                     --------       -------
    RESERVE DATA(1)
    Proven/probable ore reserves (000s tons)........................   5,676         11,244
    Average gold ore grade (oz/ton).................................    .029           .029
    Contained ounces (000s)
      Gold..........................................................     165            330
      Silver........................................................     830          1,640
    Recovery factor for gold (%)....................................      72             72

                                                          YEAR ENDED DECEMBER 31,
                                                --------------------------------------------
                                                        1995                    1994
                                                --------------------    --------------------
                                                 BATTLE                  BATTLE
                                                MOUNTAIN                MOUNTAIN
                                                  NET                     NET
                                                (50.5%)(2)    100%      (51.4%)(3)    100%
                                                --------     -------    --------     -------
    OPERATING DATA
    Production statistics:
      Tons of ore heap leached (000s)..........    2,156       4,269       2,065       3,969
      Stripping ratio(4).......................    2.1:1       2.1:1       2.7:1       2.7:1
      Leach ore grade (oz gold/ton)............     .025        .025        .025        .025
      Leach recovery factor for gold (%).......       76          76          76          76
      Gold recovered (000s oz).................       41          81          39          74
      Silver recovered (000s oz)...............       97         191          94         181
    Cost per equivalent gold ounce(5):
      Cash production costs....................  US$ 293      US$293     US$ 254      US$254
      Taxes, other than income.................       --          --          --          --
    Depreciation, depletion and amortization...       92          92          75          75
                                                 -------      ------     -------      ------
              Total operating costs............  US$ 385      US$385     US$ 329      US$329
                                                 =======      ======     =======      ======

- ---------------

(1) The reserves were determined using a cutoff grade of .010 ounce of gold per ton and an assumed gold price of US$385 per ounce. See "-- Certain Factors Affecting Reserves, Foreign Investments and Properties."

(2) Reflects Battle Mountain's 50.9 percent average ownership for 1995. See "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

(3) Reflects Battle Mountain's 52.0 percent average ownership for 1994. See "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

(4) As of December 31, 1995, the estimated average stripping ratio was approximately 1.7:1 over the remaining life of the mine.

(5) Represents production costs incurred which, because of changes in inventory, may not be included in operating results for the period and are not directly comparable to selling and operating costs per equivalent ounce of gold sold. See "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Results of Operations." All costs are shown on a per equivalent gold ounce produced basis, with by-product silver converted to ounces of gold on an equivalent revenue basis. Cash production costs include mining, processing and other direct plant costs, but exclude sales expenses, corporate administrative expenses and other indirect costs.

     Geology. The San Cristobal mine is located in a low-grade porphyry-breccia style gold deposit. A system of quartz feldspar porphyries, rhyolites and breccias is hosted within a major structure at the margin of a larger granite porphyry. The main part of the deposit occurs in the upper part of the porphyry-breccia system. Several styles of gold mineralization have been defined with the majority of the gold contained within the dikes and breccias, particularly at dike contacts.

     Mining, Processing and Environmental Compliance. Niugini Mining conducts its mining operations at San Cristobal utilizing conventional open pit mining methods. Ore is processed by heap leaching. San Cristobal operations are subject to Chilean environmental laws and regulations. See "-- Environmental
Matters -- Chile."

  Red Dome Mine

     General. In 1991, Niugini Mining purchased a 100 percent interest in the Red Dome gold mine in northern Queensland for approximately US$15.5 million (before working capital adjustments of US$2.1 million which resulted in a net purchase price of US$13.4 million). The Red Dome mine is owned by Niugini Mining (Australia) Pty. Ltd., a wholly owned Australian subsidiary of Niugini Mining. The mine is located on a 5.6 square mile state-issued block of four mining leases located 84 miles west of Cairns, Queensland, Australia and is accessible by a 44-mile dirt and gravel road from a state highway. Production from the state-issued mining lease is subject to an annual royalty payable to the State of Queensland. See "-- Property Interests -- Australia" and
"-- Taxes -- Australia." Battle Mountain's identifiable assets attributable to the Red Dome mine as of December 31, 1995, were US$53.8 million.

     Expansion of the existing Red Dome pit was completed in 1994. Ore reserves from the Red Dome mine are expected to be depleted in the second half of 1997.

                                                                       DECEMBER 31, 1995
                                                                     ---------------------
                                                                       BATTLE
                                                                      MOUNTAIN
                                                                        NET
                                                                      (50.5%)        100%
                                                                     ----------     ------
    RESERVE DATA(1)
    Proven/probable ore reserves (000s tons).....................       1,017        2,015
    Average gold ore grade (oz/ton)..............................        .056         .056
    Contained gold ounces(000s)..................................          60          115
    Contained pounds of copper (000s)............................       8,430       16,700
    Recovery factor for gold (%).................................          92           92

                                                           YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------
                                                       1995                      1994
                                               ---------------------     ---------------------
                                                   BATTLE                    BATTLE
                                                 MOUNTAIN                  MOUNTAIN
                                                 GOLD NET                  GOLD NET
    OPERATING DATA                             (50.5%)(2)       100%     (51.4%)(3)       100%
    -----------------------------------------  ----------     ------     ----------     ------
    Production statistics:
      Tons of ore milled (000s)..............       639        1,265          673        1,293
      Stripping ratio(4).....................      .8:1         .8:1       13.0:1       13.0:1
      Mill feed ore grade (oz gold/ton)......      .092         .092         .041         .041
      Mill recovery factor for gold (%)......        93           93           69           69
      Gold recovered (000s oz)...............        57          111           22           43
      Silver recovered (000s oz).............       322          630          171          330
      Copper recovered (000s lbs)............     5,520       10,840        6,546       12,606
    Cost per equivalent gold ounce(5):
      Cash production costs..................    US$155       US$155       US$238       US$238
      Taxes, other than income...............        --           --           --           --
      Depreciation, depletion and
         amortization........................       111          111           48           48
                                                 ------       ------       ------       ------
              Total operating costs..........    US$266       US$266       US$286       US$286
                                                 ======       ======       ======       ======

- ---------------

(1) This table includes in situ ore reserves resulting from the expansion of the Red Dome mine pit. The reserves were determined using a cutoff grade of .050 ounce of gold per ton and an assumed gold price of A$515 per ounce. See
    "-- Certain Factors Affecting Reserves, Foreign Investments and Properties" and "-- Explanatory Note Regarding Exchange Rates for Australian Dollars."

(2) Reflects Battle Mountain's 50.9 percent average ownership for 1995.

(3) Reflects Battle Mountain's 52.0 percent average ownership for 1994.

(4) As of December 31, 1995, the estimated average stripping ratio was approximately 0.7:1 over the remaining life of the mine.

(5) Represents production costs incurred which, because of changes in inventory, may not be included in operating results for the period. All costs are shown on a per equivalent gold ounce produced basis, with by-product silver and copper converted to ounces of gold on an equivalent revenue basis. Cash production costs include mining, processing, mine-related corporate administrative and other direct plant costs, but exclude sales expenses, corporate administrative expenses unrelated to a particular mine site and other indirect costs. Under the mining lease, Niugini Mining pays to the State of Queensland an annual royalty equal to the greater of 2 percent of gross sales after deducting A$30,000 or 5 percent of the operating income that exceeds A$30,000. Payment of such royalty is not included in cash production costs.

     Geology. The Red Dome deposit is hosted by Siluro-Devonian sedimentary rocks of the Chillagoe Formation and is located between one-half and one and one-half miles to the east of the Palmerville Fault, which is a major regional feature that marks the western boundary between this unit and the Precambrian Dargalong Metamorphics to the west. The Chillagoe Formation consists predominantly of fossiliferous limestone and chert with intercalated beds of quartz greywacke and siltstone. At the mine, narrow porphyritic rhyolite dikes were intruded into a calcareous unit of the Chillagoe Formation and produced skarns. Detailed electron microprobe analysis has indicated that the gold occurs predominantly as isolated grains of native gold either as inclusions within sulfides or as free gold associated with silicates. Electrum is minor and has been identified only in the retrograde skarn.

     Mining, Processing and Environmental Compliance. Mining operations at Red Dome are conducted utilizing conventional open pit methods. The open pit mine has been in operation since 1986, first utilizing heap leach processing and later adding a milling facility. Ore is processed by heap leach, flotation and carbon-in-leach methods. Red Dome operations are subject to environmental laws and regulations including reclamation requirements under Queensland legislation. See "-- Environmental Matters -- Australia."

  Lihir Project

     Niugini Mining owns 17.15 percent of LGL which is developing and constructing the Lihir project in PNG. The Lihir project is located on the east coast of Lihir Island, 375 miles northeast of mainland PNG. Lihir Management Company Pty. Ltd., a wholly owned subsidiary of RTZ Corporation, plc ("RTZ"), is LGL's manager for the Lihir project. The manager estimates minable reserves (predominantly sulfides) at the Lihir project to be approximately 114.6 million tons of ore with an average ore grade of .13 ounce of gold per ton, or approximately 14.6 million contained gold ounces (1.27 million ounces of gold attributable to Battle Mountain). The reserves were determined using a cutoff grade of .058 ounce of gold per ton and an assumed gold price of US$365. See
"-- Certain Factors Affecting Reserves, Foreign Investments and Properties."

     Battle Mountain's identifiable assets attributable to the Lihir project as of December 31, 1995, were approximately US$225 million. For a discussion of the series of now completed transactions related to the financing of the Lihir project, the restructuring of its ownership and capital costs of the project, see "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

     The Lihir project will consist of an open pit mine, a crushing and grinding circuit, a pressure oxidation circuit, a carbon-in-leach circuit, gold smelting facilities to produce dore and associated infrastructure. Based on the manager's current proposals, the milling facility will begin processing oxide ore in mid-1997. Sulfide ore is expected to start being processed utilizing pressure oxidation at a rate of approximately 9,400 tons of ore per day in December 1997. The mine is expected to produce an average of approximately 600,000 ounces of gold per year for the first 12 years of production. The Lihir ore is refractory in nature, requiring complex processing methods. The ore body is associated with an active geothermal system, and an extensive dewatering and geothermal control system will be necessary to avoid problems with hot water or steam during mining. The process recovery factor is estimated to be approximately 92 percent with total cash operating costs (excluding royalties and sales costs) estimated at US$234 per ounce over the life of mine. See "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS -- Liquidity and Capital Resources" and "-- Environmental
Matters -- Papua New Guinea."

  Exploration

     In addition to its mining operations, Niugini Mining conducts exploration and evaluation activities in search of precious metals in the vicinity of its San Cristobal and Red Dome mines and generally in Papua New Guinea, Chile, Malaysia, Thailand, Australia, India and Greece. For additional information concerning Niugini Mining's exploration expenditures, see "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

  Sales and Precious Metals Hedging Activities

     Sales. Battle Mountain primarily produces dore at its mines which it sells under sales and/or refining agreements. It also produces concentrates containing gold, silver and copper at the Red Dome mine. Metal refiners Engelhard-CLAL and Johnson Matthey each accounted for more than 15 percent of Battle Mountain's total 1995 sales. Because of the availability of several alternative buyers, Battle Mountain believes that it would suffer no material adverse effect should it cease to market its gold, silver and copper through its present buyers.

     Sales in Australia are denominated in either U.S. or Australian dollars at Battle Mountain's election. See "-- Explanatory Note Regarding Exchange Rates for Australian Dollars"; Note 8, "Major Customers and Export Sales" and Note 13, "Geographic Segment Information," of Notes to Battle Mountain Consolidated Financial Statements under Item 8 of Part II herein.

     Precious Metals Hedging. Battle Mountain may employ a number of hedging techniques with the objective of mitigating the impact of downturns in the gold market. Battle Mountain also engages in limited hedging of its silver and copper production. Hedging techniques used by Battle Mountain have included selling and/or delivering against fixed forward and "spot deferred" forward sales contracts and entering into put options with unaffiliated parties. Fixed forward sales contracts require the future delivery at a specified price on a specified date. Forward sales contracts that are made on a spot deferred basis allow Battle Mountain to defer the delivery of gold under the contract to a later date at the original contract price plus the prevailing premium (contango) at the time of deferral, as long as certain conditions are satisfied. Various factors influence the decision to close a spot deferred contract or roll the contract to a later date.

     Future decisions with respect to hedging will depend upon gold market conditions and management's assessment of the potential impacts of gold price risk. Volatility in the price of gold can have a significant effect on Battle Mountain's sales revenue and income. The volatility can be reduced by the use of forward sales and other hedging techniques, but these techniques may at the same time reduce Battle Mountain's ability to fully realize the benefits of increases in gold prices.

     The forward sales contracts associated with Red Dome gold production are denominated in Australian dollars. The value of Red Dome's forward sales contracts will fluctuate depending on the exchange rate between U.S. and Australian dollars. During 1995, the Australian dollar fluctuated from a low of one Australian dollar to 0.71 U.S. dollar to a high of one Australian dollar to
0.78 U.S. dollar. For more information regarding Battle Mountain's hedging activities, see "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources" and Note 15, "Forward Sales and Hedging," of Notes to Battle Mountain Consolidated Financial Statements. For more information concerning gold prices and the gold market, see "-- Gold Price Volatility."

  Certain Factors Affecting Reserves, Foreign Investments and Properties

     A significant portion of Battle Mountain's reserves and production come from Inti Raymi's Kori Kollo mine in Bolivia. Risks associated with conducting business in Bolivia are therefore significant to Battle Mountain. For several decades, Bolivia experienced periods of slow or negative growth, high inflation, large devaluations of the Bolivian currency and imposition of exchange controls. Limited availability of foreign exchange required the Bolivian government to restructure its foreign currency denominated indebtedness. Since 1985, the Bolivian government has pursued economic stabilization and reform policies which have significantly reduced inflation and budget deficits and which have eliminated exchange controls. There are currently no restrictions on the transfer of funds out of Bolivia. Since 1986, the exchange rate for Bolivian currency has been relatively stable. A recurrence of adverse economic conditions, high levels of inflation, the imposition of exchange controls or restrictions on payments to non-Bolivians could adversely affect Inti Raymi's ability to pay dividends or repay funds borrowed outside Bolivia and adversely affect Battle Mountain's financial condition and results of operations.

     Since 1982, Bolivian governments have been elected through a democratic process as required under the Bolivian Constitution. Battle Mountain considers the Bolivian government to be stable and its current relations with the government to be good. However, should there be a deterioration in Bolivia's political stability or an adverse change in the Bolivian government's policy towards foreign-owned companies in Bolivia, Battle Mountain's financial condition and results of operations could be adversely affected. Although Bolivia has not suffered from civil disturbances, acts of terrorism and sabotage to the same extent as neighboring South American countries, there can be no assurance that the occurrence of civil unrest or terrorist activities against Inti Raymi's facilities will not occur. Battle Mountain has, in connection with its investment in Inti Raymi, obtained political risk insurance from the U.S. Overseas Private Investment Corporation. This insurance provides coverage of US$15 million for expropriation, US$25 million for inconvertibility and US$25 million for political violence. The policy is renewed annually at the option of Battle Mountain and is expected to be available for the life of the Kori Kollo mine. Presidential and congressional elections are scheduled for mid-1997 in Bolivia. Under the Bolivian constitution, a sitting president cannot serve consecutive terms. Therefore, a change in administration will occur in 1997. The current administration has initiated far-reaching programs to decentralize central government's authority, to decentralize the distributions of the tax revenues, to reform the education and tax systems and to promote private ownership of previously state-owned companies. While

Battle Mountain believes these reforms are beneficial to the Bolivian people and Bolivian economy, it is difficult to predict the ultimate impacts of these and associated reforms and a change in administration on Battle Mountain's Bolivian operations. Foreign operations and investments may also be subject to laws and policies of the United States affecting foreign trade, investment and taxation which could affect the conduct or profitability of those operations. See "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Foreign Operations."

     Battle Mountain also has a significant investment in the Lihir project located in PNG. PNG achieved independence in 1974. Since 1974, PNG has maintained a policy favoring direct foreign investment in general, and foreign investment in the mining sector in particular. The PNG Constitution and major statutes governing foreign investment also provide significant safeguards for investors and lenders. The Investment Promotion Act assures investors the right to remit after-tax profits and make debt-service and supplier payments. The Investment Promotion Act also provides that expropriation will not occur without adequate compensation. While Battle Mountain does not expect civil unrest from the inhabitants of Lihir Island, there can be no assurance that acts of civil unrest against the Lihir project will not occur. Furthermore, a deterioration in PNG's political stability or an adverse change in the PNG government's policy towards foreign-owned companies in PNG could adversely affect the Lihir project and Battle Mountain's financial condition. See "RISK FACTORS -- Risks of International Operations."

  Property Interests

     United States. Mineral interests in the United States are owned variously by federal and state governments and private parties. In addition to the acquisition of mineral rights held by states or private parties, Battle Mountain also may acquire rights to explore for and produce minerals on federally owned lands that are open to location. This acquisition is accomplished through the location of unpatented mining claims upon unappropriated federal land pursuant to procedures established by the General Mining Law of 1872, the Federal Land Policy and Management Act of 1976 and various state laws (or the acquisition of previously located mining claims from a private party). These laws generally provide that a citizen of the United States, including a corporation, may acquire a possessory right to explore for and develop valuable mineral deposits discovered upon unappropriated federal lands, provided that such lands have not been withdrawn from mineral location. These laws also provide that a proprietor of a valid mining claim may obtain a possessory right to nonwithdrawn, unappropriated nonmineral federal lands for mining or milling purposes through the location of unpatented millsite claims.

     The location of a valid mining claim on federal lands requires the discovery of valuable minerals and compliance with certain procedures, while the location of a valid millsite claim requires use or occupancy and the compliance with certain procedures. Failure to follow the required procedures may render the mining or millsite claim void. Upon compliance with the statutes and regulations for the location of a mining claim, the locator obtains a possessory property interest and the right to explore, develop and produce minerals from the claim. Upon compliance with the statutes and regulations for the location of a millsite claim, the locator obtains a possessory property interest and the right to use the millsite for mining and milling purposes. Such property rights can be freely transferred and are protected against appropriation by the government without just compensation. Historically, the claim locator could also make application to obtain a patent (or deed) conveying fee title to his claim from the federal government upon payment of fees and compliance with certain additional procedures. However, a legislative moratorium currently precludes the acceptance of new patent applications.

     The interests represented by unpatented mining claims and millsites possess certain unique risks not associated with other types of property interests. For example, in order to maintain each unpatented mining claim, the claimant must pay fees to the United States Department of the Interior. Failure to make the required payments constitutes abandonment of the claim. Further, because mining claims are often located with less than sophisticated surveying techniques, difficulty may arise in determining the validity and ownership of specific mining claims. Moreover, under applicable regulations and court decisions, in order for an unpatented mining claim to be valid against a governmental challenge, the claimant must be able to prove that the minerals on which the claim is based can be mined at a profit. Thus, it is conceivable that, during times of declining metal prices, claims that were valid when located could be later invalidated by the federal government. See "RISK FACTORS -- Uncertainty Regarding Title to Properties."

     Legislative amendment of the General Mining Law under which Battle Mountain holds claims on federal lands could take place in 1996. Such legislation could impose a royalty. Valid existing claims, or claims with respect to which a certain portion of the patenting process has been completed, might be exempted from such a royalty. Approximately 40 percent of the Reona reserves, 23 percent of the Phoenix project reserves and 80 percent of the Crown Jewel reserves are on federal lands. A patent covering the unpatented portion of the Crown Jewel reserves was applied for in 1992 and a First Half-Mineral Entry Final Certificate was received in 1995. Mineral surveys have been completed for the claims constituting the unpatented portions of the Reona and Phoenix reserves, but no patent applications can be made unless official plats are finalized by the Department of the Interior and the legislative moratorium on the acceptance of new patent applications is lifted. The extent to which existing law might change is not yet known. Battle Mountain cannot yet predict the impact of any such change on its U.S. activities. However, the passage of legislation that can be reasonably anticipated is not expected to render uneconomic any of Battle Mountain's existing operating mines or development projects, assuming current gold prices.

     Bolivia. Mineral interests in Bolivia are under the domain of the federal government. Concessions for exploration and mining are issued pursuant to the Bolivian Mining Code. Inti Raymi owns a group of concessions which include the Kori Kollo mine and operating facilities. A concession constitutes a right other than that of ownership of the land where the concession is located. Among other things, the payment of patents (fees) and engaging in certain work is required to keep concessions in good standing. A valid exploration concession also gives the concessionaire the exclusive option to obtain, in accordance with provisions of the Bolivia Mining Code, exploitation concessions within the exploration area. A valid exploitation concession gives the concessionaire the exclusive right to exploit minerals subject to the concession from the area covered by the concession.

     Chile. Mineral interests in Chile are under the domain of the federal government, which issues mining claims pursuant to the Chilean Mining Code. Niugini Mining, through subsidiaries, owns the group of mining concessions including the San Cristobal mine and operating facilities.

     Australia. Most of Battle Mountain's exploration properties in Australia are located in Queensland and in Western Australia. Much of this land is "Crown land" held under pastoral leases by third parties. Battle Mountain holds the lands under mining leases, authorities to prospect and exploration licenses. The Pajingo mine and the Red Dome mine and associated operating facilities are on lands held pursuant to mining leases issued by the State of Queensland.

     Similar to procedures in the United States, a lease applicant must stake the area of a proposed mining lease. A subsequent application for a mining lease must be filed with officials who will make a recommendation to the state to grant or refuse the lease application. Each state imposes various obligations on tenement holders and generally requires holders to undertake a minimum work program or to make certain minimum exploration expenditures during each year of the permit. The duration of permits varies from state to state.

     In June 1992, the Supreme Court of Australia recognized, in the case Mabo
v. Queensland, a new form of real property title in Australia referred to as "native title," relating to aboriginal rights. The court held that "native title" may exist wherever such title has not been extinguished by a superseding grant from the government. The court also held that "native title" may also co-exist with certain interests granted by the government, such as mining exploration. Since the Mabo decision, the federal government and a number of state governments have attempted to formulate a legislative response that will validate titles threatened by native title claims without compromising aboriginal rights. Battle Mountain believes that the Mabo decision will neither affect Battle Mountain's Pajingo or Red Dome mine nor have an adverse impact on Battle Mountain's exploration properties in Australia. However, the Mabo decision has increased the risk that title to certain exploration properties may be challenged or invalidated in the future or that title claimants will have the right to negotiate compensatory terms with Battle Mountain.

     Papua New Guinea. Exploration and mining activities in PNG are regulated by the Mining Act and administered by the Department of Minerals and Energy. Before construction and mining operations can begin, an exploration license must be converted, at the government's discretion, to a Special Mining Lease which may be granted for an initial term of 40 years. On March 17, 1995, the Special Mining Lease for the Lihir project was executed by the PNG government. See
"-- Niugini Mining Limited -- Lihir Project" for the current status of the Lihir project.

  Environmental Matters

     Set forth below is a summary description of various environmental matters affecting Battle Mountain, including various domestic and foreign, national, state and local legislation and regulations governing, among other things, mineral exploration, development, production and refining. Environmental laws and regulations in most countries allow the imposition of civil and criminal penalties for violations. Battle Mountain believes it is in substantial compliance with all material aspects of such applicable laws and regulations. Battle Mountain is not aware of any material environmental constraint affecting its existing mines or development properties that would preclude the economic development or operation of any of Battle Mountain's mines or projects.

  United States

     General. Each of Battle Mountain's mining properties has many environmental controls. The principal environmental control facilities at Battle Mountain's heap leaching operations include engineered heap leach facilities to contain process fluids. The principal environmental control facilities at Battle Mountain's milling operations consist of tailings treatment circuits to process plant effluent and tailings facilities designed to hold the processed effluent. These facilities are constructed as an integral part of processing facilities. Battle Mountain will also incur reclamation expenditures as reserves at existing mines are exhausted and the facilities are closed. Battle Mountain is making accruals for estimated reclamation expenditures over the lives of the respective mines. See "RISK FACTORS -- Governmental Regulation" and "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

     Laws and Regulations. Battle Mountain is subject to federal, state and local laws and regulations relating to the protection of the environment. At the federal level, these laws include, among others, the Resource Conservation and Recovery Act, the Clean Water Act, the Clean Air Act, the Comprehensive Environmental Response, Compensation and Liability Act, the National Environmental Policy Act of 1969 and the Endangered Species Act of 1973.

     The Resource Conservation and Recovery Act ("RCRA"). RCRA regulates the generation, transportation, treatment, storage and disposal of hazardous wastes, special wastes and some non-hazardous wastes. Mining wastes are currently exempt to a limited extent from the extensive set of Environmental Protection Agency ("EPA") regulations governing hazardous waste. The EPA is proceeding with development of a program to regulate mining waste pursuant to its solid waste management authority under RCRA. Under this program, certain processing and other wastes, as well as high volume extraction and beneficiation wastes, will eventually be regulated by the EPA. In this connection, RCRA is currently pending legislative re-authorization and the EPA is studying regulations concerning how mine wastes should be managed and regulated. If Battle Mountain's mining wastes are treated as hazardous wastes, material expenditures would be required for the construction of additional waste disposal facilities and other possible corrective action measures.

     The Clean Water Act ("CWA"). CWA controls, among other things, the point source discharge of pollutants into navigable surface waters by requiring effluent discharge permits. The EPA promulgated stormwater regulations in 1991 which regulate point source stormwater discharge at all United States mining operations. Battle Mountain has applied to state authorities and received general permits for point source stormwater discharges under relevant state and federal regulations. The general permits allow the use of Best Management Practices ("BMPs") for control of potential pollutants. If the BMPs are not effective, then more stringent treatments could be required. At this time, Battle Mountain does not anticipate that more stringent treatments will be required.

     The Clean Air Act ("CAA"). CAA controls, among other things, fugitive dust arising out of Battle Mountain's operations. Mining operations produce fugitive dust, primarily from crushing operations and vehicular traffic over unpaved roads. To control fugitive dust, dust suppressants and water are periodically sprayed on the unpaved roads. Certain environmental groups have contended in several pending court cases that fugitive dusts emissions from new or expanded surface mining operations should be subject to additional regulation, which could substantially limit the ability of Battle Mountain and other companies engaged in similar mining operations to develop new surface mining operations or maintain or expand existing operations. Emission limitations are a matter of individual state air quality control implementation plans. Both federal and state law impose substantial penalties for violation of applicable requirements.

     The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). CERCLA, also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. In the ordinary course of Battle Mountain's operations, substances may be generated which fall within the definition of "hazardous substances."

     The National Environmental Policy Act of 1969 ("NEPA"). Under NEPA, if any project is to be undertaken that would significantly affect the quality of the environment and that would require a permit or approval from a federal agency, a detailed "EIS" or an environmental assessment may be required by the federal agency. It is possible that new projects and extensions of many of Battle Mountain's existing projects would require NEPA compliance. The effect of NEPA may be to delay or prevent construction of new facilities or to alter their location, design or method of construction. Similar state laws also may be applicable. Furthermore, the NEPA process often engenders citizen involvement which can result in substantial delays in the permitting process.

     The Endangered Species Act of 1973 ("ESA"). ESA is designed to protect certain species of flora and fauna that have been identified by the government as endangered or threatened. No federal agency may grant permission to develop mines unless it insures that the action will not jeopardize or adversely affect the designated critical habitat of the species. Many of Battle Mountain's operations require federal agency approval and are subject to ESA requirements. A finding by a federal agency that proposed mining operations could jeopardize or adversely affect an endangered species could impair Battle Mountain's ability to develop a project.

     In the various states in which Battle Mountain operates or has projects, laws and regulations have been promulgated that are at least as stringent as RCRA, CWA and CAA and the regulations promulgated thereunder. Such states have assumed authority from the EPA for permitting and enforcement of these federal laws and regulations. Should the EPA promulgate more stringent regulations, the states must conform their regulations or risk having permitting and enforcement authority revert to the EPA.

     The various states in which Battle Mountain operates have groundwater protection statutes and regulatory programs. These laws vary from state to state. As a general rule, state groundwater protection programs regulate the discharge of waste materials that could adversely impact groundwater which is capable of beneficial use. The groundwater programs typically require site discharge permits, spill notification and corrective action measures, and impose civil and criminal penalties for violations. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury arising out of contamination events.

     Changes in the aforementioned federal and state environmental laws and regulations, the enactment or promulgation of new laws and regulations or the imposition of new requirements pursuant to such laws or regulations could require capital expenditures, increases in operating costs and delays or interruptions of operations, render certain mining operations uneconomic and prevent or delay the development of new operations.

     Battle Mountain Complex. Battle Mountain has been issued a water pollution control permit for the Battle Mountain Complex project facilities from the Nevada Division of Environmental Protection. This permit was amended in 1994 to include the Reona operations. Groundwater samples from a highly mineralized area near historic copper leach activities indicate that the groundwater in this vicinity is acidic and high in metals. Pursuant to the State-issued water pollution control permit covering the site, Battle Mountain has prepared and submitted a work plan for further investigation of groundwater in this area. Battle Mountain has also been included in a stormwater discharge general permit which covers the Battle Mountain Complex area.

     Battle Mountain has applied for a reclamation permit covering the Battle Mountain Complex area which is currently under review. Battle Mountain has investigated the discharge to groundwater of chloride (salt) from the tailings facility at the Battle Mountain Complex. This facility was unlined at the time it was constructed in keeping with then-accepted practice. Battle Mountain is currently evaluating mitigation alternatives to achieve applicable water quality standards. Battle Mountain currently expects to achieve the applicable standards by utilizing the high chloride water in connection with its proposed Phoenix operations.

     Battle Mountain is currently conducting further site characterization studies for the Battle Mountain Complex area and is communicating with the Nevada Division of Environmental Protection to determine the ultimate reclamation and closure requirements. Adverse site characterization results or the imposition by regulatory authorities of unanticipated reclamation and closure standards could substantially increase future reclamation and closure requirements and expenditures. Based on data collected to date, management has not identified any adverse site characterization results that are expected to have a material adverse effect on Battle Mountain's financial condition. See "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Government Regulation."

     Crown Jewel Project. The State of Washington, site of the proposed Crown Jewel mine, has a comprehensive regulatory regime controlling the development and operation of new mining operations. Approximately two dozen permits and approvals must be obtained from federal, state and local agencies before the mine can be put into operation. The State Environmental Policy Act ("SEPA") mandates an exhaustive review of the environmental impact of the project. In addition, NEPA compliance is necessary, including the preparation of an EIS which is also used to satisfy the SEPA requirements. Most permits for the Crown Jewel project require the completion of the NEPA/SEPA process before such permits can be issued. The draft EIS was released for public comment in June 1995. The final EIS is expected to be released by the end of 1996. Battle Mountain is currently engaged in final negotiations with relevant Washington State permitting agencies to develop a schedule for agency decisions on all major state permit applications. Start-up of the Crown Jewel project is difficult for the management of Battle Mountain to predict since it is contingent upon many variables not within Battle Mountain's control, including administrative and judicial appeals and inter-governmental coordination.

  Bolivia

     In Bolivia, new environmental regulations to implement federal legislation passed in 1992 became effective in December 1995. The official version of the new regulations was released in April 1996. These regulations contain new environmental standards and requirements applicable to Battle Mountain's Kori Kollo project which, depending on how the regulations are implemented and interpreted could require expenditures and changes in operations and it is possible that such expenditures and changes could have a material effect on Battle Mountain's financial condition or results of operations. However, based on Battle Mountain's initial review of the regulations and assuming reasonable interpretation and implementation, Battle Mountain does not anticipate that compliance will have a material adverse effect on Battle Mountain's financial condition or results of operations. See "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Government Regulation."

  Chile

     Environmental legislation was approved by the Chilean legislature and enacted into law in 1993. Regulations in connection with the legislation have not been published. The legislation is expected to impact mining activities in Chile. However, at this time, Battle Mountain cannot accurately assess the impact on Niugini Mining's San Cristobal operations or Battle Mountain's exploration activities in Chile.

  Australia

     The mining industry in Australia is subject to extensive state legislation with respect to environmental protection. In particular, such legislation requires the reduction or elimination of the adverse effects of wastes generated by extraction and processing operations. Accordingly, mine and plant designs and extraction and processing operations are subject to such legislative requirements, which typically entail compliance with applicable environmental criteria or review processes, the obtaining of various permits, licenses and authorizations from various governmental agencies, and, under certain circumstances, the preparation of environmental impact reports.

     In addition to complying with various environmental protection statutes, both the Pajingo and Red Dome mines in Queensland are required to obtain plan of operations approvals from the Minister of Mines pursuant to the Mineral Resources Act. When approved, the plan of operations becomes part of the conditions of the mining lease issued by the state. The plans of operations at the Pajingo and Red Dome mines have been approved, including an approved Environmental Management Overview Strategy, which covers environmental protection and rehabilitation requirements.

     In 1994, the Queensland government passed the Environmental Protection Act (EP Act), which includes comprehensive environmental legislation which supersedes prior law. The lead agency for the EP Act is the Department of Environment and Heritage; however, the Department of Minerals and Energy was to be granted authority for licensing mining operations. No agreement has been reached between the two agencies on a Memorandum of Understanding, so in early 1996 interim licenses procedures were established for the mining industry. These interim licenses are effective until September 1997. Until the Memorandum of Understanding is completed, Battle Mountain is not able to accurately assess the impact of this new legislation on Battle Mountain's operations and exploration activities in Australia.

  Papua New Guinea

     Mining operations in PNG are subject to comprehensive environmental regulations pursuant to legislation requiring the preparation of an EIS and legislation setting environmental standards and approval requirements for activities which may affect air, land or water.

  Taxes

     United States

     Battle Mountain is subject to federal income tax by the United States on its worldwide earnings, although earnings of Battle Mountain's foreign subsidiaries are not generally subject to tax until repatriated to the United States. While the United States allows a credit for foreign income taxes paid, the limitations on such credit may substantially reduce or eliminate the benefit of the credit. The top marginal U.S. statutory corporate rates are presently 35 percent for regular tax and 20 percent for alternative minimum tax. Alternative minimum taxes paid are available as credits against regular tax in subsequent years. At December 31, 1995, Battle Mountain had approximately US$71.8 million of regular net operating losses and US$9.3 million of alternative minimum tax net operating loss carryforwards expiring beginning in 2007, available to offset future U.S. federal income tax and approximately US$4.6 million of alternative minimum tax credits available on an indefinite carryforward basis. These amounts are subject to adjustment upon a subsequent audit by the IRS. Battle Mountain is also subject to state and local taxes in jurisdictions in which it is engaged in business operations.

  Bolivia

     In December 1994, the laws in Bolivia were amended to generally subject Bolivian mining operations to income tax. Pursuant to certain provisions under the Bolivian Mining Code and tax legislation which exempted, on an interim basis, mines which were operating in 1994 from the income tax, Inti Raymi is currently subject to a 3 percent royalty which is assessed on gold sales. Inti Raymi has recently been advised that a presidential decree signed May 20, 1996, will increase the royalty to 5 percent. The decree is expected to be effective near the end of the second quarter of 1996. Starting in late 1999, however, the exemption terminates and Inti Raymi would then be subject to the income tax regime which will impose taxes equal to the greater of 25 percent of assessable income or a royalty of 2.5 percent of gold sales. See "-- Certain Factors Affecting Reserves, Foreign Investments and Properties."

     Dividends and interest paid by Inti Raymi to Battle Mountain are subject to a 12.5 percent Bolivian withholding tax. Inti Raymi generally pays import duties and Bolivian Value Added Tax on all purchases. Inti Raymi subsequently claims refunds from the Bolivian government of the import duties and the domestically sourced Value Added Tax by means of tax certificates used to pay taxes due on its sales. Inti Raymi is also subject to transaction taxes on domestic transactions. See "-- Inti Raymi -- General" and see "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

  Chile

     The San Cristobal mine is owned and operated by Niugini Mining's wholly owned Chilean subsidiary Inversiones Mineras del Inca, S.A. After utilization of existing tax loss carryforwards, Inversiones Mineras del Inca, S.A. will be subject to income tax at the rate of 15 percent. Repatriated profits are generally taxed at an effective rate of 20 percent. Inversiones Mineras del Inca, S.A. pays Chilean Value Added Tax on all purchases and imports and subsequently claims a refund of Value Added Tax with respect to its exports.

  Australia

     Battle Mountain (Australia) Inc. and Pajingo Gold Mine Pty. Ltd. are subject to tax on income derived from their 1995 exploration and mining operations. However, no taxes are expected to be paid. See "BATTLE MOUNTAIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Results of Operations." Australian dividends are currently subject to a 15 percent Australian withholding tax.

     Niugini Mining (Australia) Pty. Ltd., a wholly owned Australian subsidiary of Niugini Mining, is subject to tax at the corporate rate of 36 percent on its mining, hedging and investment income. However, such income is expected to be offset by certain deductions and loss carryforwards available to Niugini Mining (Australia) Pty. Ltd.

     Battle Mountain's Australian operations are also subject to various state and local taxes and the payment of certain gold and silver royalties. Under each of the mining leases, Battle Mountain pays to the State of Queensland an annual royalty equal to the greater of 2 percent of gross sales after deducting A$30,000 or 5 percent of the operating income that exceeds A$30,000.

  Papua New Guinea

     Niugini Mining is subject to corporate tax in PNG. Assessable income, after utilization of existing tax loss carryforwards, will be subject to a 35 percent income tax because Niugini Mining is a PNG resident corporation. The dividend withholding tax rate is currently 17 percent. Niugini Mining did not pay any dividends in 1995.

  Insurance

     Battle Mountain carries insurance against property damage risks and comprehensive general liability insurance. Battle Mountain is also insured against losses from dishonesty, including limited losses from the theft of gold, as well as losses of other goods in transit. From time to time, Battle Mountain reviews and modifies its insurance coverages and may obtain additional policies, cancel existing policies or self-insure as it deems appropriate. See "RISK FACTORS -- Environmental Risks."

  Employees

     The number of full-time employees of Battle Mountain at April 30, 1996 was:

    Battle Mountain
      Battle Mountain Complex*...................................................     132
      San Luis mine..............................................................      89
      Pajingo mine...............................................................      24
      Crown Jewel project........................................................      10
      U.S. corporate and exploration staff.......................................      72
      Australian corporate and exploration staff.................................      17
      Bolivian corporate and exploration staff...................................       3
    Inti Raymi
      Inti Raymi corporate, operations and exploration staff*....................     553
      SERMAT corporate and mining staff*.........................................     221
    Niugini Mining
      San Cristobal mine*........................................................     249
      Red Dome mine*.............................................................     103
      Niugini Mining corporate and exploration staff.............................      19
                                                                                    -----
              Total..............................................................   1,492
                                                                                    =====

- ---------------

* Represent operations where some of the employees are represented by a labor union.

  Competition

     In terms of asset size or reserves, Battle Mountain is not currently a major producer in the world markets for gold as compared with other producers. There is a world market for gold, silver and copper. Battle Mountain believes that no single company has sufficient market power to substantially affect the price or supply of gold, silver and copper in the world market. See "RISK FACTORS -- Gold Price Volatility" and "-- Competition."

  Explanatory Note Regarding Exchange Rates for Australian dollars

     On March 5, 1996, the New York foreign exchange selling rate in U.S. dollars applied to trading among banks in amounts of $1 million or more, as quoted at 3:00 p.m., Eastern time, by Bankers Trust Company, was A$1.00 equals US$.7596.

LEGAL PROCEEDINGS

     There are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which Battle Mountain or its subsidiaries is a party.

EXECUTIVE OFFICERS

     Listed below are the names and ages as of March 1, 1996, of each of the present executive officers of Battle Mountain together with principal occupations held by each during the past five years. Executive officers are appointed annually to serve for the ensuing year or until their successors have been appointed. No officer is related to any other by blood, marriage or adoption. No arrangement or understanding exists between any officer and any other person under which any officer was elected. Mr. Elers has been employed with Battle Mountain since May 1987 and has served in his current capacity since April 1990. Mr. Werneburg has been employed with Battle Mountain since November 1989 and has served in his current capacity since April 1990. Messrs. Mazur, Quinn and Reisbick have been employed with Battle Mountain since July 1985. Mr. Reisbick previously served as General Manager, North America Exploration until November 1992. Mr. O'Connell was Vice President of Battle Mountain from May 1992 until July 1992 when he was named Vice President --

Finance and Chief Financial Officer. Prior to joining Battle Mountain, Mr. O'Connell served as Assistant Controller, Worldwide Exploration and Production for Marathon Oil Company since January 1991.

    KARL E. ELERS(57)        -- Chairman of the Board and Chief Executive Officer and Director
    KENNETH R. WERNEBURG(54) -- President and Chief Operating Officer and Director
    JOSEPH L. MAZUR(57)      -- Vice President, Administration and Communications
    R. DENNIS O'CONNELL(49)  -- Vice President, Finance and Chief Financial Officer
    ROBERT J. QUINN(40)      -- Vice President, General Counsel and Secretary
    FRED B. REISBICK(58)     -- Vice President, Exploration

SECURITY OWNERSHIP

     Set forth in the table below is the number of shares of Battle Mountain Common Stock beneficially owned (within the meaning of Rule 13-d3 under the Securities Exchange Act) as of March 15, 1996 (without giving effect to the Transaction), by each of Battle Mountain's directors and nominees, each of the executive officers named in the Summary Compensation Table under "-- Executive Compensation" and all directors and executive officers as a group. Except as otherwise indicated, all such shares are owned directly, and the indicated owner has sole voting and investment power with respect to such Battle Mountain Common Stock. As of March 15, 1996, there was no person known to Battle Mountain to be the beneficial owner of more than 5 percent of the Battle Mountain Common Stock.

                                                                     NUMBER          PERCENT
                                                                       OF             OF
                                 NAME                                SHARES          CLASS
    --------------------------------------------------------------  --------         ----
    Douglas J. Bourne.............................................   144,540(1)       *
    Delo H. Caspary...............................................    51,000(2)       *
    Charles E. Childers...........................................    12,000(3)       *
    Jack R. Crosby................................................    61,375(4)       *
    Andre J. Douchane.............................................         0          *
    Karl E. Elers.................................................   463,854(5)       *
    Rodney L. Gray................................................     9,500(4)       *
    Joseph L. Mazur...............................................   197,490(6)       *
    R. Dennis O'Connell...........................................   115,196(7)       *
    Ted H. Pate...................................................    63,146(8)       *
    Kenneth R. Werneburg..........................................   312,298(9)       *
    William A. Wise...............................................    26,000(4)       *
    All directors and executive officers as a group (14
      persons)....................................................  1,710,271(10)     2.1%

- ---------------

 (1) Includes 750 shares jointly owned by Mr. Bourne and his wife, and 11,000 shares issuable upon the exercise of stock options acquired under Battle Mountain's option plans.

 (2) Includes 11,000 shares issuable upon the exercise of stock options acquired under Battle Mountain's option plans.

 (3) Includes 9,500 shares issuable upon the exercise of stock options acquired under Battle Mountain's option plans.

 (4) Consists of shares issuable upon the exercise of stock options acquired under Battle Mountain's option plans.

 (5) Includes 388,111 shares issuable upon the exercise of stock options acquired under Battle Mountain's option plans.

 (6) Includes 161,922 shares issuable upon the exercise of stock options acquired under Battle Mountain's option plans.

 (7) Includes 106,300 shares issuable upon the exercise of stock options acquired under Battle Mountain's option plans.

 (8) Includes 57,000 shares issuable upon the exercise of stock options acquired under Battle Mountain's option plans.

 (9) Includes 278,300 shares issuable upon the exercise of stock options acquired under Battle Mountain's option plans.

(10) Includes 1,362,874 shares issuable upon the exercise of stock options acquired under Battle Mountain's option plans.

  *  Less than 1%.

EXECUTIVE COMPENSATION

     Summary Compensation Table -- The table set forth below contains information regarding compensation for services in all capacities to Battle Mountain for 1995, 1994 and 1993 of those persons who (i) served as the chief executive officer of Battle Mountain during 1995 and (ii) were the other four most highly compensated executive officers of Battle Mountain at December 31, 1995. The format and the information presented are as prescribed in rules of the SEC.

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM COMPENSATION
                                                                        ----------------------------------------
                                                                                 AWARDS                PAYOUTS
                                    ANNUAL COMPENSATION                 -------------------------     ----------
   NAME AND              ------------------------------------------     RESTRICTED     SECURITIES        LTIP         ALL OTHER
  PRINCIPAL                                            OTHER ANNUAL       STOCK        UNDERLYING      PAYOUTS       COMPENSATION
   POSITION     YEAR       SALARY          BONUS       COMPENSATION       AWARDS        OPTIONS          (1)             (2)
- --------------  ----     -----------    -----------    ------------     ----------     ----------     ----------     ------------
Karl E.
  Elers.......  1995      US$351,575     US$167,064             --             --         57,200      US$579,962      US$ 82,823
  Chairman of
    the         1994         332,858        180,030             --             --         53,700              --          21,741
  Board and
    Chief       1993         315,902        106,797             --             --        138,400         338,865          11,724
  Executive
    Officer
Kenneth R.
  Werneburg...  1995         280,126        133,112             --             --         45,600         462,268          54,832
  President
    and Chief   1994         256,212        143,443             --             --         42,800              --          17,323
  Operating
    Officer     1993         251,702         85,092             --             --        108,400         265,772           9,271
R. Dennis
  O'Connell...  1995         175,111         66,583             --             --         24,500         232,552          21,463
  Vice
    President-  1994         165,401         72,012             --             --         23,400              --          12,475
  Finance and
    Chief       1993         157,951         42,719             --             --         58,400              --           6,746
  Financial
    Officer
Andre J.
Douchane(3)...  1995         172,459         65,577             --             --         24,100         218,372          22,454
  Vice
    President-  1994         160,846         69,314             --             --         22,500              --          12,400
  Operations    1993         150,324         40,772             --             --         58,400              --           6,746
Joseph L.
  Mazur.......  1995         164,366         62,484             --             --         23,200         219,790          40,679
  Vice
    President-  1994         156,863         68,295             --             --         22,600              --          15,886
Administration
    and         1993         149,799         40,514             --             --         58,400         128,043           5,746
Communications

- ---------------

(1) Amounts represent the cash and market value of Battle Mountain Common Stock distributable in respect of performance units granted under Battle Mountain's 1988 Long-Term Performance Unit Plan for the three-year performance periods ended June 30, 1995 and June 30, 1993. In 1992, the performance measures applicable to the performance period ended June 30, 1993 were revised by dropping two of the four original measures and establishing a new threshold condition to payout.

(2) Consists of (a) Battle Mountain's contributions (vested and unvested) under Battle Mountain's Savings Plan and a related contribution equalization plan of US$6,930 and US$19,193 in 1995, US$12,708 and US$9,033 in 1994, and
    US$6,746 and US$4,978 in 1993 for Mr. Elers; US$6,930 and US$14,343 in
    1995, US$10,126 and US$7,196 in 1994, and US$6,746 and US$2,525 in 1993 for
    Mr. Werneburg; US$6,930 and US$5,925 in 1995, US$9,240 and US$3,234 in
    1994, and US$6,746 in 1993 for Mr. O'Connell; US$6,930 and US$6,662 in
    1995, US$9,240 and US$3,160 in 1994, and US$6,746 in 1993 for Mr. Douchane;
    and US$6,930 and US$5,318 in 1995, US$9,240 and US$3,068 in 1994, and
    US$6,746 in 1993 for Mr. Mazur and (b) as to the balance of such amounts, the benefit to the executive officer of the premiums paid by Battle Mountain during 1995 under Battle Mountain's split-dollar life insurance program.

(3) Mr. Douchane resigned from Battle Mountain effective December 31, 1995.

     Option Grants Table -- The following table shows, as to the executive officers named in the Summary Compensation Table, information regarding stock options granted pursuant to Battle Mountain's 1994 Long-Term Incentive Plan during 1995. All of such options have an exercise price equal to the market price on the date of grant.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                            INDIVIDUAL GRANTS
                                --------------------------------------------------------------------------
                                 NUMBER OF       PERCENT OF
                                SECURITIES      TOTAL OPTIONS
                                UNDERLYING       GRANTED TO        EXERCISE                    GRANT DATE
                                  OPTIONS         EMPLOYEES       PRICE PER     EXPIRATION       PRESENT
                                GRANTED(1)         IN 1995          SHARE          DATE         VALUE(2)
                                -----------     -------------     ----------    ----------     -----------
Karl E. Elers.................     57,200            12.4          US$11.375      4/27/05       US$413,613
Kenneth R. Werneburg..........     45,600             9.9             11.375      4/27/05          319,734
R. Dennis O'Connell...........     24,500             5.3             11.375      4/27/05          177,160
Andre J. Douchane.............     24,100             5.2             11.375      4/27/05          174,267
Joseph L. Mazur...............     23,200             5.0             11.375      4/27/05          167,759

- ---------------

(1) All options granted to the named executive officers were granted on April 27, 1995 and have exercise prices equal to the closing price of the Battle Mountain Common Stock on the NYSE Composite Tape on that date. The options became exercisable on April 27, 1996 (except as to Mr. Douchane, whose options lapsed as a result of the termination of his employment) and also contain provisions for acceleration of vesting in the event of a change of control and payment in cash of the then appreciated value of the option. A change of control is deemed to occur for this purpose if (i) a person or group becomes the beneficial owner of 30 percent or more of Battle Mountain's outstanding voting securities, (ii) a tender offer, merger or other business combination or a contested election results in a change in the composition of a majority of the Battle Mountain Board of Directors,
    (iii) a merger or consolidation results in less than 70 percent of the outstanding voting securities of the surviving or resulting corporation being owned by former shareholders of Battle Mountain (other than parties to the merger or consolidation or their affiliates), (iv) a tender offer is consummated for 30 percent or more of Battle Mountain's outstanding voting securities or (v) Battle Mountain transfers all or substantially all of its assets to another corporation not a wholly owned subsidiary of Battle Mountain.

(2) Based on the Black-Scholes option pricing model adapted for use in valuing executive stock options. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance the value realized by an executive will be at or near the value determined using the Black-Scholes model. The assumptions used under that model include a volatility of 43.8 percent based on one-year historical volatility of the Battle Mountain Common Stock prior to the grant date, a risk-free rate of return of 7.1 percent based on the ten-year zero coupon treasury bond yield at the time of grant, a dividend yield of 0.4 percent based on the current dividend rate and an option term equal to the full ten-year stated option term. The estimated grant date value does not reflect any discount on account of vesting or forfeiture provisions or prohibitions on transfer.

     Option Exercises and Year-End Values Table -- The table set forth below contains information with respect to (i) the unexercised options to purchase Battle Mountain Common Stock granted in 1995 and prior years under Battle Mountain's 1994 Long-Term Incentive Plan, 1985 Stock Option Plan and 1988 Deferred Income Stock Option Plan to the executive officers named in the Summary Compensation Table and held by them at December 31, 1995 and (ii) the aggregate number of shares acquired by such executive officers upon the exercise during 1995 of options to purchase Battle Mountain Common Stock.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

                                                  NUMBER OF SECURITIES
                                                 UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                           SHARES                   OPTIONS HELD AT         IN-THE-MONEY OPTIONS AT
                          ACQUIRED                 DECEMBER 31, 1995          DECEMBER 31, 1995(1)
                             ON       VALUE    --------------------------  --------------------------
          NAME            EXERCISE  REALIZED   EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
- ------------------------- --------  ---------  -----------  -------------  -----------  -------------
Karl E. Elers............       0   US$     0    284,777       103,334      US$253,557    US$74,968
Kenneth R. Werneburg.....       0           0    196,566        81,734         258,745       58,718
R. Dennis O'Connell......       0           0     62,333        43,967          63,266       31,634
Andre J. Douchane........  38,933      87,599          0             0               0            0
Joseph L. Mazur..........       0           0    135,455        42,667          98,645       31,634

- ---------------

(1) Based on the closing price of the Battle Mountain Common Stock on the NYSE Composite Tape on December 29, 1995 (US$8.50).

     Retirement Plan and Supplemental Agreements -- Battle Mountain maintains a non-contributory tax-qualified retirement plan generally available to U.S. salaried employees (the "Retirement Plan"). The Retirement Plan is a defined benefit plan under which employer contributions are actuarially determined each year and is administered by an Administrative Committee appointed by the Battle Mountain Board of Directors. The amount of an employee's retirement benefit is based on final average compensation (as defined below) and is computed as follows: 1.1 percent of final average compensation for each year of service, plus 0.6 percent of final average compensation in excess of US$10,000 per year for each year of service up to a maximum of 35 years.

     The following table shows the estimated annual retirement benefits under the Retirement Plan under the formula described above for eligible employees (including officers) who retire at age 65 (normal retirement age) and have the average compensation levels and years of service specified in the table. The amounts listed in the table are payable for the life of the employee and are not subject to any reduction for Social Security benefits or other offsetting amounts. As indicated in footnote 2 to the table, provisions of the U.S. Code limit the annual benefit which may be paid upon retirement to US $120,000 for 1996.

                               PENSION PLAN TABLE

                                      PROJECTED RETIREMENT PLAN BENEFIT AT AGE 65 WITH SERVICE
                                                                 OF
 FINAL AVERAGE                        --------------------------------------------------------
COMPENSATION(1)                       15 YEARS    20 YEARS    25 YEARS    30 YEARS    35 YEARS
- ---------------                       --------    --------    --------    --------    --------
 $ 150,000........................... $ 37,350    $ 49,800    $ 62,250    $ 74,700    $ 87,150
    175,000..........................   43,725      58,300      72,875      87,450     102,025
    200,000..........................   50,100      66,800      83,500     100,200     116,900
    225,000..........................   56,475      75,300      94,125     112,950     131,755(2)
    250,000..........................   62,850      83,800     104,750     125,700(2)  146,650(2)
    300,000..........................   75,600     100,800     126,000(2)  151,200(2)  176,400(2)
    350,000..........................   88,350     117,800     147,250(2)  176,700(2)  206,150(2)
    400,000..........................  101,100     134,800(2)  168,500(2)  202,200(2)  235,900(2)
    450,000..........................  113,850     151,800(2)  189,750(2)  227,700(2)  265,650(2)
    500,000..........................  126,600(2)  168,800(2)  211,000(2)  253,200(2)  295,400(2)
    600,000..........................  152,100(2)  202,800(2)  253,500(2)  304,200(2)  354,900(2)
    700,000..........................  177,600(2)  236,800(2)  296,000(2)  355,200(2)  414,400(2)
    800,000..........................  203,100(2)  270,800(2)  338,500(2)  406,200(2)  473,900(2)
    900,000..........................  228,600(2)  304,800(2)  381,000(2)  457,200(2)  533,400(2)
  1,000,000..........................  254,100(2)  338,800(2)  423,500(2)  508,200(2)  592,900(2)

- ---------------

(1) Final average compensation means the average of covered remuneration for the five consecutive years, out of the ten years immediately preceding retirement, in which the participant's covered remuneration was the highest. Covered compensation includes salary, bonus and most other compensation paid or deferred in the year (including performance unit payments under Battle Mountain's 1988 Long-Term Performance Unit Plan and 1994 Long-Term Incentive Plan but excluding amounts realized from restricted stock and stock options). However, Section 401(a)(17) of the U.S. Code limits the annual compensation taken into account for an employee under the Retirement Plan. The compensation limit imposed by Section 401(a)(17) is $150,000 for 1994, 1995 and 1996 and $200,000 (indexed) for
    1989-1993.

(2) Annual benefits under the Retirement Plan are limited to $120,000 for 1996 by Section 415 of the U.S. Code.

     At December 31, 1995, the individuals named in the Summary Compensation Table had the following credited years of service under the Retirement Plan: Mr. Elers, eight years; Mr. Werneburg, six years; Mr. O'Connell, three years; and Mr. Mazur, 26 years. Mr. Douchane resigned from Battle Mountain effective December 31, 1995, at which time he was not vested in the Retirement Plan.

     Battle Mountain has established the SERP for certain executives, including Messrs. Elers, Werneburg, O'Connell, Douchane and Mazur. The SERP provides that Battle Mountain will pay each respective executive officer an additional retirement benefit equal to the greater of two benefits: the prior benefit or the current benefit. The prior benefit is the vested portion of 50 percent of such officer's considered compensation. The prior benefit vests 10 percent each year beginning at the executive's age 56 and is payable in level payments for 15 years beginning at the executive's age 65. The current benefit is the benefit the executive would have received under the Retirement Plan in the absence of U.S. Code limits, less the amount of the participant's benefit under the Retirement Plan. The current benefit begins on the later of the participant's age 55 or termination of employment, and is paid as a joint and 50 percent surviving spouse annuity. Where the current benefit would begin before the prior benefit, the present value of the current benefit is compared with the present value of the prior benefit to determine the better benefit.

     The following table shows the estimated annual retirement benefits under the SERP on the assumption the prior benefits are applicable for eligible executives who retire at age 65 (normal retirement age) and have the average compensation levels in the table:

 CONSIDERED
COMPENSATION                                          ESTIMATED
 AT AGE 65                                             BENEFIT
- ------------                                         -----------
  150,000..........................................   US$ 75,000
  200,000..........................................      100,000
  250,000..........................................      125,000
  300,000..........................................      150,000
  350,000..........................................      175,000
  400,000..........................................      200,000
  450,000..........................................      225,000
  500,000..........................................      250,000

For purposes of calculating the prior benefit, considered compensation is the officer's annualized base monthly salary at the end of the last even-numbered calendar year preceding retirement. If the current benefit is applicable, the estimated annual retirement benefit for a participant under the SERP would be in an amount that, when added to the benefit under the Retirement Plan, equals the annual benefit shown in the above Projected Retirement Plan Benefit table for benefits under the Retirement Plan determined without regard to U.S. Code limits referred to in footnotes (1) and (2) to that table. In calculating the current benefit, covered compensation is the same as that under the Retirement Plan, except that deferrals of base compensation and bonus under nonqualified deferred compensation plans are included.

     In early 1995, Battle Mountain established a split-dollar life insurance program covering certain executive officers including those named in the Summary Compensation Table. This program provides for life insurance coverage with a death benefit of US$1,500,000 for Mr. Elers, US$1,250,000 for Mr. Werneburg and US$750,000 each for Messrs. O'Connell and Mazur, with the executive to pay the term insurance portion of the premium during a specified period of at least ten years and Battle Mountain to pay the balance. Battle Mountain retains the right to terminate premium payments under an executive officer's policy prior to the end of the specified period in case of termination of employment, or otherwise upon six months' notice. Upon death or other termination as to any executive officer, Battle Mountain will be refunded the aggregate amount of the premium payments made by it in respect of that officer's policy.

     Change-in-Control Arrangements -- Battle Mountain has severance agreements with each of Messrs. Elers, Werneburg, O'Connell and Mazur, which generally provide that, in the event employment terminates as a result of a change of control of Battle Mountain, each executive officer would receive a cash payment equal to two times his annual salary (plus bonus and other incentive compensation). A covered officer, under the agreement, would receive such payment only as a result of involuntary termination or specified changes in duties, responsibilities or benefits within three years of the date of the change of control or voluntary termination during a 120-day period commencing 120 days following the date of the change of control. The agreements also provide for continuation of group life, medical and dental insurance benefits for a period of 30 months after termination on the same contributory basis as such benefits are provided to active employees of Battle Mountain. In the event of a change of control, payments under the agreements of executive officers using 1995 salaries and covered incentive compensation would be approximately US$1,626,238 for Mr. Elers, US$1,295,916 for Mr. Werneburg, US$719,548 for Mr. O'Connell, and US$676,900 for Mr. Mazur. The 1988 Long-Term Performance Unit Plan and the performance unit awards made in 1994 under the 1994 Long-Term Incentive Plan also contain provisions whereby outstanding performance units become immediately payable at the credited value if the units have already been valued or at the target value of US$1.00 per unit if the units have not been valued in the event of a change of control. In the event of a change of control, payments under these plans in respect of the outstanding performance units would be approximately as follows: US$471,436 for Mr. Elers, US$375,629 for Mr. Werneburg, US$188,574 for Mr. O'Connell, and US$178,841 for Mr. Mazur. Options granted to these officers under Battle Mountain's 1985 Stock Option Plan and 1994 Long-Term Incentive Plan contain provisions for acceleration of vesting in the event of a change of control and payment in cash of the then appreciated value of the option. The above described severance agreements and awards also contain provisions for a tax gross-up payment designed to make the officers whole against any excise or other tax above the rate ordinarily applicable that is occasioned by the change of control, pursuant to the provisions of Section 280G of the U.S. Code or otherwise. In addition, after a change of control, Battle Mountain will be required to continue making premium payments until the officer reaches age 65 under the split-dollar life insurance program described above, whether the officer remains employed by Battle Mountain or not. Further, under the SERP, officers would receive the greater of two recalculated SERP benefits (described above): the prior benefit which would be fully vested or the current benefit which would also be fully vested with the credit of four additional years of benefit accrual. The definition of change of control in the foregoing agreements is generally the same as that referred to in note (1) to the Option Grants Table above. The Transaction will constitute a change of control under the foregoing agreements. See "THE TRANSACTION -- Interests of Certain Persons in the Transaction."

COMPENSATION OF DIRECTORS

     Each director of Battle Mountain, other than those who are regularly employed officers of Battle Mountain or its subsidiaries, receives a director's fee of US$15,000 per annum and an additional fee of US$750 per day for attendance at meetings of the Battle Mountain Board or its committees. Directors of Battle Mountain are also reimbursed for their travel and other expenses involved in attendance at Battle Mountain Board and committee meetings. Pursuant to the terms of Battle Mountain's Deferred Compensation Plan, a director may elect to defer his director's fee and per diem fees for payment with interest (at the six-month Treasury bill rate) at a later date. Pursuant to the terms of Battle Mountain's 1988 Deferred Income Stock Option Plan (the "DISOP"), a director may elect to receive a non-qualified stock option in lieu of up to 100 percent of his director's fee and per diem fees for attending Board or committee meetings. To participate, the director selects an option strike price at a discount from current market value of the Battle Mountain Common Stock and receives options on a number of shares such that the aggregate discount is equal to the amount of fees foregone. Messrs. Pate and Wise participated in the DISOP in 1995, acquiring an option to purchase 10,500 shares of Battle Mountain Common Stock at an exercise price of US$9.125 per share and 9,750 shares of Battle Mountain Common Stock at an exercise price of US$9.125 per share, respectively. Under Battle Mountain's Nonqualified Stock Option Plan for Outside Directors, individuals who become nonemployee directors of Battle Mountain are automatically granted an initial option to purchase 5,000 shares of Battle Mountain Common Stock on the date they become nonemployee directors. On the date of the annual meeting of each year following the grant of the initial option, each incumbent nonemployee director of Battle Mountain is granted an additional option to purchase 1,500 shares of Battle Mountain Common Stock. Each option granted pursuant to the Nonqualified Stock Option Plan for Outside Directors has an exercise price per share equal to the market value of a share of Battle Mountain Common Stock on the date the option is granted, and such options are not exercisable until one year from the date of grant. Directors who are not also executive officers are not eligible to participate in any other benefit plan of Battle Mountain.

COMPENSATION AND STOCK OPTION COMMITTEE REPORT ON BATTLE MOUNTAIN EXECUTIVE COMPENSATION

     The Compensation and Stock Option Committee of Battle Mountain's Board of Directors (the "Committee") has furnished the following report on Battle Mountain's executive compensation program. The report describes the Committee's compensation policies applicable to Battle Mountain's executive officers and includes a discussion of the specific relationship of corporate performance to executive compensation for 1995. The report also discusses the Committee's bases for the Chief Executive Officer's compensation for 1995 and corresponding criteria for such compensation.

I. COMPENSATION POLICIES

     The objectives of Battle Mountain's executive compensation policies are to provide its executives with a competitive total compensation package and to link compensation to the achievement of the long-term business objectives of Battle Mountain and the enhancement of stockholder value. The Committee also considers subjective factors in its evaluation of the performance of the Chief Executive Officer and senior executive officers, such as leadership, strategic vision and organization development efforts that result in strengthening efficiency, effectiveness and competitive advantage, which are considered critical to the achievement of long-term strategic objectives and the success of Battle Mountain.

     The Committee's focus on long-term objectives in setting the parameters of Battle Mountain's executive compensation program results from the long lead time factors inherent in the strategic decisions of an international precious metals company which sells primarily one commodity, gold. These long-term objectives include, among others, increasing reserves, annual production, stock price and total return to shareholders, while maintaining low cash production costs.

II. EXECUTIVE COMPENSATION COMPONENTS

     Battle Mountain's executive compensation program is composed of fixed and performance-based compensation. The fixed component is the executive officer's base salary, and the performance-based component is comprised of productivity bonuses, long-term performance awards and awards of restricted stock and stock options.

  Base Salary

     The Committee determines the annual base salary of the Chief Executive Officer and other senior executive officers based primarily on the basis of competitive salary rates for peer companies. With regard to senior executive officers' salaries other than the Chief Executive Officer and the President, the Committee reviews comparative data concerning peer companies prepared by compensation consultants and, in making its determinations, takes into account the recommendations of the Chief Executive Officer. With regard to the Chief Executive Officer's and the President's salaries, the Committee reviews similar survey information from compensation consultants as to peer group executives in comparable positions, but does not receive a recommendation from management. The comparative salary studies are performed both on the basis of the peer companies included in the gold peer index used in the five-year performance graph presented below and on the basis of companies included in published industry surveys. Base salary levels are generally targeted at the median level in relation to the peer group companies. Effective in August 1995, the Committee approved a 4.5 percent increase in the base salary of both the Chief Executive Officer and the President and increases ranging from 4.5 percent to 7.5 percent for other senior executive officers. After giving effect to the 1995 salary increases, the Committee believes, based on advice from compensation consultants, that base salaries of the Chief Executive Officer and other senior executive officers were within the median range in relation to the peer group companies. The Committee generally considers and adjusts salary levels annually.

  Productivity Bonus

     Under Battle Mountain's Productivity Bonus Plan, cash bonuses may be provided to employees, including executive officers. Target bonus amounts for the executive officers vary and range from 50 percent of base salary paid during a semi-annual performance period for the Chief Executive Officer and the President to 40 percent of base salary for the senior executive officers. Based on advice from compensation consultants, Battle Mountain believes these targeted amounts are generally at the median level in relation to annual bonuses for the peer group companies referred to above under Base Salary. A bonus multiplier calculation is made in which the target bonus amounts are multiplied by a factor equal to the quotient obtained by dividing Battle Mountain's actual net cash flows from operating activities during the bonus period by the target net cash flows from operating activities based on Battle Mountain's currently approved budget. The Committee has discretion to adjust items in the multiplier analysis which it deems to be unusual or otherwise warrant special consideration in applying the analysis to the determination of bonuses. The bonus amounts resulting from multiplying the target bonus amounts by the quotient derived from the multiplier analysis are subject to a maximum of twice the target bonus amounts. The Committee has discretion whether or not to approve bonus payments, even if called for by the multiplier analysis.

     Based on the results of the Productivity Bonus Plan cash flow multiplier analysis for the first half of 1995, the Committee determined to pay a bonus of approximately 93 percent of the level targeted for the first half. Based on the results of the analysis for the second half of 1995, the Committee determined to pay a bonus of approximately 97 percent of the level targeted for the second half. The aggregate 1995 bonuses for the Chief Executive Officer and other named officers are shown in the Bonus column of the Summary Compensation Table. The Chief Executive Officer's 1995 bonus was determined by applying the cash flow multiplier analysis to his targeted bonus amount on the same basis as the other officers.

  Long-Term Performance Units

     Long-term performance units may be granted under the 1994 Long-Term Incentive Plan in order to provide executive officers and key employees with incentives to achieve long-term objectives of Battle Mountain. The terms of the awards provide for payment of a dollar value (not to exceed US$1.50 per unit) if Battle Mountain achieves specified long-term objectives during the course of a three-year performance period. Payments, if any, are made following the conclusion of the performance period.

     Under the 1994 Long-Term Incentive Plan and a predecessor plan, units have been granted every two years (most recently in 1994), with the number of units granted to the Chief Executive Officer and the senior executive officers being determined by formula. Each of the Chief Executive Officer and the President has been granted a number of units which is equal to the dollar amount of 62.5 percent of his projected two-year salary. For senior executive officers, the number has been based on 50 percent of their projected two-year salary. These percentages have been evaluated by Battle Mountain's compensation consultants based on a competitive analysis of manufacturing and services companies, and the percentages have been determined to be generally at the median level. This is a different group of companies from that utilized for base salary and productivity bonus as a result of limited data available for long-term incentive compensation plans of companies in the latter group.

     The Committee, in its sole discretion, selects performance measures designed to provide the Chief Executive Officer and senior executive officers incentives to achieve selected long-term objectives of Battle Mountain. These measures take the form of thresholds and targets and may include, among others, such factors as targeted increases in shareholders' equity, cash flow, return on equity, return on assets, share price, reserve and production growth, and cost of production. The Committee can also specify the achievement of a strategic corporate goal as a performance threshold. The Committee can select different performance measures for different performance periods and has discretion to adjust performance measures in any year during a performance period if, in the Committee's judgment, such performance measures have been affected by special factors (including material changes in accounting policies or practices, material acquisitions or disposition of property or other unusual items).

     At the end of a performance period, the performance measures are used to calculate a multiplier which, when multiplied by the number of performance units awarded to a participant at the beginning of the period, determines the dollar value of an award. The multiplier component is part of the plan design implemented with the assistance of Battle Mountain's compensation consultants. One-half of the dollar amount credited to the account of a participant is paid to the participant as soon as practicable after the end of that performance period, and the balance is paid one year later. Payments may be made in the form of cash, shares of Battle Mountain Common Stock or a combination of cash and Battle Mountain Common Stock, as determined by the Committee.

     On June 30, 1995, a three-year performance period ended under the predecessor of the current plan. The performance measure for the period, originally established in 1992, was consolidated cash flow return on net capital employed in relation to business plan targets. Based on this performance measure, the Committee authorized a payout value of US$1.418 per unit to be paid 50 percent in stock and 50 percent in cash in two annual installments. The payout amounts for the performance period ending in 1995 are shown in the LTIP payouts column of the Summary Compensation Table. The Chief Executive Officer's payout amount was determined on the same basis as the other participants.

  Restricted Stock Awards

     The Committee periodically grants the Chief Executive Officer, senior executive officers and other key employees restricted stock awards. Shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of during a restricted period. The Committee determines the length of the restricted period. No grants of restricted stock were made to executive officers in 1995.

  Stock Option Awards

     On April 27, 1995, the Committee authorized stock option grants to the Chief Executive Officer, senior executive officers and other key employees under the 1994 Long-Term Incentive Plan. The option price was the fair market value on the date of grant, and the options will vest on the first anniversary of the grant date. The number of shares was determined based on a target percentage of the executive's base salary at the date of grant and an estimated future value of the option. The target percentages were determined based on the same competitive analysis as base salary and productivity bonus and, based on advice from compensation consultants, were generally at the median level compared to the peer group companies.

III. POLICY WITH RESPECT TO THE US$1 MILLION DEDUCTIBILITY LIMIT

     Provisions of the U.S. Code limit deductibility for federal income tax purposes of compensation in excess of US$1 million for certain executive officers (those named in the Summary Compensation Table who are executive officers on the last day of the applicable tax year). Exemptions from the deductibility limit exist for certain performance-based compensation. Battle Mountain presently does not anticipate the payment of compensation in the next few years to be in excess of that which is deductible, especially since stock option grants can be structured so as to qualify for the performance-based exclusion from the deductibility limit. Awards under Battle Mountain's current Productivity Bonus Plan and 1994 Long-Term Incentive Plan do not qualify for the performance-based exclusion. The Committee intends to monitor the applicability of the deductibility limit provisions on an ongoing basis.

IV. SUMMARY

     The Committee believes that Battle Mountain's executive compensation program is competitive with compensation programs of similarly situated companies and provides Battle Mountain's Chief Executive Officer and senior executive officers with the appropriate incentives to achieve Battle Mountain's long-term goals.

                                            COMPENSATION AND STOCK OPTION
                                              COMMITTEE

                                                 William A. Wise (Chairman)
                                                 Charles E. Childers
                                                 Jack R. Crosby

STOCKHOLDER RETURN PERFORMANCE PRESENTATION

     The line graph set forth below represents a comparison of the yearly percentage change in the cumulative total return of the S&P 500 Index and a gold peer index (which includes Amax Gold Inc., Echo Bay Mines Ltd., Homestake Mining Company, Lac Minerals Ltd. (through December 31, 1993) and Pegasus Gold, Inc.) for the period of five fiscal years commencing December 31, 1990 and ending December 31, 1995. The line graph is based on the assumption that the value of the investment in Battle Mountain Common Stock, the S&P 500 Index and the gold peer index was US$100 on December 31, 1990, and that all dividends were reinvested. The component companies in the peer group index are weighted according to their respective market capitalizations at the end of each year. Lac Minerals Ltd. was dropped from the return calculation as of January 1, 1994 as a result of its being acquired during 1994, and the then market value attributable to it was assumed to be reinvested in the other four companies in the index.

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
           BATTLE MOUNTAIN GOLD, S&P 500 INDEX AND A GOLD PEER INDEX

                  Assumes $100 Invested on December 31, 1990.

      Measurement Period
    (Fiscal Year Covered)             BMG         Peer Group        S&P 500
1990                                   100             100             100
1991                                100.07           86.33          130.34
1992                                 72.77           62.37          140.25
1993                                144.74          125.04          154.32
1994                                157.99          119.22          156.42
1995                                122.76          117.23          212.92

               HEMLO GOLD MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1995 AND 1994

RESULTS OF OPERATIONS -- 1995 VERSUS 1994

  Earnings

     Hemlo Gold had a difficult and challenging year in 1995 as earnings dropped to C$20.2 million or C$0.20 per share compared with C$64.5 million or C$0.67 per share in 1994. The major reason for the reduction was that operations at the Golden Giant Mine were interrupted for a total of 20 weeks due to a 13-week strike and a seven-week shutdown for shaft repairs. These two events, together with a work slowdown prior to the strike and the lead times required to get back to full production, caused the gold output from the Golden Giant Mine to be 43 percent lower than planned for the year.

  Production

     Production from the Golden Giant Mine, while it was operating, was at approximately the target rate of 3,000 tonnes per day. The grade of ore milled declined, as expected, from the 1994 level of 13.08 grams per tonne to 12.20 grams per tonne in 1995. Recovery also declined slightly from 96.6 percent in 1994 to 95.7 percent in 1995 essentially because milling was interrupted twice. A new agreement was negotiated with the Quarter Claim royalty holders effective January 1, 1995. Royalties are now based on a deemed production rate of 454 tonnes per day without regard to actual production from the Quarter Claim. This enables Hemlo Gold to schedule production from the Quarter Claim in the most flexible and efficient manner. Gold production of 233,700 ounces was 43 percent below plan for the year and 48 percent lower than in 1994.

                            GOLDEN GIANT PRODUCTION

                                              DEPOSIT NO.1       QUARTER CLAIM           TOTAL
                                           ------------------  ------------------  ------------------
                                             1995      1994      1995      1994      1995      1994
                                           --------  --------  --------  --------  --------  --------
Ore milled:
  Tonnes (000's).........................     555.6   1,003.4      76.0     103.9     631.6   1,107.3
  Tonnes per day.........................     1,522     2,749       208       285     1,730     3,034
Grade:
  Grams per tonne........................     12.33     13.44     11.21      9.62     12.20     13.08
  Ounces per tonne.......................      0.40      0.43      0.36      0.31      0.39      0.42
Recovery %...............................                                              95.7      96.6
Ounces gold produced.....................   207,500   415,900    26,200    31,000   233,700   446,900

     Hemlo Gold's share of production from the Silidor Mine decreased to 30,700 ounces in 1995 from 42,000 ounces in 1994. Early in the year, significant strike length variations in the ore zones caused development to become out of phase with stope preparation requirements. This led to a shortage of working places and lower tonnages mined. The remaining low grade surface crown pillar was mined in the second half of the year so that tonnage for the year was 97 percent of target but the grade was 20 percent lower than forecast. The projected mine life was reduced by about one-half of a year based on a recalculation of reserves which was made in 1995.

               SILIDOR PRODUCTION (HEMLO GOLD'S 55 PERCENT SHARE)

                                                                             1995        1994
                                                                           --------    --------
Ore mined:
  Tonnes.................................................................   230,200     240,900
  Tonnes per day.........................................................       631         660
Grade:
  Grams per tonne........................................................      4.41        5.77
  Ounces per tonne.......................................................     0.142       0.186
Recovery %...............................................................      94.1        94.0
Ounces gold produced.....................................................    30,700      42,000

As a result of the lower production from both mines, Hemlo Gold's total gold production was 264,400 ounces in 1995 compared with 488,900 ounces in 1994.

  Revenue

     The average London Second Fix gold price in 1995 was US$384 per ounce, unchanged from the 1994 average. The Canadian dollar weakened slightly against the U.S. dollar in 1995 so that the average market price for gold was C$527 per ounce in 1995, up C$2 from 1994. Hemlo Gold's average realized price in 1995 of C$532 was C$5 per ounce above the market price of which roughly half was due to the hedge protection implicit in the final gold loan deliveries and the other half was due to the timing of spot sales since the two production interruptions meant that gold was not sold evenly throughout the year.

                     AVERAGE GOLD PRICES AND EXCHANGE RATES

                                                                                1995      1994
                                                                               ------    ------
Market prices:
  London Second Fix US$ per oz...............................................     384       384
  Exchange US$1 = C$.........................................................   1.373     1.366
  London Second Fix in C$ per oz.............................................     527       525
Hemlo Gold's realized prices:
  C$ per oz..................................................................     532       523
  US$ per oz.................................................................     387       383

As a result of the production and price factors described above, 1995 revenue of C$139.9 million was C$114.6 million lower than that of 1994. The variance between the 1995 and 1994 revenues is as follows:

                                                                                C$ MILLIONS
                                                                                -----------
    1994 revenue..............................................................      254.5
    Effect of:
      Lower 1995 gold production..............................................     (116.8)
      Weaker 1995 Canadian dollar.............................................        0.7
      Higher 1995 realized gold price in U.S. dollars.........................        1.5
                                                                                   ------
    1995 revenue..............................................................      139.9
                                                                                   ======

  Expense

     Aggregate operating costs decreased from C$72.6 million in 1994 to C$62.3 million in 1995. At the Golden Giant Mine, operating costs were C$48.6 million of which C$36.1 million was incurred while the mine was operating and C$12.5 million was incurred while the mine was not operating. The costs incurred while not operating consisted of fixed costs during the strike of C$6.8 million, fixed costs during the shaft shutdown of C$4.0 million and shaft repair costs of C$1.7 million. The cost per tonne while operating increased from C$53 in 1994 to C$57 in 1995. This increase reflects the work slow down prior to the strike, the inefficiencies in shutting down and starting up twice, and the impact on weighted annual costs of the reduced production in the summer months when energy use is significantly lower. The cost per ounce while operating increased from C$133 to C$154 because of the higher cost per tonne and the lower grade.

     Silidor's costs increased by C$0.4 million or about 3 percent above the 1994 level as production came from lower levels in the mine. The cost per tonne at C$60 was up C$4 from 1994, while the cost per ounce increased from C$318 in 1994 to C$448 in 1995 because of the higher costs and lower grades.

     Hemlo Gold's aggregate cost per ounce, while the Golden Giant Mine was operating, increased from C$149 in 1994 to C$188 in 1995 because of the higher unit costs and lower grades at both mines. Including the costs incurred while the Golden Giant Mine was not operating, the 1995 cost increased to C$236 per ounce. The all-inclusive aggregate cost per ounce was US$172 in 1995 compared to US$109 in 1994.

                              UNIT OPERATING COSTS

                                                                           1995
                                                                 -------------------------
                                                                 TOTAL     WHILE OPERATING     1994
                                                                 -----     ---------------     ----
Golden Giant Mine
  C$ per tonne milled..........................................    77             57            53
  C$ per oz of gold............................................   208            154           133
  US$ per oz of gold...........................................   151            112            97
Silidor Mine
  C$ per tonne mined...........................................    60             60            56
  C$ per oz of gold............................................   448            448           318
  US$ per oz of gold...........................................   326            326           233
Total
  C$ per oz of gold............................................   236            188           149
  US$ per oz of gold...........................................   172            137           109

     NOTE:

     Operating costs represent cash production costs. They exclude depreciation, amortization, mine closure, royalties, administrative and general expenses, exploration and income and mining taxes.

Depreciation, amortization and mine closure charges decreased from C$35.8 million in 1994 to C$22.8 million in 1995 as no such charges were recorded at the Golden Giant Mine while it was not operating.

  Exploration

     Grass roots exploration expenditures amounted to C$16.5 million compared to C$14.4 million in 1994. The reported exploration expense for 1994 includes C$1.0 million of business development expenditures and has been reduced by C$1.6 million of proceeds from the sale of Hemlo Gold's interest in the Mt. Townsend joint venture in Australia.

                      GRASS ROOTS EXPLORATION EXPENDITURES

                                                               1995                        1994
                                                     ----------------------      ----------------------
                                                     C$ MILLIONS        %        C$ MILLIONS        %
                                                     -----------       ----      -----------       ----
Canada..............................................     8.6            52           7.1            49
United States.......................................     4.7            29           4.2            29
Central and South America...........................     1.8            11           2.9            20
Australia and Africa................................     1.4             8           0.2             2
                                                        ----           ---          ----           ---
                                                        16.5           100          14.4           100
                                                        ====           ===          ====           ===

FINANCIAL CONDITION

     Hemlo Gold's financial position remained strong despite the operating problems of 1995. Working capital was reduced only moderately to C$104.1 million at the end of 1995 from C$107.2 million at the end of 1994 while shareholders' equity was essentially unchanged. Cash and cash equivalents, however, amounted to C$114.5 million at the end of 1995, down by C$84.5 million from the year earlier level after capital expenditures of C$38.1 million, debt repayments of C$24.3 million and dividends of C$20.0 million.

     Cash balances of C$105.9 million at the end of 1995 consisted of Canadian Treasury Bills and other short-term money market investments. Short-term borrowings of C$16.7 million consist of borrowings from a short-term investment pool managed by Noranda on behalf of itself and subsidiary and associated companies. These short-term borrowings were repaid by the end of January 1996. Cash balances at the end of 1994 included C$102.0 million in Canadian Treasury Bills and C$30.0 million invested in the short-term investment pool.

     As part of its overall financial planning activities, Hemlo Gold has held significant quantities of bullion over the last several year ends. This bullion has been sold forward into the first quarter of the following year, and has been classified as a cash equivalent because the price has been fixed and the proceeds will be realized within three months of the year-end. The value of this bullion amounted to C$25.3 million at December 31, 1995 compared to C$67.0 million at December 31, 1994, with the reduction being attributable to the shutdown at the Golden Giant Mine in the fourth quarter of 1995.

     At December 31, 1995, Hemlo Gold also carried, at their cost of C$18.7 million, dividend paying investments in common and preferred shares of associated companies which do not relate to its mining activities. During 1995 these investments were reduced by C$5.0 million, bringing the total reduction in the last two years to C$20.6 million. Hemlo Gold has not classified these investments as current assets but does intend to make further reductions as conditions in the equity markets in Canada permit.

     Capital assets increased from C$303.1 million at the end of 1994 to C$314.4 million at the end of 1995. The net book value of the assets at the two producing mines decreased by C$11.7 million as depreciation and amortization charges exceeded capital expenditures. This reduction was more than offset by the increase in the carrying value of Hemlo Gold's interest in the Holloway Joint Venture where 1995 capital expenditures were significant. Other assets increased by C$3.8 million as capital expenditures at New World of C$5.0 million were partially offset by a reduction in employee housing loans.

     Current liabilities decreased by C$65.0 million to C$43.1 million at the end of 1995 from C$108.1 million at the end of 1994. Of this decrease, C$24.3 million was due to the gold loan having been fully repaid before the end of 1995, C$5.2 million was due to a reduction in accounts payable essentially because of low fourth quarter activity at the Golden Giant Mine, and C$52.2 million was due to a reduction in income and mining taxes payable. These decreases were offset by the C$16.7 million of short-term borrowings at the end of 1995. The large decrease in taxes payable arose because C$30.3 million of the 1994 tax liability was not due until the end of February 1995 and, until the shutdown of the shaft at the Golden Giant Mine in October, instalments on account of 1995 taxes had to be made at the very high level dictated by 1994's strong results in order to avoid the possibility of punitive interest charges.

     Shareholders' equity increased by only C$0.8 million in 1995 because earnings were roughly equal to dividends paid.

CHANGES IN FINANCIAL CONDITION

     Cash flow from operating activities before the net change in non-cash working capital balances decreased by C$48.4 million from 1994 as a result of the much lower earnings. During 1995, there was a reduction in cash balances of C$57.1 million arising from the net change in non-cash working capital balances due to the reduction in accounts and taxes payable described previously. In 1994, there was an addition to cash balances of C$44.4 million arising from increases in accounts and taxes payable. After the net change in non-cash working capital balances, cash flow from operating activities was negative C$7.9 million in 1995 compared to positive C$141.1 million in 1994.

     Capital spending in 1995 totaled C$38.1 million compared to C$31.5 million in 1994, and consisted of C$9.3 million at the Golden Giant Mine, C$0.9 million at the Silidor Mine, C$22.9 million at Holloway and C$5.0 million at New World. At the Golden Giant Mine, C$4.9 million or 53 percent of the total represented continuing expenditures on the major projects which commenced in 1992 to develop the initial Block 4 reserves. A further C$3.6 million will be spent to complete these projects in 1996. Other 1995 expenditures were on design work for the Block 5 area, replacement of the east ore pass system, development of the paste backfill system and investigation of tailings disposal sites. Silidor's capital expenditures were on equipment replacement and mine development.

     The expenditures at Holloway in 1995 included completion of the administration building, construction of a cold warehouse, gate house, and truck scale. Construction of a surface ventilation building, settling pond and backfill plant commenced and will be completed in early 1996. Underground development and shaft sinking continued throughout the year and some major pieces of mobile equipment were acquired late in the year. Approximately 65,000 tonnes of development ore was mined in 1995 and the net proceeds from the sale of the recovered gold were credited against development costs. The New World expenditures consist of staff and consultant costs necessary to advance the permitting process and also a significant communications effort designed to ensure that politicians, regulators and local communities understand the facts about the proposed mine.

     Other investing activities in 1995 consisted of the realizing of C$5.0 million of proceeds on the sale of intercompany investments. During 1994, such activities included C$15.6 million realized on intercompany investments and C$10.0 million received from the sale of the interests in Eagle River and Central Crude Ltd. and other assets. The acquisition of Freewest Resources Inc. ("Freewest") in 1994 had no material impact on cash flow as it was reported as both an investing and a financing activity.

     The final repayments of Hemlo Gold's gold loan amounted to C$24.3 million in 1995, the same as in 1994. Two semi-annual dividends of C$0.10 per share were paid in each of 1995 and 1994 and special dividends of C$0.05 and C$0.10 per share were also paid in June and December 1994, respectively, so that total dividend payments aggregated C$0.20 per share in 1995 and C$0.35 per share in 1994. The special dividends in 1994 reflected Hemlo Gold's strong cash flow and financial position.

LIQUIDITY, CAPITAL RESOURCES AND HEDGING

     The operating difficulties and heavy tax payments in 1995 caused a reduction in Hemlo Gold's financial capacity from the position at the end of 1994. However, the financial position at the end of 1995 remains strong with C$133.2 million in net financial assets and C$352.6 million of equity as shown by the following table:

                                                         DECEMBER 31, 1995     DECEMBER 31, 1994
                                                         -----------------     -----------------
                                                                      (C$ MILLIONS)
    Cash...............................................       C$105.9               C$132.0
    Bullion............................................          25.3                  67.0
    Short-term borrowings..............................         (16.7)                   --
                                                              -------               -------
      Total liquid assets..............................         114.5                 199.0
    Investments........................................          18.7                  23.7
                                                              -------               -------
                                                                133.2                 222.7
    Gold loan..........................................            --                 (24.3)
                                                              -------               -------
    Net financial assets...............................       C$133.2               C$198.4
                                                              =======               =======
    Shareholders' equity...............................       C$352.6               C$351.8
                                                              =======               =======

     Hemlo Gold intends to use its liquid assets, the proceeds from the sale of investments and its ongoing cash flow from operating activities to:

     -- make necessary capital expenditures at its operating mines

     -- complete the development of the Holloway project

     -- permit and develop the New World project

     -- maintain or increase a C$19.5 million per year exploration program

     -- continue to pay dividends

     -- and acquire gold reserves when the appropriate opportunities arise.

     In the event of the consummation of the Transaction, these activities will be incorporated into the operations of the combined company and, therefore, investment determinations for the use of available cash flow will be made by management of the combined company. Such determinations could include the uses listed above, as well as various investment opportunities available to Battle Mountain. With respect to dividends, see "COMPARATIVE MARKET PRICE DATA."

     Hemlo Gold believes that maintaining a low cost structure is the most effective hedge. From time to time, however, Hemlo Gold uses other selected hedging techniques as risk management tools to protect a portion of its production from fluctuations in the price for gold. Because Hemlo Gold is a low cost producer, it can finance projected capital expenditures from operating cash flow and has only one major source of production, its current policy is not to hedge in excess of 50 percent of any year's production. Hemlo Gold may, however, hedge in the future for financing purposes or to ensure an acceptable return on a specific project.

     Hemlo Gold's hedge position for 1996 consists of 20,000 ounces of spot deferred contracts at a price of US$411 per ounce. These commitments amount to approximately 4 percent of 1996's planned production. Hemlo Gold presently has no hedges in place beyond 1996.

FUTURE PROSPECTS

     The profitability of Hemlo Gold is significantly affected by the market price of gold stated in U.S. dollars, and by the relative values of the U.S. and Canadian dollars. Gold prices fluctuate and have historically been affected by numerous factors beyond Hemlo Gold's control, including changes in investment trends and international monetary systems, the outlook for inflation, interest rates, political and military crises and changes in the supply and demand for gold on public and private markets. Hemlo Gold has hedged approximately 4 percent of its planned 1996 production but remains exposed to fluctuations both in the price of gold stated in U.S. dollars and in the exchange rate between the Canadian and U.S. dollars on its unhedged 1996 production and on all its production after 1996. Based on planned production levels, each US$20 change in the gold price would affect 1996 earnings by C$0.05 per share and each US$0.01 change in the US-Cdn exchange rate would affect earnings by C$0.015 per share.

     On a per ounce basis, the Golden Giant Mine continues as one of the lowest cost gold mines in the world. For the reasons noted above, 1995 results were not indicative of past or future performance. Production is forecast to average 380,000 ounces per year for a number of years, with production varying up or down by 5 percent from this average. Operating costs per tonne milled in 1995 were adversely affected by the strike and shut-down. It is expected that costs per tonne in 1996 should be slightly below the 1995 level. Modest increases in costs are predicted for 1997 and later years as production starts to shift to the newly developed ore blocks lower down in the mine.

     Following the three-month strike in 1995, a two-year collective agreement was signed with an expiry date of July 31, 1997. The settlement of the strike has had no long-term effect on the cost structure of the Golden Giant Mine.

     Steps have been taken to prevent further shut-downs of the shaft at the Golden Giant Mine. These include a full geomechanical assessment of the shaft, stress modeling of proposed future mining areas, and additional monitoring instrumentation in the shaft walls.

     Hemlo Gold's share of production from the Silidor Mine should average 25,000 ounces per year for its final two years. Costs per tonne are forecast to decrease slightly as a result of manpower reductions and the phasing out of development activity. The retention of an experienced workforce will be a critical factor in view of the scheduled closure at the end of 1997.

     Production from Holloway is scheduled to commence in the third quarter of 1996 with Hemlo Gold's share of 1996 production expected to be about 25,000 ounces. For 1997 and subsequent years, Hemlo Gold's share of production should be about 85,000 ounces per year. Unit operating costs will be about C$70 per tonne mined and treated in 1996 but should decline to about the C$60 per tonne level in 1997.

     Hemlo Gold's total gold production in 1996 is targeted at between 430,000 and 450,000 ounces.

     Exploration expenditures are planned at a minimum of C$19.5 million per year in 1996 and thereafter.

     Hemlo Gold's effective tax rate will increase slightly in 1996 because a greater proportion of exploration spending will be outside North America and because about 40 percent of the Holloway amortization charge, representing the acquisition cost of Freewest's former interest in the joint venture, is not deductible for tax purposes.

     Capital expenditures at the Golden Giant Mine are planned at C$11.7 million in 1996 of which approved amounts total C$4.2 million, mostly relating to the completion of development of Block 4. Other projects planned for 1996 include the construction of a paste fill plant which will allow up to 2,000 tonnes per day of mill tailings to be returned underground as backfill, the commencement of diamond drilling and development in Block 5 and continuing work on replacing the east ore pass system.

     Major capital expenditure projects at the Golden Giant Mine which have not yet been approved but which are included in Hemlo Gold's plans beyond 1996 are as follows:

                                                                                     BEYOND
                                                                   1997     1998      1998
                                                                   ----     ----     -------
                                                                         (C$ MILLIONS)
    Lower Block 4 access and ore handling........................   3.0      1.0         --
    Block 5 access and ore handling..............................   8.0      7.0         --
    Tailings disposal............................................   0.5       --       10.0
                                                                   ----     ----       ----
                                                                   11.5      8.0       10.0
                                                                   ====     ====       ====

     The Lower Block 4 expenditures will continue the ramp access to the bottom of the block. The Block 5 reserve contains 1.1 million tonnes at an average grade of 13.4 grams of gold per tonne, cannot be accessed from existing workings and extends more than 300 metres below the present shaft bottom. The indicated expenditures are to provide access and ore handling facilities similar to those under development and planned for Block 4.

     The need for construction of a new tailings facility, previously scheduled to commence in 1996, has been deferred by the construction of the paste fill plant described above. Construction of the new tailings facility is not anticipated until 1999 at the earliest. Potential disposal sites are being re-evaluated as a result of this deferral.

     Hemlo Gold's cash flow is sufficient to fund these capital expenditures, the relatively small ongoing capital expenditures at the Silidor Mine and the C$7.8 million of expenditures in 1996 required to complete the development of Holloway to production.

     Expenditures at Crown Butte's New World project in 1996 are planned at C$5 million, all of which will again be directed to advancing the permitting process. Crown Butte exhausted its own cash resources by mid-1995 and Hemlo Gold has advanced a total of C$2.2 million, including interest at prime rate plus 1 percent, to Crown Butte up to December 31, 1995. It is expected that Crown Butte will raise some additional funds in

1996 to repay Hemlo Gold and provide financing through the remainder of the permitting process. The form and timing of the financing are contingent upon the receipt of the draft Environmental Impact Statement referred to below.

     During the past three years, the U.S. Congress considered a number of proposed amendments to the General Mining Law of 1872, as amended, which governs Crown Butte's mining claims and related activities on federal lands. In 1992, a holding fee of US$100 per claim was imposed upon unpatented mining claims located on federal lands. In October 1994, a one-year moratorium on the processing of new patent applications was approved. While such moratorium currently remains in effect, its future in unclear. In addition, a variety of legislation is now pending before the U.S. Congress to further amend the General Mining Law. The proposed legislation would, among other things, change the current patenting procedures, impose royalties, and enact new reclamation, environmental control and restoration requirements. The royalty proposals range from a 2 percent royalty on "net profits" from mining claims to an 8 percent royalty on modified gross income/net smelter returns. Although the extent of any such changes is not presently known, less than 10 percent of Crown Butte's claims are on federal lands and Hemlo Gold does not believe that the economics of the New World deposit will be materially affected by any proposed royalty.

     In January 1995, two special interest groups filed a complaint against Crown Butte with the United States Department of the Interior, effectively asking that a patent, to which Crown Butte is entitled under current law, not be issued. The complaint seeks to change a long-standing interpretation of the General Mining Law and Crown Butte regards this action as misguided and believes it should have no effect on the patenting or permitting processes.

     Based on information received from the two co-lead permitting authorities, the Montana Department of Environmental Quality (formerly the Montana Department of State Lands) and the U.S. Forest Service, Crown Butte believes that it is likely that a draft of the Environmental Impact Statement will be issued for public comment in mid 1996. The duration of the permitting effort is difficult for Hemlo Gold to predict since it is contingent upon many variables not within Crown Butte's control including possible administrative and judicial appeals, and inter-governmental coordination. Several special interest groups have indicated their opposition to the New World project. There can accordingly be no assurance that further delays will not occur. Once all permits are obtained, construction of a mine will require two summer seasons to complete. A feasibility report completed in April 1991 projected that total capital costs would amount to US$80 million. By agreement with Crown Butte, Hemlo Gold is committed to arrange financing for the project on arm's length terms.

     During 1995, Hemlo Gold restructured its exploration group by establishing its own dedicated exploration staff working out of five offices in Canada, the United States and Mexico. The exploration budget was increased from C$15.0 million in 1994 to C$16.5 million in 1995 and a further increase to C$19.5 million has been approved for 1996. At the end of 1995, the exploration staff totalled 65 full-time employees of whom 46 were geologists.

     The most critical long-term objective of Hemlo Gold has been the replacement of its ore reserves. As a means of addressing this objective, Hemlo Gold has entered into the Combination Agreement. In addition to the ore reserves and exploration and development opportunities added through the combination with Battle Mountain, the combined company anticipates funding a strong exploration effort.

THE ENVIRONMENT

     Hemlo Gold remains committed to a program of environmental protection at its operating mines, development projects and exploration sites, and was in compliance with governmental regulations in 1995, with one exception. At Holloway, the limit for suspended solids in the effluent discharge was exceeded during the last half of the year. Close communications were kept with the Ministry of the Environment throughout this period. Corrective action included the completion of a second settling pond and a new sump in December. The suspended solids in the effluent were at levels similar to those naturally occurring in the receiving waters.

     Future removal and site restoration costs are presently estimated at C$13 million at the Golden Giant Mine, and C$0.2 million at the Silidor Mine. Provision for these costs, together with C$6.9 million of other mine closure costs, is being made over the lives of the two mines. Removal and site restoration costs at Holloway are estimated at C$0.9 million and this will be provided for over Holloway's mine life once production commences. Estimates are based on compliance with existing reclamation standards and practices. The laws and regulations are constantly changing and the estimates are accordingly reviewed annually. The Golden Giant Mine submitted a draft closure plan to the Ontario government for comment in April 1994 and Holloway filed such a plan in January 1996. Recent changes to regulations will not require Hemlo Gold to provide financial assurance to the Ontario government.

     Other than the new tailings disposal facility at the Golden Giant Mine referred to above, no major environmental capital expenditures or significant increases in operating costs are required for Hemlo Gold to conform to current environmental regulations. Environmental laws, however, are constantly evolving and there can be no assurance that future changes in standards and regulations will not impact negatively on future operating results.

  Crown Butte Litigation and Related Matters

     Crown Butte's New World property is located two miles northeast of the Yellowstone National Park boundary. Notwithstanding the fact that it is in a previously mined historic mining area, its location makes it environmentally sensitive. Hemlo Gold recognizes the sensitivity of the area and has been working since the permitting process began in 1990 with the regulatory agencies to ensure compliance with all environmental guidelines and regulations.

     In September 1993, several special interest groups filed a complaint against Crown Butte in U.S. District Court, alleging that Crown Butte failed to obtain permits for the discharge of pollutants. The alleged unlawful discharges involve waters associated with exploration and reclamation activities by Crown Butte as well as inactive historic mine disturbances, some of which date back to the early part of this century and pre-date the acquisition of any property interests by Crown Butte. On October 13, 1995, the district court issued a Memorandum and Order which ruled that Crown Butte was in violation of the Federal Clean Water Act for not having obtained a permit for water coming from a historic mine adit and two historic mine pits. Crown Butte had applied for the permit in October 1992, but the State of Montana has not yet issued that permit. Crown Butte has appealed the decision to the Ninth Circuit Court of Appeals.

     On March 1, 1996 the Ninth Circuit Court of Appeals denied permission to appeal this decision. The plaintiffs then requested that the stay of proceedings in the U.S. District Court be lifted, and that the district court set the matter for a trial on the issue of civil penalties. The trial is scheduled to commence November 4, 1996. It is anticipated that the issues to be resolved at trial will include the amount of such penalties and that in determining penalties the district court will consider the seriousness of the violation, the economic benefit (if any) resulting from the violation, any history of such violation, any good faith efforts to comply with the applicable requirements, the economic impact of the penalty on the violator, and other matters as justice may require in deciding the amount of the penalties. For this reason, it is not possible to predict the amount of any penalties which may be assessed. The district court also has the discretion to award attorneys fees and costs to the plaintiffs. Crown Butte would consider appealing any adverse decision.

     In 1994, following a complaint by special interest groups, the United States Army Corps of Engineers ("Corps") alleged that some of Crown Butte's past reclamation activities required a permit under the Clean Water Act. Crown Butte has vigorously denied those allegations and submitted information to the Corps in support of that denial. In September 1995, the Corps issued Crown Butte a
Section 404 permit authorizing future reclamation activities.

     In August 1995, the U.S. Environmental Protection Agency ("EPA") conducted a site investigation of the New World Mining District pursuant to the Comprehensive, Environmental Response, Compensation and Liability Act (CERCLA). At this time, Crown Butte is not aware of any further investigation by the EPA and has not been notified when or if the EPA will make a decision whether to proceed with any further investigation or other action with respect to the New World Mining District.

THREE MONTHS ENDED MARCH 31, 1996 AND 1995

RESULTS OF OPERATIONS -- FIRST QUARTER 1996 VERSUS FIRST QUARTER 1995

     Earnings for the first quarter of 1996 were C$12.6 million (C$0.13 per share) compared to earnings of C$13.6 million (C$0.14 per share) during the similar period in 1995 as an increase in mining income was offset by higher exploration and evaluation expenses and lower investment income.

     The following table presents significant operating and financial statistics:

                                                                       THREE MONTHS ENDED
                                                                            MARCH 31
                                                                       -------------------
                                                                        1996        1995
                                                                       -------     -------
    Gold produced -- oz. ............................................  110,836     108,149
    Average gold prices
      London Second Fix US$ per oz. .................................      400         379
      Hemlo Gold's realized prices:
         C$ per oz. of gold..........................................      553         535
         US$ per oz. of gold.........................................      404         380
    Unit operating costs:
      C$ per oz. of gold.............................................      167         174
      US$ per oz. of gold............................................      122         124

     First quarter 1996 gold production increased by 2,687 ounces over the year earlier level because of slightly higher grades at both the Golden Giant and Silidor mines. Hemlo Gold's realized price for gold increased by 6% to US$404 per ounce because of the higher market price and the closing out of 20,000 ounces of spot deferred contracts which matured at the end of March 1996. As a result of these production and price factors, 1996 revenue increased by C$3.4 million over that of the prior year.

     Operating costs declined marginally to US$122 per ounce from US$124 per ounce in the first quarter of 1995 and total operating expense was within 1% of the prior year amount. Exploration and evaluation expense increased to C$6.2 million in the quarter ended March 31, 1996 from C$2.8 million a year earlier, reflecting the higher annual budget for 1996, heavy first quarter activity at projects in Australia and Ghana, and the inclusion of C$1.0 million of financial advisory, legal and other costs related to the proposed combination with Battle Mountain.

     Net investment income declined from C$3.7 million in the first quarter of 1995 to C$2.2 million in the first quarter of 1996 as a result of lower interest rates and a lower average balance of investments and cash. Hemlo Gold's effective tax rate increased marginally in the first quarter of 1996 compared to the year earlier period as a greater proportion of exploration expenditures were conducted outside North America where no tax deductions are currently available.

CHANGES IN FINANCIAL CONDITION AND LIQUIDITY

     Cash and cash equivalents increased by C$18.0 million during the first quarter of 1996 to a balance of C$132.5 million at March 31, 1996.

     Cash flow from operating activities before the net change in non-cash working capital balances decreased from C$23.1 million in the first quarter of 1995 to C$20.5 million in the first quarter of 1996 as a result of the slightly lower earnings and a switch from a deferral position to a draw-down position in Hemlo Gold's deferred income and mining taxes.

     In the first quarter of 1996, there was an increase of C$5.3 million in cash arising from the net change in non-cash working capital balances whereas in the year-earlier period there was a decrease of C$33.8 million from this source. The large 1995 decrease was attributable chiefly to the fact that C$30.3 million of the 1994 tax liability was due at the end of February 1995.

     Capital spending in the first quarter of 1996 totalled C$8.8 million compared to C$9.5 million a year earlier. Lower net expenditures at Holloway were largely responsible for the reduction as revenue from the sale of preproduction tonnage is being credited against capital costs.

     No dividends were declared or paid in either the first quarter of 1996 or 1995. A dividend of C$0.10 per share was declared on May 1, 1996 and is payable on June 27, 1996 to shareholders of record on June 6, 1996.

                       INFORMATION CONCERNING HEMLO GOLD

INCORPORATION AND SUBSIDIARIES

     Hemlo Gold is a gold mining company existing under the laws of the Province of Ontario, Canada and is governed by the Business Corporations Act (Ontario). It was continued by articles of amalgamation on January 1, 1995 and its earliest predecessor corporation was incorporated December 31, 1968. The registered and executive office is at 1 Adelaide Street East, Suite 2902, Toronto, Ontario, Canada, M5C 2Z9.

     Hemlo Gold also owns 5,587,623 common shares (60 percent) of Crown Butte. Crown Butte's wholly-owned subsidiary, Crown Butte Mines, Inc., which was incorporated under the laws of the State of Montana, U.S.A., is the owner of the New World project in Montana.

GENERAL DEVELOPMENT OF THE BUSINESS

  Overview

     Hemlo Gold's core asset is the Golden Giant Mine. The Golden Giant Mine is in the Hemlo area, which is located near Marathon on the north shore of Lake Superior, 350 kilometres east of Thunder Bay, Ontario, Canada. The Hemlo ore deposits were discovered in 1982. Construction of the Golden Giant Mine began in 1983 and the first gold bullion was poured on April 6, 1985. In the fourth quarter of 1988, mine production first reached the design rate of 3,000 tonnes of ore per day. In 1995 the Golden Giant Mine produced 233,700 ounces of gold from 631,600 tonnes of ore grading 12.20 grams of gold per tonne at an operating cost, while operating, of US$112 per ounce of gold. The production in 1995 was not indicative of past or future performance as the mine did not operate for a total of 20 weeks due to a strike and a shut down for shaft rehabilitation purposes. At December 31, 1995, the Golden Giant Mine had proven and probable ore reserves totalling 9.95 million tonnes at an average grade of 11.04 grams of gold per tonne. There are about 3.5 million ounces of mineable gold contained in these reserves, enough for 10 years of production at projected mining rates.

     Hemlo Gold also owns a 55 percent interest in and operates the Silidor Mine located near Rouyn-Noranda, Quebec. The mine is a joint venture between Hemlo Gold (55 percent) and Cambior Inc. (45 percent). The mine commenced production in April 1990. Design capacity of 400,000 tonnes of ore per year was reached in the last quarter of 1990. In 1995 Hemlo Gold's share of production from the Silidor Mine was 30,700 ounces of gold from 230,200 tonnes of ore grading 4.41 grams of gold per tonne at an operating cost of US$326 per ounce of gold. At December 31, 1995 the Silidor Mine, on a 100 percent basis, had proven and probable reserves totalling 617,000 tonnes at an average grade of 4.68 grams of gold per tonne. There are about 92,800 ounces of gold contained in these reserves, enough for 2 years of production at projected mining rates.

     Hemlo Gold carries on an active exploration and development program for precious metals. Hemlo Gold's two major development projects are the Holloway project in Ontario and the New World project in Montana, U.S.A. In 1995, Hemlo Gold's exploration and development expenditures totalled C$44.4 million
(1994 -- C$28.0 million) comprising C$16.5 million (1994 -- C$14.4 million) on grassroots projects and C$27.9 million (1994 -- C$13.6 million) on development projects.

     At December 31, 1995, Hemlo Gold had 583 full-time employees.

  General Development

     Prior to February 1987, the Golden Giant Mine was operated directly by Noranda or by Noranda Hemlo Gold Inc. ("Noranda Hemlo Gold"), a wholly owned subsidiary of Noranda, subject to various joint venture and royalty agreements with Goliath Gold Mines Ltd. ("Goliath"), Golden Sceptre Resources Ltd. ("Golden Sceptre") and Hemglo Resources Ltd. ("Hemglo"). As part of a reorganization in February 1987, Noranda Hemlo Gold, Goliath, Golden Sceptre and Hemglo amalgamated as HGM Inc. with Noranda and the shareholders of Goliath, Golden Sceptre and Hemglo receiving Common Shares of Hemlo Gold. When all of the transactions were completed, Noranda owned 50.1 percent of the outstanding Common Shares of Hemlo Gold, Hemlo Gold owned all of the outstanding common shares of HGM Inc., and HGM Inc. owned all of the interests in the Golden Giant Mine.

     Pursuant to an agreement made July 17, 1991 with Noranda, Hemlo Gold acquired all of Noranda's gold assets as of an effective date of May 1, 1991 in exchange for 8,611,410 Common Shares of Hemlo Gold (the "Gold Asset Transaction"). The gold assets acquired from Noranda included the 55 percent interest in the Silidor Mine, joint venture interests in the Holloway project in Ontario and the Brewery Creek property in the Yukon Territory, Noranda's 12 percent equity interest in Freewest Resources Inc. ("Freewest") and its 60 percent equity interest in Crown Butte, as well as approximately 290 gold exploration properties throughout North America and elsewhere in the world. In September 1993, Hemlo Gold sold its interest in the Brewery Creek property.

     In addition to the issue of shares, Hemlo Gold agreed to pay Noranda additional cash consideration that could have reached a maximum of C$10 million during the five-year period ending July 17, 1996. Payments, if any, would be calculated on the basis of additional reserves on the acquired properties and/or increases in the price of gold. These payments would be reduced by one half if a production decision had not been made and all necessary permits obtained at either of the Holloway or New World projects within the five-year period. To date, no such payments have been made and Hemlo Gold believes that no such payments will be due unless the gold price averages US$475 per ounce or more throughout any 90-day period from the date hereof to July 17, 1996. Noranda agreed not to compete with Hemlo Gold for gold opportunities, and Hemlo Gold agreed not to compete with Noranda for base metal opportunities, both within the same five-year period.

     Pursuant to a reorganization agreement made November 8, 1994, the assets and liabilities of Freewest, other than those pertaining to the Holloway project and other mining properties in the surrounding area including 50,000 shares of Teddy Bear Valley Mines, Limited ("Teddy Bear"), were transferred to a subsidiary of Freewest. The shares of the subsidiary were distributed by way of a dividend in kind to the shareholders of Freewest other than Hemlo Gold. Freewest then amalgamated with a subsidiary of Hemlo Gold incorporated for the purpose and the shareholders of Freewest became entitled on the amalgamation to one Common Share of Hemlo Gold for each 4.1 common shares of Freewest. The amalgamated company was continued under the Business Corporations Act (Ontario) and amalgamated with Hemlo Gold effective January 1, 1995. As a result of these transactions, Hemlo Gold now owns directly 84.65 percent of the interests in the Holloway project.

     HGM Inc. was also amalgamated with Hemlo Gold effective January 1, 1995 so Hemlo Gold now owns directly all of the interests in the Golden Giant Mine.

  Relationship with Noranda

     At December 31, 1995, Noranda owned 44,082,788 Common Shares of Hemlo Gold or 44.1 percent of the issued and outstanding Common Shares.

     Hemlo Gold is an associated company of Noranda. Noranda uses the term "Noranda Group" to refer to that group of companies comprising Noranda and its subsidiaries and associates, including Noranda Mining and Exploration Inc. ("Norminex"), Noranda Metallurgy Inc. ("Normet") and, until January 1, 1995, Noranda Exploration Company, Limited (No Personal Liability) ("Norex") and Noranda Minerals Inc. ("Noranda Minerals"). All of the arrangements between Hemlo Gold and the Noranda Group are on arm's length terms. All material transactions between Hemlo Gold and the Noranda Group are approved by the directors of Hemlo Gold with directors who are also directors and/or officers of Noranda abstaining from voting.

     Prior to July 1991, the Noranda Group provided corporate management services, as well as operating, technical and administrative support, to Hemlo Gold for a fee. Hemlo Gold has subsequently developed a full-time senior management group to manage its direction, finances and exploration. The Noranda Group does however continue to provide certain services to Hemlo Gold for a fee as such services are required. This arrangement enables Hemlo Gold to benefit from Noranda's expertise without having to duplicate staff and overhead expenses. The fee for services provided by the Noranda Group in 1995 was C$538,400 (1994 -- C$838,700).

     Under an agreement dated January 1, 1987, as amended, Hemlo Gold has the exclusive right, as between Noranda and Hemlo Gold, to explore for and develop precious metal mining properties within a defined area of northwestern Ontario of approximately 15,000 square kilometres surrounding the Golden Giant Mine (the "Area of Exclusivity"). If Hemlo Gold decides not to pursue a particular precious metal mining property in this Area, it may be pursued by Noranda. The agreement of Noranda not to compete in the Area of Exclusivity will continue so long as Noranda is a holder of 30 percent or more of the Hemlo Gold Common Shares. Consequently, this agreement will terminate upon completion of the Transaction.

     Effective January 1, 1995, Hemlo Gold established its own stand-alone exploration staff of 60 including 40 geologists to carry out Hemlo Gold's exploration activities. On January 1, 1995, Hemlo Gold acquired, from Norminex, the offices and exploration staff in Timmins and Hemlo Gold, Ontario; Vancouver, British Columbia; and Reno, Nevada. These offices were involved primarily in gold exploration and the majority of their funding was already being provided by Hemlo Gold.

     Hemlo Gold also opened an exploration office in Hermosillo, Mexico and staffed it largely with personnel formerly employed by Norminex.

     Commencing April 1, 1996, Hemlo Gold will no longer utilize the marketing services of Normet as described under "-- Principal Product and Sales."

     Hemlo Gold spent C$541,000 on research in 1995 (1994 -- C$574,000), the majority of which was conducted at the Noranda Technology Centre.

BUSINESS AND PROPERTY OF HEMLO GOLD

  Golden Giant Mine

     Hemlo Gold's Golden Giant Mine is located near Marathon, Ontario, Canada, on the north shore of Lake Superior. There are two other major gold mines in the immediate area: the Williams Mine and the David Bell Mine. The main access to the Golden Giant Mine is by a two-kilometre road from the Trans-Canada Highway. The shaft and some of the surface facilities of the Golden Giant Mine are located on approximately one-quarter of a mining claim ("Quarter Claim") and other related surface rights acquired from Teck Corporation and International Corona Corporation, now Homestake Canada Inc., (together, the "Vendors"), the owners of the adjacent David Bell Mine. Pursuant to an agreement dated February 25, 1983, as amended and restated, among Hemlo Gold, Norex and the Vendors, Hemlo Gold was obligated to mine the Quarter Claim at a rate of 500 tons of ore per day and to pay a royalty equal to 50 percent of net profits therefrom to the Vendors, after recovery of development costs referable solely to the Quarter Claim plus interest and after payment of a 3 percent net smelter return royalty to the original Quarter Claim prospectors. Production from the Quarter Claim in 1994 was well below the 500 tons per day obligation because of the rescheduling of production to optimize ore recovery in accordance with good mining practice as provided for in the royalty agreement. During the second quarter of 1995, negotiations were completed with the royalty holders to amend the original Quarter Claim Agreement so that, effective January 1, 1995, the net profits royalty is based on a deemed production rate of 500 tons per day at the average grade of Quarter Claim ore without regard to Hemlo Gold's actual production from the Quarter Claim. This enables Hemlo Gold to mine the Quarter Claim in the most flexible and efficient manner. The calculations of the royalties were not affected in any other material respect.

     Geology and Ore Reserves. The Golden Giant orebody consists of a main zone and a lower zone. The main ore zone has an indicated strike length of 500 metres at an azimuth of 115(++), a dip to the northeast of 60(++) to 70(++) and an average thickness of about 20 metres. The gold mineralization occurs along the contact between metasedimentary and felsic metavolcanic rocks. The ore zone is pyrite-rich and occasionally barite-rich. The main zone is tabular in nature and is characterized by its regularity and consistent gold values. The zone is cut by several diabase dykes. The gold occurs primarily as finely-disseminated native gold with minor quantities of silver in pyritiferous schists. The lower zone lies 30 to 80 metres stratigraphically below the main zone. It is similar to the main zone, is narrower and less continuous and for the most part is below the lowest current mining level.

     The following table is a summary of ore reserves at the Golden Giant Mine, comprising Deposit No. 1 (which is that portion of the Golden Giant orebody wholly-owned by Hemlo Gold) and the Quarter Claim, for the two years ended December 31, 1995, prepared by Golden Giant geologists:

                                                 AVERAGE GOLD              AVERAGE GOLD    CONTAINED
                                                     GRADE        TONS        GRADE          GOLD
                                        TONNES   -------------   ------   --------------   ---------
                                        ------   (GRAMS/TONNE)   000'S     (OUNCES/TON)    (OUNCES)
                                        000'S
    1994 Proven Reserves
      Deposit No. 1...................   8,478       11.02        9,345        0.32        3,004,000
      Quarter Claim...................     969        8.61        1,068        0.25          268,000
                                        ------       -----       ------        ----        ---------
      Total Proven Reserves...........   9,447       10.77       10,413        0.31        3,272,000
                                        ------       -----       ------        ----        ---------
    1994 Probable Reserves
      Deposit No. 1...................   1,026       14.38        1,131        0.42          475,000
      Quarter Claim...................     109        9.85          120        0.29           34,000
                                        ------       -----       ------        ----        ---------
      Total Probable Reserves.........   1,135       13.95        1,251        0.41          509,000
                                        ------       -----       ------        ----        ---------
    Total Reserves as of December 31,
      1994............................  10,582       11.11       11,664        0.32        3,781,000
                                        ======       =====       ======        ====        =========
    1995 Proven Reserves
      Deposit No. 1...................   7,922       10.93        8,732        0.32        2,783,000
      Quarter Claim...................     893        8.39          984        0.24          241,000
                                        ------       -----       ------        ----        ---------
      Total Proven Reserves...........   8,815       10.67        9,716        0.31        3,024,000
                                        ------       -----       ------        ----        ---------
    1995 Probable Reserves
      Deposit No. 1...................   1,026       14.38        1,131        0.42          475,000
      Quarter Claim...................     109        9.85          120        0.29           34,000
                                        ------       -----       ------        ----        ---------
      Total Probable Reserves.........   1,135       13.95        1,251        0.41          509,000
                                        ------       -----       ------        ----        ---------
    Total Reserves as of December 31,
      1995............................   9,950       11.04       10,967        0.32        3,533,000
                                        ======       =====       ======        ====        =========

The 1995 reserves represent approximately 10 years of production at projected mining rates.

     The main zone reserves are classified as proven ore reserves and the lower zone reserves are classified as probable ore reserves. There are no reserves classified as possible ore reserves. Proven ore is ore which is generally within 25 metres of diamond drill intersections. Probable ore is ore which has been drill tested by more widely spaced holes, generally about 50 metres apart, and where continuity between intersections is unconfirmed. The proven reserves were calculated using uncut assays, a 5 percent grade reduction factor and 10 percent dilution at zero grade, a minimum cutoff grade of 2.8 grams of gold per tonne and a minimum mining width of 3.0 metres. The probable reserves were calculated using uncut assays, a 10 percent grade reduction factor and 20 percent dilution at zero grade, a minimum cutoff grade of 2.8 grams of gold per tonne and a minimum mining width of 3.0 metres.

     Reconciliation of Reserves. The following tables show the reconciliation of ore reserves at the Golden Giant Mine by tonnage and by contained ounces as at December 31, 1994 to December 31, 1995:

                                                                 TONNAGE RECONCILIATION
                                                           ----------------------------------
                                                           PROVEN       PROBABLE       TOTAL
                                                           ------       --------       ------
                                                                   (000'S OF TONNES)
    December 31, 1994....................................  9,447          1,135        10,582
      Mined in 1995......................................    632             --           632
                                                           -----          -----        ------
    December 31, 1995....................................  8,815          1,135         9,950
                                                           =====          =====        ======

                                                                    CONTAINED OUNCES
                                                                     RECONCILIATION
                                                           ----------------------------------
                                                           PROVEN       PROBABLE       TOTAL
                                                           ------       --------       ------
                                                                   (000'S OF OUNCES)
    December 31, 1994....................................  3,272            509         3,781
      Mined in 1995......................................    248             --           248
                                                           -----            ---         -----
    December 31, 1995....................................  3,024            509         3,533
                                                           =====            ===         =====

     Mine, Concentrator and Surface Facilities. Contiguous to the Golden Giant Mine, Hemlo Gold holds a land position consisting of an area of 2,491 hectares under eight standard Crown mining leases and four freehold patents. The mine property consists of approximately 26 hectares. The mine and most facilities are located on the freehold patents. The leases are for 21-year terms ending in the years 2004 and 2005, and are renewable for additional 21-year terms at the discretion of the Crown. A Crown lease gives the holder the right to carry out mining operations on the property provided that the rental and other obligations of the lease are met. The current policy of the Government of Ontario permits renewal if, among other things, actual production has taken place during the term of the lease. However, legislation has been passed that provides that the Government shall refuse to renew a lease unless production has occurred continuously for more than one year or a reasonable effort has been made to bring the property into production.

     The mine is accessed by a six-compartment, 1,144 metre deep shaft located on the eastern boundary of the Quarter Claim with access from the shaft to the working levels at 150 metre intervals on the upper levels and at 100 metre intervals on the lower levels. Access to the stoping blocks and the main levels is provided by an internal ramp. Mining is done in a continuous retreat mining sequence from the bottom up and out in pyramid fashion. Stopes are 66 metres high by 15 metres long by the width of the orebody. After each stope has been extracted it is backfilled with waste rock to which cement and fly ash are added and the adjacent stope is mined against the fill wall. The mine operates with modern trackless scooptrams, haulage trucks and other equipment and has a rail haulage system on the 4335 tramming level which utilizes remote control trains with automated loading and unloading facilities, and a jaw crusher on the 4295 level.

     The concentrator at the Golden Giant Mine can treat in excess of 3,000 tonnes of ore per day. Milling operations, tailings disposal and effluent treatment facilities have been designed to address the specific nature of mineralization associated with the orebody. Ore is drawn from the blasted stopes and then fed to an underground primary jaw crusher. It is then hoisted to surface and conveyed to another crushing facility where it is once again reduced in size and transported to a ball mill grinding circuit to be pulverized so that the gold is separated from the surface of the rock. A cyanide leach circuit extracts the gold into solution from which the gold is then recovered by activated carbon which adsorbs the gold. Finally, the gold is stripped from the carbon and, after electro-winning and refining, dore bars (i.e., bars of bullion) are produced.

     Surface production facilities include a headframe, hoistroom, mine dry, mill, service shops, administration building, roads, effluent treatment facilities and a tailings impoundment pond in a containment area of 140 hectares located 2.8 kilometres from the mine site. The tailings pond water is treated to levels that satisfy current government requirements before being released to the White River watershed. Two expansions of the existing tailings disposal area have been completed since 1992. The need for construction of a new tailings facility, previously scheduled for 1996, has been deferred with the planned use of up to 2,000 tonnes per day of mill tailings as paste backfill underground. Accordingly, construction of a new tailings facility is not now anticipated until 1999. Potential disposal sites are being re-evaluated.

     Production. Since commencement of production in 1985, 10.1 million tonnes of ore have been mined from the Golden Giant Mine and over 3.8 million ounces of gold have been recovered by the end of 1995.

     Annual production at the Golden Giant Mine for the five years ended December 31, 1995, was as follows:

                                   ORE MILLED        AVERAGE GOLD GRADE MILLED         GOLD PRODUCTION
                                   ----------     --------------------------------     ---------------
                                    (TONNES)      (GRAMS/TONNE)     (OUNCES/TONNE)        (OUNCES)
    1991(1)......................   1,154,700         12.37              0.40              443,400
    1992(1)......................   1,071,900         13.88              0.45              451,400
    1993.........................   1,103,300         12.28              0.39              422,000
    1994.........................   1,107,300         13.08              0.42              446,900
    1995(2)......................     631,600         12.20              0.39              233,700

NOTES:
- ---------------

(1) During 1991, the Sceptre pit, located on the Golden Giant Mine property, was mined to supply waste rock for the expansion of the tailings impoundment. This mining exposed material containing sufficient gold to warrant processing through the mill during 1991 and 1992 as follows: 1991: 87,300 tonnes milled and 6,500 ounces recovered; 1992: 8,200 tonnes milled and 400 ounces recovered. There was no Sceptre pit material processed in 1993, 1994 or 1995.

(2) During 1995, production was affected by a strike and shutdown for shaft repairs as described below.

     For the year ended December 31, 1995, the metallurgical recovery of gold averaged 95.7 percent (1994 -- 96.6 percent).

     In 1995, a total of 631,600 tonnes of ore were milled and 233,700 ounces of gold recovered. These numbers are approximately 40-45 percent below the expected results. The shortfall in production is attributable to two major production interruptions of the operation during the period. The first was a three-month strike by the bargaining unit employees who are members of local 9364 of the United Steelworkers of America. The strike started at midnight on June 16 and was settled when an agreement was ratified by the membership on September 17. Employees were called back to work immediately and the mill was operating at full capacity by October 7. The second interruption occurred when the production shaft was temporarily shut down on October 26 as a result of safety considerations after a monitoring system indicated localized fracturing of the wall rock of the shaft at a depth of 700 metres. Following the early detection of the affected area by the ground monitoring system, Hemlo Gold, together with its consultants, completed an extensive inspection and analysis of the shaft. This review, which included drill testing of the fractured areas, confirmed that the fracturing was confined to a thin skin of wall rock within the affected area and that the shaft itself is structurally sound. The shaft rehabilitation, using conventional methods, was completed on December 11, and the mill reached a stable production rate of 3,000 tonnes per day on December 15.

     Operating Costs. The average operating costs, which are the minesite cash production costs excluding depreciation, amortization, mine closure, royalties, corporate administrative and general expense, exploration and income and mining taxes, for the two years ended December 31, 1995, were as follows:

                                                                  OPERATING COSTS/TONNE
                                                                         MILLED
                                                                -------------------------
                                                                   1995           1994
                                                                ----------      ---------
    Mine......................................................     C$23.90        C$21.10
    Mill......................................................       11.50          11.00
    Plant services............................................       10.60           9.60
    Site administration.......................................       11.10          11.70
                                                                 ---------      ---------
    Total cost per tonne milled...............................     C$57.10        C$53.40
                                                                 =========      =========
    Total cost per ounce of gold produced.....................   US$112.00       US$97.00
                                                                 =========      =========

The above operating costs for 1995 are the costs while the mine was operating and exclude C$12.5 million of costs incurred during the strike and shaft rehabilitation shut-down. If such costs were included, the total cost per tonne milled in 1995 would have been C$76.90 and the total cost per ounce of gold produced in 1995 would have been US$151.00.

     Capital Expenditures. In 1995, capital expenditures at the mine were C$9.3 million (1994 -- C$17.1 million), covering the ongoing work on the Block 4 development including ore handling facilities, design work for the Block 5 area, the replacement of the east ore pass system, development of a paste backfill and the investigation of potential tailings disposal sites. Delineation and exploration drilling also continued in the lower part of the mine. Block 4 is that portion of the main zone below the current mine workings and it contains
3.0 million tonnes grading 12.4 grams of gold per tonne. Block 5 is the lower zone and it contains 1.1 million tonnes grading 13.9 grams of gold per tonne.

  Silidor Mine

     The Silidor Mine is located approximately five kilometres west of Rouyn-Noranda, Quebec, Canada within one kilometre of Highway 117. The project is a joint venture between Hemlo Gold (55 percent) and Cambior Inc. (45 percent). Hemlo Gold acquired its interest in the Silidor Mine effective May 1, 1991 from Noranda as part of the Gold Asset Transaction. Hemlo Gold is the operator. The property is held under a mining licence covering 89 hectares. The licence has a 20-year term, expiring in 2010. Exploration commenced in 1985 and continued until 1987, when a deposit of approximately 5 million tonnes of geological reserves grading 6.0 grams of gold per tonne was outlined. An underground exploration and mine development program was completed in April 1990 at a total cost of C$65 million. The Silidor Mine started production in April 1990, and reached its design capacity of 400,000 tonnes of ore per year approximately seven months later. The mine has operated since 1991 at about 430,000 tonnes per year.

     Geology and Ore Reserves. The Silidor deposit is hosted by Archean intrusive rocks, primarily tonalite. The gold mineralization occurs in a quartz vein which strikes northwest and dips northeast at 55(++) to 70(++). The quartz vein varies in width up to 8 metres and averages about 3.5 metres.

     The following table is a summary of ore reserves at the Silidor Mine for the two years ended December 31, 1995, prepared by Silidor Mine geologists. It includes 100 percent of the ore reserves in which Hemlo Gold has a 55 percent interest:

                                                    AVERAGE GOLD             AVERAGE GOLD   CONTAINED
                                           TONNES       GRADE        TONS       GRADE         GOLD
                                           ------   -------------   ------   ------------   ---------
                                           (000'S)  (GRAMS/TONNE)   (000'S)  (OUNCES/TON)   (OUNCES)
    1994 Reserves
      Proven Reserves....................    287         5.02         316        0.15         46,400
      Probable Reserves..................  1,127         4.82       1,242        0.14        174,600
                                           -----         ----        ----     -------        -------
    Total Reserves as of December 31,
      1994...............................  1,414         4.86       1,558        0.14        221,000
                                           =====         ====        ====     =======        =======
    1995 Reserves
      Proven Reserves....................    384         4.81         423        0.14         59,400
      Probable Reserves..................    233         4.46         257        0.13         33,400
                                           -----         ----        ----     -------        -------
    Total Reserves as of December 31,
      1995...............................    617         4.68         680        0.14         92,800
                                           =====         ====        ====     =======        =======

The 1995 reserves represent approximately two years of production at planned mining rates.

     In determining these ore reserves, a cutoff grade of 3.0 grams of gold per tonne over a true minimum width of 2.0 metres was used. Locally, grades lower than cutoff grade are used to maintain zone continuity. Assays higher than 34 grams of gold per tonne were cut to 34 grams of gold per tonne. Dilution for the 1995 reserves was increased to 16.7 percent at a grade of 1.15 grams of gold per tonne from 12.5 percent at a grade of 1.6 grams of gold per tonne in 1994. This modification reflects actual experience and the lower average width of the remaining ore reserves. Proven ore is ore which is within 13 metres of diamond drill intersections or exploration and development drifts which have intersected ore grade material. Probable ore is ore which is at least 13 metres from a diamond drill intersection or exploration and development drift up to a maximum of 60 metres.

     A five-hole surface exploration diamond drilling program, designed to test the downdip extension of the Silidor deposit onto the adjacent Don Rouyn property (under option) which had started in 1994, was completed in 1995. The original results could not be duplicated and the program was abandoned.

     Reconciliation of Reserves. The following tables show the reconciliation of ore reserves at the Silidor Mine by tonnage and by contained ounces as at December 31, 1994 to December 31, 1995:

                                                                 TONNAGE RECONCILIATION
                                                            ---------------------------------
                                                            PROVEN       PROBABLE       TOTAL
                                                            ------       --------       -----
                                                                    (000'S OF TONNES)
    December 31, 1994.....................................    287          1,127        1,414
      Mined in 1995.......................................   (292 )         (127)        (419)
      Revisions...........................................    389           (767)        (378)
                                                            -----         ------        -----
    December 31, 1995.....................................    384            233          617
                                                            =====         ======        =====

                                                                    CONTAINED OUNCES
                                                                     RECONCILIATION
                                                            ---------------------------------
                                                            PROVEN       PROBABLE       TOTAL
                                                            ------       --------       -----
                                                                    (000'S OF TONNES)
    December 31, 1994.....................................   46.4          174.6        221.0
      Mined in 1995.......................................  (45.3 )        (17.1)       (62.4)
      Revisions...........................................   58.3         (124.1)       (65.8)
                                                            -----         ------        -----
    December 31, 1995.....................................   59.4           33.4         92.8
                                                            =====         ======        =====

The revisions to the ore reserves are based on new geological and assay information gained as mining proceeds and on detailed ore definition drilling. Most of the tonnage reduction in 1995 occurred in both the lower portion of the deposit below the bottom of the shaft and at the outer limits of the ore zones.

     Mine and Surface Facilities. The mine is accessed by a four-compartment, 560 metre deep shaft located on the property. A ramp provides a second exit from the mine and to date has been driven to the 587 metre level. This ramp will be deepened as mining proceeds in the lower levels. Mining is accomplished by sub-level retreat methods.

     Most of the surface facilities are located within one major complex which includes areas for hoisting, compressed air, maintenance services, offices, mine dry and warehousing. Each co-owner takes delivery of its respective share of the ore produced at the property and makes its own arrangements for treatment of the material.

     Treatment. In 1995, about half of Hemlo Gold's share of Silidor ore was treated at the Kidd Creek facility of Falconbridge Limited (46.3 percent owned by Noranda) in Timmins, Ontario, some 200 kilometres away. The other half of Hemlo Gold's share of Silidor ore was treated at Cambior's Yvan Vezina mill located about 40 kilometers north of Rouyn-Noranda, Quebec. The agreement with Kidd Creek expires in September 1996. The agreement with Cambior was renewed in November 1994. The agreement is extended on a monthly basis and can be cancelled by either party by providing 6 months written notice.

     Production. Hemlo Gold's 55 percent share of gold production for the eight months ended December 31, 1991, and for the four years ended December 31, 1995, was as follows:

                                    ORE MINED         AVERAGE GOLD GRADE MINED         GOLD PRODUCTION
                                    ---------     --------------------------------     ---------------
                                    (TONNES)      (GRAMS/TONNE)     (OUNCES/TONNE)        (OUNCES)
    1991(1).......................   157,300           5.52              0.18               25,900
    1992..........................   240,500           5.56              0.18               40,700
    1993..........................   242,200           4.88              0.16               35,800
    1994..........................   240,900           5.77              0.19               42,000
    1995..........................   230,200           4.41              0.14               30,700

NOTE:

(1) Hemlo Gold acquired the 55 percent interest in the Silidor Mine from Noranda effective May 1, 1991.

     Early in 1995 it became apparent that significant strike length variations in the ore zones were causing development to become out of phase with stope preparation requirements. In order to recover some of the early production shortfall, mining of the remaining surface crown pillar was undertaken in the third and fourth quarters. This provided 30,000 tonnes of low grade material. As a result, the tonnage for the year was very close to plan but the head grades were 20 percent lower than forecast.

     For the year ended December 31, 1995, the amount of gold recovered by the various treatment facilities was 94.1 percent. (1994 -- 94.0 percent).

     Operating Costs. The average operating costs (defined on the same basis as set out above for the Golden Giant Mine) for the two years ended December 31, 1995, were as follows:

                                                                 OPERATING COSTS/TONNE
                                                                         MINED
                                                               --------------------------
                                                                    1995             1994
                                                               ---------        ---------
    Mining...................................................    C$31.00          C$26.90
    Site administration......................................       5.50             6.50
    Treatment and marketing..................................      23.10            22.10
                                                                 -------          -------
    Total cost per tonne mined...............................    C$59.50          C$55.50
                                                                 =======          =======
    Total cost per ounce of gold produced....................     US$326           US$233
                                                                 =======          =======

     The large increase in the total cost per ounce of gold produced in 1995 was caused by the higher operating cost per tonne and the much lower ore grade.

     Capital Expenditures. Hemlo Gold's share of capital expenditures in 1995 was C$0.9 million (1994 -- C$0.8 million), largely for mine development and mine equipment replacement.

  PRINCIPAL PRODUCT AND SALES

     The principal product of Hemlo Gold is gold. Dore bars produced at the Golden Giant Mine are further refined at a commercial refinery to produce gold bullion bars that meet international delivery standards.

     A Marketing Services Agreement between Hemlo Gold and Noranda Sales Corporation Limited ("Noranda Sales"), a wholly owned subsidiary of Normet, was negotiated in 1992 and formally expired at the end of 1995. Under this agreement Noranda Sales, acting as agent for and as directed by Hemlo Gold, sold physical gold, arranged hedging positions and generally assisted in other marketing services relating to Hemlo Gold's gold production. For these services during 1995 and 1994 Hemlo Gold paid an annual fee of US$150,000 to Noranda Sales. The Agreement has been extended to March 31, 1996 at a fee of US$37,500. Commencing April 1, 1996, Hemlo Gold's own employees will perform these functions.

     Gold contained in that part of Silidor's ore which is processed at Kidd Creek is sold to Kidd Creek under terms set out in contracts which are similar to those commonly used in the industry. Gold contained in that part of Silidor's ore which is processed at Cambior's Vezina mill is returned to Hemlo Gold after commercial refining and is sold by Noranda Sales.

     In 1995, Hemlo Gold's consolidated revenue was C$139.9 million
(1994 -- C$254.5 million). Such revenue included sales to three customers aggregating 84 percent of consolidated revenue in 1995 (1994 -- four customers aggregating 79 percent). In 1995, 65 percent of sales were made to customers in the U.S.A. and 35 percent of sales were made to customers in Canada (1994 -- 79 percent of sales to customers in the U.S.A. and 21 percent of sales to customers in Canada).

     Gold can readily be sold on numerous markets throughout the world and, at any particular time, it is not difficult to ascertain the current market price. Even though it may sell significant quantities of gold to certain major customers, Hemlo Gold is not dependent upon any one customer or group of customers.

     The following table sets forth, for the periods indicated, the annual high, low and average afternoon fixing ("Second Fix") prices of gold in U.S. dollars per troy ounce in the London bullion market and the annual average Second Fix prices in Canadian dollars per troy ounce (converted at the annual average Bank of Canada noon rates of exchange):

                                                          LONDON BULLION MARKET SECOND FIX
                                                     -------------------------------------------
                                                         (US $ PER OUNCE)         (C$ PER OUNCE)
                                                     ------------------------     --------------
                                                     HIGH     LOW     AVERAGE        AVERAGE
                                                     ----     ---     -------     --------------
    1991...........................................  403      344       362             415
    1992...........................................  360      330       344             415
    1993...........................................  406      326       360             464
    1994...........................................  396      370       384             525
    1995...........................................  396      372       384             527

     On May 31, 1996 the afternoon fixing (Second Fix) price of gold in U.S. dollars per troy ounce in the London bullion market was US$390.55.

     A minor amount of silver is also produced at the Golden Giant Mine (1995 -- 12,800 ounces; 1994 -- 22,870 ounces).

  HEDGING ACTIVITIES

     Hemlo Gold employs, from time to time, a number of hedging and financing techniques with the objective of mitigating the impact of a downturn in the gold market while maintaining significant upside potential in a market upturn. Hemlo Gold's hedge position in 1995 consisted only of the final deliveries under the Gold Loan described below. In 1994, Hemlo Gold's hedge position included forward sales, spot deferred contracts, and the Gold Loan. For the five years ended December 31, 1995, the revenue received per ounce of gold produced was as follows:

                                                                             REVENUE PER
                                                                                OUNCE
                                                                              PRODUCED
                                                                            -------------
                                                                            US$       C$
                                                                            ---       ---
    1991..................................................................  385       441
    1992..................................................................  359       434
    1993..................................................................  370       477
    1994..................................................................  383       523
    1995..................................................................  387       532

  GOLD LOAN

     Pursuant to an agreement dated April 23, 1987, Hemlo Gold borrowed 380,000 ounces of gold from a consortium of Canadian banks (the "Gold Loan"), and sold the gold at C$543.63 per ounce to realize proceeds of C$206.6 million. These proceeds were used to redeem preferred shares of HGM Inc. held by Noranda. The Gold Loan required semi-annual deliveries of 22,353 ounces until October 1995. The Gold Loan bore interest at a floating rate (based upon the market value of the borrowed gold), which approximated 1.4 percent per annum in 1995. Interest expense on the Gold Loan amounted to C$214,000 in 1995 (1994 -- C$442,000). As at December 31, 1994, 44,706 ounces were outstanding. These ounces were delivered in 1995.

  EXPLORATION

     Hemlo Gold carries on an active exploration and development program for new sources of precious metals production in Canada, the United States, Australia, Mexico, Chile and Ghana with the objective of building on the foundation of production from the existing operations.

     Hemlo Gold spent C$16.5 million on grassroots gold exploration projects in 1995 (1994 -- C$14.4 million). Joint venture parties contributed an additional C$0.4 million (1994 -- C$1.0 million) towards exploration activities on properties in which Hemlo Gold held interests.

     Exploration was conducted on 57 properties throughout North America in 1995, comprising 36 properties in Canada and 19 in the U.S.A. (1994 -- 52 properties, comprising 36 in Canada and 16 in the U.S.A.).

     Exploration activities in Canada in 1995 were concentrated in Ontario, Quebec, British Columbia and the Yukon Territory, with Hemlo Gold's expenditures in Canada totalling C$8.6 million (1994 -- C$7.1 million).

     Hemlo Gold holds varying interests in land packages in the Hemlo Gold area close to the Golden Giant Mine and also has interests in a land package in the Harker-Holloway area surrounding the Holloway project (see "-- Development Projects -- Holloway Project"). Hemlo Gold has entered into an agreement to sell a property in the Harker-Holloway area, which, if consummated, will result in the realization of proceeds of approximately C$3.0 million.

     Work in the United States was mainly in Nevada and Alaska where Hemlo Gold's expenditures in 1995 totalled C$4.7 million (1994 -- C$4.2 million). In Nevada, property positions have been established in several areas along the main producing gold trends.

     Project generative work, property evaluations, and acquisitions were undertaken in Mexico with Hemlo Gold expenditures in 1995 of C$1.4 million (1994 -- C$1.8 million).

     Work in Chile involved the acquisition and drilling of exploration properties in the Maricunga Gold belt with Hemlo Gold expenditures of C$0.4 million in 1995 (1994 -- C$1.1 million).

     In Australia, Hemlo Gold has expended C$0.3 million in 1995 (1994 -- C$0.2 million) on one joint venture property in Western Australia.

     In 1995, Hemlo Gold expended C$0.9 million on one joint venture property located in the Ashanti Gold Belt in Ghana and reviewed opportunities elsewhere in West Africa, Tanzania and Uganda with expenditures totalling C$0.2 million in 1995.

     In January 1995, Hemlo Gold established its own dedicated exploration staff of 60 including 40 geologists working out of five exploration offices in Timmins, Hemlo, Vancouver, Reno and Hermosillo.

     Hemlo Gold, prior to entering into the Combination Agreement, budgeted a total of C$19.5 million for grassroots exploration in 1996. Assuming the consummation of the Transaction, exploration budgeting will be performed by the combined company. See "THE COMPANIES AFTER THE TRANSACTION -- Plans and Proposals."

DEVELOPMENT PROJECTS

     As soon as management determines that a property has geological reserves which have the potential of being economically recoverable, the property is upgraded to development project status. The following is a summary description of the projects that have reached this stage.

  Holloway Project

     The Holloway project, which is located 60 kilometres east of Matheson, Ontario, comprises 22 patented claims in three claim blocks covering an area of 319 hectares. The three claim blocks are: the Cryderman block (5 claims), the Cadden block (2 claims), and the Teddy Bear block (15 claims). The three claim blocks have an exploration history dating from 1922. In 1985, Norex commenced exploration on the Cryderman claims. Freewest subsequently earned a 40 percent interest in certain of the claims. The claim blocks are subject to various underlying royalty interests which, on average, amount to a 1 percent net smelter return royalty.

     Hemlo Gold acquired its original interest in the project from Noranda as part of the Gold Asset Transaction. Hemlo Gold and Freewest had a 60 percent/40 percent joint venture interest in the Cryderman and Cadden claims and, together with Newmont Mines Limited ("Newmont"), which holds a 10 percent net profits royalty, had a 60 percent joint venture interest in the Teddy Bear claims. Hemlo Gold, Freewest and Newmont had an option to increase their ownership in the Teddy Bear claims by a further 10 percent for a total of 70 percent but chose not to exercise it. Noranda and Freewest acquired their interests in the Teddy Bear claims from Newmont in 1989.

     The deposit outlined to date is located mainly on one of the Cryderman claims and dips onto the adjoining Teddy Bear claims. In 1992, a new joint venture was formed covering an area of 34 hectares for the purpose of funding, developing and operating the deposit, which straddles the boundary of the Cryderman and Teddy Bear properties, as one mine. From 1992 to December 16, 1994, the partners' direct interests in the new unitized joint venture, known as the "Holloway Joint Venture," were Hemlo Gold -- 50.79 percent,
Freewest -- 33.86 percent and Teddy Bear -- 15.35 percent. Hemlo Gold is the project operator. Pursuant to agreements made as of November 8, 1994, Hemlo Gold acquired all of the outstanding shares of Freewest effective December 16, 1994. Prior to the effective date, Hemlo Gold owned 19.0 percent of Freewest's common shares. This acquisition increased Hemlo Gold's direct interest in the Holloway Joint Venture from 50.79 percent to 84.65 percent. In addition, Hemlo Gold also acquired in the Freewest acquisition other properties near the Holloway Joint Venture and 50,000 shares of Teddy Bear. Hemlo Gold, as of December 31, 1995, has a 9.3 percent equity interest in Teddy Bear. Accordingly, Hemlo Gold's direct and indirect interest in the unitized project is about 86.1 percent.

     Hemlo Gold spent C$22.9 million in 1995 and C$10.6 million in 1994 on the Holloway project. The carrying value of the Holloway project in the financial statements at December 31, 1995, including acquisition costs, was C$97.7 million.

     Geology and Reserves. Drilling on the various claim blocks has outlined a gold deposit called the Lightning Zone. The Lightning Zone gold deposit occurs at the contact between altered mafic volcanic rocks and underlying ultramafic rocks. The deposit occurs adjacent to the Destor-Porcupine Fault Zone which runs east-west from Timmins, Ontario to Destor, Quebec, through Harker and Holloway Townships. The Destor-Porcupine Fault Zone is a regional structural feature which is closely associated with many gold deposits in the area. The deposit strikes east and west for 800 metres and dips an average 50() to 70() to the south. The deposit starts at 200 metres below the surface and extends to 800 metres below surface. The deposit is open at depth. The average thickness of the deposit is 8 metres. The Lightning Zone exhibits variability in width, grade, dip and continuity, notably in the central part of the zone. Most commonly, gold values occur within massive grey silicified and albitised zones containing 5-10 percent disseminated fine pyrite. There are very few occurrences of visible gold.

     The following table is a summary of ore reserves prepared by Hemlo Gold geologists for the Holloway project for the two years ended December 31, 1995. It includes 100 percent of the reserves in which Hemlo Gold has a direct interest of 84.7 percent.

                                                 AVERAGE GOLD            AVERAGE GOLD
                                        TONNES       GRADE       TONS       GRADE       CONTAINED GOLD
                                        ------   -------------   -----   ------------   --------------
                                        (000'S)  (GRAMS/TONNE)   000'S   (OUNCE/TON)       (OUNCES)
    1994 Reserves
      Proven Reserves.................  2,063         7.68       2,274       0.22            510,000
      Probable Reserves...............  3,768         6.22       4,153       0.18            755,000
                                        -----         ----       -----       ----          ---------
    Total Reserves as of December 31,
      1994............................  5,831         6.74       6,427       0.20          1,265,000
                                        =====         ====       =====       ====          =========
    1995 Reserves
      Proven Reserves.................  1,998         7.74       2,202       0.23            498,000
      Probable Reserves...............  3,768         6.22       4,153       0.18            755,000
                                        -----         ----       -----       ----          ---------
    Total Reserves as of December 31,
      1995............................  5,766         6.75       6,355       0.20          1,253,000
                                        =====         ====       =====       ====          =========

     Reserves are sufficient for 13 years of production at projected mining rates. The deposit remains open at depth.

     In determining these reserves, a cutoff grade of 3.0 grams of gold per tonne over a minimum width of 2.0 metres was used. Assays higher than 34 grams of gold per tonne were cut to 34 grams of gold per tonne. Prior to December 31, 1994 a total of 107,000 metres of drilling was completed. The underground reserve validation program, completed in September 1993, comprised 25,650 metres of drilling, 1,100 metres of development drifting and two bulk samples aggregating about 8,000 tonnes. The underground drilling, which covered the full strike length of the deposit at 25 metre spacing, tested about 40 percent of the deposit. Reserves were calculated by the polygonal and sectional method. Proven reserves are based on the results of the exploration program and are generally reserves within 25 metres of a drill hole intersection. Probable reserves are generally between 25 and 50 metres of a drill hole intersection. The average mining dilution is 19 percent at a grade of 0.69 grams of gold per tonne (0.02 ounces of gold per ton). Projected gold processing recovery is 94 percent.

     In 1995, a definition diamond drilling program from the underground openings was continued and 13,000 metres in total were drilled. The results of this program will be calculated in early 1996. Also in 1995, a total of 65,000 tonnes of ore were mined from the proven reserve and were milled at Barrick Gold's Holt-McDermott mill. The results from this milling campaign show a high degree of consistency between the diamond drill results, muck samples, surface samples, and mill recoveries. The proceeds from the sale of the recovered gold were netted against development costs.

     Reconciliation of Reserves. The ore reserve for December 31, 1995 was calculated by subtracting the 65,000 tonnes at 5.85 grams of gold per tonne mined in 1995 from the December 31, 1994 calculated ore reserves.

     Progress to Date. The feasibility study completed in March 1994 indicated that it would cost C$55 million, net of pre-production revenue to construct and develop a 1,250 tonnes per day underground mining operation. A mill will not be built. A milling agreement has been signed with Barrick Gold Corporation to custom mill at least 800 tonnes per day of Holloway project ore. The Holt-McDermott mill has been expanded from 1,250 tonnes per day to 2,000 tonnes per day. The Holloway Joint Venture has provided C$4 million for this expansion. These funds will be recovered once production begins through a reduction in custom milling charges. The balance of the mine production will be treated at other mills in the area.

     Construction and development started in the second quarter of 1994. Shaft sinking commenced on January 16, 1995 and was down to the 650 metre level at year end. Initially, the advancement in the shaft was affected by the combination of water inflows and associated adverse ground conditions. By early July, general ground conditions had improved and the rate of progress in the shaft improved. The problems in the first half of 1995 resulted in a delay in the projected start-up of commercial production from the second quarter to the third quarter of 1996. The extra costs incurred because of the shaft delay will be offset by the extra gold recovered during the pre-production period, and the project accordingly remains essentially on budget. All other aspects of the project continued as planned. Once in operation, the mine is expected to employ 130 people and will produce 100,000 ounces of gold per year.

  New World Project

     The New World project, 100 percent owned by Crown Butte, is located in south-central Montana, U.S.A. in the historic New World Mining District, four miles north of Cooke City and two miles northeast of the Yellowstone National Park boundary. The property lies at an elevation of between 8,500 and 10,500 feet and easy access is limited to about six months of the year due to substantial snowfall. The property consists of 516 claims covering an area of approximately 3,200 acres, some of which are subject to various underlying royalty interests which on average amount to a 5 percent net smelter return royalty.

     Consistent with mining industry practice in the United States, Crown Butte attempts to acquire and maintain with respect to each mining claim that form of title which reflects to the satisfaction of Crown Butte the value of the claim in terms of its actual or potential mineral contents, the amount invested in exploration and development, its proximity to known mineral occurrences in the area or a combination of these factors. It is impossible to ascertain the validity of unpatented mining claims from public real estate records and, therefore, it can be difficult or impossible to confirm that all of the required steps have been followed for location and maintenance of a claim. If the validity of an unpatented mining claim is challenged by the U.S. Bureau of Land Management or U.S. Forest Service on the grounds that mineralization has not been demonstrated, the claimant has the burden of proving the present economic feasibility of mining minerals located thereon. Challenges may also be raised upon submittal of a patent application.

     Gold and silver mining began in the New World Mining District in the late 1800s when numerous small mines and a copper smelter operated in the area. Small scale mining began on the New World property in 1933 and continued intermittently until 1951. Crown Butte was formed in 1987 to explore the property. Norex negotiated an option in 1987 to acquire 60 percent of Crown Butte by funding exploration and committing to complete a feasibility report by April 1991, which has been done. Hemlo Gold acquired Noranda's 60 percent interest in Crown Butte as part of the Gold Asset Transaction.

     Crown Butte spent C$5.0 million in 1995 and C$3.0 million in 1994 on the New World project. In 1995, Crown Butte embarked on a communications program to ensure that those making decisions about, and affected by, the proposed development are fully aware of the facts about New World. This step was taken in response to the attention being paid to New World by a number of special interest groups whose goal is to stop the project. The carrying value of the New World project in Hemlo Gold's financial statements at December 31, 1995 was C$47.5 million on a consolidated basis of which Hemlo Gold's 60 percent share was C$28.5 million.

     Geology and Reserves. There are five known deposits on the New World property, four of which occur in Cambrian limestone at its contact with tertiary quartz diorite intrusive rocks. Gold is associated with gold-copper-silver replacement mineralization in the limestone. High gold values often occur with high copper sulphide content. Mineralization within the fifth deposit is generally associated with replaced breccia clasts in zones of remnant or "ghost" limestone within the Breccia pipe. Crown Butte is seeking permits to mine only the Miller Creek and Homestake deposits which are high grade and only mineable by underground methods. Permits are not being sought to mine the other three deposits.

     The following table is a summary of reserves for the New World project for the year ended December 31, 1995, prepared by Hemlo Gold geologists. It includes 100 percent of the reserves in which Hemlo Gold has an indirect interest of 60 percent:

                                                               AVERAGE GRADE
                                                     ----------------------------------  CONTAINED GOLD
                                                         GOLD         SILVER     COPPER  --------------
                                              TONS   ------------  ------------  ------
                                             ------  (OUNCES/TON)  (OUNCES/TON)   (%)       (OUNCES)
                                             (000'S)
    Probable Underground Reserves
      Miller Creek.........................  2,365       0.264         1.49       0.85        623,200
      Homestake............................  5,847       0.182         0.86       0.68      1,060,300
                                             -----       -----         ----       ----      ---------
    Total Reserves as of December 31,
      1995.................................  8,212       0.206         1.04       0.73      1,683,500
                                             =====       =====         ====       ====      =========

     In determining these reserves, a cutoff grade of 0.10 ounces of gold per ton over a minimum width of 10 feet was used. Gold assays greater than one ounce per ton were cut to one ounce per ton. Reserves were calculated from cross sections spaced 50 to 100 feet apart. Probable reserves are within 50 feet of a drill intersection. These reserves are undiluted. Projected processing recoveries are 90 percent for gold, 75 percent for silver and 85 percent for copper.

     Reconciliation of Reserves. Reserves as of December 31, 1995 are unchanged from reserves as of December 31, 1994.

     Progress to Date. The permitting process began formally in November 1990. Following six reviews of the Operating Permit Application, the Application was declared complete on April 2, 1993. Completion of this Application allowed Crown Butte to commence work on the Environmental Impact Statement (EIS). This permitting procedure and environmental studies continued in 1995 to be the main project activities and these will continue in 1996.

     In 1994, Crown Butte was advised by the two co-lead permitting authorities, the Montana Department of Environmental Quality (formerly the Montana Department of State Lands) and the U.S. Forest Service, that a draft of the Environmental Impact Statement would be issued for public comment by the end of the second quarter of 1995. This date was not met and Crown Butte was subsequently advised by the State of Montana that the draft EIS would be released in late 1995. This date was also not met and additional delays arose as a result of the furlough of Forest Service employees late in the year. Crown Butte has now been given a new date of early summer 1996 for the release of the draft EIS. Crown Butte is aware that preliminary drafts of the draft EIS are circulating amongst the more than 20 state and federal agencies involved. The duration of the permitting effort is difficult for Hemlo Gold to predict since it is contingent upon many variables not within Crown Butte's control including possible administrative and judicial appeals, and inter-governmental coordination. Several special interest groups have indicated their opposition to the New World project. There can accordingly be no assurance that further delays will not occur, nor can there be any assurance that the necessary permits will be issued.

     In a feasibility report completed in April 1991, production is projected at 1,000 to 1,500 tons per day. This study will be updated upon completion of the EIS. It is estimated that mine construction will take two summer seasons to complete. Capital costs for the mine and surface facilities were projected to amount to about US$80 million. Hemlo Gold is committed to arrange financing for Crown Butte for commercial development as set forth in the feasibility report, such financing to be reasonably acceptable to Crown Butte and at competitive rates and on competitive terms with financing which would be available from arm's length third parties.

     During the past three years, the U.S. Congress considered a number of proposed amendments to the General Mining Law of 1872, as amended, which governs Crown Butte's mining claims and related activities on federal lands. In 1992, a holding fee of US$100 per claim was imposed upon unpatented mining claims located on federal lands. In October 1994, a one-year moratorium on the processing of new patent applications was approved. While such moratorium currently remains in effect, its future in unclear. In addition, a variety of legislation is now pending before the U.S. Congress to further amend the General Mining Law. The proposed legislation would, among other things, change the current patenting procedures, impose royalties, and enact new reclamation, environmental controls and restoration requirements. The royalty proposals range from a 2 percent royalty on "net profits" from mining claims to an 8 percent royalty on modified gross income/net smelter returns. Although the extent of any such changes is not presently known, less than 10 percent of Crown Butte's claims are on federal lands and Hemlo Gold does not believe that the economics of the New World deposit will be materially affected by any proposed royalty. Legislation has recently been introduced in both the U.S House and Senate that could severely restrict the development of mines in the area of Yellowstone Park. At this time, Crown Butte does not believe that such legislation is likely to be enacted.

  Crown Butte Litigation and Related Matters

     In September 1993, several special interest groups filed a complaint against Crown Butte in U.S. District Court, alleging that Crown Butte failed to obtain permits for the discharge of pollutants. The alleged unlawful discharges involve waters associated with exploration and reclamation activities by Crown Butte as well as inactive historic mine disturbances, some of which date back to the early part of this century and pre-date the acquisition of any property interests by Crown Butte. On October 13, 1995, the district court issued a Memorandum and Order which ruled that Crown Butte was in violation of the Federal Clean Water Act for not having obtained a permit for water coming from a historic mine adit and two historic mine pits. Crown Butte had applied for the permit in October 1992, but the State of Montana has not yet issued that permit. Crown Butte appealed the decision to the Ninth Circuit Court of Appeals, but on March 1, 1996 that court denied permission to appeal. The plaintiffs then requested that the stay of proceedings in the U.S. District Court be lifted, and the district court set the matter for a trial on the issue of civil penalties. The trial is scheduled to commence on November 4, 1996. It is anticipated that the issues to be resolved at trial will include the amount of such penalties and that in determining penalties the district court will consider the seriousness of the violation, the economic benefit (if any) resulting from the violation, any history of such violation, any good faith efforts to comply with the applicable requirements, the economic impact of the penalty on the violator, and other matters as justice may require in deciding the amount of the penalties. For this reason, it is not possible to predict the amount of any penalties which may be assessed. The district court also has the discretion to award attorneys fees and costs to the plaintiffs. Crown Butte would consider appealing any adverse decision.

     In 1994, following a complaint by special interest groups, the United States Army Corps of Engineers ("Corps") alleged that some of Crown Butte's past reclamation activities required a permit under the Clean Water Act. Crown Butte has vigorously denied those allegations and submitted information to the Corps in support of that denial. In September 1995 the Corps issued Crown Butte a
Section 404 permit authorizing future reclamation activities.

     In January 1995, two special interest groups filed a complaint against Crown Butte with the United States Department of the Interior, effectively asking that a patent, to which Crown Butte is entitled under current law, not be issued. The complaint seeks to change a long-standing interpretation of the General Mining Law and Crown Butte regards this action as misguided and believes it should have no effect on the patenting or permitting processes. There has been no indication from the Department of the Interior as to how they intend to treat this complaint.

     In August 1995, the EPA conducted a site investigation of the New World Mining District pursuant to the Comprehensive, Environmental Response, Compensation and Liability Act (CERCLA). At this time,

Crown Butte is not aware of any further investigation by the EPA and has not been notified when or if the EPA will make a decision whether to proceed with any further investigation or other action with respect to the New World Mining District.

     As a result of the above proceedings, Crown Butte is unable to predict when it will obtain all the permits necessary to be able to commence commercial production of its reserves.

SHARE CAPITAL STRUCTURE

     The authorized capital of Hemlo Gold consists of an unlimited number of Preferred Shares, an unlimited number of Common Shares and an unlimited number of Subordinate Voting Participating Shares, of which 100,065,082 Common Shares are outstanding as of March 31, 1996.

     The following is a summary of the principal attributes of the Preferred Shares, the Common Shares and the Subordinate Voting Participating Shares.

  Preferred Shares

     The Preferred Shares are issuable in series. The directors are empowered to fix the number of shares in and the designation and attributes of each series. The holders of Preferred Shares are entitled to the stated capital thereof upon liquidation, dissolution or winding-up together with accrued and unpaid dividends in priority to any distribution to holders of Common Shares and Subordinate Voting Participating Shares.

  Common Shares

     The holders of Common Shares are entitled to receive dividends rateably, if, as and when declared by the directors; to five votes per share at all meetings of shareholders; and, subject to the rights of holders of Preferred Shares, to participate rateably, together with any holders of Subordinate Voting Participating Shares, in any distribution of the assets of Hemlo Gold upon liquidation, dissolution or winding-up.

  Subordinate Voting Participating Shares

     The Subordinate Voting Participating Shares are issuable in series. The directors are empowered to fix the number of shares in and the designation and attributes of each series. The holders of Subordinate Voting Participating Shares are entitled to receive dividends rateably, if, as and when declared by the directors; to one vote per share at all meetings of shareholders; and, subject to the rights of any holders of Preferred Shares, to participate rateably, together with the holders of Common Shares, in any distribution of the assets of Hemlo Gold upon liquidation, dissolution or winding-up. No dividend is payable on the Subordinate Voting Participating Shares unless at least an equal amount per share is payable on the Common Shares. The Subordinate Voting Participating Shares cannot be subdivided unless the Common Shares are subdivided on the same basis.

GENERAL

  Litigation

     In June 1988, O. Theriault and three other individuals staked 135 mining claims over mostly Crown-leased land held by HGM Inc. The Mining Recorder refused to record the claims. An appeal by the stakers was heard in September 1988 by the Mining and Lands Commissioner who upheld the Mining Recorder's decision, declared the applications to record void and dismissed the appeal with costs. A further appeal was heard by the Divisional Court of the Ontario Court of Justice-General Division in September 1991. The appeal was dismissed. An application for leave to appeal this decision was filed by O. Theriault. This application has not been proceeded with and Hemlo Gold will seek to have the application for leave dismissed. If such application for leave to appeal should be granted, Hemlo Gold believes that the dismissal by the Mining and Lands Commissioner of the applications to record by O. Theriault and the three other individuals will be upheld on appeal. The Crown is treating this as an abandoned appeal and may take a formal step to have the appeal dismissed.

     For a discussion of certain legal proceedings involving Crown Butte, see "-- Business and Property of Hemlo Gold -- Crown Butte Litigation and Related Matters."

  Previous Sales

     Excluding Hemlo Gold Common Shares sold pursuant to the exercise of employee stock options, during the 12 months preceding the date of this Joint Proxy Statement, Hemlo Gold issued 3,000 Hemlo Gold Common Shares pursuant to its dividend re-investment plan at market prices (an average of C$14 per share) and 3,082,000 Hemlo Gold Common Shares to former holders of common shares of Freewest Resources Inc. in connection with the amalgamation of Freewest Resources Inc. and a wholly owned subsidiary of Hemlo Gold at an effective price of C$12.375 per share.

  Previous Distributions

     In February 1992 Noranda sold 9 million Hemlo Gold Common Shares at a price of C$11 per share in a secondary offering and received aggregate net proceeds of C$95,040,000.

DIRECTORS AND OFFICERS

     The names of the directors and officers of Hemlo Gold, their municipalities of residence, their respective principal occupations within the five preceding years, the number of Hemlo Gold Common Shares owned and, in the case of directors, the year from which they have served as directors of Hemlo Gold, are stated below.

A. DIRECTORS

                                                                  DIRECTOR        PRINCIPAL OCCUPATION FOR
 NAME AND MUNICIPALITY OF RESIDENCE     OFFICE WITH HEMLO GOLD     SINCE            PREVIOUS FIVE YEARS          SHARES
- -------------------------------------  -------------------------  --------   ----------------------------------  ------
ALEX G. BALOGH                         Chairman of the Board        1991     Deputy Chairman of the Board of      None
Oakville, Ontario                                                            Noranda (resource company) since
                                                                             November, 1994; President and
                                                                             Chief Executive Officer of Noranda
                                                                             Minerals from January 1991 to
                                                                             November 1994.
IAN D. BAYER                           President and Chief          1991     President and Chief Executive       1,147
Toronto, Ontario                       Executive Officer                     Officer of Hemlo Gold and Chairman
                                                                             of Crown Butte since July 1991;
                                                                             President and Chief Executive
                                                                             Officer of Kerr Addison Mines
                                                                             Limited (mining company) and its
                                                                             then subsidiary Minnova Inc.
                                                                             (mining company) prior thereto.
THE HONOURABLE                         N/A                          1987     Counsel, Tory Tory DesLauriers &     None
WILLIAM G. DAVIS, P.C., C.C., Q.C.                                           Binnington (law firm).
Brampton, Ontario
KEITH C. HENDRICK                      N/A                          1986     Corporate Director; Chairman of       100
Toronto, Ontario                                                             the Board of Noranda Minerals from
                                                                             January 1991 to June 1992, and
                                                                             Chairman of the Board of Hemlo
                                                                             Gold from January 1988 to June
                                                                             1992.
DAVID W. KERR                          N/A                          1986     Chairman and Chief Executive        1,000
Toronto, Ontario                                                             Officer of Noranda since April
                                                                             1995; President and Chief
                                                                             Executive Officer of Noranda prior
                                                                             thereto.
MICHAEL J. KNUCKEY                     N/A                          1995     President and Chief Executive        None
Burlington, Ontario                                                          Officer of Norminex since February
                                                                             1995; Executive Vice-President,
                                                                             Exploration, Development &
                                                                             Technology of Falconbridge from
                                                                             January 1993 to February 1995;
                                                                             Senior Vice-
                                                                             President -- Exploration of
                                                                             Falconbridge Limited (mining
                                                                             company) prior thereto.
PATRICK C. MACCULLOCH                  N/A                          1991     President of Peak Business          2,000
Toronto, Ontario                                                             Consultants.
JAMES W. MCCUTCHEON, Q.C.              N/A                          1992     Counsel, McCarthy Tetrault (law      None
Toronto, Ontario                                                             firm).
MARY MOGFORD                           N/A                          1992     Corporate Director; Partner,         None
Newcastle, Ontario                                                           Mogford Campbell Associates, Inc.
                                                                             (consultants).

B. OFFICERS OTHER THAN THOSE REFERRED TO ABOVE

                                                                  DIRECTOR        PRINCIPAL OCCUPATION FOR
 NAME AND MUNICIPALITY OF RESIDENCE     OFFICE WITH HEMLO GOLD     SINCE            PREVIOUS FIVE YEARS
- -------------------------------------  -------------------------  --------   ----------------------------------
IAN ATKINSON                           Senior Vice President         N/A     Senior Vice President of Hemlo
Oakville, Ontario                                                            Gold since February 1996; Vice
                                                                             President -- Exploration of Hemlo
                                                                             Gold from September 1991 to
                                                                             February 1996; Assistant Regional
                                                                             Manager -- Ontario and N.W.
                                                                             Quebec, of Norex prior thereto.
JOSEPH J. BAYLIS                       Vice President --             N/A     Vice President -- Investor
Oakville, Ontario                      Investor Relations and                Relations and General Counsel of
                                       General Counsel                       Hemlo Gold since September 1991;
                                                                             Vice President, Business and
                                                                             Corporate Development of Hemlo
                                                                             Gold from October 1990 to
                                                                             September 1991, Secretary of Norex
                                                                             from November 1986 to July 1991,
                                                                             and Senior Counsel of Noranda
                                                                             Minerals from March 1990 to July
                                                                             1991.
JOHN A. KEYES                          Vice President --             N/A     Vice President -- Operations of
Campbellville, Ontario                 Operations                            Hemlo Gold since September 1995.
                                                                             Mine Manager -- Golden Giant Mine
                                                                             of Hemlo Gold; from March 1992 to
                                                                             September 1995; Mine Manager of
                                                                             Geco Mine, Noranda prior thereto.
MICHAEL E. POWER                       Vice President --             N/A     Vice President -- Corporate
Toronto, Ontario                       Corporate Development                 Development of Hemlo Gold since
                                                                             February 1993;
                                                                             Director -- Corporate Development
                                                                             of Hemlo Gold from September 1991
                                                                             to February 1993; Senior Analyst
                                                                             of Noranda prior thereto.
MICHAEL C. PROCTOR                     Vice President --             N/A     Vice President -- Finance of Hemlo
Toronto, Ontario                       Finance                               Gold since September 1991; Vice
                                                                             President and Comptroller of
                                                                             Noranda Minerals prior thereto.
INGRID J. HIBBARD                      Corporate Secretary           N/A     Barrister and Solicitor (private
Milton, Ontario                                                              practice) since June 1990 and
                                                                             Corporate Secretary of Hemlo Gold
                                                                             since July 1993; Counsel, The
                                                                             Mining Group Inc. prior thereto.

     Each director elected holds office until the next annual meeting or until his or her successor is duly elected or appointed.

     As at March 1, 1996, the directors and senior officers of Hemlo Gold, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, less than 1 percent of the outstanding Common Shares of Hemlo Gold or its subsidiaries. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of Hemlo Gold, has been furnished by the respective directors and officers individually.

     Hemlo Gold is required to have an Audit Committee of the Board of Directors. Its current members are Ms. Mogford and Messrs. Davis and McCutcheon. The Audit Committee, composed entirely of directors independent of Hemlo Gold's management, reviews and monitors the financial reporting process on behalf of the Board of Directors. It recommends the appointment and fee structure of the external auditors, who are elected annually by Hemlo Gold's shareholders. The Audit Committee meets with management and the external auditors to review accounting policies and procedures, as well as internal controls over Hemlo Gold's assets. It meets privately with the external auditors to review the results of their audit. The Audit Committee reviews the annual financial statements and recommends their approval to the Board of Directors. Interim financial statements are reviewed by the entire Board of Directors, prior to release to shareholders.

     Hemlo Gold does not have an Executive Committee of the Board of Directors. On February 3, 1994 a Human Resources and Compensation Committee was formed to administer the appointment and remuneration of Hemlo Gold's senior officers. Its current members are Ms. Mogford and Messrs. Balogh and McCutcheon. The Board governance and Board nominating functions are performed by the full Board, in the absence of directors who are officers or employees of Hemlo Gold, or any of its affiliates. Time is set aside during Board meetings as required, but in any case no less than annually, to fulfil the governance and nominating functions.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     On February 23, 1995, The Toronto Stock Exchange and The Montreal Exchange adopted a requirement that every listed company incorporated in Canada or a province of Canada must disclose on an annual basis its approach to corporate governance. This requirement arose out of recommendations contained in the final report of The Toronto Stock Exchange Committee on Corporate Governance (the "TSE Report") released in December 1994. The TSE Report proposed guidelines for effective corporate governance. In its disclosure the company must describe its system of corporate governance with reference to the proposed guidelines.

     This disclosure statement has been approved by the Hemlo Gold Board of Directors.

  Mandate of the Board of Directors

     Hemlo Gold's Board of Directors is required to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of Hemlo Gold.

  Prior Approvals by the Board of Directors

     The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board of Directors. Strategic plans, annual capital and operating budgets, the management information circular, the Annual Information Form, major acquisition and disposition transactions, major financing transactions involving the issuance of shares or debt securities, major banking relationships, dividends, long term contracts with significant cumulative financial commitments, benefit plans, stock option plans, issuance of stock options, major capital expenditures, appointment of officers and succession planning are all subject to Board approval.

     The Board meets at least four times per year and more frequently if required. In 1995, the Board met five times.

  Composition of the Board of Directors

     Eight of the nine directors recommended for election to the Board are unrelated directors. An unrelated director is defined as "a director who is independent of management and is free from any interest and any business or other relationship which could, or reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of Hemlo Gold, other than interests and relationships arising from shareholding." Mr. Ian D. Bayer who is the President and Chief Executive Officer ("CEO") of Hemlo Gold is a related director. The Board has determined that both Mr. Balogh who is the Chairman of Hemlo Gold and Mr. Hendrick who retired as Chairman of Hemlo Gold four years ago are unrelated. The remainder of the directors are unrelated in that they have not worked for Hemlo Gold nor do they have material contracts with Hemlo Gold or receive remuneration from Hemlo Gold in excess of directors' fees.

  Independence and Size of the Board of Directors

     Hemlo Gold's corporate governance structure separates the offices of chair and chief executive officer. Mr. Bayer is Hemlo Gold's President and CEO. The Board is chaired by Mr. Balogh, an unrelated director. A period of time is set aside at each meeting for the Board to meet in the absence of management or to meet with the CEO only. The Board has considered the representation on the Board and has determined that the representation fairly reflects the investment in Hemlo Gold by its shareholders.

  Committees of the Board of Directors

     There are two Board committees, the Audit Committee and the Human Resources and Compensation Committee, comprised of three members each, all of whom are unrelated. In addition, the Board determined that, given the size and composition of the Board, it would be appropriate that the whole Board deal with corporate governance matters and board nominating functions in the absence of any directors who are officers or employees of Hemlo Gold.

  Audit Committee

     The Audit Committee reviews and monitors the financial reporting process on behalf of the Board of Directors. It recommends the appointment and fee structure of the external auditors, who are elected annually by Hemlo Gold's shareholders. The Audit Committee meets with management and the external auditors to review accounting policies and procedures, as well as internal controls over Hemlo Gold's assets. It meets privately with the external auditors to review the results of their audit. The Audit Committee reviews the annual financial statements and recommends their approval to the Board of Directors. Interim financial statements are reviewed by the entire Board of Directors, prior to release to shareholders. This Committee met twice in 1995. Members:
William G. Davis (Chairman), James W. McCutcheon and Mary Mogford.

  The Human Resources and Compensation Committee

     The Human Resources and Compensation Committee reviews and monitors Hemlo Gold's compensation program on behalf of the Board of Directors. The Committee reviews with the President and CEO Hemlo Gold's general salary structure, overall compensation strategy, and succession planning. The Committee considers with the CEO proposed changes in personnel affecting the officers' group, and submits to the Board for consideration and approval, the names of persons proposed to be appointed as officers. The Committee establishes once each financial year in consultation with the CEO, objectives against which to review and assess the CEO's performance. The Committee also reviews the salaries and other remuneration of Hemlo Gold's CEO, senior management and senior operating personnel; and should the Committee consider that any adjustments thereto would be appropriate, recommends such adjustments for Board consideration and approval. The Committee reviews the status of Hemlo Gold's share plans and other benefit plans and considers any material amendments to them to submit recommendations to the Board of Directors. The Committee also reviews the amount and form of Directors' compensation for Board and Committee service in relation to current norms, and recommends any adjustments for Board consideration and approval. This Committee met once in 1995. Members: Alex G. Balogh, James W. McCutcheon (Chairman) and Mary Mogford.

  Corporate Governance

     The Board of Directors of Hemlo Gold has determined that, given the size and composition of the Board, it is appropriate that the Board governance and Board nominating functions be performed by the full Board in the absence of management. However, the CEO generally is invited to participate in a portion of the meeting in order to provide management information and insight to the deliberations. Time is set aside during Board meetings as required, but in any case no less than annually, to fulfil the governance and nominating functions. During this time the Board assesses the effectiveness of the performance of the Board as a whole and of its committees, identifies the principal risks of Hemlo Gold's business, and ensures the development and implementation of appropriate internal and external control and management systems to manage such risks. Engagement of outside experts by directors is also to be considered for approval when that is appropriate and necessary. The process of preparing Hemlo Gold's public disclosure documents and complying with continuous disclosure requirements is reviewed. The Board in performing this function also considers from time to time the appropriate size, composition and profile of the Board of Directors. It reviews and assesses the qualifications of persons proposed for appointment, election or re-election to the Board of Directors, taking into account the recommendations of the CEO and the Chairman. New directors meet with the CEO for informal discussions regarding Hemlo Gold and are provided with reports relating to Hemlo Gold's business and affairs.

  Shareholder Communication

     Hemlo Gold communicates regularly with its shareholders. The Board has delegated the communications policy to the senior management. Shareholder communications are generally handled by the CEO and the Vice
President -- Investor Relations. Hemlo Gold routinely answers all questions posed by shareholders.

  Expectations of Senior Management

     The Board looks to management to be responsible for the efficient management of the business and affairs of Hemlo Gold within the strategic framework set by the Board. It does not seek to be involved in the direct day-to-day functioning of Hemlo Gold. The Board is involved in monitoring and assessing senior management through its regular contact with the management team, most of whom participate in presentations to the Board at regularly scheduled meetings. In addition, the Human Resources and Compensation Committee assesses the individual performance of the CEO as part of its compensation review process. The Board, when performing its Corporate Governance functions, monitors the nature of the information provided to and requested by the Board, so that it is able to determine if the Board can be more effective in identifying problems and opportunities for Hemlo Gold.

EXECUTIVE COMPENSATION

  Summary Compensation Table

     The following table, presented in accordance with Regulation 1015 of the Securities Act (Ontario) (the "Regulation"), sets forth all annual and long-term compensation for services rendered in all capacities to Hemlo Gold and its subsidiaries for the fiscal years ended December 31, 1995, 1994 and 1993 in respect of each of the individuals who were at December 31, 1995, the Chief Executive Officer and the other four most highly compensated individuals performing a policy-making function in respect of Hemlo Gold (the "Named Executive Officers"):

                                                                                  LONG-TERM
                                                                                 COMPENSATION
                                                                                    AWARDS
                                                        ANNUAL                   ------------
                                                     COMPENSATION
                                          -----------------------------------     SECURITIES         ALL
                                                                    OTHER           UNDER           OTHER
                                                                    ANNUAL         OPTIONS       COMPENSATION
         NAME AND             FISCAL       SALARY       BONUS    COMPENSATION      GRANTED        (2)(3)(4)
    PRINCIPAL POSITION         YEAR         (C$)        (C$)         (C$)            (#)             (C$)
- ---------------------------   ------      --------     -------   ------------    ------------    ------------
I.D. Bayer.................    1995        265,000      63,600         NIL          50,000             NIL
President & Chief              1994        220,000      63,112       1,923          30,000             NIL
Executive Officer              1993        215,000      48,375      13,978          20,000           2,091
                               ----        -------      ------      ------          ------          ------
I. Atkinson................    1995        130,000      23,400       7,066          17,500             NIL
Senior Vice President          1994        120,000      29,400       7,130             NIL          94,880
                               1993        114,100      20,538       9,600          15,000             NIL
                               ----        -------      ------      ------          ------          ------
J.J. Baylis................    1995        130,000      19,500         NIL          17,500          20,000
Vice President                 1994        116,000      29,000         NIL             NIL             NIL
Investor Relations and         1993        106,300      21,260         NIL          15,000             NIL
General Counsel
                               ----        -------      ------      ------          ------          ------
J.A. Keyes.................    1995        130,000      22,100       4,051          17,500             NIL
Vice President                 1994        122,000      26,153         NIL             NIL             NIL
Operations                     1993        111,900      18,799         NIL          15,000             NIL
                               ----        -------      ------      ------          ------          ------
M.C. Proctor...............    1995        125,000      20,000         NIL          17,500             NIL
Vice President                 1994        120,000      28,247         NIL             NIL             NIL
Finance                        1993        116,700      21,006         NIL          15,000             NIL

Notes:

(1) The value of perquisites and benefits for each Named Executive Officer is less than the lesser of C$50,000 and 10 percent of each Named Executive Officer's total annual salary and bonus. The amounts quoted in this column represent the imputed interest on reduced rate loans. Mr. Bayer's imputed interest arises with respect to a loan to purchase securities of Hemlo Gold and the amounts shown for Mr. Atkinson and Mr. Keyes arise with respect to a mortgage subsidy, including an amount for reimbursement of taxes.

(2) Hemlo Gold paid insurance premiums in the amount shown with respect to term life for the benefit of Mr. Bayer. This benefit ceased in 1993.

(3) Mr. Atkinson was entitled to a discovery-based bonus award as a result of his participation in the discovery of the ore reserves on the Holloway property while employed by Noranda Exploration Company, Limited. In 1994, he received a discovery-based bonus award of C$94,880 which was paid by Hemlo Gold.

(4) Mr. Baylis received a special bonus award for 1995. See Report on Executive Compensation -- Annual Incentive Plan.

  Incentive Plans

     The following table, presented in accordance with the Regulation, sets forth stock options granted under Hemlo Gold's Stock Option Plan during the financial year ended December 31, 1995 to each of the Named Executive Officers:

        OPTION GRANTS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 1995

                                                                             MARKET VALUE
                                                                                  OF
                                               % OF TOTAL                     SECURITIES
                                 SECURITIES     OPTIONS                       UNDERLYING
                                   UNDER       GRANTED TO                     OPTIONS ON
                                  OPTIONS     EMPLOYEES IN    EXERCISE OR      THE DATE
                                  GRANTED      FINANCIAL      BASE PRICE       OF GRANT
             NAME                   (#)           YEAR       (C$/SECURITY)   (C$/SECURITY)    EXPIRATION DATE
- -------------------------------  ----------   ------------   -------------   -------------   ------------------
I.D. Bayer.....................    50,000          17%           11.75           11.75        February 17, 2000
I. Atkinson....................    17,500           6%           11.75           11.75        February 17, 2000
J.J. Baylis....................    17,500           6%           11.75           11.75        February 17, 2000
J.A. Keyes.....................    17,500           6%           11.75           11.75        February 17, 2000
M.C. Proctor...................    17,500           6%           11.75           11.75        February 17, 2000

Note:

Each of these stock options entitles the Named Executive Officer to purchase one Common Share of Hemlo Gold. These options are fully vested and were granted on February 17, 1995.

     The following table, presented in accordance with the Regulation, sets forth details of each exercise of stock options during the financial year ended December 31, 1995 by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

                          AGGREGATED OPTION EXERCISES
               DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 1995
                      AND FINANCIAL YEAR-END OPTION VALUES

                                                            UNEXERCISED                      VALUE OF
                                                            OPTIONS AT                     UNEXERCISED
                         SECURITIES    AGGREGATE           DEC. 31, 1995                   IN-THE-MONEY
                         ACQUIRED ON     VALUE      ---------------------------             OPTIONS AT
                          EXERCISE     REALIZED         (#)           (C$)                DEC. 31, 1995
          NAME               (#)         (C$)       -----------   -------------   ------------------------------
- ------------------------ -----------   ---------    EXERCISABLE   UNEXERCISABLE    EXERCISABLE      UNEXERCISABLE
                                                    -----------   -------------   --------------    ------------
I.D. Bayer..............    15,000      129,450        80,000          NIL            62,500            NIL
I. Atkinson.............     6,000       51,290        21,500          NIL            43,875            NIL
J.J. Baylis.............     4,000       24,314        22,500          NIL            45,250            NIL
J.A. Keyes..............     5,000       40,000        22,500          NIL            49,375            NIL
M.C. Proctor............     6,000       47,280        31,500          NIL            79,625            NIL

Note:

The closing price of Hemlo Gold's Common Shares on the TSE on December 31, 1995 was C$13.00.

  Pension Arrangements

     The Named Executive Officers participate in the defined benefit retirement program for salaried employees. The following table, presented in accordance with the Regulation, shows the total annual retirement benefits payable under the retirement program to an eligible executive officer in the specified compensation and years of service categories assuming retirement at age 65:

                               PENSION PLAN TABLE

                                                                  YEARS OF SERVICE
                                              ---------------------------------------------------------
REMUNERATION (C$)(1)                            15          20          25           30           35
- --------------------                          -------     -------     -------     --------     --------
     125,000................................  $30,950     $41,250     $51,575     $ 61,875     $ 72,200
     150,000................................  $37,500     $50,000     $62,500     $ 75,000     $ 87,525
     175,000................................  $44,075     $58,750     $73,450     $ 88,125     $102,825
     200,000................................  $50,625     $67,500     $84,375     $101,250     $118,150
     225,000 and above(2)...................  $57,200     $76,250     $95,325     $114,375     $133,450

- ---------------

Notes:

(1) Remuneration for the purposes of the above table is salary only. Bonuses and other compensation generally are included in pensionable earnings for the calculation of the pension amount under the registered pension plan. However, where the pension amount exceeds the prescribed maximum payable under the plan, the total retirement benefit is based on salary only.

(2) Notwithstanding the figures shown in the above table, which reflect pension payable under Hemlo Gold's pension plan formula, in order to limit Hemlo Gold's liability under the pension plan, a maximum of C$225,000 has been placed on the average salary eligible for pension calculations. This maximum is to be reviewed periodically in both general application and application to individuals.

     For the purposes of computing their total retirement benefit, as of January 1, 1996, Mr. Bayer had 29 years of credited service, Mr. Atkinson had 17 years of credited service, Mr. Baylis had 12 years of credited service, Mr. Keyes had 24 years of credited service and Mr. Proctor had 24 years of credited service.

     The amounts shown in the above table are payable for life and guaranteed for five years. The Pension Plan formula is based on the best 5-year average earnings and contains a partial offset for the Canada Pension Plan benefit. The amounts shown above are after adjustment for the estimated offset. All provinces require a pensioner to choose a joint and survivorship pension wherein the member's surviving spouse will be entitled to a pension of not less than 60 percent of the member's pension unless the spouse waives this condition. For Hemlo Gold, this default option is 66 2/3 percent. The conversion from the amounts shown in the above table to this option is dependent on the age of the spouse at retirement and on interest rates at that time. Assuming the spouse is three years younger than the member, the amounts shown in the table would be reduced approximately 13 percent.

  Composition of the Compensation Committee

     On February 3, 1995, a Human Resources and Compensation Committee (the "Compensation Committee") composed of Messrs. Balogh and McCutcheon and Ms. Mogford was formed to administer Hemlo Gold's executive compensation program. The Compensation Committee, has, as part of its mandate, primary responsibility for making recommendations for approval by the Board of Directors with respect to the appointment and remuneration of executive officers and senior operating personnel of Hemlo Gold. The Committee also evaluates the performance of Hemlo Gold's CEO and reviews the design and competitiveness of Hemlo Gold's compensation plans. The Committee met once during 1995.

     Mr. Balogh is Chairman of Hemlo Gold and performs this function as part of his duties with Noranda. He receives no compensation from the Corporation as Chairman and his director's fees are paid to Noranda.

During 1995 Mr. Balogh did not sit on the compensation committee (or its equivalent) of any company employing either of the above-named other Committee members.

  Report on Executive Compensation

     The Chairman and the President have primary responsibility for making recommendations for approval by the Board of Directors with respect to the appointment of executive officers of Hemlo Gold, other than the President. Recommendations with respect to the appointment of the President for approval by the Board of Directors are made by the Chairman. The Chairman and the President also have primary responsibility for determining remuneration and the review, design and competitiveness of Hemlo Gold's compensation plans.

     Executives of Hemlo Gold, including the Named Executive Officers, are compensated by salary, an annual cash incentive plan, and long term equity-based incentives. This compensation package is designed to encourage, compensate and reward employees on the basis of individual and corporate performance both in the short and the long term and to enable Hemlo Gold to attract, develop and retain highly qualified individuals to manage Hemlo Gold's business. Third party comparative data is used to assist in determining the appropriate level of executive compensation. As well, Hemlo Gold is an associated company of Noranda and its compensation policies generally are consistent with those of the Noranda Group.

     With respect to general philosophy, the Committee believes that senior executive compensation should be driven primarily by performance relative to the established plans and strategy of the business. Information on the compensation of competitors is important, but should not drive the philosophy or design of Hemlo Gold's program. The Committee focuses on rewarding performance, and not on entitlement or excessive levels of employment security.

  Base Salary

     Base salary will be competitive with salaries for like positions in the mining industry, generally at the median level, as determined through a variety of surveys conducted by independent professional compensation consultants, and supplemented by other sources of information. Annual salary adjustments are based on the individual's performance and positioning relative to peers in Hemlo Gold and the mining industry.

  Annual Incentive Plan

     The Annual Incentive Plan applies to executives, corporate and exploration staff and senior positions at mine and development sites.

     The Plan is designed to encourage employees to strive for continuous improvement and innovation. An annual incentive is provided in addition to base salary to give employees an opportunity to earn an annual cash award based on the degree to which the employee meets his or her individual performance objectives and overall corporate performance for the year.

     The Annual Incentive Plan is designed to reward employees based on the above factors over which they and their co-workers have effective control. The size of the award depends primarily on individual performance in relation to an employee's objectives for the year and team performance in attaining corporate objectives. Target awards are established for each position at a competitive level. All targets and objectives are set at the beginning of each year. Additional bonuses or exploration bonuses may also be earned. In 1995 Mr. Baylis earned an additional bonus in recognition of his efforts as President of Crown Butte Resources Ltd.

  Long-Term Equity-Based Incentives

     Under the Stock Option Plan of Hemlo Gold, options to purchase Hemlo Gold Common Shares are granted annually to key employees of Hemlo Gold by the Board of Directors. The exercise price of any option granted under the Stock Option Plan shall be equal to the weighted average price of the Hemlo Gold Common Shares on the TSE on each of the five trading days immediately preceding the date of such grant. Options can be outstanding for up to 10 years but are normally granted for a term of five years. Outstanding options held by an executive officer are considered in the granting of new options. During 1995, options to purchase 301,000 Common Shares of Hemlo Gold were granted to employees. At March 31, 1996 there were total options outstanding to all employees of Hemlo Gold in respect of 352,000 Hemlo Gold Common Shares. Absent completion of the Transaction, it would be is expected that annual grants in the range of 50 to 150 percent of base salary (determined by multiplying the number of stock options by the exercise price) would be awarded.

     Hemlo Gold also has an Employee Share Savings Plan in place which allows all employees to contribute, through payroll deduction, up to 5 percent of their salary to purchase shares in Hemlo Gold. Hemlo Gold then matches 30 percent of the employee's contribution. For an employee contributing at the 5 percent level, the cost to Hemlo Gold is approximately 1.5 percent of the employee's salary. Participation in Hemlo Gold's Stock Option Plan does not prevent participation in the Employee Share Savings Plan.

     In 1995 Hemlo Gold wound up its Executive Share Purchase Plan ("ESPP"). Under the ESPP the Board of Directors could from time to time authorize Hemlo Gold to make loans to be applied in payment of the subscription price of Hemlo Gold Common Shares to be purchased by a trustee for the account of key employees designated by the board. No shares were issued under the ESSP during 1994 and 1995.

     The other components of the total executive compensation program are pension, other benefits and perquisites. These will be competitive, but not industry leaders.

     Each element of the executive compensation program fulfils a different goal. The Committee places the greatest emphasis for the Named Executive Officers on the short-term and long-term incentive programs which are designed to link their interests with those of Hemlo Gold's shareholders, and the least emphasis on pension, other benefits and perquisites.

  Compensation of President and Chief Executive Officer

     The base salary of Hemlo Gold's President and CEO, Mr. Bayer, is targeted at the median of CEO's base salaries paid in the broad Canadian market.

     Mr. Bayer participates in the Annual Incentive Plan for executives of Hemlo Gold and in 1995 the Committee has established a target award of 30 percent of annual base salary payable upon fulfilment of established performance criteria including achievement of the corporate objectives. The bonus payment is impacted upward or downward from the target award by the corporate performance factor and the personal performance factor. In 1995 he earned a bonus of C$63,600 based on his success at achieving his targets and objectives.

     In 1995 Mr. Bayer was granted options to purchase 50,000 Common Shares at an exercise price of C$11.75 per share. The awards to Mr. Bayer under the Stock Option Plan are consistent with the compensation philosophy of Hemlo Gold which is to tie a portion of the Chief Executive Officer's compensation to corporate performance and the achievement of growth in shareholder value.

Presented By: Alex G. Balogh, Mary Mogford and James W. McCutcheon (Committee Chairman).

  Performance Graph

     The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five fiscal years on Hemlo Gold's Common Shares with the cumulative total return of the TSE Gold and Silver Index and the TSE 300 Stock Index:

                       FIVE-YEAR CUMULATIVE TOTAL RETURN
                               ON $100 INVESTMENT
                     DECEMBER 31, 1990 - DECEMBER 31, 1995


 MEASUREMENT PERIOD         TSE 300       GOLD & SILVER     HEMLO GOLD
(FISCAL YEAR COVERED)
1990                        100.00          100.00             100.00
1991                        112.02           86.95             104.30
1992                        110.41           93.55              73.11
1993                        146.35          192.17             137.57
1994                        146.09          173.40             139.98
1995                        167.31          189.74             128.48


Note: Assumes dividends are reinvested on the ex-dividend date.

  Compensation of Directors

     The compensation paid to each director who is not an officer or employee of Hemlo Gold or any of its subsidiaries by Hemlo Gold is C$8,000 per annum plus C$1,000 for each meeting of the Board of Directors attended (other than any meeting held immediately following an annual meeting of shareholders). In addition, each such director receives a fee of C$750 for each meeting of any committee of the Board attended.

  Directors' and Officers' Liability Insurance

     Hemlo Gold is a named insured under a directors' and officers' liability insurance policy maintained by Noranda for itself and certain related companies and their respective directors and officers, which has an annual aggregate policy limit of C$10 million, subject to a corporate deductible of C$5 million per loss. Generally, under this insurance coverage, Hemlo Gold is reimbursed for indemnity payments made to its directors or officers as required or permitted by law or under by-law indemnity provisions for losses, including legal costs incurred by officers and directors in their capacity as such. This policy also provides coverage directly to individual directors and officers without any deductible if they are not indemnified by Hemlo Gold. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The policy was effective November 1, 1992 and renewed November 1, 1995. Hemlo Gold's share of the annual premium was C$10,800 and was payable entirely by Hemlo Gold. Of this, an estimated C$6,480 was payable in respect of its directors as a group and C$4,320 was payable in respect of its officers as a group. The policy is for a period of 12 months with terms and premiums to be established on each renewal.

       INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

                                                                    LARGEST
                                                                    AMOUNT        AMOUNT OUTSTANDING
          NAME AND PRINCIPAL                INVOLVEMENT OF        OUTSTANDING           AS AT
               POSITION                       CORPORATION         DURING 1995       MARCH 1, 1996
- ---------------------------------------  ---------------------    -----------     ------------------
J.A. Keyes.............................  Relocation Loan from      C$ 160,000         C$ 153,333
Vice-President Operations                Hemlo Gold(1)

- ---------------

(1) Interest free loan on principal residence repayable by equal monthly payments of C$1,333, which commenced in November 1995. The largest amount outstanding from January 1, 1995 through March 1, 1996 was C$160,000.

     As at March 1, 1996, the aggregate indebtedness of all current and former officers, directors and employees of Hemlo Gold and of its subsidiaries to Hemlo Gold or its subsidiaries entered into in connection with a purchase of securities of Hemlo Gold or any of its subsidiaries was nil.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     As noted above, Noranda holds 44.1 percent of the Hemlo Gold Common Shares and Hemlo Gold is accordingly an associated company of Noranda. All material transactions between Hemlo Gold and the Noranda Group are approved by the directors of Hemlo Gold with directors who are also directors and/or officers of Noranda abstaining from voting.

     Notes 10 and 15 to the audited Hemlo Gold consolidated financial statements give details regarding transactions between Noranda and Hemlo Gold during 1995.

                        COMPARISON OF STOCKHOLDER RIGHTS

     In the event that the Transaction is consummated, holders of Hemlo Gold Common Shares will, at the Effective Time, have their Hemlo Gold Common Shares exchanged for Exchangeable Shares. They will have the right to retract these shares for an equivalent number of shares of Battle Mountain Common Stock. Battle Mountain is a corporation organized under the NGCL. Hemlo Gold is a corporation organized under the OBCA. While the rights and privileges of shareholders of an Ontario corporation are, in many instances, comparable to those of stockholders of a Nevada corporation, there are certain differences. These differences arise from differences between Ontario and Nevada law, between the OBCA and NGCL and between the Hemlo Gold Articles and Hemlo Gold Bylaws and the Battle Mountain Articles and Battle Mountain Bylaws. For a description of the respective rights of the holders of Hemlo Gold Common Shares and Battle Mountain Common Stock, see, respectively, "INFORMATION CONCERNING HEMLO
GOLD -- Share Capital Structure" and " THE COMPANIES AFTER THE
TRANSACTION -- Battle Mountain Capital Stock."

VOTE REQUIRED FOR EXTRAORDINARY TRANSACTIONS

     Under the OBCA, certain extraordinary corporate actions, such as certain amalgamations, continuances, and sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements, are required to be approved by special resolution. A special resolution is a resolution passed at a meeting by not less than two-thirds of the votes cast by the shareholders entitled to vote on the resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares.

     Except with respect to certain mergers between parent and subsidiary corporations, the NGCL generally requires the affirmative vote of a majority of the voting power of outstanding shares of the constituent corporations in a merger. Under the NGCL, holders of a stock which is not by its terms entitled to vote on such a transaction are entitled to notice of the meeting at which the proposed transaction is considered. The NGCL does not require a stockholder vote of the surviving corporation in a merger, however, if (a) the merger agreement does not amend the existing certificate or articles of incorporation, (b) each outstanding share of the surviving corporation before the merger is unchanged after the merger and (c) each of the number of voting shares and the number of shares with unlimited right to participate in distributions to be issued by the surviving corporation in a merger (or upon conversion or exercise of other securities issued in the merger), does not exceed 20 percent of such shares outstanding immediately prior to the merger.

     Pursuant to the Battle Mountain Articles, the vote of holders of 80 percent of the voting power of all stock of Battle Mountain entitled to vote in elections of directors (excluding stock entitled so to be voted only upon the happening of some contingency unless such contingency has occurred and is continuing) is required for approval of, with certain exceptions, a merger or consolidation of Battle Mountain with or into another corporation, a sale or lease of all or substantially all the assets of Battle Mountain to another corporation, person or entity and, under certain conditions, a sale or lease to Battle Mountain of assets in exchange for voting securities (or securities convertible into or exchangeable for voting securities) of Battle Mountain or any of its subsidiaries, in each case where the other party to the transaction is the beneficial owner, directly or indirectly, of 5 percent or more of the outstanding shares of any class or series of voting stock of Battle Mountain. In addition, for any transaction to be effected for which the foregoing 80 percent vote is required, it is also required that such transaction be approved by a majority of the outstanding voting power of the voting stock of Battle Mountain, exclusive of the voting stock beneficially owned, directly or indirectly, by the party whose interest in the transaction and stock ownership in Battle Mountain gives rise to the requirement of the 80 percent vote. The foregoing requirements described in this paragraph do not apply to a transaction if (i) the Board of Directors of Battle Mountain has approved a memorandum of understanding with respect to such transaction with the other party to the transaction prior to the time the 5 percent beneficial ownership position is acquired or (ii) the transaction is made with a corporation of which 50 percent or more of its outstanding voting stock is beneficially owned, directly or indirectly, by Battle Mountain.

AMENDMENT TO GOVERNING DOCUMENTS

     Under the OBCA, any amendment to the articles generally requires approval by special resolution, which is a resolution passed by a majority of not less than two-thirds of the votes cast by shareholders entitled to vote on the resolution. The OBCA provides that unless the articles or bylaws otherwise provide, the directors may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of a corporation. Where the directors make, amend or repeal a bylaw, they are required under the OBCA to submit the bylaw, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the bylaw, amendment or repeal by an ordinary resolution, which is a resolution passed by a majority of the votes cast by shareholders entitled to vote on the resolution.

     Under the NGCL, unless the certificate or articles of incorporation or the bylaws otherwise provide, amendments of the certificate of incorporation generally require the approval of the holders of a majority of the outstanding stock entitled to vote thereon, and if such amendments would increase or decrease the number of authorized shares of any class or series or the par value of such shares or would adversely affect the shares of such class or series, a majority of the outstanding stock of such class or series would have to approve the amendment. In addition to the vote required by the NGCL, the Battle Mountain Articles require approval of at least 80 percent of the total voting power of the voting stock of Battle Mountain and the holders of at least a majority of the voting power of the voting stock of Battle Mountain exclusive of all voting stock of Battle Mountain owned by beneficial owners of 5 percent or more of the outstanding shares of any class or series of voting stock of Battle Mountain to effect an amendment or repeal of, or the adoption of any provision inconsistent with, certain provisions of such articles relating to (i) the alteration, amendment or repeal of the Battle Mountain Bylaws by stockholders, (ii) the organization and powers of the Board of Directors and the nomination, election and removal of directors, (iii) stockholder action without meetings and the calling of special stockholder meetings or (iv) the affirmative vote required for approval of mergers, consolidation or sale or lease of substantially all of the assets of Battle Mountain between Battle Mountain and beneficial owners of 5 percent or more of the outstanding shares of any class or series of voting stock of Battle Mountain. The Battle Mountain Articles also require the same affirmative vote for the amendment or repeal of the foregoing provision. The Battle Mountain Articles and the Battle Mountain Bylaws provide that they may be altered,

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

amended or repealed by the stockholders only by the affirmative vote of at least 80 percent of the voting power of all shares of Battle Mountain represented at any regular meeting of stockholders (or at any special meeting thereof duly called for that purpose) and entitled to vote generally in the election of directors, voting together as a class.

DISSENTERS' RIGHTS

     The OBCA provides that shareholders of an Ontario corporation entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. The OBCA does not distinguish for this purpose between listed and unlisted shares. Such matters include (a) any amalgamation with another corporation (other than with certain affiliated corporations); (b) an amendment to the corporation's articles to add, change or remove any provisions restricting the issue, transfer or ownership of shares; (c) an amendment to the corporation's articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise; (d) a continuance under the laws of another jurisdiction; (e) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; (f) a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; and (g) certain amendments to the articles of a corporation which require a separate class or series vote, provided that a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

     The NGCL provides that stockholders have the right, in some circumstances, to dissent from certain corporate mergers and share exchanges and instead to demand payment of the fair value of their shares. The NGCL generally does not provide for dissenters' rights if no vote of the stockholders of the surviving corporation is required. Further, dissenters' rights are not available under the NGCL for shares listed on a securities exchange, included in the NASDAQ national market system or held by at least 2,000 stockholders of record, unless the articles of incorporation otherwise provide or unless the holders are required to accept anything in exchange for their shares other than cash, stock or stock and cash in lieu of fractional shares of the surviving or acquiring entity or of any other entity which are listed on a national securities exchange, included in the NASDAQ national market system or held by at least 2,000 stockholders of record, or a combination of the foregoing.

OPPRESSION REMEDY

     The OBCA provides an oppression remedy that enables the court to make any order, both interim and final, to rectify the matters complained of where it is satisfied upon application by a complainant (as defined below) that: (i) any act or omission of the corporation or an affiliate effects or threatens to effect a result; (ii) the business or affairs of the corporation or an affiliate are, have been or are threatened to be carried on or conducted in a manner; or (iii) the powers of the directors of the corporation or an affiliate are, have been or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, creditor, director or officer of the corporation. A complainant includes: (a) a present or former registered holder or beneficial owner of securities of a corporation or any of its affiliates; (b) a present or former officer or director of the corporation or any of its affiliates; and (c) any other person who in the discretion of the court is a proper person to make such application.

     Because of the breadth of the conduct which can be complained of and the scope of the court's remedial powers, the oppression remedy is very flexible and is sometimes relied upon to safeguard the interests of shareholders and other complainants with a substantial interest in the corporation. Under the OBCA, it is not necessary to prove that the directors of a corporation acted in bad faith in order to seek an oppression remedy. Furthermore, the court may order the corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action). The NGCL does not provide for a similar remedy.

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

DERIVATIVE ACTION

     Derivative actions may be brought in Nevada by a stockholder on behalf of, and for the benefit of, the corporation. Under the Nevada Rules of Civil Procedure, a stockholder must aver in the complaint that he or she was a stockholder of the corporation at the time of the transaction of which he or she complains, or that his or her share thereafter devolved on him or her by operation of law. The complaint must also allege the efforts, if any, made by the stockholder to obtain the action he or she desires from the directors or comparable authority and, if necessary, from the stockholders, and the reasons for his or her failure to obtain the action or for not making the effort.

     Under the OBCA, a complainant may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. Under the OBCA, no action may be brought and no intervention in an action may be made unless the complainant has given 14 days' notice to the directors of the corporation or its subsidiary of the complainant's intention to apply to the court and the court is satisfied that (a) the directors of the corporation or its subsidiary will not bring, diligently prosecute or defend or discontinue the action; (b) the complainant is acting in good faith; and (c) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued. Where a complainant makes an application without having given the required notice, the OBCA permits the court to make an interim order pending the complainant giving the required notice, provided that the complainant can establish that at the time of seeking the interim order it was not expedient to give the required notice.

     Under the OBCA, the court in a derivative action may make any order it thinks fit. Additionally, under the OBCA, a court may order a corporation or its subsidiary to pay the complainant's interim costs, including reasonable legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs in a derivative action.

SHAREHOLDER CONSENT IN LIEU OF MEETING

     As permitted by the NGCL, the Battle Mountain Articles provide that no action may be taken by stockholders without a meeting except by the unanimous written consent of all stockholders entitled to vote on such action. Special meetings of stockholders may be called only by a majority of the Board of Directors, the Chairman of the Board or the President of Battle Mountain.

     Under the OBCA, shareholder action without a meeting may only be taken by written resolution signed by all shareholders who would be entitled to vote thereon at a meeting. Special meetings of shareholders may be called by the Board of Directors or, in certain circumstances, requisitioned by a holder of at least 5 percent of the outstanding shares or a court.

DIRECTOR QUALIFICATIONS

     Under the OBCA, an offering corporation, such as Hemlo Gold, must have not fewer than three directors and a majority of the directors generally must be resident Canadians. The OBCA also requires that at least one-third of the directors of such a corporation must not be officers or employees of the corporation or any of its affiliates. The NGCL does not have comparable requirements.

FIDUCIARY DUTIES OF DIRECTORS

     Directors of corporations incorporated or organized under the NGCL have fiduciary obligations to the corporation and its stockholders. Pursuant to these fiduciary obligations, the directors must act in accordance with the so-called duties of "due care" and "loyalty." The duty of care generally requires that the directors act in an informed and deliberative manner and to inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty can be summarized as the duty to act in good faith in a manner which the directors reasonably believe to be in the best interests of the stockholders. It generally requires that there be no conflict between duty and self-interest.

     Directors of corporations governed by the OBCA have fiduciary obligations to the corporation. Under the OBCA, the duty of loyalty requires directors of an Ontario corporation to act honestly and in good faith with a view to the best interests of the corporation, and the duty of care requires that the directors exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Under the OBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives (an "Indemnifiable Person"), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or such body corporate, if: (a) he or she acted honestly and in good faith with a view to the best interests of such corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. An Indemnifiable Person is entitled to such indemnity from the corporation if he or she was substantially successful on the merits in his or her defense of the action or proceeding and fulfilled the conditions set out in (a) and (b), above. A corporation may, with the approval of a court, also indemnify an Indemnifiable Person in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, to which such person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, if he or she fulfills the conditions set out in
(a) and (b), above. The Hemlo Gold Bylaws provide for indemnification of directors and officers to the fullest extent authorized by the OBCA.

     The Battle Mountain Bylaws require indemnification of directors and officers to the fullest extent permitted by the NGCL. Pursuant to the NGCL, Battle Mountain generally has the power to indemnify its present and former directors, officers, employees and agents against expenses, judgments and amounts paid in settlements incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of Battle Mountain, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of a corporation, however, indemnification is not available if such person is finally adjudged to be liable to Battle Mountain or for amounts paid in settlement, unless and only to the extent the court determines that indemnification is appropriate.

DIRECTOR LIABILITY

     The Battle Mountain Articles eliminate the personal liability of each director of Battle Mountain to Battle Mountain or any of its stockholders for damages resulting from breaches of fiduciary duty as a director involving any act or omission of any such director occurring on or after April 28, 1987. The Battle Mountain Articles do not limit or eliminate the liability of a director for actions or omissions involving intentional misconduct, fraud, a knowing violation of law or payment of an unlawful dividend.

     The OBCA does not permit the limitation of a director's liability for breach of fiduciary liability through the charter of a corporation.

ANTI-TAKEOVER PROVISIONS AND INTERESTED STOCKHOLDER TRANSACTIONS

     The NGCL generally disallows the exercise of voting rights with respect to "control shares" of an "issuing corporation" held by an "acquiring person," unless such voting rights are conferred by a majority vote of the disinterested stockholders. "Control shares" are the voting shares of an issuing corporation acquired in connection with the acquisition of a "controlling interest." "Controlling interest" is defined in terms of threshold levels of voting share ownership, which thresholds, whenever each may be crossed, trigger application of the voting bar with respect to the shares newly acquired. The issue of voting rights is presented

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

at the next annual or special meeting of stockholders after the acquisition in question, unless a special meeting of stockholders is requested sooner by the acquiring person. At such meeting, the votes of an "interested stockholder" are not counted towards the majority approval requirement under the NGCL. In the event that the control shares are accorded full voting rights (but only if the acquiring person has acquired a majority voting interest in the issuing corporation), any stockholder, other than the acquiring person, who has not voted in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of his shares. Such right of payment may, however, be expressly withdrawn by the corporate charter or bylaws. Any charter or bylaw amendment withdrawing such right must be adopted prior to the tenth day following the acquisition of a controlling interest. In the event that the control shares are not accorded full voting rights, the issuing corporation may call for redemption of all, but not less than all, of the control shares at the average price paid for such shares, but only if the corporate charter or bylaws expressly permit such redemption. Any charter or bylaw amendment providing for such right of redemption must be adopted prior to the tenth day following the acquisition of a controlling interest. For information regarding the required vote of stockholders of Battle Mountain with respect to mergers, see "-- Vote Required for Extraordinary Transactions."

     The NGCL generally prohibits a publicly held Nevada corporation from engaging in any "combination" with an "interested stockholder" for three years after the date the interested stockholder became an interested stockholder unless, prior to that date, either the combination or the purchase of shares that resulted in the interested stockholder's becoming such is approved by the board of directors of the corporation. An "interested stockholder" is a person who, together with affiliates and associates, is the beneficial owner (or within the previous three years was the beneficial owner) of 10 percent or more of the voting power of the corporation's outstanding voting shares. A "business combination" generally includes mergers, asset sales and share issuances above threshold sizes, and certain other transactions resulting in financial benefit to the interested stockholder. Even after the expiration of the three-year period in which such business combinations with an interested stockholder are prohibited, a corporation may not engage in a business combination with an interested stockholder unless, in addition to meeting applicable requirements of the corporation's articles of incorporation, either (1) the combination is approved by the affirmative vote of a majority of the outstanding voting power of the corporation not beneficially owned by the interested stockholder (or affiliates or associates) called not earlier than the end of such three-year period or (2) certain requirements for the minimum consideration payable to holders other than the disinterested holder are met (based on the higher of (a) the highest price per share paid by the interested stockholder within prescribed periods and (b) the market value per share on the date of announcement of the transaction or the date the interested stockholder became such (in each case plus an amount based on an interest factor net of certain dividends) and (c) in the case of a class other than common stock, the highest preferential amount payable upon liquidation).

     The ability of the Board of Directors of Battle Mountain to determine the preferences, relative rights, qualifications and restrictions of the Preferred Stock and to issue Preferred Stock without stockholder approval could have an anti-takeover effect. The Board of Directors of Battle Mountain has adopted a preferred stock purchase rights plan which has an anti-takeover effect. See "THE COMPANIES AFTER THE TRANSACTION -- Battle Mountain Capital Stock -- Preferred Stock -- Series A Preferred." Battle Mountain's committed revolving credit facility provides that it is an event of default thereunder if (a) any person or group acquires beneficial ownership of 20 percent or more of the voting stock of Battle Mountain or (b) during any period of up to 24 consecutive months, individuals who at the beginning of such 24-month period were directors of Battle Mountain cease for any reason to constitute a majority of the Board of Directors of Battle Mountain. Battle Mountain has obtained the consent and waiver of the lenders under its committed revolving credit facility to the event of default which would otherwise occur as a result of the Transaction.

     The OBCA does not contain a comparable provision with respect to business combinations. However, policies of certain Canadian securities regulatory authorities, including Policy 9.1 of the Ontario Securities Commission ("Policy 9.1"), contain requirements in connection with related party transactions. A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, acquires or transfers an asset or acquires or issues treasury securities or assumes or transfers a liability from or to, as the case may be, a related party by any means in any one or any combination of transactions. "Related party" is defined in Policy 9.1 and includes directors, senior officers and holders of at least 10 percent of the voting securities of the issuer.

     Policy 9.1 requires more detailed disclosure in the proxy material sent to security holders in connection with a related party transaction, and, subject to certain exceptions, the preparation of a formal valuation of the subject matter of the related party transaction and any non-cash consideration offered therefor and the inclusion of a summary of the valuation in the proxy material. Policy
9.1 also requires, subject to certain exceptions, that the minority shareholders of the issuer separately approve the transaction, by either a simple majority or two-thirds of the votes cast, depending on the circumstances.

                        DISSENTING SHAREHOLDERS' RIGHTS

HEMLO GOLD

     Section 185 of the OBCA provides shareholders with the right to dissent from certain resolutions of a corporation which effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order and the Final Order provide Hemlo Gold shareholders with the right to dissent from the Arrangement Resolution pursuant to section 185 of the OBCA and the Plan of Arrangement.

     Any Hemlo Gold shareholder who dissents from the Arrangement Resolution in compliance with section 185 of the OBCA and the Plan of Arrangement will be entitled, in the event the Arrangement becomes effective, to be paid by Hemlo Gold the fair value of the Hemlo Gold Common Shares held by such dissenting Hemlo Gold shareholder determined as of the close of business on the day before the Arrangement Resolution is adopted.

     A Hemlo Gold shareholder who wishes to dissent must send to Hemlo Gold, no later than the termination of the Hemlo Gold Shareholders Meeting (or any adjournment thereof), written objection to the Arrangement Resolution (a "Dissent Notice"). The filing of a Dissent Notice does not deprive a Hemlo Gold shareholder of the right to vote; however, the OBCA provides, in effect, that a Hemlo Gold shareholder who has submitted a Dissent Notice and who votes in favor of the Arrangement Resolution will no longer be considered a dissenting Hemlo Gold shareholder with respect to that class of shares voted in favor of the Arrangement Resolution. The OBCA does not provide, and Hemlo Gold will not assume, that a vote against the Arrangement Resolution or an abstention constitutes a Dissent Notice but a Hemlo Gold shareholder need not vote his or her Hemlo Gold Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favor of the Arrangement Resolution does not constitute a Dissent Notice; however, any proxy granted by a Hemlo Gold shareholder who intends to dissent, other than a proxy that instructs the proxy holder to vote against the Arrangement Resolution, should be validly revoked (see "THE
MEETINGS -- GENERAL PROXY INFORMATION -- Hemlo Gold") in order to prevent the proxy holder from voting such Hemlo Gold Common Shares in favor of the Arrangement Resolution and thereby causing the Hemlo Gold shareholder to forfeit his or her right to dissent. Under the OBCA, there is no right of partial dissent and, accordingly, a dissenting Hemlo Gold shareholder may only dissent with respect to all Hemlo Gold Common Shares held by him or her on behalf of any one beneficial owner and which are registered in the name of the dissenting Hemlo Gold shareholder.

     Hemlo Gold is required, within 10 days after the Hemlo Gold shareholders adopt the Arrangement Resolution, to notify each Hemlo Gold shareholder who has filed a Dissent Notice that the Arrangement Resolution has been adopted, but such notice is not required to be sent to any Hemlo Gold shareholder who voted for the Arrangement Resolution or who has withdrawn his or her Dissent Notice.

     A dissenting Hemlo Gold shareholder who has not withdrawn his or her Dissent Notice must then, within 20 days after receipt of notice that the Arrangement Resolution has been adopted or, if the dissenting Hemlo Gold shareholder does not receive such notice, within 20 days after he or she learns that the Arrangement Resolution has been adopted, send to Hemlo Gold a written notice (a "Payment Demand") containing his or her name and address, the number of Hemlo Gold Common Shares in respect of which he or she dissents, and a demand for payment of the fair value of such Hemlo Gold Common Shares. Within 30 days after sending a Payment Demand, the dissenting Hemlo Gold shareholder must send to the Hemlo Gold transfer agent the certificates representing the Hemlo Gold Common Shares in respect of which he or she dissents. A dissenting Hemlo Gold shareholder who fails to send certificates representing the Hemlo Gold Common Shares in respect of which he or she dissents forfeits his or her right to make a claim under section 185 of the OBCA. The Hemlo Gold transfer agent will endorse on share certificates received from a dissenting Hemlo Gold shareholder a notice that the holder is a dissenting Hemlo Gold shareholder and will forthwith return the share certificates to the dissenting Hemlo Gold shareholder.

     At the Effective Time, a dissenting Hemlo Gold shareholder ceases to have any rights as a Hemlo Gold shareholder notwithstanding the provisions of section 185 of the OBCA, and holders who duly exercise such rights of dissent and who:

          (a) are ultimately entitled to be paid fair value for their Hemlo Gold Common Shares shall (i) be deemed to have transferred their Hemlo Gold Common Shares to Hemlo Gold for cancellation at the Effective Time and (ii) not be entitled to any other payment or consideration including any payment that would be payable under the Arrangement had such holders not exercised their right of dissent; or

          (b) are ultimately not entitled, for any reason, to be paid fair value for their Hemlo Gold Common Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting holder of Hemlo Gold Common Shares, including receiving Exchangeable Shares pursuant to section 2.4.

     Hemlo Gold is required, not later than seven days after the later of the effective date of the Arrangement or the date on which Hemlo Gold received the Payment Demand of a dissenting Hemlo Gold shareholder, to send to each dissenting Hemlo Gold shareholder who has sent a Payment Demand a written offer to pay ("Offer to Pay") for his or her Hemlo Gold Common Shares in an amount considered by the Hemlo Gold Board of Directors to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Hemlo Gold must pay for the Hemlo Gold Common Shares of a dissenting Hemlo Gold shareholder within 10 days after an offer made as aforesaid has been accepted by a dissenting Hemlo Gold shareholder, but any such offer lapses if Hemlo Gold does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

     If Hemlo Gold fails to make an Offer to Pay for a dissenting Hemlo Gold shareholder's Hemlo Gold Common Shares, or if a dissenting Hemlo Gold shareholder fails to accept an offer which has been made, Hemlo Gold may, within 50 days after the effective date of the Arrangement or within such further period as a court may allow, apply to a court to fix a fair value for the Hemlo Gold Common Shares of dissenting Hemlo Gold shareholders. If Hemlo Gold fails to apply to a court, a dissenting Hemlo Gold shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A dissenting Hemlo Gold shareholder is not required to give security for costs in such an application.

     Upon an application to a court, all dissenting Hemlo Gold shareholders whose Hemlo Gold Common Shares have not been purchased by Hemlo Gold will be joined as parties and bound by the decision of the court, and Hemlo Gold will be required to notify each affected dissenting Hemlo Gold shareholder of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any person is a dissenting Hemlo Gold shareholder who should be joined as a party, and the court will then fix a fair value for the Hemlo Gold Common Shares of all dissenting Hemlo Gold shareholders. The final order of a court will be rendered against Hemlo Gold in favor of each dissenting Hemlo Gold shareholder and for the amount of the fair value of his or her Hemlo Gold Common Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each dissenting Hemlo Gold shareholder from the effective date of the Arrangement until the date of payment.

     The above is only a summary of the dissenting shareholder provisions of the OBCA, which are technical and complex. It is suggested that any Hemlo Gold shareholder wishing to avail himself or herself of his or her rights under those provisions seek his or her own legal advice as failure to comply strictly with the provisions of the OBCA may prejudice his or her right of dissent. For a general summary of certain income tax implications to a dissenting Hemlo Gold shareholder, see "TAX CONSIDERATIONS TO HEMLO GOLD SHAREHOLDERS -- Canadian Federal Tax Considerations to Hemlo Gold
Shareholders -- Dissenting Shareholders" and "TAX CONSIDERATIONS TO HEMLO GOLD SHAREHOLDERS -- United States Federal Tax Considerations to Hemlo Gold Shareholders -- Dissenting Shareholders."

BATTLE MOUNTAIN

     Under the NGCL, holders of Battle Mountain Common Stock who object to the Transaction will not be entitled to demand appraisal of, or to receive payment for, their Battle Mountain Common Stock.

                    ADDITIONAL MATTERS FOR CONSIDERATION OF
                          BATTLE MOUNTAIN STOCKHOLDERS

ELECTION OF THREE DIRECTORS AND DIRECTOR COMPENSATION

     Unless contrary instructions are set forth in the proxy for the Battle Mountain Stockholders Meeting, it is intended that the persons named in the proxy will vote all shares of Battle Mountain Common Stock represented by the proxy for the election of Messrs. Childers, Elers and Werneburg as directors. Messrs. Childers, Elers and Werneburg are presently members of the Battle Mountain Board of Directors.

     The three directors elected at the meeting will each serve for a term of three years, ending in 1999. Should any nominee become unavailable for election, the Battle Mountain Board of Directors may designate another nominee, in which case the persons acting under duly executed proxies will vote for the election of the replacement nominee. Management is not aware of any circumstances likely to render any nominee unavailable (except that, as set forth below under "-- Actions in Connection with the Transaction," Mr. Werneburg is expected to resign from the Board upon consummation of the Transaction). Election of directors will be by a plurality of the votes cast. Broker non-votes and abstentions will have no effect on the outcome of the election.

     The Battle Mountain Articles provide for the classification of the Board of Directors into three classes having staggered terms of three years each. The present terms of office of the six directors named below whose terms will continue after this meeting expire in either 1997 or 1998, as indicated.

  Nominees

     The following sets forth information concerning the three nominees for election as directors at the meeting, including information as to each nominee's age as of March 15, 1996, position with Battle Mountain and business experience during the past five years.

                       NAME, AGE AND BUSINESS EXPERIENCE

CHARLES E. CHILDERS has served as Chairman of the Board, President and Chief Executive Officer of Potash Corporation of Saskatchewan, Inc. (mining and processing of potash) since 1990. From 1987 through 1990, Mr. Childers served as President and Chief Executive Officer of that corporation. Mr. Childers is also a director of QUNO Corporation. He became a director of Battle Mountain in 1993. Mr. Childers serves on the Compensation and Stock Option Committee. He is 63 years old.

KARL E. ELERS is Chairman of the Board and Chief Executive Officer of Battle Mountain. Mr. Elers is a member of Battle Mountain's Executive Committee. From April 1988 until April 1990, he was President and Chief Operating Officer of Battle Mountain. From May 1987 until April 1988, Mr. Elers was Executive Vice President of Battle Mountain. Mr. Elers became a director in 1987. He is 57 years old.

KENNETH R. WERNEBURG has been President and Chief Operating Officer of Battle Mountain since April 1990, having previously served as Executive Vice President of Battle Mountain since November 1989. Mr. Werneburg became a director of Battle Mountain in 1990. He is a member of Battle Mountain's

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

Executive Committee and is Chairman of Battle Mountain's Environmental Affairs and Ethics Committee. He is 54 years old.

  Directors with Terms Expiring in 1997 and 1998

     The following sets forth information concerning the six directors of Battle Mountain whose present terms expire in 1997 or 1998, including information as to each director's age as of March 15, 1996, position with Battle Mountain and business experience during the past five years.

                       NAME, AGE AND BUSINESS EXPERIENCE

DOUGLAS J. BOURNE was Chairman of the Board and Chief Executive Officer of Battle Mountain until his retirement in April 1990. Mr. Bourne serves as Chairman of Battle Mountain's Executive Committee and is a member of Battle Mountain's Environmental Affairs and Ethics Committee. Mr. Bourne has been a director of Battle Mountain since its formation, and his present term expires in 1997. He is 73 years of age and is also a director of Potash Corporation of Saskatchewan, Inc.

DELO H. CASPARY has been engaged for more than five years in managing his personal investments. He became a director of Battle Mountain in 1985, and his present term expires in 1997. Mr. Caspary is also a director of Caspen, plc., a British company, and Victoria Bank and Trust. Mr. Caspary serves on Battle Mountain's Finance and Audit Committee. He is 70 years old.

JACK R. CROSBY has been Chairman of the Board and Chief Executive Officer of the Rust Group (investments, property development and telecommunications) for more than five years. Mr. Crosby is Chairman of the Board and Chief Executive Officer of Tescorp, Inc. and a director of National Dentex Corporation. He became a director of Battle Mountain in 1985, and his present term expires in 1998. Mr. Crosby is a member of Battle Mountain's Compensation and Stock Option Committee. He is 69 years of age.

RODNEY L. GRAY has served as Managing Director of Enron Development Corp. since August 1995. He served as President and CEO of Enron Global Power & Pipelines LLC from October 1994 through November 1995, and now serves as Chairman, President and CEO of that corporation. Mr. Gray served as Managing Director of Enron Capital & Trade Resources, Inc. from October 1994 through August 1995. From July 1993 through October 1994, he served as Chairman and Chief Executive Officer for Enron International, Inc. From October 1992 through July 1993, Mr. Gray served as Senior Vice President, Finance and Treasurer for Enron, and was responsible for Enron's worldwide financing activities. From April 1988 through October 1992, Mr. Gray served as Vice President and Treasurer for Enron. Mr. Gray is also a director of Harmon Industries, Inc. and Enron Global Power & Pipelines LLC. He became a director of Battle Mountain in 1993, and his present term expires in 1997. Mr. Gray serves on the Finance and Audit Committee. He is 43 years old.

TED H. PATE was President and Chief Operating Officer of Battle Mountain until April 1988. Mr. Pate became a director of Battle Mountain in 1985, and his present term expires in 1998. Mr. Pate serves as Chairman of Battle Mountain's Finance and Audit Committee and is a member of the Environmental Affairs and Ethics Committee. He is 69 years of age.

WILLIAM A. WISE has served as Chairman of the Board, President and Chief Executive Officer of El Paso Natural Gas Company, an integrated natural gas company, since January 1994. From April 1989 through January 1990, Mr. Wise was President and Chief Operating Officer of that corporation. He became Chief Executive Officer in January 1990. Mr. Wise has been a director of Battle Mountain since 1994, and his present term expires in 1998. Mr. Wise serves as Chairman of Battle Mountain's Compensation and Stock Option Committee. He is 50 years old.

  Board Organization and Committees

     Battle Mountain's Executive Committee is composed of Messrs. Bourne (Chairman), Elers and Werneburg. The Executive Committee may exercise the powers of the Board of Directors at times when the Board is not in session.

     The members of the Finance and Audit Committee and the Compensation and Stock Option Committee of the Board of Directors are not employees of Battle Mountain. The Finance and Audit Committee of the Board is composed of Messrs. Pate (Chairman), Caspary and Gray. The Finance and Audit Committee provides oversight of Battle Mountain's performance in fulfilling its responsibility to maintain an organization which is capable of conducting the financial business of Battle Mountain and to maintain an internal control environment necessary to conduct and properly report Battle Mountain's business. The Finance and Audit Committee also recommends the appointment of independent public accountants to conduct audits of Battle Mountain's financial statements, reviews with the independent accountants the plan and results of the auditing engagement and evaluates the independence of the accountants.

     The Compensation and Stock Option Committee is composed of Messrs. Wise (Chairman), Childers and Crosby. The Compensation and Stock Option Committee approves, or in some cases recommends to the Board, remuneration arrangements and compensation plans involving Battle Mountain's directors, executive officers and other key employees.

     The Environmental Affairs and Ethics Committee of the Board of Directors of Battle Mountain is composed of Messrs. Werneburg (Chairman), Bourne and Pate. The Environmental Affairs and Ethics Committee was formed in February 1993 to oversee Battle Mountain's Code of Ethical Business Conduct and environmental and legal compliance programs.

     The Board of Directors does not have a standing nominating committee or other committee performing a similar function. Nominations are determined by the entire Board of Directors.

     During 1995, the Board of Directors held five meetings. During 1995, the Executive Committee met on one occasion, the Finance and Audit Committee and the Compensation and Stock Option Committee each met on three occasions, and the Environmental Affairs and Ethics Committee met on two occasions. All directors, with the exception of Mr. Gray, attended at least 75 percent of the aggregate number of meetings of the Board of Directors and the committees on which they served.

  Actions in Connection with the Transaction

     Pursuant to the Combination Agreement, effective upon completion of the Transaction, the Battle Mountain Board of Directors will be increased to 12 members, six of whom are current directors of Battle Mountain and six of whom will be designated by the Hemlo Gold Board of Directors. Of the current directors of Battle Mountain, two of the directors to be elected at the annual meeting (for which the nominees are Messrs. Childers and Elers), together with continuing directors Messrs. Bourne, Caspary, Pate and Wise are expected to serve as directors of Battle Mountain following the Effective Time, and effective at the Effective Time Messrs. Crosby, Gray and Werneburg are expected to resign from the Board. See "THE COMPANIES AFTER THE
TRANSACTION -- Management -- Directors."

APPROVAL OF AMENDMENT TO 1994 LONG-TERM INCENTIVE PLAN

     In connection with the approval of the Combination Agreement, Battle Mountain proposes to amend and restate its 1994 Long-Term Incentive Plan (the "Incentive Plan") to increase the number of shares of Battle Mountain Common Stock authorized for issuance under the Incentive Plan from 4,000,000 to 10,000,000 and to provide that stock options and other stock awards thereunder may include awards relating to Exchangeable Shares as well as Battle Mountain Common Stock. A copy of the 1994 Long-Term Incentive Plan of Battle Mountain as proposed to be amended and restated is attached hereto as Annex I and the following description of the Incentive Plan is qualified by reference to the full text contained therein.

     The purpose of the Incentive Plan is to retain key executives and other selected employees, reward them for making major contributions to the success of Battle Mountain and provide them with a proprietary interest in the growth and performance of Battle Mountain.

     Employees who participate in the Incentive Plan are selected by a committee designated by the Board of Directors to administer the Incentive Plan (the "Committee") from among those who hold positions of responsibility and whose performance, in the judgment of the Committee, can have significant effect on the success of Battle Mountain.

     The aggregate number of shares of Battle Mountain Common Stock or Exchangeable Shares that may be awarded pursuant to the Incentive Plan will not exceed 10,000,000, of which not more than 2,500,000 shares of Battle Mountain Common Stock or Exchangeable Shares are available for awards other than stock options and stock appreciation rights granted at an exercise or strike price not less than fair market value on the date of grant. Shares of Common Stock and Exchangeable Shares will count against the foregoing 10,000,000 and 2,500,000 share limits on an equal basis. The number of shares of Battle Mountain Common Stock or Exchangeable Shares that may be awarded pursuant to the Incentive Plan is subject to adjustment upon the occurrence of certain events.

     The Incentive Plan is administered by the Committee, which is constituted to permit the Incentive Plan to comply with Rule 16b-3 promulgated under the Securities Exchange Act. Subject to the terms of the Incentive Plan, the Committee has authority (i) to select employees to receive awards, (ii) to determine the timing, form, amount or value and term of awards, and the conditions and limitations, if any, subject to which awards will be made and become payable and (iii) to interpret the Incentive Plan and adopt rules, regulations and guidelines for carrying out the Incentive Plan. The Committee may delegate certain of its duties under the Incentive Plan to senior officers of Battle Mountain.

     The Incentive Plan provides for the grant of any or all of the following types of awards: stock options, stock appreciation rights, stock awards and cash awards. Stock options have exercise prices not less than the fair market value of the Battle Mountain Common Stock or Exchangeable Shares, as the case may be, on the date of grant and may be incentive stock options that comply with Section 422 of the Internal Revenue Code. The exercise price of any stock option may, at the discretion of the Committee, be paid in cash or by surrendering shares of Battle Mountain Common Stock or Exchangeable Shares or another award under the Incentive Plan, valued at fair market value on the date of exercise, or any combination thereof. Vesting conditions for a stock option, stock appreciation right, stock award or cash award are specified by the Committee and set forth in the applicable award agreement. Vesting conditions may include, without limitation, provision for acceleration or change in the form of payment or settlement of the award.

     Stock appreciation rights are rights to receive, without payment of any exercise price, cash or shares of Battle Mountain Common Stock or Exchangeable Shares with a value determined by reference to the difference between the exercise or "strike" price of the stock appreciation right and the fair market value or other specified valuation of the Battle Mountain Common Stock or Exchangeable Shares at the time of exercise. Stock appreciation rights may be granted in tandem with stock options or separately.

     Stock awards may consist of Battle Mountain Common Stock or Exchangeable Shares, or be denominated in units of Battle Mountain Common Stock or Exchangeable Shares. Stock awards may be subject to conditions established by the Committee, including service vesting conditions and performance conditions (including without limitation performance conditions based on achievement of specific business objectives, increases in specified indices and attaining specified growth measures or rates). A stock award may provide for voting rights and dividend or dividend equivalent rights.

     Cash awards may be denominated in cash with the amount of payment subject to conditions specified by the Committee, including service conditions and performance conditions.

     No participant may be granted, during any three-year period awards consisting of stock options or stock appreciation rights exercisable for more than 12.5 percent of the aggregate shares of Battle Mountain Common Stock and Exchangeable Shares reserved for issuance under the Plan.

     Payment of awards may be made in cash, Battle Mountain Common Stock, Exchangeable Shares or combinations thereof, as determined by the Committee. An award may provide for the granting or issuance of additional, replacement or alternative awards upon the occurrence of specified events, including the exercise of the original award.

     An award may provide for a tax gross-up payment to a participant if a change in control of Battle Mountain results in the participant owing an excise tax or other tax above the rate ordinarily applicable, pursuant to the parachute tax provisions of Section 280G of the Internal Revenue Code or otherwise. The gross-up payment would be in an amount such that the net amount received by the participant, after paying the increased tax and any additional taxes on the additional amount, would be equal to that receivable by the participant if the increased tax were not applicable.

     The Board of Directors may amend, modify, suspend or terminate the Incentive Plan for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law except that (i) no amendment or alteration that would impair the rights under any award previously granted will be made without the award holder's consent and (ii) no amendment or alteration will be effective prior to approval by Battle Mountain's stockholders to the extent such approval is then required pursuant to Rule 16b-3 promulgated under the Securities Exchange Act in order to preserve the applicability of any exemption provided by such rule to any award then outstanding (unless the holder of such award consents) or to the extent stockholder approval is otherwise required by applicable legal requirements.

     The holder of a nonqualified stock option will recognize no taxable income as a result of the grant of the stock option. Upon the exercise of the stock option, however, the holder of a nonqualified stock option will recognize taxable ordinary income in an amount equal to the difference between the fair market value of the shares of Battle Mountain Common Stock or Exchangeable Shares on the date of exercise and the exercise or purchase price (or in the case of relinquishment in an amount equal to the sum of the cash received and the fair market value of the shares of Battle Mountain Common Stock or Exchangeable Shares or award received determined on the date of exercise) and, correspondingly, Battle Mountain will be entitled to an income tax deduction for such amount.

     Upon the exercise of an incentive stock option, the stock option holder generally will not recognize taxable income by reason of the exercise, and Battle Mountain normally will not be entitled to any income tax deduction. If the stock option holder disposes of the shares acquired upon the exercise of an incentive stock option after satisfaction of certain minimum holding periods any gain realized will be capital gain. Gain attributable to post-exercise appreciation of stock acquired upon the exercise of nonqualified or incentive stock option will be capital gain if the stock option holder has held the shares as a capital asset and for more than one year. If a stock option holder disposes of the shares acquired upon the exercise of an incentive stock option within the minimum holding periods, the stock option holder would recognize ordinary income, and Battle Mountain would be entitled to a commensurate income tax deduction (except with respect to post-exercise appreciation).

     The grant of a stock appreciation right will produce no U.S. federal tax consequences for the participant or Battle Mountain. The exercise of a stock appreciation right results in taxable income to the participant, equal to the difference between the exercise price of the shares of Battle Mountain Common Stock or Exchangeable Shares and the market value of such shares on the date of exercise and a corresponding tax deduction to Battle Mountain.

     A participant under the Incentive Plan who has been granted an award of restricted shares of Battle Mountain Common Stock or Exchangeable Shares will not realize taxable income at the time of the grant, and Battle Mountain will not be entitled to a tax deduction at the time of the grant, unless the participant makes an election to be taxed at the time of the award. When the restrictions lapse, the participant will recognize taxable income in an amount equal to the excess of the fair market value of the shares of Battle Mountain Common Stock or Exchangeable Shares at such time over the amount, if any, paid for such shares. Battle Mountain will be entitled to a corresponding tax deduction. Dividends paid to the participant during the restriction period will also be compensation income to the participant and deductible as such by Battle Mountain. The holder of a restricted stock award may elect to be taxed at the time for grant of the restricted stock award on the market value of the shares of Battle Mountain Common Stock or Exchangeable Shares, in which case (1) Battle Mountain will be entitled to a deduction at the same time and in the same amount, (2) dividends paid to the participant during the restriction period will be taxable as dividends to him and not deductible by Battle Mountain, and (3) there will be no further federal income tax consequences when the restrictions lapse.

     The allocation of future awards under the Incentive Plan is not currently determinable as such allocation is dependent upon future decisions to be made by the Committee in its sole discretion, subject to the applicable provisions of the Incentive Plan.

APPOINTMENT OF INDEPENDENT ACCOUNTANTS

     The Finance and Audit Committee of the Battle Mountain Board of Directors has approved and recommends the appointment of Price Waterhouse LLP as independent accountants to conduct an audit of Battle Mountain's consolidated financial statements for the fiscal year ending December 31, 1996. Ratification of the appointment of the accountants is being sought in order to give stockholders the opportunity to express their opinion on the matter. Ratification will require the affirmative vote of the holders of a majority of the votes cast. Accordingly, abstentions and broker non-votes will have no effect on the determination of the outcome of the vote. Should ratification not be obtained, the Battle Mountain Board of Directors would expect to reconsider the appointment.

     Price Waterhouse LLP replaced the firm of Arthur Andersen LLP as Battle Mountain's independent accountants effective upon the completion of the audit for the year ended December 31, 1994 and the filing of the Battle Mountain Annual Report on Form 10-K for that year. The decision to change accountants was approved by the Finance and Audit Committee of the Board of Directors on January 6, 1995. The reports of Arthur Andersen LLP on Battle Mountain's consolidated financial statements for the years ended December 31, 1993 and 1994 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the years ended December 31, 1993 and 1994, and the subsequent interim period through the termination of the engagement of Arthur Andersen LLP, there were no disagreements between Battle Mountain and Arthur Andersen LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which disagreements, if not resolved to the satisfaction of Arthur Andersen LLP, would have caused Arthur Andersen LLP to make reference to the subject matter of the disagreement in their report.

     Members of Price Waterhouse LLP are expected to attend the meeting and, if present, be available to answer appropriate questions which may be asked by stockholders. Such members will also have an opportunity to make statements at the meeting if they desire to do so.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT

     Based solely upon a review of Forms 3, 4 and 5 submitted to Battle Mountain during and with respect to 1995 and written representations from certain reporting persons that no Forms 5 were required from such persons, no failures to file on a timely basis reports required by Section 16(a) of the Exchange Act during 1995 or prior years by any person who was an officer or director of Battle Mountain during 1995 were identified.

OTHER BUSINESS

     Management does not intend to bring any business before the meeting other than the matters referred to in the accompanying notice. If, however, any other matters properly come before the meeting, it is intended that the persons named in the accompanying proxy will vote pursuant to the proxy in accordance with their best judgment on such matters to the extent permitted by applicable law and regulations. The discretionary authority includes matters which the Battle Mountain Board of Directors does not know are to be presented at the meeting by others and any proposals of stockholders omitted from the proxy material pursuant to Rule 14a-8 of the SEC.

STOCKHOLDER PROPOSALS

     Proposals of stockholders intended to be presented at Battle Mountain's 1997 annual meeting, and otherwise eligible, must be received by Battle Mountain (at the address indicated in the accompanying notice) no later than February 8, 1997 to be included in Battle Mountain's proxy material and form of proxy relating to that meeting.

                    ADDITIONAL MATTERS FOR CONSIDERATION OF
                            HEMLO GOLD SHAREHOLDERS

     In addition to consideration of and voting on the Arrangement Resolution, at the Hemlo Gold shareholders Meeting the Hemlo Gold shareholders will be asked to vote on the following additional matters.

ELECTION OF DIRECTORS

     Under the articles of incorporation of Hemlo Gold, the Hemlo Gold Board of Directors consists of a minimum of five members and a maximum of 15 members; the number of directors within such range is to be determined by Hemlo Gold Board of Directors from time to time. The number of directors is currently fixed at nine.

     The persons named in the enclosed form of proxy intend to vote for the election of the nine current directors of Hemlo Gold. Certain information regarding these individuals is set out above under "INFORMATION CONCERNING HEMLO GOLD -- Directors and Officers" and " -- Executive Compensation."

     It is not anticipated that any of the nominees will be unable to serve as directors but if that should occur for any reason prior to the Hemlo Gold Shareholders Meeting, the persons named in the enclosed form of proxy shall be entitled to vote for any other nominees in their discretion.

     Each director elected will hold office until the next annual meeting of shareholders or until a successor is duly elected or appointed. It is anticipated that those directors who are currently members of the Compensation Committee and/or Audit Committee of Hemlo Gold Board of Directors will continue in those positions.

     If the Transaction is completed, each member of the Hemlo Gold Board of Directors immediately prior to the Effective Time will resign effective as of the Effective Time, and the members of the Battle Mountain Canada Board of Directors will be elected by Battle Mountain.

APPOINTMENT OF AUDITORS

     The persons designated in the enclosed form of proxy intend to vote for the appointment of Ernst & Young, Chartered Accountants, as independent auditors of Hemlo Gold and to authorize the directors to fix their remuneration.

     In the event that the proposal requesting ratification of Price Waterhouse LLP as Battle Mountain's independent accountants is approved, Price Waterhouse LLP will be the independent accountants of all of Battle Mountain and its subsidiaries, including Battle Mountain Canada if the Transaction is completed, but excluding Niugini Mining and its subsidiaries.

                             AVAILABLE INFORMATION

     Battle Mountain and Hemlo Gold are subject to the informational requirements of the Exchange Act, and in accordance therewith file reports and other information with the SEC. The reports and other information filed by Battle Mountain and Hemlo Gold with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such material also can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such material filed by Battle Mountain can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, and such material filed by Hemlo Gold can be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York and the TSE, Exchange Tower, 2 First Canadian Place, Toronto Ontario M5X IJ2.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
BATTLE MOUNTAIN

     The following documents, which have been filed by Battle Mountain with the SEC pursuant to the Exchange Act (File No. 1-9666), are incorporated in this Joint Proxy Statement by reference and shall be deemed to be a part hereof for purposes of the Exchange Act:

          (a) Battle Mountain's Annual Report on Form 10-K for the year ended December 31, 1995, as amended by Form 10-K/A dated April 29, 1996;

          (b) Battle Mountain's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

          (c) Battle Mountain's Current Report on Form 8-K dated March 11, 1996;

          (d) The description of the Battle Mountain Common Stock contained in Battle Mountain's Registration Statement on Form 8-A dated August 12, 1987 (as amended by a Form 8 dated April 25, 1991); and

          (e) The description of the preferred stock purchase rights associated with the Battle Mountain Common Stock contained in Battle Mountain's Registration Statement on Form 8-A dated November 15, 1988 (as amended by a Form 8 dated November 29, 1988).

     All documents filed by Battle Mountain pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Joint Proxy Statement and prior to the Battle Mountain Stockholders Meeting and any adjournment or postponement thereof, shall be deemed to be incorporated by reference in this Joint Proxy Statement and to be a part hereof for purposes of the Exchange Act from the date of the filing of such documents. Any statement contained in this Joint Proxy Statement, in a supplement to this Joint Proxy Statement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement to the extent that a statement contained herein or in any subsequently filed supplement to this Joint Proxy Statement or in any document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement.

     Battle Mountain hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Joint Proxy Statement has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Joint Proxy Statement by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests for such copies should be directed to Battle Mountain at its principal executive offices located at 333 Clay Street, 42nd Floor, Houston, Texas 77002, Attention: Secretary (telephone number (713) 650-6400).

HEMLO GOLD

     The following documents, filed by Hemlo Gold with the various securities commissions or similar authorities in each of the provinces of Canada, and with the SEC under cover of Form 40-F or Form 6-K, are specifically incorporated by reference in and form an integral part of this Joint Proxy Statement:

    (a) Annual Information Form dated February 29, 1996, including the Management's Discussion and Analysis and the comparative Consolidated Financial Statements for the fiscal years ended December 31, 1995 and 1994 and the Auditor's Report thereon (included in Hemlo Gold's Form 40-F dated April 10, 1996);

    (b) Interim Report to Shareholders -- Three Months Ending March 31, 1996 of Hemlo Gold containing unaudited Consolidated Financial Statements of Hemlo Gold for the fiscal quarter ended March 31, 1996 and for the comparative period in 1995 (included in Hemlo Gold's Form 6-K dated May 24, 1996); and

    (c) Material Change Report dated March 21, 1996 relating to the Transaction (included in Hemlo Gold's Form 6-K dated April 9, 1996).

     Any documents of the type referred to in the preceding paragraph and any material change reports (excluding confidential reports) filed by Hemlo Gold with a securities commission or any similar authority in Canada after the date of this Joint Proxy Statement and prior to the Effective Time shall be deemed to be incorporated by reference in this Joint Proxy Statement.

     HEMLO GOLD WILL PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS JOINT PROXY STATEMENT HAS BEEN DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT, OTHER THAN CERTAIN EXHIBITS TO SUCH DOCUMENTS. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO THE CORPORATE SECRETARY, HEMLO GOLD MINES INC., SUITE 2902, 1 ADELAIDE STREET EAST, TORONTO, ONTARIO, CANADA M5C 2Z9 (TELEPHONE NUMBER (416) 982-7116).

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

                                        By Order of the Battle Mountain Board of
                                        Directors


                                        /s/ Karl E. Elers
                                        Karl E. Elers
                                        Chairman of the Board
June 7, 1996

                         APPROVAL OF PROXY STATEMENT BY
                         HEMLO GOLD BOARD OF DIRECTORS

     The contents of this joint management information circular and proxy statement and the sending thereof to the shareholders of Hemlo Gold have been approved by the Hemlo Gold Board of Directors.

                                        By Order of the Hemlo Gold Board of
                                        Directors

                                        /s/ IAN D. BAYER

                                        Ian D. Bayer
                                        President and Chief Executive Officer

June 7, 1996

                 INDEX TO BATTLE MOUNTAIN FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                       ------
AUDITED FINANCIAL STATEMENTS.......................................................... FS-1
Reports of Independent Public Accountants............................................. FS-1
Consolidated Statement of Income for the years ended December 31, 1995, 1994 and
  1993................................................................................ FS-4
Consolidated Balance Sheet at December 31, 1995 and 1994.............................. FS-5
Consolidated Statement of Shareholders' Equity for the years ended December 31, 1995,
  1994 and 1993....................................................................... FS-6
Consolidated Statement of Cash Flows for the years ended December 31, 1995, 1994 and
  1993................................................................................ FS-7
Notes to Consolidated Financial Statements............................................ FS-8
Supplemental Financial Information (Unaudited)........................................ FS-25
UNAUDITED INTERIM FINANCIAL STATEMENTS................................................ FS-26
Condensed Consolidated Balance Sheet at March 31, 1996, and December 31, 1995......... FS-26
Condensed Consolidated Statement of Income for the three months ended March 31, 1996 and 1995............................................................................ FS-27
Condensed Consolidated Statement of Cash Flows for the three months ended March 31,
  1996
  and 1995............................................................................ FS-28
Notes to Condensed Consolidated Financial Statements.................................. FS-29
                          INDEX TO HEMLO GOLD FINANCIAL STATEMENTS
AUDITED FINANCIAL STATEMENTS.......................................................... FS-30
Auditors' Report...................................................................... FS-30
Consolidated Balance Sheets as at December 31, 1995 and 1994.......................... FS-31
Consolidated Statements of Earnings and Retained Earnings for the years ended December
  31, 1995, 1994 and 1993............................................................. FS-32
Consolidated Statements of Cash Flows for the years ended December 31, 1995, 1994 and
  1993................................................................................ FS-33
Notes to the Consolidated Financial Statements........................................ FS-34
UNAUDITED INTERIM FINANCIAL STATEMENTS................................................ FS-45
Condensed Consolidated Balance Sheets as at March 31, 1996 and December 31, 1995...... FS-45
Condensed Consolidated Statements of Earnings for the three months ended March 31,
  1996
  and 1995............................................................................ FS-46
Condensed Consolidated Statements of Cash Flows for the three months ended March 31,
  1996 and 1995....................................................................... FS-47
Notes to Condensed Consolidated Financial Statements.................................. FS-48

                                     FS-(i)

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Battle Mountain Gold Company

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Battle Mountain Gold Company and its subsidiaries at December 31, 1995, and the results of their operations and their cash flows for the year in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The consolidated financial statements of Battle Mountain Gold Company and its subsidiaries for the years ended December 31, 1994 and 1993 were audited by other independent accountants whose report dated February 17, 1995 expressed an unqualified opinion on these statements based on their audit and the report of other auditors.

                                        PRICE WATERHOUSE LLP

Houston, Texas
February 23, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Battle Mountain Gold Company:

     We have audited the accompanying consolidated balance sheet of Battle Mountain Gold Company (a Nevada corporation) and subsidiaries as of December 31, 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Niugini Mining Limited and subsidiaries, which statements reflect assets and net sales of 18 percent and 23 percent in 1994 and 17 percent and 29 percent in 1993, respectively, of the consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Battle Mountain Gold Company and subsidiaries as of December 31, 1994, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                        ARTHUR ANDERSEN LLP

Houston, Texas
February 17, 1995

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Boards of Directors of Battle Mountain Gold Company and Niugini Mining
Limited:

     We have audited the consolidated balance sheet of Niugini Mining Limited (a company incorporated in Papua New Guinea) and subsidiaries as of December 31, 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1994 not presented separately herein. Battle Mountain Gold Company is the Company's majority shareholder. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on those financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Niugini Mining Limited and subsidiaries as of December 31, 1994, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                        COOPERS & LYBRAND

Sydney, Australia
January 31, 1995

                          BATTLE MOUNTAIN GOLD COMPANY

                        CONSOLIDATED STATEMENT OF INCOME

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
                                                                  (EXPRESSED IN THOUSANDS,
                                                             EXCEPT PER SHARE AMOUNTS, OF US$)
GROSS REVENUE..............................................  $299,295     $242,984     $207,251
  Less: freight, allowances and royalties..................    15,035       13,314       13,836
                                                             --------     --------     --------
NET REVENUE................................................   284,260      229,670      193,415
COSTS AND EXPENSES
  Mining costs.............................................    43,963       30,404       35,906
  Milling and other plant costs............................   117,409       98,566       97,163
  Depreciation, depletion and amortization.................    70,752       51,247       41,389
  Exploration, evaluation and other lease costs............    18,032       14,542        9,474
  Asset write-downs........................................     2,222           --           --
  General and administrative expenses......................    13,161       12,376       12,901
  Taxes, other than income.................................     2,737        2,593        2,316
                                                             --------     --------     --------
  Total costs and expenses.................................   268,276      209,728      199,149
                                                             --------     --------     --------
OPERATING INCOME(LOSS).....................................    15,984       19,942       (5,734)
  Interest income..........................................     3,125        4,149        2,689
  Interest (expense).......................................   (14,099)     (13,722)     (13,103)
  Interest capitalized.....................................     6,675        6,353        6,655
  Other income (expense), net..............................     6,912         (244)       5,708
                                                             --------     --------     --------
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST....    18,597       16,478       (3,785)
  Income tax (benefit) expense.............................    (2,804)       2,519       (4,089)
  Minority interest in net (income) loss...................    (6,156)      (4,387)      (4,709)
                                                             --------     --------     --------
NET INCOME (LOSS)..........................................    15,245        9,572       (4,405)
  Preferred dividends......................................     7,475        7,475        3,738
                                                             --------     --------     --------
NET INCOME (LOSS) TO COMMON SHARES.........................  $  7,770     $  2,097     $ (8,143)
                                                             ========     ========     ========
NET INCOME (LOSS) PER SHARE:...............................  $    .09     $    .02     $   (.10)
DIVIDENDS PER COMMON SHARE.................................  $    .05     $    .05     $    .05
AVERAGE COMMON SHARES OUTSTANDING FOR INCOME PER SHARE
  PURPOSES.................................................    86,327       86,071       80,132

   The accompanying notes are an integral part of these financial statements.

                          BATTLE MOUNTAIN GOLD COMPANY

                           CONSOLIDATED BALANCE SHEET

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1995         1994
                                                                         --------     --------
                                                                              (EXPRESSED
                                                                         IN THOUSANDS OF US$)
                                ASSETS
Current assets:
  Cash and cash equivalents............................................  $ 46,071     $ 76,464
  Accounts receivable..................................................    26,320       22,810
  Inventories..........................................................     4,158        5,048
  Materials and supplies, at average cost..............................    26,563       27,730
  Other current assets.................................................    12,846        7,014
                                                                         --------     --------
          Total Current assets.........................................   115,958      139,066
Investments............................................................   230,652        4,092
Property, plant and equipment, net.....................................   360,270      524,148
Other assets...........................................................    30,259       12,463
                                                                         --------     --------
          Total assets.................................................  $737,139     $679,769
                                                                         ========     ========
                 LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short term borrowings................................................  $  2,571     $     --
  Current maturities of long-term debt.................................    13,427       13,427
  Accounts payable.....................................................    13,251       14,527
  Payroll and related benefits accrued.................................     5,039        4,226
  Accrued interest.....................................................     7,198        6,714
  Other current liabilities............................................     5,448        3,425
                                                                         --------     --------
          Total current liabilities....................................    46,934       42,319
                                                                         --------     --------
Long-term debt.........................................................   169,175      165,602
Other liabilities......................................................    38,199       32,043
                                                                         --------     --------
          Total liabilities............................................   254,308      239,964
                                                                         --------     --------
Minority interest......................................................   111,773       64,171
                                                                         --------     --------
Commitments and Contingencies (Note 14)................................        --           --
Shareholders' equity:
  Preferred stock, $1.00 par value:
     Authorized -- 20,000,000 shares; issued and outstanding,
       1995 and 1994 -- 2,299,980 shares...............................   110,578      110,578
  Common stock, $.10 par value:
     Authorized -- 200,000,000 shares; issued and outstanding,
       1995 -- 81,133,540 shares and 1994 -- 80,934,793 shares.........     8,113        8,094
  Additional paid-in capital...........................................   199,533      206,735
  Retained earnings....................................................    53,971       50,327
  Cumulative foreign currency translation adjustment...................    (1,137)        (100)
                                                                         --------     --------
          Total shareholders' equity...................................   371,058      375,634
                                                                         --------     --------
          Total liabilities and shareholders' equity...................  $737,139     $679,769
                                                                         ========     ========

   The accompanying notes are an integral part of these financial statements.

                          BATTLE MOUNTAIN GOLD COMPANY

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                      YEAR ENDED DECEMBER 31,
                                   ---------------------------------------------------------------------------------------------
                                               1995                            1994                            1993
                                   -----------------------------   -----------------------------   -----------------------------
                                   PREFERRED   COMMON              PREFERRED   COMMON              PREFERRED   COMMON
                                    SHARES     SHARES    AMOUNT     SHARES     SHARES    AMOUNT     SHARES     SHARES    AMOUNT
                                   ---------   ------   --------   ---------   ------   --------   ---------   ------   --------
                                          (DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF US$, AND SHARE AMOUNTS IN THOUSANDS)
PREFERRED STOCK,
  $1.00 par value; Authorized
  20,000,000 shares; $50.00
  liquidation preference per
  share:
  Balance January 1..............    2,300        --    $110,578     2,300        --    $110,579        --        --    $     --
  Shares issued..................       --        --          --        --        --          --     2,300        --     110,579
  Shares converted to Common.....       --        --          --        --        --          (1)       --        --          --
                                     -----     ------   --------     -----     ------   --------     -----     ------   --------
  Balance December 31............    2,300        --     110,578     2,300        --     110,578     2,300        --     110,579
                                     -----     ------   --------     -----     ------   --------     -----     ------   --------
COMMON STOCK,
  $.10 par value; Authorized
  200,000,000 shares:
  Balance January 1..............       --     80,935      8,094        --     80,266      8,027        --     80,016      8,002
  Shares issued..................       --       199          19        --       669          67        --       250          25
                                     -----     ------   --------     -----     ------   --------     -----     ------   --------
  Balance December 31............       --     81,134      8,113        --     80,935      8,094        --     80,266      8,027
                                     -----     ------   --------     -----     ------   --------     -----     ------   --------
ADDITIONAL PAID-IN CAPITAL:
  Balance January 1..............       --        --     206,735        --        --     202,011        --        --     202,417
  Shares issued..................       --        --       1,705        --        --       5,933        --        --       1,732
  Exercise of Niugini Mining
     options.....................       --        --      (2,208)       --        --      (1,209)       --        --          --
  Niugini Mining equity
     offering....................       --        --          --        --        --          --        --        --      (2,138)
  LGL equity offering............       --        --      (6,699)       --        --          --        --        --          --
                                     -----     ------   --------     -----     ------   --------     -----     ------   --------
  Balance December 31............       --        --     199,533        --        --     206,735        --        --     202,011
                                     -----     ------   --------     -----     ------   --------     -----     ------   --------
RETAINED EARNINGS:
  Balance January 1..............       --        --      50,327        --        --      52,260        --        --      62,410
  Net income (loss)..............       --        --      15,245        --        --       9,572        --        --      (4,405)
  Common stock dividends.........       --        --      (4,126)       --        --      (4,030)       --        --      (2,007)
  Preferred stock dividends......       --        --      (7,475)       --        --      (7,475)       --        --      (3,738)
                                     -----     ------   --------     -----     ------   --------     -----     ------   --------
  Balance December 31............       --        --      53,971        --        --      50,327        --        --      52,260
                                     -----     ------   --------     -----     ------   --------     -----     ------   --------
CUMULATIVE FOREIGN CURRENCY
  TRANSLATION ADJUSTMENT.........       --        --      (1,137)       --        --        (100)       --        --      (3,317)
                                     -----     ------   --------     -----     ------   --------     -----     ------   --------
TOTAL SHAREHOLDERS' EQUITY.......    2,300     81,134   $371,058     2,300     80,935   $375,634     2,300     80,266   $369,560
                                     =====     ======   ========     =====     ======   ========     =====     ======   ========

   The accompanying notes are an integral part of these financial statements.

                          BATTLE MOUNTAIN GOLD COMPANY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             ---------    ---------    --------
                                                             (EXPRESSED IN THOUSANDS OF US$)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)........................................  $  15,245    $   9,572    $ (4,405)
                                                             ---------    ---------    --------
  Adjustments to reconcile net income (loss) to cash flows
     from operating activities:
     Depreciation, depletion and amortization..............     70,752       51,247      41,389
     Exploration and evaluation costs......................     11,740       10,312       6,621
     Unproven leases abandoned.............................        279           59         146
     Gain (loss) from sales of assets......................     (5,153)         243      (6,429)
     Asset write-downs.....................................      2,222           --          --
     Increase in accrued reclamation costs.................        143        1,341       1,517
     Loss (gain) on foreign currency transactions..........        439        2,075        (228)
     (Increase) decrease in accounts and notes
       receivable..........................................     (3,212)      14,542     (13,337)
     Decrease (increase) in inventories....................        841       (4,469)      6,857
     Decrease (increase) in materials and supplies.........      1,167       (4,555)     (1,762)
     (Increase) in other current assets....................     (5,832)      (3,065)     (2,091)
     (Increase) in non-current portion of deferred mining
       costs...............................................     (2,312)      (6,566)         --
     Increase (decrease) in accounts payable and other
       current liabilities.................................      3,356        3,212      (5,058)
     Deferred income tax (benefit) expense.................     (4,968)       3,581          --
     Minority interest.....................................      6,156        4,387       4,709
     Other net changes.....................................       (278)       1,203       2,136
                                                             ---------    ---------    --------
TOTAL ADJUSTMENTS..........................................     75,340       73,547      34,470
                                                             ---------    ---------    --------
NET CASH FLOWS FROM OPERATING ACTIVITIES...................     90,585       83,119      30,065
                                                             ---------    ---------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of assets............................      5,636          257      10,729
  Acquisition of minority interest.........................         --       (5,200)         --
  Capital expenditures.....................................   (120,010)     (85,335)    (64,665)
  Exploration and evaluation expenditures..................    (12,229)     (10,301)     (6,621)
  (Increase) decrease in restricted cash...................     (4,964)          --         (53)
  Other, net...............................................     (1,112)        (193)        329
                                                             ---------    ---------    --------
NET CASH FLOWS USED IN INVESTING ACTIVITIES................   (132,679)    (100,772)    (60,281)
                                                             ---------    ---------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash proceeds from stock issuances.......................     19,350        6,397     130,934
  Cash proceeds from borrowings............................     64,964           --      36,891
  Cash dividend payments...................................    (11,524)     (11,505)     (7,743)
  Debt repayments..........................................    (59,322)     (13,558)    (59,869)
  Other, net...............................................        (88)        (104)         --
                                                             ---------    ---------    --------
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES.........     13,380      (18,770)    100,213
                                                             ---------    ---------    --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH....................     (1,679)      (2,451)        (36)
                                                             ---------    ---------    --------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS.......    (30,393)     (38,874)     69,961
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.............     76,464      115,338      45,377
                                                             ---------    ---------    --------
CASH AND CASH EQUIVALENTS AT END OF YEAR...................  $  46,071    $  76,464    $115,338
                                                             =========    =========    ========

   The accompanying notes are an integral part of these financial statements.

                          BATTLE MOUNTAIN GOLD COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            (DOLLAR AMOUNTS IN US$)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation -- The accompanying consolidated financial statements include the accounts of the Battle Mountain Gold Company ("BMG") and its wholly-owned and majority-owned subsidiaries (the "Company"). The accounts of Niugini Mining Limited, a Papua New Guinea precious metals exploration, development and production company ("Niugini Mining"), have been consolidated with the Company's from January 1, 1989 (See Note 10). The accounts of Empresa Minera Inti Raymi S.A., a Bolivian gold mining company ("Inti Raymi"), have been consolidated with the Company's from April 1, 1990 (See Note 10). All significant intercompany transactions have been eliminated in consolidation. Certain prior-period items have been reclassified in the consolidated financial statements in order to conform with current year presentation.

     Inventories -- Inventories, consisting of gold, silver and copper, are reported at the lower of cost or market, using the first-in, first-out method.

     Property, Plant and Equipment -- Property, plant and equipment are stated at cost. Expenditures for development of new mines and major development expenditures at existing mines, which are expected to benefit future periods, are capitalized and amortized, generally, on the units of production method. Exploration and development costs expended to maintain production at operating mines are charged to expense as incurred. In certain cases, mining costs associated with waste rock removal are deferred as development costs and charged to operations on the basis of the average stripping ratio over the life of the mine.

     Other property, plant and equipment includes capitalized lease costs and mine development costs for projects in progress. Capitalized exploration costs are evaluated on an annual basis and costs attributable to unproductive projects are charged directly to abandonment expense.

     Generally, depreciation, depletion and amortization of mining properties and related assets are determined using the units of production method based upon estimated recoverable ore reserve tonnages or reserve ounces at the beginning of each quarter. However, assets having an estimated life of less than the estimated life of the mineral deposits are depreciated on the straight-line method based on the expected life of the asset. Write-downs and write-offs of depreciable properties are included in accumulated depreciation, depletion and amortization. Effective December 31, 1995, the Company adopted SFAS 121, "Impairment of Long-lived Assets". There was no effect on the carrying value of the Company's assets as a result of this adoption.

     Exploration and Evaluation Expenditures -- With the exception of lease acquisition costs incurred to acquire mineral rights, the Company charges all exploration and predevelopment evaluation expenditures to expense as incurred prior to delineation of economic mineralization. Exploration costs incurred subsequent to delineation of economic mineralization are capitalized.

     Capitalization of Operating Results During Mine Development -- During the start-up period for each developing mine, operating costs may exceed revenues earned from the sale of precious metals produced. In these instances, all costs incurred during this pre-commercial production period, net of revenues earned, are capitalized as property costs.

     Capitalization of Interest -- Interest expense incurred attributable to pre-commercial production stage projects is capitalized until those projects commence commercial production.

     Reclamation and Closure Costs -- Reserves for estimated future reclamation and closure costs of the Company's operating sites are accrued on a units of production basis over the estimated lives of the respective mines. These costs are charged to milling and other plant costs as accrued (See Note 14).

     Revenue Recognition -- Revenue is recognized when the dore (a combination of gold and silver) or concentrates are delivered against sales agreements or contracts and risk of loss passes to the buyer.

                          BATTLE MOUNTAIN GOLD COMPANY

     Currency Translation -- Foreign currency financial statements are translated into U.S. dollars using current exchange rates and translation gains and losses are accumulated in the balance sheet caption "Cumulative foreign currency translation adjustment," a separate component of shareholders' equity.

     Effective January 1, 1994, Niugini Mining changed its functional currency from the Papua New Guinea kina to U.S. dollars for financial reporting purposes.

     Income (Loss) Per Share -- Income (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding for the year, adjusted for common stock equivalents, if dilutive. The effects of common stock equivalents are not included in the computation of income per share for 1993 because of their antidilutive effect. Fully diluted earnings per share are not presented for any year because the effect of other dilutive securities would be antidilutive.

     Statement of Cash Flows -- At December 31, 1995, cash and cash equivalents included $29.4 million and $10.6 million attributable to Niugini Mining and Inti Raymi, respectively. Cash and cash equivalents at December 31, 1994, included $39.9 million and $15.4 million held by Niugini Mining and Inti Raymi, respectively. At December 31, 1995 and December 31, 1994, other assets included $5.8 million and $.9 million, respectively, of restricted cash held by Niugini Mining.

     For purposes of the Consolidated Statement of Cash Flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

     During the year ended December 31, 1995, the Company paid foreign withholding taxes of $2.2 million. During the year ended December 31, 1994, the Company received a U.S. income tax refund of $4.3 million and paid foreign withholding taxes of .9 million. During the year ended December 31, 1993, the Company paid $.7 million in U.S. income taxes. The Company paid $10.1 million, $6.4 million and $6.8 million in interest, net of amounts capitalized, during 1995, 1994 and 1993, respectively.

     During 1995, the Company's investing activities included the exchange of Niugini Mining's interest in the Lihir Joint Venture for the common stock of Lihir Gold Limited ("LGL"). During 1994, the Company's investing activities included the issuance of 435,897 shares of BMG's common stock (market value of $4.25 million) and payment of $4.25 million cash for the purchase of an additional 3 percent interest in the Crown Jewel Project. During 1993, the Company's investing activities did not include any significant non-cash transactions.

     Issuance of Stock by Subsidiaries -- The issuance of stock by subsidiaries is accounted for as a capital transaction in the Consolidated Financial Statements.

     Forward Sales Contracts, Options and Interest Rate Caps -- The Company may enter into fixed forward and spot deferred sales contracts for the sale of its metals as a hedge against changes in prices. Gains, losses or expenses related to these transactions are netted against revenue when the hedged production is sold. The Company may also purchase put options for the sale of its produced metals. The premiums paid for the acquisition of put options are netted against revenue in the period of expiry.

     Spot deferred sales contracts allow the Company to defer the delivery of gold under the contract to a later date at the original contract price plus the prevailing premium at the time of the deferral, as long as certain conditions are satisfied. Although spot deferred sales contracts could limit amounts realizable during a period of rising prices, the Company may "roll forward" its spot deferred contracts to future periods in order to realize current market price increases, while maintaining future downside protection.

     Premiums paid for purchased interest rate caps are amortized as interest expense over the terms of the interest rate cap agreement. Unamortized premiums are included in other assets in the Consolidated Balance Sheet. Amounts earned under cap agreements are accrued as a reduction of interest expense.

                          BATTLE MOUNTAIN GOLD COMPANY

     Estimates, risks and uncertainties -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Management believes that the estimates are reasonable.

     Realization of the Company's assets is subject to various risks including permitting of the Company's new mines, reserves estimation, gold prices and environmental factors.

NOTE 2. INVESTMENTS

     The Company's long-term investments as of December 31 include the following:

                                                                       1995          1994
                                                                     --------       ------
                                                                         (EXPRESSED IN
                                                                           THOUSANDS)
    Lihir Gold Limited.............................................  $225,150       $   --
    Other joint ventures...........................................       325           91
    Cash surrender value of life insurance, net....................     4,549        3,600
    Other..........................................................       628          401
                                                                     --------       ------
                                                                     $230,652       $4,092
                                                                     ========       ======

     Lihir Gold Limited ("LGL"), which is a company created specifically for the development, financing, operating and ownership of the Lihir project in Papua New Guinea, completed an initial public offering of common stock on October 6, 1995. LGL was formed and initially owned by the prior participants in the Lihir Joint Venture which included a 30 percent ownership by Niugini Mining, a 40 percent ownership by a subsidiary of RTZ Corporation, plc and a 30 percent ownership by an entity of the PNG government. As a result of the initial public offering, Niugini Mining now owns a 17.15 percent interest in LGL and BMG's attributable interest is 8.7 percent. Niugini Mining's interest in LGL is accounted for using the equity method of accounting, effective from October 1995, while the Company's investment in the Lihir Joint Venture was previously recorded in property, plant and equipment.

     The initial public offering by LGL was the final transaction in a series of planned transactions which restructured and reduced BMG's participation in the Lihir project. The Company recorded the effects of this series of transactions in the fourth quarter of 1995. An increase in Niugini Mining's shareholders' equity of approximately $57 million related to the issuance of the common stock by LGL at a value in excess of Niugini Mining's carrying value per share in LGL was recorded. This increase was recorded as a credit to additional paid-in capital consistent with the Company's accounting policy with regard to transactions of this nature. An offsetting increase in the carrying value of Niugini Mining's investment in LGL was recorded. The Company attributed $28 million of this increase to minority interest in its consolidated financial statements; the remainder was credited to additional paid-in capital. As a result of these transactions, the Company also amortized approximately $35 million of its investment in Niugini Mining attributable to the investment in LGL. This amortization was recorded as a charge to additional paid-in capital. The net result of these transactions in the Company's consolidated financial statements was an increase in the carrying value of the LGL investment of approximately $22 million, an increase in minority interest of approximately $28 million and a net decrease in additional paid-in capital of approximately $6 million.

     Interest costs amounting to $7.8 million in 1995 and $6 million per year in 1994 and 1993 each were capitalized in connection with the Company's investment in the Lihir project.

                          BATTLE MOUNTAIN GOLD COMPANY

NOTE 3. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment as of December 31 consists of the following:

                                                                     1995          1994
                                                                   ---------     ---------
                                                                        (EXPRESSED IN
                                                                          THOUSANDS)
    Leasehold and mine development...............................  $  96,624     $ 132,803
    Mining, milling and other equipment..........................    336,839       314,231
    Other........................................................    184,470       322,508
                                                                   ---------     ---------
                                                                     617,933       769,542
    Accumulated depreciation, depletion and amortization.........   (257,663)     (245,394)
                                                                   ---------     ---------
                                                                   $ 360,270     $ 524,148
                                                                   =========     =========

NOTE 4. ASSET WRITE-DOWNS

     In June 1995, the Company decommissioned and dismantled the milling facility formerly used at the depleted Fortitude mine in Nevada. Accordingly the remaining net carrying value of this mill and related facilities of approximately $2.2 million was charged to operations. In addition, $.9 million was charged to milling and other plant costs, representing the carrying value of spare parts rendered obsolete by the decommissioning of the milling facility. The Company did not recognize any charges for asset write-downs during 1994 or 1993.

NOTE 5. DEBT

     The Company had the following long-term debt outstanding as of December 31:

                                                                       1995         1994
                                                                     --------     --------
                                                                         (EXPRESSED IN
                                                                           THOUSANDS)
    Convertible subordinated debentures, due 2005, 6%..............  $ 99,980     $100,000
    Revolving credit facility, due 2000, variable rate.............    17,000           --
    Inti Raymi Kori Kollo project financing:
      IFC loan, variable rate......................................    22,500       27,500
      IFC convertible loan, variable rate with 11% minimum.........     5,000        5,000
      OPIC loan, variable rate.....................................    25,800       31,500
      Restructured OPIC loans, 10.5%...............................     2,644        3,231
      CAF loan, variable rate......................................     9,643       11,786
    Other..........................................................        35           12
                                                                     --------     --------
              Total................................................   182,602      179,029
    Less current portion of long-term debt.........................    13,427       13,427
                                                                     --------     --------
    Total long-term debt...........................................  $169,175     $165,602
                                                                     ========     ========

     The convertible subordinated debentures are convertible into shares of the Company's common stock at a conversion price of $20 5/8 per share, subject to anti-dilution adjustment in certain circumstances. There are 4.8 million shares of the Company's common stock reserved for issuance upon conversion of the debentures. The debentures are now redeemable at the Company's option at any time at par value plus accrued interest. There are no sinking fund requirements. Interest is payable annually. Proceeds from the issuance were added to working capital and used for general corporate purposes, including mineral acquisitions and development of properties.

     On November 6, 1995, the Company entered into a new committed non-reducing revolving credit agreement with a syndicate of six banks, led by Citibank N.A. as agent. In connection with the new revolving

                          BATTLE MOUNTAIN GOLD COMPANY
credit agreement the Company terminated its previous existing committed revolving credit agreement. The new facility, which has a termination date of November 6, 2000, provides for unsecured borrowings of up to $75 million. Interest rates under the facility are based on the facility agent's base rate, LIBOR, applicable certificate of deposit rates or gold funding rates plus an applicable margin which is subject to adjustment in case of certain changes in BMG's credit rating and certain financial ratios. Additionally, interest charges increase when outstanding borrowings under this facility exceed $25 million and, again, when such borrowings exceed $50 million. Other costs associated with the new facility include commitment fees of one-eighth percent per annum on the unused portion of the facility and facility fees of one-eighth percent per annum on the average daily commitment, in each case subject to adjustment in case of certain changes in credit rating or ratios. The revolving credit agreement imposes certain financial covenants upon the Company which include covenants relating to leverage, net worth, contained production, mineral reserves and working capital, as well as certain restrictions on liens, investments, additional debt, lease obligations, and the acquisition or disposition of assets. In addition, the agreement sets forth restrictions limiting the amount of dividends that BMG may pay based on $20 million plus 50% of consolidated net income since December 31, 1994, plus 50% of proceeds received from the sale of BMG's capital stock on a cumulative basis from the date of the agreement. The weighted average interest rate for borrowings under this facility for the year ended December 31, 1995, was 6.7 percent. No borrowings were outstanding under the previous facility in 1994. Interest charges applicable to the previous facility for the year ended December 31, 1993, were based on a weighted average interest rate ranging from 3.9 percent to 6.0 percent.

     During 1992, Inti Raymi, established separate but coordinated term credit facilities with the Overseas Private Investment Corporation ("OPIC"), International Finance Corporation ("IFC") and Corporacion Andina de Fomento ("CAF") for the development of its Kori Kollo expansion project in Bolivia. Each loan is secured by a lien on the project and is to be repaid in semi-annual installments which commenced in December 1993 and will continue through June 2000, with certain provisions for accelerated repayment in the event of substantial Kori Kollo reserve losses or significantly improved gold market conditions. Through certain ratio tests, each loan may restrict payments of intercompany debt and dividends by Inti Raymi to the owners of shares of its capital stock. Additional covenants exist which limit fixed asset purchases, additional debt and liens, and require compliance with applicable environmental laws. During 1993, the project met the prerequisite physical and financial completion tests as set forth in the facility agreements and in April 1994 achieved project completion status.

     The OPIC and IFC loan agreements require that the current mining plan indicate that production from the Kori Kollo mine extends at least three years beyond the final scheduled principal payment ("Reserve Life Provision"). Failure to meet this Reserve Life Provision results in the suspension of all debt repayments from Inti Raymi to its shareholders and all Inti Raymi dividend payments until such time as compliance with the Reserve Life Provision is achieved by either a prepayment of a sufficient portion of the debt or an increase in the Kori Kollo mine ore reserves. The IFC and CAF loan agreements contain provisions which entitle their respective agencies to receive principal prepayments proportionate to those received by OPIC. In the third quarter of 1994, the Company completed a rescheduling of the life of mine production and observed that the new schedule was not in compliance with the Reserve Life Provision due to more rapid mining and production than originally planned. The then-current plan indicated that production would extend approximately 2.8 years beyond the date of the final scheduled principal payment. To allow continuing payments of dividends and the repayment of intercompany debts, Inti Raymi obtained a temporary waiver, permitting noncompliance with the Reserve Life Provision until June 30, 1996. Inti Raymi has recently announced reserve additions which the lenders have approved as sufficient to satisfy the Reserve Life Provision well in advance of the scheduled expiration of the temporary waiver.

     The OPIC facility provided for borrowings of $40 million. Interest rates under the variable rate facility are based on LIBOR plus 2 percent. Additionally, $4.1 million of previously existing OPIC loans to Inti Raymi were restructured as loan obligations under the terms of the agreement, with the exception that they

                          BATTLE MOUNTAIN GOLD COMPANY
are subject to their originally agreed interest rates. Weighted average interest rates for borrowings under this facility for the years ended December 31, 1995, 1994 and 1993, were 8.5 percent, 6.7 percent and 5.6 percent, respectively.

     Under the IFC commitment, borrowings of $40 million were made. The interest rate for the non-convertible portion of the loan is based on LIBOR plus 2.375 percent, but Inti Raymi has the right to request an interest rate cap or collar, or may elect at any time to pay a fixed rate of interest. Of the total IFC borrowings, $5 million represents a convertible loan due on March 1, 2002, carrying a fixed annual interest rate of 11 percent with an additional interest rate provision which varies with the price of gold. Weighted average interest rates for borrowings under this facility for the years ended December 31, 1995, 1994 and 1993 were 8.6 percent, 6.9 percent and 6.0 percent, respectively, for the non-convertible portion of the loan and 12.8 percent, 13.7 percent and 12 percent, respectively, for the convertible portion of the loan. The loan may be converted, at IFC's option, into an equity interest of up to a 3.98 percent in Inti Raymi. Upon the conversion of the convertible loan into equity, the Company and Inti Raymi's minority owner would have their interests in the capital stock of Inti Raymi diluted proportionately. Each share of Inti Raymi common stock issued by Inti Raymi as a result of such conversion will have an associated put option which, if exercised by IFC, would require BMG and Inti Raymi's minority shareholder to purchase such share at its fair market value as determined at the time the put is exercised.

     The CAF facility provided for borrowings of $15 million. Interest rates under the facility are based on LIBOR. These funds were obtained from several sources. CAF charged a supervision and oversight fee and a commitment fee in addition to fees charged by the participants in the funding. Weighted average interest rates for borrowings under this facility for the years ended December 31, 1995, 1994 and 1993, were 7.3 percent, 5.5 percent and 4.7 percent, respectively.

     The Company has a $15 million uncommitted revolving credit facility with the Union Bank of Switzerland. Interest rates under the facility are variable, based on either the bank's base rate or a negotiated rate. There are no additional costs or financial restrictions under this facility. No loans were outstanding under this revolving credit facility as of December 31, 1995 and 1994; however, letters of credit amounting to $2.2 million and $4.8 million had been issued against this facility as of December 31, 1995 and 1994, respectively. The weighted average interest rate for borrowings under this facility for the year ended December 31, 1995, was 6.7 percent. There were no interest charges for the year ended December 31, 1994, since the Company did not borrow against this facility in 1994. Interest charges for the year ended December 31, 1993, were based on weighted average interest rates of 3.5 to 4.3 percent.

     Scheduled maturities of the Company's long-term debt for each of the next five years are $13.4 million for 1996 through 1999 and $6.9 million in 2000. In addition, all borrowings then outstanding under the new revolving credit facility are due and payable on November 6, 2000.

     BMG has effective a registration statement under the Securities Act of 1933, as amended, for what is commonly referred to as a "universal shelf" filing covering up to $200 million of its debt securities, preferred stock, depositary shares, common shares and warrants which may be offered from time to time.

NOTE 6. SHAREHOLDERS' EQUITY

     Reference is made to Note 5 for information regarding the number of shares of common stock reserved for issuance for the conversion of the Company's outstanding convertible subordinated debentures.

     The Company's Board of Directors is authorized to divide the preferred stock into series. With respect to each series the Board may determine the dividend rights, dividend rates, conversion rights and voting rights (which may be greater or less than the voting rights of the common stock). The Board may also determine the redemption rights and terms, liquidation preferences, sinking fund rights and terms, the number of shares constituting the series and the designation of each series.

                          BATTLE MOUNTAIN GOLD COMPANY

     Pursuant to their authority to divide the preferred stock into series, the Board of Directors in 1988 designated 2,000,000 shares of preferred stock as "Series A Junior Participating Preferred Stock" for possible issuance upon the exercise of stock rights as described below.

     Stock Rights -- Since November 21, 1988, when the Company's Board of Directors declared a dividend of one right for each outstanding share of the Company's common stock, each share of the Company's outstanding common stock carries with it such right. Each right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, for an exercise price of $60, subject to adjustment. The rights expire on November 10, 1998. They will not be exercisable nor transferable apart from the common stock until such time as a person or group acquires 20 percent of the Company's common stock or initiates a tender offer that will result in ownership of 30 percent of the Company's common stock. In the event that the Company is merged, and its common stock is exchanged or converted, the rights will entitle the holders to buy shares of the acquirer's common stock at a 50 percent discount. Under certain other circumstances, the rights can become rights to purchase the Company's common stock at a 50 percent discount. The rights may be redeemed by the Company for one cent per right at any time until 10 days following the first public announcement of a 20 percent acquisition of beneficial ownership of the Company's common stock.

     Convertible Preferred Stock -- On May 20, 1993, the Company received $111 million in net proceeds from the issuance of 2.3 million shares of its convertible preferred stock with a liquidation preference of $50 per share plus any accrued and unpaid dividends. Each share of preferred stock will pay an annual cumulative dividend of $3.25 and is convertible at any time at the option of the holder into 4.762 shares of the Company's common stock. The preferred stock is redeemable at the option of the Company solely for shares of the Company's common stock beginning May 15, 1996. There are approximately 11 million shares of the Company's common stock reserved for issuance upon conversion of the preferred stock.

NOTE 7. FEDERAL AND FOREIGN INCOME TAX

     Federal and foreign income tax (benefit) expense consisted of the following at December 31:

                                                               1995       1994       1993
                                                             --------    -------    -------
                                                                (EXPRESSED IN THOUSANDS)
    Current
      United States........................................  $     --    $(2,288)   $(5,117)
      Foreign..............................................     2,164      1,226      1,028
                                                             --------    -------    -------
              Total current................................     2,164     (1,062)    (4,089)
                                                             --------    -------    -------
    Deferred
      United States........................................   (10,171)        --         --
      Foreign..............................................     5,203      3,581         --
                                                             --------    -------    -------
              Total deferred...............................    (4,968)     3,581         --
                                                             --------    -------    -------
                                                             $ (2,804)   $ 2,519    $(4,089)
                                                             ========    =======    =======

     Consolidated income before income taxes includes income from foreign operations of $36.1 million, $32.7 million and $13.8 million in 1995, 1994 and 1993, respectively.

                          BATTLE MOUNTAIN GOLD COMPANY

     The Company's net deferred tax position at December 31, is comprised of the following:

                                                                       1995         1994
                                                                     --------     --------
                                                                         (EXPRESSED IN
                                                                          THOUSANDS)
    Deferred tax assets............................................  $ 74,415     $ 55,275
    Deferred tax liabilities.......................................   (72,035)     (57,822)
    Valuation allowance............................................      (993)      (1,034)
                                                                     --------     --------
    Net deferred tax asset (liability).............................  $  1,387     $ (3,581)
                                                                     ========     ========

     Temporary differences and carryforwards which gave rise to significant portions of deferred tax assets and liabilities at December 31 are as follows:

                                                                       1995         1994
                                                                      -------     --------
                                                                         (EXPRESSED IN
                                                                           THOUSANDS)
    Net operating loss carryforwards................................  $25,131     $ 24,975
    Alternative minimum tax credit carryforward.....................    4,552        4,552
    Employee compensation and benefits accrued......................    5,480        5,052
    Foreign tax credit carryforwards................................   11,859           --
    Property, plant and equipment...................................  (21,319)     (22,126)
    Undistributed earnings of foreign subsidiaries..................  (23,493)     (17,556)
    Other, net......................................................      170        2,556
    Valuation allowance.............................................     (993)      (1,034)
                                                                      -------     --------
    Net deferred tax asset (liability)..............................  $ 1,387     $ (3,581)
                                                                      =======     ========

     A reconciliation of income tax at the U.S. statutory rate to income tax (benefit) expense as of December 31 follows:

                                                               1995       1994       1993
                                                              -------    -------    -------
                                                                (EXPRESSED IN THOUSANDS)
    Income tax based on statutory rate of 35%...............  $ 4,354    $ 4,232    $(2,973)
    Increases (reductions) resulting from:
      Foreign withholding tax, net..........................       --      4,377         --
      Change in filing position regarding foreign tax
         credits............................................   (7,125)        --         --
      Undistributed (income) losses of foreign subsidiaries
         not subject to income tax..........................     (630)       302     (1,030)
      Change in valuation allowance.........................      (41)    (7,327)       722
      Other, net............................................      638        935       (808)
                                                              -------    -------    -------
    Income tax (benefit) expense............................  $(2,804)   $ 2,519    $(4,089)
                                                              =======    =======    =======

     The Omnibus Budget Reconciliation Act of 1993, enacted on August 10, 1993, retroactively increased the federal statutory income tax from 34 percent to 35 percent for periods beginning on or after January 1, 1994. The effect of the rate change was not significant to the Company's net deferred income tax position.

     U.S. taxes have been provided on the undistributed earnings of subsidiaries and joint ventures with the exception of Niugini Mining which is in a cumulative loss position.

     The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. Such returns have been closed through the year 1991.

     At December 31, 1995, the Company had approximately $71.8 million of regular net operating losses and $9.3 million of alternative minimum tax net operating loss carryforwards expiring beginning in 2007, available

                          BATTLE MOUNTAIN GOLD COMPANY
to offset future U.S. federal income tax and approximately $4.6 million of alternative minimum tax credits available on an indefinite carryforward basis. Changes in the ownership of a company can result in an annual limitation under IRC section 382 on the amount of the tax net operating loss carryforwards which can be utilized in any one year. The annual limitation is based on the value of the company as of the ownership change date multiplied by the federal long-term tax exempt rate. It is not anticipated that the section 382 limitation will significantly restrict the future utilization of BMG's net operating loss carryforwards.

NOTE 8. MAJOR CUSTOMERS AND EXPORT GROSS REVENUES

     All sales of the Company's products are made to precious metals smelters, refiners or traders. Accordingly, the precious metals industry has substantial influence over the market for the Company's products.

     During 1995, gross revenues from five separate buyers accounted for $83.2 million, $72.9 million, $35.6 million, $25.2 million and $22.5 million of total gross revenues, respectively, representing 80.0 percent of total gross revenues. International gross revenues for 1995 were $299.3 million, of which $58.1 million were from export of U.S. product. In 1994, gross revenues from four separate buyers of $69.0 million, $64.8 million, $36.8 million and $17.1 million, respectively, accounted for 77.3 percent of total gross revenues. Of the Company's $243.0 million international gross revenues in 1994, $46.6 million were from export of U.S. product. For 1993, 80.1 percent of the Company's total gross revenues were distributed among six separate buyers who accounted for $55.3 million, $36.2 million, $25.3 million, $17.4 million, $17.0 million and $14.8 million in gross revenues, respectively. International gross revenues of $207.2 million in 1993 included $47.9 million from export of U.S. product. Alternate buyers are available to replace the loss of any of the Company's principal customers.

NOTE 9. OTHER INCOME (EXPENSE), NET

     Included in other income (expense), net, are certain non-operating revenues, net of related expenses, consisting of:

                                                                 1995      1994       1993
                                                                ------    -------    ------
                                                                (EXPRESSED IN THOUSANDS)
    Foreign currency exchange gains (losses)..................  $ (431)   $(2,075)   $  228
    Gain on sale of investments...............................      --        725     2,697
    Gain on sale of property, plant and equipment.............   5,542         --     3,730
    Royalty income............................................   1,331        820        --
    Other.....................................................     470        286      (947)
                                                                ------    -------    ------
                                                                $6,912    $  (244)   $5,708
                                                                ======    =======    ======

NOTE 10. ACQUISITIONS

     Niugini Mining -- In the aggregate, since January 1, 1989, the Company has paid $204.1 million for 59.3 million shares of the common stock of Niugini Mining representing a 50.5 percent ownership interest as of December 31, 1995. In December 1993, Niugini Mining issued 5.8 million of its common shares at A$5.00 per share in a public offering which provided net proceeds of approximately $19.1 million U.S. equivalent. As a result of this stock offering, BMG's ownership interest in Niugini Mining decreased from 56.5 percent to 52.6 percent. In December 1993, the Company recorded a $2.1 million adjustment to reduce the carrying value of its investment in Niugini Mining to reflect the reduction in ownership interest. In 1995 and 1994, BMG's ownership interest was diluted to 50.6 percent and 51.4 percent, respectively, due to employee stock options that were exercised during the year. In May 1995 and June 1994 the Company recorded adjustments of $2.2 million and $1.2 million, respectively, to reduce the carrying value of its investment in Niugini Mining to reflect these reductions in ownership interest. In December 1995, the Company paid approximately

                          BATTLE MOUNTAIN GOLD COMPANY

$17 million to purchase 11.9 million additional shares of Niugini Mining through exercise of its share of options issued to Niugini Mining's shareholders in May 1995.

     At December 31, 1995, the carrying value attributed to the Company's proportionate share of Niugini Mining's investment in LGL exceeded its proportionate share of Niugini Mining's historical cost basis in LGL by $102 million. Such excess will be amortized against the Company's share of the earnings of LGL based on the estimated recoverable reserves attributable to the Lihir project upon commencement of production (See Note 2).

     Inti Raymi -- On March 8, 1994, the Company purchased an additional 3 percent of Inti Raymi's outstanding stock for $5.2 million from Zeland Mines, S.A. to increase the Company's ownership interest to 88 percent. As of December 31, 1995, the Company had invested an aggregate of $41.1 million in cash and 9 million of its common shares (valued at approximately $76.3 million) to acquire its 88 percent equity interest in Inti Raymi.

     At December 31, 1995, the carrying value, net of accumulated amortization, attributed to the Company's share of the Kori Kollo and Llallagua gold deposits exceeded its proportionate share of Inti Raymi's historical cost basis in the deposits by $82.8 million. This excess has been capitalized to property and is being amortized by the units of production method based on the deposits' estimated recoverable reserves. Amortization of the excess cost amounted to $10.8 million, $11.1 million and $8.6 million in 1995, 1994 and 1993, respectively.

     Interest costs amounting to $.7 in 1995, $.4 million in 1994 and $.6 million in 1993 were capitalized in connection with the Kori Kollo project.

NOTE 11. COMMON STOCK AND STOCK OPTIONS

     Stock Options -- Under the Company's 1994 Long-term Incentive Plan and a predecessor stock option plan, 5,980,000 shares of the Company's Common Stock were reserved for issuance as of December 31, 1995. Of this number 3,240,582 shares and 3,641,173 shares, respectively, were available for future grants of stock options, restricted stock, performance shares or other stock awards at December 31, 1995 and 1994, respectively.

     Non-employee directors of the Company are granted non-qualified stock options under a separate stock option plan for outside directors. Under this plan, a total of 250,000 shares of the Company's common stock are reserved for issuance, of which 150,000 shares and 160,500 shares are available for future grants at December 31, 1995 and 1994, respectively.

     Options granted under the above plans are exercisable under the terms of the respective option agreements at the market price of the common stock at the date of grant, subject to anti-dilution adjustments in certain circumstances. Payment of the exercise price may be made in cash or in shares of common stock previously owned by the optionee, valued at current market value.

     Under a deferred income stock option plan for officers and directors, each participant may elect to receive a non-qualified stock option in lieu of a portion of his compensation. A maximum of 2,000,000 shares of common stock is issuable under the plan, of which 1,729,328 shares and 1,751,391 shares are available for future grants at December 31, 1995 and 1994, respectively. Options granted pursuant to the plan become exercisable at the beginning of the calendar year immediately following the year in which the option was granted. They expire no later than 10 years after the date of grant. The amount of deferred compensation is accrued as compensation expense during the period earned.

                          BATTLE MOUNTAIN GOLD COMPANY

     Additional information for 1995 related to the Company's stock option plans follows:

                                                           NUMBER OF SHARES     OPTION PRICE
                                                             UNDER OPTION      RANGE PER SHARE
                                                           ----------------    ---------------
    Outstanding at December 31, 1994.....................      2,175,648       $4.83 to $20.75
      Granted............................................        496,950       $9.25 to $11.38
      Exercised..........................................        (94,363)      $6.00 to $11.19
      Expired............................................        (63,796)      $6.88 to $11.38
                                                                --------
    Outstanding at December 31, 1995.....................      2,514,439       $4.83 to $20.75
                                                                ========
    Exercisable at December 31, 1995.....................      1,760,174       $4.83 to $20.75
                                                                ========

     At December 31, 1995, expiration dates for the outstanding options ranged from July 1, 1996, to August 24, 2005. The weighted average exercise price per share was $9.51.

NOTE 12. BENEFITS PLANS

     Pension Plans -- Substantially all U.S. employees of the Company are covered by non-contributory pension plans. The U.S. plans provide benefits based on participants' years of service and compensation or defined amounts for each year of service. The Company makes annual contributions to the U.S. plans that comply with the minimum funding provisions of the Employee Retirement Income Security Act ("ERISA").

     During 1993, the plans for BMG's Australian employees were changed from non-contributory defined benefit plans to defined contribution plans.

     Pension costs are generally accrued and charged to expense currently. Net periodic pension cost included the following components:

                                                               1995       1994       1993
                                                              -------    -------    -------
                                                                (EXPRESSED IN THOUSANDS)
    Service cost -- benefits earned during the year.........  $   518    $   599    $   648
    Interest cost on projected benefit obligations..........    1,618      1,499      1,611
    Expected return on plan assets..........................   (1,888)    (2,060)    (1,773)
    Net amortization and deferral...........................      246        258        (88)
                                                              -------    -------    -------
              Net periodic pension cost.....................  $   494    $   296    $   398
                                                              =======    =======    =======

     At December 31, 1995, 1994 and 1993, the projected long-term rate of return on plan assets was 9 percent.

     Actual return on the plans' assets was $6.4 million for the year ended December 31, 1995, $1.4 million for the year ended December 31, 1994, and $.3 million for the year ended December 31, 1993.

                          BATTLE MOUNTAIN GOLD COMPANY

     The following sets forth the plans' funded status and related amounts as of December 31:

                                                                      1995          1994
                                                                     -------       -------
                                                                         (EXPRESSED IN
                                                                           THOUSANDS)
    Actuarial present value of benefit obligations:
      Vested benefit obligation....................................  $20,282       $17,148
                                                                     =======       =======
      Accumulated benefit obligation...............................  $21,712       $18,163
                                                                     =======       =======
      Projected benefit obligation.................................  $23,386       $19,299
    Plan assets at fair value......................................   26,724        21,498
                                                                     -------       -------
    Plan assets in excess of projected benefit obligation..........    3,338         2,199
    Unrecognized net gain and effects of changes in actuarial
      assumptions..................................................   (3,953)       (2,585)
    Unrecognized net asset at transition...........................     (796)         (914)
    Prior service cost not yet recognized in net periodic pension
      cost.........................................................    2,879         3,262
                                                                     -------       -------
    Prepaid pension cost...........................................  $ 1,468       $ 1,962
                                                                     =======       =======

     Plan assets include equity securities, common trust funds and various debt securities. Weighted average rate assumptions used in determining estimated benefit obligations were as follows:

                                                                            1995     1994
                                                                            ----     ----
    Discount Rate.........................................................  7.5%     8.5%
    Rate of increase in compensation levels...............................  8.8%     6.0%

     Contribution Plans -- The Company has defined contribution plans available for all full-time U.S. salaried employees and all full-time U.S. hourly employees. The plans provide for savings contributions by employees from 1 to 16 percent of their compensation, subject to ERISA limitations. The Company matches 50 to 100 percent of employee contributions with BMG's common stock, subject to a limit of 6 percent of an employee's compensation during each plan year.

     The Company has defined contribution plans available for all BMG's Australian salaried and hourly employees. The Company's contributions to the salaried plan are determined in accordance with the trust deed. The Company's contributions to the hourly plan are determined in accordance with the union award.

     All Company contributions to the plans are expensed and funded currently. The cost of such Company contributions to the U.S. plans was $.4 million, $.3 million and $.5 million in 1995, 1994 and 1993, respectively. The cost attributable to the Australian plans was $.8 million, $.7 million and $.6 million in 1995, 1994 and 1993, respectively.

     Postretirement Health Care and Life Insurance Benefits -- Substantially all of the Company's U.S. employees may become eligible for certain unfunded health care and life insurance benefits when they reach retirement age while working for the Company.

     Net periodic postretirement benefit cost included the following components:

                                                                1995       1994       1993
                                                                -----     ------     ------
                                                                  (EXPRESSED IN THOUSANDS)
    Service cost..............................................  $ 275     $  460     $  367
    Interest cost on accumulated benefit obligation...........    502        554        644
    Amortization of (gain) loss...............................   (108)        --         --
                                                                -----     ------     ------
    Net periodic postretirement benefit cost..................  $ 669     $1,014     $1,011
                                                                =====     ======     ======

                          BATTLE MOUNTAIN GOLD COMPANY

     The following table presents the plans' status at December 31:

                                                                          1995       1994
                                                                         ------     ------
                                                                           (EXPRESSED IN
                                                                             THOUSANDS)
    Accumulated postretirement benefit obligation:
      Retirees.......................................................    $4,863     $3,940
      Fully eligible active plan participants........................       591        720
      Other active plan participants.................................     2,133      2,299
                                                                         ------     ------
                                                                          7,587      6,959
    Unrecognized net gain (loss).....................................     1,215      1,510
                                                                         ------     ------
    Accrued postretirement benefit cost..............................    $8,802     $8,469
                                                                         ======     ======

     The discount rate used in determining the accumulated postretirement benefit obligation was 7.5 percent for 1995 and 8.5 percent for 1994. For 1995 and 1994, the assumed annual rate of increase in the per capita cost of covered health care benefits was 9 and 12 percent, respectively. For 1995 calculations, a gradual decrease in the rate is assumed through the year 2000 when the rate is estimated to reach 6 percent and remain at that level thereafter. For 1994 calculations, a gradual decrease in the rate is assumed through the year 1999 when the rate is estimated to reach 6 percent and remain at that level thereafter. A one percent increase in the assumed health care cost trend rates would increase the accumulated postretirement benefit obligation as of December 31, 1995, by approximately $1.1 million, and would increase the total of the service and interest cost components of net periodic postretirement health care cost for 1995 by approximately $.1 million.

     Postemployment Benefits -- Effective January 1, 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits". This standard requires that the expected cost of these benefits must be charged to expense during the periods that employees vest in these benefits. The Company had previously recognized these costs as an expense when paid. Adoption of the standard did not have a material effect on the Company's financial position or on its results of operations. Postemployment benefit costs recognized under this standard do not differ significantly from those that would have been reported under the previous method.

                          BATTLE MOUNTAIN GOLD COMPANY

NOTE 13. GEOGRAPHIC SEGMENT INFORMATION

     The following table sets forth certain financial information relating to international and domestic operations:

                                                              YEAR ENDED DECEMBER 31,
                                                         ----------------------------------
                                                           1995         1994         1993
                                                         --------     --------     --------
                                                              (EXPRESSED IN THOUSANDS)
    Gross revenues:
      United States....................................  $ 58,058     $ 46,562     $ 47,915
      Austral Pacific..................................    73,326       40,314       57,060
      South America....................................   167,911      156,108      102,276
                                                         --------     --------     --------
                                                         $299,295     $242,984     $207,251
                                                         ========     ========     ========
    Operating Income (Loss):
      United States....................................  $(13,098)    $(10,673)    $(19,239)
      Austral Pacific..................................     1,051       (2,976)       7,046
      South America....................................    29,065       34,861        7,434
      Other International..............................    (1,034)      (1,270)        (975)
                                                         --------     --------     --------
                                                           15,984       19,942       (5,734)
    Interest and Other income (expense), net...........     2,613       (3,464)       1,949
                                                         --------     --------     --------
    Income (Loss) Before Income Taxes and Minority
      Interest.........................................  $ 18,597     $ 16,478     $ (3,785)
                                                         ========     ========     ========
    Identifiable Assets:
      United States....................................  $109,618     $114,789     $132,669
      Austral Pacific..................................   295,423      228,989      216,200
      South America....................................   331,035      335,683      318,959
      Other International..............................     1,063          308          324
                                                         --------     --------     --------
                                                         $737,139     $679,769     $668,152
                                                         ========     ========     ========

NOTE 14. COMMITMENTS AND CONTINGENCIES

     Total operating lease rental expenses (exclusive of mineral leases) were $3.4 million, $2.2 million and $1.4 million for 1995, 1994 and 1993, respectively.

     Aggregate minimum rentals (exclusive of mineral leases) subsequent to December 31, 1995, under non-cancelable leases for the years ending December 31, 1996 to 2000, are estimated to be $3.1 million, $2.4 million, $1.8 million, $1.0 million and $.6 million, respectively. Lease commitments beyond the year 2000 total $1.8 million.

     Pursuant to pricing provisions as set out in dore customer contracts, as of December 31, 1995, the Company had committed to sell 14,300 ounces of gold contained in dore valued at approximately $5.6 million at prices determined during various pricing periods in 1995, none of which exceeds 45 days. The average price of gold sold under this commitment is approximately $389 per ounce.

     All of the Company's mining and processing operations are subject to reclamation and closure requirements. The Company monitors such requirements and periodically revises its cost estimates to meet the legal and regulatory requirements of the various jurisdictions in which it conducts its business. Where possible, plans for ongoing operations and future mine development are implemented in a manner that contributes to the fulfillment of reclamation and closure obligations in a cost effective manner through the conduct of ongoing operating activities. Costs estimated to be incurred in future periods which cannot be

                          BATTLE MOUNTAIN GOLD COMPANY
addressed in this manner are charged to operations through provisions based on the units of production method such that the estimated cost of ultimate reclamation is fully provided for by the time mineral reserves are depleted. The timing of actual cash expenditures for reclamation may be accelerated or deferred depending on cost and other determinations which may make such decisions prudent in the circumstances. The Company believes that these policies and practices adequately address its reclamation obligations and provide a systematic and rational method of charging such costs to operations consistent with industry practice. Accruals amounting to an aggregate of $8.0 million at December 31, 1995, are included as long-term liabilities in the Company's Consolidated Balance Sheet. At the Battle Mountain Complex, aggregate reclamation expenditures estimated to be spent in future periods are expected to amount to approximately $7.8 million. Actual expenditures made to date have equaled the total amount accrued to date, therefore there is no net accrued liability at December 31, 1995 for this location. Estimated ultimate reclamation obligations and related accrued liability balances at December 31, 1995, respectively, for each of the Company's other operating mines is as follows: San Luis $3.3 million and $1.7 million, Pajingo $2.6 million and $1.5 million, Kori Kollo $10.0 million and $1.9 million and Red Dome $3.7 million and $2.9 million. Reclamation expenditures for the San Cristobal mine are not expected to be material.

NOTE 15. FORWARD SALES AND HEDGING

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. Derivative instruments are used to manage well-defined interest rate, foreign currency exchange rate and commodity price risks.

     Interest rate cap agreements are used to reduce the potential impact of increases in interest rates on floating-rate long-term debt. At December 31, 1995, Inti Raymi was party to three interest rate cap agreements which were effective June 1, 1994, each with a term of three years. The agreements entitle Inti Raymi to receive from counterparties on a quarterly basis the amounts, if any, by which Inti Raymi's interest payments on a portion of its LIBOR based floating-rate Kori Kollo project financing exceed various fixed rates over the term of the caps. The fixed rates in the cap agreements gradually escalate from
5.4 percent in 1995 to 7.2 percent in 1997. Inti Raymi has hedged 50 percent of its net interest rate exposure currently related to the Kori Kollo LIBOR based project financing. The hedge increases to 100 percent of its exposure by June 1996. Inti Raymi has not hedged any of its exposure subsequent to December 1997. The net unamortized cost of the premiums paid for these caps amounting to $.5 million at December 31, 1995, has been included in other assets. Since the interest rate caps were put in place, the Company has amortized approximately $.2 million of such premiums and has received approximately $.2 million in settlement of expiring caps.

                          BATTLE MOUNTAIN GOLD COMPANY

     The Company uses fixed forward sales contracts, spot deferred sales contracts and put options to hedge anticipated sales of gold, silver and copper. The following table summarizes the Company's forward sales contracts at December 31, 1995:

                                                              AVERAGE PRICE
                                              AMOUNT            PER UNIT            PERIOD
                                              -------         -------------    ----------------
    BMG
      Forward sales contracts
         Gold...............................  129,977oz         US$397         Jan 96 - Oct 96
    Niugini Mining
      Forward sales contracts
         Gold...............................   91,529oz          A$536         Jan 96 - Dec 96
                                               28,679oz         US$386              Jan 96
         Silver.............................   12,568oz         US$5.87             Jan 96
         Copper.............................    2,000tonnes    US$2,654        Jan 95 - Feb 96
    Inti Raymi
      Forward sales contracts
         Gold...............................   83,500oz         US$396         Jan 96 - Jun 96
      Purchased put options
         Gold...............................   42,000oz         US$385         Jan 96 - Apr 96

     Deferred costs associated with Inti Raymi's forward sales contracts amounted to $1.3 million and $1.5 million at December 31, 1995 and 1994, respectively. Deferred costs associated with put options amounted to $.2 million at December 31, 1995. The Company did not own any put options at December 31, 1994.

     At December 31, 1995, the aggregate amount by which the net market value of the Company's open forward sales contracts is greater than the spot price of $387 per ounce of gold, $5.19 per ounce of silver, and $2,815 per tonne of copper, before consideration of the deferred costs referred to above, is $2.6 million, of which $.4 million is attributable to minority interests. Australian dollar contracts were converted to U.S. dollars at the December 1995 month end exchange rate of US$.74 to A$1.

     The Company is exposed to credit-related losses in the event of nonperformance by the counterparties to its interest rate caps and forward sales contracts, but does not expect any counterparties to fail to meet their obligations. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.

NOTE 16. FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31:

                                                         1995                    1994
                                                 --------------------    --------------------
                                                 CARRYING      FAIR      CARRYING      FAIR
                                                  AMOUNT      VALUE       AMOUNT      VALUE
                                                 --------    --------    --------    --------
                                                           (EXPRESSED IN THOUSANDS)
    Financial Assets Interest rate caps........  $    490    $     23    $    685    $  1,677
    Financial Liabilities Debt.................  $182,603    $157,108    $179,029    $158,662

                          BATTLE MOUNTAIN GOLD COMPANY

     The carrying amounts of the interest rate caps and debt shown in the table are included in the Consolidated Balance Sheet under Other Assets and Long-Term Debt, respectively.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     Cash, cash equivalents, trade receivables, and trade payables -- The carrying amounts approximate fair value because of the short maturity of those instruments.

     Other assets -- The amounts reported relate to the interest rate cap agreements described in Note 15. The carrying amount comprises the unamortized premiums paid for the contracts. The fair value is estimated using option pricing models.

     Debt -- The fair value of the Company's convertible subordinated debentures is based on the quoted market price of the debentures at the reporting date. Due to the generally variable interest rate features of the OPIC, IFC and CAF loans, the Company believes the carrying amounts approximate the fair value of this debt at the reporting date.

     The Company has issued corporate guarantees totaling $4.5 million to ensure that the reclamation of the Battle Mountain Complex mines will be performed as specified in the operating permits issued by the State of Nevada. In addition, the Company has a letter of credit outstanding for $2.2 million as collateral for surety bonds provided as security for various reclamation obligations. The Company believes the carrying value of these financial instruments approximates their fair market value.

                       SUPPLEMENTAL FINANCIAL INFORMATION
                                  (UNAUDITED)

QUARTERLY RESULTS

                                                               EARNINGS      DIVIDENDS PER       DIVIDENDS
                           NET       OPERATING      NET       (LOSS) PER        COMMON              PER
                          SALES       INCOME      INCOME     COMMON SHARE        SHARE        PREFERRED SHARE
                         --------    ---------    -------    ------------    -------------    ---------------
                                      (EXPRESSED IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, OF US$)
1995
  First Quarter........  $ 54,082     $ 3,420     $ 2,482       $  .01           $.025            $ .8125
  Second Quarter.......    81,263       6,607       7,630          .06              --              .8125
  Third Quarter........    65,485       2,713       2,753          .01            .025              .8125
  Fourth Quarter.......    83,430       3,244       2,380          .01              --              .8125
                         --------     -------     -------       ------           -----            -------
                         $284,260     $15,984     $15,245       $  .09           $.050            $3.2500
                         ========     =======     =======       ======           =====            =======
1994
  First Quarter........  $ 50,917     $ 7,182     $ 2,848       $  .01           $.025            $ .8125
  Second Quarter.......    57,036       6,028       3,084          .01              --              .8125
  Third Quarter........    55,827       1,856       1,451         (.01)           .025              .8125
  Fourth Quarter.......    65,890       4,876       2,189          .01              --              .8125
                         --------     -------     -------       ------           -----            -------
                         $229,670     $19,942     $ 9,572       $  .02           $.050            $3.2500
                         ========     =======     =======       ======           =====            =======

                          BATTLE MOUNTAIN GOLD COMPANY

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)
                             (IN THOUSANDS OF US$)

                                     ASSETS

                                                                       MARCH 31,     DECEMBER 31,
                                                                         1996            1995
                                                                       ---------     ------------
Current assets
  Cash and cash equivalents..........................................  $  42,658       $ 46,071
  Accounts receivable................................................     27,591         26,320
  Inventories........................................................     14,113          4,158
  Materials and supplies.............................................     29,102         26,563
  Other current assets...............................................     14,739         12,846
                                                                       ---------       --------
          TOTAL CURRENT ASSETS.......................................    128,203        115,958
  Investments........................................................    231,422        230,652
  Net property, plant and equipment..................................    352,152        360,270
  Other assets.......................................................     31,319         30,259
                                                                       ---------       --------
TOTAL ASSETS.........................................................  $ 743,096       $737,139
                                                                       =========       ========
                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Short term borrowings..............................................  $     449       $  2,571
  Current maturities of long-term debt...............................     13,428         13,427
  Accounts payable...................................................     16,720         13,251
  Payroll and related benefits accrued...............................      4,804          5,039
  Accrued interest...................................................      3,446          7,198
  Other current liabilities..........................................      5,047          5,448
                                                                       ---------       --------
          TOTAL CURRENT LIABILITIES..................................     43,894         46,934
Long-term debt.......................................................    182,166        169,175
Other liabilities....................................................     39,901         38,199
                                                                       ---------       --------
          TOTAL LIABILITIES..........................................    265,961        254,308
Minority interest....................................................    110,967        111,773
Shareholders' equity.................................................    366,168        371,058
                                                                       ---------       --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...........................  $ 743,096       $737,139
                                                                       =========       ========

   The accompanying notes are an integral part of these financial statements.

                          BATTLE MOUNTAIN GOLD COMPANY

                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)
                 (IN THOUSANDS, EXCEPT PER SHARE DATA , OF US$)

                                                                           THREE MONTHS ENDED
                                                                               MARCH 31,
                                                                       --------------------------
                                                                         1996            1995
                                                                       ---------     ------------
GROSS REVENUE........................................................  $  60,239       $ 56,120
  Less: Freight, allowances and royalties............................      2,554          2,038
                                                                       ---------       --------
NET SALES............................................................     57,685         54,082
                                                                       ---------       --------
COSTS AND EXPENSES
  Production costs...................................................     39,827         31,811
  Depreciation, depletion and amortization...........................     14,483         12,358
  Exploration, evaluation and other lease costs......................      4,839          3,222
  General and administrative expenses................................      3,311          2,709
  Taxes, other than income...........................................        746            562
                                                                       ---------       --------
          Total......................................................     63,206         50,662
                                                                       ---------       --------
OPERATING (LOSS) INCOME..............................................     (5,521)         3,420
Interest income......................................................        808            947
Interest expense, net................................................     (1,687)        (1,711)
Other (expense) income, net..........................................     (1,511)           650
                                                                       ---------       --------
(LOSS) INCOME BEFORE INCOME TAXES AND MINORITY INTEREST..............     (7,911)         3,306
Income tax benefit (expense).........................................      2,545           (261)
Minority interest in net loss (income)...............................      1,363           (563)
                                                                       ---------       --------
NET (LOSS) INCOME....................................................     (4,003)         2,482
Preferred dividends..................................................      1,869          1,869
                                                                       ---------       --------
NET (LOSS) INCOME TO COMMON SHARES...................................  $  (5,872)      $    613
                                                                       =========       ========
(LOSS) INCOME PER COMMON SHARE.......................................  $    (.07)      $    .01
                                                                       =========       ========
DIVIDENDS PER COMMON SHARE...........................................  $    .025       $   .025
                                                                       =========       ========
AVERAGE COMMON SHARES OUTSTANDING FOR (LOSS) INCOME PER SHARE
  PURPOSES...........................................................     81,251         86,294

   The accompanying notes are an integral part of these financial statements.

                          BATTLE MOUNTAIN GOLD COMPANY

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                             (IN THOUSANDS OF US$)

                                                                         THREE MONTHS ENDED
                                                                              MARCH 31,
                                                                       -----------------------
                                                                         1996           1995
                                                                       --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES:
NET (LOSS) INCOME....................................................  $ (4,003)      $  2,482
Adjustments to reconcile net (loss) income to cash flows from operating activities:
  Depreciation, depletion and amortization...........................    14,483         12,358
  Exploration and evaluation costs...................................     3,372          3,058
  Deferred taxes.....................................................    (2,545)          (316)
  Change in current assets and liabilities...........................    (7,057)       (10,740)
  Other net change...................................................     1,167            125
                                                                       --------       --------
Total Adjustments....................................................     9,420          4,485
                                                                       --------       --------
NET CASH FLOWS FROM OPERATING ACTIVITIES.............................     5,417          6,967
                                                                       --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures...............................................   (13,506)       (21,268)
  Exploration and evaluation expenditures............................    (3,689)        (2,949)
  Other, net.........................................................      (273)          (192)
                                                                       --------       --------
NET CASH FLOWS USED IN INVESTING ACTIVITIES..........................   (17,468)       (25,781)
                                                                       --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash proceeds from stock issuances.................................     1,246             --
  Cash proceeds from borrowings......................................    13,052             --
  Cash dividend payments.............................................    (3,899)        (3,892)
  Repayment of debt..................................................    (2,288)            --
  Other, net.........................................................       (18)          (103)
                                                                       --------       --------
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES...................     8,093         (3,995)
                                                                       --------       --------
EFFECT OF EXCHANGE RATE CHANGES......................................       545           (417)
                                                                       --------       --------
NET DECREASE IN CASH AND CASH EQUIVALENTS............................    (3,413)       (23,226)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.....................    46,071         76,464
                                                                       --------       --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...........................  $ 42,658       $ 53,238
                                                                       ========       ========

   The accompanying notes are an integral part of these financial statements.

                          BATTLE MOUNTAIN GOLD COMPANY

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                            (DOLLAR AMOUNTS IN US$)

NOTE 1. GENERAL INFORMATION

     The unaudited condensed consolidated financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and include all adjustments, consisting only of normal recurring accruals, which are, in the opinion of the management of Battle Mountain, necessary for a fair presentation. These financial statements include the accounts of Battle Mountain and its wholly owned and majority-owned subsidiaries (the "Company"). Certain information and footnote disclosures required by generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the financial statements and the notes thereto for the year ended December 31, 1995 included elsewhere herein.

NOTE 2. INCOME PER COMMON SHARE

     The effect of common stock equivalents is not included in the calculation of income per share for the three months ended March 31, 1996 because the effect is antidilutive. Fully diluted income per share is not presented because the effect of other dilutive securities is antidilutive for the periods presented.

                                AUDITORS' REPORT

To The Shareholders of
  Hemlo Gold Mines Inc.:

     We have audited the consolidated balance sheets of Hemlo Gold Mines Inc. as at December 31, 1995 and 1994 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1995 and 1994 and the results of its operations and the changes in its financial position for each of the years in the three-year period ended December 31, 1995 in accordance with accounting principles generally accepted in Canada.

Toronto, Canada,                           ERNST & YOUNG
February 8, 1996                           Chartered Accountants
(except for Note 17, which
is as of April 12, 1996).

                             HEMLO GOLD MINES INC.
                    (INCORPORATED UNDER THE LAWS OF ONTARIO)

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                          AS AT DECEMBER 31,
                                                                         ---------------------
                                                                           1995         1994
                                                                         --------     --------
ASSETS
Current assets:
  Cash.................................................................  $105,963     $131,965
  Bullion and bullion settlements receivable...........................    25,256       67,041
  Accounts receivable..................................................     5,830        5,489
  Product inventories..................................................     2,905        3,643
  Materials and supplies...............................................     7,258        7,164
                                                                         --------     --------
                                                                          147,212      215,302
Investments (note 2)...................................................    18,700       23,700
Capital assets (note 3)................................................   314,362      303,142
Other assets (note 4)..................................................    55,434       51,684
                                                                         --------     --------
                                                                         $535,708     $593,828
                                                                         ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings................................................  $ 16,741     $     --
  Accounts payable and accrued charges (note 5)........................    12,805       17,956
  Income and mining taxes..............................................    13,594       65,823
  Gold loan payable (note 6)...........................................        --       24,304
                                                                         --------     --------
                                                                           43,140      108,083
Mine closure costs (note 7)............................................     7,067        6,089
Deferred income and mining taxes.......................................   116,746      111,709
Minority interest......................................................    16,102       16,102
                                                                         --------     --------
                                                                          183,055      241,983
                                                                         --------     --------
Commitments and contingency (note 14)
Shareholders' equity:
  Capital stock (note 8)
     Issued --
       99,982,839 common shares (1994 -- 96,822,716)...................   184,680      145,768
     To be issued --...................................................        --       38,302
  Retained earnings....................................................   167,973      167,775
                                                                         --------     --------
                                                                          352,653      351,845
                                                                         --------     --------
                                                                         $535,708     $593,828
                                                                         ========     ========

On behalf of the Board:

  Director, Ian D. Bayer

  Director, The Hon. William G. Davis, P.C., C.C., Q.C.

                            (See accompanying notes)

                             HEMLO GOLD MINES INC.

           CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                   YEARS ENDED DECEMBER 31,
                                                               --------------------------------
                                                                 1995        1994        1993
                                                               --------    --------    --------
EARNINGS
  Revenue....................................................  $139,890    $254,555    $217,114
                                                               --------    --------    --------
  Expense:
     Operating costs.........................................    62,343      72,605      73,231
     Depreciation, amortization and mine closure.............    22,765      35,830      32,816
     Quarter Claim royalties (note 9)........................     4,162       6,746       6,905
     Administrative and general..............................     3,925       3,982       3,662
                                                               --------    --------    --------
                                                                 93,195     119,163     116,614
                                                               --------    --------    --------
  Mining income..............................................    46,695     135,392     100,500
  Exploration (note 10)......................................   (16,568)    (13,778)    (12,462)
  Gain on sale of investments and assets.....................        --       1,546          --
  Investment income..........................................    11,193      10,416       7,295
  Interest expense...........................................      (214)       (442)     (1,205)
                                                               --------    --------    --------
  Earnings before taxes......................................    41,106     133,134      94,128
                                                               --------    --------    --------
  Mining taxes (note 11).....................................     6,561      26,494      19,010
  Income taxes (note 11).....................................    14,352      42,154      29,469
                                                               --------    --------    --------
                                                                 20,913      68,648      48,479
                                                               --------    --------    --------
  Earnings...................................................  $ 20,193    $ 64,486    $ 45,649
                                                               ========    ========    ========
  Earnings per share.........................................  $   0.20    $   0.67    $   0.47
                                                               ========    ========    ========
  Dividends per share........................................  $   0.20    $   0.35    $   0.30
                                                               ========    ========    ========
  Weighted average number of common shares outstanding
     (thousands).............................................    99,941      96,934      96,769
                                                               ========    ========    ========
RETAINED EARNINGS
  Balance, beginning of year.................................  $167,775    $137,171    $120,554
  Earnings...................................................    20,193      64,486      45,649
  Common share dividends
     -- cash.................................................   (19,953)    (33,796)    (28,923)
     -- stock................................................       (42)        (86)       (109)
                                                               --------    --------    --------
  Balance, end of year.......................................  $167,973    $167,775    $137,171
                                                               ========    ========    ========

                            (See accompanying notes)

                             HEMLO GOLD MINES INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                              YEARS ENDED DECEMBER 31,
                                                         ----------------------------------
                                                           1995         1994         1993
                                                         --------     --------     --------
    Cash and cash equivalents realized from (used for):
      Operating activities:
         Earnings......................................  $ 20,193     $ 64,486     $ 45,649
         Adjustments for items not affecting cash:
           Depreciation, amortization and mine
              closure..................................    22,765       35,830       32,816
           Deferred income and mining taxes............     5,037       (2,407)       1,868
           Gain on sale of other assets................        --       (1,546)          --
                                                         --------     --------     --------
                                                           47,995       96,363       80,333
         Net change in non-cash working capital
           balances (note 12)..........................   (57,077)      44,385          (30)
         Other.........................................     1,155          359         (332)
                                                         --------     --------     --------
                                                           (7,927)     141,107       79,971
                                                         --------     --------     --------
    Investing activities:
      Proceeds from sale of investments................     5,000       15,625       16,575
      Fixed asset additions (net)......................    (5,157)      (5,759)      (6,758)
      Preproduction and deferred development...........    (4,963)     (12,236)     (14,471)
      Property under development.......................   (22,887)      (9,509)          --
      Deferred exploration.............................    (5,070)      (4,041)      (7,464)
      Investments and advances.........................        --         (161)      (5,297)
      Proceeds from sale of other assets...............        --       10,000          257
      Acquisition of Freewest Resources Inc. (note
         13)...........................................        --      (38,835)          --
                                                         --------     --------     --------
                                                          (33,077)     (44,916)     (17,158)
                                                         --------     --------     --------
    Financing activities:
      Repayment of long-term debt......................   (24,304)     (24,304)     (36,454)
      Issue of common shares for cash..................       733          300           90
      Dividends on common shares.......................   (19,953)     (33,796)     (28,923)
      Common shares to be issued for acquisition of
         Freewest Resources Inc. (note 13).............        --       38,302           --
      Share issue by subsidiary........................        --           --        4,163
                                                         --------     --------     --------
                                                          (43,524)     (19,498)     (61,124)
                                                         --------     --------     --------
    Increase (decrease) in cash and cash equivalents...   (84,528)      76,693        1,689
    Cash and cash equivalents, beginning of year.......   199,006      122,313      120,624
                                                         --------     --------     --------
    Cash and cash equivalents, end of year.............  $114,478     $199,006     $122,313
                                                         ========     ========     ========

                            (See accompanying notes)

                             HEMLO GOLD MINES INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (DOLLAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS)
                               DECEMBER 31, 1995

NOTE 1.  ACCOUNTING POLICIES

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") consistently applied. These accounting principles conform in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP") and with the applicable accounting requirements of the Securities and Exchange Commission in the United States, except as described in note 16.

  (a)  Basis of presentation --

     The financial statements are prepared on a consolidated basis and include the financial position and results of operations of Hemlo Gold Mines Inc. ("the Company"), its wholly-owned subsidiaries, and its 60% owned subsidiary, Crown Butte Resources Ltd. ("Crown Butte") which owns the New World property near Cooke City, Montana. The Company's 55% joint venture interest in the Silidor Mine and 84.7% direct interest in the Holloway Joint Venture are accounted for by the proportionate consolidation method.

  (b)  Foreign currency transactions --

     Foreign currency transactions of domestic operations are translated into Canadian dollars at the rates prevailing on the date of the transactions. Monetary assets and liabilities of foreign operations are translated at the year-end rate of exchange, and non-monetary assets and liabilities are translated at historical rates of exchange. Revenue and expenses of foreign operations are translated at the average rate of exchange for the year. Gains and losses on foreign currency transactions are included in the determination of earnings.

  (c)  Cash and cash equivalents --

     Cash represents cash and short-term deposits with an original maturity date of less than three months less short-term borrowings. Bullion and bullion settlements receivable are included as cash equivalents because they are readily convertible to known amounts of cash through forward sales transactions.

  (d)  Revenue recognition and product inventories --

     Gold bullion produced by the Golden Giant Mine is valued at estimated net realizable value when it reaches a saleable form. Gold contained in the ore produced by the Silidor Mine is valued at estimated net realizable value when the ore is shipped from the mine to be processed at offsite treatment facilities. In both cases the estimated net realizable value is included in revenue and either in bullion if the price has been fixed, or in product inventories if the price has not been fixed.

     The Company used a gold loan to finance the capital cost of the Golden Giant Mine and also uses, from time to time, forward sale, spot deferred and option contracts to fix the price of gold on a portion of its future production. All these delivery commitments are designated as hedges of future production. When gold production designated as a hedge is sold, revenue is recognized in amounts implicit in the loan or delivery commitment. If the loan or commitment is terminated prior to the sale of designated production, any gain or loss is deferred until the sale occurs.

  (e)  Materials and supplies --

     Materials and supplies are valued at the lower of cost and replacement cost.

                             HEMLO GOLD MINES INC.

  (f)  Depreciation and amortization

     Property, plant and equipment are recorded at cost and are depreciated using the straight-line method based on the estimated useful lives of the assets. At the Golden Giant Mine, the estimated useful lives of buildings, fixed equipment and the tailings impoundments are 11 years from January 1, 1995. At the Silidor Mine, the estimated useful lives of buildings and fixed equipment are three years from January 1, 1995. Estimated useful lives of mobile equipment range from three to ten years. Preproduction and deferred development expenditures are amortized over the estimated lives of the mines on a unit-of-production basis.

  (g)  Mine closure costs

     The Company is providing for estimated mine closure costs over the estimated mine lives on a straight-line basis. Mine closure costs include future removal, site restoration, reclamation and environmental costs as well as shutdown costs such as employee severances.

  (h)  Investments and advances

     The Company from time to time invests in junior resource companies that explore for or develop gold properties that complement the Company's activities. These investments are initially recorded at cost. If the Company exercises significant influence over an investee, the equity method of accounting is used. Where a decline in the value of an investment or an advance is other than temporary, the investment or advance is written down by a charge against earnings. Any gains or losses on disposal of these investments are credited to or charged against earnings.

  (i) Exploration

     Each exploration property is accounted for as a separate project. All grass roots exploration costs, including property acquisition costs and overheads, relating to each project are expensed when incurred. Proceeds from the sale of exploration properties are credited to exploration expense.

     When management determines that a property has geological reserves which have the potential of being economically recoverable, the property is moved to the feasibility study stage and further exploration costs, including definition drilling, bulk sampling, metallurgical test work and engineering studies, are deferred. If the property proceeds to development, the deferred exploration costs become part of the preproduction and development costs of the mine, and, once commercial production commences, are amortized over its estimated life on a unit-of-production basis. If a property is considered uneconomic in the foreseeable future or is abandoned, the related deferred expenditures are written down to estimated net realizable value.

NOTE 2. INVESTMENTS

     Investments carried at cost consist of:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1995        1994
                                                                       -------     -------
    600,000 (1994 -- 800,000) common shares of
      Mico Investments Limited ("Mico")..............................  $15,000     $20,000
    Other............................................................    3,700       3,700
                                                                       -------     -------
                                                                       $18,700     $23,700
                                                                       =======     =======

     Mico is a private company which invests in dividend-paying equity securities of Canadian corporations and participates in the secondary market for selected equity securities.

                             HEMLO GOLD MINES INC.

NOTE 3. CAPITAL ASSETS

                                          DECEMBER 31, 1995                   DECEMBER 31, 1994
                                  ---------------------------------   ---------------------------------
                                             ACCUMULATED   NET BOOK              ACCUMULATED   NET BOOK
                                    COST     DEPRECIATION   VALUE       COST     DEPRECIATION   VALUE
                                  --------   -----------   --------   --------   -----------   --------
Property, plant and equipment:
  Buildings.....................  $ 86,076    $  42,616    $ 43,460   $ 85,222       40,033    $ 45,189
  Fixed equipment...............   108,801       48,092      60,709    107,862       45,788      62,074
  Mobile equipment..............    20,785       14,818       5,967     21,156       12,217       8,939
  Tailings impoundments.........    43,030       19,849      23,181     42,498       17,039      25,459
  Construction in progress......     7,161           --       7,161      5,115           --       5,115
                                  --------   -----------   --------   --------   -----------   --------
                                  $265,853    $ 125,375     140,478   $261,853    $ 115,077     146,776
                                  ========    =========               ========    =========
Preproduction and deferred
  development, at cost less
  amortization of $112,361
  (1994 -- $102,029)............                             76,225                              81,594
Property under development, at
  cost..........................                             97,659                              74,772
                                                           --------                            --------
                                                           $314,362                            $303,142
                                                           ========                            ========
Net book value by property:
  Golden Giant Mine.............                           $213,571                            $222,670
  Silidor Mine..................                              3,132                               5,700
  Holloway Joint Venture........                             97,659                              74,772
                                                           --------                            --------
                                                           $314,362                            $303,142
                                                           ========                            ========

     Depreciation was not taken at the Golden Giant Mine in 1995 when the mine was not operating. Operations were shut down during a three month strike and also during a seven week period for rehabilitation of the shaft.

NOTE 4. OTHER ASSETS

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1995        1994
                                                                       -------     -------
    Deferred exploration -- New World property (note 14).............  $47,512     $42,442
    Investments and advances.........................................    3,755       3,773
    Miscellaneous, primarily employee housing loans..................    4,167       5,469
                                                                       -------     -------
                                                                       $55,434     $51,684
                                                                       =======     =======

     Investments and advances at December 31, 1995 included common shares which were carried at a book value of $512 (1994 -- $512) and which had a quoted market value of $1,000 (1994 -- $1,327).

     Investments and advances at December 31, 1995 also included, at their cost of $3,243 (1994 -- $3,261), an investment in securities of Century Property and Casualty Insurance Company ("Century"), a private offshore insurance company that manages the property and casualty insurance programs for the Company and several other associated and non-associated companies.

                             HEMLO GOLD MINES INC.

NOTE 5. ACCOUNTS PAYABLE AND ACCRUED CHARGES

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1995        1994
                                                                       -------     -------
    Accrued charges..................................................  $ 5,793     $ 3,411
    Due to related parties...........................................    2,153       2,167
    Trade accounts payable...........................................    2,253       7,265
    Holdbacks payable................................................      763       1,453
    Wages payable....................................................    1,220         441
    Royalties payable................................................      447       3,036
    Other............................................................      176         183
                                                                       -------     -------
                                                                       $12,805     $17,956
                                                                       =======     =======

NOTE 6. GOLD LOAN PAYABLE

     In 1987, the Company borrowed 380,000 ounces of gold from a consortium of Canadian banks, and sold the gold at Cdn$543.63 per ounce to realize proceeds of $206,580. The loan bore interest at a floating rate and normally required semi-annual deliveries of 22,353 ounces. At December 31, 1994, 44,706 ounces of gold were outstanding. These ounces were delivered during 1995.

NOTE 7. MINE CLOSURE COSTS

     The Company estimates that mine closure costs will amount to $19,000 at the Golden Giant Mine, and that the Company's 55% share of such costs at the Silidor Mine will amount to $1,100. The 1995 provision amounted to $978 (1994 -- $1,429; 1993 -- $1,423).

     Estimates of site restoration costs are based on compliance with existing reclamation standards and practices. The laws and regulations are constantly changing and the estimates are accordingly reviewed annually.

NOTE 8. CAPITAL STOCK

  (a)  Authorized

     The Company's authorized capital stock consists of an unlimited number of Preferred shares, Subordinate Voting Participating shares, and Common shares. No Preferred shares or Subordinate Voting Participating shares have been issued.

                             HEMLO GOLD MINES INC.

  (b)  Summary of common share transactions


                                                                      SHARES          AMOUNT
                                                                  --------------     --------
                                                                  (IN THOUSANDS)
    Common shares, January 1, 1993..............................      96,761         $145,183
                                                                      ------         --------
    Issued in 1993:
      As stock dividends........................................           8              109
      Upon exercise of options..................................          12               90
                                                                      ------         --------
                                                                          20              199
                                                                      ------         --------
    Common shares, December 31, 1993............................      96,781          145,382
                                                                      ------         --------
    Issued in 1994:
      As stock dividends........................................           7               86
      Upon exercise of options..................................          35              300
                                                                      ------         --------
                                                                          42              386
                                                                      ------         --------
    Common shares, December 31, 1994............................      96,823          145,768
                                                                      ------         --------
    Issued in 1995:
      In exchange for shares of Freewest Resources Inc.
         ("Freewest")...........................................       3,082           38,137
      As stock dividends........................................           3               42
      Upon exercise of options..................................          75              733
                                                                      ------         --------
                                                                       3,160           38,912
                                                                      ------         --------
    Common shares, December 31, 1995............................      99,983         $184,680
                                                                      ======         ========

  (c)  Common shares to be issued

     As is more fully described in note 13, on December 16, 1994 the Company became obligated to issue up to 3,095,036 common shares from treasury to the shareholders of Freewest other than the Company. These shares were valued at $12.38 per share.

     The shares were largely issued in early 1995 in exchange for the outstanding share certificates of Freewest. Freewest shareholders who would otherwise have been entitled to receive a fraction of a common share received a cheque valued at $13.13 per share in lieu of such fraction.

  (d)  Dividend reinvestment plan

     Under the Company's dividend reinvestment plan, Canadian resident shareholders may elect to take their dividends in capital stock rather than in cash.

  (e)  Share purchase plan

     Under the Company's share purchase plan, common shares were sold to a trustee for resale to certain officers financed by loans from the Company bearing interest equal to the cash dividends paid on the shares. At December 31, 1994, the amount of the loans included in accounts receivable was $693. During 1995, all such loans were repaid.

  (f)  Stock options

     During the year ended December 31, 1995, the Company granted options in respect of 301,000 common shares, exercisable at $11.75 per share until February 6, 2000. Options on 75,500 common shares were exercised in 1995, and no options were cancelled. At December 31, 1995 options in respect of 337,000

                             HEMLO GOLD MINES INC.

common shares were outstanding and exercisable at prices of $7.50, $10.25, $11.75 and $13.63 for periods up to 2000. During the year ended December 31, 1994, options in respect of 43,000 common shares were granted, options on 35,000 shares were exercised and no options were cancelled.

  (g)  Legal capital

     The Company's legal share capital at December 31, 1995 was $210,491, which exceeded the amount shown in the consolidated financial statements by $25,811.

NOTE 9. QUARTER CLAIM ROYALTIES

     The Golden Giant Mine property includes the Quarter Claim acquired from Teck Corporation ("Teck") and Homestake Canada Inc. ("Homestake"). Until December 31, 1994, the Company was obligated to mine the Quarter Claim at a rate of 500 tons per day, to pay a profit royalty of 50% of the defined net profits therefrom to Teck and Homestake, and to pay a 3% net smelter return royalty to the original Quarter Claim prospectors.

     Effective January 1, 1995 the Quarter Claim agreement was amended so that the net profits royalty became payable on a deemed production rate of 500 tons per day without regard to the Company's actual production from the Quarter Claim. The calculations of the 50% net profits royalty and the 3% net smelter return royalty were not affected in any other respect.

     The reported royalty expense for 1994 included a provision for payments of $2,784 payable to Teck and Homestake in early 1995 to adjust for quantities of ore mined by the Company in 1994 pursuant to boundary mining agreements. The 1993 expense included $2,194 of such payments made in that year.

NOTE 10. EXPLORATION EXPENSE AND EXPLORATION AGREEMENTS

     Exploration expense consists of:

                                                               1995       1994       1993
                                                              -------    -------    -------
    Exploration expenditures................................  $16,501    $14,443    $14,462
    Business development expenditures.......................       67        984         --
    Proceeds from sale of exploration properties............       --     (1,649)    (2,000)
                                                              -------    -------    -------
    Exploration expense.....................................  $16,568    $13,778    $12,462
                                                              =======    =======    =======

     Under an agreement dated January 1, 1987, the Company has the exclusive right, as between Noranda Inc. ("Noranda") and the Company, to explore for and develop precious metal mining properties within a defined area of Northwestern Ontario surrounding the Golden Giant Mine, referred to as the "Area of Exclusivity".

     Effective May 1, 1991, the Company and Noranda entered into a non-competition agreement whereby Noranda will not acquire or explore for gold properties for the five-year period ending July 17, 1996. The Company has agreed not to acquire or explore for base metal properties for the same period.

     Until December 31, 1994, Noranda Exploration Company, Limited (No Personal Liability) ("Norex"), a wholly-owned subsidiary of Noranda, acted as agent in carrying out most of the Company's exploration programs. In performing exploration services as agent, Norex charged its direct out-of-pocket costs plus a percentage to cover overheads. These overhead charges amounted to $2,049 in 1994 (1993 -- $1,935).

     Effective January 1, 1995, the Company commenced carrying out all exploration programs with its own employees.

                             HEMLO GOLD MINES INC.

     Business development expenditures prior to 1994 were not significant and were included in general and administrative expense.

NOTE 11. INCOME AND MINING TAXES

  (a)  Geographic components

     The geographic components of earnings before taxes, and of income and mining taxes, are as follows:

                                                              1995        1994       1993
                                                             -------    --------    -------
    Earnings (loss) before taxes:
      Canada...............................................  $44,167    $138,047    $96,077
      United States........................................      121      (3,459)       497
      Other................................................   (3,182)     (1,454)    (2,446)
                                                             -------    --------    -------
                                                             $41,106    $133,134    $94,128
                                                             =======    ========    =======
    Current income and mining taxes Canada.................  $15,876    $ 71,055    $46,611
    Deferred income and mining taxes Canada................    5,037      (2,407)     1,868
                                                             -------    --------    -------
                                                             $20,913    $ 68,648    $48,479
                                                             =======    ========    =======

  (b)  Deferred income and mining taxes

     Deferred income and mining taxes arise from timing differences in the recognition of revenue and expense for financial reporting and tax purposes. The sources of timing differences and the related deferred income and mining tax amounts are as follows:

                                                               1995       1994       1993
                                                              -------    -------    -------
    Depreciation............................................  $(1,269)   $(4,850)   $(3,438)
    Exploration and development.............................    3,400      2,003      2,472
    Other...................................................    2,906        440      2,834
                                                              -------    -------    -------
                                                              $ 5,037    $(2,407)   $ 1,868
                                                              =======    =======    =======

  (c)  Effective income tax rate

     The following table explains the variation between the Company's provision for income taxes and the statutory income tax rate:

                                                             1995        1994        1993
                                                            -------     -------     -------
    Income tax provision based on the combined statutory
      rate for 1995 of 44% (1994 and 1993 -- 43%) applied
      against earnings before taxes.......................  $18,087     $57,247     $40,475
    Increase (decrease) in income taxes resulting from:
      Provincial rate reduction on mining income..........     (570)     (1,945)       (637)
      Resource allowance..................................   (4,994)    (14,801)    (10,411)
      Non-deductible foreign exploration expense..........    1,400       2,655       1,052
      Other non-deductible expenses.......................      439         980         768
      Permanent differences...............................     (285)       (587)     (1,696)
      Other...............................................      275      (1,395)        (82)
                                                            -------     -------     -------
    Income tax provision..................................  $14,352     $42,154     $29,469
                                                            =======     =======     =======

                             HEMLO GOLD MINES INC.

  (d)  Deferred income and mining tax liabilities

     The deferred income and mining tax liabilities (assets) are composed of the following:

                                                                          DECEMBER 31
                                                                     ---------------------
                                                                       1995         1994
                                                                     --------     --------
    Income taxes:
      Fixed assets.................................................  $ 46,464     $ 46,500
      Exploration and development..................................    39,384       37,200
      Other........................................................    (2,294)      (5,200)
                                                                     --------     --------
                                                                       83,554       78,500
                                                                     --------     --------
    Mining taxes:
      Fixed assets.................................................    17,776       19,009
      Exploration and development..................................    15,416       14,200
                                                                     --------     --------
                                                                       33,192       33,209
                                                                     --------     --------
                                                                     $116,746     $111,709
                                                                     ========     ========

NOTE 12. NON-CASH WORKING CAPITAL

     The net change in non-cash working capital balances is as follows:

                                                              1995        1994        1993
                                                            --------     -------     ------
    Accounts receivable...................................  $   (341)    $(2,066)    $1,342
    Product inventories...................................       738         903      5,880
    Materials and supplies................................       (94)       (227)      (450)
    Accounts payable and accrued charges..................    (5,151)      5,364        246
    Income and mining taxes...............................   (52,229)     40,411     (7,048)
                                                            --------     -------     ------
                                                            $(57,077)    $44,385     $  (30)
                                                            ========     =======     ======

     Cash payments made during the year on account of the following were: income taxes $44,579 (1994 -- $19,678; 1993 -- $30,253); mining taxes $23,514
(1994 -- $10,536; 1993 -- $21,746) and interest $214 (1994 -- $374;
1993 -- $1,043).

NOTE 13. ACQUISITION OF FREEWEST RESOURCES INC.

     Pursuant to agreements made as of November 8, 1994, the Company acquired all of the outstanding common shares of Freewest effective December 16, 1994.

     Prior to the effective date, the Company owned 19.0% of Freewest's common shares. Freewest owned: (i) a 33.9% direct interest in the Holloway Joint Venture; (ii) other properties in Harker and Holloway townships near the Holloway Joint Venture, and; (iii) 50,000 common shares of Teddy Bear Valley Mines, Limited. These assets are collectively referred to as the "Harker Holloway assets." Freewest also held certain other assets ("the other assets") which included interests in, or options on, various mining properties and approximately $3 million of cash.

     On December 15, 1994, Freewest transferred the other assets to a newly incorporated subsidiary and distributed the common shares of this subsidiary by way of a dividend in kind to the shareholders of Freewest other than the Company. On December 16, 1994, Freewest, which then owned only the Harker Holloway assets, amalgamated with a newly incorporated subsidiary of the Company, and Freewest shareholders other than the Company became entitled to receive one common share of the Company for each 4.1 Freewest

                             HEMLO GOLD MINES INC.

common shares held. The amalgamated company also assumed from Freewest the liabilities related to the Harker Holloway assets.

     The acquisition was accounted for by the purchase method and was included in the Company's Consolidated Balance Sheet at December 31, 1994 as follows:

    Net assets acquired:
      Property under development...............................................  $44,377
      Accounts receivable......................................................      196
      Reduction in investments and advances....................................   (3,796)
                                                                                 -------
      Total assets acquired....................................................   40,777
      Less: accounts and taxes payable.........................................   (1,942)
                                                                                 -------
                                                                                 $38,835
                                                                                 =======
    Consideration given:
      3,095,036 common shares to be issued.....................................  $38,302
      Cash.....................................................................      533
                                                                                 -------
                                                                                 $38,835
                                                                                 =======

     This acquisition increased the Company's direct interest in the Holloway Joint Venture from 50.8% to 84.7%. Expenditures included on the Consolidated Statements of Cash Flows reflect this larger interest as from December 16, 1994.

     Common shares actually issued to the former shareholders of Freewest totalled 3,081,760 at December 31, 1995.

NOTE 14. COMMITMENTS AND CONTINGENCY

     (a)  Commitments are as follows at December 31, 1995:

        (i) Approved capital projects amounted to $12,100. Of this amount, $7,800 represents the Company's 84.7% share of future capital costs net of preproduction revenue, to bring the Holloway project to production in 1996.

        (ii) The Company has spot deferred contracts amounting to 20,000 ounces of gold at US$411 per ounce in 1996. The Company may elect to extend these commitments into subsequent years.

        (iii) The Company is committed to arrange financing for the commercial development of Crown Butte's New World property. The capital costs for a mine and surface facilities were projected at US$80,000 in a feasibility report dated April 1991. The financing is to be reasonably acceptable to Crown Butte and at competitive rates and terms with financing which would be available from arm's length third parties.

        (iv) Pursuant to an Agreement effective May 1, 1991 under which the Company acquired certain gold assets from Noranda, the Company must pay additional cash consideration to Noranda of a maximum of $5,000 if the gold price averages US$475 per ounce or more throughout any 90 day period ending July 17, 1996.

     (b)  Contingency:

     The recoverability of the deferred exploration costs at the New World property is dependent upon Crown Butte's ability either to attain profitable production therefrom or to realize proceeds from the disposal of the property. Profitable production can only be achieved following the obtaining of all the necessary permits.

                             HEMLO GOLD MINES INC.

Crown Butte applied in November 1990 for the permits necessary to construct and operate a mine and has been involved since then in the complex and time-consuming permitting process involving numerous U.S. federal and state agencies. Based on information received from the two lead permitting agencies, Crown Butte believes that it is likely to receive a draft of the Environmental Impact Statement, an important milestone in the permitting process, in early 1996. There can be no assurance that further delays will not occur either through possible administrative and judicial appeals or inter-governmental coordination problems.

NOTE 15. RELATED PARTY TRANSACTIONS

     At December 31, 1995 Noranda owned 44.1% of the Company's issued common shares.

     Reference is made to note 10 which describes exploration agreements and transactions with Noranda and to note 14 which describes a commitment to Noranda. In addition to the above, transactions with Noranda and with certain of Noranda's subsidiary and associated companies were as follows:

     The Company participates in a short-term investment pool with Noranda and associated companies. The pool is operated to provide participating companies with the opportunity to invest or borrow funds on a short-term demand basis. Interest revenues and charges are at market rates, based on the rates for Bankers' Acceptances and Commercial Paper published by the Bank of Canada. At December 31, 1995, the Company had borrowings of $16,741 from this investment pool (1994 -- $29,979 on deposit). Net interest received from the investment pool amounted to $3,406 in 1995 (1994 -- $7,873; 1993 -- $3,551).

     At December 31, 1995, investments in associated companies (notes 2 and 4), were carried at their cost of $21,943 (1994 -- $26,961). Dividends on these shares amounted to $1,669 in 1995 (1994 -- $1,716; 1993 -- $2,112).

     Pursuant to a Marketing Services Agreement, Noranda acted as sales agent in selling refined gold bullion, arranging hedging transactions and generally assisting in other marketing services. The Company paid Noranda fees of $227 in 1995 (1994 -- $211; 1993 -- $194) for these services. This Agreement has been terminated with effect from April 1, 1996.

     Noranda processes some of the ore from the Silidor Mine and, until March 31, 1993 refined part of the above-noted bullion at its treatment facilities and charges or charged rates set out in contractual agreements similar to those commonly used in the industry. Charges paid by the Company were $879 in 1995 (1994 -- $930; 1993 -- $1,170).

     Noranda provides the Company with certain technical, data processing and research services. These services are charged at rates which approximate the actual cost of providing the services. Charges paid by the Company for these services amounted to $1,038 in 1995 (1994 -- $1,413; 1993 -- $1,307).

     Until June 30, 1994, Noranda provided engineering services to certain of the Company's advanced exploration projects at cost. Charges paid by the Company for these services amounted to $374 in 1994 (1993 -- $839).

     Related party transactions as described above gave rise to accounts receivable at December 31, 1995 of $nil (1994 -- $695) and accounts payable of $2,153 (1994 -- $2,167).

NOTE 16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     U.S. GAAP requires that non-cash investing and financing activities be given note disclosure rather than being disclosed directly on the Consolidated Statements of Cash Flows as is required under Canadian GAAP. Accordingly, under U.S. GAAP, the common shares to be issued for the acquisition of Freewest amounting to $38,302 in 1994 would not appear on this statement and the totals for investing activities and financing activities would have been $(6,614) and $(57,800), respectively.

                             HEMLO GOLD MINES INC.

     As a result of the acquisition of Freewest, under Financial Accounting Standards Board 109, property under development and deferred income and mining taxes would each increase by $21,000 as at each of December 31, 1994 and 1995.

17. SUBSEQUENT EVENT

     On March 11, 1996, the Company announced that it had signed an agreement to combine with Battle Mountain Gold Company ("Battle Mountain") of Houston, Texas. Under the terms of the Combination Agreement as amended and restated as of April 12, 1996, the Company's shareholders will be entitled to receive 1.48 Hemlo Gold exchangeable shares for each common share of the Company. Each exchangeable share will have all the same rights as a share of Battle Mountain common stock, including voting, dividend and liquidation rights, and can be exchanged for a share of Battle Mountain common stock at any time at the option of the holder.

     The combination is structured as a Canadian plan of arrangement and is subject to approval by the Ontario Court of Justice, other regulatory authorities, and by the shareholders of Battle Mountain and of the Company.

                             HEMLO GOLD MINES INC.
                    (INCORPORATED UNDER THE LAWS OF ONTARIO)

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS OF CANADIAN DOLLARS)
                                  (UNAUDITED)

                                     ASSETS

                                                                       MARCH 31     DECEMBER 31
                                                                         1996          1995
                                                                       --------     -----------
Current assets:
  Cash...............................................................  $129,564      $ 105,963
  Bullion and bullion settlements receivable.........................     2,905         25,256
  Accounts receivable................................................     6,002          5,830
  Product inventories................................................     2,750          2,905
  Materials and supplies.............................................     7,409          7,258
                                                                       --------       --------
                                                                        148,630        147,212
Investments..........................................................    18,700         18,700
Capital assets.......................................................   313,570        314,362
Other assets.........................................................    56,172         55,434
                                                                       --------       --------
                                                                       $537,072      $ 535,708
                                                                       ========       ========
                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings..............................................  $     --      $  16,741
  Accounts payable and accrued charges...............................    12,730         12,805
  Income and mining taxes............................................    18,989         13,594
                                                                       --------       --------
                                                                         31,719         43,140
Mine closure costs...................................................     7,367          7,067
Deferred income and mining taxes.....................................   115,733        116,746
Minority interest....................................................    16,102         16,102
                                                                       --------       --------
                                                                        170,921        183,055
Shareholders' equity.................................................   366,151        352,653
                                                                       --------       --------
                                                                       $537,072      $ 535,708
                                                                       ========       ========

                            (See accompanying notes)

                             HEMLO GOLD MINES INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
          (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                           THREE MONTHS ENDED
                                                                                MARCH 31
                                                                           -------------------
                                                                            1996        1995
                                                                           -------     -------
Revenue..................................................................  $60,965     $57,521
                                                                           -------     -------
Expense:
  Operating costs........................................................   18,539      18,854
  Depreciation, amortization and mine closure............................    8,966       8,549
  Quarter Claim royalties................................................    1,699       1,483
  Administrative and general.............................................    1,149       1,193
                                                                           -------     -------
                                                                            30,353      30,079
                                                                           -------     -------
Mining income............................................................   30,612      27,442
Exploration and evaluation...............................................   (6,200)     (2,785)
Investment income less interest expense..................................    2,176       3,747
                                                                           -------     -------
Earnings before taxes....................................................   26,588      28,404
                                                                           -------     -------
Mining taxes.............................................................    5,246       5,681
Income taxes.............................................................    8,784       9,089
                                                                           -------     -------
                                                                            14,030      14,770
                                                                           -------     -------
Earnings.................................................................  $12,558     $13,634
                                                                           =======     =======
Earnings per share.......................................................  $  0.13     $  0.14
                                                                           =======     =======
Dividends per share......................................................       --          --
                                                                           =======     =======
Weighted average number of common shares outstanding (thousands).........  100,024      98,360
                                                                           =======     =======

                            (See accompanying notes)

                             HEMLO GOLD MINES INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (IN THOUSANDS OF CANADIAN DOLLARS)
                                  (UNAUDITED)

                                                                          THERE MONTHS ENDED
                                                                               MARCH 31
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
Cash and cash equivalents realized from (used for):
  Operating activities:
     Earnings..........................................................  $ 12,558     $ 13,634
     Adjustments for items not affecting cash:
       Depreciation, amortization and mine closure.....................     8,966        8,549
       Deferred income and mining taxes................................    (1,013)         905
                                                                         --------     --------
                                                                           20,511       23,088
     Net change in non-cash working capital balances and other.........     5,344      (32,843)
                                                                         --------     --------
                                                                           25,855       (9,755)
                                                                         --------     --------
  Investing activities:
     Fixed asset additions (net).......................................    (2,312)        (527)
     Preproduction and deferred development............................    (1,499)      (2,220)
     Property under development........................................    (4,063)      (5,699)
     Deferred exploration..............................................      (930)      (1,094)
                                                                         --------     --------
                                                                           (8,804)      (9,540)
                                                                         --------     --------
  Financing activities:
     Issue of common shares............................................       940           --
                                                                         --------     --------
  Increase (decrease) in cash and cash equivalents.....................    17,991      (19,295)
  Cash and cash equivalents, beginning of period.......................   114,478      199,006
                                                                         --------     --------
  Cash and equivalents, end of period..................................  $132,469     $179,711
                                                                         ========     ========

                            (See accompanying notes)

                             HEMLO GOLD MINES INC.

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996

NOTE 1. GENERAL

     The unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and include all adjustments, consisting only of normal recurring accruals, which are, in the opinion of the management of Hemlo Gold, necessary for a fair presentation. Certain information and note disclosures required by Canadian GAAP have been condensed or omitted. These financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 1995, which are included elsewhere herein.

NOTE 2. CONTINGENCY

     The recoverability of the deferred exploration costs at the New World property is dependent upon Crown Butte's ability either to attain profitable production therefrom or to realize proceeds from the disposal of the property. Profitable production can only be achieved following the obtaining of all the necessary permits. Crown Butte applied in November 1990 for the permits necessary to construct and operate a mine and has been involved since then in the complex and time-consuming permitting process involving numerous U.S. federal and state agencies. Based on information received from the two lead permitting agencies, Crown Butte believes that it is likely to receive a draft of the Environmental Impact Statement, an important milestone in the permitting process, in the late spring or early summer of 1996. There can be no assurance that further delays will not occur either through possible administrative and judicial appeals or inter-governmental coordination problems.

                                    ANNEX A

                       FORM OF THE ARRANGEMENT RESOLUTION

                             ARRANGEMENT RESOLUTION

RESOLVED THAT:

     1. The arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) involving Hemlo Gold Mines Inc. (the "Corporation"), the shareholders of the Corporation, Battle Mountain Gold Company ("Battle Mountain") and Battle Mountain Canada Holdco, Inc., all as set forth in the plan of arrangement (the "Plan of Arrangement") attached as Annex D to the Joint Management Information Circular and Proxy Statement of the Corporation and Battle Mountain dated June 7, 1996 (the "Joint Proxy Statement") is hereby authorized, approved and adopted.

     2. The Combination Agreement dated as of March 11, 1996 between the Corporation and Battle Mountain (the "Combination Agreement"), the actions of the directors of the Corporation in approving the Arrangement and the actions of the officers of the Corporation in executing and delivering the Combination Agreement are hereby confirmed, ratified and approved.

     3. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Ontario Court of Justice (General Division), the directors of the Corporation are hereby authorized and empowered
(i) to amend the Combination Agreement or the Plan of Arrangement to the extent permitted by the Combination Agreement, and (ii) not to proceed with the Arrangement at any time prior to the issue of a certificate of arrangement giving effect to the Arrangement without the further approval of the shareholders of the Corporation but only if the Combination Agreement is terminated in accordance with Article 8 thereof.

     4. Each officer of the Corporation is hereby authorized, acting for, in the name of and on behalf of the Corporation, to execute, under the seal of the Corporation or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the Business Corporations Act (Ontario) in accordance with the Combination Agreement for filing.

     5. Each officer of the Corporation is hereby authorized, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or to cause to be delivered, all such documents, agreements and instruments, and to do or to cause to be done all such other acts and things, as such officer determines to be necessary or desirable in order to carry out the intent of the foregoing paragraphs of this resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

                                    ANNEX B

                                 INTERIM ORDER

                                      AND

                        NOTICE OF MOTION FOR FINAL ORDER

                                                         COURT FILE NO. B 168/96

                            ONTARIO COURT OF JUSTICE
                               (GENERAL DIVISION)

                                COMMERCIAL LIST

THE HONOURABLE MR. JUSTICE BLAIR                  WEDNESDAY, THE 5TH DAY OF
                                                  JUNE, 1996

BETWEEN:

                             HEMLO GOLD MINES INC.

                                                                       APPLICANT

           APPLICATION UNDER THE BUSINESS CORPORATIONS ACT (ONTARIO), R.S.O. 1990, C. B.16, AS AMENDED, S. 182, S. 106 AND RULE 14.05(2)

                                     ORDER

     THIS MOTION, made by the Applicant, Hemlo Gold Mines Inc. ("Hemlo Gold") for advice and directions of the Court in connection with an arrangement under section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c.B.16, as amended (the "OBCA"), was heard this day at Toronto, Canada.

     ON READING the Affidavit of Joseph J. Baylis sworn June 4, 1996 (the "Affidavit") and the exhibits thereto, and on hearing the submissions of counsel for Hemlo Gold,

     1. THIS COURT ORDERS that Hemlo Gold call, hold and conduct an annual and special meeting (the "Meeting") of the holders of its Common Shares (the "Common Shares") on July 15, 1996 to, among other things, consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") substantially in the form set forth in the Plan of Arrangement attached in Exhibit "A" to the Affidavit.

     2. THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the OBCA and the articles and by-laws of Hemlo Gold, subject to what may be provided hereafter and subject to any further order of this Honourable Court.

     3. THIS COURT ORDERS that (i) the Notice of Motion for the Fairness Hearing herein, (ii) the Notice of the Meeting and (iii) a Joint Management Information Circular and Proxy Statement of Hemlo Gold and Battle Mountain Gold Company in substantially the same form as contained in Exhibit A to the Affidavit, with such amendments thereto as counsel for Hemlo Gold may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Order, shall be sent to the registered holders of Common Shares on the records of Hemlo Gold, as at the close of business on June 13, 1996 (the "Record Date"), to Hemlo Gold's directors and auditors, and the Director under the OBCA, by mailing the same by prepaid ordinary mail to such persons at their addresses as they appear on the records of Hemlo Gold (and, in the case of the Director, to her official office address) at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing and the date of the Meeting.

     4. THIS COURT ORDERS that the vote required to pass the Arrangement Resolution shall be the affirmative vote of not less than two-thirds of the votes cast by the holders of Common Shares present in person or represented by proxy at the Meeting.

     5. THIS COURT ORDERS that the holders of Common Shares shall be permitted to dissent in respect of the Arrangement in the manner set forth in section 185 of the OBCA except as modified by the provisions of the Plan of Arrangement.

     6. THIS COURT ORDERS that only persons entitled to notice of or to attend the Meeting shall be such registered holders of Common Shares as at the Record Date, Hemlo Gold's officers, directors and auditors, and the Director and that the only persons entitled to be represented and to vote at the Meeting shall be the registered holders of Common Shares as at the Record Date, subject to the provisions of the OBCA with respect to persons who become holders of shares after that date.

     7. THIS COURT ORDERS that upon approval by the holders of Common Shares of the Arrangement in the manner set forth in this Order, Hemlo Gold may apply to this Honourable Court for approval of the Arrangement on a date to be arranged with the Commercial List Office and that service of the Notice of Motion for the Fairness Hearing herein, in accordance with paragraph 3 of this Order, shall constitute good and sufficient service of such Notice of Motion upon all persons who are entitled to receive such Notice of Motion pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings.

     8. THIS COURT ORDERS that any notice of appearance served in response to this Application shall be served on counsel for Hemlo Gold at the following address: McCarthy Tetrault, Suite 4700, Toronto Dominion Bank Tower, Toronto Dominion Centre, Toronto, Ontario, M5K 1E6, Attention: Daryl E. McLean.

     9. THIS COURT ORDERS that the time for service of the Notice of Motion in respect of this Order be and is hereby abridged.

                                                        M. KANE

                                               ---------------------------
                                                 Deputy Local Registrar
                                               Ontario Court (Gen. Div.)

                                                         COURT FILE NO. B 168/96

                            ONTARIO COURT OF JUSTICE
                               (GENERAL DIVISION)

                                COMMERCIAL LIST

BETWEEN:

                             HEMLO GOLD MINES INC.

                                                                       APPLICANT

           APPLICATION UNDER THE BUSINESS CORPORATIONS ACT (ONTARIO), R.S.O. 1990, C. B.16 AS AMENDED, S. 182, S. 106 AND RULE 14.05(2)

                                NOTICE OF MOTION

     THE APPLICANT will make a motion to the Court on July 18, 1996, at 10:00 o'clock, or so soon after that time as the motion can be heard at 145 Queen Street West, Toronto.

     PROPOSED METHOD OF HEARING: The motion is to be heard orally.

     THE MOTION IS FOR:

          1. an Order approving the Plan of Arrangement involving Hemlo Gold Mines Inc. ("Hemlo Gold") and its shareholders proposed by Hemlo Gold and described in the Joint Management Information Circular and Proxy Statement mailed to holders of Common Shares of Hemlo Gold.

     THE GROUNDS for the motion are that:

          1. the Plan of Arrangement meets all the statutory requirements of section 182 of the Business Corporations Act (Ontario);

          2. the approval of the Court will only be sought if the Plan of Arrangement is approved by the shareholders of Hemlo Gold;

          3. section 182 of the Business Corporations Act (Ontario); and

          4. if made, the Order will constitute the basis for an exemption under the United States Securities Act of 1933, as amended, with respect to securities to be issued under the Plan of Arrangement.

     THE FOLLOWING DOCUMENTARY EVIDENCE will be used at the hearing on the motion:

          1. the Affidavit of Joseph J. Baylis sworn June 4, 1996 and the exhibits thereto;

          2. further Affidavits reporting on the meeting of the shareholders of Hemlo Gold; and

          3. such further and other material as counsel may advise and this Honourable Court may permit.

DATE: June 5, 1996

                                            McCarthy Tetrault
                                            Barristers & Solicitors
                                            Suite 4700
                                            Toronto Dominion Bank Tower
                                            Toronto-Dominion Centre
                                            Toronto, Ontario
                                            M5K 1E6

                                            Michael E. Barrack
                                            (416) 601-7894
                                            (416) 868-1792 (fax)

                                            Norma M. Priday
                                            (416) 601-8899
                                            (416) 868-1792 (fax)

                                            Solicitors for Hemlo Gold Mines Inc.

TO: GOODMAN PHILLIPS & VINEBERG
     Barristers & Solicitors
     Suite 2400
     250 Yonge Street
     Toronto, Ontario
     M5B 2M6

     Benjamin Zarnett
     (416) 979-2211
     (416) 979-1234 (fax)

     Solicitors for Battle Mountain Gold Company

                                    ANNEX C

                             COMBINATION AGREEMENT
                                    BETWEEN
                          BATTLE MOUNTAIN GOLD COMPANY
                                      AND
                             HEMLO GOLD MINES INC.
                                 MARCH 11, 1996

                               TABLE OF CONTENTS

                                                                                             PAGE
                                                                                             ----
ARTICLE 1             THE ARRANGEMENT AND RELATED MATTERS.................................     1
      1.1             (a) The Arrangement.................................................     1
                      (b) Ancillary Agreements............................................     2
                      (c) Exchange of Options.............................................     3
      1.2             Adjustments for Capital Changes.....................................     3
      1.3             Dissenting Shares...................................................     3
      1.4             Hemlo Gold Options..................................................     3
      1.5             Other Effects of the Arrangement....................................     4
      1.6             Joint Management Information Circular/Proxy Statement; Registration
                      Statement...........................................................     4
      1.7             Reorganization......................................................     5
      1.8             "Pooling of Interests"..............................................     5
      1.9             Material Adverse Effect.............................................     5
      1.10            Currency............................................................     5
ARTICLE 2             REPRESENTATIONS AND WARRANTIES OF HEMLO.............................     6
      2.1             Organization; Good Standing; Qualification and Power................     6
      2.2             Capital Structure...................................................     6
      2.3             Authority...........................................................     7
      2.4             Securities Regulatory Authority Reports and Financial Statements....     8
      2.5             Information Supplied................................................     9
      2.6             Compliance with Applicable Laws.....................................     9
      2.7             Title to Assets.....................................................     9
      2.8             Reserves............................................................     9
     2.9              Litigation..........................................................     9
     2.10             ERISA and Other Compliance..........................................    10
      2.11            Absence of Certain Changes or Events................................    10
      2.12            Certain Agreements..................................................    11
      2.13            Taxes...............................................................    11
      2.14            Fees and Expenses...................................................    12
      2.15            Environmental Matters...............................................    12
      2.16            Interested Party Transactions.......................................    12
      2.17            Material Contracts..................................................    13
      2.18            Insurance...........................................................    13
      2.19            No Defaults.........................................................    13
      2.20            Restrictions on Business Activities.................................    13
      2.21            Books and Records...................................................    13
      2.22            Board Approval......................................................    13
      2.23            Vote Required.......................................................    13
      2.24            Fairness Opinion....................................................    14
      2.25            Pooling Matters.....................................................    14
ARTICLE 3             REPRESENTATIONS AND WARRANTIES OF BMG...............................    14
      3.1             Organization; Good Standing; Qualification and Power................    14
      3.2             Capital Structure...................................................    14
      3.3             Authority...........................................................    15
      3.4             SEC Reports and Financial Statements................................    16
      3.5             Information Supplied................................................    17
      3.6             Compliance with Applicable Laws.....................................    17
      3.7             Title to Assets.....................................................    17
      3.8             Reserves............................................................    17

                                                                                             PAGE
                                                                                             ----
      3.9             Litigation..........................................................    17
      3.10            ERISA and Other Compliance..........................................    18
      3.11            Absence of Certain Changes or Events................................    19
      3.12            Certain Agreements..................................................    19
      3.13            Taxes...............................................................    19
      3.14            Fees and Expenses...................................................    20
      3.15            Environmental Matters...............................................    20
      3.16            Interested Party Transactions.......................................    20
      3.17            Material Contracts..................................................    20
      3.18            Insurance...........................................................    21
      3.19            No Defaults.........................................................    21
      3.20            Restrictions on Business Activities.................................    21
      3.21            Books and Records...................................................    21
      3.22            Board Approval......................................................    21
      3.23            Vote Required.......................................................    22
      3.24            Fairness Opinion....................................................    22
      3.25            Pooling Matters.....................................................    22
ARTICLE 4             COVENANTS...........................................................    22
      4.1             Interim Operations..................................................    22
      4.2             Shareholder Approval................................................    23
      4.3             Affiliate Agreements................................................    23
      4.4             Joint Proxy Statement...............................................    23
      4.5             Regulatory Approvals................................................    24
      4.6             Necessary Consents..................................................    24
      4.7             Access to Information and Properties................................    24
      4.8             Satisfaction of Conditions Precedent................................    24
      4.9             No Other Negotiations...............................................    24
      4.10            Pooling.............................................................    26
      4.11            Notification of Certain Matters.....................................    26
      4.12            Indemnification.....................................................    27
      4.13            Closing; Listing....................................................    27
      4.14            Continued Hemlo Gold Operations.....................................    27
      4.15            Certain Employee Benefit Matters....................................    27
      4.16            Action Under Nevada Statute.........................................    27
      4.17            Governance..........................................................    27
      4.18            Registration........................................................    27
      4.19            Tax Cooperation.....................................................    28
ARTICLE 5             BREAK-UP FEES.......................................................    28
      5.1             Fee on Termination by Reason of Recommendation......................    28
      5.2             Fee on Consummation.................................................    28
ARTICLE 6             CONDITIONS PRECEDENT TO OBLIGATIONS OF HEMLO........................    29
      6.1             Accuracy of Representations and Warranties..........................    29
      6.2             Covenants...........................................................    29
      6.3             Absence of Material Adverse Change..................................    29
      6.4             Compliance with Law.................................................    29
      6.5             Government Consents.................................................    29
      6.6             SEC Filings.........................................................    29
      6.7             Shareholder Approval................................................    29
      6.8             BMG Approvals.......................................................    29
      6.9             No Legal Action.....................................................    29
      6.10            Tax Opinion.........................................................    29

                                                                                             PAGE
                                                                                             ----
      6.11            Pooling Opinion.....................................................    30
      6.12            Court Approval......................................................    30
      6.13            OSC, Etc............................................................    30
      6.14            Appointment to BMG Board............................................    30
ARTICLE 7             CONDITIONS PRECEDENT TO OBLIGATIONS OF BMG..........................    30
      7.1             Accuracy of Representations and Warranties..........................    30
      7.2             Covenants...........................................................    30
      7.3             Absence of Material Adverse Change..................................    30
      7.4             Compliance with Law.................................................    31
      7.5             Government Consents.................................................    31
      7.6             SEC Filings.........................................................    31
      7.7             Stockholder Approval................................................    31
      7.8             Hemlo Gold Approvals................................................    31
      7.9             No Legal Action.....................................................    31
      7.10            Pooling Opinion.....................................................    31
      7.11            Affiliate Agreements................................................    31
      7.12            Court Approval......................................................    31
      7.13            OSC, Etc............................................................    31
ARTICLE 8             TERMINATION OF AGREEMENT............................................    32
      8.1             Termination.........................................................    32
      8.2             Notice of Termination...............................................    33
      8.3             Effect of Termination...............................................    33
      8.4             Termination Fees....................................................    33
ARTICLE 9             SURVIVAL OF REPRESENTATIONS.........................................    34
ARTICLE 10            MISCELLANEOUS.......................................................    34
     10.1             Governing Law.......................................................    34
     10.2             Assignment; Binding Upon Successors and Assigns.....................    34
     10.3             Severability........................................................    34
     10.4             Counterparts........................................................    34
     10.5             Other Remedies......................................................    34
     10.6             Amendment and Waivers...............................................    34
     10.7             Expenses............................................................    35
     10.8             Attorneys' Fees.....................................................    35
     10.9             Notices.............................................................    35
     10.10            Construction of Agreement...........................................    35
     10.11            No Joint Venture....................................................    35
     10.12            Further Assurances..................................................    36
     10.13            Absence of Third Party Beneficiary Rights...........................    36
     10.14            Public Announcement.................................................    36
     10.15            Entire Agreement....................................................    36
EXHIBITS
Exhibit 1.1(a)        Plan of Arrangement
Exhibit 1.1(b)(i)     Voting, Support and Exchange Trust Agreement
Exhibit 1.1(b)(ii)    Amendment to Articles of Incorporation
Exhibit 2.4(a)        Hemlo Gold 1995 Draft AIF
Exhibit 4.2           Side Letter of Support for the Transaction
Exhibit 4.3(a)        Hemlo Gold Affiliate Agreement
Exhibit 4.3(b)        BMG Affiliate Agreement
Exhibit 4.19          Tax Cooperation Agreement

                             COMBINATION AGREEMENT
                           (AS AMENDED AND RESTATED)

     THIS AMENDED AND RESTATED COMBINATION AGREEMENT (this "AGREEMENT") is entered into as of March 11, 1996, by and between Battle Mountain Gold Company, a Nevada corporation ("BMG") and Hemlo Gold Mines Inc., an Ontario corporation ("HEMLO GOLD").

                                    RECITALS

     A. The respective Boards of Directors of Hemlo Gold and BMG have approved the transactions contemplated by this Agreement, and the Board of Directors of Hemlo Gold (the "HEMLO GOLD BOARD ") has agreed to submit the Plan of Arrangement (as defined in Section 1.1) and other transactions contemplated hereby to its shareholders for approval and the Board of Directors of BMG (the "BMG BOARD ") has agreed to submit the BMG Charter Changes (as hereinafter defined), the transactions contemplated by this Agreement and related matters to its stockholders for approval.

     B. The Arrangement is intended to be treated as (i) a reorganization pursuant to the provisions of section 368(a)(1)(E) of the United States Internal Revenue Code of 1986, as amended (the "CODE"), to the extent that Exchangeable Shares (as defined below) are received in exchange for Hemlo Gold Common Shares,
(ii) a "pooling of interests" under United States generally accepted accounting principles ("U.S. GAAP ") and (iii) a reorganization of capital for purposes of section 86 of the Income Tax Act (Canada) (the "ITA") to the extent that Exchangeable Shares (as defined below) are received in exchange for Hemlo Gold Common Shares.

     NOW, THEREFORE, the parties hereto hereby agree as follows:

                                   ARTICLE 1
                      THE ARRANGEMENT AND RELATED MATTERS

          1.1 (a) The Arrangement. As promptly as practicable after the execution of this Agreement, Hemlo Gold will apply to the Ontario Court of Justice (General Division) (the "COURT ") pursuant to section 182 of the Business Corporations Act (Ontario) (the "OBCA") for an interim order in form and substance satisfactory to BMG (such approval not to be unreasonably withheld or delayed) (the "INTERIM ORDER") providing for, among other things, the calling and holding of the Hemlo Gold Shareholders Meeting (as defined below) for the purpose of considering and, if deemed advisable, approving the arrangement (the "ARRANGEMENT ") under section 182 of the OBCA and pursuant to the Plan of Arrangement substantially in the Form of Exhibit 1.1 hereto (the "PLAN OF ARRANGEMENT"). If the shareholders of Hemlo Gold approve the Arrangement, thereafter Hemlo Gold will take the necessary steps to submit the Arrangement to the Court and apply for a final order of the Court approving the Arrangement in such fashion as the Court may direct (the "FINAL ORDER "). At 12:01 a.m. (the "EFFECTIVE TIME") on the date (the "EFFECTIVE DATE") shown on the certificate of arrangement issued by the Director under the OBCA giving effect to the Arrangement, the following reorganization of capital and other transactions shall occur and shall be deemed to occur in the following order without any further act or formality:

             (i) the articles of incorporation of Hemlo Gold shall be amended, among other things, to (A) change the designation and terms of the Subordinate Voting Participating Shares, (B) replace the rights, privileges, restrictions and conditions attaching to the Common Shares with those set forth in Appendix A to the Plan of Arrangement, (C) authorize an unlimited number of Exchangeable Shares ("EXCHANGEABLE SHARES") having rights, privileges, restrictions and conditions substantially as set forth in Appendix A to the Plan of Arrangement, and
        (D) change the corporate name of Hemlo Gold to "Battle Mountain Canada Inc.";

             (ii) Hemlo Gold shall issue to BMG 100 of its Common Shares ("HEMLO GOLD COMMON SHARES") in consideration of the delivery by BMG to Hemlo Gold of 148 shares of Common Stock, par value $0.10 per share, of BMG ("BMG COMMON STOCK");

             (iii) the Hemlo Gold Common Shares (other than the Hemlo Gold Common Shares held by BMG and by holders who have exercised their rights of dissent in accordance with Article 3 of the Plan of Arrangement and who are ultimately entitled to be paid fair value for such shares) shall be exchanged for Exchangeable Shares in a ratio of 1.48 Exchangeable Shares for each Hemlo Gold Common Share (the ratio of 1.48:1, the "EXCHANGE RATIO"). No fractional Exchangeable Shares will be delivered. In lieu thereof, each holder of a Hemlo Gold Common Share who otherwise would be entitled to receive a fraction of an Exchangeable Share shall be paid by Hemlo Gold an amount determined in accordance with the Plan of Arrangement;

             (iv) upon the exchange referred to in paragraph (iii) above, each holder of a Hemlo Gold Common Share whose shares shall have been so exchanged shall cease to be a holder, shall have its name removed from the register of holders of Hemlo Gold Common Shares, and shall become a holder of a number of fully paid Exchangeable Shares to which he is entitled as above described, and such holder's name shall be added to the register of holders of Exchangeable Shares;

             (v) the stated capital attributable to the Exchangeable Shares will be as set out in the Plan of Arrangement; and

             (vi) the 148 of the shares of BMG Common Stock owned by Hemlo Gold will be distributed to BMG.

          (b) Ancillary Agreements. On or before the Effective Date:

             (i) BMG, Hemlo Gold and a Canadian trust company to be selected by BMG, which shall be satisfactory to Hemlo Gold, acting reasonably, shall execute and deliver a Voting, Support and Exchange Trust Agreement substantially in the form set forth in Exhibit 1.1(b)(i) hereto (the "VOTING, SUPPORT AND EXCHANGE TRUST AGREEMENT");

             (ii) BMG shall file with the Secretary of State of Nevada amendments to its Articles of Incorporation pursuant to the Nevada General Corporation Law (the "NGCL") which effect changes substantially as set forth in Exhibit 1.1(b)(ii) hereto (the "BMG CHARTER CHANGES") and which shall:

                (A) create one share of BMG Special Voting Stock; and

                (B) authorize the shares of BMG Common Stock to be issued in the Arrangement and a sufficient number of shares of BMG Common Stock so that the retraction and exchange rights attached to the Exchangeable Shares and the rights of holders of options issued pursuant to the Hemlo Gold Stock Option Plan (the "HEMLO GOLD OPTION PLAN") (after giving effect to the exchange described in Section 1.4 of this Agreement) may be honored; and

             (iii) Each share of BMG Common Stock to be issued to holders of Exchangeable Shares pursuant to the retraction and exchange rights and other provisions of the Exchangeable Shares will have an associated Right (as defined in the Rights Agreement dated as of November 10, 1988, as amended, between BMG and The Bank of New York, as Rights Agent (the "RIGHTS AGREEMENT ")) (so long as Rights are issuable with BMG Common Stock as provided in the Rights Agreement) and each Exchangeable Share issued in the Arrangement will have an associated right to acquire additional Exchangeable Shares on terms substantially the same as the Rights confer the right to acquire either Series A Junior Participating Preferred Stock, par value $1.00 per share, of BMG (essentially the economic equivalent of a share of BMG Common Stock) or, in certain circumstances, shares of BMG Common Stock (it being understood that the definitions of Beneficial Ownership, the calculation of percentage ownership and the number of shares outstanding and related provisions therein shall apply, as appropriate, to BMG Common Stock and Exchangeable Shares as though they were the same security). BMG shall supplement the Rights Agreement pursuant to Section 26 thereof (A) to provide that Noranda Inc., an Ontario corporation ("Noranda"), will not be an "ACQUIRING PERSON" (as defined in the Rights Agreement) thereunder unless and until it or any of its "AFFILIATES" or "ASSOCIATES" (as defined in the Rights Agreement) shall purchase or otherwise become the "BENEFICIAL OWNER " (as defined in the Rights Agreement) of additional Exchangeable Shares or shares of BMG Common Stock or any other person or persons who is (or collectively are) the Beneficial Owners of any Exchangeable Shares or shares of BMG Common Stock shall become an Affiliate or Associate of Noranda unless
        (x) in either such case, Noranda, together with all Affiliates and Associates of Noranda, is not then the Beneficial Owner of 20% or more of the Exchangeable Shares and shares of BMG Common Stock then outstanding, considered as one class, or (y) in case Noranda becomes the Beneficial Owner of such additional shares as a result of the acquisition of another person or becomes an Affiliate or Associate of another person as a result of a bona fide transaction undertaken primarily for another purpose not related to the acquisition of Beneficial Ownership of Exchangeable Shares or shares of BMG Common Stock and not for any purpose or with any effect of changing or influencing control of BMG, Noranda promptly divests or causes to be divested such additional shares or the shares owned beneficially by such Affiliate or Associate, (B) to provide a customary "inadvertence" exception in the definition of Acquiring Person (conditional on prompt divestiture) and (C) to make such other changes as the BMG Board, with the consent of Hemlo Gold which shall not be unreasonably withheld, shall determine to be appropriate following consultation with counsel.

          (c) Exchange of Options. Promptly after the Effective Time, BMG will notify in writing each holder of a Hemlo Gold Option (as defined in Section 1.4) of the exchange of such option for a BMG Option (as defined in Section 1.4), the number of shares of BMG Common Stock or Exchangeable Shares that are then subject to such option, and the exercise price of such option, as determined pursuant to Section 1.4.

          1.2 Adjustments for Capital Changes. If, prior to the Effective Time, BMG or Hemlo Gold recapitalizes through a subdivision of its outstanding shares into a greater number of shares or a combination of its outstanding shares into a lesser number of shares, or reorganizes, reclassifies or otherwise changes its outstanding shares into the same or a different number of shares of other classes, or declares a dividend on its outstanding shares payable in shares of its capital stock or securities convertible into shares of its capital stock, then the Exchange Ratio will be adjusted appropriately so as to maintain the relative proportionate interests of the holders of Hemlo Gold Common Shares and the holders of the shares of BMG Common Stock.

          1.3 Dissenting Shares. Holders of Hemlo Gold Common Shares may exercise rights of dissent with respect to such shares in connection with the Arrangement pursuant to and in the manner set forth in section 185 of the OBCA and Section 3.1 of the Plan of Arrangement (such holders referred to as "Dissenting Shareholders"). Hemlo Gold shall give BMG (i) prompt notice of any written demands of a right of dissent, withdrawals of such demands, and any other instruments served pursuant to the OBCA and received by Hemlo Gold and (ii) the opportunity to participate in all negotiations and proceedings with respect to such rights. Hemlo Gold shall not, except with the prior written consent of BMG, voluntarily make any payment with respect to any such rights or offer to settle or settle any such rights.

          1.4 Hemlo Gold Options.

          (a) Exchange. At the Effective Time, after the actions described in Sections 1.1(a) through (c), each of the then outstanding options granted by Hemlo Gold to purchase Hemlo Gold Common Shares (collectively, the "HEMLO GOLD OPTIONS") (including all outstanding options granted under the Hemlo Gold Option Plan) will, without any further action on the part of any holder thereof, be exchanged for an option (a "BMG OPTION") to purchase that number of shares of BMG Common Stock or, at the option of the holder, Exchangeable Shares, determined by multiplying the number of Hemlo Gold Common Shares subject to such Hemlo Gold Option at the Effective Time by the Exchange Ratio, at an exercise price per share of BMG Common Stock (or per Exchangeable Share) equal to the exercise price per Hemlo Gold Common Share of such Hemlo Gold Option immediately prior to the Effective Time divided by the Exchange Ratio. If the foregoing calculation results in an exchanged Hemlo Gold Option being exercisable for a fraction of a share of BMG Common Stock (or Exchangeable Share) then the number of shares of BMG Common Stock (or Exchangeable Shares) subject to such option will be rounded down to the nearest whole number of shares and the total exercise price for the option will be reduced by the exercise price of the fractional share. The term, exercisability, currency of payment, vesting schedule and all other terms and conditions of the Hemlo Gold Options will otherwise continue with respect to the BMG Options. Continuous employment with Hemlo Gold or any of the Hemlo Gold Subsidiaries (as hereinafter defined) will be credited to an optionee of Hemlo Gold for purposes of determining the number of shares of BMG Common Stock (or Exchangeable Shares) subject to exercise under an exchanged Hemlo Gold Option after the Effective Time.

          (b) Registration. BMG will cause the BMG Common Stock (or Exchangeable Shares) issuable upon exercise of the BMG Options to be registered on Form S-8 promulgated by the Securities and Exchange Commission (the "SEC") as soon as reasonably practicable after the Effective Time and will use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements for so long as such BMG Options shall remain outstanding. BMG will reserve a sufficient number of shares of BMG Common Stock (or Exchangeable Shares) for issuance upon exercise of the BMG Options pursuant to this Section.

          1.5 Other Effects of the Arrangement. At the Effective Time: (a) the bylaws of Hemlo Gold immediately prior to the Effective Time will continue as the bylaws of Hemlo Gold, subject to later amendment; (b) the directors of Hemlo Gold will be as agreed upon by BMG and Hemlo Gold prior to the Effective Time; (c) the officers of Hemlo Gold will be as agreed upon by BMG and Hemlo Gold prior to the Effective Time; (d) each Hemlo Gold Common Share and each Hemlo Gold Option outstanding immediately prior to the Effective Time will be exchanged as provided in Sections 1.1 and 1.4; and
     (e) the Arrangement will, from and after the Effective Time, have all of the effects provided by applicable law, including, without limitation, the OBCA.

          1.6 Joint Management Information Circular/Proxy Statement; Registration Statement.

          (a) As promptly as practicable after execution of this Agreement, BMG and Hemlo Gold shall, if so required, prepare and file with the SEC a preliminary joint management information circular and proxy statement (the "JOINT PROXY STATEMENT "), together with any other documents required by the Securities Act of 1933, as amended (the "SECURITIES ACT "), or the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT "), in connection with the Arrangement. The Joint Proxy Statement shall constitute
     (i) the management information circular of Hemlo Gold with respect to the meeting of the shareholders of Hemlo Gold to be held with respect to the approval of Hemlo Gold's shareholders of this Agreement and the Arrangement (the "HEMLO GOLD SHAREHOLDERS MEETING"), (ii) the proxy statement of BMG with respect to the meeting of stockholders of BMG to be held with respect to the approval by BMG's stockholders of the issuance of the BMG Common Stock in connection with this Agreement, the BMG Charter Changes and related matters (the "BMG STOCKHOLDERS MEETING") and (iii) the prospectus with respect to the issuance by Hemlo Gold of the Exchangeable Shares in connection with the Arrangement, which prospectus may, if BMG's counsel or Hemlo Gold's counsel determines it is required by the Securities Act, be included in a registration statement filed by Hemlo Gold on Form F-4 or such other registration Form as may be applicable (collectively, the "FORM F-4 "). As promptly as practicable after comments are received from the SEC thereon and after the furnishing by BMG and Hemlo Gold of all information required to be contained therein, BMG and Hemlo Gold shall cause the Joint Proxy Statement to be mailed to each company's shareholders. Notwithstanding anything in this Agreement to the contrary, Hemlo Gold shall be under no obligation to file the Form F-4 if BMG shall have determined on the advice of its counsel that the issuance of the Exchangeable Shares pursuant to the Arrangement is exempt from the registration requirements of section 5 of the Securities Act by virtue of section 3(a)(10) thereof. If BMG determines on the advice of its counsel that it is necessary to file a registration statement on Form S-3 (the "FORM S-3") in order to register the BMG Common Stock to be issued from time to time after the Effective Time upon exchange of the Exchangeable Shares, then BMG shall file the Form S-3 with the SEC and use its reasonable best efforts to maintain the effectiveness of

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     such registration for such period as such Exchangeable Shares remain outstanding, and BMG and Hemlo Gold shall use all reasonable efforts to cause the Form S-3 to become effective. Notwithstanding anything herein to the contrary, BMG shall be under no obligation to file the Form S-3 if it shall have determined on the advice of its counsel that the issuance of shares of BMG Common Stock upon exchange of the Exchangeable Shares after the Effective Time is exempt from the registration requirements of section 5 of the Securities Act by virtue of section 3(a)(9) thereof.

          (b) Each party shall promptly furnish to the other party all information concerning such party and its shareholders as may be reasonably required in connection with any action contemplated by this Section 1.6. The Joint Proxy Statement and, if required, the Form F-4 and Form S-3, shall comply in all material respects with all applicable requirements of law. Each of BMG and Hemlo Gold will notify the other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Joint Proxy Statement or the Form F-4 or Form S-3 or for additional information, and will supply the other with copies of all correspondence with the SEC or its staff with respect to the Joint Proxy Statement or the Form F-4 or Form S-3. Whenever any event occurs which should be set forth in an amendment or supplement to the Joint Proxy Statement or the Form F-4 or Form S-3, BMG or Hemlo Gold, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of BMG and Hemlo Gold, such amendment or supplement.

          1.7 Reorganization. The parties intend to adopt this Agreement and the Plan of Arrangement as a plan of reorganization constituting a recapitalization under section 368(a)(1)(E) of the Code to the extent that Exchangeable Shares are received in exchange for Hemlo Gold Common Shares, and the parties intend to adopt the Arrangement as a reorganization of capital of Hemlo Gold under section 86 of the ITA to the extent that Exchangeable Shares are received in exchange for Hemlo Gold Common Shares.

          1.8 "Pooling of Interests". The parties intend that the Arrangement be treated as a "pooling of interests" under U.S. GAAP. Promptly following the execution of this Agreement, each of BMG and Hemlo Gold shall use commercially reasonable efforts to obtain and deliver Affiliates Agreements from their respective affiliates, as contemplated by Section 4.3.

          1.9 Material Adverse Effect. In this Agreement, any reference to any event, change or effect being "MATERIAL " with respect to any entity or group of entities means any material event, change or effect related to the condition (financial or otherwise), properties, assets, liabilities, businesses, operations, results of operations or prospects of such entity or group of entities provided that for all purposes of this Agreement other than Articles 5, 6, 7 and 8, an event, change or effect shall be deemed to be material if it is or is reasonably likely to be adverse to the extent of more than $1,000,000 and for purposes of Articles 5, 6, 7 and 8, material shall mean involving or reasonably likely to involve in the aggregate more than $50,000,000. In this Agreement, the term "MATERIAL ADVERSE EFFECT " used with respect to a party means any event, change or effect that is, or is reasonably likely to be, adverse to the condition (financial or otherwise), properties, assets, liabilities, businesses, operations, results of operations or prospects of such party and its subsidiaries, taken as a whole, provided that for purposes of this Agreement other than Articles 5, 6, 7 and 8 a Material Adverse Effect shall be deemed to result if the effect of such event, change or effect is or is reasonably likely to be adverse to an extent of more than $1,000,000 and for purposes of Articles 5, 6, 7 and 8, a Material Adverse Effect shall exist if the impact of the applicable events, changes or effects in the aggregate, is or is reasonably likely to be adverse to an extent of more than $50,000,000 and provided further that a Material Adverse Effect shall not include or be deemed to result from any change in the market value of BMG Common Stock or Hemlo Gold Common Shares or any adverse effect resulting from changes in general economic conditions or conditions generally affecting gold prices.

          1.10 Currency. Unless otherwise specified, all references in this Agreement to "dollars" or "$" shall mean United States dollars.

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                                   ARTICLE 2
                    REPRESENTATIONS AND WARRANTIES OF HEMLO

     Except as and to the extent specifically set forth in a letter dated the date of this Agreement and delivered by Hemlo Gold to BMG concurrently herewith (the "HEMLO GOLD DISCLOSURE LETTER "), the Hemlo Gold OSC Reports (as hereinafter defined) and the Hemlo Gold SEC Documents (as hereinafter defined), Hemlo Gold hereby represents and warrants to BMG that:

          2.1 Organization; Good Standing; Qualification and Power. Each of Hemlo Gold and each corporation, partnership, company, joint venture, and other entity in which Hemlo Gold beneficially owns or controls, directly or indirectly, more than 50% of the equity, voting rights, profits interest, capital, or other similar interest thereof and that (i) owns or operates producing properties or properties with proven and probable ore reserves with a fair market value of more than $1 million or (ii) has cash or other liquid assets with a fair market value of more than $1 million (the "HEMLO GOLD SUBSIDIARIES") is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not have a Material Adverse Effect on Hemlo Gold. The Hemlo Gold Disclosure Letter sets forth a correct and complete list of the Hemlo Gold Subsidiaries, the number of each such subsidiary's outstanding capital stock or other ownership interest owned by Hemlo Gold or another Hemlo Gold Subsidiary and a correct and complete list of each jurisdiction in which each of Hemlo Gold and each Hemlo Gold Subsidiary is duly qualified and in good standing to do business. Hemlo Gold has delivered to BMG complete and correct copies of the articles of incorporation and bylaws of Hemlo Gold as amended to the date of this Agreement and currently in effect.

        2.2 Capital Structure.

             (a) Stock and Options. The authorized capital stock of Hemlo Gold consists of an unlimited number of Hemlo Gold Common Shares, without par value, an unlimited number of Preferred Shares, without par value (the "HEMLO GOLD PREFERRED SHARES") and an unlimited number of Subordinate Voting Participating Shares, without par value, ("HEMLO GOLD SUBORDINATED SHARES"). At the close of business on February 29, 1996, 100,061,082 Hemlo Gold Common Shares were issued and outstanding. No Hemlo Gold Common Shares are reserved and authorized for issuance pursuant to the Hemlo Gold Option Plan in respect of which Hemlo Gold Options granted pursuant to the Hemlo Gold Option Plan to purchase a total of 356,000 Hemlo Gold Common Shares were outstanding as of February 29, 1996. There are no outstanding Hemlo Gold Options that have not been granted under the Hemlo Gold Option Plan. No Hemlo Gold Preferred Shares or Hemlo Gold Subordinated Shares are issued or outstanding. All outstanding Hemlo Gold Common Shares have been duly authorized and validly issued, are fully paid and non-assessable and were not issued in violation of any preemptive rights. All issued and outstanding shares of the capital stock of each of the Hemlo Gold Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable, are not subject to any right of rescission, and have been offered, issued, sold and delivered by Hemlo Gold or the applicable Hemlo Gold Subsidiary in compliance with all registration, qualification and prospectus requirements (or applicable exemptions therefrom) of applicable federal, provincial and state securities laws. As of February 29, 1996, except as set forth in Section 2.2 of the Hemlo Gold Disclosure Letter, Hemlo Gold does not have any material subsidiaries or any material equity interest, direct or indirect, in any corporation, partnership, joint venture or other business entity the primary purpose or activity of which is operating or developing a property or holding a property with proven and probable reserves.

             (b) No Other Commitments. Except for the Hemlo Gold Options disclosed in Section 2.2(a) above and, with respect to the Hemlo Gold Subsidiaries, as listed in the Hemlo Gold Disclosure Letter and except for the obligations of Hemlo Gold under this Agreement, there are no

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        options, warrants, calls, rights, commitments, conversion rights or agreements of any character to which Hemlo Gold or any of the Hemlo Gold Subsidiaries is a party or by which Hemlo Gold or any of the Hemlo Gold Subsidiaries is bound obligating Hemlo Gold or any of the Hemlo Gold Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock of Hemlo Gold or any of the Hemlo Gold Subsidiaries or securities convertible into or exchangeable for shares of capital stock of Hemlo Gold or any of the Hemlo Gold Subsidiaries, or obligating Hemlo Gold or any of the Hemlo Gold Subsidiaries to grant, extend or enter into any such option, warrant, call, right, commitment, conversion right or agreement. There are no voting trusts or other agreements or understandings to which Hemlo Gold is a party with respect to the voting of the capital stock of Hemlo Gold or any of the Hemlo Gold Subsidiaries.

             (c) Registration Rights. Except as set forth in the Hemlo Gold Disclosure Letter, Hemlo Gold is not under any obligation to register under the Securities Act any of its presently outstanding securities.

        2.3 Authority.

             (a) Corporate Action. Hemlo Gold has all requisite corporate power and authority to enter into this Agreement and, subject to approval of the Arrangement by the shareholders of Hemlo Gold and by the Court, to perform its obligations hereunder and to consummate the Arrangement and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by Hemlo Gold and, subject to approval of the Arrangement by the shareholders of Hemlo Gold and by the Court, the consummation by Hemlo Gold of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Hemlo Gold. This Agreement has been duly executed and delivered by Hemlo Gold and this Agreement is the valid and binding obligation of Hemlo Gold, enforceable in accordance with its terms, except that such enforceability may be subject to (i) bankruptcy, insolvency, reorganization or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles.

             (b) No Conflict. Neither the execution, delivery and performance of this Agreement or the Plan of Arrangement by Hemlo Gold, nor the consummation of the transactions contemplated hereby or thereby by Hemlo Gold, nor compliance with the provisions hereof or thereof by Hemlo Gold will: (i) result in any breach or violation of the articles of incorporation or bylaws of Hemlo Gold or the comparable governing instruments of any of the Hemlo Gold Subsidiaries; (ii) result in any breach or violation of or cause a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation contained in, or the loss of any material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon, or right of first refusal or other option to purchase or acquire, any of the material properties or assets of Hemlo Gold or any of the Hemlo Gold Subsidiaries under, any term, condition or provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other material contract, agreement, judgment, order, decree, statute, law, ordinance, rule, license, permit or regulation applicable to Hemlo Gold or any of the Hemlo Gold Subsidiaries or their respective properties or assets, other than any such breaches, defaults, losses, liens, security interests, charges or encumbrances which, individually or in the aggregate, would not have a Material Adverse Effect on Hemlo Gold; or
        (iii) except for the requirement under the OBCA that the Arrangement be approved by the holders of at least two-thirds (or such other proportion as may be set out in the Interim Order) of the outstanding Hemlo Gold Common Shares who are permitted to, and who do, vote in accordance with the OBCA at the Hemlo Gold Shareholders Meeting, require any vote of the holders of issued and outstanding Hemlo Gold Common Shares.

             (c) Governmental Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency, regulatory body or commission or other governmental authority or instrumentality, whether federal, state, or local and whether domestic or foreign (each, a "GOVERNMENTAL ENTITY"), is required to be obtained by Hemlo Gold or any of the

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        Hemlo Gold Subsidiaries in connection with the execution and delivery of this Agreement or the Plan of Arrangement or the consummation of the transactions contemplated hereby or thereby, except for: (i) the filing with the Ontario Securities Commission (the "OSC"), all other Canadian provincial securities regulatory authorities having jurisdiction and the Court and the mailing to shareholders of Hemlo Gold of the Joint Proxy Statement relating to the Hemlo Gold Shareholders Meeting; (ii) the filing of the Form F-4 or the furnishing to the SEC of such reports and information under the Exchange Act and the rules and regulations promulgated by the SEC thereunder, as may be required in connection with this Agreement and the transactions contemplated hereby; (iii) approval of the Court of the Arrangement and the filings of the Articles of Arrangement and any other required amalgamation, arrangement or other documents as required by the OBCA; (iv) such filings, authorizations, orders and approvals as may be required under state "control share acquisition," "anti-takeover" or other similar statutes and regulations (collectively, "STATE TAKEOVER LAWS"); (v) such filings, authorizations, orders and approvals as may be required under the Securities Act (Ontario) and other relevant Canadian securities statutes, any other applicable federal, provincial or state securities laws and the rules of the American Stock Exchange (the "AMEX"), The Toronto Stock Exchange
        (the "TSE"), the London Stock Exchange or The Montreal Exchange; (vi) such filings and notifications as may be necessary under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT "); (vii) required notices, filings, consents and approvals under the Investment Canada Act and under the Competition Act (Canada); and (viii) any such consents, approvals, orders, authorizations, registrations, declarations or filings that, if not obtained, would not prevent or delay the consummation of the Arrangement or otherwise prevent Hemlo Gold from performing its obligations under this Agreement and would not be reasonably likely to have a Material Adverse Effect on Hemlo Gold.

        2.4 Securities Regulatory Authority Reports and Financial Statements.

             (a) Canadian Compliance. Since December 31, 1993, Hemlo Gold has filed all forms, reports and documents with the OSC required to be filed by it pursuant to the Securities Act (Ontario) and the regulations promulgated thereunder, the comparable statutes and regulations of all other Canadian provinces, and the applicable policies and rules of the OSC and all other Canadian provincial securities regulatory authorities having jurisdiction, and attached hereto as Exhibit 2.4(a) is a form of the Annual Information Form of Hemlo Gold that it intends to file with the OSC respecting Fiscal Year 1995 (the "1995 AIF") (such forms, reports and documents, together with the 1995 AIF, collectively, the "HEMLO GOLD OSC REPORTS"), all of which complied when filed in all material respects with all then applicable requirements of such statute, regulations, policies and rules. None of the Hemlo Gold OSC Reports, at the time filed or as subsequently amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

             (b) SEC Reports. Hemlo Gold has filed each report, schedule, registration statement and definitive proxy statement with the SEC (the "HEMLO GOLD SEC DOCUMENTS"), which Hemlo Gold was required to file with the SEC on or after December 31, 1993. As of their respective dates or, in the case of registration statements, their effective dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), none of the Hemlo Gold SEC Documents (including all schedules thereto and documents incorporated by reference therein) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Hemlo Gold SEC Documents complied when filed in all material respects with the then applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated by the SEC thereunder.

             (c) Financial Statements. The consolidated balance sheets and the consolidated statements of operations, retained earnings and cash flows (including the related notes thereto) of Hemlo Gold

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        contained in the Hemlo Gold OSC Reports and the Hemlo Gold SEC Documents
        present fairly the consolidated financial position and the consolidated results of operations and cash flows of Hemlo Gold and its consolidated subsidiaries as of the dates or for the periods presented therein in conformity in all material respects with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved, except as otherwise noted therein and subject in the case of quarterly financial statements to normal and recurring year-end audit adjustments. Except as disclosed in the Hemlo Gold OSC Reports or the Hemlo Gold Disclosure Letter, neither Hemlo Gold nor any of the Hemlo Gold Subsidiaries has any liabilities, accrued, contingent or otherwise, that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on Hemlo Gold.

          2.5 Information Supplied. None of the information supplied or to be supplied by Hemlo Gold for inclusion or incorporation by reference in the Joint Proxy Statement (and, if filed, the Form F-4) will, at the time the Joint Proxy Statement is mailed to the shareholders of Hemlo Gold and at the time of the Hemlo Gold Shareholders Meeting (and, if filed, at the time the Form F-4 is declared effective), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the provisions of the OBCA and applicable Canadian securities laws and the rules and regulations promulgated thereunder.

          2.6 Compliance with Applicable Laws. Hemlo Gold and the Hemlo Gold Subsidiaries have complied, in the conduct of their respective businesses, with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto, except where the failure to comply would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Hemlo Gold. Hemlo Gold has not been notified by any Governmental Entity of any investigation with respect to Hemlo Gold or any of the Hemlo Gold Subsidiaries that is pending or threatened, nor has any Governmental Entity notified Hemlo Gold of such entity's intention to conduct the same that would be reasonably likely to have a Material Adverse Effect on Hemlo Gold. Each of Hemlo Gold and the Hemlo Gold Subsidiaries has all permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit it or such subsidiary to carry on its business as it is presently conducted, except for such permits, licenses, certificates, orders, filings, applications and registrations, the failure to have or make of which, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on Hemlo Gold.

          2.7 Title to Assets. Each of Hemlo Gold and the Hemlo Gold Subsidiaries has good and marketable title, applying customary standards in the mining industry, to its operating properties and properties with proven and probable ore reserves (other than property as to which it is lessee, in which case it has a valid leasehold interest), except for such defects in title that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on Hemlo Gold. All real and tangible personal property of Hemlo Gold and each of the Hemlo Gold Subsidiaries is in generally good repair and is operational and usable in the operation of Hemlo Gold, subject to normal wear and tear and technical obsolescence, except for such property whose failure to be in such condition would not be reasonably likely to have a Material Adverse Effect on Hemlo Gold.

          2.8 Reserves. The proven, probable and possible reserves of Hemlo Gold as set forth in its 1995 AIF have been prepared in accordance with accepted engineering practices, and are in all material respects in compliance with the requirements applicable to the presentation of such reserves in documents filed with the OSC.

          2.9 Litigation. Except as disclosed in the Hemlo Gold OSC Reports filed prior to the date of this Agreement, there are no suits, actions, arbitrations, demands, claims or proceedings pending or, to the knowledge of the executive officers of Hemlo Gold, threatened against Hemlo Gold or any of the Hemlo Gold Subsidiaries that, individually or in the aggregate, would be reasonably likely to have a Material

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     Adverse Effect on Hemlo Gold nor are there any judgments, decrees, injunctions, rules or orders of any Governmental Entity or arbitrator outstanding against Hemlo Gold or any of the Hemlo Gold Subsidiaries that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on Hemlo Gold.

        2.10 Benefit Plans and Other Compliance.

             (a) The Hemlo Gold Disclosure Letter identifies all bonus, deferred compensation, incentive compensation, share purchase, share option, stock appreciation, phantom stock, savings, profit sharing, severance or termination pay, health or other medical, life, disability or other insurance (whether insured or self-insured), supplementary unemployment benefit, pension, retirement, supplementary retirement and every other written or formal benefit plan, program, agreement or arrangement involving direct or indirect compensation or benefits in excess of $100,000 per person per annum (including any employment agreements entered into between Hemlo Gold or any of the Hemlo Gold Subsidiaries and any employee of Hemlo Gold or any of the Hemlo Gold Subsidiaries, but excluding workers' compensation, unemployment insurance, federal or provincial pension plans and other government-mandated programs), maintained or contributed to by Hemlo Gold or any of the Hemlo Gold Subsidiaries (or under which Hemlo Gold or any Hemlo Gold Subsidiary has any present or future obligation or ability) for the benefit of any employee of Hemlo Gold or any Hemlo Gold Subsidiary or their respective dependents or beneficiaries (collectively, the "Hemlo Gold Employee Plans").

             (b) There has been no amendment to, written interpretation of or announcement by Hemlo Gold or any of the Hemlo Gold Subsidiaries relating to, or change in employee participation or coverage under any Hemlo Gold Employee Plan that would increase materially the expense of maintaining such Hemlo Gold Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 1995.

             (c) All of the Hemlo Gold Employee Plans are, and have been since their establishment, duly registered where required by legislation (including registration with the relevant tax authorities where such registration is required to qualify for tax exemption or other beneficial tax status) and are in good standing under, and in material compliance with, all statutes, orders, rules and regulations, including the Income Tax Act (Canada) and provincial pension standards legislation, which are applicable to the Hemlo Gold Employee Plans.

             (d) All employer and, if applicable, employee contributions under the Hemlo Gold Employee Plans due from Hemlo Gold or any Hemlo Gold Subsidiary have been or will be remitted in a timely manner through the Effective Time as required by applicable legislation or have been accrued on Hemlo Gold's or any such Hemlo Gold Subsidiary's financial statements as of December 31, 1995.

             (e) To the best of the knowledge of Hemlo Gold, no event has occurred and there has been no failure to act on the part of Hemlo Gold or any Hemlo Gold Subsidiary, any funding agent or any administrator of any of the Hemlo Gold Employee Plans that could subject Hemlo Gold, any Hemlo Gold Subsidiary, any officer or director or either of them, or the fund of any Hemlo Gold Employee Plan to the imposition of any tax, penalty or other disability with respect to any such plan, whether by way of indemnity or otherwise.

             (f) No Hemlo Gold Employee Plan constitutes a multi-employer pension plan.

          2.11 Absence of Certain Changes or Events. Except as disclosed in the Hemlo Gold OSC Reports and Hemlo Gold SEC Documents filed prior to the date of this Agreement and in the 1995 AIF, since December 31, 1995 (the "HEMLO GOLD BALANCE SHEET DATE"), Hemlo Gold and the Hemlo Gold Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses and there has not been: (i) any change or development or combination of changes or developments (including any worsening of any condition currently existing) which, individually or in the aggregate, would be reasonably likely to result in a Material Adverse Effect on Hemlo Gold; (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to Hemlo Gold's

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     capital stock other than the declaration and payment of Regular Cash
     Dividends (as defined in Section 4.1(b)); (iii) any change by Hemlo Gold in its accounting methods, principles or practices; (iv) any writing down or writing off the value of any assets other than in the ordinary course of business; (v) any material increase in or material modification of the compensation or benefits payable or to become payable by any of Hemlo Gold or the Hemlo Gold Subsidiaries to any of its directors or employees, except in the ordinary course of business consistent with past practice; (vi) any acquisition or sale of a material amount of property or assets of Hemlo Gold or any Hemlo Gold Subsidiary, other than in the ordinary course of business consistent with past practice; or (vii) to the knowledge of Hemlo Gold, any labour dispute or charge of unfair labour practice (other than routine individual grievances), any activity or proceeding by a labour union or representative thereof to organize any employees of Hemlo Gold or any Hemlo Gold Subsidiary or any campaign conducted to solicit authorization from employees to be represented by such labour union that, in any such case, would be reasonably likely to have a Material Adverse Effect on Hemlo Gold.

          2.12 Certain Agreements. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will
     (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Hemlo Gold or any of the Hemlo Gold Subsidiaries from Hemlo Gold or any of the Hemlo Gold Subsidiaries, under any Hemlo Gold Employee Plan, Hemlo Gold Benefit Arrangement or otherwise,
     (ii) materially increase any benefits otherwise payable under any Hemlo Gold Employee Plan or Hemlo Gold Benefit Arrangement or (iii) result in the acceleration of the time of payment or vesting of any such benefits, including but not limited to the time of exercise of stock options. Hemlo Gold and each Hemlo Gold Subsidiary is in compliance in all material respects with all applicable laws, agreements and contracts relating to employment, employment practices, wages, hours, and terms and conditions of employment, including, but not limited to, employee compensation matters. Hemlo Gold and each Hemlo Gold Subsidiary believes it has satisfactory labour relations; nothing has come to Hemlo Gold's attention as a result of the negotiation or entering into of this Agreement that would lead Hemlo Gold to believe that the consummation of the transactions contemplated hereby will have a Material Adverse Effect on labour relations; and neither Hemlo Gold nor any Hemlo Gold Subsidiary has any knowledge that any of its or their executive officers intends to leave its or their employ. Neither Hemlo Gold nor any of the Hemlo Gold Subsidiaries has an employment contract or material consulting agreement currently in effect that is not terminable at will or upon reasonable notice (other than agreements with the sole purpose of providing for the confidentiality of proprietary information or assignment of inventions), except as such termination rights are limited under applicable employment laws.

          2.13 Taxes. Hemlo Gold and each of the Hemlo Gold Subsidiaries have timely filed, or caused to be filed, all Tax Returns (as defined below) required to be filed by them (all of which returns were correct and complete in all material respects) and have paid, or caused to be paid, all Taxes (as defined below) that are due and payable, and Hemlo Gold has provided adequate accruals in accordance with Canadian generally accepted accounting principles in its financial statements for any Taxes that have not been paid, whether or not shown as being due on any returns. Since the Hemlo Gold Balance Sheet Date, no material Tax liability has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. Neither Hemlo Gold nor any Hemlo Gold Subsidiary has received any written notification that any material issues have been raised (and are currently pending) by Revenue Canada, the United States Internal Revenue Service or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waivers of statutes of limitations have been given or requested with respect to Hemlo Gold or any of the Hemlo Gold Subsidiaries, in each case except for any such written notices or waivers which have not had and would not be likely to have a Material Adverse Effect. There are no material proposed (but unassessed) additional Taxes, none have been asserted and no Tax liens have been filed other than for Taxes not yet due and payable. None of Hemlo Gold or any of the Hemlo Gold Subsidiaries (i) has made an election to be treated as a "consenting corporation" under section 341(f) of the Code, (ii) is a "personal holding company" within the meaning of section 542 of the Code or (iii) except as disclosed in

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     the Hemlo Gold Disclosure Letter, is a party to any Tax sharing or other similar agreement or arrangement of any nature with any other person pursuant to which Hemlo Gold or any of the Hemlo Gold Subsidiaries has or could have any liabilities in respect of Taxes. Neither Hemlo Gold, any corporation to which Hemlo Gold is the successor in a reorganization described in section 368(a) of the Code nor any Hemlo Gold Subsidiary has, for any prior taxable year, been a "passive foreign investment company" (a "PFIC ") within the meaning of section 1296 of the Code, and, on the basis of its income and assets for the current taxable year to date, would not be a PFIC for such year.

          As used in this Agreement, "TAX" and "TAXES" means, with respect to any entity, (A) all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital, gross receipts, mining, resource, commodity, environmental, sales, use, ad valorem, value added, transfer, franchise, license, withholding, payroll, employment, Canada or Quebec Pension Plans, excise, severance, utility, compensation, social security, workers' compensation, unemployment insurance or compensation, stamp, occupation, premium, property, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imposts, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing, and (B) any liability for the payment of any amount of the type described in the immediately preceding clause (A) as a result of being a "transferee" (within the meaning of section 6901 of the Code or any other applicable law) of another entity or a member of an affiliated or combined group. As used in this Agreement, "TAX RETURNS" means all returns, declarations, reports, information returns and statements relating to Taxes.

          2.14 Fees and Expenses. Except for the fees and expenses set forth in the Hemlo Gold Disclosure Letter payable to RBC Dominion Securities Inc., neither Hemlo Gold nor any of the Hemlo Gold Subsidiaries has paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated by this Agreement.

          2.15 Environmental Matters. Except as disclosed in the Hemlo Gold OSC Reports or the Hemlo Gold Disclosure Letter and except for such matters that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect, (i) Hemlo Gold and the Hemlo Gold Subsidiaries are and have been in compliance with all applicable Environmental Laws (as defined below) and (ii) neither Hemlo Gold nor any of the Hemlo Gold Subsidiaries has received any notices, demand letters or requests for information from any Governmental Entity or any other third party to the effect that it may be in violation of, or liable under, any Environmental Law and none of Hemlo Gold, the Hemlo Gold Subsidiaries or its properties are subject to any court order, administrative order or decree arising under any Environmental Law.

          "ENVIRONMENTAL LAW" means any applicable federal, state, foreign or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, common law, legal doctrine, order, judgment, decree, injunction, requirement or agreement with any Governmental Entity, (x) relating to the protection, preservation or restoration of the environment (including, without limitation, air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety, or (y) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labelling, production, release or disposal of Hazardous Substances, in each case as amended and as now in effect. "HAZARDOUS SUBSTANCE" means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component.

          2.16 Interested Party Transactions. Except as disclosed in the Hemlo Gold OSC Reports filed prior to the date of this Agreement and the 1995 AIF, no officer or director of Hemlo Gold or any "affiliate" or "associate" (as those terms are defined in Rule 405 promulgated under the Securities
     Act) of any such person has had, either directly or indirectly, a material interest in (i) any person or entity which

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     purchases from or sells, licenses or furnishes to Hemlo Gold or any of the
     Hemlo Gold Subsidiaries any goods, property, technology or intellectual or other property rights or services or (ii) any contract or agreement to which Hemlo Gold or any of the Hemlo Gold Subsidiaries is a party or by which it may be bound or affected.

          2.17 Material Contracts. Except for the contracts, agreements, leases and commitments listed in the Hemlo Gold Disclosure Letter, neither Hemlo Gold nor any of the Hemlo Gold Subsidiaries is a party to or bound by: (i) any contract, agreement, lease or commitment, whether written or oral, which was not entered into or made in the ordinary course of its business;
     (ii) any contract which imposes material geographic or territorial limitations on the conduct of business by Hemlo Gold or any of the Hemlo Gold Subsidiaries (excluding customary area of interest provisions relating to specific properties and similar restrictions entered into in the ordinary course of business and which do not have a significant impact on their ability to conduct business generally in that geographic area); or
     (iii) any joint venture or partnership agreement respecting its operating properties or properties with proven and probable ore reserves. As of the date hereof, the net hedge and future position is not materially different from that existing on the Balance Sheet Date.

          2.18 Insurance. Hemlo Gold and each of the Hemlo Gold Subsidiaries have their respective assets insured against loss or damages as is appropriate to their businesses and assets in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses and assets, and such insurance coverage will be continued in full force and effect to and including the Effective Time all as set forth in the Hemlo Gold Disclosure Letter.

          2.19 No Defaults. Except as disclosed in the Hemlo Gold OSC Reports filed prior to the date of this Agreement and the 1995 AIF, to Hemlo Gold's knowledge, neither it nor any of the Hemlo Gold Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time, or both, would constitute such a default by Hemlo Gold or any of the Hemlo Gold Subsidiaries under, any contract or agreement to which Hemlo Gold or any of the Hemlo Gold Subsidiaries is a party and which would, if terminated due to such default, have, insofar as can reasonably be foreseen, a Material Adverse Effect on Hemlo Gold.

          2.20 Restrictions on Business Activities. There is no material agreement, judgment, injunction, order or decree binding upon Hemlo Gold or any Hemlo Gold Subsidiary that has or could reasonably be expected to have the effect of prohibiting or impairing any business practice of Hemlo Gold or any Hemlo Gold Subsidiary, any acquisition of property by Hemlo Gold or any Hemlo Gold Subsidiary or the conduct of business by Hemlo Gold or any Hemlo Gold Subsidiary as currently conducted in a manner that would be reasonably likely to have a Material Adverse Effect on Hemlo Gold.

          2.21 Books and Records. The books, records and accounts of Hemlo Gold and the Hemlo Gold Subsidiaries (a) have in all material respects been maintained in accordance with good business practices on a basis consistent with prior years and (b) are stated in reasonable detail and in all material respects accurately and fairly reflect the transactions and dispositions of the assets of Hemlo Gold. Hemlo Gold has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (x) transactions are executed in accordance with management's general or specific authorization; and (y) transactions are recorded as necessary (i) to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles, U.S. GAAP or any other criteria applicable to such statements and (ii) to maintain accountability for assets.

          2.22 Board Approval. The Hemlo Gold Board has, as of the date hereof,
     (i) unanimously approved this Agreement and the Arrangement, (ii) determined that the Arrangement is in the best interests of the shareholders of Hemlo Gold and is on terms that are fair to such shareholders and (iii) recommended that the shareholders of Hemlo Gold approve this Agreement and the Arrangement.

          2.23 Vote Required. The affirmative vote of two-thirds of the votes cast by the holders of the outstanding Hemlo Gold Common Shares entitled to be cast (or such other vote as may be set out in the

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     Interim Order) is the only vote of the holders of any class or series of
     Hemlo Gold's capital stock necessary to approve this Agreement and the Arrangement.

          2.24 Fairness Opinion. The Hemlo Gold Board has received an opinion from RBC Dominion Securities Inc. that the Arrangement is fair to Hemlo Gold's shareholders from a financial point of view.

          2.25 Pooling Matters. Neither Hemlo Gold nor any of its affiliates has, to Hemlo Gold's knowledge and based upon consultation with its independent auditors, taken or agreed to take any action that (without giving effect to this Agreement, the transactions contemplated hereby or actions related thereto, or any action taken or agreed to be taken by BMG or any of its affiliates) would adversely affect the ability of BMG to account for the business combination to be effected by the Arrangement as a "pooling of interests" under U.S. GAAP.

                                   ARTICLE 3
                     REPRESENTATIONS AND WARRANTIES OF BMG

     Except as and to the extent specifically set forth in a letter dated the date of this Agreement and delivered by BMG to Hemlo Gold concurrently herewith (the "BMG DISCLOSURE LETTER") and the BMG SEC Documents (as hereinafter defined), BMG hereby represents and warrants to Hemlo Gold that:

          3.1 Organization; Good Standing; Qualification and Power. Each of BMG and each corporation, partnership, company, joint venture and other entity in which BMG beneficially owns or controls, directly or indirectly, more than 50% of the equity, voting rights, profits interest, capital or other similar interest thereof and that (i) owns or operates producing properties or properties with proven and probable ore reserves with a fair market value of more than $1 million or (ii) has cash or other liquid assets with a fair market value of more than $1 million (the "BMG SUBSIDIARIES") is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not have a Material Adverse Effect on BMG. The BMG Disclosure Letter sets forth a correct and complete list of the BMG Subsidiaries, the percentage of each such subsidiary's outstanding capital stock or other ownership interest owned by BMG or another subsidiary of BMG and a correct and complete list of each jurisdiction in which each of BMG and each BMG Subsidiary is duly qualified and in good standing to do business. BMG has delivered to Hemlo Gold complete and correct copies of the articles of incorporation and bylaws of BMG as amended to the date of this Agreement and currently in effect.

        3.2 Capital Structure.

             (a) The authorized capital stock of BMG consists of 200,000,000 shares of BMG Common Stock, of which 81,324,619 shares were issued and outstanding as of February 29, 1996 (the "MEASUREMENT DATE"), 20,000,000 shares of preferred stock par value $1 per share ("BMG PREFERRED STOCK"), of which 2,000,000 shares of BMG Preferred Stock have been designated as Series A Junior Participating Preferred Stock ("BMG SERIES A PREFERRED STOCK"), of which there were no shares outstanding as of February 29, 1996, and 2,300,000 shares have been designated as $3.25 Convertible Preferred Stock (the "BMG CONVERTIBLE PREFERRED STOCK"), of which there were 2,299,980 shares outstanding as of the Measurement Date. As of the Measurement Date, of the authorized but unissued shares of BMG Common Stock, 10,952,505 shares were reserved for issuance upon conversion of the BMG Convertible Preferred Stock, 4,847,516 shares were reserved for issuance upon conversion of BMG's 6% Convertible Subordinated Debentures due 2005) (the "BMG CONVERTIBLE DEBENTURES"), 2,444,428 shares were reserved for issuance pursuant to the terms of outstanding employee and director stock options and performance unit awards and 5,630,198 shares were reserved for issuance pursuant to options and other stock awards which may be granted in the future pursuant to existing BMG Employee plans (as defined in Section 3.10(a)).

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

        As of the Measurement Date, of the authorized but unissued shares of BMG Series A Preferred Stock, 8,132,462 shares have been reserved for issuance upon exercise of the rights issued pursuant to the Rights Agreement. All issued and outstanding shares of BMG Common Stock and BMG Convertible Preferred Stock have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive rights. All issued and outstanding shares of the capital stock of each of the BMG Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable, are not subject to any right of rescission, and have been offered, issued, sold and delivered by BMG or the applicable BMG subsidiary in compliance with all registration, qualification and prospectus requirements (or applicable exemptions therefrom) of applicable federal, provincial and state securities laws. As of the Measurement Date, except as set forth in Section 3.2 of the BMG Disclosure Letter, BMG does not have any material subsidiaries or any material equity interest, direct or indirect, in any corporation, partnership, joint venture or other business entity the primary purpose or activity of which is operating or developing a property or holding a property with proven and probable reserves. Except as set forth in the BMG SEC Reports or Section 3.2 of the BMG Disclosure Letter, all of the shares of capital stock of the BMG Subsidiaries, as of the Measurement Date, were owned by BMG free and clear of all security interests, liens, claims, pledges, agreements, limitations on BMG's voting rights, charges or other encumbrances of any nature whatsoever.

             (b) No Other Commitments. Except as referred to in Section 3.2(a) above and, with respect to the BMG Subsidiaries, as disclosed in the BMG SEC Reports or Section 3.2 of the BMG Disclosure Letter and except for the obligations of BMG under this Agreement, there are no options, warrants, calls, rights, commitments, conversion rights or agreements of any character to which BMG or any of the BMG Subsidiaries is a party or by which BMG or any of the BMG Subsidiaries is bound obligating BMG or any of the BMG Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock of BMG or any of the BMG Subsidiaries or securities convertible into or exchangeable for shares of capital stock of BMG or any of the BMG Subsidiaries, or obligating BMG or any of the BMG Subsidiaries to grant, extend or enter into any such option, warrant, call, right, commitment, conversion right or agreement. Except for the obligations of BMG pursuant to this Agreement, there are no voting trusts or other agreements or understandings to which BMG is a party with respect to the voting of the capital stock of BMG or any of the BMG Subsidiaries.

             (c) Registration Rights. Except as set forth in the BMG Disclosure Letter, BMG is not under any obligation to register under the Securities Act any of its presently outstanding securities.

        3.3 Authority.

             (a) Corporate Action. BMG has all requisite corporate power and authority to enter into this Agreement and, subject to approval by the stockholders of BMG of the issuance of BMG Common Stock in connection with the Arrangement and upon exchange of the Exchangeable Shares and to approval of the Arrangement by the Court, to perform its obligations hereunder and to consummate the Arrangement and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by BMG and, subject to approval by the stockholders of BMG of the issuance of BMG Common Stock in connection with the Arrangement and upon exchange of the Exchangeable Shares and the BMG Charter Changes and to approval of the Arrangement by the Court, the consummation by BMG of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of BMG. This Agreement has been duly executed and delivered by BMG and this Agreement is the valid and binding obligation of BMG, enforceable in accordance with its terms, except that such enforceability may be subject to (i) bankruptcy, insolvency, reorganization or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles.

             (b) No Conflict. Neither the execution, delivery and performance of this Agreement or the Plan of Arrangement by BMG, nor the consummation of the transactions contemplated hereby or

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

        thereby by BMG, nor compliance with the provisions hereof or thereof by BMG will: (i) result in any breach or violation of the articles of incorporation or bylaws of BMG or the comparable governing instruments of any of the BMG Subsidiaries; (ii) result in any breach or violation of or cause a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation contained in, or the loss of any material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon, or right of first refusal or other option to purchase or acquire, any of the material properties or assets of BMG or any of the BMG Subsidiaries under, any term, condition or provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other material contract, agreement, judgment, order, decree, statute, law, ordinance, rule, license, permit or regulation applicable to BMG or any of the BMG Subsidiaries or their respective properties or assets, other than any such breaches, defaults, losses, liens, security interests, charges or encumbrances which, individually or in the aggregate, would not have a Material Adverse Effect on BMG; or
        (iii) require the affirmative vote of the holders of greater than a majority of the issued and outstanding shares of BMG Common Stock.

             (c) Governmental Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained by BMG or any of the BMG Subsidiaries in connection with the execution and delivery of this Agreement or the Plan of Arrangement or the consummation of the transactions contemplated hereby or thereby, except for: (i) the filing with the SEC of (A) the Form F-4 or the Form S-3 (if applicable) or (B) the Joint Proxy Statement relating to the BMG Stockholders Meeting, and
        (C) such reports and information under the Exchange Act and the rules and regulations promulgated by the SEC thereunder, as may be required in connection with this Agreement and the transactions contemplated hereby;
        (ii) the filing of the Plan of Arrangement with the Ministry of Consumer and Commercial Relations of the Province of Ontario and appropriate documents with the relevant authorities of other states in which BMG is qualified to do business; (iii) such filings, authorizations, orders and approvals as may be required under State Takeover Laws; (iv) such filings, authorizations, orders and approvals as may be required under foreign laws, state securities laws and the rules of the New York Stock Exchange ("NYSE"), the Australian Stock Exchange, the Swiss Stock Exchange or the Frankfurt Stock Exchange; (v) such filings and notifications as may be necessary under the HSR Act; (vi) required notices, filings, consents and approvals under the Investment Canada Act and under the Competition Act (Canada); and (vii) any such consents, approvals, orders, authorizations, registrations, declarations or filings that, if not obtained, would not prevent or delay the consummation of the Arrangement or otherwise prevent BMG from performing its obligations under this Agreement and would not be reasonably likely to have a Material Adverse Effect on BMG.

        3.4 SEC Reports and Financial Statements.

             (a) SEC Reports. Since December 31, 1993, BMG has filed each report, schedule, registration statement and definitive proxy statement (other than preliminary material) required to be filed by it with the SEC (including its Annual Report on Form 10-K for the year ended December 31, 1995) (the "BMG SEC DOCUMENTS"), which are all the documents that BMG was required to file with the SEC on or after such date. As of their respective dates or, in the case of registration statements, their effective dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), none of the BMG SEC Documents (including all schedules thereto and documents incorporated by reference therein) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and the BMG SEC Documents complied when filed in all material respects with the then applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated by the SEC thereunder.

             (b) Financial Statements. The financial statements of BMG included in the BMG SEC Documents complied as to form in all material respects with the then applicable accounting

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        requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with U.S. GAAP applied on a consistent basis during the periods involved (except as may have been indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q promulgated by the SEC) and fairly present (subject, in the case of the unaudited statements, to normal, year-end audit adjustments) the consolidated financial position of BMG and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended. Except as disclosed in the BMG SEC Reports or the BMG Disclosure Letter, neither BMG nor any of the BMG Subsidiaries has any liabilities, accrued, contingent or otherwise, that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on BMG.

          3.5 Information Supplied. None of the information supplied or to be supplied by BMG for inclusion or incorporation by reference in the Joint Proxy Statement (and, if filed, the Form F-4 and Form S-3) will, at the time the Joint Proxy Statement is mailed to the stockholders of BMG and at the time of the BMG Stockholders Meeting (and, if filed, at the time the Form F-4 and Form S-3 are declared effective), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

          3.6 Compliance with Applicable Laws. BMG and the BMG Subsidiaries have complied, in the conduct of their respective businesses, with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto, except where the failure to comply would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on BMG. BMG has not been notified by any Governmental Entity of any investigation with respect to BMG or any BMG Subsidiary that is pending or threatened, nor has any Governmental Entity notified BMG of such entity's intention to conduct the same that would be reasonably likely to have a Material Adverse Effect on BMG. Each of BMG and the BMG Subsidiaries has all permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications and registrations with, federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it or such subsidiary to carry on its business as it is presently conducted, except for such permits, licenses, certificates, orders, filings, applications and registrations, the failure to have or make of which, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on BMG.

          3.7 Title to Assets. Each of BMG and the BMG Subsidiaries has good and marketable title, applying customary standards in the mining industry, to its operating properties and properties with proven and probable ore reserves (other than property as to which it is lessee, in which case it has a valid leasehold interest), except for such defects in title that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on BMG. All real and tangible personal property of BMG and each of the BMG Subsidiaries is in generally good repair and is operational and usable in the operation of BMG, subject to normal wear and tear and technical obsolescence, except for such property whose failure to be in such condition would not be reasonably likely to have a Material Adverse Effect on BMG.

          3.8 Reserves. The proven and probable reserves of BMG as set forth in its Annual Report on Form 10-K for the year ended December 31, 1995 have been prepared in accordance with accepted engineering practices and are in all material respects in compliance with the requirements applicable to the presentation of such reserves in documents filed with the SEC.

          3.9 Litigation. Except as disclosed in the BMG SEC Documents filed prior to the date of this Agreement, there are no suits, actions, arbitrations, demands, claims or proceedings pending or, to the knowledge of the executive officers of BMG, threatened against BMG or any of the BMG Subsidiaries that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on

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     BMG nor are there any judgments, decrees, injunctions, rules or orders of any Governmental Entity or arbitrator outstanding against BMG or any of the BMG Subsidiaries that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on BMG.

        3.10 ERISA and Other Compliance.

             (a) The BMG Disclosure Letter identifies (i) each "employee benefit plan," as defined in section 3(3) of ERISA, and (ii) all other written or formal plans or agreements involving direct or indirect compensation or benefits in excess of $100,000 per person per annum (including any employment agreements entered into between BMG or any of the BMG Subsidiaries and any employee of BMG or any of such BMG Subsidiaries, but excluding workers' compensation, unemployment compensation and other government-mandated programs) currently or previously maintained, contributed to or entered into by BMG or any of such BMG Subsidiaries under which BMG or any of such BMG Subsidiaries or any ERISA Affiliate thereof has any present or future obligation or liability (collectively, the "BMG EMPLOYEE PLANS"). All BMG Employee Plans which individually or collectively would constitute an "employee pension benefit plan," as defined in section 3(2) of ERISA (collectively, the "BMG PENSION PLANS"), are identified as such in the BMG Disclosure Letter. All contributions due from BMG or any of the BMG Subsidiaries through the Effective Time with respect to any of the BMG Employee Plans have been or will be timely made as required under ERISA or any other applicable legislation or have been accrued on BMG's or any such BMG Subsidiary's financial statements as of December 31, 1995. Each BMG Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including, without limitation, ERISA and the Code, which are applicable to such BMG Employee Plans.

             (b) No BMG Pension Plan constitutes, or has since the enactment of ERISA constituted, a "multiemployer plan," as defined in section 3(37) of ERISA. No "prohibited transaction," as defined in section 406 of ERISA or section 4975 of the Code, has occurred with respect to any BMG Employee Plan which is covered by Title I of ERISA which would result in a material liability to BMG and the BMG Subsidiaries taken as a whole, excluding transactions effected pursuant to a statutory or administrative exemption. Nothing done or omitted to be done and no transaction or holding of any asset under or in connection with any BMG Employee Plan has or will make BMG or any officer or director of BMG subject to any material liability under Title I of ERISA or liable for any material Tax or penalty pursuant to section 4972, 4975, 4976 or 4979 of the Code or section 502 of ERISA.

             (c) Any BMG Pension Plan which is intended to be qualified under section 401(a) of the Code (a "BMG 401(A) PLAN") is so qualified and has been so qualified during the period from its adoption to date, and the trust forming a part thereof is exempt from tax pursuant to section 501(a) of the Code. BMG has delivered to Hemlo Gold or its counsel a complete and correct copy of the most recent United States Internal Revenue Service determination letter with respect to each BMG 401(a) Plan.

             (d) Each BMG plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers' benefits, vacation benefits, severance benefits, disability benefits, death benefits, hospitalization benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits for employees, consultants or directors (collectively, "BMG Benefit Arrangements") has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable thereto.

             (e) There has been no amendment to, written interpretation or announcement (whether or not written) by BMG or any of the BMG Subsidiaries relating to, or change in employee participation or coverage under, any BMG Employee Plan or BMG Benefit Arrangement that would increase materially the expense of maintaining such BMG Employee Plan or BMG Benefit Arrangement

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        above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 1995.

             (f) BMG has provided, or will have provided prior to the Closing (as defined in Section 4.13), to individuals entitled thereto all required notices and coverage pursuant to section 4980B of COBRA, with respect to any "qualifying event" (as defined in section 4980B(f)(3) of the Code) occurring prior to and including the Closing Date, and no material Tax payable on account of section 4980B of the Code has been incurred with respect to any current or former employees (or their beneficiaries) of BMG or any of the BMG Subsidiaries.

          3.11 Absence of Certain Changes or Events. Except as disclosed in the BMG SEC Documents filed prior to the date of this Agreement, since December 31, 1995 (the "BMG BALANCE SHEET DATE") BMG and the BMG Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses and there has not been: (i) any change or development or combination of changes or developments (including any worsening of any condition currently existing) which, individually or in the aggregate, would be reasonably likely to result in a Material Adverse Effect on BMG;
     (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to BMG's capital stock other than the declaration and payment of Regular Cash Dividends (as defined in Section 4.1(b)); (iii) any change by BMG in its accounting methods, principles or practices; (iv) any writing down or writing off the value of any assets other than in the ordinary course of business; (v) any material increase in or material modification of the compensation or benefits payable or to become payable by any of BMG or the BMG Subsidiaries to any of its directors or employees, except in the ordinary course of business consistent with past practice;
     (vi) any acquisition or sale of a material amount of property or assets of BMG or any BMG Subsidiary, other than in the ordinary course of business consistent with past practice; or (vii) to the knowledge of BMG, any labour dispute or charge of unfair labour practice (other than routine individual grievances), any activity or proceeding by a labour union or representative thereof to organize any employees of BMG or any BMG Subsidiary or any campaign conducted to solicit authorization from employees to be represented by such labour union that, in any such case, would be reasonably likely to have a Material Adverse Effect on BMG.

          3.12 Certain Agreements. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will
     (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of BMG or any of the BMG Subsidiaries from BMG or any of the BMG Subsidiaries, under any BMG Employee Plan, BMG Benefit Arrangement or otherwise, (ii) materially increase any benefits otherwise payable under any BMG Employee Plan or BMG Benefit Arrangement or
     (iii) result in the acceleration of the time of payment or vesting of any such benefits, including but not limited to the time of exercise of stock options. BMG and each BMG Subsidiary is in compliance in all material respects with all applicable laws, agreements and contracts relating to employment, employment practices, wages, hours and terms and conditions of employment, including, but not limited to, employee compensation matters. BMG and each BMG Subsidiary believes it has satisfactory labour relations; nothing has come to BMG's attention as a result of the negotiation or entering into of this Agreement that would lead BMG to believe that the consummation of the transactions contemplated hereby will have a Material Adverse Effect on labour relations; and neither BMG nor any BMG Subsidiary has any knowledge that any of its or their executive officers intends to leave its or their employ. Neither BMG nor any of the BMG Subsidiaries has an employment contract or material consulting agreement currently in effect that is not terminable at will or upon reasonable notice (other than agreements with the sole purpose of providing for the confidentiality of proprietary information or assignment of inventions), except as such termination rights are limited under applicable employment laws.

          3.13 Taxes. BMG and each of the BMG Subsidiaries have timely filed, or caused to be filed, all Tax Returns required to be filed by them (all of which returns were correct and complete in all material respects) and have paid, or caused to be paid, all Taxes that are due and payable, and BMG has provided adequate accruals in accordance with U.S. GAAP in its financial statements for any Taxes that have not been paid, whether or not shown as being due on any returns. Since the BMG Balance Sheet Date, no

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     material Tax liability has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. Neither BMG nor any BMG Subsidiary has received any written notification that any material issues have been raised (and are currently pending) by the United States Internal Revenue Service, Revenue Canada or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waivers of statutes of limitations have been given or requested with respect to BMG or any of the BMG Subsidiaries, in each case except for any such written notices or waivers which have not had and would not be likely to have a Material Adverse Effect. There are no material proposed (but unassessed) additional Taxes, none have been asserted and no Tax liens have been filed other than for Taxes not yet due and payable. None of BMG or any of the BMG Subsidiaries (i) has made an election to be treated as a "consenting corporation" under section 341(f) of the Code, (ii) is a "personal holding company" within the meaning of section 542 of the Code or (iii) except as disclosed in the BMG Disclosure Letter, is a party to any Tax sharing or other similar agreement or arrangement of any nature with any other person pursuant to which BMG or any of the BMG Subsidiaries has or could have any liabilities in respect of Taxes. BMG is not a "specified financial institution" or "specified person" in relation to any such institution each as defined in subsection 248(1) of the ITA except in the event BMG is or will become on the Closing Date a "specified financial institution" or a "specified person" in relation to any such institution solely because Hemlo Gold was a "specified financial institution." BMG is not, and has not been, at any time within the last year prior to the date hereof, a "United States real property holding corporation" within the meaning of section 897 of the Code. No BMG Subsidiary or any corporation to which any BMG Subsidiary is the successor in a reorganization described in section 368(a) of the Code for any prior taxable year, has been a "PFIC" within the meaning of section 1296 of the Code, and on the basis of its income and assets for the current taxable year to date, would not be a PFIC for such year.

          3.14 Fees and Expenses. Except for the fees and expenses set forth in the BMG Disclosure Letter payable to Salomon Brothers Inc, neither BMG nor any of the BMG Subsidiaries has paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated by this Agreement.

          3.15 Environmental Matters. Except as disclosed in the BMG SEC Reports or the BMG Disclosure Letter and except for such matters that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect, (i) BMG and the BMG Subsidiaries are and have been in compliance with all applicable Environmental Laws and (ii) neither BMG nor any of the BMG Subsidiaries has received any notices, demand letters or requests for information from any Governmental Entity or any other third party to the effect that it may be in violation of, or liable under, any Environmental Law and none of BMG, the BMG Subsidiaries or its properties are subject to any court order, administrative order or decree arising under any Environmental Law.

          3.16 Interested Party Transactions. Except as disclosed in the BMG SEC Documents filed prior to the date of this Agreement, no officer or director of BMG or any "affiliate" or "associate" (as those terms are defined in Rule 405 promulgated under the Securities Act) of any such person has had, either directly or indirectly, a material interest in (i) any person or entity which purchases from or sells, licenses or furnishes to BMG or any of the BMG Subsidiaries any goods, property, technology or intellectual or other property rights or services or (ii) any contract or agreement to which BMG or any of the BMG Subsidiaries is a party or by which it may be bound or affected.

          3.17 Material Contracts. Except for the contracts, agreements, leases and commitments listed in the BMG Disclosure Letter, neither BMG nor any of the BMG Subsidiaries is a party to or bound by: (i) any contract, agreement, lease or commitment, whether written or oral, which was not entered into or made in the ordinary course of its business; (ii) any contract which imposes material geographic or territorial limitations on the conduct of business by BMG or any of the BMG Subsidiaries (excluding customary area of interest provisions relating to specific properties and similar restrictions entered into in the ordinary course of business and which do not have a significant impact on their ability to conduct business generally in that geographic area); or (iii) any joint venture or partnership agreement respecting

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     its operating properties or properties with proven and probable ore reserves. As of the date hereof, the net hedge and future position is not materially different from that existing on the Balance Sheet Date.

          3.18 Insurance. BMG and each of the BMG Subsidiaries have their respective assets insured against loss or damages as is appropriate to their businesses and assets in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses and assets, and such insurance coverage will be continued in full force and effect to and including the Effective Time all as set forth in the BMG Disclosure Letter.

          3.19 No Defaults. Except as disclosed in the BMG SEC Documents filed prior to the date of this Agreement, to BMG's knowledge, neither it nor any of the BMG Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time, or both, would constitute such a default by BMG or any of the BMG Subsidiaries under, any contract or agreement to which BMG or any of the BMG Subsidiaries is a party and which would, if terminated due to such default, have, insofar as can reasonably be foreseen, a Material Adverse Effect on BMG.

          3.20 Restrictions on Business Activities. There is no material agreement, judgment, injunction, order or decree binding upon BMG or any BMG Subsidiary that has or could reasonably be expected to have the effect of prohibiting or impairing any business practice of BMG or any BMG Subsidiary, any acquisition of property by BMG or any BMG Subsidiary or the conduct of business by BMG or any BMG Subsidiary as currently conducted in a manner that would be reasonably likely to have a Material Adverse Effect on BMG.

          3.21 Books and Records. The books, records and accounts of BMG and the BMG Subsidiaries (a) have in all material respects been maintained in accordance with good business practices on a basis consistent with prior years and (b) are stated in reasonable detail and in all material respects accurately and fairly reflect the transactions and dispositions of the assets of BMG. BMG has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (x) transactions are executed in accordance with management's general or specific authorization; and (y) transactions are recorded as necessary (i) to permit preparation of financial statements in conformity with U.S. GAAP or any other criteria applicable to such statements and (ii) to maintain accountability for assets.

          3.22 Board Approval. The BMG Board has, as of the date hereof, unanimously: (i) approved this Agreement and the BMG Charter Changes and has taken action pursuant to paragraph 1 of NRS 78.438 and paragraph 1 of NRS 78.439 to approve (for purposes of the Business Combination provisions of the NGCL, NRS 78.411 through NRS 78.444) the acquisition by Noranda of up to 65,242,526 Exchangeable Shares in the Arrangement (including the shares of BMG Common Stock issuable upon the exchange of such Exchangeable Shares) subject to the condition that if Noranda shall acquire beneficial ownership (within the meaning of NRS 78.414) of any additional Exchangeable Shares or BMG Common Stock (unless (x) at the time of such acquisition Noranda shall not otherwise be an Interested Stockholder within the meaning of NRS 78.423, (y) such acquisition of beneficial ownership is by virtue of Noranda acquiring another person or becoming the affiliate or associate of another person in a bona fide transaction undertaken primarily for another purpose not related to the acquisition of beneficial ownership of Exchangeable Shares or shares of BMG Common Stock and not for any purpose or with any effect of changing or influencing control of BMG provided that Noranda promptly divests or causes to be divested such additional shares or the shares beneficially owned by such affiliate or associate or (z) the additional Exchangeable Shares or shares of BMG Common Stock are inadvertently acquired and are promptly divested) such approval shall cease to have any force or effect and shall be void as if it had never been given and subject to the further condition that any combination (within the meaning of NRS 78.416) of BMG with Noranda shall require, in addition to any other vote or approval required, the approval of a majority of the directors of BMG that were either (x) directors of BMG on the date of this Agreement or (y) directors whose initial nomination or appointment to the BMG Board was approved in advance for purposes of this Section 3.22 by a majority of those directors then in office who are specified in the preceding clause (x) or this clause (y); (ii) determined that the transactions contemplated by this Agreement are in the best interests of the stockholders of BMG and are on terms that are fair to such

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

     stockholders; and (iii) recommended that the stockholders of BMG approve this Agreement and the BMG Charter Changes.

          3.23 Vote Required. The affirmative vote of a majority of the votes that holders of the outstanding shares of BMG Common Stock are entitled to cast is the only vote of the holders of any class or series of BMG's capital stock necessary to approve this Agreement, the BMG Charter Changes and related matters.

          3.24 Fairness Opinion. The BMG Board has received an opinion from Salomon Brothers Inc. that the Exchange Ratio is fair to BMG's stockholders from a financial point of view.

          3.25 Pooling Matters. Neither BMG nor any of its affiliates has, to BMG's knowledge and based upon consultation with its independent auditors, taken or agreed to take any action that (without giving effect to this Agreement, the transactions contemplated hereby or actions related thereto, or any action taken or agreed to be taken by Hemlo Gold or any of its affiliates) would adversely affect the ability of BMG to account for the business combination to be effected by the Arrangement as a "pooling of interests" under U.S. GAAP.

                                   ARTICLE 4

                                   COVENANTS

     4.1 Interim Operations. Each of Hemlo Gold and BMG covenants and agrees as to itself and with respect to Hemlo Gold, the Hemlo Gold Subsidiaries, and with to the respect to BMG, the BMG Subsidiaries (collectively, the "SUBSIDIARIES") that, from and after the date hereof until the Effective Time, except insofar as the other party shall otherwise consent or except as otherwise contemplated by this Agreement:

          (a) The business of it and its Subsidiaries will be conducted only in the ordinary and usual course in all material respects and, to the extent consistent therewith, it and its Subsidiaries will use all reasonable efforts to preserve their business organizations intact and maintain their existing relations with customers, suppliers, employees and business associates.

          (b) It will not: (i) sell or pledge or agree to sell or pledge any stock owned by it in any of its Subsidiaries; (ii) amend its Articles of Incorporation or Bylaws; (iii) split, combine or reclassify any outstanding capital stock; (iv) declare, set aside or pay any dividend payable in cash, stock or property with respect to any of its capital stock, other than Regular Cash Dividends (as defined below); (v) except upon redemption of BMG Convertible Preferred Stock (on or after May 15, 1996), upon conversion of BMG Convertible Preferred Stock and BMG Convertible Debentures and except for the acquisition of BMG Common Stock as consideration for the exercise of employee stock options, repurchase, redeem or otherwise acquire, or permit any Subsidiary to purchase or otherwise acquire, directly or indirectly, any shares of capital stock of BMG or any securities convertible into or exercisable for any shares of capital stock of BMG; or (vi) enter into any material transaction not in the ordinary course of its business, consistent with past practice. For purposes of this
     Section 4.1(b), "REGULAR CASH DIVIDENDS" means (x) in the case of Hemlo Gold, semi-annual cash dividends declared, set aside and paid in the ordinary and usual course of business on dates consistent with past practice in amounts not exceeding Cdn.$0.10 per Hemlo Gold Common Share and
     (y) in the case of BMG, such amounts as are prescribed under the terms of outstanding BMG Convertible Preferred Stock and semiannual cash dividends declared, set aside and paid in the ordinary course of business on dates consistent with past practice in amounts not exceeding $0.05 per share of BMG Common Stock.

          (c) Neither it nor any of its Subsidiaries will: (i) issue, sell, pledge, dispose of or encumber, or authorize or propose the issuance, sale, pledge, disposition or encumbrance of, any shares of, or securities convertible or exchangeable for, or options, puts, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class other than (x) BMG Common Stock issuable pursuant to options and performance unit awards outstanding on the date hereof or upon conversion of BMG Convertible Preferred Stock or BMG Convertible Debentures, in the case of BMG and (y) Hemlo Gold

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     Common Shares issuable pursuant to Hemlo Gold Options outstanding on the date hereof, in the case of Hemlo Gold; (ii) transfer, lease, license, guarantee, sell, mortgage, pledge or dispose of any other property or assets or encumber any property or assets or incur or modify any indebtedness or other liability other than in the ordinary and usual course of business consistent with past practice; (iii) authorize capital expenditures other than in the ordinary and usual course of business consistent with past practice; or (iv) make any material acquisition of, or investment in, assets, stock or other securities of any other person or entity other than its wholly owned subsidiaries or in the ordinary and usual course of business consistent with past practice.

          (d) Except as may be required to satisfy contractual obligations existing as of the date hereof and the requirements of applicable law, neither it nor any of its Subsidiaries will establish, adopt, enter into, make, amend in any material respect or make any material elections under any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, employee stock ownership, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees.

          (e) It will not implement any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles.

          (f) Neither it nor any of its Subsidiaries will authorize or enter into an agreement to take any of the actions referred to in paragraphs (a) through (e) above.

Anything to the contrary in this Section 4.1 notwithstanding, nothing in this
Section 4.1 shall require BMG or Hemlo Gold to take or omit to take actions concerning any partially owned Subsidiaries that would violate its fiduciary duties to minority stockholders or the fiduciary duties of its representatives on the board of directors of any such Subsidiaries.

     4.2 Shareholder Approval. Hemlo Gold will call the Hemlo Gold Shareholders Meeting and BMG will call the BMG Shareholders Meeting, each to be held within 45 days after the SEC has indicated that it has no further comments on the Joint Proxy Statement (or, if the Form F-4 is filed, the date on which the Form F-4 is declared effective by the SEC) to submit this Agreement, the Arrangement and related matters for the consideration and approval of the Hemlo Gold Shareholders and this Agreement, the BMG Charter Changes and related matters for consideration and approval of the BMG Shareholders. Such approval will be recommended by the Hemlo Gold Board and management, and by the BMG Board and management, subject in each case to the fiduciary obligations of such directors and officers. Such meetings will be called, held and conducted, and any proxies will be solicited, in compliance with applicable law. Concurrently with the execution of this Agreement, Noranda has executed a Side Letter of Support for the Transaction in the form of Exhibit 4.2, agreeing among other things to vote in favour of the Arrangement.

     4.3 Affiliate Agreements. To ensure that the Arrangement will be accounted for as a "pooling of interests" under U.S. GAAP and to ensure compliance with Rule 145 of the rules and regulations promulgated by the SEC under the Securities Act, Hemlo Gold will use commercially reasonable efforts to procure the signature and delivery of Hemlo Gold Affiliate Agreements substantially in the form of Exhibit 4.3(a) (the "HEMLO GOLD AFFILIATE AGREEMENTS") from each of Hemlo Gold's Affiliates promptly after the execution and delivery of this Agreement. To ensure that the Arrangement will be accounted for as a "pooling of interests" under U.S. GAAP, BMG will use commercially reasonable efforts to procure the signature and delivery of BMG Affiliate Agreements substantially in the form of Exhibit 4.3(b) (the "BMG AFFILIATE AGREEMENTS") from each of BMG's Affiliates promptly after the execution and delivery of this Agreement. For purposes of this Agreement (except for clause (iii) of Section 1.1(b)), an "AFFILIATE" shall have the meaning referred to in Rule 145 under the Securities Act.

     4.4 Joint Proxy Statement. Hemlo Gold and BMG will mail the Joint Proxy Statement to their respective shareholders in a timely manner for the purpose of considering and voting upon the Arrangement at the Hemlo Gold Shareholders Meeting and the BMG Charter Changes and related matters at the BMG Shareholders Meeting. Each of Hemlo Gold and BMG will promptly provide all information relating to its business or operations necessary for inclusion in the Joint Proxy Statement to satisfy all requirements of

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

applicable U.S. and Canadian state, provincial and federal corporate and securities laws. Hemlo Gold shall be solely responsible for any statement, information or omission in the Joint Proxy Statement relating to it or its Affiliates based upon written information furnished by it. Hemlo Gold will not provide to its shareholders or publish any material concerning it or its Affiliates that violates applicable Canadian law, the Securities Act or the Exchange Act with respect to the transactions contemplated hereby. BMG shall be solely responsible for any statement, information or omission in the Joint Proxy Statement relating to it or its Affiliates based upon written information furnished by it. BMG will not provide to its stockholders or publish any material concerning it or its Affiliates that violates applicable Canadian law, the Securities Act or the Exchange Act with respect to the transactions contemplated hereby.

     4.5 Regulatory Approvals. Each of Hemlo Gold and BMG will promptly execute and file, or join in the execution and filing of, any application or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity which may be reasonably required, or which the other party may reasonably request in connection with the consummation of the transactions contemplated by this Agreement. Each of Hemlo Gold and BMG will use commercially reasonable efforts to obtain promptly all such authorizations, approvals and consents. Without limiting the generality of the foregoing, as promptly as practicable after the execution of this Agreement, each of Hemlo Gold and BMG shall file with the Federal Trade Commission (the "FTC ") and the Antitrust Division of the Department of Justice (the "DOJ "), a pre-Arrangement notification report under the HSR Act and shall make such filings as are necessary under the Investment Canada Act and the Competition Act (Canada).

     4.6 Necessary Consents. During the term of this Agreement, each of Hemlo Gold and BMG will use commercially reasonable efforts to obtain such written consents and take such other actions as may be necessary or appropriate, in addition to those set forth in Section 4.5, to allow the consummation of the transactions contemplated hereby.

     4.7 Access to Information and Properties. Each of Hemlo Gold and BMG will allow the other party and its agents reasonable access to the files, books, records, properties, assets, operations, personnel and offices of Hemlo Gold and each Hemlo Gold Subsidiary, or BMG and each BMG Subsidiary, as applicable, including, without limitation, any and all information relating to Hemlo Gold's or BMG's Taxes, commitments, contracts, leases, licenses and real, personal and intangible property and financial condition. Each of Hemlo Gold and BMG will cause its accountants, mining agents and other advisers to cooperate with the other party and its agents in making available to such other party all information reasonably requested, including, without limitation, the right to examine all working papers pertaining to all Tax Returns, financial statements and reserve reports prepared or audited by such persons subject to the execution of customary access or indemnification agreements among the parties with respect to such review. The rights of access and inspection pursuant to this Section 4.7 shall be subject to the Nondisclosure Agreement referred to in Section 8.3.

     4.8 Satisfaction of Conditions Precedent. During the term of this Agreement, each of Hemlo Gold and BMG will use commercially reasonable efforts to satisfy or cause to be satisfied all the conditions precedent that are set forth in Articles 6 and 7, and will use commercially reasonable efforts to cause the Arrangement and the other transactions contemplated by this Agreement to be consummated.

     4.9 No Other Negotiations.

          (a) From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, Hemlo Gold and the Hemlo Gold Subsidiaries shall not, and shall use their best efforts to see that their respective directors do not, and shall not permit their respective officers, employees, representatives, investment bankers, agents and affiliates to, directly or indirectly: (i) solicit, initiate or engage in discussions or negotiations with any person, encourage submission of any inquiries, proposals or offers by, or take any other action intended or designed to facilitate the efforts of any person, other than BMG, relating to the possible acquisition of, or business combination with, Hemlo Gold or any of its Subsidiaries (whether by way of arrangement, amalgamation, take-over bid, tender offer, purchase of capital stock, purchase of assets or otherwise) or any material portion of its or their capital stock or assets (with any such efforts by any such person, including a firm proposal to make such an acquisition or combination, to be referred to as a "HEMLO GOLD

     COMPETING TRANSACTION"); (ii) provide non-public information with respect to Hemlo Gold or any of its Subsidiaries, or afford any access to the properties, books or records of Hemlo Gold or its Subsidiaries, to any person, other than BMG, relating to a possible Hemlo Gold Competing Transaction by any person other than BMG; (iii) make or authorize any statement, recommendation or solicitation in support of any possible Hemlo Gold Competing Transaction by any person, other than by BMG; or (iv) enter into an agreement with any person, other than BMG, providing for a possible Hemlo Gold Competing Transaction. Hemlo Gold, its Subsidiaries, and their respective directors, officers, employees, representatives, investment bankers, agents and affiliates, shall immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

          (b) Notwithstanding the foregoing, prior to the approval of the Arrangement by the Hemlo Gold Shareholders at the Hemlo Gold Shareholders Meeting, nothing contained in this Agreement shall prevent the Hemlo Gold Board (or its agents pursuant to its instructions) from (i) engaging in discussions or negotiations with (but not soliciting or initiating such discussions or negotiations or encouraging inquiries from) a party concerning an unsolicited proposal for a Hemlo Gold Competing Transaction,
     (ii) providing non-public information with respect to Hemlo Gold or the Hemlo Gold Subsidiaries that has previously been provided to BMG or (iii) making any statement or recommendation in support of any Hemlo Gold Competing Transaction, in each case if the Hemlo Gold Board first determines in good faith, after consultation with and receiving advice from its outside legal counsel, that such action is required by reason of the fiduciary duties of the members of the Hemlo Gold Board to Hemlo Gold's shareholders under applicable law; provided that in each such event Hemlo Gold first notifies BMG of such determination by the Hemlo Gold Board and provides BMG with the fact that it is furnishing information to, or entering into discussions or negotiations with, a person or entity and Hemlo Gold keeps BMG informed of the status (but not the identity or terms) of any such discussions or negotiations. Except to the extent expressly provided in this Section 4.9, nothing in such section shall relieve Hemlo Gold from its obligation to comply with the other terms of this Agreement. If Hemlo Gold or any of its Subsidiaries receives any unsolicited offer or proposal to enter negotiations relating to a Hemlo Gold Competing Transaction, Hemlo Gold shall immediately notify BMG thereof. Hemlo Gold shall be responsible for any breach of this section by any of its (or its Subsidiaries') directors, officers, employees, representatives, investment bankers, agents and affiliates.

          (c) BMG may, in its sole discretion, prior to the holding of the Hemlo Gold Shareholders Meeting, amend the terms of the Plan of Arrangement to increase the consideration payable to Hemlo Gold's shareholders pursuant thereto, by delivering such amended Plan of Arrangement to Hemlo Gold before the holding of the Hemlo Gold Shareholders Meeting, provided that such amendment shall not materially delay the consummation of the Arrangement.

          (d) From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, BMG and the BMG Subsidiaries shall not, and shall use their best efforts to see that their respective directors do not, and shall not permit their respective officers, employees, representatives, investment bankers, agents and affiliates to, directly or indirectly: (i) solicit, initiate or engage in discussions or negotiations with any person, encourage submission of any inquiries, proposals or offers by, or take any other action intended or designed to facilitate the efforts of any person, other than Hemlo Gold, relating to the possible acquisition of, or business combination with, BMG or any of its Subsidiaries (whether by way of merger, consolidation, take-over bid, tender offer, purchase of capital stock, purchase of assets or otherwise) or any material portion of its or their capital stock or assets (with any such efforts by any such person, including a firm proposal to make such an acquisition or combination, to be referred to as a "BMG COMPETING TRANSACTION"); (ii) provide non-public information with respect to BMG or any of its Subsidiaries, or afford any access to the properties, books or records of BMG or its Subsidiaries, to any person, other than Hemlo Gold, relating to a possible BMG Competing Transaction by any person other than Hemlo Gold; (iii) make or authorize any statement, recommendation or solicitation in support of any possible BMG Competing Transaction by any person, other than by Hemlo Gold; or (iv) enter into an agreement with any person, other than Hemlo Gold, providing for a possible BMG Competing Transaction. BMG, its

     Subsidiaries, and their respective directors, officers, employees, representatives, investment bankers, agents and affiliates, shall immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

          (e) Notwithstanding the foregoing, prior to the approval of this Agreement and the BMG Charter Changes by the BMG Shareholders at the BMG Shareholders Meeting, nothing contained in this Agreement shall prevent the BMG Board (or its agents pursuant to its instructions) from (i) engaging in discussions or negotiations with (but not soliciting or initiating such discussions or negotiations or encouraging inquiries from) a party concerning an unsolicited proposal for a BMG Competing Transaction, (ii) providing non-public information with respect to BMG or the BMG Subsidiaries that has previously been provided to Hemlo Gold or (iii) making any statement or recommendation in support of any BMG Competing Transaction, in each case if the BMG Board determines in good faith, after consultation with and receiving advice from its outside legal counsel, that such action is required by reason of its fiduciary duties under applicable law; provided that in each such event BMG first notifies Hemlo Gold of such determination by the BMG Board and provides Hemlo Gold with the fact that it is furnishing information to, or entering into discussions or negotiations with, a person or entity and BMG keeps Hemlo Gold informed of the status (but not the identity or the terms) of any such discussions or negotiations. In addition, and notwithstanding the foregoing, nothing contained in this Agreement shall prevent the BMG Board (or its agents pursuant to its instructions) from (x) engaging in discussions with or soliciting or initiating such discussions or negotiations or encouraging inquiries from a party concerning a BMG Competing Transaction, (y) providing information with respect to BMG or the BMG Subsidiaries in connection therewith or (z) making any statement or recommendation in support of any BMG Competing Transaction, in each case if the BMG Board has received a bona fide unsolicited proposal with respect to another BMG Competing Transaction which the BMG Board has determined in good faith, after consultation with its outside financial advisors, creates a substantial risk that the Arrangement will not be consummated and the BMG Board thereafter in good faith determines that taking such action is an appropriate response to such proposal and is required by its fiduciary duties under applicable law. Except to the extent expressly provided in this Section 4.9, nothing in such section shall relieve BMG from its obligation to comply with the other terms of this Agreement. If BMG or any of its Subsidiaries receives any unsolicited offer or proposal to enter negotiations relating to a BMG Competing Transaction, BMG shall immediately notify Hemlo Gold thereof. BMG shall be responsible for any breach of this section by any of its (or its Subsidiaries') directors, officers, employees, representatives, investment bankers, agents and affiliates.

          (f) Notwithstanding any other provisions hereof, Hemlo Gold shall not
     (i) enter into a Hemlo Gold Competing Transaction until at least two business days following the first notification by Hemlo Gold to BMG that it has entered into discussions with a third party in respect of such Hemlo Gold Competing Transaction, (ii) for a period of 10 business days following termination of this Agreement pursuant to paragraph 8.1(h) hereof, grant or agree to grant to any third party, in connection with a Hemlo Gold Competing Transaction, an option to purchase treasury securities or assets of Hemlo Gold or any Hemlo Gold Subsidiary, pay or agree to pay to any such third party, termination, expense reimbursement, "topping" or similar fees in the event of non-consummation of such Hemlo Gold Competing Transaction, in an amount greater than $42.5 million, or (iii) otherwise commit to any inducement to any such third party which is not contemplated herein in favour of BMG.

     4.10 Pooling. Neither Hemlo Gold nor BMG will take or agree to take any action that it has reason to believe would adversely affect the ability of BMG to account for the business combination to be effected by the Arrangement as a "pooling of interests" under U.S. GAAP.

     4.11 Notification of Certain Matters. Each of Hemlo Gold and BMG will give prompt notice to the other party of (i) any change that is reasonably likely to result in any Material Adverse Effect with respect to it, (ii) any other change or event which would cause any representation or warranty made by it to be untrue or inaccurate as of the Effective Time or (iii) any material failure by it to comply with or satisfy any covenant, agreement or condition to be complied with or satisfied by it hereunder.

     4.12 Indemnification.

          (a) BMG agrees that all rights to indemnification or exculpation now existing in favour of the directors or officers (the "INDEMNIFIED PARTIES") of Hemlo Gold or any Hemlo Gold Subsidiary as provided in its articles of incorporation or by-laws, a copy of which has been provided to BMG prior to the date of the execution of this Agreement, in effect on the date hereof shall survive the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Time and BMG hereby assumes, effective upon consummation of the Arrangement, all such liability with respect to any matters arising prior to the Effective Time.

          (b) There shall be maintained in effect, for not less than six years from the Effective Time, coverage equivalent to that in effect under the current policies of the directors' and officers' liability insurance maintained by Hemlo Gold which is no less advantageous, and with no gaps or lapses in coverages with respect to matters occurring prior to the Effective Time.

     4.13 Closing; Listing. Subject to the termination of this Agreement as provided in Article 8, the closing of the transactions contemplated by this Agreement (the "CLOSING") will take place at the offices of Baker & Botts, L.L.P, Houston, Texas on a date (the "CLOSING DATE") and at a time to be mutually agreed upon by the parties, which date shall be no later than the third business day after all conditions to Closing set forth herein shall have been satisfied or waived, unless another place, time and date is mutually selected by BMG and Hemlo Gold. Concurrently with the Closing, the Plan of Arrangement will be filed with the Ministry of Consumer and Commercial Relations of the Province of Ontario. BMG will cause the shares of BMG Common Stock issuable from time to time upon exchange of the Exchangeable Shares to be listed upon the Closing on the NYSE. BMG will cause the Exchangeable Shares to be listed upon the Closing on the TSE or other Canadian securities exchange approved by BMG and Hemlo Gold.

     4.14 Continued Hemlo Gold Operations. BMG does not presently have any plan or intention to liquidate Hemlo Gold, to merge Hemlo Gold with or into another corporation, or to sell or otherwise dispose of any of the stock of Hemlo Gold (whether acquired pursuant to the Arrangement or pursuant to the exchange of any shares of Hemlo Gold stock for shares of BMG stock).

     4.15 Certain Employee Benefit Matters. If there are any employee benefit plans in which employees of Hemlo Gold or any Hemlo Gold Subsidiary, on the one hand, and employees of any other company, on the other hand, participate, then appropriate arrangements shall be made for the separation of such plans following the consummation of the Arrangement and such transitional arrangements as may be appropriate.

     4.16 Action Under Nevada Statute. BMG will, prior to the Effective Date, take the necessary action pursuant to paragraph 1 of NRS 78.378 so that its bylaws will provide, on the date specified therein, that the provisions of NRS
78.378 to 78.3793, inclusive, shall not apply to the acquisition by Noranda of up to 65,242,526 Exchangeable Shares or shares of BMG Common Stock in the Arrangement (including shares of BMG Common Stock issuable upon exchange for such Exchangeable Shares).

     4.17 Governance. Upon the Effective Time, the BMG Board shall consist of twelve persons, six of whom shall be members of BMG's current Board of Directors and six of whom shall be designated by Hemlo Gold's current Board of Directors, such allocation to be applicable as nearly as practicable on a proportionate basis to directors of each of the three classes into which the BMG Board is divided. BMG shall use commercially reasonable efforts to restructure the BMG Board as provided in this Section 4.17 concurrently with the Closing. Following the Effective Time, Karl E. Elers shall be Chairman and Ian Bayer shall be President of BMG and those two officers shall establish an office of the Chief Executive with officers from BMG and Hemlo Gold to manage BMG, Hemlo Gold and their respective subsidiaries.

     4.18 Registration. To the extent that Noranda desires to sell any Exchangeable Shares acquired pursuant to the Arrangement or shares of BMG Common Stock issued pursuant to the retraction and exchange rights and other provisions in respect of such Exchangeable Shares (including any securities issuable as a stock dividend or other distribution on, or in subdivision, combination or reclassification, of the foregoing and any other securities into which such shares may be changed or for which such securities may be exchanged) following the first publication of financial statements that include the combined financial results of

BMG and Hemlo Gold for a period of at least 30 days, BMG shall provide Noranda with registration rights under United States law and registration and prospectus rights under Canadian law with respect to the Exchangeable Shares or the BMG Common Stock (the "REGISTRATION RIGHTS"). The Registration Rights shall include up to five demand registrations, subject to reasonable separation requirements, blackout periods and postponement rights (provided that a demand shall count against the five demands for registration only to the extent that such registration becomes effective or to the extent it is withdrawn at the request of Noranda), an unlimited number of piggyback registrations with respect to common equity offerings by BMG (subject to priority and cutback provisions in favour of BMG and proration with other holders to whom BMG may grant such rights), customary reciprocal indemnification provisions (which shall provide, among other things, that Noranda shall only be responsible for information provided by it for inclusion in the disclosure documents), and other customary provisions. This covenant shall survive so long as Noranda owns Exchangeable Shares acquired in the Arrangement or BMG Common Stock issued in exchange therefor entitling Noranda to "beneficial ownership" within the meaning of Rule 13d-3 under the Exchange Act of more than 5% of the outstanding Exchangeable Shares and shares of BMG Common Stock, considered as one class.

     4.19 Tax Cooperation. BMG shall, at or prior to the Closing, execute and deliver a tax cooperation agreement substantially in the form set forth in
Exhibit 4.19, at the request (given to BMG not less than two business days prior to the Closing) and for the benefit of any person who is a nonresident alien individual or a foreign corporation, within the meaning of section 897(a)(1) of the Code, and who acquires in the Arrangement ownership of at least that number (the "MINIMUM NUMBER") of the Exchangeable Shares issued by Hemlo pursuant to the Arrangement that are exchangeable pursuant to any provision of the Plan of Arrangement, the Exchangeable Share Provisions or the Voting, Support and Exchange Trust Agreement into more than 5% of the number of shares of Battle Mountain Common Stock outstanding at the Effective Time (on a non-diluted basis). For this purpose, ownership shall mean beneficial ownership within the contemplation of section 897 of the Code, and the constructive ownership rules of section 897(c)(6)(C) of the Code shall apply. Any person who is entitled to enter into, and who requests that BMG execute and deliver a tax cooperation agreement in accordance with this Section 4.19, shall be referred to as an "INITIAL 5% HOLDER."

                                   ARTICLE 5

                                 BREAK-UP FEES

     5.1 Fee on Termination by Reason of Recommendation. If this Agreement is terminated pursuant to Section 8.1(g) or Section 8.1(h), Hemlo Gold shall pay to BMG an additional fee of $20 million (by wire transfer in immediately available funds) within two days of providing the recommendation that is the basis for the termination. BMG shall not be entitled to receive any payment under this Section
5.1 if, at the time of delivery of applicable notice of termination pursuant to
Section 8.2, BMG is in material breach of this Agreement or BMG's stockholders have disapproved the Agreement and the BMG Charter Changes.

     5.2 Fee on Consummation. If, within the period commencing the date hereof and ending twelve months after any termination of the Agreement pursuant to
Section 8.1(g) or Section 8.1(h), a Hemlo Gold Competing Transaction is consummated, then Hemlo Gold shall pay to BMG an additional fee of $42.5 million less any fees previously paid under Section 5.1 or Section 8.4(a) (by wire transfer in immediately available funds) either before or simultaneously with the consummation of the Hemlo Gold Competing Transaction. Hemlo Gold agrees that the payment of the fee to BMG required under this Section 5.2 shall be a condition precedent to consummating the Hemlo Gold Competing Transaction. BMG shall not be entitled to receive any payment under this Section 5.2 if, at the time of delivery of applicable notice of termination pursuant to Section 8.2, BMG is in material breach of this Agreement or BMG's stockholders have disapproved the Agreement and the BMG Charter Changes.

                                   ARTICLE 6

                  CONDITIONS PRECEDENT TO OBLIGATIONS OF HEMLO

     The obligations of Hemlo Gold hereunder are subject to the fulfilment or satisfaction on or before the Closing, of each of the following conditions (any one or more of which may be waived by Hemlo Gold, but only in a writing signed by Hemlo Gold):

     6.1 Accuracy of Representations and Warranties. The representations and warranties of BMG set forth in Article 3 (as qualified by the introduction to Article 3) shall be true and accurate when made and on and as of the Closing Date with the same force and effect as if they had been made at the Closing except to the extent the failure of such representations and warranties to be true and accurate has not had and would not be reasonably likely to have a Material Adverse Effect on BMG, and Hemlo Gold shall receive a certificate to such effect executed by BMG's Chief Executive Officer and Chief Financial Officer.

     6.2 Covenants. BMG shall have performed and complied in all material respects with all of its covenants required to be performed by it under this Agreement and the Plan of Arrangement on or before the Closing, and Hemlo Gold shall receive a certificate to such effect signed by BMG's Chief Executive Officer and Chief Financial Officer.

     6.3 Absence of Material Adverse Change. Since the date of this Agreement, there shall not have been one or more events or changes that has had or would be reasonably likely to have a Material Adverse Effect on BMG.

     6.4 Compliance with Law. There shall be no order, decree or ruling by any governmental agency or threat thereof, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Arrangement, which would prohibit or render illegal the transactions contemplated by this Agreement.

     6.5 Government Consents. There shall have been obtained on or before the Closing such material permits or authorizations, and there shall have been taken such other action, as may be required to consummate the Arrangement by any regulatory authority having jurisdiction over the parties and the actions herein proposed to be taken, including but not limited to requirements under applicable federal, provincial and state securities laws and the compliance with, and expiration or termination of any applicable waiting period under, the HSR Act or the Investment Canada Act.

     6.6 SEC Filings. The Form F-4 and Form S-3, if filed, shall have been declared effective under the Securities Act and shall not be the subject of any stop-order or proceedings seeking a stop-order, and the Joint Proxy Statement shall on the Closing not be subject to any similar proceedings commenced or threatened by the SEC or the OSC.

     6.7 Shareholder Approval. This Agreement and the Arrangement shall have been approved and adopted by the Hemlo Gold shareholders in accordance with the rules of the TSE and the Amex, applicable law and Hemlo Gold's articles of incorporation and bylaws.

     6.8 BMG Approvals. This Agreement and the BMG Charter Changes shall have been approved by the BMG stockholders in accordance with the rules of the NYSE, applicable law and BMG's articles of incorporation and bylaws.

     6.9 No Legal Action. No temporary restraining order, preliminary injunction or permanent injunction or other order preventing the consummation of the Arrangement shall have been issued by any Canadian or U.S. federal, provincial or state court and remain in effect, nor shall any proceeding be pending which is reasonably likely to result in any of the foregoing.

     6.10 Tax Opinion. Hemlo Gold shall have received (i) an opinion reasonably satisfactory to Hemlo Gold of McCarthy Tetrault, counsel for Hemlo Gold, to the effect that the Arrangement will be generally treated for Canadian federal income tax purposes as a reorganization of capital for those Hemlo Gold Shareholders who hold their Hemlo Gold Common Shares as capital property for purposes of the ITA to the extent that Exchangeable Shares are received in exchange for Hemlo Gold Common Shares, and such other opinions as are customary in these transactions and (ii) an opinion reasonably satisfactory to Hemlo Gold from Fried, Frank, Harris, Shriver & Jacobson, counsel for Hemlo Gold, to the effect that, although not free from doubt, the Arrangement should generally be treated for U.S. federal income tax purposes as a tax-free reorganization under section 368(a) (1)(E) of the Code to the extent that Exchangeable Shares are received in exchange for Hemlo Gold Common Shares.

     6.11 Pooling Opinion. BMG shall have received from Price Waterhouse LLP an opinion, in form and substance satisfactory to Hemlo Gold and BMG, that the Arrangement will be treated as a "pooling of interests" for purposes of U.S. GAAP, and Hemlo Gold shall have received from Ernst & Young an opinion, in form and substance satisfactory to Hemlo Gold, that no matters have come to their attention as a result of performing certain agreed upon procedures which would preclude BMG from accounting for the Arrangement as a "pooling of interests" under U.S. GAAP.

     6.12 Court Approval. The Court shall have issued its final order approving the Arrangement and such order shall (a) not impose any material conditions or costs, (b) be in form and substance reasonably satisfactory to BMG and Hemlo Gold (such approvals not to be unreasonably withheld or delayed by BMG or Hemlo
Gold) and (c) reflect the terms hereof.

     6.13 OSC, Etc. All necessary orders shall have been obtained from the OSC and other relevant Canadian securities regulatory authorities in connection with the Arrangement. BMG and Hemlo Gold shall each have filed all notices and information (if any) required under Part IX of the Competition Act (Canada) and the applicable waiting periods and any extensions thereof shall have expired or the parties shall have received an Advance Ruling Certificate pursuant to section 102 of the Competition Act (Canada) setting out that the Director under such Act is satisfied that he would not have sufficient grounds on which to apply for an order in respect of the Arrangement. The Arrangement shall have received the allowance or approval or deemed allowance or approval by the responsible Minister under the Investment Canada Act in respect of the Arrangement, to the extent such allowance or approval is required, and such allowance or approval shall (a) not impose any material conditions or costs and
(b) be on terms and conditions reasonably satisfactory to the parties (such approvals not to be unreasonably withheld or delayed).

     6.14 Appointment to BMG Board. The restructuring of the BMG Board and management provided for in Section 4.17 shall be effected concurrently with the Closing.

                                   ARTICLE 7

                   CONDITIONS PRECEDENT TO OBLIGATIONS OF BMG

     The obligations of BMG hereunder are subject to the fulfilment or satisfaction on or before the Closing, of each of the following conditions (any one or more of which may be waived by BMG, but only in a writing signed by BMG):

     7.1 Accuracy of Representations and Warranties. The representations and warranties of Hemlo Gold set forth in Article 2 (as qualified by the introduction to Article 2) shall be true and accurate when made and on and as of the Closing Date with the same force and effect as if they had been made at the Closing except to the extent the failure of such representations and warranties to be true and accurate has not had and would not be reasonably likely to have a Material Adverse Effect on Hemlo Gold, and BMG shall receive a certificate to such effect executed by Hemlo Gold's Chief Executive Officer and Chief Financial Officer.

     7.2 Covenants. Hemlo Gold shall have performed and complied in all material respects with all of its covenants required to be performed by it under this Agreement and the Plan of Arrangement on or before the Closing, and BMG shall receive a certificate to such effect signed by Hemlo Gold's Chief Executive Officer and Chief Financial Officer.

     7.3 Absence of Material Adverse Change. Since the date of this Agreement, there shall not have been one or more events or changes that has had or would be reasonably likely to have a Material Adverse Effect on Hemlo Gold.

     7.4 Compliance with Law. There shall be no order, decree or ruling by any governmental agency or threat thereof, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Arrangement, which would prohibit or render illegal the transactions contemplated by this Agreement.

     7.5 Government Consents. There shall have been obtained on or before the Closing such material permits or authorizations, and there shall have been taken such other action, as may be required to consummate the Arrangement by any regulatory authority having jurisdiction over the parties and the actions herein proposed to be taken, including but not limited to requirements under applicable federal, provincial and state securities laws and the compliance with, and expiration or termination of any applicable waiting period under, the HSR Act or the Investment Canada Act.

     7.6 SEC Filings. The Form F-4 and Form S-3, if filed, shall have been declared effective under the Securities Act and shall not be the subject of any stop-order or proceedings seeking a stop-order and the Joint Proxy Statement shall on the Closing not be subject to any similar proceedings commenced or threatened by the SEC or the OSC.

     7.7 Stockholder Approval. This Agreement and the BMG Charter Changes shall have been approved and adopted by the BMG stockholders in accordance with the rules of the NYSE, applicable law and BMG's articles of incorporation and bylaws.

     7.8 Hemlo Gold Approvals. This Agreement and the Arrangement shall have been approved and adopted by the Hemlo Gold shareholders in accordance with the rules of the TSE, applicable law and Hemlo Gold's articles of incorporation and bylaws, and Hemlo Gold shall not have received on or prior to the Effective Time notice from the holders of more than 8% of the Hemlo Gold Common Shares of their intention to exercise their rights of dissent under section 185 of the OBCA.

     7.9 No Legal Action. No temporary restraining order, preliminary injunction or permanent injunction or other order preventing the consummation of the Arrangement shall have been issued by any U.S. or Canadian federal, provincial or state court and remain in effect, nor shall any proceeding be pending which is reasonably likely to result in any of the foregoing.

     7.10 Pooling Opinion. BMG shall have received from Price Waterhouse LLP an opinion, in form and substance satisfactory to BMG, that the Arrangement will be treated as a "pooling of interests" for purposes of U.S. GAAP, and Hemlo Gold shall have received from Ernst & Young an opinion, in form and substance satisfactory to Hemlo Gold, that no matters have come to their attention as a result of performing certain agreed upon procedures which would preclude BMG from accounting for the Arrangement as a "pooling of interests" under U.S. GAAP.

     7.11 Affiliate Agreements. BMG shall have received executed originals of all of the Hemlo Gold Affiliate Agreements.

     7.12 Court Approval. The Court shall have issued its final order approving the Arrangement and such order shall (a) not impose any material conditions or costs, (b) be in form and substance reasonably satisfactory to BMG and Hemlo Gold (such approvals not to be unreasonably withheld or delayed by BMG or Hemlo
Gold) and (c) reflect the terms hereof.

     7.13 OSC, Etc. All necessary orders shall have been obtained from the OSC and other relevant Canadian securities regulatory authorities in connection with the Arrangement. BMG and Hemlo Gold shall each have filed all notices and information (if any) required under Part IX of the Competition Act (Canada) and the applicable waiting periods and any extensions thereof shall have expired or the parties shall have received an Advance Ruling Certificate pursuant to section 102 of the Competition Act (Canada) setting out that the Director under such Act is satisfied that he would not have sufficient grounds on which to apply for an order in respect of the Arrangement. The Arrangement shall have received the allowance or approval or deemed allowance or approval by the responsible Minister under the Investment Canada Act in respect of the Arrangement, to the extent such allowance or approval is required, and such allowance or approval shall (a) not impose any material conditions or costs and
(b) be on terms and conditions reasonably satisfactory to the parties (such approvals not to be unreasonably withheld or delayed).

                                   ARTICLE 8

                            TERMINATION OF AGREEMENT

     8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Arrangement by the stockholders of BMG or Hemlo Gold:

          (a) by mutual agreement of Hemlo Gold and BMG;

          (b) by Hemlo Gold, if there has been a breach by BMG of any representation, warranty, covenant or agreement set forth in this Agreement on the part of BMG, or if any representation of BMG shall have become untrue, in either case which has or is likely to have a Material Adverse Effect on BMG and which BMG fails to cure within 15 business days after written notice thereof from Hemlo Gold (except that no cure period shall be provided for a breach by BMG which by its nature cannot be cured);

          (c) by BMG, if there has been a breach by Hemlo Gold of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Hemlo Gold, or if any representation of Hemlo Gold shall have become untrue, in either case which has or is likely to have a Material Adverse Effect on Hemlo Gold and which Hemlo Gold fails to cure within 15 business days after written notice thereof from BMG (except that no cure period shall be provided for a breach by Hemlo Gold which by its nature cannot be cured);

          (d) by either party (provided that such party is not then in breach of this Agreement) if the shareholders of Hemlo Gold do not approve the Arrangement at the Hemlo Gold Shareholders Meeting or the stockholders of BMG do not approve at the BMG Stockholders Meeting this Agreement and the BMG Charter Changes;

          (e) by either Hemlo Gold or BMG, if all the conditions for Closing the Arrangement shall not have been satisfied or waived on or before 5:00 p.m., Houston time on August 31, 1996, other than as a result of a breach of this Agreement by the terminating party, or in the case of termination by Hemlo Gold, a breach by Noranda of the Side Letter of Support for the Transaction or, in the case of either party, a breach by any of its Affiliates of the Affiliate Agreements referred to in Section 4.3;

          (f) by either party, if a permanent injunction or other order by any U.S. or Canadian federal, provincial or state court shall have been issued and shall have become final and nonappealable which would (i) make illegal or otherwise restrain or prohibit the consummation of the Arrangement, (ii) prohibit BMG's ownership or operation of all or any material portion of the business or assets of Hemlo Gold or (iii) compel BMG to dispose of or hold separate all or any material portion of the business or assets of Hemlo Gold;

          (g) by BMG, if the Hemlo Gold Board shall have made any recommendation to the shareholders of Hemlo Gold against the Arrangement or in support of a Hemlo Gold Competing Transaction (a "HEMLO GOLD COMPETING TRANSACTION TERMINATION");

          (h) by Hemlo Gold, if the Hemlo Gold Board determines in good faith, after consultation with its outside legal counsel, that it is required by its fiduciary duties to recommend to the Hemlo Gold Shareholders that they vote against the Arrangement and approve instead a Hemlo Gold Competing Transaction that the Hemlo Gold Board has determined in good faith, after consultation with its outside financial advisors, is financially more favourable to the Hemlo Gold Shareholders than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by BMG in response to such Hemlo Gold Competing Transaction), is the subject of a firm written offer from a third party that is capable of consummating such Hemlo Gold Competing Transaction and is likely to be successful, taking into account any amendments to the Plan of Arrangement contemplated by Section 4.9(c), the Side Letter of Support for the Transaction and the valid and binding character thereof (a "SUPERIOR PROPOSAL TERMINATION"), provided that a Superior Proposal Termination shall not be effected until at least two business days following delivery to BMG of the notice contemplated by Section 4.9(f)(i);

          (i) by BMG, if the BMG Board determines in good faith, after consultation with its outside legal counsel, that it is required by its fiduciary duties to recommend to the BMG Stockholders that they vote against approval of this Agreement and the BMG Charter Changes and approve instead a BMG Competing Transaction in which a third party is to acquire (whether by way of take-over bid, tender offer, purchase of capital stock, merger, consolidation, purchase of assets or otherwise) all or substantially all of the business of BMG and which requires that BMG terminate this Agreement as a condition of the consummation of such transaction which the BMG Board determines in good faith, after consultation with its outside financial advisors, is financially more favourable to the BMG stockholders than the transaction with Hemlo Gold contemplated by this Agreement, and which is the subject of a firm written offer from a third party that is capable of consummating such alternative transaction and is likely to be successful (each an "INCONSISTENT TRANSACTION" and the termination of this Agreement under such circumstances an "INCONSISTENT TRANSACTION TERMINATION"); or

          (j) by Hemlo Gold, if the BMG Board shall have made any recommendation to the shareholders of BMG against the Arrangement or in support of a BMG Competing Transaction (a "BMG COMPETING TRANSACTION TERMINATION").

     8.2 Notice of Termination. Any termination of this Agreement under Section
8.1 above will be effective by the delivery of written notice by the terminating party to the other party hereto.

     8.3 Effect of Termination. In the case of any termination of this Agreement as provided in this Article 8, this Agreement shall be of no further force and effect (except as provided in Article 5, Section 8.4 and Article 10) and nothing herein shall relieve any party from liability for any breach of this Agreement. No termination of this Agreement shall affect the obligations contained in the separate Nondisclosure Agreement between Hemlo Gold and BMG (the "NONDISCLOSURE AGREEMENT").

     8.4 Termination Fees.

          (a) If this Agreement is terminated (i) by BMG pursuant to Section 8.1(c) as a result of a breach by Hemlo Gold of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Hemlo Gold, (ii) by either party pursuant to Section 8.1(d) as a result of the failure of Hemlo Gold's shareholders to approve the Arrangement, (iii) by BMG pursuant to a Hemlo Gold Competing Transaction Termination under
     Section 8.1(g), or (iv) by Hemlo Gold pursuant to a Superior Proposal Termination under Section 8.1(h), then Hemlo Gold shall pay to BMG (by wire transfer of immediately available funds) a fee of $5 million within two business days of the delivery of the notice of termination pursuant to
     Section 8.2. BMG shall not be entitled to receive any payment under this
     Section 8.4(a) if, at the time of delivery of the applicable notice of termination pursuant to Section 8.2, BMG is in material breach of this Agreement or BMG's stockholders have disapproved the Agreement and the BMG Charter Changes.

          (b) If this Agreement is terminated (i) by Hemlo Gold pursuant to
     Section 8.1(b) as a result of a breach by BMG of any representation, warranty, covenant or agreement set forth in this Agreement on the part of BMG, (ii) by either party pursuant to Section 8.1(d) as a result of the failure of BMG's stockholders to approve this Agreement and the BMG Charter Changes, (iii) by Hemlo Gold pursuant to a BMG Competing Transaction Termination under Section 8.1(j), or (iv) by BMG pursuant to an Inconsistent Transaction Termination under Section 8.1(i), then BMG shall pay to Hemlo Gold (by wire transfer of immediately available funds) a fee of $5 million. Hemlo Gold shall not be entitled to receive any payment under this Section 8.4(b) if, at the time of delivery of the applicable notice of termination pursuant to Section 8.2, Hemlo Gold is in material breach of this Agreement or Hemlo Gold's shareholders have disapproved the Arrangement.

          (c) The parties' obligations to pay the termination fees set forth in this Section 8.4 and in Sections 5.1 and 5.2 are in lieu of any damages or any other payment which such party might otherwise be obligated to pay to the other party as a result of any termination for which payment is due under such sections, respectively. Hemlo Gold and BMG agree that, in view of the nature of the issues likely to arise in the event of such a termination, it would be impracticable or extremely difficult to fix the actual damages resulting from such termination and proving actual damages, causation and foreseeability in the case of such termination would be costly, inconvenient and difficult. In requiring a party to pay a termination fee as set forth herein, it is the intent of the parties to provide, as of the date of this Agreement, for a liquidated amount of damages to be paid by such party to the other party. Such liquidated amount shall be deemed full and adequate damages for such termination and is not intended by either party to be a penalty.

                                   ARTICLE 9

                          SURVIVAL OF REPRESENTATIONS

     All representations, warranties and covenants of the parties contained in this Agreement will remain operative and in full force and effect, regardless of any investigation made by or on behalf of the parties to this Agreement, until the earlier of the termination of this Agreement or the Closing Date, whereupon such representations, warranties and covenants will expire (except for covenants that by their terms survive for a longer period).

                                   ARTICLE 10

                                 MISCELLANEOUS

     10.1 Governing Law. The internal laws of the State of New York (irrespective of its choice of law principles) will govern the validity of this Agreement, the construction of its terms and the interpretation and enforcement of the rights and duties of the parties hereto, except to the extent mandatorily governed by the laws of Ontario or the laws of Nevada.

     10.2 Assignment; Binding Upon Successors and Assigns. Neither party hereto may assign any of its rights or obligations hereunder without the prior written consent of the other party hereto. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     10.3 Severability. If any provision of this Agreement, or the application thereof, will for any reason and to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of the void or unenforceable provision.

     10.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be an original as regards any party whose signature appears thereon and all of which together will constitute one and the same instrument. This Agreement will become binding when one or more counterparts hereof, individually or taken together, will bear the signatures of all the parties reflected hereon as signatories.

     10.5 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy will not preclude the exercise of any other.

     10.6 Amendment and Waivers. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default. The Agreement may be amended by the parties hereto at any time before or after approval of the Hemlo Gold Shareholders or the BMG Stockholders, but, after such approval, no amendment will be made which by applicable law requires the further approval of the Hemlo Gold Shareholders or the BMG Stockholders without obtaining such further approval.

     10.7 Expenses. Each party will bear its respective expenses and legal fees incurred with respect to this Agreement, and the transactions contemplated hereby.

     10.8 Attorneys' Fees. Should suit be brought to enforce or interpret any part of this Agreement, the prevailing party will be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys' fees to be fixed by the court (including, without limitation, costs, expenses and fees on any appeal). The prevailing party will be entitled to recover its costs of suit, regardless of whether such suit proceeds to final judgment.

     10.9 Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally recognized overnight courier or by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

        If to Hemlo Gold:    Hemlo Gold Mines Inc.
                             Suite 2902
                             1 Adelaide Street East
                             Toronto, Ontario
                             Canada MSC 2Z9
                             Attention: General Counsel
                             Telecopier: (416) 982-7388
        With a copy to:      McCarthy Tetrault                Fried, Frank, Harris, Shriver &
                             Suite 4700                       Jacobson
                             Toronto Dominion Bank Tower      One New York Plaza
                             Toronto-Dominion Centre          New York, New York 10004-1980
                             Toronto, Ontario                 Attention: Kenneth Blackman
                             Canada M5K 1E6                   Telecopier: (212) 859-4000
                             Attention: Daryl E. McLean
                             Telecopier: (416) 868-0673
        If to BMG:           Battle Mountain Gold Company
                             42nd Floor
                             333 Clay Street
                             Houston, Texas 77002-4103
                             Attention: General Counsel
                             Telecopier: (713) 650-3636
        With a copy to:      Baker & Botts, L.L.P.            Goodman, Phillips & Vineberg
                             One Shell Plaza                  250 Yonge Street, Suite 2400
                             910 Louisiana                    Toronto, Ontario
                             Houston, Texas 77002-4995        Canada M5B 2M6
                             Attention: C. Michael Watson     Attention: Stephen H. Halperin
                             Telecopier: (713) 229-1522       Telecopier: (416) 979-1234

     All such notices and other communications shall be deemed to be effective upon receipt by the party to whom given.

     10.10 Construction of Agreement. This Agreement has been negotiated by the respective parties hereto and their attorneys and the language hereof will not be construed for or against either party. A reference to a section or an exhibit will mean a section in, or exhibit to, this Agreement unless otherwise explicitly set forth. The titles and headings herein are for reference purposes only and will not in any manner limit the construction of this Agreement which will be considered as a whole.

     10.11 No Joint Venture. Nothing contained in this Agreement will be deemed or construed as creating a joint venture or partnership between any of the parties. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party will have the power to control the activities and operations of any other and the status of each is, and at all times, will continue to be, that of an independent contractor with respect to the other. No party will have any power or authority to bind or commit any other. No party will hold itself out as having any authority or relationship in contravention of this section.

     10.12 Further Assurances. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

     10.13 Absence of Third Party Beneficiary Rights. No provisions of this Agreement are intended, nor will be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, stockholder or partner of any party or any other person or entity unless specifically provided otherwise herein and, except as so provided, all provisions hereof will be personal solely between the parties to this Agreement. Anything contained herein to the contrary notwithstanding, (a) the Indemnified Parties are intended beneficiaries of Section 4.12, and (b) Noranda is an intended beneficiary of Section 4.18.

     10.14 Public Announcement. Upon execution of this Agreement, BMG and Hemlo Gold promptly will issue a joint press release approved by both parties announcing the Arrangement. Thereafter, BMG or Hemlo Gold may issue such press releases, and make such other disclosures regarding the Arrangement, as it determines (after consultation with legal counsel) are required under applicable securities laws or by the NYSE or the TSE rules; provided that to the extent reasonably practicable each party making any such disclosure will provide advance notice to the other of the form and content of any such disclosure and opportunity to comment promptly thereon, and shall in any case promptly deliver a copy of such disclosure in the form released to the other party.

     10.15 Entire Agreement. This Agreement and the exhibits hereto constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto other than the Nondisclosure Agreement, which shall remain in full force and effect. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

     IN WITNESS WHEREOF, the parties hereto have executed this Combination Agreement as of the date first above written.

BATTLE MOUNTAIN GOLD COMPANY                   HEMLO GOLD MINES INC.

By: /s/   Karl E. Elers                        By: /s/  Ian D. Bayer
    ----------------------------------------   -------------------------------------------
    Chief Executive Officer                        President and Chief Executive Officer

                                               By: /s/  Michael C. Proctor
                                                   -------------------------------------------
                                                   Vice President -- Finance

                                    ANNEX D

                              PLAN OF ARRANGEMENT

                              PLAN OF ARRANGEMENT
                               UNDER SECTION 182
                   OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

                                   ARTICLE 1

                                 INTERPRETATION

1.1  Definitions.

     In this Plan of Arrangement unless something in the subject matter or context is inconsistent therewith:

          "Arrangement" means the arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments thereto made in accordance with section 5.1 or made at the direction of the Court in the Final Order.

          "Battle Mountain" means Battle Mountain Gold Company, a corporation existing under the laws of the State of Nevada.

          "Battle Mountain Common Stock" means the shares of Common Stock of Battle Mountain, par value US$0.10 per share, having voting rights of one vote per share, and any other securities into which such shares may be changed or for which such shares may be exchanged (whether or not Battle Mountain shall be the issuer of such other securities) or any other consideration which may be received by the holders of such shares pursuant to a recapitalization, reconstruction, reorganization or reclassification of, or an amalgamation, merger, liquidation or similar transaction affecting, such shares.

          "Battle Mountain Sub" means Battle Mountain Canada Holdco, Inc., an indirect wholly-owned Subsidiary of Battle Mountain existing under the laws of the State of Nevada, none of the stock of which is directly owned by Battle Mountain.

          "Business Day" means any day other than a Saturday, a Sunday or a day when banks are not open for business in either or both of Houston, Texas and Toronto, Ontario.

          "Canada Holdco" means a single wholly-owned subsidiary (within the meaning of the OBCA) of Battle Mountain incorporated under the federal laws of Canada or a province thereof.

          "Corporation" means Hemlo Gold Mines Inc., a corporation existing under the laws of the Province of Ontario.

          "Court" means the Ontario Court of Justice (General Division).

          "Current Market Price" has the meaning set out in Section 1.1 of the Exchangeable Share Provisions.

          "Depositary" means The R-M Trust Company at its principal office in Toronto, Ontario.

          "Dissent Procedures" means the procedures referred to in section 3.1.

          "Effective Date" means the date shown on the certificate of arrangement issued by the Director under the OBCA giving effect to the Arrangement.

          "Effective Time" means 12:01 a.m. (Toronto time) on the Effective
     Date.

          "Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which are set forth in subparagraph 4(9) of Appendix A hereto.

          "Exchangeable Shares" means the Exchangeable Shares of the Corporation.

          "Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Time.

          "Hemlo Gold Common Shares" means the Common Shares of the Corporation.

          "Meeting" means the annual and special meeting of the shareholders of the Corporation to be held to consider the Arrangement.

          "OBCA" means the Business Corporations Act (Ontario), as amended.

          "Proxy Statement" means the Joint Management Information Circular and Proxy Statement of the Corporation and Battle Mountain dated June 7, 1996.

          "Subsidiary" means, when used with reference to Battle Mountain, any corporation more than 50% of the outstanding stock of which, by vote or by value, is owned, directly or indirectly, by Battle Mountain, by one or more other Subsidiaries of Battle Mountain, or by Battle Mountain and one or more other Subsidiaries of Battle Mountain.

          "Transfer Agent" has the meaning set out in Section 1.1 of the Exchangeable Share Provisions.

1.2  Sections and Headings.

     The division of this Plan of Arrangement into articles and sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to an article, section or Appendix refers to the specified article or section of or Appendix to this Plan of Arrangement.

1.3  Number, Gender and Persons.

     In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, partnerships, companies, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind.

1.4  Payments.

     All payments to be made hereunder shall be made without interest and less any tax required by law to be deducted and withheld. Notwithstanding the provisions of Article 4, any cheque deliverable to a holder of Exchangeable Shares whose address as recorded in the securities register of the Corporation is in the United States shall be payable in U.S. dollars.

                                   ARTICLE 2

                                  ARRANGEMENT

2.1  Binding Effect.

     This Plan will become effective on, and be binding on and after, the Effective Time on (i) the Corporation, (ii) Battle Mountain and its Subsidiaries, (iii) all holders of Hemlo Gold Common Shares and (iv) all holders of Exchangeable Shares.

2.2  Events Sequential.

     At the Effective Time, each of the provisions of this Article 2 shall occur and be deemed to occur in the order set out below, without any further act or formality.

2.3  Amendment of Articles.

     The articles of the Corporation shall be amended as set out in the articles of amendment annexed as Appendix A hereto.

2.4  Issue of Common Shares.

     The Corporation shall issue to Battle Mountain 100 Hemlo Gold Common Shares in consideration of the delivery by Battle Mountain to the Corporation of 148 shares of Battle Mountain Common Stock. The amount added to the stated capital account maintained for the Hemlo Gold Common Shares with respect to the Hemlo Gold Common Shares issued pursuant to this section 2.4 shall be equal to the product obtained when the Current Market Price on the Effective Date is multiplied by 148.

2.5  Exchange of Hemlo Gold Common Shares.

     (1) Each Hemlo Gold Common Share (other than the Hemlo Gold Common Shares held by Battle Mountain and by holders who have exercised their rights of dissent in accordance with Article 3 and who are ultimately entitled to be paid fair value for such shares) shall be exchanged for 1.48 fully paid and non-assessable Exchangeable Shares.

     (2) Upon the exchange referred to in section 2.5(1), each holder of a Hemlo Gold Common Share whose share is so exchanged shall be deemed to grant the call rights set out in Articles 5, 6 and 7 of the Exchangeable Share Provisions, shall cease to be such a holder, shall have its name removed from the register of holders of Hemlo Gold Common Shares and shall become a holder of the number of Exchangeable Shares to which such holder is entitled as a result of the exchange referred to in section 2.5(1) and such holder's name shall be added to the register of holders of Exchangeable Shares accordingly.

     (3) The amount added to the stated capital account maintained for the Exchangeable Shares with respect to the Exchangeable Shares issued pursuant to this section 2.5 shall be equal to the aggregate amount of stated capital attributable to the Hemlo Gold Common Shares that are exchanged for Exchangeable Shares pursuant to this section 2.5.

2.6  Battle Mountain Common Stock held by Corporation.

     The Corporation shall distribute the 148 shares of Battle Mountain Common Stock held by the Corporation to Battle Mountain for no consideration.

2.7  Exchange and Call Rights

     Each of Battle Mountain and Battle Mountain Sub shall be entitled to enforce the exchange right and call rights set out in Articles 5, 6 and 7 of the Exchangeable Share Provisions and in exercising such rights neither Battle Mountain nor Battle Mountain Sub will be required to purchase Exchangeable Shares from itself, the other or Canada Holdco.

                                   ARTICLE 3

                               RIGHTS OF DISSENT

3.1  Rights of Dissent.

     (1) Holders of Hemlo Gold Common Shares may exercise rights of dissent with respect to such shares in connection with the Arrangement pursuant to and in the manner set forth in section 185 of the OBCA except that, notwithstanding the provisions of section 185 of the OBCA, holders who duly exercise such rights of dissent and who:

          (a) are ultimately entitled to be paid fair value for their Hemlo Gold Common Shares shall (i) be deemed to have transferred their Hemlo Gold Common Shares to Hemlo Gold for cancellation and such shares shall be cancelled at the Effective Time and (ii) not be entitled to any other payment or consideration including any payment that would be payable under the Arrangement had such holders not exercised their right of dissent; or

          (b) are ultimately not entitled, for any reason, to be paid fair value for their Hemlo Gold Common Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting holder of Hemlo Gold Common Shares, including receiving Exchangeable Shares pursuant to section 2.5.

In no case shall the Corporation be required to recognize such holders as holders of Hemlo Gold Common Shares after the Effective Time, and the names of such holders of Hemlo Gold Common Shares shall be deleted from the register of holders of Hemlo Gold Common Shares at the Effective Time.

     (2) Holders of Hemlo Gold Common Shares who are ultimately entitled to be paid fair value for their Hemlo Gold Common Shares in accordance with section 3.1(1)(a) shall be paid by the Corporation with money provided by the Corporation.

                                   ARTICLE 4

                       CERTIFICATES AND FRACTIONAL SHARES

4.1  Issuance of Certificates.

     As soon as practicable after the Effective Date, the Corporation shall deposit with the Depositary, for the benefit of the holders of Hemlo Gold Common Shares exchanged pursuant to section 2.5, certificates representing the Exchangeable Shares issued in exchange for their outstanding Hemlo Gold Common Shares. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Hemlo Gold Common Shares that were exchanged for Exchangeable Shares, together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the OBCA and such additional documents and instruments as the Depositary and the Corporation may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of Exchangeable Shares that such holder has the right to receive and a cheque for (i) any dividends or distributions with respect thereto then payable pursuant to section 4.2 and (ii) any cash in lieu of a fractional Exchangeable Share payable pursuant to section 4.3, and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Hemlo Gold Common Shares that is not registered in the transfer records of the Corporation, a certificate representing the proper number of Exchangeable Shares may be issued to the transferee if the certificate representing such Hemlo Gold Common Shares is presented to the Depositary accompanied by all documents required by the Depositary and the Corporation to evidence and effect such transfer. Until surrendered as contemplated by this section 4.1, each certificate which immediately prior to the Effective Time represented outstanding Hemlo Gold Common Shares that were exchanged for Exchangeable Shares shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the certificate representing Exchangeable Shares as contemplated by this section 4.1 and, at the time or times set forth in section 4.2, a cheque for (i) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to Exchangeable Shares as contemplated by section 4.2 and
(ii) a cash payment in lieu of any fractional Exchangeable Share as contemplated by section 4.3.

4.2  Distributions with Respect to Unsurrendered Certificates.

     No dividends or other distributions declared or made after the Effective Time with respect to Exchangeable Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Hemlo Gold Common Shares and no cash payment in lieu of any fractional share shall be paid to any such holder pursuant to section 4.3, unless and until such certificate shall be surrendered in accordance with section 4.1. Subject to applicable law at the time of such surrender of any such certificate (or, in the case of clause
(iii) below, at the appropriate payment date), there shall be paid to the registered holder of a certificate representing whole Exchangeable Shares (i) the amount of any cash payable in lieu of a fractional Exchangeable Share to which such holder is entitled pursuant to section 4.3, (ii) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Exchangeable Shares and (iii) the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Exchangeable Shares.

4.3  No Fractional Shares.

     No certificates or scrip representing fractional Exchangeable Shares shall be issued upon the surrender of certificates for exchange pursuant to section
4.1 and no dividend, stock split or other change in the capital structure of the Corporation shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to vote or to exercise any rights as a security holder of the Corporation. In lieu of any such fractional securities, each person entitled to a fractional interest in an Exchangeable Share will receive an amount of cash (rounded to the nearest whole cent) equal to the product obtained when such fraction is multiplied by the Current Market Price on the Effective Date, such amount to be provided to the Depositary by the Corporation upon request.

4.4  Lost Certificates.

     If any certificate which immediately prior to the Effective Time represented outstanding Hemlo Gold Common Shares that were exchanged pursuant to section 2.5 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a certificate representing Exchangeable Shares (and a cheque for any dividends or distributions with respect thereto pursuant to section 4.2 and any cash for a fractional share pursuant to section 4.3) deliverable in respect thereof. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing Exchangeable Shares is to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to the Corporation and the Depositary in such sum as the Corporation may direct or otherwise indemnify the Corporation, Battle Mountain, Battle Mountain Sub and the Depositary in a manner satisfactory to them against any claim that may be made against the Corporation, Battle Mountain, Battle Mountain Sub or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5  Extinguishment of Rights.

     Notwithstanding any of the other provisions hereof, any certificate which immediately prior to the Effective Time represented outstanding Hemlo Gold Common Shares that were exchanged pursuant to section 2.5 and has not been surrendered with all other instruments required by section 4.1 on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of the Corporation. On such date, the Exchangeable Shares to which the former registered holder of such certificate was ultimately entitled shall be deemed to have been surrendered to the Corporation together with all entitlements to dividends, distributions and cash for fractional interests thereon held for such former registered holder for no consideration.

                                   ARTICLE 5

                                   AMENDMENT

5.1  Plan of Arrangement Amendment.

     (1) The Corporation reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time provided that any such amendment, modification, or supplement must be contained in a written document that is (i) agreed to by Battle Mountain, (ii) filed with the Court and, if made following the Meeting, approved by the Court and (iii) communicated to holders of Hemlo Gold Common Shares in the manner required by the Court (if so required).

     (2) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation at any time prior to or at the Meeting (provided that Battle Mountain shall have consented thereto) with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Court's interim order), shall become part of this Plan of Arrangement for all purposes.

     (3) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only (i) if it is consented to by the Corporation, (ii) if it is agreed to by Battle Mountain and (iii), if required by applicable law, it is approved as required by the holders of the Hemlo Gold Common Shares or the Exchangeable Shares, as the case may be.

                                                               Ontario Corporation Number
                                          APPENDIX A           Numero de la societe en Ontario
                                                               1108384
                                                               -------------------------------

                                                                       TRANS
                                                                       CODE
                                                                         C
                                                                        18

- --------------------------------------------------------------------------------
                             ARTICLES OF AMENDMENT
                            STATUTS DE MODIFICATION

1. The present name of the Corporation is:      Denomination sociale actuelle de la societe:
   HEMLO  GOLD  MINES  INC.
2. The name of the corporation is changed to    Nouvelle denomination sociale de la societe
   (if applicable):                             (s'il y a lieu):
   BATTLE  MOUNTAIN  CANADA  INC.
3. Date of incorporation/amalgamation:          Date de la constitution ou de la fusion:
   1 JANUARY 1995
- ---------------------------------------------------------------------------------------------
                                     (Day, Month, Year)
                                     (jour, mois, annee)
4. The articles of the corporation are          Les statuts de la compagnie sont modifies de
   amended as follows:                          la facon suivante:

Form 3
Business
Corporation
Act
Formule
numero 3
Loi
sur les
societes
par actions

          (1) to change the name of the Corporation to Battle Mountain Canada Inc.;

          (2) to change the minimum number of directors to 3;

          (3) to change the designation of the Subordinate Voting Participating Shares to Subordinate Shares;

          (4) to create an unlimited number of Exchangeable Shares;

          (5) to declare that the capital of the Corporation after giving effect to the foregoing consists of an unlimited number of Common Shares, an unlimited number of Subordinate Shares, an unlimited number of Preferred Shares and an unlimited number of Exchangeable Shares;

          (6) to change the rights, privileges, restrictions and conditions attaching to the Common Shares so as to provide that such rights, privileges, restrictions and conditions are as follows:

1.1  Dividends

     Subject to the prior rights of the holders of the Exchangeable Shares and any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine and all dividends that the directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

2.1  Dissolution

     In the event of the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of the Exchangeable Shares and any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding up, the holders of the Common Shares shall be entitled to participate rateably in any distribution of the assets of the Corporation for the purposes of winding up its affairs.

3.1  Voting Rights

     The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Common Share held at all meetings of the shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

          (7) to change the rights, privileges, restrictions and conditions attaching to the Subordinate Shares as follows:

             (a) by deleting clause 8(2)(b) and substituting therefor the following:

             "(b) Subordination: The Subordinate Shares shall rank junior to the Exchangeable Shares to the same extent as the Common Shares."; and

             (b) by deleting clauses 8(2)(c), (d) and (e);

          (8) to change the rights, privileges, restrictions and conditions attaching to the Preferred Shares as follows:

             (a) by deleting clause 8(3)(a) and substituting therefor the following:

                "(a) Series: The Preferred Shares may at any time or from time to time be issued in one or more series. The board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Preferred Shares."; and

                (b) by deleting clauses 8(3)(b) and (c).

          (9) to provide that the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares are as follows:

                                   ARTICLE 1

                                 INTERPRETATION
1.1  Definitions

     In these Exchangeable Share Provisions, unless something in the subject matter or context is inconsistent therewith:

     "Automatic Exchange Right" has the meaning set out in Section 5.3(2).

     "Battle Mountain" means Battle Mountain Gold Company, a corporation existing under the laws of the State of Nevada, and any successor corporation.

     "Battle Mountain Call Notice" has the meaning set out in Section 6.2(2).

     "Battle Mountain Common Stock" means the shares of Common Stock of Battle Mountain, par value US$0.10 per share, having voting rights of one vote per share, and any other securities into which such shares may be changed or for which such shares may be exchanged (whether or not Battle Mountain shall be the issuer of such other securities) or any other consideration which may be received by the holders of such shares pursuant to a recapitalization, reconstruction, reorganization or reclassification of, or amalgamation, merger, liquidation or similar transaction affecting, such shares.

     "Battle Mountain Dividend Declaration Date" means the date on which the board of directors of Battle Mountain declares any dividend on the shares of Battle Mountain Common Stock.

     "Battle Mountain Liquidation Event" has the meaning set out in Section 5.3(1).

     "Battle Mountain Liquidation Event Effective Date" has the meaning set out in Section 5.3(3).

     "Battle Mountain Sub" means Battle Mountain Canada Holdco, Inc., an indirect wholly-owned Subsidiary of Battle Mountain existing under the laws of the State of Nevada, none of the stock of which is owned directly by Battle Mountain.

     "BMG Exercise Condition" means any of the following conditions with respect to an Initial 5% Holder (the existence of which is established by delivery of an Officer's Certificate):

          (1) The receipt by such Initial 5% Holder of consideration from Battle Mountain Sub in exchange for the Exchangeable Shares held by such Initial 5% Holder would be, or there is a substantial possibility that it might be, treated as a distribution to such Initial 5% Holder, within the meaning of section 301 of the Code (it being understood that, for purposes of determining whether this condition exists, any such Initial 5% Holder shall be treated as owning shares of Battle Mountain Common Stock only to the extent that Battle Mountain has actual knowledge of such ownership).

          (2) As a result of any change in law (including provisions of the Code, Treasury regulations promulgated thereunder, rulings and other official pronouncements of the Internal Revenue Service, and judicial decisions) occurring on or after March 14, 1996, Battle Mountain Sub would, or there is a substantial possibility that it might, recognize gain under any provision of the Code upon the delivery to such Initial 5% Holder of shares of Battle Mountain Common Stock in exchange for Exchangeable Shares.

          (3) The delivery to such Initial 5% Holder by Battle Mountain of shares of Battle Mountain Common Stock in exchange for Exchangeable Shares will not be treated as a reorganization within the meaning of section 368(a)(1)(B) of the Code.

          (4) Prior to the transaction in question with respect to which the Officer's Certificate is being delivered (and without regard to such transaction), no Initial 5% Holder continues to own a number of Exchangeable Shares which such Initial 5% Holder acquired in the Arrangement which exceeds the Minimum Number of Exchangeable Shares issued by the Corporation in the Arrangement. For this purpose, ownership shall mean beneficial ownership within the contemplation of section 897 of the Code, and the constructive ownership rules of section 897(c)(6)(C) of the Code shall apply, except that an Initial 5% Holder shall not be deemed to own Exchangeable Shares by virtue of owning shares of Battle Mountain Common Stock.

     "Board of Directors" means the board of directors of the Corporation.

     "Business Day" means any day other than a Saturday, a Sunday or a day when banks are not open for business in either or both of Houston, Texas and Toronto, Ontario.

     "Canada Holdco" means a single wholly-owned subsidiary (within the meaning of the OBCA) of Battle Mountain incorporated under the federal laws of Canada or a province thereof.

     "Canadian Dollar Equivalent" means in respect of an amount expressed in a foreign currency (the "Foreign Currency Amount") at any date the product obtained by multiplying (a) the Foreign Currency Amount by (b) the official noon spot exchange rate on such date for such foreign currency as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such exchange rate on such date for such foreign currency as may be deemed by the Board of Directors to be appropriate for such purpose.

     "Code" means the United States Internal Revenue Code of 1986, as amended.

     "Combination Agreement" means the agreement between Battle Mountain and the Corporation, dated as of March 11, 1996, as the same may be amended, providing for, among other things, the Arrangement.

     "Common Shares" means the Common Shares of the Corporation.

     "Corporation" means Battle Mountain Canada Inc., a corporation existing under the laws of the Province of Ontario.

     "Current Market Price" means, in respect of a share of Battle Mountain Common Stock on any date, the Canadian Dollar Equivalent of the average closing sales price of a share of Battle Mountain Common Stock during a period of 20 consecutive trading days ending not more than five trading days before such date on the New York Stock Exchange or, if the shares of Battle Mountain Common Stock are not then listed on the New York Stock Exchange, on such other stock exchange or automated quotation system on which the shares of Battle Mountain Common Stock are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of shares of Battle Mountain Common Stock during such period is inadequate to create a market that reflects the fair market value of a share of Battle Mountain Common Stock, then the Current Market Price of a share of Battle Mountain Common Stock shall be determined by the Board of Directors based upon the advice of such qualified independent financial advisors as the Board of Directors may deem to be appropriate, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.

     "Dividend Amount" means an amount equal to the full amount of all dividends and distributions declared and unpaid on each Exchangeable Share and all dividends and distributions declared on a share of Battle Mountain Common Stock that have not been declared on each Exchangeable Share in accordance with
Section 3.1, in each case with a record date prior to the effective date of the exchange of such Exchangeable Share for a share of Battle Mountain Common Stock hereunder.

     "Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions set out in this paragraph 4(9) of these articles of amendment.

     "Exchangeable Shares" mean the Exchangeable Shares of the Corporation to which are attached the Exchangeable Share Provisions.

     "Initial 5% Holder" has the meaning set out in Section 4.19 of the Combination Agreement.

     "LCR Exercising Party" has the meaning set out in Section 5.2(1).

     "Liquidation Amount" has the meaning set out in Section 5.1(1).

     "Liquidation Call Purchase Price" has the meaning set out in Section
5.2(1).

     "Liquidation Call Right" has the meaning set out in Section 5.2(1).

     "Liquidation Date" has the meaning set out in Section 5.1(1).

     "Minimum Number" has the meaning set out in Section 4.19 of the Combination Agreement.

     "OBCA" means the Business Corporations Act (Ontario), as amended.

     "Officer's Certificate" means a certificate of an officer of Battle Mountain establishing that a BMG Exercise Condition exists, which certificate shall, if it relies upon the occurrence of conditions (1), (2) or (3) set forth in the definition of BMG Exercise Condition, be accompanied by an opinion of Baker & Botts L.L.P., or another nationally recognized independent legal counsel, to the effect that such condition exists, and indicating the legal basis for such determination (for the avoidance of doubt, but not in limitation of the foregoing, such opinion in the case of condition (3) to be unqualified) and which certificate may, for the purposes of determining whether condition (4) set forth in such definition has occurred, rely on information provided by each Initial 5% Holder pursuant to Section 8 of the Tax Cooperation Agreement to which such Initial 5% Holder is a party or on such assumption as Battle Mountain is entitled to make thereunder.

     "Optional Redemption Date" means a date, if any, established by the Board of Directors for the redemption of Exchangeable Shares pursuant to Section 7.1 hereof, provided that such date shall not be earlier than July 31, 2003 unless there are less than 5,000,000 Exchangeable Shares outstanding (other than Exchangeable Shares held by Battle Mountain and its Subsidiaries and as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision, combination or consolidation of or stock dividend on the Exchangeable Shares, any issue or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares).

     "Plan of Arrangement" means the plan of arrangement relating to the arrangement of the Corporation under section 182 of the OBCA contemplated by the Combination Agreement.

     "Redemption Call Purchase Price" has the meaning set out in Section 7.2(l).

     "Redemption Call Right" has the meaning set out in Section 7.2(l).

     "Redemption Price" has the meaning set out in Section 7.1(1).

     "Retracted Shares" has the meaning set out in Section 6.1(1).

     "Retraction Call Purchase Price" has the meaning set out in Section 6.2(1).

     "Retraction Call Right" has the meaning set out in Section 6.2(1).

     "Retraction Date" has the meaning set out in Section 6.1(1).

     "Retraction Price" has the meaning set out in Section 6.1(1).

     "Retraction Request" has the meaning set out in Section 6.1(1).

     "RCR Exercising Party" has the meaning set out in Section 6.2.

     "Subsidiary" means, when used with reference to Battle Mountain, any corporation more than 50% of the outstanding stock of which, by vote or by value, is owned, directly or indirectly, by Battle Mountain, by one or more other Subsidiaries of Battle Mountain, or by Battle Mountain and one or more other Subsidiaries of Battle Mountain.

     "Tax Cooperation Agreement" means any agreement between Battle Mountain and an Initial 5% Holder entered into pursuant to Section 4.19 of the Combination Agreement.

     "Transfer Agent" means The R-M Trust Company, a corporation existing under the laws of Canada, or such other person as may from time to time be the registrar and transfer agent for the Exchangeable Shares.

     "Trustee" means The R-M Trust Company, a corporation existing under the laws of Canada, and any successor trustee appointed under the Voting, Support and Exchange Trust Agreement.

     "Trust Estate" has the meaning set out in Section 1.1 of the Voting, Support and Exchange Trust Agreement.

     "Voting, Support and Exchange Trust Agreement" means the Voting, Support and Exchange Trust Agreement between the Corporation, Battle Mountain and the Trustee, made as of the date that the Plan of Arrangement becomes effective.

1.2  Sections and Headings

     The division of these Exchangeable Share Provisions into articles and sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of these Exchangeable Share Provisions. Unless otherwise indicated, any reference in these Exchangeable Share Provisions to an article or section refers to the specified article or section of these Exchangeable Share Provisions.

1.3  Number, Gender and Persons

     In these Exchangeable Share Provisions, unless the context otherwise requires, words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, partnerships, companies, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind.

1.4  Payments

     All payments to be made hereunder shall be made without interest and less any tax required by law to be deducted and withheld.

                                   ARTICLE 2

                         RANKING OF EXCHANGEABLE SHARES

2.1  Ranking

     The Exchangeable Shares shall be entitled to a preference over the Common Shares, the Subordinate Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends as and to the extent provided in Article 3 and with respect to the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs as and to the extent provided in Article 5.

                                   ARTICLE 3

                                   DIVIDENDS

3.1  Dividends

     A holder of an Exchangeable Share shall be entitled to receive and the Board of Directors shall, subject to applicable law, on each Battle Mountain Dividend Declaration Date, declare a dividend on each Exchangeable Share (a) in the case of a cash dividend or distribution declared on the shares of Battle Mountain Common Stock, in an amount in cash for each Exchangeable Share as is equal to the Canadian Dollar Equivalent on the Battle Mountain Dividend Declaration Date of the cash dividend or distribution declared on each share of Battle Mountain Common Stock, (b) in the case of a stock dividend or distribution declared on the shares of Battle Mountain Common Stock to be paid in shares of Battle Mountain Common Stock, in such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of shares of Battle Mountain Common Stock to be paid on each share of Battle Mountain Common Stock or (c) in the case of a dividend or distribution declared on the shares of Battle Mountain Common Stock to be paid in property other than cash or shares of Battle Mountain Common Stock, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent to (to be determined by the Board of Directors as contemplated by section 6.7 of the Voting, Support and Exchange Trust Agreement) the type and amount of property declared as a dividend or distribution on each share of Battle Mountain Common Stock. Such dividends shall be paid out of the assets of the Corporation properly applicable to the payment of dividends, or out of authorized but unissued shares or other securities of the Corporation.

3.2  Payment of Dividends

     Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends or distributions contemplated by Section 3.1(a) hereof and the sending of such a cheque to each holder of an Exchangeable Share shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends or other distribution of Exchangeable Shares contemplated by Section 3.1(b) hereof and the sending of such a certificate to each holder of an Exchangeable Share shall satisfy the stock dividend or other distribution of Exchangeable Shares represented thereby. Such other type and amount of property in respect of any dividends or distributions contemplated by Section 3.1(c) hereof shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend or distribution represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend or distribution was payable.

3.3  Record and Payment Dates

     The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend or distribution declared on the Exchangeable Shares under Section 3.1 hereof shall be the same as the record date and payment date, respectively, for the corresponding dividend or distribution declared on the shares of Battle Mountain Common Stock.

3.4  Partial Payment

     If on any payment date for any dividends or distributions declared on the Exchangeable Shares under Section 3.1 hereof the dividends or distributions are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends or distributions that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient money or other assets properly applicable to the payment of such dividends or distributions.

                                   ARTICLE 4

                              CERTAIN RESTRICTIONS

4.1  Certain Restrictions

     (1) Except as provided in Section 4.1(2), so long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 9.2 hereof:

          (a) pay any dividends on the Common Shares, Subordinate Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares, Subordinate Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

          (b) redeem or purchase or make any capital distribution in respect of Common Shares, Subordinate Shares or any other shares ranking junior to the Exchangeable Shares;

          (c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

          (d) issue any shares other than (i) Exchangeable Shares, (ii) Common Shares, (iii) Subordinate Shares, (iv) Preferred Shares issuable upon the exercise of rights associated with Exchangeable Shares having terms substantially the same as the rights issued under the Rights Agreement dated as of November 10, 1988, as amended, between Battle Mountain and The Bank of New York, as Rights Agent, and (v) any other shares not ranking superior to the Exchangeable Shares.

     (2) The restrictions in Sections 4.1(1)(a), 4.1(1)(b) and 4.1(1)(c) shall not apply if all dividends and distributions on the outstanding Exchangeable Shares corresponding to dividends and distributions declared to date on the Battle Mountain Common Stock shall have been declared on the Exchangeable Shares and paid in full.

                                   ARTICLE 5

                                  LIQUIDATION

5.1  Participation Upon Liquidation, Dissolution or Winding Up of the
Corporation

     (1) Subject to applicable law and the due exercise by Battle Mountain or Battle Mountain Sub of a Liquidation Call Right, in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its

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affairs, a holder of Exchangeable Shares shall be entitled to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date of such liquidation, dissolution or winding up (the "Liquidation Date"), before any distribution of any part of the assets of the Corporation among the holders of the Common Shares, the Subordinate Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share equal to (a) the Current Market Price of a share of Battle Mountain Common Stock on the last Business Day prior to the Liquidation Date, which shall be satisfied in full by the Corporation causing to be delivered to such holder one share of Battle Mountain Common Stock, plus (b) the Dividend Amount, if any (collectively, the "Liquidation Amount").

     (2) In the case of a distribution on Exchangeable Shares under this Section 5.1, on or promptly after the Liquidation Date, the Corporation shall cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the OBCA and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the aggregate Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or by holding for pick up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, certificates representing the aggregate number of shares of Battle Mountain Common Stock deliverable by the Corporation to such holder (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) and a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in payment of the remaining portion, if any, of the aggregate Liquidation Amount payable to such holder. On or before the Liquidation Date, the Corporation shall deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares in a custodial account with any chartered bank or trust company in Canada named in such notice. Upon such deposit being made, the rights of the holders of Exchangeable Shares as such shall be limited to receiving their proportionate part of the total Liquidation Amount for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions and any interest allowed on such deposit shall belong to the Corporation. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be the holders of the shares of Battle Mountain Common Stock delivered to them.

     (3) After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the total Liquidation Amount pursuant to this Section 5.1, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

5.2  Liquidation Call Rights.

     (1) Subject to the limitations set forth in Section 5.2(2), Battle Mountain and Battle Mountain Sub shall each have the overriding right (a "Liquidation Call Right"), in the event of and notwithstanding the proposed liquidation, dissolution or winding up of the Corporation pursuant to Section 5.1 hereof, to purchase from all but not less than all of the holders of Exchangeable Shares on the Liquidation Date (other than Battle Mountain, Battle Mountain Sub and Canada Holdco) all but not less than all of the Exchangeable Shares held by each such holder on payment by whichever of Battle Mountain or Battle Mountain Sub is exercising such right (the "LCR Exercising Party") of an amount per share equal to (a) the Current Market Price of a share of Battle Mountain Common Stock on the last Business Day prior to the Liquidation Date, which shall be satisfied in full by causing to be delivered to such holder one share of Battle Mountain Common Stock, plus (b) the Dividend Amount, if any (collectively, the "Liquidation Call Purchase Price"). In the event of the exercise of a Liquidation Call Right, each holder of Exchangeable Shares (other than Battle Mountain, Battle Mountain Sub and Canada Holdco) shall be obligated to sell all the Exchangeable Shares held by such holder

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to the LCR Exercising Party on the Liquidation Date on payment by the LCR
Exercising Party to the holder of the Liquidation Call Purchase Price for each such share.

     (2) With respect to an Initial 5% Holder, Battle Mountain shall be entitled to exercise its Liquidation Call Right only if (a) a BMG Exercise Condition shall exist, and (b) Battle Mountain shall have delivered notice of its intention to exercise such right to Battle Mountain Sub, the Transfer Agent, all Initial 5% Holders and the Corporation on or before the deadline for exercise of its Liquidation Call Right, provided that in such circumstances, notwithstanding any other provision hereof, Battle Mountain shall be entitled to exercise its Liquidation Call Right with respect to such Initial 5% Holder in priority over any exercise by Battle Mountain Sub of its Liquidation Call Right. For greater certainty, Battle Mountain Sub shall only be entitled to exercise its Liquidation Call Right with respect to those holders of Exchangeable Shares, if any, in respect of which Battle Mountain has not exercised its Liquidation Call Right. In order to exercise its Liquidation Call Right, an LCR Exercising Party must notify in writing the Transfer Agent, as agent for the holders of Exchangeable Shares, all Initial 5% Holders and the Corporation of its intention to exercise such right at least 55 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding up of the Corporation and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding up of the Corporation. The Transfer Agent will notify the holders of Exchangeable Shares as to whether or not a Liquidation Call Right has been exercised (such notice to specify the LCR Exercising Party) forthwith after the expiry of the date by which the same may be exercised, such form of notice to be provided by Battle Mountain to the Transfer Agent. If a LCR Exercising Party duly exercises its Liquidation Call Right in accordance with this Section 5.2, all obligations of the Corporation under Section 5.1 shall terminate and on the Liquidation Date such LCR Exercising Party will purchase and the holders of Exchangeable Shares (other than Battle Mountain, Battle Mountain Sub and Canada Holdco) will sell all of their Exchangeable Shares then outstanding for a price per share equal to the Liquidation Call Purchase Price. The restriction set forth in the first sentence of this Section 5.2(2) on the right of Battle Mountain to exercise its Liquidation Call Right is solely for the benefit of Non-Affiliated Holders who are Initial 5% Holders and may be waived by any Initial 5% Holder as to whom a Liquidation Call Right is exercised.

     (3) For the purposes of completing a purchase of the Exchangeable Shares pursuant to the exercise of a Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the total number of shares of Battle Mountain Common Stock deliverable by the LCR Exercising Party (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) in payment of the total Liquidation Call Purchase Price and a cheque in the amount of the remaining portion, if any, of the total Liquidation Call Purchase Price and any interest allowed on such deposit shall belong to the LCR Exercising Party. Provided that the total Liquidation Call Purchase Price has been so deposited with the Transfer Agent, on and after the Liquidation Date the rights of each holder of Exchangeable Shares (other than Battle Mountain, Battle Mountain Sub and Canada Holdco) will be limited to receiving such holder's proportionate part of the total Liquidation Call Purchase Price payable by the LCR Exercising Party, upon presentation and surrender by the holder of Exchangeable Shares of certificates representing the Exchangeable Shares held by such holder in accordance with the following provisions and such holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the shares of Battle Mountain Common Stock delivered to such holder. Upon surrender to the Transfer Agent of a certificate representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the OBCA and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of the LCR Exercising Party shall deliver to such holder, a certificate representing the shares of Battle Mountain Common Stock to which such holder is entitled and a cheque in payment of the remaining portion, if any, of the holder's proportionate part of the total Liquidation Call Purchase Price. If neither Battle Mountain nor Battle Mountain Sub exercises its Liquidation Call Right in the manner described above, on the Liquidation Date the holders of Exchangeable Shares shall be entitled to receive in exchange therefor the liquidation price otherwise payable by the Corporation in connection with the liquidation, dissolution or winding up of the Corporation pursuant to Section 5.1 hereof.

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5.3  Automatic Exchange on Liquidation of Battle Mountain

     (1) Battle Mountain shall give the Transfer Agent written notice of each of the following events (each a "Battle Mountain Liquidation Event") at the time set forth below:

          (a) in the event of any determination by the board of directors of Battle Mountain to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Battle Mountain or to effect any other distribution of assets of Battle Mountain among its stockholders for the purpose of winding up it affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding up or other distribution; and

          (b) immediately, upon the earlier of (i) receipt by Battle Mountain of notice of and (ii) Battle Mountain otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of Battle Mountain or to effect any other distribution of assets of Battle Mountain among its stockholders for the purpose of winding up its affairs.

     (2) Immediately following receipt by the Transfer Agent from Battle Mountain of notice of any Battle Mountain Liquidation Event contemplated by
Section 5.3(1)(a) or 5.3(1)(b), the Transfer Agent will give notice thereof to the holders of Exchangeable Shares. Such notice shall be provided by Battle Mountain to the Transfer Agent and shall include a brief description of the automatic exchange of Exchangeable Shares for shares of Battle Mountain Common Stock provided for in Section 5.3(4) below (the "Automatic Exchange Right").

     (3) In order that the holders of Exchangeable Shares (other than Battle Mountain, Battle Mountain Sub and Canada Holdco) will be able to participate on a pro rata basis with the holders of Battle Mountain Common Stock in the distribution of assets of Battle Mountain in connection with a Battle Mountain Liquidation Event, on the fifth Business Day prior to the effective date (the "Battle Mountain Liquidation Event Effective Date") of a Battle Mountain Liquidation Event all of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Battle Mountain, Battle Mountain Sub or Canada Holdco) shall be automatically exchanged for shares of Battle Mountain Common Stock. To effect such automatic exchange, Battle Mountain shall purchase each Exchangeable Share outstanding on the fifth Business Day prior to the Battle Mountain Liquidation Event Effective Date and held by a holder of Exchangeable Shares (other than Battle Mountain, Battle Mountain Sub or Canada Holdco), and each such holder shall sell the Exchangeable Shares held by it at such time, for a purchase price per share equal to (a) the Current Market Price of a share of Battle Mountain Common Stock on the fifth Business Day prior to the Battle Mountain Liquidation Event Effective Date, which shall be satisfied in full by Battle Mountain delivering to such holder one share of Battle Mountain Common Stock, plus (b) the Dividend Amount, if any.

     (4) On the fifth Business Day prior to the Battle Mountain Liquidation Event Effective Date, the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Battle Mountain Common Stock shall be deemed to have occurred, and each holder of Exchangeable Shares (other than Battle Mountain, Battle Mountain Sub and Canada Holdco) shall be deemed to have transferred to Battle Mountain all of such holder's right, title and interest in and to such Exchangeable Shares and shall cease to be a holder of such Exchangeable Shares and Battle Mountain shall deliver or cause to be delivered to the Transfer Agent, for delivery to such holders, the certificates for the number of shares of Battle Mountain Common Stock deliverable upon the automatic exchange of Exchangeable Shares for Battle Mountain Common Stock (which shares shall be duly issued as fully paid and non-assessable shall be free and clear of any lien, claim or encumbrance, security interest or adverse claim) and a cheque for the balance, if any, of the total purchase price for such Exchangeable Shares and any interest on such deposit shall belong to Battle Mountain. Concurrently with each such holder ceasing to be a holder of Exchangeable Shares, such holder shall be considered and deemed for all purposes to be the holder of the shares of Battle Mountain Common Stock delivered to it, or to the Transfer Agent on its behalf, pursuant to the automatic exchange of Exchangeable Shares for Battle Mountain Common Stock and the certificates held by such holder previously representing the Exchangeable Shares exchanged by such holder with Battle Mountain pursuant to such

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automatic exchange shall thereafter be deemed to represent the shares of Battle
Mountain Common Stock delivered to such holder by Battle Mountain pursuant to such automatic exchange. Upon the request of any such former holder of Exchangeable Shares and the surrender by such holder of Exchangeable Share certificates deemed to represent shares of Battle Mountain Common Stock, duly endorsed in blank and accompanied by such instruments of transfer as Battle Mountain may reasonably require, the Transfer Agent shall deliver or cause to be delivered to such holder certificates representing the shares of Battle Mountain Common Stock of which such holder is the holder and a cheque in payment of the remaining portion, if any, of the purchase price.

                                   ARTICLE 6

                         RETRACTION AT OPTION OF HOLDER

6.1  Retraction at Option of Holder

     (1) Subject to applicable law and the due exercise by either Battle Mountain or Battle Mountain Sub of a Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time to require the Corporation to redeem, on the fifth Business Day after the date on which the Retraction Request is received by the Corporation (the "Retraction Date"), any or all of the Exchangeable Shares registered in the name of such holder for an amount per share equal to (a) the Current Market Price of a share of Battle Mountain Common Stock on the last Business Day prior to the Retraction Date, which shall be satisfied in full by the Corporation causing to be delivered to such holder one share of Battle Mountain Common Stock for each Exchangeable Share presented and surrendered by the holder, plus (b) the Dividend Amount, if any (collectively, the "Retraction Price"). To effect a redemption under this Section 6.1, the holder must present and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares the certificate representing the Exchangeable Shares that the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the OBCA and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, together with a duly executed statement (the "Retraction Request") in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate (the "Retracted Shares") redeemed by the Corporation.

     (2) In the case of a redemption of Exchangeable Shares under this Section 6.1, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 6.1(1) hereof of a certificate representing the number of Exchangeable Shares which the holder desires to have the Corporation redeem, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.1(5), the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date. On the Retraction Date, the Corporation shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request or by holding for pick up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, a certificate representing the number of shares of Battle Mountain Common Stock to which such holder is entitled (which shares shall be duly issued as fully paid and non-assessable shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) registered in the name of the holder or in such other name as the holder may request in payment of the Retraction Price and a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in payment of the remaining portion, if any, of the aggregate Retraction Price to which such holder is entitled and such delivery of such certificate and cheque on behalf of the Corporation by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the Retraction Price to the extent that the same is represented by such share certificates and cheque, unless such cheque is not paid on due presentation. If only a part of the Exchangeable

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Shares represented by any certificate is redeemed, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

     (3) On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the aggregate Retraction Price for such Retracted Shares, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Retraction Price payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Retraction Price has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of such aggregate Retraction Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation shall thereafter be considered and deemed for all purposes to be a holder of the shares of Battle Mountain Common Stock delivered to such holder.

     (4) Notwithstanding any other provision of this Section 6.1, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and neither Battle Mountain nor Battle Mountain Sub shall have exercised its Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law and more than one holder has delivered a Retraction Request, the Corporation shall redeem Retracted Shares in accordance with Section 6.1(2) on a pro rata basis and shall issue to each such holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 6.1(2) hereof. If the Retraction Request is not revoked by the holder in the manner specified in Section 6.1(5) and neither Battle Mountain nor Battle Mountain Sub shall have exercised its Retraction Call Right in respect of any such Retracted Shares, an Insolvency Event (as defined in the Voting, Support and Exchange Trust Agreement) shall, to the extent it has not theretofore occurred, be deemed thereupon to have occurred and the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 6.1(2) as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to have exercised its Exchange Right (as defined in the Voting, Support and Exchange Trust Agreement) so as to require Battle Mountain to purchase the unredeemed Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by Battle Mountain to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting, Support and Exchange Trust Agreement.

     (5) A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request in which event such Retraction Request shall be null and void.

6.2  Retraction Call Rights

     (1) In the event that a holder of Exchangeable Shares delivers a Retraction Request pursuant to Section 6.1 and subject to the limitations set forth in
Section 6.2(2), Battle Mountain and Battle Mountain Sub shall each have the overriding right (a "Retraction Call Right"), notwithstanding the proposed redemption of the Exchangeable Shares by the Corporation pursuant to Section 6.1 hereof, to purchase from such holder on the Retraction Date all but not less than all of the Retracted Shares held by such holder on payment by whichever of Battle Mountain or Battle Mountain Sub is exercising such right (the "RCR Exercising Party") of an amount per share equal to the Retraction Price (the "Retraction Call Purchase

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Price"). In the event of the exercise of a Retraction Call Right, a holder of
Exchangeable Shares who has delivered a Retraction Request shall be obligated to sell all the Retracted Shares to the RCR Exercising Party on the Retraction Date on payment by the RCR Exercising Party of an amount per share equal to (a) the Current Market Price of a share of Battle Mountain Common Stock on the last Business Day prior to the Retraction Date, which shall be satisfied in full by the RCR Exercising Party causing to be delivered to such holder one share of Battle Mountain Common Stock for each Exchangeable Share presented and surrendered by the holder, plus (b) the Dividend Amount, if any (collectively, the "Retraction Call Purchase Price").

     (2) Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately notify Battle Mountain and Battle Mountain Sub thereof. With respect to a Retraction Request presented by an Initial 5% Holder, Battle Mountain shall be entitled to exercise its Retraction Call Right only if
(a) a BMG Exercise Condition shall exist, and (b) Battle Mountain shall have delivered notice of its intention to exercise such right to Battle Mountain Sub, the Transfer Agent, the Corporation and such Initial 5% Holder on or before the deadline for exercise of its Retraction Call Right, provided that in such circumstances, notwithstanding any other provision hereof, Battle Mountain shall be entitled to exercise its Retraction Call Right with respect to such Initial 5% Holder in priority over any exercise by Battle Mountain Sub of its Retraction Call Right. For greater certainty, Battle Mountain Sub shall only be entitled to exercise its Retraction Call Right with respect to those holders of Exchangeable Shares, if any, in respect of which Battle Mountain has not exercised its Retraction Call Right. In order to exercise its Retraction Call Right, the RCR Exercising Party must notify the Corporation and, if the Retraction Request is presented by a holder that is an Initial 5% Holder, such Initial 5% Holder in writing of its determination to do so (a "Battle Mountain Call Notice") within two Business Days of notification to such RCR Exercising Party by the Corporation of the receipt by the Corporation of the Retraction Request. If either Battle Mountain or Battle Mountain Sub so notifies the Corporation within such two Business Day period, the Corporation shall notify the holder as soon as possible thereafter as to the exercise of a Retraction Call Right (such notice to specify the RCR Exercising Party). If either Battle Mountain or Battle Mountain Sub delivers a Battle Mountain Call Notice within such two Business Day period and duly exercises its Retraction Call Right in accordance with this
Section 6.2, the obligation of the Corporation to redeem the Retracted Shares shall terminate and, provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.1(5), the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for the Retraction Call Purchase Price. For the purposes of completing a purchase pursuant to a Retraction Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the Retraction Date, certificates representing the number of shares of Battle Mountain Common Stock to which such holder is entitled and a cheque in the amount of the remaining portion, if any, of the aggregate Retraction Call Purchase Price to which such holder is entitled. Provided that the aggregate Retraction Call Purchase Price has been so deposited with the Transfer Agent, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that neither Battle Mountain nor Battle Mountain Sub delivers a Battle Mountain Call Notice within such two Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in
Section 6.1(5), the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in Section 6.1. The restriction set forth in the second sentence of this Section 6.2(2) on the right of Battle Mountain to exercise its Retraction Call Right is solely for the benefit of holders of Exchangeable Shares who are Initial 5% Holders and may be waived by any Initial 5% Holder as to whom a Retraction Call Right is exercised.

     (3) For the purpose of completing a purchase of Exchangeable Shares pursuant to the exercise of a Retraction Call Right, the RCR Exercising Party shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request or by holding for pick up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, a certificate representing the number of shares of Battle Mountain Common Stock to which such holder is entitled (which shares shall be

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duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) registered in the name of the holder or in such other name as the holder may request in payment of the Retraction Call Purchase Price and a cheque of the RCR Exercising Party payable at par and in Canadian dollars at any branch of the bankers of Battle Mountain, Battle Mountain Sub or of the Corporation in Canada in payment of the remaining portion, if any, of such aggregate Retraction Call Purchase Price and such delivery of such certificate and cheque on behalf of the RCR Exercising Party by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the Retraction Call Purchase Price to the extent that the same is represented by such share certificates and cheque, unless such cheque is not paid on due presentation.

     (4) On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total Retraction Call Purchase Price unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Retraction Call Purchase Price payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Retraction Call Purchase Price has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of such aggregate Retraction Call Purchase Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so purchased by the RCR Exercising Party shall thereafter be considered and deemed for all purposes to be a holder of the shares of Battle Mountain Common Stock delivered to such holder.

                                   ARTICLE 7

                         REDEMPTION BY THE CORPORATION

7.1  Redemption by the Corporation

     (1) Subject to applicable law and the due exercise by either Battle Mountain or Battle Mountain Sub of a Redemption Call Right, the Corporation shall on any Optional Redemption Date redeem all of the then outstanding Exchangeable Shares for an amount per share equal to (a) the Current Market Price of a share of Battle Mountain Common Stock on the last Business Day prior to such Optional Redemption Date, which shall be satisfied in full by the Corporation causing to be delivered to each holder of Exchangeable Shares one share of Battle Mountain Common Stock for each Exchangeable Share held by such holder, plus (b) the Dividend Amount, if any (collectively, the "Redemption Price"). If either Battle Mountain or Battle Mountain Sub exercises a Redemption Call Right and all of the then outstanding Exchangeable Shares other than the Exchangeable Shares held by Battle Mountain, Battle Mountain Sub or Canada Holdco are purchased pursuant to Section 7.2, the remaining outstanding Exchangeable Shares continue to be redeemable by the Corporation on a subsequent Optional Redemption Date pursuant to the provisions of this Section 7.1.

     (2) In case of a redemption of Exchangeable Shares under this Section 7.1, the Corporation shall, at least 120 days before any Optional Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by Battle Mountain or Battle Mountain Sub under its Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, such Optional Redemption Date and, if applicable, particulars of the Redemption Call Right.

     (3) On or after any Optional Redemption Date and subject to the exercise by Battle Mountain or Battle Mountain Sub of a Redemption Call Right, the Corporation shall cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable

Shares under the OBCA and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require. Payment of the aggregate Redemption Price for Exchangeable Shares held by a holder shall be made by delivery to such holder, at the address of such holder recorded in the securities register of the Corporation or by holding for pick up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, of a certificate representing the aggregate number of shares of Battle Mountain Common Stock deliverable by the Corporation to such holder (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) and a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in respect of the remaining portion, if any, of such aggregate Redemption Price. On and after any Optional Redemption Date, the holders of the Exchangeable Shares called for redemption shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, unless payment of the aggregate Redemption Price deliverable to a holder for Exchangeable Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holder shall remain unaffected until the aggregate Redemption Price deliverable to such holder has been paid in the manner hereinbefore provided. The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price of the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice and any interest allowed on such deposit shall belong to the Corporation. Provided that such total Redemption Price has been so deposited prior to any Optional Redemption Date, on and after such Optional Redemption Date, the Exchangeable Shares shall be redeemed and the rights of the holders thereof after such Optional Redemption Date shall be limited to receiving their proportionate part of the total Redemption Price for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the shares of Battle Mountain Common Stock delivered to them.

7.2  Redemption Call Rights.

     (1) Subject to the limitations set forth in Section 7.2(2), Battle Mountain and Battle Mountain Sub shall each have the overriding right (a "Redemption Call Right"), notwithstanding the proposed redemption of the Exchangeable Shares by the Corporation pursuant to Section 7.1 hereof, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Battle Mountain, Battle Mountain Sub and Canada Holdco) on the last Business Day prior to the Optional Redemption Date in respect of which the Redemption Call Right is exercised all but not less than all of the Exchangeable Shares held by each such holder on payment by whichever of Battle Mountain or Battle Mountain Sub is exercising such right (the "RCR Exercising Party") of an amount per share equal to (a) the Current Market Price of a share of Battle Mountain Common Stock on the last Business Day prior to such Optional Redemption Date, which shall be satisfied in full by causing to be delivered to such holder one share of Battle Mountain Common Stock plus (b) the Dividend Amount, if any (collectively, the "Redemption Call Purchase Price"). In the event of the exercise of a Redemption Call Right, each holder of Exchangeable Shares (other than Battle Mountain, Battle Mountain Sub and Canada Holdco) shall be obligated to sell all the Exchangeable Shares held by such holder to the RCR Exercising Party on the last Business Day prior to such Optional Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Call Purchase Price for each such share.

     (2) With respect to an Initial 5% Holder, Battle Mountain shall be entitled to exercise its Redemption Call Right only if (a) a BMG Exercise Condition shall exist, and (b) Battle Mountain shall have delivered notice of its intention to exercise such right to Battle Mountain Sub, the Transfer Agent, all Initial 5% Holders and the Corporation on or before the deadline for exercise of its Redemption Call Right, provided that in such circumstances, notwithstanding any other provision hereof, Battle Mountain shall be entitled to exercise its

Redemption Call Right with respect to such Initial 5% Holder in priority over any exercise by Battle Mountain Sub of its Redemption Call Right. For greater certainty, Battle Mountain Sub shall only be entitled to exercise its Redemption Call Right with respect to those holders of Exchangeable Shares, if any, in respect of which Battle Mountain has not exercised its Redemption Call Right. In order to exercise its Redemption Call Right, an RCR Exercising Party must notify in writing the Transfer Agent, as agent for the holders of Exchangeable Shares, all Initial 5% Holders and the Corporation of its intention to exercise such right at least 125 days before an Optional Redemption Date. The Transfer Agent will notify the holders of Exchangeable Shares as to whether or not a Redemption Call Right has been exercised (such notice to specify the RCR Exercising Party) forthwith after the expiry of the date by which the same may be exercised, such form of notice to be provided by Battle Mountain to the Transfer Agent. If a RCR Exercising Party duly exercises its Redemption Call Right in accordance with this Section 7.2, the right of the Corporation to redeem any Exchangeable Shares pursuant to Section 7.1 on such Optional Redemption Date shall terminate at such time and on the last Business Day prior to such Optional Redemption Date such RCR Exercising Party will purchase and the holders of Exchangeable Shares (other than Battle Mountain, Battle Mountain Sub and Canada Holdco) will sell all of their Exchangeable Shares then outstanding for a price per share equal to the Redemption Call Purchase Price. The restriction set forth in the first sentence of this Section 7.2(2) on the right of Battle Mountain to exercise its Redemption Call Right is solely for the benefit of holders of Exchangeable Shares who are Initial 5% Holders and may be waived by any Initial 5% Holder as to whom a Redemption Call Right is exercised.

     (3) For the purposes of completing a purchase of the Exchangeable Shares pursuant to the exercise of a Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the last Business Day prior to the Optional Redemption Date, certificates representing the total number of shares of Battle Mountain Common Stock deliverable by the RCR Exercising Party (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) in payment of the total Redemption Call Purchase Price and a cheque in the amount of the remaining portion, if any, of the total Redemption Call Purchase Price and any interest allowed on such deposit shall belong to the RCR Exercising Party. Provided that the total Redemption Call Purchase Price has been so deposited with the Transfer Agent, on and after the last Business Day prior to such Optional Redemption Date the rights of each holder of Exchangeable Shares (other than Battle Mountain, Battle Mountain Sub and Canada Holdco) will be limited to receiving such holder's proportionate part of the total Redemption Call Purchase Price payable by the RCR Exercising Party upon presentation and surrender by such holder of certificates representing the Exchangeable Shares held by such holder in accordance with the following provisions and such holder shall on and after the last Business Day prior to such Optional Redemption Date be considered and deemed for all purposes to be the holder of the shares of Battle Mountain Common Stock delivered to such holder. Upon surrender to the Transfer Agent of a certificate representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the OBCA and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of the RCR Exercising Party shall deliver to such holder, a certificate representing the shares of Battle Mountain Common Stock to which such holder is entitled and a cheque in payment of the remaining portion, if any, of the holder's proportionate part of the total Redemption Call Purchase Price. If neither Battle Mountain nor Battle Mountain Sub exercises the Redemption Call Right in the manner described above, on the Optional Redemption Date a holder of Exchangeable Shares shall be entitled to receive in exchange therefor the redemption price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 7.1 hereof.

                                   ARTICLE 8

                                 VOTING RIGHTS

     8.1 Except as required by applicable law and the provisions of Sections 9.1, 10.1 and 11.2, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting. The holders of the Exchangeable Shares shall, however, be entitled to notice of meetings of the shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale, lease or exchange of all or substantially all the property of the Corporation other than in the ordinary course of business of the Corporation.

                                   ARTICLE 9

                             AMENDMENT AND APPROVAL

     9.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

     9.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 50% of the outstanding Exchangeable Shares at that time are present or represented by proxy; provided that such approval must be given also by the affirmative vote of holders of more than two-thirds of the Exchangeable Shares represented in person or by proxy at the meeting excluding Exchangeable Shares beneficially owned by Battle Mountain or any of its Subsidiaries. If at any such meeting the holders of at least 50% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 10 days thereafter and to such time and place as may be designated by the chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

                                   ARTICLE 10

                            RECIPROCAL CHANGES, ETC.
                   IN RESPECT OF BATTLE MOUNTAIN COMMON STOCK

     10.1(1) Each holder of an Exchangeable Share acknowledges that the Voting, Support and Exchange Trust Agreement provides, in part, that Battle Mountain will not, except as provided in the Voting, Support and Exchange Trust Agreement, without the prior approval of the Corporation and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 9.2 hereof:

          (a) issue or distribute shares of Battle Mountain Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire Battle Mountain Common Stock) to the holders of all or substantially all of the then outstanding shares of Battle Mountain Common Stock by way of stock dividend or other distribution, other than an issue of shares of Battle Mountain Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire Battle Mountain Common Stock) to holders of shares of Battle Mountain Common Stock who exercise an option to receive dividends in shares of Battle Mountain Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of Battle Mountain Common Stock) in lieu of receiving cash dividends;

          (b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding shares of Battle Mountain Common Stock entitling them to subscribe for or to purchase shares of Battle Mountain Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire Battle Mountain Common Stock); or

          (c) issue or distribute to the holders of all or substantially all of the then outstanding shares of Battle Mountain Common Stock (i) shares or securities of Battle Mountain of any class other than Battle Mountain Common Stock (other than shares convertible into or exchangeable for or carrying rights to acquire shares of Battle Mountain Common Stock), (ii) rights, options or warrants other than those referred to in Section 10.1(1)(b) above, (iii) evidences of indebtedness of Battle Mountain or
     (iv) assets of Battle Mountain;

unless the economic equivalent on a per share basis of such rights, options, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Exchangeable Shares.

     (2) Each holder of an Exchangeable Share acknowledges that the Voting, Support and Exchange Trust Agreement further provides, in part, that Battle Mountain will not, except as provided in the Voting, Support and Exchange Trust Agreement, without the prior approval of the Corporation and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 9.2 of these share provisions:

          (a) subdivide, redivide or change the then outstanding shares of Battle Mountain Common Stock into a greater number of shares of Battle Mountain Common Stock; or

          (b) reduce, combine or consolidate or change the then outstanding shares of Battle Mountain Common Stock into a lesser number of shares of Battle Mountain Common Stock; or

          (c) reclassify or otherwise change the shares of Battle Mountain Common Stock or effect an amalgamation, merger, reorganization or other transaction affecting the Battle Mountain Common Stock;

unless the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the Exchangeable Shares.

     The Voting, Support and Exchange Trust Agreement further provides, in part, that the aforesaid provisions of the Voting, Support and Exchange Trust Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 9.2 hereof.

                                   ARTICLE 11

                  ACTIONS BY THE CORPORATION UNDER THE VOTING,
                      SUPPORT AND EXCHANGE TRUST AGREEMENT

     11.1 The Corporation shall take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by Battle Mountain with all provisions of the Voting, Support and Exchange Trust Agreement applicable to the Corporation and Battle Mountain, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

     11.2 The Corporation shall not agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Voting, Support and Exchange Trust Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 9.2 hereof other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

          (a) adding to the covenants of the other party or parties to such agreement for the protection of the Corporation or the holders of Exchangeable Shares;

          (b) making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares; or

          (c) making such changes in or corrections to such agreement which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.

                                   ARTICLE 12

                                     LEGEND

     12.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend, in form and on terms approved by the Board of Directors, with respect to the provisions of the Plan of Arrangement and the Voting, Support and Exchange Trust Agreement (including the provisions with respect to the call rights, voting rights and exchange rights thereunder).

                                   ARTICLE 13

                                    NOTICES

     13.1 Subject to applicable law, any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

     13.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

     13.3 Subject to applicable law, any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the securities register of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the fifth Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares, or any defect in such notice, shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto; and

          (10) to remove the other provisions in paragraph 10 of the articles of the Corporation.

                                   SCHEDULE A

                              NOTICE OF RETRACTION

To the Corporation, Battle Mountain and Battle Mountain Sub
     c/o The R-M Trust Company

     This notice is given pursuant to Article 6 of the provisions (the "Share Provisions") attaching to the share(s) represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

     The undersigned hereby notifies the Corporation that, subject to the Retraction Call Right referred to below, the undersigned desires to have the Corporation redeem on the Retraction Date (being the fifth Business Day after the date upon which this notice is received by the Corporation) in accordance with Article 6 of the Share Provisions:

     all share(s) represented by this certificate; or

     ________ share(s) only.

     The undersigned acknowledges the Retraction Call Right of Battle Mountain and, in certain circumstances, Battle Mountain Sub, to purchase all but not less than all the Retracted Shares from the undersigned and that this notice shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to Battle Mountain or Battle Mountain Sub, as the case may be, in accordance with the Retraction Call Right on the Retraction Date for the Retraction Price and on the other terms and conditions set out in Section 6.3 of the Share Provisions. If neither Battle Mountain nor Battle Mountain Sub determines to exercise its Retraction Call Right, the Corporation will notify the undersigned of such fact as soon as possible. This notice of retraction, and offer to sell the Retracted Shares to Battle Mountain or Battle Mountain Sub, may be revoked and withdrawn by the undersigned by notice in writing given to the Corporation at any time before the close of business on the Business Day immediately preceding the Retraction Date.

     The undersigned acknowledges that if, as a result of solvency requirements or other provisions of applicable law, the Corporation is unable to redeem all Retracted Shares an Insolvency Event (as defined in the Voting, Support and Exchange Trust Agreement) shall, to the extent it shall not theretofore have occurred, be deemed thereupon to have occurred, and the undersigned will be deemed to have exercised the Exchange Right (as defined in the Voting, Support and Exchange Trust Agreement) so as to require Battle Mountain to purchase the unredeemed Retracted Shares.

     The undersigned hereby represents and warrants to the Corporation, Battle Mountain and Battle Mountain Sub that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by the Corporation, Battle Mountain or Battle Mountain Sub, as the case may be, free and clear of all liens, claims and encumbrances.

- ------------------    ----------------------------------    ----------------------------------
      (Date)              (Signature of Shareholder)             (Guarantee of Signature)

     Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder at the principal transfer office of Transfer

     Agent in Toronto, failing which the securities and any cheque will be mailed to the last address of the shareholder as it appears on the register.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Transfer Agent and the Corporation may require, must be deposited with the Transfer Agent at its principal transfer office in Toronto. The securities and any cheque resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of the Corporation and the securities and cheque resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed, all exigible transfer taxes are paid and the signature of the registered holder is guaranteed by a Canadian chartered bank or trust company, member of a recognized stock exchange in Canada or a member of the Securities Transfer Association Medallion (STAMP) Program.

                                                                          Date
- -----------------------------------------------------------------------        -------------
Name of Person in Whose Name Securities and Cheque
Are To Be Registered, Issued or Delivered (please print)

- --------------------------------------------    --------------------------------------------
Street Address or P.O. Box                      Signature of Registered Holder
- --------------------------------------------    --------------------------------------------
City -- Province                                Signature Guaranteed by

NOTE: If the notice of retraction is for less than all of the share(s) represented by this certificate, a certificate representing the remaining shares of the Corporation will be issued and registered in the name of the shareholder as it appears on the register of the Corporation, unless the Share Transfer Power on the share certificate is duly completed in respect of such shares.

U.S. Residents/Citizens must provide their Taxpayer Identification Number here:
- ---------------------------

                                    ANNEX E

              FORM OF VOTING, SUPPORT AND EXCHANGE TRUST AGREEMENT

                  VOTING, SUPPORT AND EXCHANGE TRUST AGREEMENT

     AGREEMENT made as of the           day of             , 1996

BETWEEN:

     BATTLE MOUNTAIN GOLD COMPANY, a corporation existing under the laws of the State of Nevada (the "Parent"),

                                    - and -

     HEMLO GOLD MINES INC., a corporation existing under the laws of the Province of Ontario (the "Corporation"),

                                    - and -

     THE R-M TRUST COMPANY, a trust company existing under the laws of Canada (the "Trustee").

     WHEREAS, pursuant to a combination agreement dated as of March 11, 1996 between the Parent and the Corporation (such agreement as it may be amended or restated is hereinafter referred to as the "Combination Agreement"), the parties agreed that on the Effective Date (as defined in the Combination Agreement), the Parent, the Corporation and a Canadian trust company would execute and deliver a Voting, Support and Exchange Trust Agreement substantially in the form set forth in Exhibit 1.1(b)(i) to the Combination Agreement;

     AND WHEREAS, pursuant to an arrangement (the "Arrangement") effected by
articles of arrangement dated                , 1996 filed pursuant to the
Business Corporations Act (Ontario), each issued and outstanding Common Share of the Corporation (a "Corporation Common Share"), other than Corporation Common Shares held by Parent or by holders who duly exercised their rights of dissent, was exchanged for 1.48 issued and outstanding Exchangeable Shares of the Corporation (the "Exchangeable Shares");

     AND WHEREAS the Parent is to grant to and in favour of Non-Affiliated Holders (as hereinafter defined) from time to time of Exchangeable Shares the right, in the circumstances set forth herein, to require the Parent to purchase from each Non-Affiliated Holder all or any part of the Exchangeable Shares held by the Non-Affiliated Holder;

     AND WHEREAS the parties desire to make appropriate provision and to establish a procedure whereby voting rights in the Parent shall be exercisable by Non-Affiliated Holders from time to time of Exchangeable Shares by and through the Trustee, which will hold legal title to the Voting Share (as hereinafter defined) to which voting rights attach for the benefit of Non-Affiliated Holders and whereby the rights to require the Parent to purchase Exchangeable Shares from the Non-Affiliated Holders shall be exercisable by Non-Affiliated Holders from time to time of Exchangeable Shares by and through the Trustee, which will hold legal title to such rights for the benefit of Non-Affiliated Holders;

     AND WHEREAS the parties desire to make appropriate provision and to establish a procedure whereby the Parent will take certain actions and make certain payments and deliveries necessary to ensure that the Corporation and Battle Mountain Sub (as hereinafter defined) will be able to make certain payments and to deliver or cause to be delivered shares of Parent Common Stock (as hereinafter defined) in satisfaction of the obligations of the Corporation and/or Battle Mountain Sub under the Exchangeable Share Provisions (as hereinafter defined) and this trust agreement;

     AND WHEREAS these recitals and any statements of fact in this trust agreement are made by the Parent and the Corporation and not by the Trustee;

     NOW THEREFORE, in consideration of the respective covenants and agreements provided in this trust agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

                                   ARTICLE 1

                         DEFINITIONS AND INTERPRETATION

     1.1 Definitions. In this trust agreement, unless something in the subject matter or content is inconsistent therewith:

     "Applicable Laws" has the meaning set out in section 6.6 hereof.

     "Article 4 Subsidiary" means a Subsidiary of the Parent that, under Section
78.283 of the Nevada Revised Statutes or any successor provision thereto, is precluded from voting any shares of Parent Common Stock held by it.

     "Arrangement" has the meaning set out in the recitals hereto.

     "Automatic Exchange Rights" means the automatic exchange of shares of Parent Common Stock for Exchangeable Shares pursuant to Section 5.3 of the Exchangeable Share Provisions.

     "Battle Mountain Sub" means Battle Mountain Canada Holdco, Inc., an indirect wholly-owned Subsidiary of the Parent existing under the laws of the State of Nevada, none of the stock of which is directly owned by the Parent.

     "Board of Directors" means the board of directors of the Corporation.

     "Business Day" means a day other than a Saturday, a Sunday or a day when banks are not open for business in either or both of Houston, Texas and Toronto, Ontario.

     Canada Holdco" means a single wholly-owned subsidiary (within the meaning of the OBCA) of Battle Mountain incorporated under the federal laws of Canada or a province thereof.

     "Canadian Dollar Equivalent" means in respect of an amount expressed in a foreign currency (the "Foreign Currency Amount") at any date the product obtained by multiplying (a) the Foreign Currency Amount by (b) the official noon spot exchange rate on such date for such foreign currency as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such exchange rate on such date for such foreign currency as may be deemed by the Board of Directors to be appropriate for such purpose.

     "Code" means the United States Internal Revenue Code of 1986, as amended.

     "Combination Agreement" has the meaning set out in the recitals hereto.

     "Corporation Common Shares" has the meaning set out in the recitals hereto.

     "Current Market Price" means, in respect of a share of Parent Common Stock on any date, the Canadian Dollar Equivalent of the average closing sales price of shares of Parent Common Stock during a period of 20 consecutive trading days ending not more than five trading days before such date on the New York Stock Exchange or, if the shares of Parent Common Stock are not then listed on the New York Stock Exchange, on such other stock exchange or automated quotation system on which the shares of Parent Common Stock are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Parent Common Stock during such period is inadequate to create a market that reflects the fair market value of the Parent Common Stock, then the Current Market Price of a share of the Parent Common Stock shall be determined by the Board of Directors based upon the advice of such qualified independent financial advisors as the Board of Directors may deem to be appropriate, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.

     "Dividend Amount" has the meaning set out in Section 1.1 of the Exchangeable Share Provisions.

     "Effective Date" has the meaning set out in section 1.1 of the Plan of Arrangement.

     "Exchange Right" has the meaning set out in section 5.1 hereof.

     "Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares.

     "Exchangeable Shares" has the meaning set out in the recitals hereto.

     "Initial 5% Holder" has the meaning set out in Section 4.19 of the Combination Agreement.

     "Insolvency Event" means the institution by the Corporation of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound up, or the consent of the Corporation to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding up under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by the Corporation to contest in good faith any such proceedings commenced in respect of the Corporation within 15 days of becoming aware thereof, or the consent by the Corporation to the filing of any such petition or to the appointment of a receiver, or the making by the Corporation of a general assignment for the benefit of creditors, or the admission in writing by the Corporation of its inability to pay its debts generally as they become due, or the Corporation not being permitted, pursuant to solvency requirements or other provisions of applicable law, to redeem any Retracted Shares pursuant to Section 6.1 of the Exchangeable Share Provisions.

     "Liquidation Amount" has the meaning set out in Section 5.1(1) of the Exchangeable Share Provisions.

     "Liquidation Call Right" has the meaning set out in Section 5.2(1) of the Exchangeable Share Provisions.

     "List" has the meaning set out in section 4.6 hereof.

     "Minimum Number" has the meaning set out in Section 4.19 of the Combination Agreement.

     "Minimum Ownership Requirement" means that at least one Initial 5% Holder continues to own a number of the Exchangeable Shares which such Initial 5% Holder acquired in the Arrangement which exceeds the Minimum Number of Exchangeable Shares issued by the Corporation in the Arrangement. For this purpose (1) ownership shall mean beneficial ownership within the contemplation of section 897 of the Code, (2) the constructive ownership rules of section 897(c)(6)(C) of the Code shall apply, except that an Initial 5% Holder shall not be deemed to own Exchangeable Shares by virtue of owning Parent Common Stock, and (3) the determination whether the Minimum Ownership Requirement is satisfied shall be made on the basis of information which each Initial 5% Holder provides in accordance with Section 8 of the Tax Cooperation Agreement applicable to such Initial 5% Holder or on such assumption as the Parent is entitled to make thereunder.

     "Non-Affiliated Holder Votes" has the meaning set out in section 4.2 hereof.

     "Non-Affiliated Holders", when used in Article 3 or Article 4 or otherwise with respect to the right to vote or direct the votes to be cast by the holder of the Voting Shares, means the registered holders of Exchangeable Shares other than the Parent and its Article 4 Subsidiaries and, for all other purposes, means the registered holders of Exchangeable Shares other than the Parent and its Subsidiaries.

     "Offer" has the meaning set out in section 6.8 hereof.

     "Officer's Certificate" means, with respect to the Parent or the Corporation, as the case may be, a certificate signed by any one of the Chairman of the Board, the Vice-Chairman of the Board, the President, any Vice-President or any other senior officer of the Parent or the Corporation, as the case may be.

     "Parent Board of Directors" means the board of directors of the Parent.

     "Parent Common Stock" means the shares of Common Stock of the Parent, par value US$0.10 per share, having voting rights of one vote per share, and any other securities into which such shares may be changed or for which such shares may be exchanged (whether or not the Parent shall be the issuer of such other securities) or any other consideration which may be received by the holders of such shares, pursuant to a recapitalization, reconstruction, reorganization or reclassification of, or amalgamation, merger, liquidation or similar transaction, affecting such shares.

     "Parent Consent" has the meaning set out in section 4.2 hereof.

     "Parent Meeting" has the meaning set out in section 4.2 hereof.

     "Parent Successor" has the meaning set out in section 11.1 hereof.

     "Plan of Arrangement" means the plan of arrangement of the Corporation providing for the Arrangement.

     "Redemption Call Right" has the meaning set out in Section 7.2(1) of the Exchangeable Share Provisions.

     "Redemption Price" has the meaning set out in Section 7.1(1) of the Exchangeable Share Provisions.

     "Retracted Shares" has the meaning set out in section 5.7 hereof.

     "Retraction Call Right" has the meaning set out in Section 6.2(1) of the Exchangeable Share Provisions.

     "Retraction Price" has the meaning set out in Section 6.1(1) of the Exchangeable Share Provisions.

     "Subsidiary" of the Parent means any corporation more than 50% of the outstanding stock of which, by vote or value, is owned, directly or indirectly, by the Parent, by one or more other Subsidiaries of the Parent or by the Parent and one or more other Subsidiaries of the Parent.

     "Tax Cooperation Agreement" means any agreement executed in accordance with
Section 4.19 of the Combination Agreement.

     "Transfer Agent" has the meaning set out in Section 1.1 of the Exchangeable Share Provisions.

     "Trust" means the trust created by this trust agreement.

     "Trust Estate" means the Voting Share, any other securities, the Exchange Right and any money or other rights or assets that may be held by the Trustee from time to time pursuant to this trust agreement.

     "Trustee" means The R-M Trust Company and, subject to the provisions of
Article 10 hereof, includes any successor trustee or permitted assigns.

     "Voting Rights" means the voting rights attached to the Voting Share.

     "Voting Share" means the one share of Special Voting Stock of the Parent, par value US$0.10, issued by the Parent to and deposited with the Trustee, which entitles the holder of record to a number of votes at meetings of holders of Parent Common Stock equal to the number of Exchangeable Shares outstanding from time to time that are held by Non-Affiliated Holders.

     1.2 Interpretation Not Affected by Headings, etc. The division of this trust agreement into articles and sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this trust agreement. Unless otherwise indicated, any reference in this trust agreement to an article or section refers to the specified article or section of this trust agreement.

     1.3 Number, Gender and Persons. In this trust agreement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, partnerships, companies, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind.

     1.4 Date for Any Action. If any date on which any action is required to be taken under this trust agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

     1.5 Payments. All payments to be made hereunder will be made without interest and less any tax required by law to be deducted and withheld.

                                   ARTICLE 2

                                     TRUST

     2.1 Establishment of Trust. One of the purposes of this trust agreement is to create the Trust for the benefit of the Non-Affiliated Holders, as herein provided. The Trustee will hold the Voting Share in order to enable the Trustee to exercise the Voting Rights and will hold the Exchange Right in order to enable the Trustee to exercise such right and will hold the other rights granted in or resulting from the Trustee being a party to this trust agreement in order to enable the Trustee to exercise or enforce such rights, in each case as trustee for and on behalf of the Non-Affiliated Holders as provided in this trust agreement.

                                   ARTICLE 3

                                  VOTING SHARE

     3.1 Issue and Ownership of the Voting Share. Simultaneously with the execution and delivery of this trust agreement, the Parent will issue to and deposit with the Trustee the Voting Share to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Non-Affiliated Holders, in accordance with the provisions of this trust agreement. The Parent hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Non-Affiliated Holders of good and valuable consideration (and the adequacy thereof) for the issuance of the Voting Share by the Parent to the Trustee. During the term of the Trust and subject to the terms and conditions of this trust agreement, the Trustee shall possess and be vested with full legal ownership of the Voting Share and shall be entitled to exercise all of the rights and powers of an owner with respect to the Voting Share, provided that the Trustee shall:

          (a) hold the Voting Share and the legal title thereto as trustee solely for the use and benefit of the Non-Affiliated Holders in accordance with the provisions of this trust agreement; and

          (b) except as specifically authorized by this trust agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Voting Share and the Voting Share shall not be used or disposed of by the Trustee for any purpose other than the purposes for which the Trust is created pursuant to this trust agreement.

     3.2 Legended Share Certificates. The Corporation will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Non-Affiliated Holders of their right to instruct the Trustee with respect to the exercise of the Voting Rights with respect to the Exchangeable Shares held by a Non-Affiliated Holder.

     3.3 Safekeeping of Certificate. The certificate representing the Voting Share shall at all times be held in safe keeping by the Trustee or its agent.

                                   ARTICLE 4

                           EXERCISE OF VOTING RIGHTS

     4.1 Voting Rights. The Trustee, as the holder of record of the Voting Share, shall be entitled to all of the Voting Rights, including the right to consent to or to vote in person or by proxy the Voting Share, on any matter, question or proposition whatsoever that may come before the stockholders of the Parent at a Parent Meeting or in connection with a Parent Consent. The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to section 7.15 hereof, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Non-Affiliated Holders entitled to instruct the Trustee as to the voting thereof at the time at which the Parent Consent is sought or the Parent Meeting is held. To the extent that no instructions are received from a Non-Affiliated Holder with respect to the Voting

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

Rights to which such Non-Affiliated Holder is entitled, the Trustee shall not exercise or permit the exercise of the Voting Rights relating to such Non-Affiliated Holder's Exchangeable Shares.

     4.2 Number of Votes. With respect to all meetings of stockholders of the Parent at which holders of shares of Parent Common Stock are entitled to vote (a "Parent Meeting") and with respect to all written consents sought from the holders of shares of Parent Common Stock (a "Parent Consent"), each Non-Affiliated Holder shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, one vote for each Exchangeable Share owned of record by such Non-Affiliated Holder on the record date established by the Parent or by applicable law for such Parent Meeting or Parent Consent, as the case may be (the "Non-Affiliated Holder Votes") in respect of each matter, question or proposition to be voted on at such Parent Meeting or to be consented to in connection with such Parent Consent.

     4.3 Mailings to Shareholders. With respect to each Parent Meeting and Parent Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner that the Parent utilizes in communications to holders of Parent Common Stock, subject to the Trustee being advised in writing of such method and its ability to provide this method of communication) to each of the Non-Affiliated Holders named in the List on the same day as the initial mailing or notice (or other communication) with respect thereto is given by the Parent to its stockholders:

          (a) a copy of such notice, together with any proxy or information statement and related materials to be provided to stockholders of the Parent;

          (b) a statement that such Non-Affiliated Holder is entitled, subject to the provisions of section 4.7 hereof, to instruct the Trustee as to the exercise of the Non-Affiliated Holder Votes with respect to such Parent Meeting or Parent Consent, as the case may be, or, pursuant and subject to section 4.7 hereof, to attend such Parent Meeting and to exercise personally the Non-Affiliated Holder Votes thereat;

          (c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

             (i) a proxy to such Non-Affiliated Holder or its designee to exercise personally such holder's Non-Affiliated Holder Votes; or

             (ii) a proxy to a designated agent or other representative of the management of the Parent to exercise such Non-Affiliated Holder Votes;

          (d) a statement that if no such instructions are received from the Non-Affiliated Holder, the Non-Affiliated Holder Votes to which such Non-Affiliated Holder is entitled will not be exercised;

          (e) a form of direction whereby the Non-Affiliated Holder may so direct and instruct the Trustee as contemplated herein; and

          (f) a statement of (i) the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Parent Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and (ii) the method for revoking or amending such instructions.

     The materials referred to above are to be provided by the Parent to the Trustee, but shall be subject to review and comment by the Trustee. For the purpose of determining Non-Affiliated Holder Votes to which a Non-Affiliated Holder is entitled in respect of any such Parent Meeting or Parent Consent, the number of Exchangeable Shares owned of record by the Non-Affiliated Holder shall be determined at the close of business on the record date established by the Parent or by applicable law for purposes of determining stockholders entitled to vote at such Parent Meeting or to give written consent in connection with such Parent Consent. The Parent will notify the Trustee in writing of any decision of the board of directors of the Parent with respect to the calling of any such Parent Meeting or the seeking of any such Parent Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this section 4.3.

     4.4 Copies of Stockholder Information. The Parent will deliver to the Trustee copies of all proxy materials (including notices of Parent Meetings but excluding proxies to vote shares of Parent Common Stock), information statements, reports (including without limitation all interim and annual financial statements) and other written communications that are to be distributed from time to time to holders of Parent Common Stock in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Non-Affiliated Holder at the same time as such materials are first sent to holders of Parent Common Stock. The Trustee will mail or otherwise send to each Non-Affiliated Holder, at the expense of Parent, copies of all such materials (and all materials specifically directed to the Non-Affiliated Holders or to the Trustee for the benefit of the Non-Affiliated Holders by the Parent) received by the Trustee from the Parent at the same time as such materials are first sent to holders of Parent Common Stock. The Trustee will make copies of all such materials available for inspection by any Non-Affiliated Holder at the Trustee's principal office in the cities of Montreal, Toronto and Vancouver.

     4.5 Other Materials. Immediately after receipt by the Parent or any stockholder of the Parent of any material sent or given generally to the holders of Parent Common Stock by or on behalf of a third party, including without limitation dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), the Parent shall use reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Non-Affiliated Holders by such third party) to each Non-Affiliated Holder as soon as practicable thereafter. As soon as practicable after receipt thereof, the Trustee will mail or otherwise send to each Non-Affiliated Holder, at the expense of the Parent, copies of all such materials received by the Trustee from the Parent. The Trustee will also make copies of all such materials available for inspection by any Non-Affiliated Holder at the Trustee's principal office in the cities of Montreal, Toronto and Vancouver.

     4.6 List of Persons Entitled to Vote. The Corporation shall, (a) prior to each annual, general and special Parent Meeting or the seeking of any Parent Consent and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "List") of the names and addresses of the Non-Affiliated Holders arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Non-Affiliated Holder, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Parent Meeting or a Parent Consent, at the close of business on the record date established by the Parent or pursuant to applicable law for determining the holders of Parent Common Stock entitled to receive notice of and/or to vote at such Parent Meeting or to give consent in connection with such Parent Consent. Each such List shall be delivered to the Trustee promptly after receipt by the Corporation of such request or the record date for such meeting or seeking of consent, as the case may be, and, in any event, within sufficient time as to enable the Trustee to perform its obligations under this trust agreement. The Parent agrees to give the Corporation written notice (with a copy to the Trustee) of the calling of any Parent Meeting or the seeking of any Parent Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable the Corporation to perform its obligations under this section 4.6.

     4.7 Entitlement to Direct Votes. Any Non-Affiliated Holder named in a List prepared in connection with any Parent Meeting or any Parent Consent will be entitled (a) to instruct the Trustee in the manner described in section 4.3 hereof with respect to the exercise of the Non-Affiliated Holder Votes to which such Non-Affiliated Holder is entitled or (b) to attend such meeting and personally to exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Non-Affiliated Holder Votes to which such Non-Affiliated Holder is entitled except, in each case, to the extent that such Non-Affiliated Holder has transferred the ownership of any Exchangeable Shares in respect of which such Non-Affiliated Holder is entitled to Non-Affiliated Holder Votes after the close of business on the record date for such meeting or seeking of consent.

     4.8  Voting by Trustee, and Attendance of Trustee Representative, at
Meeting.

     (1) In connection with each Parent Meeting and Parent Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Non-Affiliated Holder pursuant to section 4.3 hereof, the Non-Affiliated Holder Votes as to which such Non-Affiliated Holder is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Non-Affiliated Holder prior to the time and date fixed by it for receipt of such instructions in the notice given by the Trustee to the Non-Affiliated Holder pursuant to section 4.3 hereof.

     (2) The Trustee shall cause such representatives as are empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights enabling a Non-Affiliated Holder to attend each Parent Meeting. Upon submission by a Non-Affiliated Holder (or its designee) of identification satisfactory to the Trustee's representatives, and at the Non-Affiliated Holder's request, such representatives shall sign and deliver to such Non-Affiliated Holder (or its designee) a proxy to exercise personally the Non-Affiliated Holder Votes as to which such Non-Affiliated Holder is otherwise entitled hereunder to direct the vote, if such Non-Affiliated Holder either (i) has not previously given the Trustee instructions pursuant to section 4.3 hereof in respect of such meeting, or (ii) submits to the Trustee's representatives written revocation of any such previous instructions. At such meeting, the Non-Affiliated Holder exercising such Non-Affiliated Holder Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question or proposition, to vote by way of ballot at the meeting in respect of any matter, question or proposition and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

     4.9 Distribution of Written Materials. Any written materials to be distributed by the Trustee to the Non-Affiliated Holders pursuant to this trust agreement shall be delivered or sent by mail (or otherwise communicated in the same manner as the Parent utilizes in communications to holders of Parent Common Stock, subject to the Trustee being advised in writing of such method of communication and its ability to provide same) to each Non-Affiliated Holder at its address as shown on the books of the Corporation. The Corporation shall provide or cause to be provided to the Trustee for this purpose, on a timely basis and without charge or other expense:

          (a) current lists of the Non-Affiliated Holders; and

          (b) upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this trust agreement.

     The materials referred to above are to be provided by the Parent to the Trustee, but shall be subject to review and comment by the Trustee.

     4.10 Termination of Voting Rights. All the rights of a Non-Affiliated Holder with respect to the Non-Affiliated Holder Votes exercisable in respect of the Exchangeable Shares held by such Non-Affiliated Holder, including the right to instruct the Trustee as to the voting of or to vote personally such Non-Affiliated Holder Votes, shall be deemed to be surrendered by the Non-Affiliated Holder to the Parent and such Non-Affiliated Holder Votes and the Voting Rights represented thereby shall cease immediately upon the delivery by such Non-Affiliated Holder to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Non-Affiliated Holder of the Exchange Right or the occurrence of the automatic exchange of Exchangeable Shares for shares of Parent Common Stock, as specified in Article 5 hereof, or upon the redemption of Exchangeable Shares pursuant to Article 6 or
Article 7 of the Exchangeable Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of the Corporation pursuant to
Article 5 of the Exchangeable Share Provisions, or upon the purchase of Exchangeable Shares from the holder thereof by the Parent or Battle Mountain Sub pursuant to the exercise by the Parent or Battle Mountain Sub of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right (unless in any case the Corporation, the Parent or Battle Mountain Sub shall not have delivered the requisite shares of Parent Common Stock and cheque, if any, deliverable in exchange therefor to the Transfer Agent or the Trustee for delivery to the Non-Affiliated Holders).

                                   ARTICLE 5

                       EXCHANGE RIGHT AND PARENT SUPPORT

     5.1 Grant and Ownership of the Exchange Right. The Parent hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Non-Affiliated Holders the right (the "Exchange Right"), upon the occurrence and during the continuance of an Insolvency Event, to require the Parent to purchase from each or any Non-Affiliated Holder all or any part of the Exchangeable Shares held by the Non-Affiliated Holder, all in accordance with the provisions of this trust agreement. The Parent hereby acknowledges receipt from the Trustee, as trustee for and on behalf of the Non-Affiliated Holders, of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right by the Parent to the Trustee. During the term of the Trust and subject to the terms and conditions of this trust agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Right and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Right, provided that the Trustee shall:

          (a) hold the Exchange Right and the legal title thereto as trustee solely for the use and benefit of the Non-Affiliated Holders in accordance with the provisions of this trust agreement; and

          (b) except as specifically authorized by this trust agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Right, and the Trustee shall not exercise such right for any purpose other than the purposes for which this Trust is created pursuant to this trust agreement.

     5.2 Legended Share Certificates. The Corporation will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Non-Affiliated Holders of their right to instruct the Trustee with respect to the exercise of the Exchange Right in respect of the Exchangeable Shares held by a Non-Affiliated Holder.

     5.3 General Exercise of Exchange Right. The Exchange Right shall be and remain vested in and exercisable by the Trustee. Subject to section 7.15 hereof, the Trustee shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 5 from Non-Affiliated Holders entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Non-Affiliated Holder with respect to the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Right.

     5.4 Purchase Price. The purchase price payable by the Parent for each Exchangeable Share to be purchased by the Parent under the Exchange Right shall be an amount per share equal to (a) the Current Market Price of a share of Parent Common Stock on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right, which shall be satisfied in full by causing to be delivered to such holder one share of Parent Common Stock, plus (b) the Dividend Amount, if any. The purchase price for each such Exchangeable Share so purchased may be satisfied only by the Parent delivering or causing to be delivered to the Trustee, on behalf of the relevant Non-Affiliated Holder, one share of Parent Common Stock and a cheque for the balance, if any, of the purchase price.

     5.5 Exercise Instructions. Subject to the terms and conditions herein set forth, a Non-Affiliated Holder shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Shares registered in the name of such Non-Affiliated Holder on the books of the Corporation. To cause the exercise of the Exchange Right by the Trustee, the Non-Affiliated Holder shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Toronto, Ontario or at such other places in Canada as the Trustee may from time to time designate by written notice to the Non-Affiliated Holders, the certificates representing the Exchangeable Shares which such Non-Affiliated Holder desires the Parent to purchase, duly endorsed in blank, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Business Corporations Act (Ontario) and such additional documents and instruments as the Trustee or the Corporation may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Share certificates, stating (i) that the Non-Affiliated Holder thereby instructs the Trustee to exercise the Exchange Right so as to require the Parent to purchase from the Non-Affiliated Holder the number of Exchangeable Shares specified therein, (ii) that such Non-Affiliated Holder has good title to and owns all such Exchangeable Shares to be acquired by the Parent free and clear of all liens, claims and encumbrances, (iii) the names in which the certificates representing Parent Common Stock issuable in connection with the exercise of the Exchange Right are to be issued and (iv) the names and addresses of the persons to whom such new certificates should be delivered and (b) payment (or evidence satisfactory to the Trustee, the Corporation and the Parent of payment) of the taxes (if any) payable as contemplated by section 5.8 of this trust agreement. If only a portion of the Exchangeable Shares represented by any certificate delivered to the Trustee are to be purchased by the Parent under the Exchange Right, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

     5.6 Delivery of Parent Common Stock; Effect of Exercise. Promptly after receipt of the certificates representing the Exchangeable Shares that a Non-Affiliated Holder desires the Parent to purchase under the Exchange Right (together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Right and payment of taxes payable as contemplated by section 5.8, if any, or evidence thereof), duly endorsed for transfer to the Parent, the Trustee shall notify the Parent and the Corporation of its receipt of the same, which notice to the Parent and the Corporation shall constitute exercise of the Exchange Right by the Trustee on behalf of the holder of such Exchangeable Shares, and the Parent shall immediately thereafter deliver or cause to be delivered to the Trustee, for delivery to the Non-Affiliated Holder of such Exchangeable Shares (or to such other persons, if any, properly designated by such Non-Affiliated Holder), a certificate for the number of shares of Parent Common Stock deliverable in connection with such exercise of the Exchange Right (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance, security interest or adverse claim) and a cheque for the balance, if any, of the purchase price therefor; provided, however, that no such delivery shall be made unless and until the Non-Affiliated Holder requesting the same shall have paid (or provided evidence satisfactory to the Trustee, the Corporation and the Parent of the payment of) the taxes (if any) payable as contemplated by section
5.8 of this trust agreement. Immediately upon the giving of notice by the Trustee to the Parent and the Corporation of the exercise of the Exchange Right, as provided in this section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred, and the Non-Affiliated Holder of such Exchangeable Shares shall be deemed to have transferred to the Parent all of its right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total purchase price therefor, unless the requisite number of shares of Parent Common Stock (together with a cheque for the balance, if any, of the total purchase price therefor) is not delivered by the Parent to the Trustee, for delivery to such Non-Affiliated Holder (or to such other persons, if any, properly designated by such Non-Affiliated Holder), within five Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Non-Affiliated Holder shall remain unaffected until such shares of Parent Common Stock are so delivered by the Parent and any such cheque is so delivered and paid. Concurrently with the closing of the transaction of purchase and sale contemplated by the Exchange Right, such Non-Affiliated Holder shall be considered and deemed for all purposes to be the holder of the shares of Parent Common Stock delivered to it pursuant to the Exchange Right.

     5.7 Exercise of Exchange Right Subsequent to Retraction. In the event that a Non-Affiliated Holder has exercised its right under Article 6 of the Exchangeable Share Provisions to require the Corporation to redeem any or all of the Exchangeable Shares held by the Non-Affiliated Holder (the "Retracted Shares") and is notified by the Corporation pursuant to Section 6.1(4) of the Exchangeable Share Provisions that the Corporation will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, subject to receipt by the Trustee of written notice to that effect from the Corporation and provided that neither the Parent nor Battle Mountain Sub shall have exercised its Retraction Call Right with respect to the Retracted Shares and that the Non-Affiliated Holder shall not have revoked the retraction request delivered by the Non-Affiliated Holder to the Corporation pursuant to
Section 6.1 of the Exchangeable Share Provisions, the retraction request will constitute and will be deemed to constitute notice from the Non-Affiliated Holder to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Shares that the Corporation is unable to redeem. In any such event, the Corporation hereby agrees with the Trustee and in favour of the Non-Affiliated Holder immediately to notify the Trustee of such

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prohibition against the Corporation redeeming all of the Retracted Shares and immediately to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Non-Affiliated Holder to the Corporation or to the Transfer Agent (including without limitation a copy of the retraction request delivered pursuant to Section 6.1(1) of the Exchangeable Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Right with respect to the Retracted Shares that the Corporation is not permitted to redeem and will require the Parent to purchase such shares in accordance with the provisions of this Article 5.

     5.8 Stamp or Other Transfer Taxes. Upon any sale of Exchangeable Shares to the Parent pursuant to the Exchange Right, the share certificate or certificates representing the Parent Common Stock to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Non-Affiliated Holder of the Exchangeable Shares so sold or in such names as such Non-Affiliated Holder may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold, provided, however, that such Non-Affiliated Holder (a) shall pay (and neither the Parent, the Corporation nor the Trustee shall be required to pay) any documentary, stamp, transfer or other similar taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Non-Affiliated Holder or (b) shall have established to the satisfaction of the Trustee, the Parent and the Corporation that such taxes, if any, have been paid.

     5.9 Notice of Insolvency Event. Immediately upon the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, the Corporation and the Parent shall give written notice thereof to the Trustee. As soon as practicable after receiving notice from the Corporation or the Parent or from any other person of the occurrence of an Insolvency Event, the Trustee will mail to each Non-Affiliated Holder, at the expense of the Parent, a notice of such Insolvency Event in the form provided by the Parent, which notice shall contain a brief statement of the right of the Non-Affiliated Holders with respect to the Exchange Right.

     5.10 Parent Support of Battle Mountain Sub. Notwithstanding any of the other provisions of this trust agreement, so long as any Exchangeable Shares are outstanding and the Minimum Ownership Requirement is satisfied, Battle Mountain Sub shall be an indirect wholly-owned subsidiary of the Parent, and Battle Mountain Sub, the Parent and Canada Holdco will collectively own all of the Hemlo Gold Common Shares outstanding, and the Parent will take all actions and do all such things as are necessary or desirable to enable and permit Battle Mountain Sub, in accordance with applicable law, to perform its obligations and exercise its rights with respect to the satisfaction of the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, including without limitation, all such actions and all such things as are necessary or desirable to enable and permit Battle Mountain Sub to cause to be delivered Parent Common Stock to the holders of Exchangeable Shares in accordance with the Plan of Arrangement including the Exchangeable Share Provisions. In furtherance of the foregoing obligations, upon notice of any event which requires Battle Mountain Sub to cause to be delivered shares of Parent Common Stock to any holder of Exchangeable Shares, the Parent shall, in any manner deemed appropriate by it, provide such shares or cause such shares to be provided to Battle Mountain Sub, which shall forthwith deliver the requisite shares of Parent Common Stock to or to the order of the former holder of the surrendered Exchangeable Shares. All such shares of Parent Common Stock shall be duly issued as fully paid, non-assessable, free of pre-emptive rights and shall be free and clear of any lien claim, encumbrance, security interest or adverse claim. As long as the Minimum Ownership Requirement is satisfied, without the prior approval of the Parent Board of Directors, (i) the Corporation shall not have, and the Parent shall not permit the Corporation to have, any class of shares outstanding other than the Common Shares and Exchangeable Shares, unless the Parent and Battle Mountain Sub shall collectively own directly at least 50.1% of the shares of each such class outstanding, and (ii) the Corporation shall not issue, purchase, redeem or otherwise acquire (other than in accordance with the terms of the Exchangeable Shares), and Parent, Battle Mountain Sub and Canada Holdco shall not transfer, sell or otherwise dispose of, any Exchangeable Shares, unless after any such actions, the Parent, Battle Mountain Sub, Canada Holdco and all Initial 5% Holders collectively own at least 50.1% of the outstanding Exchangeable Shares and (iii) the Parent shall cause Battle Mountain Sub not to distribute to its immediate parent corporation or to Parent any Exchangeable Shares received by it pursuant to its exercise of the

Liquidation Call Right, the Redemption Call Right or the Retraction Call Right. Solely for purposes of this section 5.10, the term "Battle Mountain Sub" shall include a wholly-owned Subsidiary of Battle Mountain Sub.

     5.11 Call Rights. The Liquidation Call Right, the Redemption Call Right, the Retraction Call Right and the Automatic Exchange Right are hereby agreed, acknowledged and confirmed, and it is agreed and acknowledged that such rights are granted in part in consideration of the obligations of the Parent under this trust agreement.

                                   ARTICLE 6

                   COVENANTS, REPRESENTATIONS AND WARRANTIES

     6.1 Covenants of Parent Regarding Exchangeable Shares. So long as any Exchangeable Shares are outstanding, the Parent will:

          (a) not declare or pay any dividend on the Parent Common Stock unless
     (i) the Corporation will have sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment in accordance with applicable law, of an equivalent dividend on the Exchangeable Shares and (ii) the Corporation shall simultaneously declare or pay, as the case may be, an equivalent dividend on the Exchangeable Shares;

          (b) advise the Corporation sufficiently in advance of the declaration by the Parent of any dividend on the Parent Common Stock and take all such other actions as are necessary, in cooperation with the Corporation, to ensure that the respective declaration date, record date and payment date for a dividend on the Exchangeable Shares shall be the same as the declaration date, record date and payment date for the corresponding dividend on the Parent Common Stock and that such dividend on the Exchangeable Shares shall correspond with any requirements of the stock exchange on which the Exchangeable Shares are listed;

          (c) ensure that the record date for determining shareholders entitled to receive any dividend declared on the Parent Common Stock is not less than 10 Business Days after the declaration date for such dividend or such shorter period within which applicable law may be complied with;

          (d) take all such actions and do all such things as are necessary or desirable to enable and permit the Corporation, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding up of the Corporation, including without limitation all such actions and all such things as are necessary or desirable to enable and permit the Corporation to cause to be delivered shares of Parent Common Stock to the holders of Exchangeable Shares in accordance with the provisions of Article 5 of the Exchangeable Share Provisions;

          (e) take all such actions and do all such things as are necessary or desirable to enable and permit the Corporation, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Retraction Price and the Redemption Price, including without limitation all such actions and all such things as are necessary or desirable to enable and permit the Corporation to cause to be delivered shares of Parent Common Stock to the holders of Exchangeable Shares, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 6 or Article 7 of the Exchangeable Share Provisions, as the case may be;

          (f) use its best efforts to enable the Corporation to maintain the listing of the Exchangeable Shares on The Toronto Stock Exchange or another stock exchange in Canada prescribed under the Income Tax Act (Canada); and

          (g) not exercise its vote as a shareholder to initiate the voluntary liquidation, dissolution or winding up of the Corporation nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding up of the Corporation.

     6.2 Segregation of Funds. The Parent will cause the Corporation to deposit a sufficient amount of funds in a separate account and segregate a sufficient amount of such other assets as is necessary to enable the Corporation to pay or otherwise satisfy the applicable dividends, Liquidation Amount, Retraction Price or Redemption Price, in each case for the benefit of Non-Affiliated Holders from time to time of the Exchangeable Shares, and to use such funds and other assets so segregated exclusively for the payment of dividends and the payment or other satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price, as applicable.

     6.3 Certain Representations. The Parent hereby represents, warrants and covenants that:

          (a) it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued capital stock such number of shares of Parent Common Stock (or other shares or securities into which the Parent Common Stock may be reclassified or changed as contemplated by section 6.7 hereof)
     (i) as is equal to the sum of (x) the number of Exchangeable Shares issued and outstanding from time to time and (y) the number of Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (ii) as are now and may hereafter be required to enable and permit each of the Corporation, the Parent and Battle Mountain Sub to meet its obligations hereunder, under the Exchangeable Share Provisions and under any other security or commitment pursuant to which the Corporation, the Parent or Battle Mountain Sub may now or hereafter be required to issue and/or deliver shares of Parent Common Stock; and

          (b) it is not as of the Effective Date, and has not been at any time within the last year prior to the Effective Date, a "United States real property holding corporation" within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended.

     6.4 Notification of Certain Events. In order to assist the Parent to comply with its obligations hereunder, the Corporation will give the Parent notice of each of the following events at the time set forth below:

          (a) in the event of any determination by the Board of Directors to institute voluntary liquidation, dissolution or winding-up proceedings with respect to the Corporation or to effect any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding up or other distribution;

          (b) immediately, upon the earlier of (i) receipt by the Corporation of notice of, and (ii) the Corporation otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Corporation or to effect any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs;

          (c) immediately, upon receipt by the Corporation of a Retraction Request (as defined in the Exchangeable Share Provisions);

          (d) at least 130 days prior to any Optional Redemption Date determined by the Board of Directors in accordance with the Exchangeable Share Provisions; and

          (e) as soon as practicable upon the issuance by the Corporation of any Exchangeable Shares or rights to acquire Exchangeable Shares.

     6.5 Delivery of Shares of Parent Common Stock. Upon notice of any event that requires the Corporation to cause to be delivered shares of Parent Common Stock to any holder of Exchangeable Shares, the Parent shall, in any manner deemed appropriate by it, provide such shares or cause such shares to be provided to the Corporation, which shall forthwith deliver the requisite shares of Parent Common Stock to or to the order of the former holder of the surrendered Exchangeable Shares, as the Corporation shall direct. All such shares of Parent Common Stock shall be duly issued as fully paid, non-assessable, free of pre-emptive rights and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim.

     6.6 Qualification of Shares of Parent Common Stock. The Parent covenants that if any shares of Parent Common Stock (or other shares or securities into which the Parent Common Stock may be reclassified or changed as contemplated by section 6.7 hereof) to be issued and delivered hereunder, including for greater certainty, pursuant to the Plan of Arrangement, the Exchangeable Share Provisions or the Exchange Right, require registration or qualification with or approval of or the filing of any document including any prospectus or similar document or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial or state law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other legal requirement (collectively, the "Applicable Laws") before such shares (or other shares or securities into which the Parent Common Stock may be reclassified or changed as contemplated by section 6.7 hereof) may be issued and delivered by the Parent to the initial holder thereof or in order that such shares may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a "control person" of the Parent for purposes of Canadian federal or provincial securities law or an "affiliate" of the Parent or, prior to the Effective Date, of the Corporation for purposes of United States federal or state securities law), the Parent will in good faith expeditiously take all such actions and do all such things as are necessary to cause such shares of Parent Common Stock (or other shares or securities into which the Parent Common Stock may be reclassified or changed as contemplated by section 6.7 hereof) to be and remain duly registered, qualified or approved. The Parent represents and warrants that it has in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the shares of Parent Common Stock (or other shares or securities into which the Parent Common Stock may be reclassified or changed as contemplated by section 6.7 hereof) to be issued and delivered hereunder, including for greater certainty, pursuant to the Plan of Arrangement, the Exchangeable Share Provisions or the Exchange Right, to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a "control person" of the Parent for the purposes of Canadian federal and provincial securities law or an "affiliate" of the Parent or, prior to the Effective Date, of the Corporation for the purposes of United States federal or state securities law). The Parent will in good faith expeditiously take all such actions and do all such things as are necessary to cause all shares of Parent Common Stock (or other shares or securities into which the Parent Common Stock may be reclassified or changed as contemplated by section 6.7 hereof) to be delivered hereunder, including for greater certainty, pursuant to the Plan of Arrangement, the Exchangeable Share Provisions or the Exchange Right, to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which such shares are listed, quoted or posted for trading at such time. The Parent will in good faith expeditiously take all such action and do all such things as are necessary to cause all Exchangeable Shares to be listed and posted for trading on a stock exchange in Canada prescribed under the Income Tax Act (Canada).

     6.7  Economic Equivalence.

     (1) The Parent will not without the prior approval of the Corporation and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 9.2 of the Exchangeable Share Provisions:

          (a) issue or distribute shares of Parent Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of Parent Common Stock) to the holders of all or substantially all of the then outstanding Parent Common Stock by way of stock dividend or other distribution, other than an issue of shares of Parent Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of Parent Common Stock) to holders of shares of Parent Common Stock who exercise an option to receive dividends in Parent Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of Parent Common Stock) in lieu of receiving cash dividends;

          (b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding shares of Parent Common Stock entitling them to subscribe for or to purchase shares of Parent Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of Parent Common Stock); or

          (c) issue or distribute to the holders of all or substantially all of the then outstanding shares of Parent Common Stock (i) shares or securities of the Parent of any class other than Parent Common Stock (other than shares convertible into or exchangeable for or carrying rights to acquire shares of Parent Common Stock), (ii) rights, options or warrants other than those referred to in section 6.7(1)(b) above, (iii) evidences of indebtedness of the Parent or (iv) assets of the Parent;

     unless (x) the Corporation is permitted under applicable law to issue or distribute the economic equivalent on a per share basis of such rights, options, securities, shares, evidences of indebtedness or other assets to holders of the Exchangeable Shares and (y) the Corporation shall issue or distribute such rights, options, securities, shares, evidences of indebtedness or other assets simultaneously to holders of the Exchangeable Shares.

     (2) The Parent will not without the prior approval of the Corporation and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 9.2 of the Exchangeable Share Provisions:

          (a) subdivide, redivide or change the then outstanding shares of Parent Common Stock into a greater number of shares of Parent Common Stock; or

          (b) reduce, combine or consolidate or change the then outstanding shares of Parent Common Stock into a lesser number of shares of Parent Common Stock; or

          (c) reclassify or otherwise change the shares of Parent Common Stock or effect an amalgamation, merger, reorganization or other transaction affecting the shares of Parent Common Stock;

unless (x) the Corporation is permitted under applicable law to simultaneously make the same or an economically equivalent change to, or in the rights of holders of, the Exchangeable Shares and (y) the same or an economically equivalent change is made to, or in the rights of the holders of, the Exchangeable Shares.

     (3) The Parent will ensure that the record date for any event referred to in section 6.7(1) or 6.7(2) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 20 Business Days after the date on which such event is declared or announced by the Parent (with simultaneous notice thereof to be given by the Parent to the Corporation).

     (4) The Board of Directors shall determine, in good faith and in its sole discretion (with the assistance of such reputable and qualified independent financial advisors and/or other experts as the board may require), economic equivalence for the purposes of any event referred to in section 6.7(1) or 6.7(2) and each such determination shall be conclusive and binding on the Parent. In making each such determination, the following factors shall, without excluding other factors determined by the board to be relevant, be considered by the Board of Directors:

          (a) in the case of any stock dividend or other distribution payable in shares of Parent Common Stock, the number of such shares issued in proportion to the number of shares of Parent Common Stock previously outstanding;

          (b) in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase shares of Parent Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of Parent Common Stock), the relationship between the exercise price of each such right, option or warrant and the current market value (as determined by the Board of Directors in the manner above contemplated) of a share of Parent Common Stock;

          (c) in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of the Parent of any class other than Parent Common Stock, any rights, options or warrants other than those referred to in section 6.7(4)(b) above, any evidences of indebtedness of the Parent or any assets of the Parent), the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding share of Parent Common Stock and the current market value (as determined by the Board of Directors in the manner above contemplated) of a share of Parent Common Stock;

          (d) in the case of any subdivision, redivision or change of the then outstanding shares of Parent Common Stock into a greater number of shares of Parent Common Stock or the reduction, combination or consolidation or change of the then outstanding shares of Parent Common Stock into a lesser number of shares of Parent Common Stock or any amalgamation, merger, reorganization or other transaction affecting the Parent Common Stock, the effect thereof upon the then outstanding shares of Parent Common Stock; and

          (e) in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to holders of shares of Parent Common Stock as a result of differences between taxation laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares).

     For purposes of the foregoing determinations, the current market value of any security listed and traded or quoted on a securities exchange shall be the weighted average of the daily trading prices of such security during a period of not less than 20 consecutive trading days ending not more than five trading days before the date of determination on the principal securities exchange on which such securities are listed and traded or quoted; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of such securities during such period does not create a market that reflects the fair market value of such securities, then the current market value thereof shall be determined by the Board of Directors, in good faith and in its sole discretion (with the assistance of such reputable and qualified independent financial advisors and/or other experts as the board may require), and provided further that any such determination by the Board of Directors shall be conclusive and binding on the Parent.

     6.8 Tender Offers, etc. In the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Parent Common Stock (each, an "Offer") is proposed by the Parent or is proposed to the Parent or its shareholders and is recommended by the board of directors of the Parent, or is otherwise effected or to be effected with the consent or approval of the board of directors of the Parent, the Parent will use reasonable efforts (to the extent, in the case of an Offer by a third party, within its control) expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Offer to the same extent and on an economically equivalent basis as the holders of shares of Parent Common Stock, without discrimination. Without limiting the generality of the foregoing, the Parent will use reasonable efforts expeditiously and in good faith to ensure that holders of Exchangeable Shares may participate in all such Offers without being required to retract Exchangeable Shares as against the Corporation (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Offer and only to the extent necessary to tender or deposit to the Offer).

     6.9 Ownership of Outstanding Shares. Without the prior approval of the Corporation and the prior approval of the Non-Affiliated Holders given in accordance with Section 9.2 of the Exchangeable Share Provisions and subject to the provisions of Section 5.10, the Parent covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Parent, Battle Mountain Sub or any of their Subsidiaries, the Parent will be and remain the direct or indirect beneficial owner of at least 50.1% of all issued and outstanding securities of the Corporation carrying or otherwise entitled to voting rights in any circumstances, other than the Exchangeable Shares.

     6.10 Parent Not to Vote Exchangeable Shares. The Parent covenants and agrees that it will appoint and cause to be appointed proxyholders with respect to all Exchangeable Shares held by the Parent and its Subsidiaries for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. The Parent further covenants and agrees that it will not, and will cause its Subsidiaries not to, exercise any voting rights that may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Exchangeable Share Provisions or pursuant to the provisions of the Business Corporations Act (Ontario) (or any successor or other corporate statute by which the Corporation may in the future be governed) with respect to any Exchangeable Shares held by it or by its direct or indirect Subsidiaries in respect of any matter considered at any meeting of holders of Exchangeable Shares.

     6.11 Due Performance. On and after the Effective Date of the Plan of Arrangement, the Parent shall, and shall cause Battle Mountain Sub to, duly and timely perform all of their obligations provided for in the Plan of Arrangement, including any obligations that may arise upon the exercise of rights by any holder of Exchangeable Shares, Battle Mountain or Battle Mountain Sub under the Exchangeable Share Provisions, and Parent shall be responsible for the due performance of all of Battle Mountain Sub's obligations hereunder and under the Plan of Arrangement including the Exchangeable Share Provisions.

     6.12 Issue of Additional Shares. During the term of this trust agreement, the Parent will not issue any shares of Parent Special Voting Stock in addition to the Voting Share.

                                   ARTICLE 7

                             CONCERNING THE TRUSTEE

     7.1 Powers and Duties of the Trustee. The rights, powers and authorities of the Trustee under this trust agreement, in its capacity as trustee of the trust, shall include:

          (a) receipt and deposit of the Voting Share from the Parent as trustee for and on behalf of the Non-Affiliated Holders in accordance with the provisions of this trust agreement;

          (b) granting proxies and distributing materials to Non-Affiliated Holders as provided in this trust agreement;

          (c) voting the Non-Affiliated Holder Votes in accordance with the provisions of this trust agreement;

          (d) receiving the grant of the Exchange Right and the Automatic Exchange Rights from the Parent as trustee for and on behalf of the Non-Affiliated Holders in accordance with the provisions of this trust agreement;

          (e) exercising the Exchange Right in accordance with the provisions of this trust agreement, and in connection therewith receiving from Non-Affiliated Holders Exchangeable Shares and other requisite documents and distributing to such Non-Affiliated Holders the shares of Parent Common Stock and cheques, if any, to which such Non-Affiliated Holders are entitled upon the exercise of the Exchange Right;

          (f) holding title to the Trust Estate;

          (g) investing any money forming, from time to time, a part of the Trust Estate as provided in this trust agreement;

          (h) taking action at the direction of a Non-Affiliated Holder to enforce the obligations of the Corporation and/or the Parent under this trust agreement and/or under the Plan of Arrangement, including the Exchangeable Share Provisions; and

          (i) taking such other actions and doing such other things as are specifically provided in this trust agreement.

In the exercise of such rights, powers and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers and authority not in conflict with any of the provisions of this trust agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers and authorities by the Trustee shall be final, conclusive and binding upon all persons. For greater certainty, the Trustee shall have only those duties as are set out specifically in this trust agreement. The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith with a view to the best interests of the Non-Affiliated Holders and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notice shall distinctly specify the default or breach desired to be brought to the attention of the Trustee and in the absence of such notice the Trustee may for all purposes of this trust agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

     7.2 No Conflict of Interest. The Trustee represents to the Corporation and the Parent that at the date of execution and delivery of this trust agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 10 hereof. If, notwithstanding the foregoing provisions of this section 7.2, the Trustee has such a material conflict of interest, the validity and enforceability of this trust agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this section 7.2, any interested party may apply to the Ontario Court of Justice (General Division) for an order that the Trustee be replaced as trustee hereunder.

     7.3 Dealings with Transfer Agents, Registrars, etc. The Corporation and the Parent irrevocably authorize the Trustee, from time to time, to:

          (a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and the Parent Common Stock; and

          (b) requisition, from time to time, from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this trust agreement. The Parent covenants that it will supply, and will cause Battle Mountain Sub to supply, the Trustee, or the Transfer Agent, as the case may be, in a timely manner with duly executed share certificates for the purpose of completing the exercise from time to time of all rights to acquire Parent Common Stock hereunder, under the Plan of Arrangement, under the Exchangeable Share Provisions and under any other security or commitment given to the Non-Affiliated Holders pursuant thereto, in each case pursuant to the provisions hereof, of the Plan of Arrangement or of the Exchangeable Share Provisions or otherwise.

     7.4 Books and Records. The Trustee shall keep available for inspection by the Parent and the Corporation, at the Trustee's principal office in Toronto, Ontario, correct and complete books and records of account relating to the Trustee's actions under this trust agreement, including without limitation all information relating to mailings and instructions to and from Non-Affiliated Holders and all transactions pursuant to the Voting Rights and the Exchange Right for the term of this Agreement. On or before November 30, 1996, and on or before November 30 in every year thereafter, so long as the Voting Share is on deposit with the Trustee, the Trustee shall transmit to the Parent and the Corporation a brief report, dated as of the preceding August 31, with respect to: (a) the property and funds comprising the Trust Estate as of that date; (b) the number of exercises of the Exchange Right, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Non-Affiliated Holders in consideration of the issue and delivery by the Parent of shares of Parent Common Stock in connection with the Exchange Right, during the calendar year ended on such date; and (c) all other actions taken by the Trustee in the performance of its duties under this trust agreement which it had not previously reported.

     7.5 Income Tax Returns and Reports. The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate United States and Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded and, in connection therewith, may obtain the advice and assistance of such experts as the Trustee may consider necessary or advisable. If requested by the Trustee, the Parent shall retain such experts as may be required for the purposes of providing such advice and assistance.

     7.6 Indemnification Prior to Certain Actions by Trustee. The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this trust agreement at the request, order or direction of any Non-Affiliated Holder upon such Non-Affiliated Holder furnishing to the Trustee reasonable funding, security and indemnity against the costs, expenses and liabilities that may be incurred by the Trustee therein or thereby, provided that no Non-Affiliated Holder shall be obligated to furnish to the Trustee any such funding, security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Voting Share pursuant to Article 4 hereof and with respect to the Exchange Right pursuant to Article 5 hereof, subject to the provisions of section 7.15 hereof. None of the provisions contained in this trust agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties or authorities unless funded, given funds, security and indemnified as aforesaid.

     7.7 Actions by Non-Affiliated Holders. No Non-Affiliated Holder shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this trust agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Non-Affiliated Holder has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security and indemnity referred to in section 7.6 hereof and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Non-Affiliated Holder shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Non-Affiliated Holders shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or under the Voting Rights or the Exchange Right except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Non-Affiliated Holders.

     7.8 Reliance upon Declarations. The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon lists, mailing labels, notices, statutory declarations, certificates, opinions, reports or other papers or documents furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder and such lists, mailing labels, notices, statutory declarations, certificates, opinions, reports or other papers or documents comply with the provisions of section 7.9 hereof, if applicable, and with any other applicable provisions of this trust agreement.

     7.9 Evidence and Authority to Trustee. The Corporation and/or the Parent shall furnish to the Trustee evidence of compliance with the conditions provided for in this trust agreement relating to any action or step required or permitted to be taken by the Corporation and/or the Parent or the Trustee under this trust agreement or as a result of any obligation imposed under this trust agreement, including, without limitation, in respect of the Voting Rights or the Exchange Right and the taking of any other action to be taken by the Trustee at the request of or on the application of the Corporation and/or the Parent forthwith if and when:

          (a) such evidence is required by any other section of this trust agreement to be furnished to the Trustee in accordance with the terms of this section 7.9; or

          (b) the Trustee, in the exercise of its rights, powers, duties and authorities under this trust agreement, gives the Corporation and/or the Parent written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of the Corporation and/or the Parent or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this trust agreement. Whenever such evidence relates to a matter other than the Voting Rights or the Exchange Right and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by such person, provided that if such report or opinion is furnished by a director, officer or employee of the Corporation and/or the Parent it shall be in the form of an Officer's Certificate or a statutory declaration. Each statutory declaration, certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this trust agreement shall include a statement by the person giving the evidence:

          (a) declaring that such person has read and understands the provisions of this trust agreement relating to the condition in question:

          (b) describing the nature and scope of the examination or investigation upon which such person based the statutory declaration, certificate, statement or opinion; and

          (c) declaring that such person has made such examination or investigation as such person believes is necessary to enable such person to make the statements or give the opinions contained or expressed therein.

     7.10  Experts, Advisers and Agents. The Trustee may:

          (a) in relation to these presents act and rely on the opinion or advice of or information obtained from or prepared by any solicitor, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by the Corporation and/or the Parent or otherwise, and may employ such assistants as may be necessary to the proper determination and discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

          (b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the determination and discharge of its duties hereunder and in the management of the Trust.

     7.11 Investment of Money Held by Trustee. Unless otherwise provided in this trust agreement, any money held by or on behalf of the Trustee which under the terms of this trust agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of Ontario, trustees are authorized to invest trust money, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such money on the written direction of the Corporation. Pending the investment of any money as herein before provided, such money may be deposited in the name of the Trustee in any chartered bank in Canada or, with the consent of the Corporation, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

     7.12 Trustee Not Required to Give Security. The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this trust agreement or otherwise in respect of the premises.

     7.13 Trustee Not Bound to Act on Corporation's Request. Except as in this trust agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Corporation and/or the Parent or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act and rely upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

     7.14 Authority to Carry on Business. The Trustee represents to the Corporation and the Parent that at the date of execution and delivery by it of this trust agreement it is authorized to carry on the business of a trust company in the Province of Ontario but if, notwithstanding the provisions of this section 7.14, it ceases to be so authorized to carry on business, the validity and enforceability of this trust agreement and the Voting Rights, the Exchange Right and the other rights granted in or resulting from the Trustee being a party to this trust agreement shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in the Province of Ontario, either become so authorized or resign in the manner and with the effect specified in Article 10 hereof.

     7.15 Conflicting Claims. If conflicting claims or demands are made or asserted with respect to any interest of any Non-Affiliated Holder in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Non-Affiliated Holder in any Exchangeable Shares resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claim or demand. In so refusing, the Trustee may elect not to exercise any Voting Rights, the Exchange Right or other rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

          (a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Right or other rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

          (b) all differences with respect to the Voting Rights, Exchange Right or other rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate fully to indemnify it as between all conflicting claims or demands.

     7.16 Acceptance of Trust. The Trustee hereby accepts the Trust created and provided for by and in this trust agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Non-Affiliated Holders, subject to all the terms and conditions herein set forth.

                                   ARTICLE 8

                                  COMPENSATION

     8.1 Fees and Expenses of the Trustee. The Parent and the Corporation jointly and severally agree to pay to the Trustee reasonable compensation for all of the services rendered by it under this trust agreement and will reimburse the Trustee for all reasonable expenses (including but not limited to taxes, compensation paid to experts, agents and advisors and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its rights and duties under this trust agreement; provided that the Parent and the Corporation shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with negligence or wilful misconduct.

                                   ARTICLE 9

                  INDEMNIFICATION AND LIMITATION OF LIABILITY

     9.1 Indemnification of the Trustee. The Parent and the Corporation jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and agents appointed and acting in accordance with this trust agreement (collectively, the "Indemnified Parties") against all claims, losses, damages, costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, negligence, wilful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason of or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this trust agreement, or any written or oral instructions delivered to the Trustee by the Parent or the Corporation pursuant hereto. In no case shall the Parent or the Corporation be liable under this indemnity for any claim against any of the Indemnified Parties if such claim is incurred or suffered by reason of or as a result of the fraud, negligence, wilful misconduct or bad faith of an Indemnified Party and unless the Parent and the Corporation shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. Subject to (ii), below, the Parent and the Corporation shall be entitled to participate at their own expense in the defense and, if the Parent or the Corporation so elect at any time after receipt of such notice, any of them may assume the defense of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defense thereof but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by the Parent or the Corporation, such authorization not to be unreasonably withheld; or (ii) the named parties to any such suit include both the Trustee and the Parent or the Corporation and the Trustee shall have been advised by counsel acceptable to the Parent or the Corporation that there may be one or more legal defenses available to the Trustee that are different from or in addition to those available to the Parent or the Corporation and that an actual or potential conflict of interest exists (in which case the Parent and the Corporation shall not have the right to assume the defense of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). Such indemnification shall survive the resignation or removal of the Trustee and the termination of this trust agreement.

     9.2 Limitation of Liability. The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this trust agreement, except to the extent that such loss is attributable to the fraud, negligence, wilful misconduct or bad faith on the part of the Trustee.

                                   ARTICLE 10

                               CHANGE OF TRUSTEE

     10.1 Resignation. The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to the Parent and the Corporation specifying the date on which it desires to resign, provided that such notice shall never be given less than 60 days before such desired resignation date unless the Parent and the Corporation otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, the Parent and the Corporation shall promptly appoint a successor trustee by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing acceptance by a successor trustee, a successor trustee may be appointed by an order of the Ontario Court of Justice (General Division) upon application of one or more of the parties hereto.

     10.2 Removal. The Trustee, or any trustee hereafter appointed, may be removed with or without cause, at any time on 60 days' prior notice by written instrument executed by the Parent and the Corporation, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

     10.3 Successor Trustee. Any successor trustee appointed as provided under this trust agreement shall execute, acknowledge and deliver to the Parent and the Corporation and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this trust agreement, with like effect as if originally named as trustee in this trust agreement. However, on the written request of the Parent and the Corporation or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this trust agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, the Parent and the Corporation and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

     10.4 Notice of Successor Trustee. Upon acceptance of appointment by a successor trustee as provided herein, the Parent and the Corporation shall cause to be mailed notice of the succession of such trustee hereunder to each Non-Affiliated Holder specified in a List. If the Parent or the Corporation shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of the Parent and the Corporation.

                                   ARTICLE 11

                               PARENT SUCCESSORS

     11.1 Certain Requirements in Respect of Combination, etc. The Parent shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation resulting therefrom unless, but may do so if:

          (a) such other person or continuing corporation (the "Parent Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this trust agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee and in the opinion of legal counsel to the Trustee are necessary or advisable to evidence the assumption by the Parent Successor of liability for all money payable and property deliverable hereunder and the covenant of such Parent Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of the Parent under this trust agreement; and

          (b) such transaction shall, to the satisfaction of the Trustee and in the opinion of legal counsel to the Trustee, be upon such terms as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Non-Affiliated Holders hereunder.

     11.2  Vesting of Powers in Successor. Whenever the conditions of section
11.1 hereof have been duly observed and performed, if required by section 11.1 hereof, the Trustee, the Parent Successor and the Corporation shall execute and deliver the supplemental trust agreement provided for in Article 12 hereof and thereupon the Parent Successor shall possess and from time to time may exercise each and every right and power of the Parent under this trust agreement in the name of the Parent or otherwise and any act or proceeding by any provision of this trust agreement required to be done or performed by the board of directors of the Parent or any officers of the Parent may be done and performed with like force and effect by the directors or officers of such Parent Successor.

     11.3 Wholly-Owned Subsidiaries. Except as provided in section 5.10, nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned Subsidiary of the Parent with or into the Parent or the winding up, liquidation or dissolution of any wholly-owned Subsidiary of the Parent provided that all of the assets of such Subsidiary are transferred to the Parent or another wholly-owned Subsidiary of the Parent, and any such transactions are expressly permitted by this Article 11; provided that any limitation on such amalgamation, merger, winding up, liquidation or dissolution contained in section 5.10 shall not apply if (i) as a result of any change in law (including provisions of the Code, Treasury regulations promulgated thereunder, rulings and other official pronouncements of the Internal Revenue Service and judicial decisions) after the Effective Time Battle Mountain Sub would, or there is a substantial possibility that it might recognize gain under any provision of the Code upon the delivery of Parent Common Stock in exchange for Exchangeable Shares, or (ii) the Minimum Ownership Requirement is not satisfied and one year has passed since the Minimum Ownership Requirement ceased to be satisfied. Prior to the initiation of any amalgamation, merger, winding up, liquidation or dissolution that would otherwise be limited by section 5.10, the Parent shall deliver to the Trustee an Officer's Certificate to the effect that such transaction may be carried out, in accordance with the preceding sentence, notwithstanding the limitations that would otherwise apply under section 5.10. If the Officer's Certificate relies upon a change in law, as above described, it shall be accompanied by an opinion of independent legal counsel to the effect that such change in law has occurred and indicating the legal basis for such determination and the Parent shall deliver a copy of such Officer's Certificate (together with such opinion of counsel) to all Initial 5% Holders.

                                   ARTICLE 12

                  AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

     12.1 Amendments, Modifications, etc. This trust agreement may not be amended or modified except by an agreement in writing executed by the Corporation, the Parent and the Trustee and approved by the Non-Affiliated Holders in accordance with Section 9.2 of the Exchangeable Share Provisions.

     12.2  Ministerial Amendments. Notwithstanding the provisions of section
12.1 hereof, the parties to this trust agreement may in writing, at any time and from time to time, without the approval of the Non-Affiliated Holders, amend or modify this trust agreement for the purposes of:

          (a) adding to the covenants of any or all of the parties hereto for the protection of the Non-Affiliated Holders hereunder;

          (b) making such amendments or modifications not inconsistent with this trust agreement as may be necessary or desirable with respect to matters or questions which, in the opinion of the Board of Directors and the board of directors of the Parent and in the opinion of the Trustee and its counsel, having in mind the best interests of the Non-Affiliated Holders as a whole, it may be expedient to make, provided that such boards of directors and the Trustee and its counsel shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Non-Affiliated Holders as a whole; or

          (c) making such changes or corrections which, on the advice of counsel to the Corporation, the Parent and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee and its counsel and the Board of Directors and the board of directors of the Parent shall be of the opinion that such changes or corrections will not be prejudicial to the interests of the Non-Affiliated Holders as a whole.

     12.3 Meeting to Consider Amendments. The Corporation, at the request of the Parent, shall call a meeting or meetings of the Non-Affiliated Holders for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of the Corporation, the Exchangeable Share Provisions and all applicable laws.

     12.4 Changes in Capital of Parent and the Corporation. At all times after the occurrence of any event effected pursuant to section 6.7 or section 6.8 of this trust agreement, as a result of which either the Parent

Common Stock or the Exchangeable Shares or both are in any way changed, this trust agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which the Parent Common Stock or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

     12.5 Execution of Supplemental Trust Agreements. No amendment to or modification or waiver of any of the provisions of this trust agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time the Corporation (when authorized by a resolution of its Board of Directors), the Parent (when authorized by a resolution of the Parent Board of Directors) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

          (a) evidencing the succession of Parent Successors to the Parent and the covenants of and obligations assumed by each such Parent Successor in accordance with the provisions of Article 11 and the successor of any successor trustee in accordance with the provisions of Article 10;

          (b) making any additions to, deletions from or alterations of the provisions of this trust agreement or the Voting Rights or the Exchange Right which, in the opinion of the Trustee and its counsel, will not be prejudicial to the interests of the Non-Affiliated Holders as a whole or are in the opinion of counsel to the Trustee necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to the Parent, the Corporation, the Trustee or this trust agreement; and

          (c) for any other purposes not inconsistent with the provisions of this trust agreement, including without limitation to make or evidence any amendment or modification to this trust agreement as contemplated hereby, provided that, in the opinion of the Trustee and its counsel, the rights of the Trustee and the Non-Affiliated Holders as a whole will not be prejudiced thereby.

                                   ARTICLE 13

                                  TERMINATION

     13.1 Term. The Trust created by this trust agreement shall continue until the earliest to occur of the following events:

          (a) no outstanding Exchangeable Shares are held by any Non-Affiliated Holder;

          (b) each of the Corporation and the Parent elects in writing to terminate the Trust and such termination is approved by the Non-Affiliated Holders of the Exchangeable Shares in accordance with Section 9.2 of the Exchangeable Share Provisions; and

          (c) 21 years after the death of the last survivor of the descendants of His Majesty King George VI of the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

     13.2 Survival of Agreement. This trust agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by any Non-Affiliated Holder; provided, however, that the provisions of Articles 8 and 9 hereof and the representation contained in section 6.3(b) hereof shall survive any such termination of this trust agreement.

                                   ARTICLE 14

                                    GENERAL

     14.1 Severability. If any provision of this trust agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this trust agreement shall not in any way be affected or impaired thereby and this trust agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

     14.2 Enurement. This trust agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Non-Affiliated Holders, and with respect to the representations contained in section 6.3(b), all shareholders of the Corporation who receive Parent Common Stock through holding Exchangeable Shares.

     14.3 Notices to Parties. All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

    (a) if to the Parent at:                        Battle Mountain Gold Company
                                                    333 Clay Street, 42nd Floor
                                                    Houston, Texas 77002-4103
                                                    Attention: General Counsel
                                                    Telecopy: (713) 650-3636

    (b) if to the Corporation at:                   Hemlo Gold Mines Inc.
                                                    1 Adelaide Street East
                                                    Suite 2902
                                                    Toronto, Ontario
                                                    M5C 2Z9
                                                    Attention: President
                                                    Telecopy: (416) 982-7388

    (c) if to the Trustee at:                       The R-M Trust Company
                                                    393 University Avenue, 5th Floor
                                                    Toronto, Ontario M5G 2M7
                                                    Attention: Vice President, Client
                                                    Services
                                                    Telecopy: (416) 813-4555

     Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

     14.4 Notice of Non-Affiliated Holders. Any and all notices to be given and any documents to be sent to any Non-Affiliated Holders may be given or sent to the address of such holder shown on the register of holders of Exchangeable Shares in any manner permitted by the Business Corporations Act (Ontario) from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such Act, the provisions of which Act shall apply mutatis mutandis to notices or documents as aforesaid sent to such holders.

     14.5 Risk of Payments by Post. Whenever payments are to be made or documents are to be sent to any Non-Affiliated Holder by the Trustee or by the Corporation, the Parent or by such Non-Affiliated Holder to the Trustee or to the Parent or the Corporation, the making of such payment or sending of such document sent through the post shall be at the risk of the Corporation, in the case of payments made or documents sent by the Trustee or the Corporation or the Parent and the Non-Affiliated Holder, in the case of payments made or documents sent by the Non-Affiliated Holder.

     14.6 Counterparts. This trust agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

     14.7 Jurisdiction. This trust agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

     14.8 Attornment. The Parent agrees that any action or proceeding arising out of or relating to this trust agreement may be instituted in the courts of Ontario, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgment of the said courts and agrees not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction and hereby appoints the Corporation at its registered office in the Province of Ontario as its attorney for service of process.

     IN WITNESS WHEREOF, the parties hereto have caused this trust agreement to be duly executed as of the date first above written.

                                            BATTLE MOUNTAIN GOLD COMPANY

                                            By: _______________________________
                                            Name:
                                            Title:

                                            By: _______________________________
                                            Name:
                                            Title:

                                            HEMLO GOLD MINES INC.

                                            By: _______________________________
                                            Name:
                                            Title:

                                            By: _______________________________
                                            Name:
                                            Title:

                                            THE R-M TRUST COMPANY

                                            By: _______________________________
                                            Name:
                                            Title:

                                            By: _______________________________
                                            Name:
                                            Title:

                                    ANNEX F

                AMENDMENT TO RESTATED ARTICLES OF INCORPORATION
                        OF BATTLE MOUNTAIN GOLD COMPANY

                             PROPOSED AMENDMENTS TO
                         BATTLE MOUNTAIN GOLD COMPANY'S
                           ARTICLES OF INCORPORATION

     Article FOURTH of the Restated Articles of Incorporation of the Corporation shall be amended to read in its entirety as follows:

          FOURTH: The amount of the total authorized capital stock of the Corporation, and the number and par value of the shares of which it is to consist, is 550,000,001 shares, amounting in the aggregate to One Hundred Million Dollars and ten cents ($100,000,000.10 ), divided into classes as follows:

             50,000,000 shares shall be Preferred Stock, $1.00 par value ("Preferred Stock");

             500,000,000 shares shall be Common Stock, $0.10 par value ("Common Stock"); and

             One share shall be Special Voting Stock, $0.10 par value ("Special Voting Stock").

     Shares of any class of stock of the Corporation may be issued for such consideration and for such corporate purposes as the Board of Directors may from time to time determine. The capital stock, after the amount of the subscription price (which shall not be less than the par value) has been paid in, shall not be subject to assessment.

          The following is a description of the different classes and a statement of the relative rights of the holders of the Preferred Stock, the Common Stock and the Special Voting Stock.

                           SECTION I. PREFERRED STOCK

          The Board of Directors of the Corporation is authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock of the Corporation in one or more series with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof as are stated and expressed in these Articles of Incorporation, and, to the extent not so stated or expressed, as may be stated and expressed in a resolution or resolutions establishing such series and providing for the issuance thereof adopted by the Board of Directors pursuant to the authority so to do which is hereby expressly vested in it including, without limiting the generality of the foregoing, the following:

        (1) the designation and number of shares of each such series;

        (2) the dividend rate of each such series, the conditions and dates upon which such dividends shall be payable, the preference or relation of such dividends to dividends payable on any other class or classes of capital stock of the Corporation, and whether such dividends shall be cumulative or noncumulative;

        (3) whether the shares of each such series shall be subject to redemption by the Corporation, and, if made subject to such redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption;

        (4) the terms and amount of any sinking or similar fund provided for the purchase or redemption of the shares of each such series;

        (5) whether the shares of each such series shall be convertible into or exchangeable for shares of capital stock or other securities of the Corporation or of any other corporation, and, if provision be made for conversion or exchange, the times, prices, rates, adjustments and other terms and conditions of such conversion or exchange;

        (6) the extent, if any, to which the holders of the shares of any series shall be entitled to vote as a class or otherwise with respect to the election of directors or otherwise;

        (7) the restrictions and conditions, if any, upon the issue or reissue of any additional Preferred Stock ranking on a parity with or prior to such shares as to dividends or upon dissolution;

        (8) the rights of the holders of the shares of such series upon the dissolution of, or upon the distribution of assets of, the Corporation, which rights may be different in the case of voluntary dissolution than the case of involuntary dissolution; and

        (9) any other relative rights, preferences or limitations of shares of such series consistent with this Article FOURTH and applicable law.

          The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock of the Corporation, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. All shares of any one series of Preferred Stock of the Corporation shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative. Except as may otherwise be required by law or these Articles of Incorporation, the terms of any series of Preferred Stock may be amended without consent of the holders of any other series of Preferred Stock or of any class of Common Stock of the Corporation.

               SECTION II. COMMON STOCK AND SPECIAL VOTING STOCK

     1. Voting Rights.

          (a) Each share of Common Stock shall entitle the holder thereof to one vote for each share held and the holder of the share of Special Voting Stock shall have a number of votes equal to the number of Exchangeable Shares ("Exchangeable Shares") of Hemlo Gold Mines Inc. (to be renamed Battle Mountain Canada Inc.), an Ontario corporation, from time to time which are not owned by the Corporation or any of its direct or indirect subsidiaries that, under Section 78.283 of the Nevada Revised Statutes or any successor provision thereto, cannot vote shares of Common Stock held by it (an "Article 4 Subsidiary"). Except as otherwise required by law or these Articles of Incorporation, the Common Stock and the Special Voting Stock shall vote together as a single class in the election of directors and on all matters submitted to a vote of stockholders of the Corporation.

          (b) No holder of Common Stock or Special Voting Stock shall have the right to cumulate votes in the election of Directors of the Corporation or for any other purpose.

          2. Dividends. Subject to the rights of holders of Preferred Stock of the Corporation, the holders of Common Stock shall be entitled to share ratably, on a share for share basis, in any and all dividends, payable in cash or otherwise, as may be declared in respect of their holdings by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor, and the holders of Special Voting Stock shall not be entitled to receive any such dividends.

     3. Provisions Regarding Special Voting Stock.

          (a) Pursuant to the terms of that certain Combination Agreement, dated as of March 11, 1996, by and among the Corporation and Hemlo Gold Mines Inc. one share of Special Voting Stock is being issued to the trustee (the "Trustee") under the Voting, Support and Exchange Trust Agreement, dated as
     of           , 1996 by and between the Corporation, Hemlo Gold Mines Inc.
     and the Trustee.

          (b) The holder of the share of Special Voting Stock is entitled to exercise the voting rights attendant thereto in such manner as such holder desires.

          (c) At such time as the Special Voting Stock has no votes attached to it because there are no Exchangeable Shares of Hemlo Gold Mines Inc. outstanding which are not owned by the Corporation or an Article 4 Subsidiary and there are no shares of stock, debt, options or other agreements of Hemlo Gold Mines Inc. which could give rise to the issuance of any Exchangeable Shares of Hemlo Gold Mines Inc. to any person (other than the Corporation or an Article 4 Subsidiary), the Special Voting Stock shall be cancelled.

               SECTION III. PROVISIONS APPLICABLE TO ALL CLASSES

          1. Liquidation Rights. In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of each series of Preferred Stock shall be entitled to receive, out of the net assets of the Corporation, an amount for each share equal to the amount fixed and determined in accordance with the respective rights and priorities established by the Board of Directors in any resolution or resolutions providing for the issuance of any particular series of Preferred Stock before any of the assets of the Corporation shall be distributed or paid over to holders of Common Stock. After payment in full of said amounts to the holders of Preferred Stock of all series, holders of Common Stock shall be entitled to share ratably in the remaining net assets of the Corporation, such that an equal amount of net assets shall be allocated to each share of Common Stock, and the holders of Special Voting Stock shall not be entitled to receive any such assets. A merger or consolidation of the Corporation with or into any other corporation or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the Corporation within the meaning of this paragraph 1.

          2. Preemptive Rights. No stockholder of the Corporation shall, by reason of his holding any shares of any class of the Corporation, have any preemptive or preferential right to acquire or subscribe for any treasury or unissued shares of any class of the Corporation now or hereafter to be authorized, or any notes, debentures, bonds, or other securities convertible into or carrying any right, option or warrant to subscribe for or acquire shares of any class of the Corporation now or hereafter to be authorized, whether or not the issuance of any such shares, or such notes, debentures, bonds or other securities, would adversely affect the dividends or voting rights of such stockholder, and the Board of Directors of the Corporation may issue shares of any class of this Corporation, or any notes, debentures, bonds or other securities convertible into or carrying rights, options or warrants to subscribe for or acquire shares of any class of the Corporation, without offering any such shares of any class of the Corporation, either in whole or in part, to the existing stockholders of any class of the Corporation.

                                    ANNEX G

                              SALOMON BROTHERS INC
                                FAIRNESS OPINION

                     [LETTERHEAD OF SALOMON BROTHERS INC]



March 11, 1996

Members of the Board of Directors
Battle Mountain Gold Company
333 Clay Street, 42nd Floor
Houston, Texas 77002-4103

Attention:  Karl E. Elers
          Chairman of the Board and Chief Executive Officer

Dear Sirs:

You have asked us to advise you with respect to the fairness to the stockholders of Battle Mountain Gold Company (the "Acquiror") from a financial point of view of the Exchange Ratio (as defined below) which will be used to exchange shares of Hemlo Gold Mines Inc. (the "Company") common stock for Exchangeable Shares (as defined below) pursuant to the terms of a combination agreement, dated March 11, 1996 (the "Combination Agreement"), between the Company and the Acquiror.

The Combination Agreement provides for the acquisition of all of the common stock of the Company by the Acquiror. Each share of common stock of the Company outstanding prior to the Combination (as defined below) will be converted into
1.48 shares of the Company (the "Exchangeable Shares") which shall be exchangeable for an equal number of shares of common stock of the Acquiror. Such ratio of 1.48 Exchangeable Shares for each outstanding share of common stock of the Company shall be defined as the "Exchange Ratio." The actions contemplated by the Combination Agreement shall collectively be known as the "Combination."

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Acquiror and the Company, including a draft of the Combination Agreement (which you have informed us is the form of the Agreement which will be executed). We have also reviewed certain other information, including financial forecasts and life of mine plans, provided to us by the Company and the Acquiror, and have met with each of the Company's and the Acquiror's management to discuss the business and prospects of the Company and the Acquiror, respectively.

We have also considered certain financial and stock market data of the Acquiror and the Company, and we have compared that data with similar data for the other publicly held companies in businesses similar to those of the Acquiror and the Company, and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all respects. With respect to the financial forecasts and life of mine plans, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Acquiror's and the Company's management as to the future financial performance of the Acquiror and the Company, respectively. In

BATTLE MOUNTAIN GOLD COMPANY
MARCH 11, 1996
PAGE 2





addition, we have not made an independent evaluation or appraisal of the assets of the Acquiror or the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist on the date hereof. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are not expressing any opinion as to what the value of the Exchangeable Shares actually will be when issued pursuant to the Combination or the prices at which such Exchangeable Shares will trade subsequent to the Combination. We have relied on advice of counsel to the Acquiror as to all legal matters regarding the structure and tax implications of the Combination and related matters. We have assumed that the Exchangeable Shares will be the economic and voting equivalent of the underlying shares of the Acquiror's common stock into which they are exchangeable. We have assumed that the Combination will be treated as a pooling of interests under generally accepted accounting principles in the United States. We have assumed that the Combination will result in a tax-free rollover of bases for U.S. and Canadian shareholders of Hemlo Gold Mines Inc.

We have acted as financial advisor to the Acquiror in connection with the Combination and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Combination. Additionally, we have previously rendered investment banking and financial advisory services to the Acquiror for which we received compensation. In the ordinary course of our business, we actively trade the equity securities of both the Company and the Acquiror, and the debt securities of the Acquiror, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Acquiror only and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent, other than as provided for in the engagement agreement dated February 22, 1996 between the Acquiror and Salomon Brothers Inc. Our opinion does not constitute a recommendation to any board member or stockholder of the Acquiror or the Company as to how such board member or stockholder should vote on the Combination or otherwise address the Acquiror's or the Company's respective decisions to effect the Combination or the relative attractiveness of the Combination compared to other strategic alternatives available to the Acquiror.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the stockholders of the Acquiror from a financial point of view.

                                            Very truly yours,

                                            Salomon Brothers Inc
                                            /s/ Graeme A. Gilfillan
                                            Managing Director

                                    ANNEX H

                          RBC DOMINION SECURITIES INC.
                                FAIRNESS OPINION

               [Letterhead of RBC Dominion Securities, Inc.]


                                                                  March 11, 1996

The Board of Directors
Hemlo Gold Mines Inc.
Suite 2902
1 Adelaide Street East
Toronto, Ontario
MSC 2Z9

Dear Sirs:

     We understand that Battle Mountain Gold Company ("Battle Mountain") and Hemlo Gold Mines Inc. ("Hemlo Gold") have executed a Combination Agreement dated as of March 11, 1996 (the "Combination Agreement"), which agreement contemplates an arrangement (the "Arrangement") whereby each outstanding Hemlo Gold common share ("Hemlo Gold Common Share") will be exchanged for 1.48 shares of a new class of Exchangeable Shares of Hemlo Gold, which are in turn exchangeable on a one-for-one basis for Battle Mountain Common Stock. Pursuant to the Combination Agreement, Battle Mountain will become the beneficial owner of the sole outstanding Hemlo Gold Common Share and Hemlo Gold will change its name to Battle Mountain Canada Inc. We have assumed that the Arrangement will be treated as a pooling of interests under generally accepted accounting principles in the United States and that the Arrangement will result in a tax-free roll-over of bases for United States and Canadian holders of Hemlo Gold Common Shares.

     The board of directors of Hemlo Gold (the "Board") has retained RBC Dominion Securities Inc. ("RBC Dominion Securities") to provide its opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, of the Arrangement, to the holders of Hemlo Gold Common Shares.

CREDENTIALS OF RBC DOMINION SECURITIES

     RBC Dominion Securities is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. The Fairness Opinion represents the opinion of RBC Dominion Securities and the form and content hereof has been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

SCOPE OF REVIEW

     In connection with rendering the Fairness Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

    (i)      the Combination Agreement;
    (ii)     a draft of the 1995 Annual Information Form of Hemlo Gold, including audited financial statements for the three years ended December 31, 1995;
    (iii)    life of mine operating and financial projections for the principal operations of
             Hemlo Gold, prepared by Hemlo Gold management;
    (iv)     discussions with senior management of Hemlo Gold with respect to the current operations, financial condition and future prospects of Hemlo Gold;
    (v)      discussions with the auditors of Hemlo Gold;

    (vi)     the report on Form 10-K for Battle Mountain for the year ended December 31, 1995, including the audited financial statements for the three years ended December 31,
             1995;
    (vii)    life of mine operating and financial projections for the principal operations of
             Battle Mountain, prepared by Battle Mountain management;
    (viii)   discussions with senior management of Battle Mountain with respect to the current operations, financial condition and future prospects of Battle Mountain;
    (ix)     discussions with the auditors of Battle Mountain;
    (x)      publicly available information relating to the business, operations, financial performance and stock trading history of Hemlo Gold, Battle Mountain and other selected public companies;
    (xi)     information with respect to other transactions of a comparable nature considered by RBC Dominion Securities to be relevant in the circumstances;
    (xii)    representations contained in a certificate addressed to us dated the date hereof from senior officers of Hemlo Gold; and
    (xiii)   such other information, investigations and analyses as we considered necessary or appropriate in the circumstances.

     RBC Dominion Securities has not, to the best of its knowledge, been denied access by Hemlo Gold or Battle Mountain to any information requested by RBC Dominion Securities.

CONSIDERATIONS

     For the purpose of rendering the Fairness Opinion we have considered, among other things, the following:

    (i)      the terms and conditions of the Exchangeable Shares;
    (ii)     the exchange ratio results in a premium of approximately 20 percent based on the closing market prices of the common shares of Hemlo Gold and Battle Mountain prior to the public announcement of the Arrangement and represents a premium of approximately 29 percent based on the ratio of the average of the closing market prices of the respective shares for the 20 trading days prior to such announcement;
    (iii)    the pro-forma increase, on a per Hemlo Gold Common Share basis, in proven and probable reserves, near term production, near term cash flow and net asset values based upon undiscounted free cash flows;
    (iv)     the pro-forma decrease, on a per Hemlo Gold Common Share basis, in near term earnings;
    (v)      the benefits of holding shares in a larger company with a more diversified asset base; particularly the reduction in the proportion of gold production from a single mine from more than 80 percent to less than 40 percent;
    (vi)     the increase in the proportion of reserves and production derived from non-North
             American operations;
    (vii)    the increase in total market capitalization and liquidity of the combined company relative to Hemlo Gold;
    (viii)   that holders of the Hemlo Gold Common Shares will continue to own approximately
             62% of the equity of the combined company; and
    (ix)     that Hemlo Gold and Battle Mountain have a number of complementary capabilities and characteristics.

ASSUMPTIONS AND LIMITATIONS

     We have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by Hemlo Gold and Battle Mountain and their respective affiliates of advisors, or otherwise pursuant to our engagement. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any of such information, data, advice, opinions and representations. Certain senior officers of Hemlo Gold have represented to us, in a certificate delivered as of the date hereof, among other things, that the information, data and other material (financial and otherwise) (the "Information") provided to RBC Dominion Securities relating to Hemlo Gold or any of its subsidiaries for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to RBC Dominion Securities, and is, complete, true and correct in all material respects, and that, since the dates on which the Information was provided to RBC Dominion Securities, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Hemlo Gold, or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion. In rendering our opinion, we have assumed that the Arrangement will be consummated on the terms and conditions set forth in the Combination Agreement without material modification, amendment or waiver.

     The Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Hemlo Gold and Battle Mountain as they were reflected in the information and documents reviewed by RBC Dominion Securities and as they were represented to RBC Dominion Securities in discussions with management of Hemlo Gold and Battle Mountain. In our analysis and in connection with the preparation of the Fairness Opinion, we have made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved with the Arrangement. The Fairness Opinion is not intended to be and does not constitute a recommendation to any shareholder of Hemlo Gold as to how such shareholder should vote in connection with the Arrangement.

     RBC Dominion Securities has acted as financial advisor to Hemlo Gold in connection with the Arrangement and will be paid a fee for services as financial advisor, a significant portion of which is contingent on the consummation of the Arrangement.

     OPINION

     Based upon and subject to the foregoing, RBC Dominion Securities is of the opinion that, as of the date hereof, the Arrangement is fair from a financial point of view to the holders of the Hemlo Gold Common Shares.

                                            Yours very truly,

                                            /s/ RBC DOMINION SECURITIES INC.
                                            RBC DOMINION SECURITIES INC.

                                    ANNEX I

                              AMENDED AND RESTATED
                         1994 LONG-TERM INCENTIVE PLAN
                        OF BATTLE MOUNTAIN GOLD COMPANY

                              AMENDED AND RESTATED

                         1994 LONG-TERM INCENTIVE PLAN

                                       OF

                          BATTLE MOUNTAIN GOLD COMPANY

     1. Objectives. The 1994 Long-Term Incentive Plan (the "Plan") of Battle Mountain Gold Company, a Nevada corporation (the "Company"), as amended and restated as of June 1, 1996, is designed to retain key executives and other selected employees and reward them for making major contributions to the success of the Company and its Subsidiaries (as hereinafter defined). These objectives are to be accomplished by making awards under the Plan and thereby providing Participants (as hereinafter defined) with a proprietary interest in the growth and performance of the Company and its Subsidiaries.

     2. Definitions. As used herein, the terms set forth below shall have the following respective meanings:

          "Award" means the grant of any form of stock option, stock appreciation right, stock award or cash award, whether granted singly, in combination or in tandem, to a Participant pursuant to any applicable terms, conditions and limitations as the Committee may establish in order to fulfill the objectives of the Plan.

          "Award Agreement" means a written agreement between the Company and a Participant that sets forth the terms, conditions and limitations applicable to an Award.

          "Board" means the Board of Directors of the Company.

          "BMG Canada" means Battle Mountain Canada Inc., an Ontario corporation (formerly named Hemlo Gold Mines Inc.).

          "BMG Canada Shares" means the Exchangeable Shares of BMG Canada.

          "Code" means the Internal Revenue Code of 1986, as amended from time to time.

          "Committee" means such committee of the Board as is designated by the Board to administer the Plan. The Committee shall be constituted to permit the Plan to comply with Rule 16b-3, as hereinafter defined.

          "Common Stock" means the Common Stock, par value $0.10 per share, of the Company.

          "Director" means an individual serving as a member of the Board.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

          "Fair Market Value" of the Common Stock means, as of a particular date, (i) if the shares of Common Stock are listed on a national securities exchange, the closing sales price per share of Common Stock on the consolidated transaction reporting system for the principal such national securities exchange in the United States on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported, (ii) if the shares of Common Stock are not so listed but are quoted in the NASDAQ National Market System, the closing sales price per share of Common Stock on the NASDAQ National Market System on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported or (iii) if the Common Stock is not so listed or quoted, the mean between the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations shall be available, as reported by NASDAQ, or, if not reported by NASDAQ, by the National Quotation Bureau, Inc.

          "Fair Market Value" of the BMG Canada Shares means, as of a particular date, (i) if the BMG Canada Shares are listed on the Toronto Stock Exchange or, if not then listed on the Toronto Stock Exchange, on any other recognized stock exchange in Canada the closing sales price per share on the principal such exchange as of such date, or if there shall have been no sale as reported on that date, on the last preceding date on which a sale was so reported, (ii) if the BMG Canada Shares are not so listed but are quoted on an over-the-counter market, the closing sales price per share of BMG Canada Shares on such market on that date, or, if there shall have been no such sale reported on that date, on the last preceding date on which such a sale was so reported or (iii) if the BMG Canada Shares are not so listed or quoted, the amount determined by the Board.

          "Participant" means an employee of the Company or any of its Subsidiaries to whom an Award has been made under this Plan.

          "Rule 16b-3" means Rule 16b-3 promulgated under the Exchange Act, or any successor rule.

          "Subsidiary" means any corporation of which the Company directly or indirectly owns shares representing more than 50% of the voting power of all classes or series of capital stock of such corporation which have the right to vote generally on matters submitted to a vote of the stockholders of such corporation.

     3. Eligibility. Employees of the Company and its Subsidiaries eligible for an Award under this Plan are those who hold positions of responsibility and whose performance, in the judgment of the Committee, can have a significant effect on the success of the Company and its Subsidiaries.

     4. Common Stock Available for Awards. There shall be available for Awards granted wholly or partly in Common Stock or BMG Canada Shares (including rights or options which may be exercised for or settled in Common Stock or BMG Canada Shares) during the term of this Plan an aggregate of 10,000,000 shares of Common Stock or BMG Canada Shares. Notwithstanding the foregoing, not more than an aggregate of 2,500,000 shares of Common Stock or BMG Canada Shares shall be available for Awards other than stock options and stock appreciation rights granted at an exercise or strike price not less than the Fair Market Value on the date of grant. Shares of Common Stock and BMG Canada Shares shall count against the foregoing 10,000,000 share and 2,500,000 share limits on an equal basis. The Board of Directors and the appropriate officers of the Company shall from time to time take whatever actions are necessary to file required documents with governmental authorities and stock exchanges and transaction reporting systems to make shares of Common Stock or BMG Canada Shares available for issuance pursuant to Awards. Common Stock or BMG Canada Shares related to Awards that are forfeited or terminated, expire unexercised, are settled in cash in lieu of shares or in a manner such that all or some of the shares covered by an Award are not issued to a Participant, or are exchanged for Awards that do not involve Common Stock or BMG Canada Shares, shall immediately become available for Awards hereunder. The Committee may from time to time adopt and observe any such procedures concerning the counting of shares against the Plan maximum as it may deem appropriate under Rule 16b-3.

     5. Administration. This Plan shall be administered by the Committee, which shall have full and exclusive power to interpret this Plan and to adopt such rules, regulations and guidelines for carrying out this Plan as it may deem necessary or proper, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of this Plan. Unless otherwise provided in an Award Agreement with respect to a particular award, the Committee may, in its discretion, provide for the extension of the exercisability of an Award, accelerate the vesting or exercisability of an Award, eliminate or make less restrictive any restrictions contained in an Award, waive any restriction or other provision of this Plan or an Award or otherwise amend or modify an Award in any manner that is either (i) not adverse to the Participant holding such Award or (ii) consented to by such Participant. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Award in the manner and to the extent the Committee deems necessary or desirable to carry it into effect. Any decision of the Committee in the interpretation and administration of this Plan shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned. No member of the Committee or officer of the Company to whom it has delegated authority in accordance with the provisions of Paragraph 6 of this Plan shall be liable for anything done or omitted to be done by him or her, by any member of the Committee or by any officer of the Company in connection with the performance of any duties under this Plan, except for his or her own willful misconduct or as expressly provided by statute.

     6. Delegation of Authority. The Committee may delegate to senior officers of the Company its duties under this Plan pursuant to such conditions or limitations as the Committee may establish, except that the Committee may not delegate to any person the authority to grant Awards to, or take other action with respect to, Participants who are subject to Section 16 of the Exchange Act.

     7. Awards. The Committee shall determine the type or types of Awards to be made to each Participant under this Plan. Each Award made hereunder shall be embodied in an Award Agreement, which shall contain such terms, conditions and limitations as shall be determined by the Committee in its sole discretion and shall be signed by the Participant and by the Chief Executive Officer, the Chief Operating Officer, or any Vice President of the Company for and on behalf of the Company. Awards may consist of those listed in this Paragraph 7 and may be granted singly, in combination or in tandem. Awards may also be made in combination or in tandem with, in replacement of, or as alternatives to, grants or rights under this Plan or any other employee plan of the Company or any of its Subsidiaries, including the plan of any acquired entity. An Award may provide for the granting or issuance of additional, replacement or alternative Awards upon the occurrence of specified events, including the exercise of the original Award. An Award may provide that to the extent that the acceleration of vesting or any payment made to a Participant under this Plan in the event of a change of control of the Company is subject to federal income, excise, or other tax at a rate above the rate ordinarily applicable to like payments paid in the ordinary course of business ("Penalty Tax"), whether as a result of the provisions of Sections 280G and 4999 of the Code, any similar or analogous provisions of any statute adopted subsequent to the date hereof, or otherwise, then the Company shall be obligated to pay such Participant an additional amount of cash (the "Additional Amount") such that the net amount received by such Participant, after paying any applicable Penalty Tax and any federal or state income tax on such Additional Amount, shall be equal to the amount that such Participant would have received if such Penalty Tax were not applicable. Notwithstanding anything herein to the contrary, no Participant may be granted, during any 3-year period, Awards consisting of stock options or stock appreciation rights exercisable for more than 12.5 percent of the aggregate shares of Common Stock and BMG Canada Shares reserved for issuance under the Plan.

     (a) Stock Option. An Award may consist of a right to purchase a specified number of shares of Common Stock or BMG Canada Shares at a specified price that is not less than the greater of (i) the Fair Market Value of the Common Stock or BMG Canada Shares, as applicable, on the date of grant and (ii) in the case of a right to purchase Common Stock, the par value of the Common Stock on the date of grant. A stock option may be in the form of an incentive stock option ("ISO") which, in addition to being subject to applicable terms, conditions and limitations established by the Committee, complies with Section 422 of the Code.

     (b) Stock Appreciation Right. An Award may consist of a right to receive a payment, in cash or Common Stock, equal to the excess of the Fair Market Value or other specified valuation of a specified number of shares of Common Stock or BMG Canada Shares on the date the stock appreciation right ("SAR") is exercised over a specified strike price as set forth in the applicable Award Agreement.

     (c) Stock Award. An Award may consist of Common Stock or BMG Canada Shares may be denominated in units of Common Stock or BMG Canada Shares. All or part of any stock award may be subject to conditions established by the Committee, and set forth in the Award Agreement, which may include, but are not limited to, continuous service with the Company and its Subsidiaries, achievement of specific business objectives, increases in specified indices, attaining specified growth rates and other comparable measurements of performance. Such Awards may be based on Fair Market Value or other specified valuations. The certificates evidencing shares of Common Stock or BMG Canada Shares issued in connection with a stock award shall contain appropriate legends and restrictions describing the terms and conditions of the restrictions applicable thereto.

     (d) Cash Award. An Award may be denominated in cash with the amount of the eventual payment subject to future service and such other restrictions and conditions as may be established by the Committee, and set forth in the Award Agreement, including, but not limited to, continuous service with the Company and its Subsidiaries, achievement of specific business objectives, increases in specified indices, attaining specified growth rates and other comparable measurements of performance.

     8. Payment of Awards.

     (a) General. Payment of Awards may be made in the form of cash, Common Stock, BMG Canada Shares or combinations thereof and may include such restrictions as the Committee shall determine, including in the case of Common Stock or BMG Canada Shares, restrictions on transfer and forfeiture provisions. As used herein, "Restricted Stock" means shares of Common Stock or BMG Canada Shares that are restricted or subject to forfeiture provisions.

     (b) Deferral. With the approval of the Committee, payments may be deferred, either in the form of installments or a future lump sum payment. The Committee may permit selected Participants to elect to defer payments of some or all types of Awards in accordance with procedures established by the Committee. Any deferred payment, whether elected by the Participant or specified by the Award Agreement or by the Committee, may be forfeited if and to the extent that the Award Agreement so provides.

     (c) Dividends and Interest. Dividends or dividend equivalent rights may be extended to and made part of any Award denominated in Common Stock or BMG Canada Shares or units of Common Stock or BMG Canada Shares, subject to such terms, conditions and restrictions as the Committee may establish. The Committee may also establish rules and procedures for the crediting of interest on deferred cash payments and dividend equivalents for deferred payment denominated in Common Stock or BMG Canada Shares or units of Common Stock or BMG Canada Shares.

     (d) Substitution of Awards. At the discretion of the Committee, a Participant may be offered an election to substitute an Award for another Award or Awards of the same or different type.

     9. Stock Option Exercise. The price at which shares of Common Stock or BMG Canada Shares may be purchased under a stock option shall be paid in full at the time of exercise in cash or, if permitted by the Committee, by means of tendering Common Stock or BMG Canada Shares or surrendering another Award, including Restricted Stock, valued at Fair Market Value on the date of exercise, or any combination thereof. The Committee shall determine acceptable methods for tendering Common Stock, BMG Canada Shares or other Awards to exercise a stock option as it deems appropriate. If permitted by the Committee, payment may be made by successive exercises by the Participant. The Committee may provide for loans from the Company to permit the exercise or purchase of Awards and may provide for procedures to permit the exercise or purchase of Awards by use of the proceeds to be received from the sale of Common Stock or BMG Canada Shares issuable pursuant to an Award. Unless otherwise provided in the applicable Award Agreement, in the event shares of Restricted Stock are tendered as consideration for the exercise of a stock option, a number of the shares issued upon the exercise of the stock option, equal to the number of shares of Restricted Stock used as consideration therefor, shall be subject to the same restrictions as the Restricted Stock so submitted as well as any additional restrictions that may be imposed by the Committee.

     10. Tax Withholding. The Company shall have the right to deduct applicable taxes from any Award payment and withhold, at the time of delivery or vesting of cash or shares of Common Stock or BMG Canada Shares under this Plan, an appropriate amount of cash or number of shares of Common Stock or BMG Canada Shares or a combination thereof for payment of taxes required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes. The Committee may also permit withholding to be satisfied by the transfer to the Company of shares of Common Stock or BMG Canada Shares theretofore owned by the holder of the Award with respect to which withholding is required. If shares of Common Stock or BMG Canada Shares are used to satisfy tax withholding, such shares shall be valued based on the Fair Market Value thereof when the tax withholding is required to be made.

     11. Amendment, Modification, Suspension or Termination. The Board may amend, modify, suspend or terminate this Plan for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law except that (i) no amendment or alteration that would impair the rights of any Participant under any Award previously granted to such Participant shall be made without such Participant's consent and (ii) no amendment or alteration shall be effective prior to approval by the Company's stockholders to the extent such approval is then required pursuant to Rule 16b-3 in order to preserve the applicability of any exemption provided by such rule to any Award then outstanding (unless the holder of such Award consents) or to the extent stockholder approval is otherwise required by applicable legal requirements.

     12. Termination of Employment. Upon the termination of employment by a Participant, any unexercised, deferred or unpaid Awards shall be treated as provided in the specific Award Agreement evidencing the Award. In the event of such a termination, the Committee may, in its discretion, provide for the extension of the exercisability of an Award, accelerate the vesting or exercisability of an Award, eliminate or make less restrictive any restrictions contained in an Award, waive any restriction or other provision of this Plan or an Award or otherwise amend or modify the Award in any manner that is either (i) not adverse to such Participant or (ii) consented to by such Participant.

     13. Assignability. Unless otherwise determined by the Committee and provided in the Award Agreement, no Award or any other benefit under this Plan constituting a derivative security within the meaning of Rule 16a-1(c) under the Exchange Act shall be assignable or otherwise transferable except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act, or the rules thereunder. The Committee may prescribe and include in applicable Award Agreements other restrictions on transfer. Any attempted assignment of an Award or any other benefit under this Plan in violation of this Paragraph 13 shall be null and void.

     14. Adjustments.

     (a) The existence of outstanding Awards shall not affect in any manner the right or power of the Company or its stockholders or of BMG Canada to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the capital stock of the Company or BMG Canada or their respective businesses or any merger or consolidation of the Company or BMG Canada, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the Common Stock or the BMG Canada Shares) or the dissolution or liquidation of the Company or BMG Canada, or any sale or transfer of all or any part of their respective assets or businesses, or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

     (b) In the event of any subdivision or consolidation of outstanding shares of Common Stock or BMG Canada Shares or declaration of a dividend payable in shares of Common Stock or BMG Canada Shares or capital reorganization or reclassification or other transaction involving an increase or reduction in the number of outstanding shares of Common Stock or BMG Canada Shares, the Committee may adjust proportionally (i) the number of shares of Common Stock and BMG Canada Shares reserved under this Plan and covered by outstanding Awards denominated in Common Stock or units of Common Stock or BMG Canada Shares; (ii) the exercise or other price in respect of such Awards; and (iii) the appropriate Fair Market Value and other price determinations for such Awards. In the event of any consolidation or merger of the Company with another corporation or entity or the adoption by the Company of a plan of exchange affecting the Common Stock or BMG Canada Shares or any distribution to holders of Common Stock or BMG Canada Shares of securities or property (other than normal cash dividends or dividends payable in Common Stock or BMG Canada Shares), the Committee shall make such adjustments or other provisions as it may deem equitable, including adjustments to avoid fractional shares, to give proper effect to such event. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the Committee shall be authorized to issue or assume stock options, regardless of whether in a transaction to which Section 424(a) of the Code applies, by means of substitution of new options for previously issued options or an assumption of previously issued options, or to make provision for the acceleration of the exercisability of, or lapse of restrictions with respect to, Awards and the termination of unexercised options in connection with such transaction.

     15. Restrictions. No shares of Common Stock or BMG Canada Shares or other form of payment shall be issued with respect to any Award unless the Company shall be satisfied based on the advice of its counsel that such issuance will be in compliance with applicable federal and state securities laws. It is the intent of the Company that this Plan comply with Rule 16b-3 with respect to persons subject to Section 16 of the Exchange Act unless otherwise provided herein or in an Award Agreement, that any ambiguities or inconsistencies in the construction of this Plan be interpreted to give effect to such intention, and that if any provision of this Plan is found not to be in compliance with Rule 16b-3, such provision shall be null and void to the extent required to permit this Plan to comply with Rule 16b-3. Certificates evidencing shares of Common Stock or BMG Canada Shares delivered under this Plan may be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or transaction reporting system upon which shares of Common Stock or BMG Canada Shares are then listed and any applicable federal and state securities law. The Committee may cause a legend or legends to be placed upon any such certificates to make appropriate reference to such restrictions.

     16. Unfunded Plan. Insofar as it provides for Awards of cash, Common Stock or BMG Canada Shares or rights thereto, this Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Participants who are entitled to cash, Common Stock or BMG Canada Shares or rights thereto under this Plan, any such accounts shall be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets that may at any time be represented by cash, Common Stock or BMG Canada Shares or rights thereto, nor shall this Plan be construed as providing for such segregation, nor shall the Company nor the Board nor the Committee be deemed to be a trustee of any cash, Common Stock or BMG Canada Shares or rights thereto to be granted under this Plan. Any liability or obligation of the Company to any Participant with respect to a grant of cash, Common Stock or BMG Canada Shares or rights thereto under this Plan shall be based solely upon any contractual obligations that may be created by this Plan and any Award Agreement, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Board nor the Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan.

     17. Governing Law. This Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Code or the securities laws of the United States, shall be governed by and construed in accordance with the laws of the State of Nevada.

                                    ANNEX J

                        GLOSSARY OF CERTAIN MINING TERMS

                        GLOSSARY OF CERTAIN MINING TERMS

     Unless the context otherwise requires, the following terms shall have the following meanings when used in the Joint Proxy Statement.

     "acre" means one acre or 0.4047 net hectare.

     "carbon-in-leach" means a milling process for the recovery of gold from slurried ore in a dilute sodium cyanide solution, whereby the gold is dissolved and adsorbed onto coarse carbon particles and then stripped from the carbon by a screening process.

     "carbon-in-pulp" means a milling process for the recovery of precious metals by adsorption onto activated carbon. The precious metals are recovered from the enriched carbon by elution and electrolysis.

     "contained ounces" means ounces before allowance for mining dilution and metallurgical recovery.

     "cutoff grade" means the lowest grade of mineralized rock that qualifies as ore grade in a given deposit, or the grade below which the mineralized rock currently cannot be economically mined. Cutoff grades vary between deposits depending upon the amenability of ore to gold extraction, costs of production and assumed gold prices.

     "dore" means an unrefined alloy of gold, silver and other impurities normally in the form of bars or buttons.

     "equivalent ounce of gold" means a comparable unit obtained by applying a silver-to-gold or a copper-to-gold price ratio to the total market value of silver and copper, respectively, produced during a given period, based on Battle Mountain's average realized prices for each metal during that period.

     "grass-roots exploration" means exploration for a mineral deposit in an area which may be located near a known mineral deposit, but in which a mineral deposit has not previously been discovered.

     "leach" means to dissolve minerals or metals out of ore with chemicals. Heap leaching gold involves the percolation of a cyanide solution either through crushed ore or ore transported directly from the mine (run-of-mine).

     "mile" means one mile or 1.6093 kilometers.

     "mining claim" means that portion of public mineral lands which a party has staked or marked out in accordance with federal, provincial or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

     "net smelter return" means actual gold and silver sales revenues after customary deductions for the cost of refining, freight, insurance and taxes.

     "ore" means material that can be economically mined and processed.

     "ore body" means a deposit of economically recoverable minerals, the extent and grade of which has been defined through exploration and development work.

     "ore reserve" means that part of a mineral deposit which at the time of the reserve determination could be economically and legally extracted or produced.

     "ounce" or "oz" means a troy ounce, 1.097 avoirdupois ounces or 31.103 grams.

     "patented mining claim" means a mining claim with respect to which the U.S. federal government has granted fee title after fulfillment of the government's qualifying requirements.

     "probable ore reserves" means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

     "proven ore reserves" means reserves for which (a) the quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes and grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurements are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

     "reclamation" means the process of restoring mined land to a condition which allows future beneficial use. Reclamation standards vary widely from jurisdiction to jurisdiction but usually address ground and surface water, topsoil, final slope gradients, waste handling and revegetation issues.

     "stripping ratio" means the ratio of the number of tons of waste to the number of tons of ore which will be extracted during the excavation of an open pit mine.

     "sulfide" means a mineral compound characterized by the presence of sulfur.

     "tailing" means material rejected from a mill after the recoverable valuable minerals have been extracted.

     "tailings facility" means a natural or man-made area suitable for depositing ground waste material resulting from the milling and/or processing of ore.

     "ton" means a short ton of 2,000 pounds or 907.2 kilograms, dry weight basis.

     "tonnes" means a unit of mass and weight equal to 1,000 kilograms or 2,204.6 pounds, dry weight basis.

     "unpatented mining claim" means a claim, either lode or placer, for which no patent has been issued. The claim owner has the right to exclusive possession of the locatable minerals in the area claimed. Such property rights are subject to the paramount title of the U.S. federal government until a patent is obtained.

                                    PROXY

                         BATTLE MOUNTAIN GOLD COMPANY


             Proxy Solicited on Behalf of the Board of Directors
       Annual Meeting of Stockholders to be held Monday, July 15, 1996


     The undersigned hereby appoints Joseph L. Mazur, R. Dennis O'Connell and Robert J. Quinn, jointly and severally, proxies, with full power of substitution and with discretionary authority, to represent and to vote, as designated on the reverse side hereof, all shares of Common Stock which the undersigned is entitled to vote at the 1996 annual meeting of stockholders of Battle Mountain Gold Company, or any adjournment or postponement thereof.

     This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder.

     If no direction is made, this proxy will be voted FOR Proposals 1, 2, 3 and 4.

                            (Continued and to be signed and dated on other side)

                            BATTLE MOUNTAIN GOLD COMPANY
                            P.O. BOX 11394
                            NEW YORK, N.Y. 10203-0394

- --------------------------------------------------------------------------------
1. Election of Directors

   FOR all nominees listed below  [ ]

   WITHHOLD AUTHORITY to vote for all nominees listed below  [ ]

   * EXCEPTIONS [ ]

Nominees: Charles E. Childers, Karl E. Elars, Kenneth R. Werneburg

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the "Exceptions" box and write that nominee's name in the space provided below.)
*Exceptions____________________________________________________________________

2. PROPOSAL TO APPROVE AND ADOPT THE COMBINATION AGREEMENT effective as of March 11, 1996 by and between the Company and Hemlo Gold Mines Inc. and the transactions contemplated thereby, including the amendment of the Company's Restated Articles of Incorporation.

                     FOR [ ]   AGAINST [ ]   ABSTAIN [ ]

3. PROPOSAL TO AMEND THE COMPANY'S 1994 LONG-TERM INCENTIVE PLAN

                     FOR [ ]   AGAINST [ ]   ABSTAIN [ ]

4. PROPOSAL TO RATIFY THE APPOINTMENT of Price Waterhouse LLP as the Company's independent accountants in 1996.

                     FOR [ ]   AGAINST [ ]   ABSTAIN [ ]

5. In their discretion, the proxies are authorized to vote upon any other business as may properly come before the annual meeting.

                Change of Address and/or Comments Mark Here [ ]


                                       (In signing as Attorney, Administrator,
                                       Executor, Guardian, Trustee or Corporate
                                       Officer, please add your title as such.)

                                       Date:
                                            -----------------------------------

                                       ----------------------------------------
                                               (Signature of Stockholder)

                                       ----------------------------------------
                                               (Signature of Stockholder)

                                       Votes must be indicated (x) in Black or
                                       Blue ink.    [ ]

Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope